ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

ING Map Plus NP^{SM}

Supplement dated April 30, 2007 to your current variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information

This supplement updates certain information contained in your current variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your variable annuity Contract Prospectus, Contract Prospectus Summary and SAI.

NOTICE OF FUND SUBSTITUTIONS

Effective July 27, 2007, and pursuant to applicable regulatory approvals, ING Life Insurance and Annuity Company (the "Company") and Variable Annuity Account C (the "Separate Account") will replace certain funds in which the subaccounts of the Separate Account invest (the "Replaced Funds") with certain other funds (the "Substitute Funds") as follows:

Replaced Funds	Substitute Funds
Baron Asset Fund	ING Baron Asset Portfolio (S Class)
Baron Growth Fund	ING Baron Small Cap Growth Portfolio (S Class)
Fidelity Advisor Mid Cap Fund (Class T)	ING FMR^{SM} Diversified Mid Cap Portfolio (Class S)
Legg Mason Value Trust, Inc. (Primary Class)	ING Legg Mason Value Portfolio (Class S)
Lord Abbett Affiliated Fund (Class A)	ING Lord Abbett Affiliated Portfolio (Class I)
Oppenheimer Main Street Fund (Class A)	ING Oppenheimer Main Street Portfolio (Class S)
Pioneer Equity Income VCT Portfolio (Class I)	ING Pioneer Equity Income Portfolio (Class I)
Pioneer Fund VCT Portfolio (Class I)	ING Pioneer Fund Portfolio (Class I)
Pioneer High Yield Fund (Class A)	ING Pioneer High Yield Portfolio (Class S)
Pioneer Mid Cap Value VCT Portfolio (Class I)	ING Pioneer Mid Cap Value Portfolio (Class I)
Templeton Growth Fund, Inc. (Class A)	ING Templeton Global Growth Portfolio (Class I)
UBS U.S. Small Cap Growth Fund (Class A)	ING UBS U.S. Small Cap Growth Portfolio (S Class)

Addition of New Funds.

In order to facilitate the substitutions, the following Substitute Funds will be made available under certain contracts on July 27, 2007:

ING Lord Abbett Affiliated Portfolio (Class I)
ING Pioneer Equity Income Portfolio (Class I)
ING Pioneer Fund VCT Portfolio (Class I)
ING Pioneer Mid Cap Value Portfolio (Class I)
ING Templeton Global Growth Portfolio (Class I)

These Substitute Funds will only be added to those contracts offering the corresponding Replaced Funds as of the effective date of the substitutions, and will not be available under any other contracts.

Subaccount Administrative Adjustment Charge

Amounts invested in certain of the Substitute Funds will be subject to an additional subaccount administrative adjustment charge ("subaccount charge"), as described in your Contract Prospectus and Contract Prospectus Summary. The subaccount charge for each Substitute Fund is equal to or less than the subaccount charge for the corresponding Substitute Fund.

Effective July 27, 2007, the subaccount charge for each impacted Substitute Fund is as follows:

Fund	Subaccount Charge
ING FMR^{SM} Diversified Mid Cap Portfolio (Class S)	.05%
ING Legg Mason Value Portfolio (Class S)	.10%
ING Lord Abbett Affiliated Portfolio (Class I)	.20%
ING Oppenheimer Main Street Portfolio (Class S)	.10%
ING Pioneer Equity Income Portfolio (Class I)	.35%
ING Pioneer Fund Portfolio (Class I)	.35%
ING Pioneer Mid Cap Value Portfolio (Class I)	.35%
ING Templeton Global Growth Portfolio (Class I)	.20%

The remaining Substitute Funds are not subject to a subaccount charge.

Important Information about the Substitutions.

- Effective July 27, 2007, the subaccounts which invest in the Replaced Funds will no longer be available through your variable annuity contract.
- Prior to the effective date of the substitutions and for thirty days thereafter you may transfer amounts allocated to a subaccount which invests in a Replaced Fund to any other subaccount or any available fixed account free of charge and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers.
- On the effective date of the substitutions, existing investments and ongoing allocations to a subaccount which invests in a Replaced Fund will be automatically reallocated to the subaccount which invests in the corresponding Substitute Fund. Thereafter, all future allocations directed to a subaccount which invested in a Replaced Fund will be automatically allocated to the corresponding Substitute Fund.
- The investment objective and policies of each Substitute Fund are the same as, similar to or consistent with the investment objective and policies of the corresponding Replaced Fund. The investment objective of each Substitute Fund is more fully described in each Substitute Fund's prospectus.
- A prospectus for each of the Substitute Funds has previously been sent to you or accompanies this supplement. Read these materials carefully before deciding what to do with amounts allocated to subaccounts which invest in the Replaced Funds. Should you need additional prospectuses, please call the number listed in your Contract Prospectus under "Contract Overview – Questions: Contacting the Company" or the Investment Options section of your Contract Prospectus Summary.
- **Although the total expenses of each Substitute Fund (including the impact of any applicable subaccount charges) are less than or equal to the total expenses of the corresponding Replaced Fund, you should know that the Company and its affiliates expect to collectively receive higher levels of revenue from each Substitute Fund than from the corresponding Replaced Fund. This additional revenue is primarily realized in the form of management and service fees the Substitute Funds will pay to certain of the Company's affiliates (the prospectus applicable to each Substitute Fund details these amounts). By contrast, the corresponding fees of the Replaced Funds are paid to non-ING entities. The Company therefore has a financial incentive to proceed with the substitution.**

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), 151 Farmington Avenue, Hartford, CT 06156, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.


ING Life Insurance and Annuity Company
Variable Annuity Account C
ING MAP PLUS NP[SM]
CONTRACT PROSPECTUS – APRIL 30, 2007


The Contract. The contract described in this prospectus is a group deferred variable and fixed annuity contract issued by ING Life Insurance and Annuity Company (the Company). It is intended to be used as a funding vehicle for certain types of retirement plans that qualify for beneficial tax treatment and/or provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (Tax Code). The contract is not available for sale in the state of New York.

Why Reading This Prospectus is Important. Before you participate in a contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer or a trust) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Table of Contents ... page 3

Investment Options. The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states. Generally, your plan sponsor will have selected a subset of the variable investment options to be available for investment under your retirement plan.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Each subaccount invests in one of the mutual funds (funds) listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Fixed Interest Options.

▷ Fixed Plus Account II
▷ Guaranteed Accumulation Account (subject to availability)

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in the appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. See "Contract Distribution" for further information about the amount of compensation we pay.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds is located in the "Investment Options" section of this prospectus on page 10 and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the fund prospectuses for future reference.

Getting Additional Information. You may obtain the April 30, 2007 Statement of Additional Information (SAI) without charge by indicating your request on your enrollment materials or calling the Company at 1-800-262-3862 or writing to us at the address referenced under "Contract Overview - Questions: Contacting the Company" section of the prospectus. You may also obtain an SAI for any of the funds, or a Guaranteed Accumulation Account prospectus, by calling that number. This prospectus, the Guaranteed Accumulation Account prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission (SEC) website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operations of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. The SAI table of contents is listed on page 48 of this prospectus. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-109860. The number assigned to the registration statement for the Guaranteed Accumulation Account is 333-141040. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. This prospectus is valid only when accompanied by current prospectuses of the funds. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

The Funds

AIM Global Health Care Fund (Investor Class) [1] AIM Mid Cap Core Equity Fund (Class A) [1] AllianceBernstein Growth and Income Fund, Inc. (Class A) [1] Allianz NFJ Small-Cap Value Fund (Class A) [1][2] American Balanced Fund® (Class R-3) [1] Ariel Appreciation Fund[1] Ariel Fund [1] Baron Asset Fund [1] Baron Growth Fund [1] EuroPacific Growth Fund® (Class R-3) [1] Evergreen Special Values Fund (Class A)[1]* Fidelity® Advisor Mid Cap Fund (Class T)[1] Fidelity® VIP Contrafund® Portfolio (Initial Class) Fidelity® VIP Equity-Income Portfolio (Initial Class) Fidelity® VIP Growth Portfolio (Initial Class) Franklin Small Cap Value Securities Fund (Class 2) Franklin Small-Mid Cap Growth Fund (Class A) [1] ING American Century Small-Mid Cap Value Portfolio (S Class) ING Baron Asset Portfolio (S Class) ING Baron Small Cap Growth Portfolio (S Class) ING Columbia Small Cap Value II Portfolio (S Class) ING Davis Venture Value Portfolio (S Class) ING Evergreen Health Sciences Portfolio (Class S) ING Financial Services Fund (Class A) [1] ING FMR℠ Diversified Mid Cap Portfolio (Class S)** ING FMR℠ Large Cap Growth Portfolio (Class S) ** [3] ING GNMA Income Fund (Class A) [1] ING Intermediate Bond Fund (Class A) [1] ING International Growth Opportunities Fund (Class Q) [1][3] ING International SmallCap Fund (Class A) [1] ING JPMorgan Emerging Markets Equity Portfolio (Class S) ING JPMorgan International Portfolio (S Class) ING JPMorgan Mid Cap Value Portfolio (S Class) ING JPMorgan Value Opportunities Portfolio (Class S) ING LargeCap Growth Fund (Class A) [1] ING Legg Mason Partners Aggressive Growth Portfolio (S Class)	ING Legg Mason Value Portfolio (Class S) ING Lord Abbett Affiliated Portfolio (Class S) ING Marsico Growth Portfolio (Class S) ING Marsico International Opportunities Portfolio (Class S) ING MFS Total Return Portfolio (Class S) ING Neuberger Berman Partners Portfolio (S Class) ING Oppenheimer Global Portfolio (I Class) ING Oppenheimer Main Street Portfolio® (Class S) ING Oppenheimer Strategic Income Portfolio (S Class) [4] ING PIMCO High Yield Portfolio (Class S) ING PIMCO Total Return Portfolio (S Class) ING Pioneer Equity Income Portfolio (Class S) [5] ING Pioneer Fund Portfolio (Class S) ING Pioneer High Yield Portfolio (S Class) ING Pioneer Mid Cap Value Portfolio (Class S) ING Real Estate Fund (Class A) [1] ING Solution 2015 Portfolio (Adv Class) [6] ING Solution 2025 Portfolio (Adv Class) [6] ING Solution 2035 Portfolio (Adv Class) [6] ING Solution 2045 Portfolio (Adv Class) [6] ING Solution Income Portfolio (Adv Class) [6] ING T. Rowe Price Capital Appreciation Portfolio (Class S) ING T. Rowe Price Diversified Mid Cap Growth Portfolio (S Class) [7] ING T. Rowe Price Equity Income Portfolio (Class S) ING T. Rowe Price Growth Equity Portfolio (S Class) ING Templeton Foreign Equity Portfolio (S Class) ING Templeton Global Growth Portfolio (Class S) ING UBS U.S. Small Cap Growth Portfolio (S Class) ING Van Kampen Comstock Portfolio (S Class) ING Van Kampen Real Estate Portfolio (Class S) ING VP Balanced Portfolio, Inc. (Class I) ING VP Global Science and Technology Portfolio (Class I) ING VP Index Plus International Equity Portfolio (Class S) ING VP Index Plus LargeCap Portfolio (Class I) ING VP Index Plus MidCap Portfolio (Class I) ING VP Index Plus SmallCap Portfolio (Class I) ING VP Intermediate Bond Portfolio (Class I) ING VP International Value Portfolio (Class I) ING VP Money Market Portfolio (Class I) ING VP Small Company Portfolio (Class I) ING VP Strategic Allocation Conservative Portfolio (Class I) ING VP Strategic Allocation Growth Portfolio (Class I)	ING VP Strategic Allocation Moderate Portfolio (Class I) ING VP Value Opportunity Portfolio (Class I) ING Wells Fargo Disciplined Value Portfolio (Class S) [3] ING Wells Fargo Small Cap Disciplined Portfolio (Class S) Lazard Mid Cap Portfolio (Open Shares) [4][1] Legg Mason Value Trust, Inc. (Primary Class) [1] Lord Abbett Affiliated Fund (Class A) [1] Lord Abbett Mid-Cap Value Fund (Class A) [1][8] Lord Abbett Small-Cap Value Fund (Class A) [1][8] Massachusetts Investors Growth Stock Fund (Class A) [1] Mutual Discovery Fund (Class R) [1] Neuberger Berman Socially Responsive Fund® (Trust Class) [1] New Perspective Fund® (Class R-3) [1] OpCap Mid Cap Portfolio [4] Oppenheimer Capital Appreciation Fund (Class A) [1] Oppenheimer Developing Markets Fund (Class A) [1][9] Oppenheimer Main Street Fund® (Class A) [1] Pax World Balanced Fund (Individual Investor Class) [1] PIMCO VIT Real Return Portfolio (Administrative Class) Pioneer Emerging Markets VCT Portfolio (Class I) [4] Pioneer Equity Income VCT Portfolio (Class I) Pioneer Fund VCT Portfolio (Class I) Pioneer High Yield Fund (Class A) [1] Pioneer Mid Cap Value VCT Portfolio (Class I) T. Rowe Price Mid-Cap Value Fund (R Class) [1][10] Templeton Foreign Fund (Class A) [1] Templeton Growth Fund, Inc. (Class A) [1] The Growth Fund of America® (Class R-3) [1] The Income Fund of America® (Class R-3) [1] UBS U.S. Small Cap Growth Fund (Class A) [1] Vanguard® Diversified Value Portfolio Vanguard® Equity Income Portfolio Vanguard® Small Company Growth Portfolio Wanger International Small Cap [4] Washington Mutual Investors Fund℠ (Class R-3) [1]

* Only available to plans that were offering the fund prior to September 1, 2005.
** FMR is a service mark of Fidelity Management & Research Company.
1 This fund is available to the general public. See "Investment Options - Additional Risks of Investing in the Funds."
2 Only available to plans that were offering this fund prior to May 6, 2005.
3 This fund has changed its name to the name listed above. See Appendix IV - Fund Descriptions for a complete list of former and current fund names.
4 This fund is scheduled to be available on May 7, 2007.
5 This fund is scheduled to be available on May 11, 2007.
6 These funds are structured as fund of funds that invest directly in shares of underlying funds. See "Fees - Fund Fees and Expenses" for additional information.
7 Initial Class shares of this fund are available only to plans that were offering Initial Class prior to November 3, 2005. Service Class shares remain available for investment under the contract.
8 Only available to plans that were offering the fund prior to September 1, 2005.
9 Only available to plans that were offering the fund prior to March 6, 2006.
10 Only available to plans that were offering the fund prior to February 25, 2005.

TABLE OF CONTENTS

CONTRACT OVERVIEW

Questions: Contacting the Company. Contact your local representative or write or call the Company:

ING
USFS Customer Service
Defined Contribution
Administration, TS21
151 Farmington Avenue
Hartford, CT 06156-1277
1-800-262-3862

Sending forms and written requests in good order.

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

The following is a summary. Please read each section of this prospectus for additional information.

Who's Who

You (the participant): The individual who participates in the contract through a retirement plan.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer or a trust.

Contract Holder: The person to whom we issue the contract. Generally, the plan sponsor or a trust. We may also refer to the contract holder as the contract owner.

We (the Company): ING Life Insurance and Annuity Company. We issue the contract.

For greater detail please review "Contract Ownership and Rights" and "Contract Purchase and Participation."

The Contract and Your Retirement Plan

Retirement Plan (plan): A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

Plan Type: We refer to the plan by the Tax Code section under which it qualifies. For example: a "403(b) plan" is a plan that qualifies for tax treatment under Tax Code section 403(b). To learn which Tax Code section applies to your plan, contact your plan sponsor, your local representative or the Company.

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 457(b), 403(b), or Roth 403(b) retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as a guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "Contract Purchase and Participation."

Contract Rights

Rights under the contract, and who may exercise those rights, may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

Contract Facts

Free Look/Right to Cancel: Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). Participants in 403(b) or Roth 403(b) plans or in some plans under 401(a)/401(k) (including Roth 401(k)) may cancel their participation in the contract no later than 10 days after they receive evidence of participation in the contract (or a longer period if required by state law). See "Right to Cancel."

Death Benefit: A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends on the income phase payment option selected. See "Death Benefit" and "The Income Phase."

Withdrawals: During the accumulation phase, the contract holder, or you if permitted by the plan, may withdraw all or part of your account value. The Tax Code may impose restrictions on withdrawals from plans, which may vary. In addition, the contract holder, or you if permitted by the plan, may have the right to withdraw all or part of your account value during the income phase. Amounts withdrawn may be subject to tax withholding, taxation, early withdrawal charges, redemption fees, and maintenance fees. See "Withdrawals," "Taxation," and "The Income Phase."

Systematic Distribution Options: These allow the contract holder, or you if permitted by the plan, to receive regular payments from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

Fees: Certain fees are deducted from your account value. In addition, we reserve the right to deduct premium taxes from your account value or from payments to the account at any time, but not before there is a tax liability under state law. See "Fee Table" and "Fees."

Taxation: Amounts you receive in a distribution will be generally included in your gross income and will be subject to taxation. Tax penalties may apply in some circumstances. See "Taxation."

Contract Phases

I. The Accumulation Phase (accumulating retirement benefits)


Payments to Your Account
Step 1 ||
ING Life Insurance and Annuity Company
(a) ||
Step 2
(b) ||
Fixed Interest Options
Variable Annuity Account C
Variable Investment Options
The Subaccounts
A
B
Etc.
|| Step 3 ||
Mutual Fund A
Mutual Fund B
Etc.

STEP 1: You or the contract holder provide ING Life Insurance and Annuity Company with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up account(s) for employer contributions and/or for contributions from your salary.

STEP 2: The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the following:

(a) Fixed Interest Options, or
(b) Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)

STEP 3: The subaccount(s) selected purchases shares of its corresponding fund.

II. The Income Phase (receiving income phase payments from your account)

The contract offers several payment options. See "The Income Phase." In general, you may:

- Receive income phase payments over a lifetime or for a specified period;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an option that provides a death benefit to beneficiaries; and
- Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

FEE TABLE

In This Section:
- Maximum Contract Holder Transaction Expenses
- Maximum Annual Maintenance Fee
- Separate Account Annual Expenses
- Total Annual Fund Operating Expenses
- Hypothetical Examples
- Fees Deducted by the Funds

See "Fees" for:
- How, When and Why Fees are Deducted
- Reduction, Waiver and/or Elimination of Certain Fees
- Redemption Fees; and
- Premium and Other Taxes

See "The Income Phase" for:
- Fees During the Income Phase

The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing from your contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, withdraw from the contract, or transfer cash value between investment options. State premium taxes may also be deducted.* Fees during the income phase may differ from those shown below. See "The Income Phase" for further information.

Maximum Contract Holder Transaction Expenses

Maximum Early Withdrawal Charge[1] *(as a percentage of amount withdrawn)*	5.0%
Loan Interest Rate Spread (per annum) for Contract Loans[2]	3.0%

[1] This is a deferred sales charge. The charge reduces over time. We waive the withdrawal charge except on (a) distributions for "in service transfers" of amounts to another 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), or 457(b) product provider for the employer; and (b) distributions due to a severance from employment that would not have qualified as a separation from service under prior IRS guidance. See the "Fees" and "Withdrawal" sections.

[2] This is the difference between the rate applied and the rate credited on loans under your contract. See "Loans." Currently the loan interest rate spread is 2.5% per annum; however we reserve the right to apply a spread of up to 3.0% per annum. For loans from Tax Code section 401(a), 401(k), or 457(b) plans, where the sponsor has elected to offer loans administered outside the group annuity contract, additional fees may be charged by a third party administrator.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Maximum Annual Maintenance Fee $30.00

Separate Account Annual Expenses
(as a percentage of average account value)

Maximum Daily Asset Charge[3]	1.75%
Maximum Subaccount Administrative Adjustment Charge[4]	0.80% (on certain funds)
Maximum Transferred Asset Benefit Charge[5]	0.50%
Maximum Total Separate Account Annual Charges	3.05%

[3] This is the maximum charge to cover mortality, expense, and administrative risks during the accumulation phase. This charge may be waived, reduced or eliminated in certain circumstances. See "Fees - Daily Asset Charge." During the income phase the charge is 1.25% on an annual basis. See "The Income Phase - Charges Deducted."

[4] The subaccount administrative adjustment charge applies to a select group of investment options, identified in the Fees section. The charge is only assessed on assets invested in these investment options, and varies based upon the investment option. For contracts issued before May 1, 2004 (or state regulatory approval of the maximum 0.80% charge, whichever is later), the maximum subaccount administrative adjustment charge is 0.50%. The maximum subaccount administrative adjustment charge we currently apply is 0.60%. See "Fees - Subaccount Administrative Adjustment Charge."

[5] This charge covers the costs associated with providing the transferred asset benefit, for contract holders who elect this option. This charge will apply for a maximum of 7 years from the date the contract is issued, depending upon the amount of the transferred asset benefit, and will apply to all participants under the contract, regardless of whether they receive the benefit of the transferred asset benefit.

*State premium taxes (which currently range from 0% to 4% of premium payments) may apply, but are not reflected in the fee tables or examples. See "Premium and Other Taxes."

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.28%	1.68%

Hypothetical Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include maximum contract holder transaction expenses, the maximum separate account annual expenses, the annual maintenance fee of $30 (converted to a percentage of assets equal to 0.330%), and the fund fees and expenses.

__Example 1:__ The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$941	$1,830	$2,628	$4,353	$437	$1,321	$2,215	$4,353

__Example 2:__ The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$856	$1,586	$2,230	$3,575	$349	$1,062	$1,798	$3,575

* This example does not apply if during the income phase a nonlifetime payment option with variable payments is selected and a lump sum withdrawal is requested within five years after payments start. In this case, the lump sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

Fees Deducted by the Funds

Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Fees" section of this prospectus, and the fund prospectuses, for further information. Fund fees are one factor that impact the value of a fund share. To learn about additional factors, refer to the fund prospectuses.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. See "Fees - Fund Fees and Expenses" for additional information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. See "Fees - Fund Fees and Expenses" for additional information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix V, we provide condensed financial information about the Variable Annuity Account C subaccounts available under the contracts. These tables show year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the contract.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

VARIABLE ANNUITY ACCOUNT C

We established Variable Annuity Account C (the "separate account") under Connecticut law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into "subaccounts." These subaccounts invest directly in shares of a corresponding fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of ING Life Insurance and Annuity Company. All obligations arising under the contracts are obligations of ING Life Insurance and Annuity Company.

THE COMPANY

ING Life Insurance and Annuity Company (the Company, we, us, our) issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are engaged in the business of issuing life insurance and annuities.

Our principal executive offices are located at:

> 151 Farmington Avenue
> Hartford, Connecticut 06156

Regulatory Developments – the Company and the Industry. As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters. The New York Attorney General, other federal and state regulators and self-regulatory agencies are also conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company.

These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action may be taken by regulators with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Earnings on amounts invested in the subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Fund Descriptions. We provide brief descriptions of the funds in Appendix IV. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge at the address and telephone number listed in "Contract Overview - Questions: Contacting the Company," by accessing the SEC's web site, or by contacting the SEC Public Reference Branch.

Fixed Interest Options. For descriptions of the fixed interest options, see Appendix I and II and the Guaranteed Accumulation Account prospectus. The Guaranteed Accumulation Account Prospectus may be obtained free of charge at the address and telephone number listed in "Contract Overview - Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Selecting Investment Options
- **Choose options appropriate for you.** Your local representative can help you evaluate which investment options may be appropriate for your financial goals.
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.
- **Be informed.** Read this prospectus, the fund prospectuses, fixed interest appendices and the Guaranteed Accumulation Account prospectus.

Limits on Option Availability. Some investment options may not be available through certain contracts and plans or in some states. In general, your plan sponsor will have selected a subset of funds to be available for investment under your retirement plan. We may add, withdraw or substitute investment options, subject to the conditions in the contract and in compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

Limits on Number of Options Selected. Generally, the contract holder, or you if permitted by the plan, may select no more than 18 investment options at one time during the accumulation phase of your account. If you have an outstanding loan (available to 403(b) and some 401 and 457(b) plans only), you may currently make a total of 18 cumulative selections over the life of the account. Each subaccount, the Fixed Plus Account II and each classification of the Guaranteed Accumulation Account selected counts toward these limits. If you have a loan on the account, each option counts toward the limit, even after the full value is transferred to other options.

Additional Risks of Investing in the Funds.

Insurance-Dedicated Funds. (Mixed and Shared Funding) Some of the funds described in this prospectus are available only to insurance companies for their variable contracts. Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

▷ Mixed--bought for annuities and life insurance
▷ Shared--bought by more than one company

Public Funds. The following funds, which the subaccounts buy for variable annuity contracts, are also available to the general public:

AIM Global Health Care Fund (Investor Class)	ING Intermediate Bond Fund (Class A)	Oppenheimer Capital Appreciation Fund (Class A)
AIM Mid Cap Core Equity Fund (Class A)	ING International Growth Opportunities Fund (Class Q)	Oppenheimer Developing Markets Fund (Class A) ****
AllianceBernstein Growth & Income Fund, Inc. (Class A)	ING International SmallCap Fund (Class A)	Oppenheimer Main Street Fund® (Class A)
Allianz NFJ Small-Cap Value Fund (Class A)*	ING LargeCap Growth Fund (Class A)	Pax World Balanced Fund
American Balanced Fund® (Class R-3)	ING Real Estate Fund (Class A)	Pioneer High Yield Fund (Class A)
Ariel Appreciation Fund	Lazard Mid Cap Portfolio (Open Shares)	T. Rowe Price Mid-Cap Value Fund (Class R)***
Ariel Fund	Legg Mason Value Trust, Inc. (Primary Class)	Templeton Foreign Fund (Class A)
Baron Asset Fund	Lord Abbett Affiliated Fund (Class A)	Templeton Growth Fund, Inc. (Class A)
Baron Growth Fund	Lord Abbett Mid-Cap Value Fund (Class A)**	The Growth Fund of America® (Class R-3)
EuroPacific Growth Fund® (Class R-3)	Lord Abbett Small-Cap Value Fund (Class A)**	The Income Fund of America® (Class R-3)
Evergreen Special Values Fund (Class A)	Massachusetts Investors Growth Stock Fund (Class A)	UBS U.S. Small Cap Growth Fund (Class A)
Fidelity® Advisor Mid Cap Fund (Class T)	Mutual Discovery Fund (Class R)	Washington Mutual Investors Fund^{SM} (Class R-3)
Franklin Small-Mid Cap Growth Fund (Class A)	Neuberger Berman Socially Responsive Fund® (Trust Class)	
ING Financial Services Fund (Class A)	New Perspective Fund® (Class R-3)	
ING GNMA Income Fund (Class A)		

*   Only available to plans that were offering this fund prior to May 6, 2005.
**   Only available to plans that were offering this fund prior to September 1, 2005.
***   Only available to plans that were offering this fund prior to February 25, 2005.
****   Only available to plans that were offering this fund prior to March 6, 2006.

See "Taxation--403(b) Plans" for a discussion of investing in one of the public funds under a 403(b) annuity contract.

Possible Conflicts of Interest. With respect to the insurance-dedicated funds and the public funds**,** it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of Variable Annuity Account C from participation in the funds which are involved in the conflict.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase and the income phase, the contract holder, or you if permitted by the plan, may transfer amounts among investment options. See "The Income Phase" for additional information about transfers during the income phase. Transfers from the Fixed Plus Account II are restricted as outlined in Appendix I and the contract. Transfers may be requested in writing, by telephone or, where available, electronically, subject to restrictions that may be imposed by the Company. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred in or out of subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at the address listed in "Contract Overview - Questions: Contacting the Company," or if you are participating in the dollar cost averaging or account rebalancing programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions, (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits Imposed by Underlying Funds. Most underlying funds have their own excessive trading policies, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation or transfer to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason.

Limits on Frequent or Disruptive Transfers. The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract holders and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.**

We have an excessive trading policy and monitor transfer activity. You will violate our excessive trading policy if your transfer activity:

- Exceeds our current definition of excessive trading, as defined below;
- Is identified as problematic by an underlying fund (even if the activity does not exceed our monitoring standard for excessive trading);
- Is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved; or
- Is determined, in our sole discretion, to be not in the best interests of other contract holders or participants.

If we determine that you have violated our excessive trading policy we will take the following actions. Upon the first violation, we will send to you a one time warning letter. After a second violation we will suspend your transfer privileges via facsimile, telephone, email and the internet, and your transfer privileges will be limited to submission by regular U.S. mail for a period of six months. Our suspension of your electronic transfer privileges will relate to all transfers, not just those fund(s) involved in the excessive transfer activity, and may extend to other Company variable annuity contracts that you own or participate in. It may also be extended to other variable contracts and variable life insurance policies that are issued to you by our affiliates, or that you participate in. At the end of the six month suspension period, your electronic transfer privileges will be reinstated. If, however, you violate our excessive trading policy again, after your electronic transfer privileges have been reinstated, we will suspend your electronic transfer privileges permanently. We will notify you in writing if we take any of these actions.

Additionally, if we determine that our excessive trading policy has been violated by a market-timing organization or an individual or other party that is authorized to give transfer instructions on your behalf, whether such violation relates to your contract or to another contract holder or participant's variable contract or policy, we will also take the following actions, without prior notice:

- Not accept transfer instructions from that organization individual or other party; and
- Not accept preauthorized transfer forms from market timing organizations individuals or other parties acting on behalf of more than one contract holder or participant at a time.

Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether transfer activity is excessive.

The Company does not allow exceptions to our excessive trading policy. We reserve the right to modify our excessive trading policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract holders, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract holders and participants or, as applicable, to all contract holders and participants investing in the underlying fund.

Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

The Company Intends to Modify its Excessive Trading Policy in October 2007. At that time, the Company will begin restricting electronic transfer privileges if a contract holder or participant (1) requests two purchases and subsequent sales of the same fund in a 60 calendar day period; or (2) requests six purchases and subsequent sales of the same fund within a twelve month period. We may change these planned modifications before they are implemented.

The Company intends to notify contract holders and participants before we implement these changes; however, failure to provide this notice will not prevent the Company from implementing these or any other changes to our excessive trading policy.

Agreements to Share Information with Funds. As required by Rule 22c-2 under the 1940 Act, the Company has entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract holder and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and the Company's excessive trading policy. Under these agreements, the Company is required to share information regarding contract holder and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract holder and participant transactions, this information may include personal contract holder and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract holder or participant's transactions if the fund determines that the contract holder or participant has violated the fund's trading policies. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund.

The Dollar Cost Averaging Program. The contracts allow you to participate in our dollar cost averaging program. There is no additional charge for this service. However, you must have an account value of at least $5,000 before you can participate in the dollar cost averaging program. Dollar cost averaging is a system of investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in "Contract Overview - Questions: Contacting the Company."

Dollar cost averaging is not available if you elect to participate in the account rebalancing program.

The Account Rebalancing Program. Under some contracts you may participate in account rebalancing. Account rebalancing allows you to reallocate your account value to match the investment allocations you originally selected. Only account values invested in the subaccounts may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program. If available under your contract, you may participate in this program by completing the account rebalancing election form or by contacting the Company at: ING Life Insurance and Annuity Company, Technical Services, 151 Farmington Avenue, Hartford, CT 06156-1268, phone: 1-800-262-3862, fax: (860) 723-9620.

Account rebalancing is not available if you elect to participate in the dollar cost averaging program.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts available for purchase are group deferred variable annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code sections 401(a), 401(k), 457(b), and 403(b), including Roth 401(k) and Roth 403(b). The contracts may not be available in all states. Contributions to Roth 403(b) or Roth 401(k) accounts must be made by after-tax salary reduction (to the extent allowed by the contract or certificate), transfer, or rollover payments paid to us on your behalf, as permitted by the Tax Code.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

ERISA Notification. Some plans under Sections 401 and 403(b) are subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The contract holder must notify the Company whether Title I of ERISA applies to the plan.

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), 403(b), Roth 401(k), Roth 403(b), or 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other benefits (such as the guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative.

Purchasing the Contract.

1. The contract holder submits the required forms and application to the Company.
2. We approve the forms and issue a contract to the contract holder.

Participating in the Contract.

1. We provide you with enrollment materials for completion and return to us (occasionally enrollment is conducted by someone unaffiliated with us who is assisting the contract holder).
2. If your enrollment materials are complete and in good order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. If we reject the application or enrollment, we will return the forms and any purchase payments.

Methods of Purchase Payment. The contract may allow one or more of the following purchase payment methods:

▷ Lump-sum payments--A one-time payment to your account in the form of a transfer from a previous plan; and/or
▷ Installment payments--More than one payment made over time to your account.

The plan and the contract may have certain rules or restrictions that apply to use of these two methods. For example, we may require that lump sum payments or installment payments meet certain minimums.

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, directs us to allocate initial contributions among the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically at www.ingretirementplans.com. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. See "Investment Options" and "Transfers."

Transferred Asset Benefit Option. The Company may provide a transferred asset benefit (TAB) option to the contract holder in connection with the purchase of the contract in order to help defray charges that may apply when assets are transferred from another financial provider. If this option is selected, the Company will apply a dollar amount not to exceed 5% of the total plan assets transferred to the Company. The TAB will be allocated pursuant to directions received from the contract holder, after the expiration of the applicable state free-look period.

In the event that the contract holder elects the TAB option, there will be an additional transferred asset benefit charge not to exceed 0.50%, and a reduction in the Fixed Plus Account II interest credited rate not to exceed 0.50%, which will apply to all participants under the contract regardless of whether they receive the benefit of the TAB. The transferred asset benefit charge and decrease in the interest credited rate will apply for a period not to exceed 7 contract years, and will not, over the period of time that the TAB charge and decreased interest rate is in effect, exceed the TAB percentage applied to the contract (i.e. if a 4.0% TAB is credited to the contract, the aggregate transferred asset benefit charge and reduction to the Fixed Plus Account II credited interest rate will not exceed 4.0%). In addition, an early withdrawal charge schedule will generally apply when the TAB option is elected by the contract holder. See "Fee Table" and "Fees."

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. See "Taxation."

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

(1) **Long-Term Investment** - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.
(2) **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.
(3) **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.
(4) **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representative. These alternative options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated Under the Contract?

▷ **Under Governmental 457(b) Plans.** The Tax Code requires that 457(b) plan assets of governmental employers be held in trust for the exclusive benefit of you and your beneficiaries. An annuity contract satisfies the trust requirement of the Tax Code.

▷ **Under Tax-Exempt 457(b) Plans.** In order to avoid being subject to the Employee Retirement Income Security Act of 1974 (ERISA), 457(b) plan assets of tax-exempt employers (including certain nonqualified, church-controlled organizations) remain the property of the employer, and are subject to the claims of the employer's general creditors.

▷ **Under 403(b), Roth 403(b), 401(a), 401(k) or Roth 401(k) Plans.** Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account to the extent you are vested as interpreted by the contract holder.

Who Holds Rights Under the Contract? Under all contracts, except group contracts issued through a voluntary 403(b) or Roth 403(b) plan, the contract holder holds all rights under the contract. The contract holder may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options.

If you participate in a group contract through a voluntary 403(b) or Roth 403(b) plan, you hold all rights under the contract.

For additional information about the respective rights of the contract holder and participants under 403(b), Roth 403(b), 401(a), 401(k), and Roth 401(k) plans, see Appendix III.

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within 10 days (or a longer period if required by state law) after you receive confirmation of your participation in the contract.

Refunds. We will produce a refund not later than seven calendar days after we receive the required documents and written notice in good order at the address listed in "Contract Overview - Questions: Contacting the Company." The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any daily asset charges, subaccount administrative adjustment charges or transferred asset benefit charges (if any) deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge nor apply a market value adjustment to any amounts you contributed to the Guaranteed Accumulation Account. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

FEES

The following repeats and adds to information provided in the "Fee Table" section. Please review both this section and the "Fee Table" section for information on fees.

I. Maximum Transaction Fees

Early Withdrawal Charge

Under the contract, withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

Purpose: This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the daily asset charges and subaccount administrative adjustment charge (if any), to make up the difference. An early withdrawal charge will also apply if the contract holder has elected to purchase the transferred asset benefit option.

Amount: This charge is a percentage of the amount that you withdraw from the subaccounts and the Guaranteed Accumulation Account. We do not deduct an early withdrawal charge from amounts that you withdraw from the Fixed Plus Account II. If the charge is in effect, the amount withdrawn will be the amount requested reduced by any applicable early withdrawal charge. The percentage is determined by the early withdrawal charge schedule that applies to your contract. The maximum withdrawal charge is 5% and the duration of the withdrawal charge schedule can vary from zero to 7 years. The charge will never be more than the maximum permitted by the rules of the National Association of Securities Dealers.

The schedule below reflects the maximum early withdrawal charge schedule that may apply to a contract. The actual early withdrawal charge schedule that applies to a particular contract will vary based upon underwriting guidelines, which will be applied in a manner that is not unfairly discriminatory against any contract holder. The factors considered in determining the exact early withdrawal schedule include:

- The number of participants in the plan;
- The type and nature of the group to which a contract is issued;
- The expected level of assets and/or cash flow under the plan;
- The broker or our agent's involvement in sales activities;
- The amount and type of compensation paid to those selling the contract;
- Our sales-related expenses;
- Distribution provisions under the plan;
- The plan's purchase of one or more other variable annuity contracts from us and the features of those contracts;
- The level of employer involvement in determining eligibility for distributions under the contract;

Types of Fees

There are certain types of fees or charges which you may incur under the contract:

I. **Maximum Transaction Fees**
   - Early Withdrawal Charge
   - Annual Maintenance Fee
   - Redemption Fees
II. **Fees Deducted from the Subaccounts**
   - Daily Asset Charge
   - Subaccount Administrative Adjustment Charge
   - Transferred Asset Benefit Charge

III. **Fund Fees and Expenses**
IV. **Premium and Other Taxes**

- Our assessment of financial risk to the Company relating to withdrawals;
- Whether the contract results from the exchange of another contract issued by the Company to the same plan sponsor; and
- Whether the plan sponsor has elected to offer the transferred asset benefit option.

We may also apply different early withdrawal charge provisions in contracts issued to certain employer groups or associations that have negotiated the contract terms on behalf of their employees. We will offer any resulting early withdrawal charge uniformly to all employees in the group.

Maximum Early Withdrawal Charge Schedule

Withdrawals from Variable Investment Options

Contract Years Completed	Maximum Early Withdrawal Charge
Fewer than 5	5%
5 or more but fewer than 7	4%
7 or more	0%

Waiver of Early Withdrawal Charge. The early withdrawal charge only applies to (a) distributions for "in service transfers" where such transfers are made to another 403(b), 401(a), Roth 403(b), 401(k), Roth 401(k), or 457(b) product provider for the employer including but not limited to transfers by the contract holder of all participant accounts to a new product provider, as well as participant initiated transfers pursuant to Revenue Ruling 90-24; and (b) distributions due to a "severance from employment" that would not otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). In all other instances the early withdrawal charge is waived for any distribution allowed under the Tax Code.

Annual Maintenance Fee

Maximum Amount. $30.00.

When/How. For those plans that have a maintenance fee, each year during the accumulation phase we deduct this fee on the account anniversary and, in some cases, at the time of full withdrawal. Under some contracts we may deduct this fee annually on the anniversary of the issue date of the contract, rather than on your account anniversary. It is generally deducted on a pro rata basis from the account value invested in the subaccounts and the fixed interest options. Under some plans we deduct the maintenance fee from both employer and employee accounts, in which case we may deduct one-half the fee from each account, pro rata from your account value invested in the subaccounts and fixed interest option in each account. We may also deduct all or a partial of the maintenance fee applicable to a contract from a Roth 401(k) and/or Roth 403(b) account.

Purpose. This fee helps defray the administrative expenses we incur in establishing and maintaining the accounts.

Reduction. The actual charge that applies to the contract issued to your contract holder may be lower than the maximum amount noted above. For contracts with less than $5 million in assets, the maintenance fee will vary strictly by the total assets in the contract, the average participant balance, and the amount and type of compensation paid to those selling the contract. Due to factors on which the fee is based, it is possible that it may increase or decrease from year to year as the characteristics of the group change, but it will never exceed the maximum of $30.

For contracts with assets equal to or greater than $5 million, the maintenance fee will generally be based on plan specific characteristics. Any reduction from the maximum amounts will reflect differences in expenses for administration based on such factors as:

- The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
- The size of the prospective group, projected annual number of eligible participants and the program's participation rate;

- The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
- The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
- The amount and type of compensation paid to those selling the contract;
- The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
- The projected frequency of distributions; and
- The type and level of other factors that affect the overall administrative expense.

We will determine any reduction of the annual maintenance fee on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transaction you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

II. Fees Deducted from the Subaccounts

Daily Asset Charge

Maximum Amount. The maximum charge during the accumulation phase is 1.75% annually (of your account value invested in the subaccounts). The actual charge that applies to your contract will depend on the level of assets with the Company, average participant balance, and the compensation paid to those distributing the contract. During the income phase, the charge is 1.25% annually (of your account value invested in the subaccounts during the income phase).

When/How. This fee is deducted daily from the subaccounts. We do not deduct this fee from the Fixed Plus Account II.

Purpose. This fee compensates us for the risks we assume under the contracts and the expenses we expect to incur in administering the contract. It consists of the following components:

- The mortality risk component is the risk associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefits and other payments we make to owners or beneficiaries of the accounts.
- The expense risk component is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.
- The administrative charge component is designed to help defray our administrative expenses that can not be covered by the mortality risk component and/or the expense risk component.

If the amount we deduct for this fee is not enough to cover our risks and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this fee.

Reduction. The actual charge that applies to a contract may be lower than the maximum amounts noted above. For contracts with less than $5 million in assets, the daily asset charge will vary strictly by the total assets in the contract, the average participant balance, and the amount and type of compensation being paid to those who sell the contract. Due to factors on which the charge is based, it is possible that it may increase or decrease from year to year as the characteristics of the group change but it will never exceed the maximum.

For contracts with assets equal to or greater than $5 million, the daily asset charge will generally be based on plan specific characteristics. Any reduction from the maximum amounts will reflect differences in expenses for administration based on such factors as:

▷ The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
▷ The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
▷ The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
▷ The frequency, consistency and method of submitting payments and loan repayments;
▷ The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
▷ The amount and type of compensation paid to those selling the contract;
▷ Whether a guaranteed death benefit has been selected by the contract holder;
▷ The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
▷ The projected frequency of distributions; and
▷ The type and level of other factors that affect the overall administrative expense.

Due to factors on which the charge is based, it is possible that it may increase or decrease from year to year as the characteristics of the group change.

We will determine any reduction of the daily asset charge on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Subaccount Administrative Adjustment Charge

Maximum Amount. 0.80%. For contracts issued before May 1, 2004 (or state regulatory approval of the maximum 0.80% charge, whichever is later), the maximum subaccount administrative adjustment charge is 0.50%.

When/How. This fee is only deducted daily from the subaccounts for a select group of investment options. The charge will vary by investment option, but will never exceed the maximum amount. The investment options where this fee applies and the current charges are noted below:

Fund or Fund Family	Charge	Fund or Fund Family	Charge
AIM Global Health Care Fund (Investor Class)	0.15%	ING VP Index Plus Small Cap Portfolio (Class I)	0.40%
AIM Mid Cap Core Equity Fund (Class A)	0.15%	ING VP Money Market Portfolio (Class I)	0.50%
AllianceBernstein Growth & Income Fund, Inc. (Class A)	0.20%	ING VP Strategic Allocation Fund Family (Class I)	0.15%
Allianz NFJ Small-Cap Value Fund (Class A)	0.20%	ING VP Value Opportunity Portfolio (Class I)	0.15%
Ariel Fund Family	0.35%	Legg Mason Value Trust, Inc. (Primary Class)	0.10%
Baron Fund Family	0.20%	Lord Abbett Fund Family (Class A)	0.20%
Evergreen Special Values Fund (Class A)	0.25%	Massachusetts Investors Growth Stock Fund (Class A)	0.25%
Fidelity® Advisor Mid Cap Fund (Class T)	0.05%	Neuberger Berman Socially Responsive Fund® (Trust Class)	0.35%
Fidelity® VIP Fund Family (I Class)	0.40%	Oppenheimer Fund Family (Class A)	0.20%
Franklin® Fund Family (Class A and Class 2)	0.20%		

Fund or Fund Family	Charge	Fund or Fund Family	Charge
ING Investors Trust Fund Family (Class S)	0.10%	Pax World Balanced Fund	0.20%
ING Oppenheimer Global Portfolio (Initial Class)	0.25%	PIMCO VIT Real Return Portfolio (Administrative Class)	0.25%
ING Oppenheimer Global Portfolio (S Class)	0.20%	Pioneer Fund Family (Class A)	0.20%
ING VP Balanced Portfolio, Inc. (Class I)	0.25%	Pioneer VCT Fund Family (Class I)	0.35%
INV VP Index Plus International Equity (Service Class)	0.10%	OpCap Mid Cap Portfolio	0.25%
ING VP Intermediate Bond Portfolio (Class I)	0.35%	Templeton Fund Family (Class A)	0.20%
ING VP Global Science and Technology Portfolio (Class I)	0.15%	UBS U.S. Small Cap Growth Fund (Class A)	0.20%
ING VP Index Plus LargeCap Portfolio (Class I)	0.40%	Wanger International Small Cap	0.20%
ING VP Index Plus MidCap Portfolio (Class I)	0.40%	Vanguard® Variable Insurance Fund Family	0.60%
Lazard Mid Cap Portfolio (Open Shares)	0.20%		

Purpose. This fee is used to help defray additional expense risk due to the decreased level of revenue that the Company receives in connection with the investment options. Due to possible changes in revenue received from each investment option, it is possible that a fee may increase or decrease over time, but it will never exceed the maximum. We will notify you in advance of any such increase. The risk is that actual expenses we incur under the contracts in connection with amounts invested in the funds will exceed the maximum amounts that we can charge.

Transferred Asset Benefit Charge

Maximum Amount. 0.50%

When/How. This fee is only charged when a contract holder elects the transferred asset benefit (TAB) option. If charged, this fee is deducted daily from the subaccounts during the accumulation phase. It is not deducted from the Fixed Plus Account II. The fee will apply for a period of time not to exceed 7 contract years, and will apply to all participants during this time period, even if they do not receive the benefit of the TAB.

Purpose. The fee helps defray costs that the Company incurs in offering the TAB option. This option is designed to offset charges that may apply when assets are transferred from another financial provider who has imposed a cancellation penalty on the transfer. The Company will apply a dollar amount not to exceed 5% of the total plan assets transferred to the Company and will apply a transferred asset benefit charge for a period not to exceed 7 contract years. The number of contract years during which the fee will be assessed will depend on the dollar amount applied.

Reduction. This fee may be reduced if the dollar amount the Company applies is less than 0.50% of total plan assets transferred to the Company.

III. Fund Fees and Expenses

As shown in the fund prospectuses and described in the "Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses that may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The Company or its U.S. affiliates receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by Directed Services LLC or other Company affiliates, which funds may or may not also be subadvised by a Company affiliate. Assets allocated to funds managed by a Company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue. The Company expects to make a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Types of Revenue Received from Affiliated Funds

Affiliated funds are (a) funds managed by Directed Services LLC or other Company affiliates, which may or may not also be subadvised by another Company affiliate; and (b) funds managed by a Company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the Company from affiliated funds may include:

- A share of the management fee deducted from fund assets;
- Service fees that are deducted from fund assets;
- For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets; and
- Other revenues that may be based either on an annual percentage of average net assets held in by the fund by the Company or a percentage of the fund's management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques which are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company.

Types of Revenue Received from Unaffiliated Funds

Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the Company or its affiliates from unaffiliated funds include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets;
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

These revenues are received as cash payments, and if the unaffiliated fund families currently offered through the contract were individually ranked according to the total amount they paid to the Company or its affiliates in 2006, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

1)	Fidelity Investments		
2)	American Funds	13)	Baron Funds
3)	Lord Abbett Funds	14)	T. Rowe Price Funds
4)	Franklin Templeton Investments	15)	Legg Mason Funds
5)	Pioneer Investments	16)	Ariel Mutual Funds
6)	Oppenheimer Funds	17)	AllianceBernstein
7)	Evergreen Investments	18)	UBS Global Asset Management
8)	Pax World Funds	19)	Neuberger Berman, LLC
9)	AIM Investments	20)	Alllianz Funds
10)	MFS Investment Management	21)	Vanguard Funds
11)	Columbia Wanger Asset Management	22)	Lazard Funds, Inc.
12)	PIMCO Funds	23)	Premier VIT Funds

Some of the fund families listed above may not have paid any amounts to the Company or its affiliates during 2006 in connection with the registered variable annuity contracts issued by the Company. If the revenues received from affiliated funds were included in the table above, payments from Directed Services LLC and other Company affiliates would be first on the list.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials; targeted marketing sales opportunities; training opportunities at meetings; training modules for sales personnel; and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds" (including the ING Solution portfolios). These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. These funds are identified in the investment option list on the front of this prospectus.

IV. Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:

▷ Account dollars directed to the fixed interest options, including interest earnings to date; less
▷ Any deductions from the fixed interest options (e.g. withdrawals); plus
▷ The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The value of accumulation units vary daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the daily asset charge, the subaccount administrative adjustment charge (if any), and the transferred asset benefit charge (if applicable). We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

▷ The net assets of the fund held by the subaccount as of the current valuation; minus
▷ The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
▷ Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed);
▷ Divided by the total value of the subaccount's units at the preceding valuation;
▷ Minus a daily deduction for the daily asset charge, the transferred asset benefit charge (if applicable) and subaccount administrative adjustment charges (if any), and any other fees deducted daily from investments in the separate account. See "Fees."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time), the applicable AUV's are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of subaccount A and 80 accumulation units of subaccount B.

Step 1: An investor contributes $5,000.

Step 2:
A. He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).

B. He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).

$5,000 contribution

Step 1 ‖

ING Life Insurance and Annuity Company

Step 2 ‖

Variable Annuity Account C		
Subaccount A 300 accumulation units	Subaccount B 80 accumulation units	Etc.

‖ **Step 3** ‖

Fund A	Fund B

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in "Contract Purchase and Participation." Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the New York Stock Exchange (normally 4 p.m. Eastern Time) will purchase subaccount accumulation units at the AUV computed after the close of the Exchange (normally at 4:00 p.m. Eastern Time) on that day. The value of subaccounts may vary day to day.

WITHDRAWALS

Deductions for Taxes

Amounts withdrawn may be subject to tax penalties and withholding. See "Taxation." To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in "Contract Overview - Questions: Contacting the Company."

Making a Withdrawal. Subject to limitations on withdrawals from the Fixed Plus Account II and other restrictions (see "Withdrawal Restrictions" below), the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan, must:

▷ Select the withdrawal amount.
  - Full Withdrawal: You will receive, reduced by any required tax, your account value allocated to the subaccounts and the Guaranteed Accumulation Account (plus or minus any applicable market value adjustment), minus any applicable early withdrawal charge, maintenance fee, or redemption fees, plus the amount available for withdrawal from the Fixed Plus Account II.
  - Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable redemption fees and by any applicable early withdrawal charge for amounts withdrawn from the subaccounts or the Guaranteed Accumulation Account, and any positive or negative market value adjustments for amounts withdrawn from the Guaranteed Accumulation Account. The amount available from the Fixed Plus Account II may be limited.

    For a description of limitations on withdrawals from the Fixed Plus Account II, see Appendix I.

▷ Select investment options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value.

▷ Properly complete a disbursement form and submit it to the address listed in "Contract Overview-Questions: Contacting the Company."

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:

1. As of the next valuation date after we receive a request for withdrawal in good order at the address listed in "Contract Overview-Questions: Contacting the Company;" or

2. On such later date as specified on the disbursement form.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment not later than seven calendar days following our receipt of your disbursement form in good order.

Reinvestment Privilege. The contract allows for a one-time use of a reinvestment privilege. Within 30 days after a full withdrawal, if allowed by law, you may elect to reinvest all or a portion of the proceeds. We must receive reinvested amounts within 60 days of the withdrawal. We will credit the account for the amount reinvested based on the subaccount values next computed following our receipt of your request and the amount to be reinvested. We will reinvest in the same investment options and proportions in place at the time of withdrawal. Special rules apply to reinvestment of amounts withdrawn from the Guaranteed Accumulation Account. See Appendix II. Seek competent advice regarding the tax consequences associated with reinvestment.

Withdrawal Restrictions. Some plans may have other limits on withdrawals, other than or in addition to those listed below.

Section 403(b)(11) of the Tax Code prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship, of the following: (1) Salary reduction contributions made after December 31, 1988 and; (2) Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988 (these amounts are not available for hardship withdrawals).

The contract may require that the contract holder certify that you are eligible for the distribution.

Waivers of Early Withdrawal Charge and Fixed Plus Account II Full Withdrawal Provisions. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges or the Fixed Plus Account II full withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001).

LOANS

Availability. If allowed by the contract and the plan, you may take out a loan from your account value during the accumulation phase. Some contracts restrict loans from your employer account. Loans are only allowed from amounts allocated to certain subaccounts and the Fixed Plus Account II. Additional restrictions may apply under the Tax Code or due to our administrative practices. Currently loans are only available from 403(b) plans utilizing this prospectus. Loans are not available from Roth 403(b) contracts or accounts. For Tax Code Section 401(a), 401(k) or 457(b) plans where the sponsor has elected to offer loans administered outside the group annuity contract, additional fees may be charged by a third party administrator. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Requests. If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to the address listed in "Contract Overview - Questions: Contacting the Company." Read the terms of the loan agreement before submitting any request.

Loan Interest. Interest will be applied on loaned amounts. The difference between the rate applied and the rate credited on loans under your contract is currently 2.5% per annum (i.e., a 2.5% loan interest rate spread). We reserve the right to apply a loan interest rate spread of up to 3.0% per annum.

SYSTEMATIC DISTRIBUTION OPTIONS

Features of a Systematic Distribution Option

If available under your plan, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. No early withdrawal charge applies to amounts paid out under systematic distribution options. To determine what systematic distribution options are available, check with the contract holder or the Company. The Company reserves the right to discontinue the availability of one or all of the systematic distribution options at any time, and/or to change the terms for future elections.

Systematic distribution options currently available under the contract include the following:

▷ **SWO--Systematic Withdrawal Option.** SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan.)

▷ **ECO--Estate Conservation Option.** Also allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code's required minimum distribution. Under ECO, the Company calculates the minimum distribution amount required by law at age 70½ (for certain plans, 70½ or retirement, if later) and pays you that amount once a year.

Other systematic distribution options may be available from time to time. Additional information relating to any of the systematic distribution options may be obtained from your local representative or by contacting us at the address listed in "Contract Overview - Questions: Contacting the Company."

Electing a Systematic Distribution Option. The contract holder, or you if permitted by the plan, makes the election of a systematic distribution option. For some contracts, the contract holder must provide the Company with certification that the distribution is in accordance with terms of the plan.

Terminating a Systematic Distribution Option. Once you elect a systematic distribution option (other than for accounts that are part of 457 plan contracts issued to non-governmental, tax exempt employers), you may revoke it at any time through a written request to the address listed in "Contract Overview-Questions: Contacting the Company." Once revoked, an option may not be elected again, until the next calendar year, nor may any other systematic distribution option be elected, unless the Tax Code permits it.

Tax Consequences. Withdrawals received through these options and revocations of elections may have tax consequences. See "Taxation."

DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary).

▷ Under contracts issued in connection with most types of plans except voluntary 403(b) plans (including Roth 403(b) plans), the contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary).

▷ Under contracts issued in connection with voluntary 403(b) plans (including Roth 403(b) plans), you may generally designate your own contract beneficiary who will normally be your plan beneficiary, as well.

During the Accumulation Phase

Payment Process

1. Following your death, the contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order.
2. The payment request should include selection of a benefit payment option.
3. Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in "Contract Overview-Questions: Contacting the Company" we will mail payment, unless otherwise requested.

Until one of the benefit payment options listed below is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

Benefit Payment Options. The following payment options are available, if allowed by the Tax Code:

▷ Lump-sum payment;

▷ Payment under an available income phase payment option (see "Income Phase -- Payment Options"); and

▷ Payment under an available systematic distribution option (subject to limitations).

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited on this account may be less than under other settlement options under the contract.

The account value may also remain invested in the contract; however, the Tax Code limits how long the death benefit proceeds may be left in this option.

Death Benefit Calculation. The death benefit will be based on your account value. For amounts held in the Guaranteed Accumulation Account, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. We describe the market value adjustment in Appendix II and in the Guaranteed Accumulation Account prospectus.

The death benefit is calculated as of the next time we value your account following the date on which we receive proof of death and payment request in good order.

During the Income Phase

This section provides information about the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

Some contracts provide a guaranteed death benefit if the contract beneficiary (on behalf of the plan beneficiary, if applicable) elects a lump-sum distribution or an income phase payment option within six months of your death. For those contracts, the guaranteed death benefit is the greater of:

(a) Your account value on the day that notice of death and request for payment are received in good order at the address listed in "Contract Overview-Questions: Contacting the Company," plus any positive aggregate market value adjustment that applies to amounts allocated to the Guaranteed Accumulation Account; or
(b) The sum of payments (minus any applicable premium tax) made to your account, minus withdrawals made from your account and any outstanding loan amount.

In the event that the contract beneficiary does not request payment of the death benefit as a lump sum or as an income phase option within six months of your death, the amount of the death benefit is the account value as of the next valuation following our receipt of acceptable proof of death and the payment request in good order. See the contract or certificate for treatment of amounts held in the Guaranteed Accumulation Account.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. See "Taxation" for additional information.

THE INCOME PHASE

During the income phase you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:

▷ Start date;
▷ Income phase payment option (see the income phase payment options table in this section);
▷ Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);
▷ Choice of fixed or variable income phase payments;
▷ Selection of an assumed net investment rate (only if variable income phase payments are elected); and
▷ Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payment Amounts? Some of the factors that may affect income phase payment amounts include: your age, your account value, the income phase payment option selected, number of guaranteed payments (if any) selected, and whether you select variable or fixed payments.

Fixed Income Phase Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payments will remain the same over time.

Variable Income Phase Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select, based on what subaccounts are available during the income phase at the time you make your selection. Not all subaccounts available during the accumulation phase may be available during the income phase. We currently allow you to choose up to 18 subaccounts at any one time and we allow 12 free transfers per calendar year. We reserve the right to allow additional transfers in excess of 12 per calendar year. For variable payments, an assumed net investment rate must be selected.

Assumed Net Investment Rate. If you select variable income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3.5% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts you selected.

For more information about selecting an assumed net investment rate, request a copy of the Statement of Additional Information by calling us. See "Contract Overview - Questions: Contacting the Company."

Selecting an Increasing Payment. Under certain income phase payment options, if you select fixed payments, you may elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial income phase payment will be, while future payments will increase each year at a greater rate.

Generally, this feature is not available with cash refund payment options.

Charges Deducted. When you select an income payment phase option (one of the options listed in the tables immediately below), a daily asset charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality, expense and administrative risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to make a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options.

Required Minimum Payment Amounts. The first payment amount must meet the minimums stated in the contract. This amount is currently $50 per month or $250 per year, but the Company reserves the right to increase these amounts, if allowed by state law, based on increases reflected in the Consumer Price Index - Urban (CPI-U) since July 1, 1993. If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the following income phase payment option table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at the address listed in "Contract Overview - Questions: Contacting the Company."

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited on this account may be less than under other settlement options under the contract.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. See "Taxation."

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits which may be available under the contracts. Some contracts may restrict the options and the terms available. Refer to your certificate or check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms used in the Tables:

Annuitant: The person(s) on whose life expectancy the income phase payments are calculated.

Beneficiary: The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit--None:** All payments end upon the annuitant's death.
Life Income-- Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Death Benefit--Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income-- Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** (a) When you select this option you choose for 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or (b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit--None:** All payments end after the death of both annuitants.
Life Income-- Two Lives-- Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit--Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income-- Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit--Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Life Income-- Two Lives-- Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit--Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Nonlifetime Income Phase Payment Options	
Nonlifetime-- Guaranteed Payments*	**Length of Payments:** Payments will continue for 5-30 years based upon the number of years you choose when selecting this option. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit--Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, any remaining guaranteed payments will continue to the beneficiary unless the beneficiary elects to receive the present value of the remaining guaranteed payments in a lump sum.

Lump-Sum Payment: If the Nonlifetime--Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before five years of income phase payments have been completed will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. See "Fees -- Early Withdrawal Charge." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in "Contract Overview - Questions: Contacting the Company."

Calculation of Lump-Sum Payments: If a lump-sum payment is available to a beneficiary or to you in the options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments, or the 3.5% or 5% assumed net investment rate for variable payments).

* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

CONTRACT DISTRIBUTION

General

The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or other broker-dealers that have entered into a selling arrangement with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contracts as "distributors."

All registered representatives selling the contracts must also be licensed as insurance agents for the Company.

The following is a list of broker-dealers that are affiliated with the Company:

Bancnorth Investment Group, Inc.	ING Financial Partners, Inc.
Directed Services LLC	ING Funds Distributor, LLC
Financial Network Investment Corporation	ING Investment Management Services LLC
Guaranty Brokerage Services, Inc.	ING Private Wealth Management LLC
ING America Equities, Inc.	Multi-Financial Securities Corporation
ING Direct Funds Limited	PrimeVest Financial Services, Inc.
ING DIRECT Securities, Inc.	Systematized Benefits Administrators, Inc.
ING Financial Markets LLC	

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Commission Payments. Registered representatives install and service contracts, provide product explanations, and periodically review participants' retirement needs as well as the investment options available under the contract. To permit these sales representatives to balance the needs of their clients with their own business operations, the Company provides them with a range of commission options to choose from.

Persons who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets and recurring payments made during the first year of the participant account or first contract year range from 0% to 3%. After the first year of the participant account, renewal commissions up to 2% may be paid on recurring payments up to the amount of the maximum of prior year's payments, and commissions of up to 3% may be paid on recurring payments in excess of this amount. In addition, the Company may pay up to 2% on transferred assets and an asset-based commission ranging up to 0.50%. Individual representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 3% of total premium payments.

The level of commission paid on a particular contract affects the level of charges under the contract, including the daily asset charge and the applicability of an early withdrawal charge schedule. Because your registered representative may select the level of compensation he or she receives in connection with the sale of the contract, he or she may have a financial incentive to recommend this contract over other contracts. You should discuss with your registered representative the level of compensation he or she will choose in connection with the sale of this contract and how that compensation may compare with compensation available under other products or contracts your registered representative feels may be suitable for you. For more information about the compensation options available to your registered representative and how they impact the daily asset charge under your contract, see the "Offering and Purchase of Contracts" section of the SAI.

To the extent permitted by SEC and NASD rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and NASD rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

In addition to direct cash compensation for sales of contracts described above, ING Financial Advisers, LLC may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

• Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
• Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on fixed insurance product sales;
• Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
• Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
• Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
• Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 selling firms that, during 2006, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received.

1)	Symetra Investment Services, Inc.	14)	National Planning Corporation
2)	AIG Financial Advisors Inc.	15)	Jefferson Pilot Securities Corporation
3)	Walnut Street Securities, Inc.®	16)	Morgan Keegan and Company, Inc.
4)	Lincoln Investment Planning, Inc.	17)	Cadaret, Grant & Co., Inc.
5)	Securities America, Inc.	18)	Tower Square Securities, Inc.
6)	ING Financial Partners, Inc.	19)	Financial Telesis Inc./JHW Financial & Insurance Services
7)	Financial Network Investment Corporation		
8)	Linsco/Private Ledger Corp.	20)	Mutual Service Corporation
9)	Valor Insurance Agency, Inc.	21)	Huckin Financial Group, Inc.
10)	Multi-Financial Securities Corporation	22)	Northwestern Mutual Investment Services, LLC
11)	Edward D. Jones & Co., L.P.	23)	Waterstone Financial Group
12)	Wachovia Securities, LLC	24)	Royal Alliance Associates, Inc.
13)	USI Securities, Inc.	25)	NFP Securities, Inc.

If the amounts paid to ING Financial Advisers, LLC, were included, ING Financial Advisers, LLC would be first on the list.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative, along with the ability of the registered representative to select from various compensation options, may provide that registered representative a financial incentive to promote our contracts over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Third Party Administrators. Some retirement plans utilize the services of third party administrators (TPAs). In certain situations, the Company may make payments to select TPAs intended to partially reimburse the cost of providing certain services (*e.g.,* takeover related servicing, participant enrollment and education services) of value to the Company. The Company also hosts several TPA conferences each year, which provide a forum for an exchange of ideas in our product initiatives and how well those initiatives are meeting market needs. Attendees may be reimbursed for all or a portion of their attendance costs and may receive meals and entertainment at the conference. Your TPA may informally consult with you and/or your sales professional on the retirement plan provider that would work best with your plan. The payments the Company makes to TPAs may provide your TPA with a financial incentive to recommend working with our Company over other companies whose products may be suitable for you. You may wish to inquire about whether your TPA receives payments from us and take those payments into consideration as part of your purchase decision.

Third Party Compensation Arrangements.

▷ The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations.

▷ The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request.

▷ At the direction of the contract holder, we may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program related administration.

Maine Association of Nonprofits (the "Association"). Under a signed agreement, the Association endorses the Company's variable annuity for sale to Association members. The Company has agreed to compensate the Association on an annual basis, the greater of (a) $5,000, or (b) $1.50 per individual who enrolls in an Association members' retirement plan that is funded by the Company's variable annuity, but the actual payment may be less. This compensation is in exchange for the Association's active and continuous support of the Company in the Company's efforts to develop and administer retirement programs for the Association's members.

TAXATION

I. *Introduction*

This section discusses our understanding of current federal income tax laws affecting the contracts. You should keep the following in mind when reading it:

▷ Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contracts;

▷ Tax laws change. It is possible that a change in the future could affect contracts issued in the past;

▷ This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and

▷ We do not make any guarantee about the tax treatment of the contract or any transaction involving the contracts.

> We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contracts, consult a tax adviser. No attempt is made to provide more than general information about the use of the contracts with tax-qualified retirement arrangements. For more comprehensive information contact the Internal Revenue Service (IRS).

In this Section

I. Introduction

II. Taxation of Qualified Contracts

III. Possible Changes in Taxation

IV. Taxation of the Company

When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

Qualified Contracts
The contracts are available for purchase on a tax-qualified basis (qualified contracts).

Qualified contracts are designed for use by individuals and/or employers whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans or programs intended to qualify for special income tax treatment under Tax Code section 401(a), 401(k), Roth 401(k), 457(b), 403(b), or Roth 403(b).

II. *Taxation of Qualified Contracts*

General
The contracts are designed for use with Tax Code section 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), and 457(b) plans. (We refer to all of these as "qualified plans"). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a contract, or on income phase payments, depends on the type of retirement plan or program, the tax and employment status of the individual concerned, and on your tax status. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits, distributions before age 59½ (subject to certain exceptions), distributions that do not conform to specified commencement and minimum distribution rules, and in other specified circumstances. Some qualified plans are subject to additional distribution or other requirements that are not incorporated into our contract. No attempt is made to provide more than general information about the use of the contracts with qualified plans. Contract holders, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans may be subject to the terms and conditions of the plan themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the contract, unless we consent.

Generally, contract holders, participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Section 403(b) and Roth 403(b) Tax-Deferred Annuities. The contracts are available as Tax Code section 403(b) tax-deferred annuities. Section 403(b) of the Tax Code allows employees of certain Tax Code section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement.

The contracts may also be available as a Roth 403(b), as described in Tax Code section 402A, and we may set up accounts for you under the contract for Roth 403(b) contributions. Tax Code section 402A allows employees of public schools and certain Tax Code section 501(c)(3) organizations to contribute after-tax salary contributions to a Roth 403(b), which provides for tax-free distributions, subject to certain restrictions.

In November, 2004 the Treasury Department proposed regulations which, if finalized, are not scheduled to take effect until after 2007. These proposed regulations may not be relied upon until they become final. We reserve the right to modify the contracts to comply with these regulations where allowed, or where required by law. The proposed regulations include: (a) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (b) a revocation or modification of IRS Revenue Ruling 90-24, which would increase restrictions on a participant's right to transfer his or her 403(b) accounts; and (c) the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

In addition to being offered as an investment option under the contract, shares of the following funds:

AIM Global Health Care Fund	ING Intermediate Bond Fund	New Perspective Fund®
AIM Mid Cap Core Equity Fund	ING International Growth	Oppenheimer Capital Appreciation Fund
AllianceBernstein Growth & Income	Opportunities Fund	Oppenheimer Developing Markets Fund
Fund, Inc.	ING International SmallCap Fund	Oppenheimer Main Street Fund®
Allianz NFJ Small-Cap Value Fund	ING LargeCap Growth Fund	Pax World Balanced Fund
American Balanced Fund®	Lazard Mid Cap Portfolio	Pioneer High Yield Fund
Ariel Appreciation Fund	ING Real Estate Fund	T. Rowe Price Mid-Cap Growth Fund
Ariel Fund	Legg Mason Value Trust, Inc.	T. Rowe Price Mid-Cap Value Fund
Baron Asset Fund	Lord Abbett Affiliated Fund	Templeton Foreign Fund
Baron Growth Fund	Lord Abbett Mid-Cap Value Fund	Templeton Growth Fund, Inc.
EuroPacific Growth Fund®	Lord Abbett Small-Cap Value Fund	The Growth Fund of America®
Evergreen Special Values Fund	Massachusetts Investors Growth	The Income Fund of America®
Fidelity® Advisor Mid Cap Fund	Stock Fund	UBS U.S. Small Cap Growth Fund
Franklin Small-Mid Cap Growth Fund	Mutual Discovery Fund	Washington Mutual Investors Fund[SM]
ING Financial Services Fund	Neuberger Berman Socially	
ING GNMA Income Fund	Responsive Fund	

are also offered for sale directly to the general public. In order to qualify for favorable tax treatment under Tax Code section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for tax purposes under Tax Code section 403(b), notwithstanding that contract premiums are invested at the contract holder's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code section 401(a) or 403(b)(7)(A). We believe that the contracts satisfy the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 is unclear, and you should consider consulting with a tax adviser before electing to invest in a fund that is offered for sale to the general public.

Revenue Procedure 99-44 does not specifically address the use of publicly available securities in annuity contracts designed for use as a Roth 403(b). However, we believe that under this analysis such investment should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code section 403(b). You should consider consulting with a tax adviser before electing to invest in a fund that is offered for sale to the general public through one of these contracts.

Section 401(a), 401(k), and Roth 401(k) Plans. Sections 401(a), and 401(k) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the contracts to accumulate retirement savings under the plans. Employers intending to use the contract with such plans should seek competent legal advice.

The contracts may also be available as a Roth 401(k), as described in Tax Code section 402A, and we may set up accounts for you under the contract for Roth 401(k) contributions ("Roth 401(k) accounts"). Tax Code section 402A allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k), which provides for tax-free distributions, subject to certain restrictions.

Section 457(b) Plans. Section 457(b) of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to highly compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Generally, participants may specify the form of investment for their deferred compensation account.

Under 457(b) plans of non-governmental employers, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. 457(b) plans of governmental employers, on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult with your tax adviser in connection with contributions to a qualified contract.

401(a), 401(k), Roth 401(k), 403(b), and Roth 403(b) Plans. Total annual contributions (including pre-tax and Roth 401(K) or Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $45,000. Compensation means your compensation for the year from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), Roth 401(k), 403(b), or Roth 403(b) plan to generally no more than $15,500. Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 401(k) and Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income. Roth 401(k) and Roth 403(b) salary reduction contributions are made on an after-tax basis.

457(b) Plans. In order to be excludible from gross income for federal income tax purposes, total annual contributions made by you and your employer to a 457(b) plan cannot exceed, generally, the lesser of $15,500 or 100% of your includible compensation. Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code section 457, 401(k), Roth 401(k), 403(b), Roth 403(b), and 125 cafeteria plans.

The $15,500 limit is subject to an annual adjustment for cost-of-living increases.

Catch-up Contributions. Notwithstanding the contribution limits noted above, a participant in a 401(k), Roth 401(k), 403(b), Roth 403(b), or a 457(b) plan of a governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:

(a) $5,000; or
(b) The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Additional catch-up provisions may be available. For advice on using a catch-up provision, please consult with your tax adviser.

Distributions - General

Certain tax rules apply to distributions from the contracts. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

401(a), 401(k), 403(a), 403(b) and Governmental 457(b) Plans. All distributions from these plans are taxed as received unless one of the following is true:

- The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k), or 403(b) plan (or amounts from a governmental 457(b) plan that are attributable to rollovers from such plans) unless certain exceptions, including one or more of the following, have occurred:

a) You have attained age 59½;
b) You have become disabled, as defined in the Tax Code;
c) You have died and the distribution is to your beneficiary;
d) You have separated from service with the sponsor at or after age 55;
e) The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
f) You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
g) The distribution is made due to an IRS levy upon your plan;
h) The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
j) The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may impose other exceptions or penalty taxes in other circumstances.

401(k) Plans. Subject to the terms of your 401(k) plan, distributions from your 401(k) employee account, and possibly all or a portion of your 401(k) employer account, may only occur upon your retirement, death, attainment of age 59½, disability, severance from employment, financial hardship, or termination of the plan, in some instances. Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) Plans. Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code.

If, pursuant to Revenue Ruling 90-24, the Company agrees to accept amounts transferred from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

Roth 401(k) and Roth 403(b) Plans. You may take partial or full withdrawals of purchase payments made by salary reduction and earnings credited on those purchase payments from a Roth 401(k) or Roth 403(b) account only if you have:

a) Attained age 59½;
b) Experienced a severance from employment;
c) Become disabled as defined in the Tax Code;
d) Died;
e) Experienced financial hardship as defined by the Tax Code; or
f) Met other circumstances as allowed by federal law, regulations or rulings.

The amount available for financial hardship is limited to the lesser of the amount necessary to satisfy the financial hardship or the amount attributable to salary reduction contributions (excluding earnings on such contributions).

A partial or full withdrawal of purchase payments made by salary reduction to a Roth 401(k) or Roth 403(b) account and earnings credited on those purchase payments will be excludable from income if it is a qualified distribution. A qualified distribution from a Roth 401(k) or Roth 403(b) account is one that meets the following requirements.

1. The withdrawal occurs after the 5-year taxable period measured from the earlier of:

a) the first taxable year you made a designated Roth 401(k) or Roth 403(b) contribution to any designated Roth 401(k) or Roth 403(b) account established for you under the same applicable retirement plan as defined in Tax Code section 402A; or

b) if a rollover contribution was made from a designated Roth 401(k) or Roth 403(b) account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth 401(k) or Roth 403(b) contribution to such previously established account; and

2. The withdrawal occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

457(b) Plan. All distributions from a 457(b) plan are taxed when paid or made available to you. Under a 457(b) plan, amounts may not be made available to you earlier than (1) the calendar year you attain age 70½; (2) when you experience a severance from employment with your employer; or (3) when you experience an unforeseeable emergency. A one-time in-service distribution may also be permitted if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the 2-year period ending on the date of distribution.

Special Hurricane-Related Relief. The Katrina Emergency Tax Relief Act and the Gulf Opportunity Zone Act provide tax relief to victims of Hurricanes Katrina, Rita and Wilma. The relief includes a waiver of the 10% penalty tax on qualified hurricane distributions from eligible retirement plans (including 401(a), 401(k), 403(b), and governmental 457(b) plans). In addition, the 20% mandatory withholding rules do not apply to these distributions and the tax may be spread out ratably over a three-year period. A recipient of qualified hurricane distribution may also elect to re-contribute all or a portion of the distribution to an eligible retirement plan within three (3) years of receipt without tax consequences. Other relief may also apply. You should consult a competent tax adviser for further information.

Lifetime Required Minimum Distributions (Section 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), and 457(b) Plans)
To avoid certain tax penalties, you and any designated beneficiary must meet the required minimum distribution requirements imposed by the Tax Code. These rules dictate the following:

▷ Start date for distributions;
▷ The time period in which all amounts in your contract(s) must be distributed; and
▷ Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:

▷ Under 401(a), 401(k), and governmental 457(b) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or

▷ Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

▷ Over your life or the joint lives of you and your designated beneficiary; or

▷ Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of any other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions Upon Death (Section 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), and 457(b) Plans)
Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions at your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2007, your entire balance must be distributed to the designated beneficiary by December 31, 2012. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

▷ Over the life of the designated beneficiary; or

▷ Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

▷ December 31 of the calendar year following the calendar year of your death; or

▷ December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract holder's death.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), and 457(b) Plans of Governmental Employers. Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

457(b) Plans of Non-Governmental Employers. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. No withholding is required on payments to designated beneficiaries.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status. Section 1441 does not apply to participants in 457(b) plans of non-governmental employers.

Assignment and Other Transfers

Section 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), and 457(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

▷ A plan participant as a means to provide benefit payments;
▷ An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
▷ The Company as collateral for a loan.

III. *Possible Changes in Taxation*

Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change).The Pension Protection Act of 2006 made permanent pension and IRA provisions under the Economic Growth and Tax Relief Reconciliation Act of 2001. You should consult a tax adviser with respect to legislative developments and their effect on the contract.

IV. *Taxation of the Company*

We are taxed as a life insurance company under the Tax Code. Variable Annuity Account C is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

OTHER TOPICS

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:

▷ Standardized average annual total returns; and
▷ Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained

We include all recurring charges during each period (e.g., annual maintenance fees, daily asset charges, subaccount administrative adjustment charges (if any), transferred asset benefit charge (if applicable), and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. If we reflected this charge in the calculation, it would decrease the level of performance reflected by the calculation. Non-standardized returns may also include monthly, quarterly, year-to-date and three-year periods, and may include returns calculated from the fund's inception date and/or the date the fund was added to the separate account.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Generally, under contracts issued in connection with section 403(b) or 401 plans, you have a fully vested interest in the value of your employee account, and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. Under contracts issued in connection with section 457 plans, the contract holder retains all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts.

▷ During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.
▷ During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Contract Modification

We may change the contract as required by federal or state law by notifying the contract holder at least 30 calendar days before the change becomes effective. In addition, the contract may be changed at any time, except for a reduction in the minimum guaranteed interest rate for the Fixed Plus Account II, by written mutual agreement between the contract holder and the Company. We may, upon 60 days' written notice to the contract holder, make unilateral changes to certain provisions of the contracts that would apply only to individuals who became participants under the contract after the effective date of such changes. If a contract holder indicates that it does not agree to a change by providing notice to us that we receive at least 30 calendar days before the date the change becomes effective, we reserve the right to refuse to establish new accounts under the contract and to discontinue accepting payments to existing accounts.

In addition, we reserve the right, without contract holder consent, to change the tables for determining the amount of income phase payments or the income phase payment options available. Any such change will not take effect until at least twelve months after the contract effective date or until at least twelve months after any previous change. Such a change would not apply to accounts established before the date the change becomes effective.

We reserve the right to amend the contract to include any future changes required to maintain the contract as a designated Roth 401(k) and/or Roth 403(b) annuity contract (or Roth 401(k) and/or Roth 403(b) account) under the Tax Code, regulations, IRS rulings and requirements.

Legal Matters and Proceedings

We are not aware of any pending legal proceedings which involve the separate account as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract (the "distributor"), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:

(a) On any valuation date when the New York Stock Exchange is closed (except customary weekend and holiday closings), or when trading on the Exchange is restricted;
(b) When an emergency exists as determined by the SEC so that disposal of securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable for us fairly to determine the value of the subaccount's assets; or
(c) During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to the address listed in "Contract Overview-Questions: Contacting the Company." We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Account Termination

Where allowed by state law, we reserve the right to terminate an individual account if the account value is less than $10,000, this value is not due to negative investment performance, and no purchase payments have been received within the previous twelve months. We will notify you or the contract holder 90 days prior to terminating the account. If we exercise this right we will not deduct an early withdrawal charge.

Intent to Confirm Quarterly

We will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

General Information and History
Variable Annuity Account C
Offering and Purchase of Contracts
Income Phase Payments
Sales Material and Advertising
Independent Registered Public Accounting Firm
Financial Statements of the Separate Account - Variable Annuity Account C
Consolidated Financial Statements of ING Life Insurance and Annuity Company

You may request an SAI by calling the Company at the number listed in "Contract Overview - Questions: Contacting the Company."

APPENDIX I
FIXED PLUS ACCOUNT II

The Fixed Plus Account II is an investment option available during the accumulation phase.

Amounts allocated to the Fixed Plus Account II are held in the Company's general account which supports insurance and annuity obligations.

> Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account II have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account II may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account II has not been reviewed by the SEC.

Certain Restrictions. We reserve the right to limit investment in or transfers to the Fixed Plus Account II. If we waive these transfer limits, we reserve the right to reinstate these limits without notice. You may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account II transfer or withdrawal in the prior 12-month period. Under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account II for a period of up to six months or as provided by state or federal law.

Interest Rates. The Fixed Plus Account II guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account II will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account II will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality, expense and administrative risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. In the event that the transferred asset benefit option has been selected, the credited interest rate will be reduced in an amount not to exceed 0.50%, for a period not to exceed 7 years. We assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account II value as a partial withdrawal in each twelve (12) month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address listed in "Contract Overview-Questions: Contacting the Company." The amount allowed for partial withdrawal is reduced by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

Waiver of Partial Withdrawal Limits. We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option. We also waive the 20% limit for withdrawals due to your death before income phase payments begin. The waiver upon death may only be exercised once and must occur within six months after your date of death.

Additionally, we may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Requests for Full Withdrawals. If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account II, with interest, in five annual payments equal to:

▷ One-fifth of the Fixed Plus Account II value on the day the request is received in good order, reduced by any Fixed Plus Account II withdrawals, transfers or amounts used to fund income phase payments or loans made during the prior 12 months;

▷ One-fourth of the remaining Fixed Plus Account II value 12 months later;

▷ One-third of the remaining Fixed Plus Account II value 12 months later;

▷ One-half of the remaining Fixed Plus Account II value 12 months later; and

▷ The balance of the Fixed Plus Account II value 12 months later.

Once we receive a request for a full withdrawal, no further withdrawals, loans or transfers will be permitted from the Fixed Plus Account II. A full withdrawal may be canceled at any time before the end of the five-payment period. No early withdrawal charges apply to full withdrawals from the Fixed Plus Account II.

Waiver of Full Withdrawal Provisions. We will waive the Fixed Plus Account II five-installment payout for full withdrawals made due to one or more of the following:

(a) Due to your death during the accumulation phase if the amount is paid within six months of your death; or

(b) Due to the election of a lifetime income phase payment option or a nonlifetime income phase payment option on a fixed basis; or

(c) When the Fixed Plus Account II value is $2,000 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cash-out without participant consent) and no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months.

(d) Due to financial hardship (or unforeseeable emergency) as defined by the Tax Code and regulations thereunder, if all of the following conditions are met:

   ▷ If applicable, the hardship is certified by the employer;

   ▷ The amount is paid directly to you; and

   ▷ The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 20% of the average value of your account(s) and all other accounts under the relevant contract during that same period.

(e) Due to your separation from service with the employer, provided that all the following apply:

   ▷ The withdrawal is due to your separation from service with your employer. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account II full withdrawal provision unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance;

   ▷ Separation from service is documented in a form acceptable to us;

   ▷ The amount withdrawn is paid directly to you; and

   ▷ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.

(f) Additionally, we may allow other waivers of the five installment payout for full withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Charges. We do not make deductions from amounts in the Fixed Plus Account II to cover mortality, expense or administrative risks. We consider these risks when determining the credited rate.

Transfers. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account II in each rolling 12-month period. We determine the amount eligible for transfer on the day we receive a transfer request in good order at the address listed in "Contract Overview-Questions: Contacting the Company." We will reduce amounts allowed for transfer by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months. We also reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account II is $2,000. We may also waive the percentage limit on transfers depending upon the investment options selected by the contract holder.

If you transfer 20% of your account value held in the Fixed Plus Account II in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account II during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account II value under any systematic distribution option.

Contract Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account II. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account II values are used for a loan.

APPENDIX II
GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account is a fixed interest option that may be available during the accumulation phase. This appendix is only a summary of certain facts about the Guaranteed Accumulation Account. Please read the Guaranteed Accumulation Account prospectus before investing in this option. You may obtain a copy of the Guaranteed Accumulation Account prospectus by contacting us at the address or telephone number listed in "Contract Overview - Questions: Contacting the Company."

In General. Amounts that you invest in the Guaranteed Accumulation Account will earn a guaranteed interest rate if amounts are left in the Guaranteed Accumulation Account for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in the Guaranteed Accumulation Account, you will want to contact your local representative or the Company to learn:

▷   The interest rate we will apply to the amounts that you invest in the Guaranteed Accumulation Account. We change this rate periodically, so be certain that you know what rate we guarantee on the day your account dollars are invested into the Guaranteed Accumulation Account.
▷   The period of time your account dollars need to remain in the Guaranteed Accumulation Account in order to earn that rate. You are required to leave your account dollars in the Guaranteed Accumulation Account for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Accumulation Account. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Fees and Other Deductions. If all or a portion of your account value in the Guaranteed Accumulation Account is withdrawn, you may incur the following:

▷   Market Value Adjustment (MVA)-as described in this appendix and in the Guaranteed Accumulation Account prospectus;
▷   Tax Penalties and/or Tax withholding-See "Taxation";
▷   Early Withdrawal Charge-See "Fees"; and/or
▷   Maintenance Fee-See "Fees".

We do not make deductions from amounts in the Guaranteed Accumulation Account to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment (MVA). If you withdraw or transfer your account value from the Guaranteed Accumulation Account before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative.

▷   If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Accumulation Account.
▷   If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

Under some contracts issued in New York, if you have elected ECO as described in "Systematic Distribution Options," no MVA applies to amounts withdrawn from the Guaranteed Accumulation Account.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the Guaranteed Accumulation Account in order to earn the interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your local representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:

▷ short-term-three years or less; and
▷ long-term-ten years or less, but greater than three years.

At the end of a guaranteed term, the contract holder or you if permitted may:

▷ transfer dollars to a new guaranteed term;
▷ transfer dollars to other available investment options; or
▷ withdraw dollars.

Deductions may apply to withdrawals. See "Fees and Other Deductions" in this section.

Transfer of Account Dollars. Generally, account dollars invested in the Guaranteed Accumulation Account may be transferred among guaranteed terms offered through the Guaranteed Accumulation Account, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Accumulation Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. The Guaranteed Accumulation Account cannot be used as an investment option during the income phase. The contract holder or you, if permitted, may notify us at least 30 days in advance to elect a variable payment option and to transfer your Guaranteed Accumulation Account dollars to any of the subaccounts available during the income phase.

Loans. You cannot take a loan from your account value in the Guaranteed Accumulation Account. However, we include your account value in the Guaranteed Accumulation Account when determining the amount of your account value we may distribute as a loan.

Reinstating Amounts Withdrawn from the Guaranteed Accumulation Account. If amounts are withdrawn from the Guaranteed Accumulation Account and then reinstated in the Guaranteed Accumulation Account, we will apply the reinstated amount to the current deposit period. The guaranteed annual interest rate, and guaranteed terms available on the date of reinstatement will apply. Amounts will be reinstated proportionately in the same way as they were allocated before withdrawal.

Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal.

APPENDIX III
PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT
UNDER AN ANNUITY CONTRACT

For Plans under Sections 403(b), 401(a)/(k) of the Code (Except Voluntary
Section 403(b) Plans) (including Roth 403(b) and Roth 401(k) Plans)

The employer has adopted a plan under Internal Revenue Code Sections 403(b) (including Roth 403(b)), 401(a)/(k) (including Roth 401(k)) ("Plan") and has purchased an ING Life Insurance and Annuity Company ("Company") group variable annuity contract ("Contract") as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an Employee Account, and by the employer to an Employer Account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the Contract Holder, as the participant's agent for the purposes of all transactions under the Contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:

▷ The participant owns the value of his/her Employee Account subject to the restrictions of Sections 403(b), 401(a)/(k) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Sections 403(b), 401(a)/(k), the participant has ownership in the value of his/her Employer Account.

▷ The Company will process transactions only with the employer's written direction to the Company. The participant will be bound by the employer's interpretation of the Plan provisions and its written direction to the Company.

▷ The employer may permit the participant to make investment selections under the Employee Account and/or the Employer Account directly with the Company under the terms of the Contract. Without the employer's written permission, the participant will be unable to make any investment selections under the Contract.

▷ On behalf of the participant, the employer may request a loan in accordance with the terms of the Contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner.

▷ In the event of the participant's death, the employer is the named Beneficiary under the terms of the Contract. The participant has the right to name a personal Beneficiary as determined under the terms of the Plan and file that Beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

APPENDIX IV
FUND DESCRIPTIONS

List of Fund Name Changes

Current Fund Name	Former Fund Name
ING FMR℠ Large Cap Growth Portfolio	ING FMR℠ Earnings Growth Portfolio
ING International Growth Opportunities Fund	ING International Fund
ING Wells Fargo Disciplined Value Portfolio	ING Wells Fargo Mid Cap Disciplined Portfolio

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "Contract Overview – Questions: Contacting the Company," by accessing the SEC's web site or by contacting the SEC Public Reference Branch.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
AIM Investment Funds - AIM Global Health Care Fund	A I M Advisors, Inc.	Seeks long-term growth of capital.
Aim Growth Series - AIM Mid Cap Core Equity Fund	A I M Advisors, Inc.	Seeks long-term growth of capital.
AllianceBernstein Growth and Income Fund, Inc.	AllianceBernstein, L.P.	Seeks long-term growth of capital.
Allianz NFJ Small-Cap Value Fund	Allianz Global Investors Fund Management LLC **Subadviser:** NFJ Investment Group L.P. ("NFJ")	Seeks long-term growth of capital and income.
American Balanced Fund®	Capital Research and Management Company	Seeks to provide conservation of capital, current income and long-term growth of capital and income by investing in stocks, bonds and other fixed-income securities.
Ariel Investment Trust – Ariel Appreciation Fund	Ariel Capital Management, LLC	Seeks long-term capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Ariel Investment Trust – Ariel Fund	Ariel Capital Management, LLC	Seeks long-term capital appreciation
Baron Asset Fund	BAMCO, Inc.	Seeks capital appreciation through long-term investments primarily in securities of medium sized companies with undervalued assets or favorable growth prospects.
Baron Growth Fund	BAMCO, Inc.	Seeks capital appreciation through long-term investments primarily in the securities of small growth companies.
EuroPacific Growth Fund®	Capital Research and Management Company	Seeks to provide long-term growth of capital by investing in companies based outside the United States.
Evergreen Equity Trust - Evergreen Special Values Fund	Evergreen Investment Management Company, LLC	Seeks to produce growth of capital.
Fidelity® Advisor Mid Cap Fund	Fidelity Management & Research Company	Seeks long-term growth of capital.
Fidelity® Variable Insurance Products – Fidelity® VIP Contrafund® Portfolio	Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K.) Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited	Seeks long-term capital appreciation.
Fidelity® Variable Insurance Products – Fidelity® VIP Equity-Income Portfolio	Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K.) Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index (S&P 500®).

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Fidelity® Variable Insurance Products – Fidelity® VIP Growth Portfolio	Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K.) Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited	Seeks to achieve capital appreciation.
Franklin Templeton Variable Insurance Products Trust – Franklin Small Cap Value Securities Fund	Franklin Advisory Services, LLC	Seeks long-term total return.
Franklin Strategic Series – Franklin Small-Mid Cap Growth Fund	Franklin Advisers, Inc.	Seeks long-term capital growth.
ING Partners, Inc. – ING American Century Small-Mid Cap Value Portfolio	Directed Services LLC **Subadviser:** American Century Investment Management, Inc. (American Century)	Seeks long-term capital growth; income is a secondary objective.
ING Partners, Inc. – ING Baron Asset Portfolio	Directed Services LLC **Subadviser:** BAMCO, Inc. (BAMCO)	Seeks capital appreciation.
ING Partners, Inc. – ING Baron Small Cap Growth Portfolio	Directed Services LLC **Subadviser:** BAMCO, Inc. (BAMCO)	Seeks capital appreciation.
ING Partners, Inc. – ING Columbia Small Cap Value II Portfolio	Directed Services LLC **Subadviser:** Columbia Management Advisors, LLC (CMA)	Seeks long-term growth of capital.
ING Partners, Inc. – ING Davis Venture Value Portfolio	Directed Services LLC **Subadviser:** Davis Selected Advisers, L.P. (Davis)	A *non-diversified* portfolio that seeks long-term growth of capital.
ING Investors Trust - ING Evergreen Health Sciences Portfolio	Directed Services LLC **Subadviser:** Evergreen Investment Management Company, LLC	A *non-diversified* portfolio that seeks long-term capital growth. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Equity Trust – ING Financial Services Fund	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Investors Trust - ING FMR^{SM} Diversified Mid Cap Portfolio* ***FMR is a service mark of Fidelity Management & Research Company**	Directed Services LLC **Subadviser:** Fidelity Management & Research Co.	Seeks long-term growth of capital. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Investors Trust - ING FMR^{SM} Large Cap Growth Portfolio* ***FMR is a service mark of Fidelity Management & Research Company**	Directed Services LLC **Subadviser:** Fidelity Management & Research Co.	Seeks growth of capital over the long term. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Funds Trust – ING GNMA Income Fund	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks a high level of current income, consistent with liquidity and safety of principal, through investment primarily in Government National Mortgage Association (GNMA) mortgage-backed securities (also known as GNMA Certificates) that are guaranteed as to the timely payment of principal and interest by the U.S. Government.
ING Funds Trust – ING Intermediate Bond Fund	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide investors with a high level of current income, consistent with the preservation of capital and liquidity.
ING Mutual Funds – ING International Growth Opportunities Fund	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term growth of capital through investment in equity securities and equity equivalents of companies outside of the U.S.
ING Mutual Funds – ING International SmallCap Fund	ING Investments, LLC **Subadviser:** Acadian Asset Management, Inc. and Batterymarch Financial Management, Inc.	Seeks maximum long-term capital appreciation.
ING Investors Trust - ING JPMorgan Emerging Markets Equity Portfolio	Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING Partners, Inc. – ING JPMorgan International Portfolio	Directed Services LLC **Subadviser:** J.P. Morgan Asset Management (U.K.) Limited (JPMAM (UK))	Seeks long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING JPMorgan Mid Cap Value Portfolio	Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc. (JPMIM)	A *non-diversified* portfolio that seeks growth from capital appreciation.
ING Investors Trust - ING JPMorgan Value Opportunities Portfolio	Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks to provide long-term capital appreciation. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Equity Trust – ING LargeCap Growth Fund	ING Investments, LLC **Subadviser:** Wellington Management Company, LLP	Seeks long-term capital appreciation.
ING Partners, Inc. – ING Legg Mason Partners Aggressive Growth Portfolio	Directed Services LLC **Subadviser:** ClearBridge Advisors, LLC (ClearBridge)	Seeks long-term growth of capital.
ING Investors Trust - ING Legg Mason Value Portfolio	Directed Services LLC **Subadviser:** Legg Mason Capital Management, Inc.	A *non-diversified* portfolio that seeks long-term growth of capital. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Investors Trust – ING Lord Abbett Affiliated Portfolio	Directed Services LLC **Subadviser**: Lord, Abbett & Co. LLC	Seeks long-term growth of capital and secondarily, current income.
ING Investors Trust - ING Marsico Growth Portfolio	Directed Services LLC **Subadviser**: Marsico Capital Management, LLC	Seeks capital appreciation.
ING Investors Trust - ING Marsico International Opportunities Portfolio	Directed Services LLC **Subadviser:** Marsico Capital Management, LLC	Seeks long-term growth of capital. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Investors Trust - ING MFS Total Return Portfolio	Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.
ING Partners, Inc. – ING Neuberger Berman Partners Portfolio	Directed Services LLC **Subadviser:** Neuberger Berman Management Inc. (Neuberger Berman)	Seeks capital growth.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Oppenheimer Global Portfolio	Directed Services LLC **Subadviser:** OppenheimerFunds, Inc. (Oppenheimer)	Seeks capital appreciation.
ING Investors Trust - ING Oppenheimer Main Street Portfolio®	Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks long-term growth of capital and future income.
ING Partners, Inc. – ING Oppenheimer Strategic Income Portfolio	Directed Services LLC **Subadviser:** OppenheimerFunds, Inc. (Oppenheimer)	Seeks a high level of current income principally derived from interest on debt securities.
ING Investors Trust - ING PIMCO High Yield Portfolio	Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Partners, Inc. – ING PIMCO Total Return Portfolio	Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC (PIMCO)	Seeks maximum total return, consistent with capital preservation and prudent investment management.
ING Investors Trust - ING Pioneer Equity Income Portfolio	Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks current income and long-term growth of capital from a portfolio consisting primarily of equity securities of U.S. corporations that are expected to produce income. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Investors Trust - ING Pioneer Fund Portfolio	Directed Services LLC **Subadviser**: Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Partners, Inc. – ING Pioneer High Yield Portfolio	Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING Investors Trust - ING Pioneer Mid Cap Value Portfolio	Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Equity Trust – ING Real Estate Fund	ING Investments, LLC **Subadviser:** ING Clarion Real Estate Securities L.P.	A *non-diversified* fund that seeks total return consisting of long-term capital appreciation and current income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Solution 2015 Portfolio	Directed Services LLC	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2025 Portfolio	Directed Services LLC	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2035 Portfolio	Directed Services LLC	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2045 Portfolio	Directed Services LLC	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution Income Portfolio	Directed Services LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Investors Trust - ING T. Rowe Price Capital Appreciation Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING Partners, Inc. – ING T. Rowe Price Diversified Mid Cap Growth Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price)	Seeks long-term capital appreciation.
ING Investors Trust - ING T. Rowe Price Equity Income Portfolio	Directed Services LLC **Subadviser**: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING Partners, Inc. – ING T. Rowe Price Growth Equity Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price)	Seeks long-term capital growth, and secondarily, increasing dividend income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Templeton Foreign Equity Portfolio	Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC (Templeton)	Seeks long-term capital growth.
ING Investors Trust – ING Templeton Global Growth Portfolio	Directed Services LLC **Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.
ING Partners, Inc. – ING UBS U.S. Small Cap Growth Portfolio	Directed Services LLC **Subadviser:** UBS Global Asset Management (Americas) Inc. (UBS Global AM)	Seeks long-term capital appreciation.
ING Partners, Inc. – ING Van Kampen Comstock Portfolio	Directed Services LLC **Subadviser:** Van Kampen	Seeks capital growth and income.
ING Investors Trust - ING Van Kampen Real Estate Portfolio	Directed Services LLC **Subadviser:** Van Kampen	A *non-diversified* Portfolio that seeks capital appreciation and secondarily seeks current income.
ING VP Balanced Portfolio, Inc.	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.
ING Variable Portfolios, Inc. – ING VP Global Science and Technology Portfolio	ING Investments, LLC **Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital appreciation.
ING Investors Trust – ING VP Index Plus International Equity Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Advisors, B.V.	Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Variable Portfolios, Inc. – ING VP Index Plus LargeCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk.
ING Variable Portfolios, Inc. – ING VP Index Plus MidCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Variable Portfolios, Inc. – ING VP Index Plus SmallCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P SmallCap 600 Index), while maintaining a market level of risk.
ING VP Intermediate Bond Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting primarily of debt securities.
ING Variable Products Trust – ING VP International Value Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING VP Money Market Portfolio	ING Investments, LLC **Subadviser**: ING Investment Management Co.	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments. **There is no guarantee that the ING VP Money Market Subaccount will have a positive or level return.**
ING Variable Portfolios, Inc. – ING VP Small Company Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities of companies with smaller market capitalizations.
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Conservative Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return consistent with preservation of capital. Managed for investors primarily seeking total return consistent with capital preservation who generally have an investment horizon exceeding 5 years and a low level of risk tolerance.
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Growth Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide capital appreciation. Managed for investors seeking capital appreciation who generally have an investment horizon exceeding 15 years and a high level of risk tolerance.
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Moderate Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized). Managed for investors seeking a balance between income and capital appreciation who generally have an investment horizon exceeding 10 years and a moderate level of risk tolerance.
ING Variable Portfolios, Inc. – ING VP Value Opportunity Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks.
ING Investors Trust – ING Wells Fargo Disciplined Value Portfolio	Directed Services LLC **Subadviser:** Wells Capital Management, Inc.	Seeks long-term capital growth.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust – ING Wells Fargo Small Cap Disciplined Portfolio	Directed Services LLC **Subadviser:** Wells Capital Management, Inc.	Seeks long-term capital appreciation. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
Lazard Funds, Inc. – Lazard Mid Cap Portfolio	Lazard Asset Management LLC	Seeks long-term capital appreciation.
Legg Mason Value Trust, Inc.	Legg Mason Capital Management, Inc.	Seeks long-term growth of capital.
Lord Abbett Affiliated Fund	Lord, Abbett & Co. LLC (Lord Abbett)	Seeks long-term growth of capital and income without excessive fluctuations in market value.
Lord Abbett Mid-Cap Value Fund	Lord, Abbett & Co. LLC (Lord Abbett)	Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.
Lord Abbett Research Fund, Inc. - Lord Abbett Small-Cap Value Fund	Lord, Abbett & Co. LLC (Lord Abbett)	Seeks long-term capital appreciation.
Massachusetts Investors Growth Stock Fund	Massachusetts Financial Services Company	Seeks to provide capital appreciation.
Franklin Mutual Series Fund Inc. – Mutual Discovery Fund	Franklin Mutual Advisers, LLC	Seeks capital appreciation.
Neuberger Berman Socially Responsive Fund®	Neuberger Berman Management Inc. **Subadviser:** Neuberger Berman, LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the fund's financial criteria and social policy.
New Perspective Fund®	Capital Research and Management Company	Seeks to provide long-term growth of capital through investments all over the world, including the United States.
Oppenheimer Capital Appreciation Fund	OppenheimerFunds, Inc.	Seeks capital appreciation.
Oppenheimer Developing Markets Fund	OppenheimerFunds, Inc.	Aggressively seeks capital appreciation.
Oppenheimer Main Street Fund®	OppenheimerFunds, Inc.	Seeks a high total return.
Pax World Balanced Fund	Pax World Management Corp.	Seeks income and conservation of principal and secondarily possible long-term growth of capital.
PIMCO Variable Insurance Trust - Real Return Portfolio	Pacific Investment Management Company LLC (PIMCO)	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer Variable Contracts Trust – Pioneer Emerging Markets VCT Portfolio	Pioneer Investment Management, Inc.	Seeks long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Pioneer Variable Contract Trust- Pioneer Equity Income VCT Portfolio	Pioneer Investment Management, Inc.	Seeks current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.
Pioneer Variable Contracts Trust - Pioneer Fund VCT Portfolio	Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
Pioneer High Yield Fund	Pioneer Investment Management, Inc.	Seeks maximize total return through a combination of income and capital appreciation.
Pioneer Variable Contracts Trust - Pioneer Mid Cap Value VCT Portfolio	Pioneer Investment Management, Inc.	Seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks.
Premier VIT - OpCap Mid Cap Portfolio	OpCap Advisors, LLC **Subadviser:** Oppenheimer Capital, LLC	Seeks long-term capital appreciation.
T. Rowe Price Mid-Cap Value Fund	T. Rowe Price Associates, Inc.	Seeks to provide long-term capital appreciation by investing primarily in mid-size companies that appear to be undervalued.
Templeton Funds, Inc. – Templeton Foreign Fund	Templeton Global Advisors Limited	Seeks long-term capital growth.
Templeton Growth Fund, Inc.	Templeton Global Advisors Limited	Seeks long-term capital growth.
The Growth Fund of America®	Capital Research and Management Company	Seeks to provide long-term growth of capital through a diversified portfolio of common stocks.
The Income Fund of America®	Capital Research and Management Company	Seeks to provide current income and, secondarily, growth of capital through a flexible mix of equity and debt instruments.
UBS U.S. Small Cap Growth Fund	UBS Global Asset Management (Americas) Inc. ("UBS Global AM (Americas)")	Seeks to provide long-term capital appreciation.
Vanguard® Variable Insurance Fund – Diversified Value Portfolio	Barrow, Hanley, Mewhinney & Strauss, Inc.	Seeks to provide long-term capital appreciation and income.
Vanguard® Variable Insurance Fund – Equity Income Portfolio	Wellington Management Company, LLP and The Vanguard Group, Inc.	Seeks to provide an above-average level of current income and reasonable long-term capital appreciation.
Vanguard® Variable Insurance Fund – Small Company Growth Portfolio	Granahan Investment Management, Inc.; and Grantham, Mayo, Van Otterloo & Co. LLC	Seeks to provide long-term capital appreciation.
Wanger Advisors Trust – Wanger International Small Cap	Columbia Wanger Asset Management, L.P.	Seeks long-term growth of capital.
Washington Mutual Investors Fund[SM]	Capital Research and Management Company	Seeks to provide current income and the opportunity for growth of principal consistent with sound common stock investing.

APPENDIX V
CONDENSED FINANCIAL INFORMATION

TABLE OF CONTENTS	

APPENDIX V
CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2006, the following table gives (1) the accumulation unit value (AUV) at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2006 the "Value at beginning of period" shown is the value at first date of investment.

TABLE I

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.20%
(Selected data for accumulation units outstanding throughout each period)

	2006
AMERICAN BALANCED FUND®	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$11.02
Value at end of period	$12.12
Number of accumulation units outstanding at end of period	6,517
FIDELITY® VIP CONTRAFUND® PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$13.58
Value at end of period	$14.77
Number of accumulation units outstanding at end of period	24,693
FIDELITY® VIP EQUITY-INCOME PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$11.75
Value at end of period	$13.76
Number of accumulation units outstanding at end of period	8,247
FIDELITY® VIP GROWTH PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$10.52
Value at end of period	$11.05
Number of accumulation units outstanding at end of period	7,616
ING BARON SMALL CAP GROWTH PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$13.72
Value at end of period	$15.08
Number of accumulation units outstanding at end of period	6,233
ING GNMA INCOME FUND	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$10.45
Value at end of period	$10.87
Number of accumulation units outstanding at end of period	2,269
ING INTERMEDIATE BOND FUND	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$10.55
Value at end of period	$10.95
Number of accumulation units outstanding at end of period	17,549

	2006
ING JPMORGAN INTERNATIONAL PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$13.21
Value at end of period	$15.38
Number of accumulation units outstanding at end of period	660
ING JPMORGAN MID CAP VALUE PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$13.02
Value at end of period	$14.81
Number of accumulation units outstanding at end of period	6,185
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$12.00
Value at end of period	$12.63
Number of accumulation units outstanding at end of period	186
ING MFS TOTAL RETURN PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$11.25
Value at end of period	$12.47
Number of accumulation units outstanding at end of period	84
ING OPPENHEIMER GLOBAL PORTFOLIO (I CLASS)	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$12.21
Value at end of period	$13.81
Number of accumulation units outstanding at end of period	10,091
ING PIMCO TOTAL RETURN PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$10.50
Value at end of period	$10.92
Number of accumulation units outstanding at end of period	169
ING REAL ESTATE FUND	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$14.99
Value at end of period	$19.45
Number of accumulation units outstanding at end of period	8,867
ING SOLUTION 2015 PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$10.87
Value at end of period	$11.83
Number of accumulation units outstanding at end of period	5,921

Condensed Financial Information (continued)

	2006
ING SOLUTION 2025 PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$11.17
Value at end of period	$12.29
Number of accumulation units outstanding at end of period	39,448
ING SOLUTION 2035 PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$11.38
Value at end of period	$12.64
Number of accumulation units outstanding at end of period	11,262
ING SOLUTION 2045 PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$11.64
Value at end of period	$12.99
Number of accumulation units outstanding at end of period	998
ING SOLUTION INCOME PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$10.40
Value at end of period	$11.07
Number of accumulation units outstanding at end of period	3,968
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$11.22
Value at end of period	$12.58
Number of accumulation units outstanding at end of period	45,423
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$11.70
Value at end of period	$12.27
Number of accumulation units outstanding at end of period	3,650
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$11.60
Value at end of period	$12.82
Number of accumulation units outstanding at end of period	7,010
ING VP BALANCED PORTFOLIO, INC.	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$11.25
Value at end of period	$12.17
Number of accumulation units outstanding at end of period	1,202

Condensed Financial Information (continued)

	2006
ING VP INDEX PLUS LARGECAP PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$11.50
Value at end of period	$12.89
Number of accumulation units outstanding at end of period	7,719
ING VP INDEX PLUS MIDCAP PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$13.05
Value at end of period	$13.64
Number of accumulation units outstanding at end of period	6,880
ING VP INDEX PLUS SMALLCAP PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$13.44
Value at end of period	$14.30
Number of accumulation units outstanding at end of period	2,021
ING VP INTERMEDIATE BOND PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$10.58
Value at end of period	$10.95
Number of accumulation units outstanding at end of period	28,486
ING VP MONEY MARKET PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$10.30
Value at end of period	$10.69
Number of accumulation units outstanding at end of period	14
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$11.05
Value at end of period	$11.84
Number of accumulation units outstanding at end of period	1,603
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$11.81
Value at end of period	$13.06
Number of accumulation units outstanding at end of period	6,444

CFI 4

Condensed Financial Information (continued)

	2006
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$11.42
Value at end of period	$12.47
Number of accumulation units outstanding at end of period	3,676
NEW PERSPECTIVE FUND®	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$12.74
Value at end of period	$14.75
Number of accumulation units outstanding at end of period	6,697
OPPENHEIMER DEVELOPING MARKETS FUND	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$19.58
Value at end of period	$22.95
Number of accumulation units outstanding at end of period	19,879
PAX WORLD BALANCED FUND	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$11.94
Value at end of period	$12.90
Number of accumulation units outstanding at end of period	10,217
PIONEER EQUITY INCOME VCT PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$12.21
Value at end of period	$14.62
Number of accumulation units outstanding at end of period	4,962
PIONEER HIGH YIELD FUND	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$10.89
Value at end of period	$11.78
Number of accumulation units outstanding at end of period	25,988
PIONEER MID CAP VALUE VCT PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$12.84
Value at end of period	$14.16
Number of accumulation units outstanding at end of period	5,904
THE GROWTH FUND OF AMERICA®	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$12.66
Value at end of period	$13.63
Number of accumulation units outstanding at end of period	17,487

Condensed Financial Information (continued)

	2006
THE INCOME FUND OF AMERICA®	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$11.67
Value at end of period	$13.65
Number of accumulation units outstanding at end of period	4,937
WASHINGTON MUTUAL INVESTORS FUND℠	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$11.26
Value at end of period	$13.02
Number of accumulation units outstanding at end of period	13,910

TABLE II

FOR CONTRACTS WITH DAILY ASSET CHARGE OF 0.25%

(Selected data for accumulation units outstanding throughout each period)

	2006	2005
AMERICAN BALANCED FUND®		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$10.89	$10.93
Value at end of period	$12.11	$10.89
Number of accumulation units outstanding at end of period	4,099	26,742
BARON ASSET FUND		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$13.66	$13.75
Value at end of period	$15.58	$13.66
Number of accumulation units outstanding at end of period	1,673	1,376
EUROPACIFIC GROWTH FUND®		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$13.96	$13.34
Value at end of period	$16.91	$13.96
Number of accumulation units outstanding at end of period	22,704	5,679
FIDELITY® VIP CONTRAFUND® PORTFOLIO		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$13.29	$13.19
Value at end of period	$14.75	$13.29
Number of accumulation units outstanding at end of period	20,565	12,166
FRANKLIN SMALL CAP VALUE SECURITIES FUND		
(Funds were first received in this option during October 2006)		
Value at beginning of period	$14.97	
Value at end of period	$15.44	
Number of accumulation units outstanding at end of period	2,399	

Condensed Financial Information (continued)

	2006	2005
ING BARON SMALL CAP GROWTH PORTFOLIO		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$13.10	$13.12
Value at end of period	$15.06	$13.10
Number of accumulation units outstanding at end of period	4,458	1,458
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO		
(Funds were first received in this option during October 2006)		
Value at beginning of period	$12.74	
Value at end of period	$13.27	
Number of accumulation units outstanding at end of period	19,722	
ING GNMA INCOME FUND		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$10.44	$10.37
Value at end of period	$10.87	$10.44
Number of accumulation units outstanding at end of period	0	10,000
ING INTERMEDIATE BOND FUND		
(Funds were first received in this option during November 2006)		
Value at beginning of period	$10.89	
Value at end of period	$10.94	
Number of accumulation units outstanding at end of period	9,836	
ING INTERNATIONAL SMALLCAP FUND		
(Funds were first received in this option during November 2006)		
Value at beginning of period	$17.01	
Value at end of period	$18.40	
Number of accumulation units outstanding at end of period	4,919	
ING OPPENHEIMER GLOBAL PORTFOLIO (I CLASS)		
(Funds were first received in this option during November 2006)		
Value at beginning of period	$13.49	
Value at end of period	$13.79	
Number of accumulation units outstanding at end of period	5,405	
ING PIMCO TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during October 2006)		
Value at beginning of period	$10.75	
Value at end of period	$10.90	
Number of accumulation units outstanding at end of period	16,926	
ING REAL ESTATE FUND		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$14.31	$14.23
Value at end of period	$19.42	$14.31
Number of accumulation units outstanding at end of period	4,181	109

Condensed Financial Information (continued)

	2006	2005
ING SOLUTION 2015 PORTFOLIO		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$10.72	$10.64
Value at end of period	$11.82	$10.72
Number of accumulation units outstanding at end of period	14,467	13,359
ING SOLUTION 2025 PORTFOLIO		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$10.95	$10.87
Value at end of period	$12.28	$10.95
Number of accumulation units outstanding at end of period	16,627	1,736
ING SOLUTION 2035 PORTFOLIO		
(Funds were first received in this option during December 2005)		
Value at beginning of period	$11.11	$11.22
Value at end of period	$12.63	$11.11
Number of accumulation units outstanding at end of period	27,241	2,660
ING SOLUTION 2045 PORTFOLIO		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$11.33	$11.22
Value at end of period	$12.98	$11.33
Number of accumulation units outstanding at end of period	17,947	3,418
ING SOLUTION INCOME PORTFOLIO		
(Funds were first received in this option during October 2006)		
Value at beginning of period	$10.80	
Value at end of period	$11.06	
Number of accumulation units outstanding at end of period	36,059	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO		
(Funds were first received in this option during November 2006)		
Value at beginning of period	$12.32	
Value at end of period	$12.57	
Number of accumulation units outstanding at end of period	6,921	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$11.65	$11.72
Value at end of period	$13.82	$11.65
Number of accumulation units outstanding at end of period	26,511	3,135
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO		
(Funds were first received in this option during October 2006)		
Value at beginning of period	$11.16	
Value at end of period	$11.37	
Number of accumulation units outstanding at end of period	428	

Condensed Financial Information (continued)

	2006	2005
ING VP INDEX PLUS LARGECAP PORTFOLIO		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$11.31	$11.39
Value at end of period	$12.87	$11.31
Number of accumulation units outstanding at end of period	2,783	4,033
ING VP INDEX PLUS MIDCAP PORTFOLIO		
(Funds were first received in this option during December 2005)		
Value at beginning of period	$12.53	$12.69
Value at end of period	$13.62	$12.53
Number of accumulation units outstanding at end of period	2,103	2
ING VP INDEX PLUS SMALLCAP PORTFOLIO		
(Funds were first received in this option during January 2006)		
Value at beginning of period	$13.17	
Value at end of period	$14.28	
Number of accumulation units outstanding at end of period	5,445	
ING VP INTERMEDIATE BOND PORTFOLIO		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$10.57	$10.53
Value at end of period	$10.95	$10.57
Number of accumulation units outstanding at end of period	0	19,144
LORD ABBETT AFFILIATED FUND		
(Funds were first received in this option during November 2006)		
Value at beginning of period	$13.01	
Value at end of period	$13.39	
Number of accumulation units outstanding at end of period	7,092	
NEW PERSPECTIVE FUND®		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$12.36	$12.05
Value at end of period	$14.73	$12.36
Number of accumulation units outstanding at end of period	6,369	436
OPPENHEIMER MAIN STREET FUND®		
(Funds were first received in this option during November 2006)		
Value at beginning of period	$12.66	
Value at end of period	$12.85	
Number of accumulation units outstanding at end of period	3,804	
PIONEER HIGH YIELD FUND		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$10.69	$10.63
Value at end of period	$11.77	$10.69
Number of accumulation units outstanding at end of period	22,032	2,566

Condensed Financial Information (continued)

	2006	2005
PIONEER MID CAP VALUE VCT PORTFOLIO		
(Funds were first received in this option during December 2005)		
Value at beginning of period	$12.63	$12.76
Value at end of period	$14.14	$12.63
Number of accumulation units outstanding at end of period	1,067	3
THE GROWTH FUND OF AMERICA®		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$12.34	$12.11
Value at end of period	$13.61	$12.34
Number of accumulation units outstanding at end of period	27,273	8,740
THE INCOME FUND OF AMERICA®		
(Funds were first received in this option during October 2006)		
Value at beginning of period	$13.04	
Value at end of period	$13.63	
Number of accumulation units outstanding at end of period	2,000	
WASHINGTON MUTUAL INVESTORS FUND℠		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$11.09	$11.14
Value at end of period	$13.00	$11.09
Number of accumulation units outstanding at end of period	11,847	1,581

TABLE III

FOR CONTRACTS WITH DAILY ASSET CHARGE OF 0.30%

(Selected data for accumulation units outstanding throughout each period)

	2006	2005	2004
AMERICAN BALANCED FUND®			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$10.88	$10.61	$10.09
Value at end of period	$12.09	$10.88	$10.61
Number of accumulation units outstanding at end of period	2,228	2,933	1,266
BARON GROWTH FUND			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$12.75	$12.12	$10.23
Value at end of period	$14.65	$12.75	$12.12
Number of accumulation units outstanding at end of period	2,010	2,354	2,049
EVERGREEN SPECIAL VALUES FUND			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$12.82	$11.67	$10.31
Value at end of period	$15.47	$12.82	$11.67
Number of accumulation units outstanding at end of period	545	393	1,889

Condensed Financial Information (continued)

	2006	2005	2004
FIDELITY® ADVISOR MID CAP FUND			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$12.32	$11.43	$9.81
Value at end of period	$13.88	$12.32	$11.43
Number of accumulation units outstanding at end of period	819	605	461
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$13.27	$11.43	$10.32
Value at end of period	$14.73	$13.27	$11.43
Number of accumulation units outstanding at end of period	3,895	2,779	2,226
ING GNMA INCOME FUND			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$10.43	$10.20	$10.15
Value at end of period	$10.84	$10.43	$10.20
Number of accumulation units outstanding at end of period	213	149	48
ING VP INDEX PLUS LARGECAP PORTFOLIO			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$11.30	$10.80	$9.94
Value at end of period	$12.86	$11.30	$10.80
Number of accumulation units outstanding at end of period	2,444	6,311	7,901
ING VP INDEX PLUS MIDCAP PORTFOLIO			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$12.51	$11.34	$10.07
Value at end of period	$13.60	$12.51	$11.34
Number of accumulation units outstanding at end of period	883	1,146	3,889
ING VP INTERMEDIATE BOND PORTFOLIO			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$10.56	$10.31	$10.18
Value at end of period	$10.92	$10.56	$10.31
Number of accumulation units outstanding at end of period	1,245	1,414	3,382
ING VP INTERNATIONAL VALUE PORTFOLIO			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$12.65	$11.59	$10.03
Value at end of period	$16.32	$12.65	$11.59
Number of accumulation units outstanding at end of period	1,178	863	516
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$10.94	$10.58	$10.08
Value at end of period	$11.80	$10.94	$10.58
Number of accumulation units outstanding at end of period	1,371	1,407	1,271

CFI 11

Condensed Financial Information (continued)

	2006	2005	2004
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$11.56	$10.93	$10.01
Value at end of period	$13.03	$11.56	$10.93
Number of accumulation units outstanding at end of period	553	1,185	1,152
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$11.23	$10.78	$9.98
Value at end of period	$12.43	$11.23	$10.78
Number of accumulation units outstanding at end of period	38	1,762	2,236
LORD ABBETT MID-CAP VALUE FUND			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$12.95	$12.03	$10.53
Value at end of period	$14.48	$12.95	$12.03
Number of accumulation units outstanding at end of period	1,559	1,739	1,754
NEW PERSPECTIVE FUND®			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$12.35	$11.17	$9.82
Value at end of period	$14.71	$12.35	$11.17
Number of accumulation units outstanding at end of period	2,300	1,899	1,184
THE GROWTH FUND OF AMERICA®			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$12.33	$10.86	$9.87
Value at end of period	$13.59	$12.33	$10.86
Number of accumulation units outstanding at end of period	1,926	1,919	1,385
THE INCOME FUND OF AMERICA®			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$11.38	$11.08	$10.25
Value at end of period	$13.61	$11.38	$11.08
Number of accumulation units outstanding at end of period	938	2,036	2,663
WASHINGTON MUTUAL INVESTORS FUND[SM]			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$11.08	$10.77	$10.18
Value at end of period	$12.99	$11.08	$10.77
Number of accumulation units outstanding at end of period	1,282	3,479	2,085

Condensed Financial Information (continued)

TABLE IV

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.35%
(Selected data for accumulation units outstanding throughout each period)

	2006
AMERICAN BALANCED FUND®	
(Funds were first received in this option during November 2006)	
Value at beginning of period	$11.95
Value at end of period	$12.07
Number of accumulation units outstanding at end of period	7,355
ARIEL FUND	
(Funds were first received in this option during November 2006)	
Value at beginning of period	$12.76
Value at end of period	$12.91
Number of accumulation units outstanding at end of period	1,157
BARON ASSET FUND	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$15.64
Value at end of period	$15.54
Number of accumulation units outstanding at end of period	4,061
BARON GROWTH FUND	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$14.79
Value at end of period	$14.63
Number of accumulation units outstanding at end of period	8,034
EUROPACIFIC GROWTH FUND®	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$15.82
Value at end of period	$16.86
Number of accumulation units outstanding at end of period	26,447
EVERGREEN SPECIAL VALUES FUND	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$15.51
Value at end of period	$15.45
Number of accumulation units outstanding at end of period	2,886
FIDELITY® VIP CONTRAFUND® PORTFOLIO	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$14.20
Value at end of period	$14.70
Number of accumulation units outstanding at end of period	52,624

Condensed Financial Information (continued)

	2006
FIDELITY® VIP EQUITY-INCOME PORTFOLIO	
(Funds were first received in this option during November 2006)	
Value at beginning of period	$13.40
Value at end of period	$13.70
Number of accumulation units outstanding at end of period	11,565
FIDELITY® VIP GROWTH PORTFOLIO	
(Funds were first received in this option during November 2006)	
Value at beginning of period	$11.13
Value at end of period	$11.00
Number of accumulation units outstanding at end of period	70
ING BARON SMALL CAP GROWTH PORTFOLIO	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$14.19
Value at end of period	$15.02
Number of accumulation units outstanding at end of period	8,320
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$12.72
Value at end of period	$13.24
Number of accumulation units outstanding at end of period	9,268
ING INTERMEDIATE BOND FUND	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$10.98
Value at end of period	$10.91
Number of accumulation units outstanding at end of period	4,543
ING INTERNATIONAL SMALLCAP FUND	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$16.48
Value at end of period	$18.35
Number of accumulation units outstanding at end of period	7,128
ING JPMORGAN MID CAP VALUE PORTFOLIO	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$14.78
Value at end of period	$14.74
Number of accumulation units outstanding at end of period	2,064
ING OPPENHEIMER GLOBAL PORTFOLIO (I CLASS)	
(Funds were first received in this option during November 2006)	
Value at beginning of period	$13.44
Value at end of period	$13.77
Number of accumulation units outstanding at end of period	6,104

CFI 14

Condensed Financial Information (continued)

	2006
ING PIMCO TOTAL RETURN PORTFOLIO	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$11.00
Value at end of period	$10.87
Number of accumulation units outstanding at end of period	67
ING SOLUTION 2015 PORTFOLIO	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$11.42
Value at end of period	$11.80
Number of accumulation units outstanding at end of period	39,036
ING SOLUTION 2025 PORTFOLIO	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$11.80
Value at end of period	$12.25
Number of accumulation units outstanding at end of period	38,698
ING SOLUTION 2035 PORTFOLIO	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$12.08
Value at end of period	$12.60
Number of accumulation units outstanding at end of period	37,888
ING SOLUTION 2045 PORTFOLIO	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$12.40
Value at end of period	$12.96
Number of accumulation units outstanding at end of period	25,564
ING SOLUTION INCOME PORTFOLIO	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$10.78
Value at end of period	$11.04
Number of accumulation units outstanding at end of period	70,931
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$12.06
Value at end of period	$12.55
Number of accumulation units outstanding at end of period	24,305
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO	
(Funds were first received in this option during November 2006)	
Value at beginning of period	$12.28
Value at end of period	$12.21
Number of accumulation units outstanding at end of period	1,329

Condensed Financial Information (continued)

	2006
ING VAN KAMPEN REAL ESTATE PORTFOLIO	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$11.68
Value at end of period	$12.37
Number of accumulation units outstanding at end of period	12,480
ING VP INDEX PLUS MIDCAP PORTFOLIO	
(Funds were first received in this option during November 2006)	
Value at beginning of period	$13.64
Value at end of period	$13.58
Number of accumulation units outstanding at end of period	15,677
ING VP INDEX PLUS SMALLCAP PORTFOLIO	
(Funds were first received in this option during November 2006)	
Value at beginning of period	$14.28
Value at end of period	$14.24
Number of accumulation units outstanding at end of period	3,312
ING VP INTERMEDIATE BOND PORTFOLIO	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$10.77
Value at end of period	$10.91
Number of accumulation units outstanding at end of period	24,524
LORD ABBETT AFFILIATED FUND	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$13.17
Value at end of period	$13.35
Number of accumulation units outstanding at end of period	652
MUTUAL DISCOVERY FUND	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$15.38
Value at end of period	$16.30
Number of accumulation units outstanding at end of period	10,026
NEW PERSPECTIVE FUND®	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$13.85
Value at end of period	$14.69
Number of accumulation units outstanding at end of period	2,497
OPPENHEIMER CAPITAL APPRECIATION FUND	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$11.67
Value at end of period	$11.54
Number of accumulation units outstanding at end of period	491

Condensed Financial Information (continued)

	2006
OPPENHEIMER DEVELOPING MARKETS FUND	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$22.17
Value at end of period	$22.85
Number of accumulation units outstanding at end of period	3,076
PAX WORLD BALANCED FUND	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$12.48
Value at end of period	$12.85
Number of accumulation units outstanding at end of period	11,482
PIONEER EQUITY INCOME VCT PORTFOLIO	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$13.99
Value at end of period	$14.55
Number of accumulation units outstanding at end of period	14,814
PIONEER FUND VCT PORTFOLIO	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$12.98
Value at end of period	$13.38
Number of accumulation units outstanding at end of period	20,965
PIONEER HIGH YIELD FUND	
(Funds were first received in this option during November 2006)	
Value at beginning of period	$11.65
Value at end of period	$11.73
Number of accumulation units outstanding at end of period	13,579
TEMPLETON FOREIGN FUND	
(Funds were first received in this option during November 2006)	
Value at beginning of period	$14.31
Value at end of period	$15.06
Number of accumulation units outstanding at end of period	6,411
THE GROWTH FUND OF AMERICA®	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$13.11
Value at end of period	$13.58
Number of accumulation units outstanding at end of period	34,998
THE INCOME FUND OF AMERICA®	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$13.39
Value at end of period	$13.59
Number of accumulation units outstanding at end of period	2,145

CFI 17

Condensed Financial Information (continued)

	2006
T. ROWE PRICE MID-CAP VALUE FUND	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$14.71
Value at end of period	$14.85
Number of accumulation units outstanding at end of period	6,794
VANGUARD® DIVERSIFIED VALUE PORTFOLIO	
(Funds were first received in this option during November 2006)	
Value at beginning of period	$14.01
Value at end of period	$14.49
Number of accumulation units outstanding at end of period	6,630
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO	
(Funds were first received in this option during November 2006)	
Value at beginning of period	$13.02
Value at end of period	$12.86
Number of accumulation units outstanding at end of period	119
WASHINGTON MUTUAL INVESTORS FUND℠	
(Funds were first received in this option during November 2006)	
Value at beginning of period	$12.75
Value at end of period	$12.97
Number of accumulation units outstanding at end of period	4,396

TABLE V

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.40%
(Selected data for accumulation units outstanding throughout each period)

	2006
AMERICAN BALANCED FUND®	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$12.03
Value at end of period	$12.05
Number of accumulation units outstanding at end of period	33,890
BARON ASSET FUND	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$15.59
Value at end of period	$15.52
Number of accumulation units outstanding at end of period	2,554
EUROPACIFIC GROWTH FUND®	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$16.51
Value at end of period	$16.84
Number of accumulation units outstanding at end of period	8,327

Condensed Financial Information (continued)

	2006
FIDELITY® VIP CONTRAFUND® PORTFOLIO	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$14.76
Value at end of period	$14.68
Number of accumulation units outstanding at end of period	15,009
FRANKLIN SMALL CAP VALUE SECURITIES FUND	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$15.54
Value at end of period	$15.38
Number of accumulation units outstanding at end of period	5
ING BARON SMALL CAP GROWTH PORTFOLIO	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$15.18
Value at end of period	$15.00
Number of accumulation units outstanding at end of period	1,675
ING GNMA INCOME FUND	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$10.83
Value at end of period	$10.81
Number of accumulation units outstanding at end of period	11,268
ING REAL ESTATE FUND	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$19.33
Value at end of period	$19.34
Number of accumulation units outstanding at end of period	528
ING SOLUTION 2015 PORTFOLIO	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$11.75
Value at end of period	$11.79
Number of accumulation units outstanding at end of period	17,279
ING SOLUTION 2025 PORTFOLIO	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$12.19
Value at end of period	$12.24
Number of accumulation units outstanding at end of period	2,151
ING SOLUTION 2035 PORTFOLIO	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$12.52
Value at end of period	$12.59
Number of accumulation units outstanding at end of period	4,513

Condensed Financial Information (continued)

	2006
ING SOLUTION 2045 PORTFOLIO	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$12.87
Value at end of period	$12.95
Number of accumulation units outstanding at end of period	5,266
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$13.68
Value at end of period	$13.76
Number of accumulation units outstanding at end of period	4,075
ING VP INDEX PLUS LARGECAP PORTFOLIO	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$12.75
Value at end of period	$12.82
Number of accumulation units outstanding at end of period	7,767
ING VP INDEX PLUS MIDCAP PORTFOLIO	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$13.69
Value at end of period	$13.56
Number of accumulation units outstanding at end of period	84
ING VP INDEX PLUS SMALLCAP PORTFOLIO	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$14.28
Value at end of period	$14.22
Number of accumulation units outstanding at end of period	3,375
ING VP INTERMEDIATE BOND PORTFOLIO	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$10.93
Value at end of period	$10.89
Number of accumulation units outstanding at end of period	26,446
NEW PERSPECTIVE FUND®	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$14.48
Value at end of period	$14.66
Number of accumulation units outstanding at end of period	635
PIONEER HIGH YIELD FUND	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$11.74
Value at end of period	$11.72
Number of accumulation units outstanding at end of period	6,252

CFI 20

Condensed Financial Information (continued)

	2006
THE GROWTH FUND OF AMERICA®	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$13.61
Value at end of period	$13.56
Number of accumulation units outstanding at end of period	13,628
WASHINGTON MUTUAL INVESTORS FUND℠	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$12.89
Value at end of period	$12.95
Number of accumulation units outstanding at end of period	2,029

TABLE VI
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.45%
(Selected data for accumulation units outstanding throughout each period)

	2006	2005	2004
AMERICAN BALANCED FUND®			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$10.85	$10.66	
Value at end of period	$12.04	$10.85	
Number of accumulation units outstanding at end of period	21,336	17,985	
BARON ASSET FUND			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$13.60	$12.93	
Value at end of period	$15.49	$13.60	
Number of accumulation units outstanding at end of period	4,251	1,709	
EUROPACIFIC GROWTH FUND®			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$13.91	$13.09	
Value at end of period	$16.81	$13.91	
Number of accumulation units outstanding at end of period	9,072	5,701	
FIDELITY® ADVISOR MID CAP FUND			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$12.29	$12.14	
Value at end of period	$13.82	$12.29	
Number of accumulation units outstanding at end of period	12,322	15,202	

Condensed Financial Information (continued)

	2006	2005	2004
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$13.24	$11.41	$10.42
Value at end of period	$14.66	$13.24	$11.41
Number of accumulation units outstanding at end of period	34,072	30,702	4,842
FRANKLIN SMALL-MID CAP GROWTH FUND			
(Funds were first received in this option during March 2006)			
Value at beginning of period	$12.72		
Value at end of period	$12.83		
Number of accumulation units outstanding at end of period	701		
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$12.60	$12.43	
Value at end of period	$14.48	$12.60	
Number of accumulation units outstanding at end of period	5,423	5,347	
ING INTERMEDIATE BOND FUND			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$10.52	$10.29	$9.95
Value at end of period	$10.87	$10.52	$10.29
Number of accumulation units outstanding at end of period	28,101	24,426	1,384
ING INTERNATIONAL SMALLCAP FUND			
(Funds were first received in this option during March 2006)			
Value at beginning of period	$16.24		
Value at end of period	$18.29		
Number of accumulation units outstanding at end of period	2,439		
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO			
(Funds were first received in this option during March 2006)			
Value at beginning of period	$11.99		
Value at end of period	$12.54		
Number of accumulation units outstanding at end of period	640		
ING OPPENHEIMER GLOBAL PORTFOLIO (I CLASS)			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$11.73	$11.23	
Value at end of period	$13.74	$11.73	
Number of accumulation units outstanding at end of period	18,664	19,149	
ING PIMCO TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$10.47	$10.30	$10.00
Value at end of period	$10.84	$10.47	$10.30
Number of accumulation units outstanding at end of period	26,371	22,213	10,556

	2006	2005	2004
ING REAL ESTATE FUND			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$14.26	$12.76	$10.46
Value at end of period	$19.31	$14.26	$12.76
Number of accumulation units outstanding at end of period	254	0	2,984
ING SOLUTION 2015 PORTFOLIO			
(Funds were first received in this option during March 2006)			
Value at beginning of period	$11.01		
Value at end of period	$11.78		
Number of accumulation units outstanding at end of period	3,937		
ING SOLUTION 2025 PORTFOLIO			
(Funds were first received in this option during March 2006)			
Value at beginning of period	$11.37		
Value at end of period	$12.23		
Number of accumulation units outstanding at end of period	433		
ING SOLUTION 2045 PORTFOLIO			
(Funds were first received in this option during August 2006)			
Value at beginning of period	$11.68		
Value at end of period	$12.93		
Number of accumulation units outstanding at end of period	367		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$11.60	$11.44	
Value at end of period	$13.74	$11.60	
Number of accumulation units outstanding at end of period	2,906	1,867	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$11.31	$10.84	
Value at end of period	$12.73	$11.31	
Number of accumulation units outstanding at end of period	15,364	14,356	
ING VP INDEX PLUS LARGECAP PORTFOLIO			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$11.27	$11.09	
Value at end of period	$12.80	$11.27	
Number of accumulation units outstanding at end of period	11,170	10,176	
ING VP INDEX PLUS MIDCAP PORTFOLIO			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$12.48	$12.08	
Value at end of period	$13.54	$12.48	
Number of accumulation units outstanding at end of period	1,630	1,850	

Condensed Financial Information (continued)

	2006	2005	2004
ING VP INDEX PLUS SMALLCAP PORTFOLIO			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$12.58	$11.79	$10.32
Value at end of period	$14.20	$12.58	$11.79
Number of accumulation units outstanding at end of period	4,306	4,787	3,464
ING VP INTERNATIONAL VALUE PORTFOLIO			
(Funds were first received in this option during March 2006)			
Value at beginning of period	$13.69		
Value at end of period	$16.25		
Number of accumulation units outstanding at end of period	33		
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$10.91	$10.87	
Value at end of period	$11.75	$10.91	
Number of accumulation units outstanding at end of period	2,805	72	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$11.53	$11.39	
Value at end of period	$12.97	$11.53	
Number of accumulation units outstanding at end of period	2,127	855	
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$11.20	$11.14	
Value at end of period	$12.38	$11.20	
Number of accumulation units outstanding at end of period	960	357	
PIONEER HIGH YIELD FUND			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$10.65	$10.47	$9.82
Value at end of period	$11.70	$10.65	$10.47
Number of accumulation units outstanding at end of period	15,796	18,812	5,075
THE INCOME FUND OF AMERICA®			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$11.35	$11.32	
Value at end of period	$13.55	$11.35	
Number of accumulation units outstanding at end of period	6,224	2,996	

Condensed Financial Information (continued)

TABLE VII

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.50%
(Selected data for accumulation units outstanding throughout each period)

	2006	**2005**	**2004**
AIM MID CAP CORE EQUITY FUND			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$11.83	$11.08	$10.25
Value at end of period	$13.06	$11.83	$11.08
Number of accumulation units outstanding at end of period	16,112	15,422	17,647
ALLIANZ NFJ SMALL-CAP VALUE FUND			
(Funds were first received in this option during July 2006)			
Value at beginning of period	$13.76		
Value at end of period	$15.50		
Number of accumulation units outstanding at end of period	4,226		
AMERICAN BALANCED FUND®			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$10.84	$10.59	$9.97
Value at end of period	$12.02	$10.84	$10.59
Number of accumulation units outstanding at end of period	4,232	7,050	4,474
ARIEL APPRECIATION FUND			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$11.16	$10.94	$9.96
Value at end of period	$12.28	$11.16	$10.94
Number of accumulation units outstanding at end of period	0	10,606	8,012
BARON ASSET FUND			
(Funds were first received in this option during July 2006)			
Value at beginning of period	$13.55		
Value at end of period	$15.47		
Number of accumulation units outstanding at end of period	672		
BARON GROWTH FUND			
(Funds were first received in this option during July 2006)			
Value at beginning of period	$12.70		
Value at end of period	$14.57		
Number of accumulation units outstanding at end of period	3,937		
EUROPACIFIC GROWTH FUND®			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$13.90	$11.57	$10.10
Value at end of period	$16.79	$13.90	$11.57
Number of accumulation units outstanding at end of period	17,403	15,396	12,073

CFI 25

Condensed Financial Information (continued)

	2006	2005	2004
EVERGREEN SPECIAL VALUES FUND			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$12.77	$11.65	$10.30
Value at end of period	$15.39	$12.77	$11.65
Number of accumulation units outstanding at end of period	0	3,603	2,719
FIDELITY® ADVISOR MID CAP FUND			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$12.28	$11.41	$9.73
Value at end of period	$13.80	$12.28	$11.41
Number of accumulation units outstanding at end of period	4,465	7,462	5,352
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$13.22	$11.41	$10.20
Value at end of period	$14.64	$13.22	$11.41
Number of accumulation units outstanding at end of period	36,898	11,040	8,559
FIDELITY® VIP EQUITY-INCOME PORTFOLIO			
(Funds were first received in this option during July 2006)			
Value at beginning of period	$11.64		
Value at end of period	$13.64		
Number of accumulation units outstanding at end of period	952		
FRANKLIN SMALL-MID CAP GROWTH FUND			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$12.61		
Value at end of period	$12.81		
Number of accumulation units outstanding at end of period	8,746		
FRANKLIN SMALL CAP VALUE SECURITIES FUND			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$14.16		
Value at end of period	$15.33		
Number of accumulation units outstanding at end of period	15,278		
ING BARON SMALL CAP GROWTH PORTFOLIO			
(Funds were first received in this option during August 2006)			
Value at beginning of period	$12.81		
Value at end of period	$14.95		
Number of accumulation units outstanding at end of period	4,837		
ING DAVIS VENTURE VALUE PORTFOLIO			
(Funds were first received in this option during August 2006)			
Value at beginning of period	$10.98		
Value at end of period	$12.22		
Number of accumulation units outstanding at end of period	5,310		

Condensed Financial Information (continued)

	2006	2005	2004
ING EVERGREEN HEALTH SCIENCES PORTFOLIO			
(Funds were first received in this option during August 2006)			
Value at beginning of period	$11.56		
Value at end of period	$12.74		
Number of accumulation units outstanding at end of period	2,582		
ING FINANCIAL SERVICES FUND			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$11.66	$10.87	$9.95
Value at end of period	$13.60	$11.66	$10.87
Number of accumulation units outstanding at end of period	0	1,049	868
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO			
(Funds were first received in this option during August 2006)			
Value at beginning of period	$12.18		
Value at end of period	$13.21		
Number of accumulation units outstanding at end of period	4,825		
ING GNMA INCOME FUND			
(Funds were first received in this option during July 2006)			
Value at beginning of period	$10.36		
Value at end of period	$10.78		
Number of accumulation units outstanding at end of period	4,566		
ING INTERMEDIATE BOND FUND			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$10.51	$10.28	$10.17
Value at end of period	$10.86	$10.51	$10.28
Number of accumulation units outstanding at end of period	0	7,602	5,481
ING JPMORGAN MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during August 2006)			
Value at beginning of period	$13.28		
Value at end of period	$14.68		
Number of accumulation units outstanding at end of period	3,682		
ING OPPENHEIMER GLOBAL PORTFOLIO (I CLASS)			
(Funds were first received in this option during July 2006)			
Value at beginning of period	$11.48		
Value at end of period	$13.73		
Number of accumulation units outstanding at end of period	15,152		
ING PIMCO HIGH YIELD PORTFOLIO			
(Funds were first received in this option during August 2006)			
Value at beginning of period	$10.05		
Value at end of period	$10.61		
Number of accumulation units outstanding at end of period	1,708		

Condensed Financial Information (continued)

	2006	2005	2004
ING PIMCO TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$10.46	$10.30	$10.17
Value at end of period	$10.82	$10.46	$10.30
Number of accumulation units outstanding at end of period	29,286	9,708	6,879
ING REAL ESTATE FUND			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$15.53		
Value at end of period	$19.28		
Number of accumulation units outstanding at end of period	6,354		
ING SOLUTION 2015 PORTFOLIO			
(Funds were first received in this option during August 2006)			
Value at beginning of period	$10.88		
Value at end of period	$11.77		
Number of accumulation units outstanding at end of period	8,030		
ING SOLUTION 2025 PORTFOLIO			
(Funds were first received in this option during August 2006)			
Value at beginning of period	$11.11		
Value at end of period	$12.22		
Number of accumulation units outstanding at end of period	19,999		
ING SOLUTION 2035 PORTFOLIO			
(Funds were first received in this option during August 2006)			
Value at beginning of period	$11.27		
Value at end of period	$12.57		
Number of accumulation units outstanding at end of period	34,519		
ING SOLUTION 2045 PORTFOLIO			
(Funds were first received in this option during August 2006)			
Value at beginning of period	$11.52		
Value at end of period	$12.92		
Number of accumulation units outstanding at end of period	12,541		
ING SOLUTION INCOME PORTFOLIO			
(Funds were first received in this option during August 2006)			
Value at beginning of period	$10.43		
Value at end of period	$11.01		
Number of accumulation units outstanding at end of period	4,425		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$11.59	$11.22	$10.30
Value at end of period	$13.72	$11.59	$11.22
Number of accumulation units outstanding at end of period	6,682	2,593	1,791

Condensed Financial Information (continued)

	2006	2005	2004
ING VAN KAMPEN COMSTOCK PORTFOLIO			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$11.88		
Value at end of period	$13.40		
Number of accumulation units outstanding at end of period	5,956		
ING VAN KAMPEN REAL ESTATE PORTFOLIO			
(Funds were first received in this option during August 2006)			
Value at beginning of period	$10.42		
Value at end of period	$12.36		
Number of accumulation units outstanding at end of period	17,241		
ING VP INDEX PLUS LARGECAP PORTFOLIO			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$11.26	$10.78	$9.93
Value at end of period	$12.78	$11.26	$10.78
Number of accumulation units outstanding at end of period	2,490	1,586	901
ING VP INDEX PLUS MIDCAP PORTFOLIO			
(Funds were first received in this option during August 2006)			
Value at beginning of period	$12.27		
Value at end of period	$13.52		
Number of accumulation units outstanding at end of period	659		
ING VP INDEX PLUS SMALLCAP PORTFOLIO			
(Funds were first received in this option during September 2006)			
Value at beginning of period	$12.93		
Value at end of period	$14.18		
Number of accumulation units outstanding at end of period	490		
ING VP INTERMEDIATE BOND PORTFOLIO			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$10.52	$10.29	$9.95
Value at end of period	$10.86	$10.52	$10.29
Number of accumulation units outstanding at end of period	11,930	1,267	1,029
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$10.90	$10.56	$10.06
Value at end of period	$11.73	$10.90	$10.56
Number of accumulation units outstanding at end of period	1,062	413	235
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$11.52	$10.91	$9.93
Value at end of period	$12.95	$11.52	$10.91
Number of accumulation units outstanding at end of period	27,296	1,258	880

Condensed Financial Information (continued)

	2006	2005	2004
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$11.19	$10.76	$10.02
Value at end of period	$12.36	$11.19	$10.76
Number of accumulation units outstanding at end of period	9,583	176	32
LORD ABBETT AFFILIATED FUND			
(Funds were first received in this option during July 2006)			
Value at beginning of period	$11.72		
Value at end of period	$13.29		
Number of accumulation units outstanding at end of period	3,494		
LORD ABBETT SMALL-CAP VALUE FUND			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$13.31	$11.84	$10.37
Value at end of period	$15.91	$13.31	$11.84
Number of accumulation units outstanding at end of period	17,820	26,840	21,591
NEW PERSPECTIVE FUND®			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$12.70		
Value at end of period	$14.62		
Number of accumulation units outstanding at end of period	14,643		
OPPENHEIMER CAPITAL APPRECIATION FUND			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$10.76	$10.35	$9.62
Value at end of period	$11.49	$10.76	$10.35
Number of accumulation units outstanding at end of period	495	2,336	1,490
PAX WORLD BALANCED FUND			
(Funds were first received in this option during August 2006)			
Value at beginning of period	$11.79		
Value at end of period	$12.79		
Number of accumulation units outstanding at end of period	5,564		
PIONEER FUND VCT PORTFOLIO			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$11.52	$10.94	$10.01
Value at end of period	$13.32	$11.52	$10.94
Number of accumulation units outstanding at end of period	0	184	50
PIONEER HIGH YIELD FUND			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$10.89		
Value at end of period	$11.68		
Number of accumulation units outstanding at end of period	7,381		

	2006	2005	2004
PIONEER MID CAP VALUE VCT PORTFOLIO			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$12.87		
Value at end of period	$14.03		
Number of accumulation units outstanding at end of period	10,226		
TEMPLETON FOREIGN FUND			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$12.59	$11.46	$9.94
Value at end of period	$14.99	$12.59	$11.46
Number of accumulation units outstanding at end of period	13,973	13,384	12,691
THE GROWTH FUND OF AMERICA®			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$12.28	$10.84	$9.91
Value at end of period	$13.52	$12.28	$10.84
Number of accumulation units outstanding at end of period	47,231	24,464	19,477
T. ROWE PRICE MID-CAP VALUE FUND			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$12.42	$11.64	$10.37
Value at end of period	$14.79	$12.42	$11.64
Number of accumulation units outstanding at end of period	7,996	1,442	907
UBS U.S. SMALL CAP GROWTH FUND			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$11.30	$10.71	$9.15
Value at end of period	$12.16	$11.30	$10.71
Number of accumulation units outstanding at end of period	7,693	6,169	4,492
VANGUARD® EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$11.57	$11.23	$10.11
Value at end of period	$13.81	$11.57	$11.23
Number of accumulation units outstanding at end of period	15,939	20,239	18,284
WASHINGTON MUTUAL INVESTORS FUND℠			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$11.03	$10.75	$9.97
Value at end of period	$12.91	$11.03	$10.75
Number of accumulation units outstanding at end of period	25,930	28,245	22,663

CFI 31

Condensed Financial Information (continued)

TABLE VIII

FOR CONTRACTS WITH DAILY ASSET CHARGE OF 0.55%

(Selected data for accumulation units outstanding throughout each period)

	2006	2005
AIM MID CAP CORE EQUITY FUND		
(Funds were first received in this option during June 2006)		
Value at beginning of period	$11.66	
Value at end of period	$13.04	
Number of accumulation units outstanding at end of period	31	
ALLIANZ NFJ SMALL-CAP VALUE FUND		
(Funds were first received in this option during June 2006)		
Value at beginning of period	$13.35	
Value at end of period	$15.48	
Number of accumulation units outstanding at end of period	31	
ARIEL FUND		
(Funds were first received in this option during June 2006)		
Value at beginning of period	$11.67	
Value at end of period	$12.84	
Number of accumulation units outstanding at end of period	30	
BARON GROWTH FUND		
(Funds were first received in this option during June 2006)		
Value at beginning of period	$12.84	
Value at end of period	$14.55	
Number of accumulation units outstanding at end of period	120	
EUROPACIFIC GROWTH FUND®		
(Funds were first received in this option during July 2006)		
Value at beginning of period	$14.78	
Value at end of period	$16.77	
Number of accumulation units outstanding at end of period	12,509	
FIDELITY® VIP CONTRAFUND® PORTFOLIO		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$13.21	$12.21
Value at end of period	$14.62	$13.21
Number of accumulation units outstanding at end of period	41,013	6,802
FIDELITY® VIP EQUITY-INCOME PORTFOLIO		
(Funds were first received in this option during July 2006)		
Value at beginning of period	$12.01	
Value at end of period	$13.62	
Number of accumulation units outstanding at end of period	26,550	
FRANKLIN SMALL-MID CAP GROWTH FUND		
(Funds were first received in this option during June 2006)		
Value at beginning of period	$11.29	
Value at end of period	$12.79	
Number of accumulation units outstanding at end of period	223	

	2006	**2005**
FRANKLIN SMALL CAP VALUE SECURITIES FUND		
(Funds were first received in this option during July 2006)		
Value at beginning of period	$14.43	
Value at end of period	$15.31	
Number of accumulation units outstanding at end of period	6,842	
ING BARON SMALL CAP GROWTH PORTFOLIO		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$13.03	$12.06
Value at end of period	$14.93	$13.03
Number of accumulation units outstanding at end of period	6,426	246
ING EVERGREEN HEALTH SCIENCES PORTFOLIO		
(Funds were first received in this option during July 2006)		
Value at beginning of period	$11.57	
Value at end of period	$12.73	
Number of accumulation units outstanding at end of period	9,986	
ING GNMA INCOME FUND		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$10.38	$10.24
Value at end of period	$10.76	$10.38
Number of accumulation units outstanding at end of period	2,398	2,945
ING MFS TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during July 2006)		
Value at beginning of period	$11.30	
Value at end of period	$12.34	
Number of accumulation units outstanding at end of period	2,431	
ING OPPENHEIMER GLOBAL PORTFOLIO (I CLASS)		
(Funds were first received in this option during July 2006)		
Value at beginning of period	$12.06	
Value at end of period	$13.72	
Number of accumulation units outstanding at end of period	10,933	
ING PIMCO TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$10.45	$10.34
Value at end of period	$10.81	$10.45
Number of accumulation units outstanding at end of period	26,196	10,130
ING REAL ESTATE FUND		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$14.23	$13.10
Value at end of period	$19.25	$14.23
Number of accumulation units outstanding at end of period	9,890	3,367

CFI 33

Condensed Financial Information (continued)

	2006	2005
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$11.20	$10.22
Value at end of period	$12.14	$11.20
Number of accumulation units outstanding at end of period	6,127	661
ING VP INDEX PLUS MIDCAP PORTFOLIO		
(Funds were first received in this option during July 2006)		
Value at beginning of period	$12.75	
Value at end of period	$13.50	
Number of accumulation units outstanding at end of period	11,909	
ING VP INDEX PLUS SMALLCAP PORTFOLIO		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$12.56	$11.73
Value at end of period	$14.16	$12.56
Number of accumulation units outstanding at end of period	11,485	3,698
ING VP INTERMEDIATE BOND PORTFOLIO		
(Funds were first received in this option during June 2006)		
Value at beginning of period	$10.44	
Value at end of period	$10.84	
Number of accumulation units outstanding at end of period	43,589	
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO		
(Funds were first received in this option during July 2006)		
Value at beginning of period	$11.01	
Value at end of period	$11.72	
Number of accumulation units outstanding at end of period	16,507	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO		
(Funds were first received in this option during July 2006)		
Value at beginning of period	$11.82	
Value at end of period	$12.93	
Number of accumulation units outstanding at end of period	19,123	
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO		
(Funds were first received in this option during July 2006)		
Value at beginning of period	$11.40	
Value at end of period	$12.34	
Number of accumulation units outstanding at end of period	22,537	

Condensed Financial Information (continued)

	2006	2005
LORD ABBETT AFFILIATED FUND		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$11.37	$10.72
Value at end of period	$13.27	$11.37
Number of accumulation units outstanding at end of period	224	374
LORD ABBETT MID-CAP VALUE FUND		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$12.89	$11.96
Value at end of period	$14.38	$12.89
Number of accumulation units outstanding at end of period	13,482	12,264
LORD ABBETT SMALL-CAP VALUE FUND		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$13.29	$12.32
Value at end of period	$15.89	$13.29
Number of accumulation units outstanding at end of period	4,909	4,324
MASSACHUSETTS INVESTORS GROWTH STOCK FUND		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$10.89	$10.34
Value at end of period	$11.61	$10.89
Number of accumulation units outstanding at end of period	19,180	15,483
MUTUAL DISCOVERY FUND		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$13.27	$12.27
Value at end of period	$16.21	$13.27
Number of accumulation units outstanding at end of period	15,972	14,771
OPPENHEIMER CAPITAL APPRECIATION FUND		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$10.75	$10.09
Value at end of period	$11.48	$10.75
Number of accumulation units outstanding at end of period	6,916	6,530
OPPENHEIMER DEVELOPING MARKETS FUND		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$18.29	$15.54
Value at end of period	$22.72	$18.29
Number of accumulation units outstanding at end of period	15,870	3,933
PAX WORLD BALANCED FUND		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$11.62	$11.12
Value at end of period	$12.77	$11.62
Number of accumulation units outstanding at end of period	12,040	8

Condensed Financial Information (continued)

	2006	2005
PIONEER FUND VCT PORTFOLIO		
(Funds were first received in this option during July 2006)		
Value at beginning of period	$12.09	
Value at end of period	$13.30	
Number of accumulation units outstanding at end of period	8,884	
PIONEER HIGH YIELD FUND		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$10.63	$10.39
Value at end of period	$11.66	$10.63
Number of accumulation units outstanding at end of period	1,489	1,540
PIONEER MID CAP VALUE VCT PORTFOLIO		
(Funds were first received in this option during July 2006)		
Value at beginning of period	$12.56	
Value at end of period	$14.01	
Number of accumulation units outstanding at end of period	3,805	
TEMPLETON FOREIGN FUND		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$12.58	$11.82
Value at end of period	$14.97	$12.58
Number of accumulation units outstanding at end of period	8,310	7,803
THE GROWTH FUND OF AMERICA®		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$12.27	$11.24
Value at end of period	$13.50	$12.27
Number of accumulation units outstanding at end of period	27,334	8,574
THE INCOME FUND OF AMERICA®		
(Funds were first received in this option during June 2006)		
Value at beginning of period	$11.74	
Value at end of period	$13.51	
Number of accumulation units outstanding at end of period	16,742	
T. ROWE PRICE MID-CAP VALUE FUND		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$12.41	$11.40
Value at end of period	$14.77	$12.41
Number of accumulation units outstanding at end of period	259	188
WASHINGTON MUTUAL INVESTORS FUND℠		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$11.02	$10.46
Value at end of period	$12.89	$11.02
Number of accumulation units outstanding at end of period	18,101	16,633

CFI 36

Condensed Financial Information (continued)

TABLE IX

FOR CONTRACTS WITH DAILY ASSET CHARGE OF 0.60%

(Selected data for accumulation units outstanding throughout each period)

	2006	2005
ALLIANZ NFJ SMALL-CAP VALUE FUND		
(Funds were first received in this option during January 2005)		
Value at beginning of period	$13.14	$11.65
Value at end of period	$15.46	$13.14
Number of accumulation units outstanding at end of period	0	20,659
AMERICAN BALANCED FUND®		
(Funds were first received in this option during January 2005)		
Value at beginning of period	$10.82	$10.43
Value at end of period	$11.98	$10.82
Number of accumulation units outstanding at end of period	0	7,727
ARIEL APPRECIATION FUND		
(Funds were first received in this option during June 2005)		
Value at beginning of period	$11.14	$10.73
Value at end of period	$12.24	$11.14
Number of accumulation units outstanding at end of period	21	2,938
ARIEL FUND		
(Funds were first received in this option during January 2005)		
Value at beginning of period	$11.73	$11.35
Value at end of period	$12.82	$11.73
Number of accumulation units outstanding at end of period	0	2,313
BARON ASSET FUND		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$13.56	$12.92
Value at end of period	$15.43	$13.56
Number of accumulation units outstanding at end of period	8,140	843
BARON GROWTH FUND		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$12.68	$11.99
Value at end of period	$14.52	$12.68
Number of accumulation units outstanding at end of period	0	31,336
EUROPACIFIC GROWTH FUND®		
(Funds were first received in this option during February 2006)		
Value at beginning of period	$14.40	
Value at end of period	$16.74	
Number of accumulation units outstanding at end of period	155	
FIDELITY® ADVISOR MID CAP FUND		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$12.25	$12.07
Value at end of period	$13.76	$12.25
Number of accumulation units outstanding at end of period	0	4,297

Condensed Financial Information (continued)

	2006	2005
FIDELITY® VIP CONTRAFUND® PORTFOLIO		
(Funds were first received in this option during July 2005)		
Value at beginning of period	$13.20	$11.92
Value at end of period	$14.60	$13.20
Number of accumulation units outstanding at end of period	3,353	3,852
FIDELITY® VIP EQUITY-INCOME PORTFOLIO		
(Funds were first received in this option during January 2005)		
Value at beginning of period	$11.43	$10.64
Value at end of period	$13.60	$11.43
Number of accumulation units outstanding at end of period	0	961
FRANKLIN SMALL-MID CAP GROWTH FUND		
(Funds were first received in this option during January 2005)		
Value at beginning of period	$11.98	$10.52
Value at end of period	$12.78	$11.98
Number of accumulation units outstanding at end of period	0	1,606
FRANKLIN SMALL CAP VALUE SECURITIES FUND		
(Funds were first received in this option during January 2005)		
Value at beginning of period	$13.17	$11.86
Value at end of period	$15.29	$13.17
Number of accumulation units outstanding at end of period	648	14,856
ING BARON SMALL CAP GROWTH PORTFOLIO		
(Funds were first received in this option during January 2005)		
Value at beginning of period	$13.01	$12.00
Value at end of period	$14.91	$13.01
Number of accumulation units outstanding at end of period	3,567	9,945
ING EVERGREEN HEALTH SCIENCES PORTFOLIO		
(Funds were first received in this option during February 2006)		
Value at beginning of period	$11.71	
Value at end of period	$12.72	
Number of accumulation units outstanding at end of period	501	
ING FINANCIAL SERVICES FUND		
(Funds were first received in this option during October 2006)		
Value at beginning of period	$12.93	
Value at end of period	$13.56	
Number of accumulation units outstanding at end of period	46	
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$11.87	$11.64
Value at end of period	$13.19	$11.87
Number of accumulation units outstanding at end of period	10,041	198

Condensed Financial Information (continued)

	2006	2005
ING GNMA INCOME FUND		
(Funds were first received in this option during January 2005)		
Value at beginning of period	$10.37	$10.20
Value at end of period	$10.75	$10.37
Number of accumulation units outstanding at end of period	0	5,644
ING INTERMEDIATE BOND FUND		
(Funds were first received in this option during January 2005)		
Value at beginning of period	$10.49	$10.34
Value at end of period	$10.83	$10.49
Number of accumulation units outstanding at end of period	0	5,536
ING INTERNATIONAL SMALLCAP FUND		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$14.52	$11.40
Value at end of period	$18.21	$14.52
Number of accumulation units outstanding at end of period	0	18,353
ING JPMORGAN MID CAP VALUE PORTFOLIO		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$12.64	$11.84
Value at end of period	$14.64	$12.64
Number of accumulation units outstanding at end of period	467	18,748
ING LEGG MASON VALUE PORTFOLIO		
(Funds were first received in this option during February 2006)		
Value at beginning of period	$11.23	
Value at end of period	$12.19	
Number of accumulation units outstanding at end of period	9,403	
ING MARSICO GROWTH PORTFOLIO		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$11.43	$11.57
Value at end of period	$11.91	$11.43
Number of accumulation units outstanding at end of period	13,651	216
ING MFS TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$11.09	$10.78
Value at end of period	$12.33	$11.09
Number of accumulation units outstanding at end of period	5,699	14,378
ING OPPENHEIMER GLOBAL PORTFOLIO (I CLASS)		
(Funds were first received in this option during April 2005)		
Value at beginning of period	$11.71	$10.07
Value at end of period	$13.70	$11.71
Number of accumulation units outstanding at end of period	1,086	30,439

CFI 39

Condensed Financial Information (continued)

	2006	2005
ING PIMCO TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during January 2005)		
Value at beginning of period	$10.44	$10.30
Value at end of period	$10.79	$10.44
Number of accumulation units outstanding at end of period	8,917	48,011
ING REAL ESTATE FUND		
(Funds were first received in this option during January 2005)		
Value at beginning of period	$14.22	$12.10
Value at end of period	$19.22	$14.22
Number of accumulation units outstanding at end of period	6,982	22,148
ING SOLUTION 2035 PORTFOLIO		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$11.09	$10.47
Value at end of period	$12.55	$11.09
Number of accumulation units outstanding at end of period	0	146
ING SOLUTION 2045 PORTFOLIO		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$11.30	$10.60
Value at end of period	$12.90	$11.30
Number of accumulation units outstanding at end of period	9,885	823
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO		
(Funds were first received in this option during February 2006)		
Value at beginning of period	$11.13	
Value at end of period	$12.49	
Number of accumulation units outstanding at end of period	18,374	
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$11.19	$10.03
Value at end of period	$12.12	$11.19
Number of accumulation units outstanding at end of period	0	7,695
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$11.57	$11.65
Value at end of period	$13.69	$11.57
Number of accumulation units outstanding at end of period	4,921	100
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$11.28	$11.39
Value at end of period	$12.67	$11.28
Number of accumulation units outstanding at end of period	752	21

Condensed Financial Information (continued)

	2006	2005
ING VAN KAMPEN COMSTOCK PORTFOLIO		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$11.60	$11.57
Value at end of period	$13.36	$11.60
Number of accumulation units outstanding at end of period	739	20
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO		
(Funds were first received in this option during February 2006)		
Value at beginning of period	$11.09	
Value at end of period	$11.26	
Number of accumulation units outstanding at end of period	1,683	
ING VP INDEX PLUS LARGECAP PORTFOLIO		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$11.23	$10.64
Value at end of period	$12.74	$11.23
Number of accumulation units outstanding at end of period	9,357	11,227
ING VP INDEX PLUS SMALLCAP PORTFOLIO		
(Funds were first received in this option during July 2005)		
Value at beginning of period	$12.55	$12.14
Value at end of period	$14.14	$12.55
Number of accumulation units outstanding at end of period	0	3,978
ING VP INTERMEDIATE BOND PORTFOLIO		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$10.50	$10.44
Value at end of period	$10.83	$10.50
Number of accumulation units outstanding at end of period	203	8,974
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO		
(Funds were first received in this option during January 2005)		
Value at beginning of period	$10.88	$10.45
Value at end of period	$11.70	$10.88
Number of accumulation units outstanding at end of period	0	11,241
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$11.49	$10.77
Value at end of period	$12.91	$11.49
Number of accumulation units outstanding at end of period	3,746	18,575

CFI 41

Condensed Financial Information (continued)

	2006	2005
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO		
(Funds were first received in this option during January 2005)		
Value at beginning of period	$11.17	$10.58
Value at end of period	$12.32	$11.17
Number of accumulation units outstanding at end of period	4,631	13,429
ING VP VALUE OPPORTUNITY PORTFOLIO		
(Funds were first received in this option during January 2005)		
Value at beginning of period	$11.43	$10.56
Value at end of period	$13.17	$11.43
Number of accumulation units outstanding at end of period	0	60
LORD ABBETT AFFILIATED FUND		
(Funds were first received in this option during January 2005)		
Value at beginning of period	$11.36	$10.76
Value at end of period	$13.25	$11.36
Number of accumulation units outstanding at end of period	3,056	37,921
MASSACHUSETTS INVESTORS GROWTH STOCK FUND		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$10.88	$10.15
Value at end of period	$11.59	$10.88
Number of accumulation units outstanding at end of period	0	11,325
MUTUAL DISCOVERY FUND		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$13.26	$12.24
Value at end of period	$16.19	$13.26
Number of accumulation units outstanding at end of period	6,279	601
NEW PERSPECTIVE FUND®		
(Funds were first received in this option during January 2005)		
Value at beginning of period	$12.28	$10.74
Value at end of period	$14.58	$12.28
Number of accumulation units outstanding at end of period	0	15,396
OPPENHEIMER CAPITAL APPRECIATION FUND		
(Funds were first received in this option during January 2005)		
Value at beginning of period	$10.74	$10.06
Value at end of period	$11.46	$10.74
Number of accumulation units outstanding at end of period	0	3,880
OPPENHEIMER DEVELOPING MARKETS FUND		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$18.27	$15.56
Value at end of period	$22.69	$18.27
Number of accumulation units outstanding at end of period	9,695	275

CFI 42

Condensed Financial Information (continued)

	2006	2005
PAX WORLD BALANCED FUND		
(Funds were first received in this option during January 2005)		
Value at beginning of period	$11.61	$10.91
Value at end of period	$12.75	$11.61
Number of accumulation units outstanding at end of period	0	823
PIONEER HIGH YIELD FUND		
(Funds were first received in this option during January 2005)		
Value at beginning of period	$10.62	$10.34
Value at end of period	$11.65	$10.62
Number of accumulation units outstanding at end of period	1,331	2,621
PIONEER MID CAP VALUE VCT PORTFOLIO		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$12.55	$11.66
Value at end of period	$13.99	$12.55
Number of accumulation units outstanding at end of period	5,526	524
TEMPLETON FOREIGN FUND		
(Funds were first received in this option during January 2005)		
Value at beginning of period	$12.57	$11.16
Value at end of period	$14.95	$12.57
Number of accumulation units outstanding at end of period	966	9,208
TEMPLETON GROWTH FUND, INC.		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$12.15	$11.04
Value at end of period	$14.68	$12.15
Number of accumulation units outstanding at end of period	0	18,113
THE GROWTH FUND OF AMERICA®		
(Funds were first received in this option during January 2005)		
Value at beginning of period	$12.26	$10.56
Value at end of period	$13.48	$12.26
Number of accumulation units outstanding at end of period	14,880	78,439
THE INCOME FUND OF AMERICA®		
(Funds were first received in this option during May 2006)		
Value at beginning of period	$12.03	
Value at end of period	$13.49	
Number of accumulation units outstanding at end of period	763	
T. ROWE PRICE MID-CAP VALUE FUND		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$12.39	$11.84
Value at end of period	$14.74	$12.39
Number of accumulation units outstanding at end of period	0	6,374

Condensed Financial Information (continued)

	2006	2005
WASHINGTON MUTUAL INVESTORS FUND[SM]		
(Funds were first received in this option during January 2005)		
Value at beginning of period	$11.01	$10.52
Value at end of period	$12.87	$11.01
Number of accumulation units outstanding at end of period	10,988	31,321

TABLE X

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.65%
(Selected data for accumulation units outstanding throughout each period)

	2006	2005	2004
AIM GLOBAL HEALTH CARE FUND			
(Funds were first received in this option during July 2005)			
Value at beginning of period	$30.93	$29.06	
Value at end of period	$31.99	$30.93	
Number of accumulation units outstanding at end of period	390	303	
ALLIANZ NFJ SMALL-CAP VALUE FUND			
(Funds were first received in this option during July 2005)			
Value at beginning of period	$13.13	$13.13	
Value at end of period	$15.44	$13.13	
Number of accumulation units outstanding at end of period	2,214	33	
AMERICAN BALANCED FUND®			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$10.81	$10.58	$10.33
Value at end of period	$11.97	$10.81	$10.58
Number of accumulation units outstanding at end of period	52,109	6,021	1,203
ARIEL APPRECIATION FUND			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$10.71		
Value at end of period	$12.22		
Number of accumulation units outstanding at end of period	11,422		
ARIEL FUND			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$11.72	$11.35	
Value at end of period	$12.80	$11.72	
Number of accumulation units outstanding at end of period	7,074	6,056	
BARON ASSET FUND			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$13.55	$12.15	$11.38
Value at end of period	$15.40	$13.55	$12.15
Number of accumulation units outstanding at end of period	7,448	7,004	3,933

	2006	2005	2004
BARON GROWTH FUND			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$12.66	$12.08	$11.43
Value at end of period	$14.50	$12.66	$12.08
Number of accumulation units outstanding at end of period	8,148	7,342	8,181
EUROPACIFIC GROWTH FUND®			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$13.86	$11.55	$11.03
Value at end of period	$16.72	$13.86	$11.55
Number of accumulation units outstanding at end of period	35,702	16,315	9,973
EVERGREEN SPECIAL VALUES FUND			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$12.73	$11.63	$10.97
Value at end of period	$15.32	$12.73	$11.63
Number of accumulation units outstanding at end of period	0	2,659	3,008
FIDELITY® ADVISOR MID CAP FUND			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$11.66		
Value at end of period	$13.74		
Number of accumulation units outstanding at end of period	8,818		
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$13.18	$11.39	$11.03
Value at end of period	$14.58	$13.18	$11.39
Number of accumulation units outstanding at end of period	6,947	28,396	14,324
FIDELITY® VIP EQUITY-INCOME PORTFOLIO			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$11.42	$10.90	$10.60
Value at end of period	$13.58	$11.42	$10.90
Number of accumulation units outstanding at end of period	0	10,183	8,594
FRANKLIN SMALL-MID CAP GROWTH FUND			
(Funds were first received in this option during August 2005)			
Value at beginning of period	$11.97	$11.41	
Value at end of period	$12.76	$11.97	
Number of accumulation units outstanding at end of period	350	84	
ING BARON SMALL CAP GROWTH PORTFOLIO			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$13.00	$11.72	
Value at end of period	$14.89	$13.00	
Number of accumulation units outstanding at end of period	4,320	3,868	

Condensed Financial Information (continued)

	2006	2005	2004
ING FINANCIAL SERVICES FUND			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$11.63	$10.16	
Value at end of period	$13.54	$11.63	
Number of accumulation units outstanding at end of period	3,816	3,329	
ING GNMA INCOME FUND			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$10.29		
Value at end of period	$10.73		
Number of accumulation units outstanding at end of period	11,093		
ING INTERMEDIATE BOND FUND			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$10.48	$10.27	$10.24
Value at end of period	$10.81	$10.48	$10.27
Number of accumulation units outstanding at end of period	1,365	4,710	5,865
ING INTERNATIONAL SMALLCAP FUND			
(Funds were first received in this option during January 2006)			
Value at beginning of period	$15.14		
Value at end of period	$18.19		
Number of accumulation units outstanding at end of period	1,635		
ING JPMORGAN MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$12.62	$11.71	$11.23
Value at end of period	$14.62	$12.62	$11.71
Number of accumulation units outstanding at end of period	0	1,857	2,000
ING MFS TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$11.08	$10.67	
Value at end of period	$12.31	$11.08	
Number of accumulation units outstanding at end of period	32,544	25,825	
ING OPPENHEIMER GLOBAL PORTFOLIO (I CLASS)			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$11.71	$9.99	
Value at end of period	$13.69	$11.71	
Number of accumulation units outstanding at end of period	473	5,573	
ING PIMCO TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$10.43	$10.28	$10.24
Value at end of period	$10.78	$10.43	$10.28
Number of accumulation units outstanding at end of period	23,802	5,098	19

Condensed Financial Information (continued)

	2006	2005	2004
ING REAL ESTATE FUND			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$14.20	$12.22	
Value at end of period	$19.20	$14.20	
Number of accumulation units outstanding at end of period	6,706	5,100	
ING SOLUTION 2015 PORTFOLIO			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$10.69	$10.54	
Value at end of period	$11.74	$10.69	
Number of accumulation units outstanding at end of period	4,712	650	
ING SOLUTION 2025 PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$12.16		
Value at end of period	$12.19		
Number of accumulation units outstanding at end of period	9,014		
ING SOLUTION 2035 PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$12.50		
Value at end of period	$12.54		
Number of accumulation units outstanding at end of period	7,289		
ING SOLUTION 2045 PORTFOLIO			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$11.34		
Value at end of period	$12.89		
Number of accumulation units outstanding at end of period	1,840		
ING SOLUTION INCOME PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$11.00		
Value at end of period	$10.99		
Number of accumulation units outstanding at end of period	159		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$12.47		
Value at end of period	$12.48		
Number of accumulation units outstanding at end of period	474		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO			
(Funds were first received in this option during November 2005)			
Value at beginning of period	$11.18	$10.86	
Value at end of period	$12.11	$11.18	
Number of accumulation units outstanding at end of period	0	1,260	

CFI 47

Condensed Financial Information (continued)

	2006	2005	2004
ING VP BALANCED PORTFOLIO, INC.			
(Funds were first received in this option during January 2006)			
Value at beginning of period	$11.14		
Value at end of period	$12.01		
Number of accumulation units outstanding at end of period	3,296		
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$10.57	$8.46	
Value at end of period	$11.24	$10.57	
Number of accumulation units outstanding at end of period	953	332	
ING VP INDEX PLUS LARGECAP PORTFOLIO			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$11.22	$10.37	
Value at end of period	$12.73	$11.22	
Number of accumulation units outstanding at end of period	17,467	8,603	
ING VP INDEX PLUS MIDCAP PORTFOLIO			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$12.43	$11.30	$10.84
Value at end of period	$13.46	$12.43	$11.30
Number of accumulation units outstanding at end of period	3,033	17,098	10,298
ING VP INDEX PLUS SMALLCAP PORTFOLIO			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$12.53	$12.28	
Value at end of period	$14.12	$12.53	
Number of accumulation units outstanding at end of period	893	3,929	
ING VP INTERMEDIATE BOND PORTFOLIO			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$10.49	$10.48	
Value at end of period	$10.81	$10.49	
Number of accumulation units outstanding at end of period	0	6,523	
ING VP SMALL COMPANY PORTFOLIO			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$13.04		
Value at end of period	$14.07		
Number of accumulation units outstanding at end of period	2,301		
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$10.87	$10.41	
Value at end of period	$11.68	$10.87	
Number of accumulation units outstanding at end of period	3,880	2,970	

	2006	2005	2004
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$11.48	$10.55	
Value at end of period	$12.89	$11.48	
Number of accumulation units outstanding at end of period	1,962	1,482	
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$11.16	$10.49	
Value at end of period	$12.31	$11.16	
Number of accumulation units outstanding at end of period	12,744	9,853	
LORD ABBETT AFFILIATED FUND			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$11.35	$11.08	$10.69
Value at end of period	$13.23	$11.35	$11.08
Number of accumulation units outstanding at end of period	312	616	624
LORD ABBETT MID-CAP VALUE FUND			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$12.87	$11.46	
Value at end of period	$14.33	$12.87	
Number of accumulation units outstanding at end of period	6,456	5,349	
LORD ABBETT SMALL-CAP VALUE FUND			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$13.27	$11.08	
Value at end of period	$15.84	$13.27	
Number of accumulation units outstanding at end of period	10,634	3,452	
MASSACHUSETTS INVESTORS GROWTH STOCK FUND			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$10.87	$9.87	
Value at end of period	$11.58	$10.87	
Number of accumulation units outstanding at end of period	14,017	11,626	
MUTUAL DISCOVERY FUND			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$13.25	$11.61	
Value at end of period	$16.16	$13.25	
Number of accumulation units outstanding at end of period	14,315	11,173	
NEW PERSPECTIVE FUND®			
(Funds were first received in this option during March 2005)			
Value at beginning of period	$12.27	$10.88	
Value at end of period	$14.56	$12.27	
Number of accumulation units outstanding at end of period	16,517	23	

Condensed Financial Information (continued)

	2006	2005	2004
OPPENHEIMER CAPITAL APPRECIATION FUND			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$10.73	$10.34	$10.03
Value at end of period	$11.44	$10.73	$10.34
Number of accumulation units outstanding at end of period	609	386	282
OPPENHEIMER DEVELOPING MARKETS FUND			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$18.25	$13.03	$11.76
Value at end of period	$22.66	$18.25	$13.03
Number of accumulation units outstanding at end of period	3,134	5,694	2,837
OPPENHEIMER MAIN STREET FUND®			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$10.95		
Value at end of period	$12.70		
Number of accumulation units outstanding at end of period	2,395		
PAX WORLD BALANCED FUND			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$11.60	$11.10	$10.66
Value at end of period	$12.74	$11.60	$11.10
Number of accumulation units outstanding at end of period	0	1,363	481
PIONEER EQUITY INCOME VCT PORTFOLIO			
(Funds were first received in this option during January 2006)			
Value at beginning of period	$12.24		
Value at end of period	$14.43		
Number of accumulation units outstanding at end of period	1,753		
PIONEER FUND VCT PORTFOLIO			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$11.49	$11.32	
Value at end of period	$13.26	$11.49	
Number of accumulation units outstanding at end of period	2,572	1,058	
PIONEER HIGH YIELD FUND			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$10.61	$10.45	$10.31
Value at end of period	$11.63	$10.61	$10.45
Number of accumulation units outstanding at end of period	5,238	15,956	7,728
PIONEER MID CAP VALUE VCT PORTFOLIO			
(Funds were first received in this option during January 2006)			
Value at beginning of period	$12.90		
Value at end of period	$13.97		
Number of accumulation units outstanding at end of period	2,873		

Condensed Financial Information (continued)

	2006	2005	2004
TEMPLETON FOREIGN FUND			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$12.55	$11.44	$10.92
Value at end of period	$14.93	$12.55	$11.44
Number of accumulation units outstanding at end of period	0	5,932	5,713
TEMPLETON GROWTH FUND, INC.			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$14.58		
Value at end of period	$14.66		
Number of accumulation units outstanding at end of period	419		
THE GROWTH FUND OF AMERICA®			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$12.24	$10.82	$10.56
Value at end of period	$13.46	$12.24	$10.82
Number of accumulation units outstanding at end of period	89,548	38,221	9,748
THE INCOME FUND OF AMERICA®			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$11.31	$11.05	$10.72
Value at end of period	$13.47	$11.31	$11.05
Number of accumulation units outstanding at end of period	0	1,907	1,987
T. ROWE PRICE MID-CAP VALUE FUND			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$12.38	$11.62	$11.17
Value at end of period	$14.72	$12.38	$11.62
Number of accumulation units outstanding at end of period	16,918	6,271	7,492
VANGUARD® DIVERSIFIED VALUE PORTFOLIO			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$12.25	$12.47	
Value at end of period	$14.38	$12.25	
Number of accumulation units outstanding at end of period	0	5,110	
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$11.72	$11.29	
Value at end of period	$12.76	$11.72	
Number of accumulation units outstanding at end of period	0	15	
WASHINGTON MUTUAL INVESTORS FUND^SM			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$11.00	$10.73	$10.42
Value at end of period	$12.85	$11.00	$10.73
Number of accumulation units outstanding at end of period	72,170	24,537	2,260

CFI 51

Condensed Financial Information (continued)

TABLE XI

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.70%

(Selected data for accumulation units outstanding throughout each period)

	2006	**2005**	**2004**
AIM GLOBAL HEALTH CARE FUND			
(Funds were first received in this option during July 2005)			
Value at beginning of period	$30.92	$29.06	
Value at end of period	$31.96	$30.92	
Number of accumulation units outstanding at end of period	1,060	866	
AIM MID CAP CORE EQUITY FUND			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$12.36		
Value at end of period	$12.98		
Number of accumulation units outstanding at end of period	668		
ALLIANZ NFJ SMALL-CAP VALUE FUND			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$13.12	$12.00	$10.13
Value at end of period	$15.41	$13.12	$12.00
Number of accumulation units outstanding at end of period	0	2,632	4,378
AMERICAN BALANCED FUND®			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$10.80	$10.57	$9.93
Value at end of period	$11.95	$10.80	$10.57
Number of accumulation units outstanding at end of period	20,393	53,263	40,988
ARIEL APPRECIATION FUND			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$11.12	$10.92	$9.92
Value at end of period	$12.21	$11.12	$10.92
Number of accumulation units outstanding at end of period	18,088	10,216	7,989
ARIEL FUND			
(Funds were first received in this option during November 2005)			
Value at beginning of period	$11.71	$12.04	
Value at end of period	$12.78	$11.71	
Number of accumulation units outstanding at end of period	7,302	4,246	
BARON ASSET FUND			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$13.54	$12.15	$10.32
Value at end of period	$15.38	$13.54	$12.15
Number of accumulation units outstanding at end of period	2,291	0	186

CFI 52

	2006	2005	2004
BARON GROWTH FUND			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$12.65	$12.08	$10.30
Value at end of period	$14.48	$12.65	$12.08
Number of accumulation units outstanding at end of period	0	8,645	7,742
EUROPACIFIC GROWTH FUND®			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$13.84	$11.55	$10.02
Value at end of period	$16.69	$13.84	$11.55
Number of accumulation units outstanding at end of period	37,354	22,318	14,504
EVERGREEN SPECIAL VALUES FUND			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$12.72	$11.63	$11.41
Value at end of period	$15.30	$12.72	$11.63
Number of accumulation units outstanding at end of period	4,687	0	3,046
FIDELITY® ADVISOR MID CAP FUND			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$12.23	$11.39	$9.90
Value at end of period	$13.72	$12.23	$11.39
Number of accumulation units outstanding at end of period	9,332	7,457	9,887
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$13.17	$11.39	$9.97
Value at end of period	$14.56	$13.17	$11.39
Number of accumulation units outstanding at end of period	36,984	3,773	75
FRANKLIN SMALL-MID CAP GROWTH FUND			
(Funds were first received in this option during December 2004)			
Value at beginning of period	$11.96	$10.91	$10.75
Value at end of period	$12.74	$11.96	$10.91
Number of accumulation units outstanding at end of period	371	0	137
FRANKLIN SMALL CAP VALUE SECURITIES FUND			
(Funds were first received in this option during March 2006)			
Value at beginning of period	$14.10		
Value at end of period	$15.24		
Number of accumulation units outstanding at end of period	1,093		
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$13.52		
Value at end of period	$14.38		
Number of accumulation units outstanding at end of period	4,376		

	2006	2005	2004
ING BARON SMALL CAP GROWTH PORTFOLIO			
(Funds were first received in this option during December 2004)			
Value at beginning of period	$12.99	$12.18	$11.78
Value at end of period	$14.87	$12.99	$12.18
Number of accumulation units outstanding at end of period	15,352	2,239	1,248
ING DAVIS VENTURE VALUE PORTFOLIO			
(Funds were first received in this option during August 2006)			
Value at beginning of period	$11.12		
Value at end of period	$12.15		
Number of accumulation units outstanding at end of period	4,484		
ING EVERGREEN HEALTH SCIENCES PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$12.18		
Value at end of period	$12.70		
Number of accumulation units outstanding at end of period	182		
ING FINANCIAL SERVICES FUND			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$12.06		
Value at end of period	$13.52		
Number of accumulation units outstanding at end of period	1,584		
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO			
(Funds were first received in this option during November 2005)			
Value at beginning of period	$11.86	$11.64	
Value at end of period	$13.17	$11.86	
Number of accumulation units outstanding at end of period	5,471	975	
ING GNMA INCOME FUND			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$10.35	$10.17	$9.85
Value at end of period	$10.72	$10.35	$10.17
Number of accumulation units outstanding at end of period	1,148	7,970	16,825
ING INTERMEDIATE BOND FUND			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$10.47	$10.26	$10.23
Value at end of period	$10.80	$10.47	$10.26
Number of accumulation units outstanding at end of period	17,519	0	2,358
ING JPMORGAN MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during March 2006)			
Value at beginning of period	$13.05		
Value at end of period	$14.59		
Number of accumulation units outstanding at end of period	481		

CFI 54

Condensed Financial Information (continued)

	2006	2005	2004
ING LEGG MASON VALUE PORTFOLIO			
(Funds were first received in this option during March 2006)			
Value at beginning of period	$11.43		
Value at end of period	$12.17		
Number of accumulation units outstanding at end of period	112		
ING MARSICO GROWTH PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$11.27		
Value at end of period	$11.89		
Number of accumulation units outstanding at end of period	79		
ING OPPENHEIMER GLOBAL PORTFOLIO (I CLASS)			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$11.70	$9.99	
Value at end of period	$13.68	$11.70	
Number of accumulation units outstanding at end of period	37,600	23,035	
ING PIMCO TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$10.42	$10.28	$9.82
Value at end of period	$10.76	$10.42	$10.28
Number of accumulation units outstanding at end of period	38,339	14,979	11,973
ING PIONEER HIGH YIELD PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$10.25		
Value at end of period	$10.60		
Number of accumulation units outstanding at end of period	194		
ING REAL ESTATE FUND			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$14.19	$12.73	$10.76
Value at end of period	$19.17	$14.19	$12.73
Number of accumulation units outstanding at end of period	4,998	1,075	70
ING SOLUTION 2015 PORTFOLIO			
(Funds were first received in this option during November 2005)			
Value at beginning of period	$10.69	$10.64	
Value at end of period	$11.73	$10.69	
Number of accumulation units outstanding at end of period	63,224	1,333	
ING SOLUTION 2025 PORTFOLIO			
(Funds were first received in this option during November 2005)			
Value at beginning of period	$10.92	$10.90	
Value at end of period	$12.18	$10.92	
Number of accumulation units outstanding at end of period	117,763	1,875	

CFI 55

Condensed Financial Information (continued)

	2006	2005	2004
ING SOLUTION 2035 PORTFOLIO			
(Funds were first received in this option during November 2005)			
Value at beginning of period	$11.08	$11.03	
Value at end of period	$12.53	$11.08	
Number of accumulation units outstanding at end of period	92,492	18,724	
ING SOLUTION 2045 PORTFOLIO			
(Funds were first received in this option during November 2005)			
Value at beginning of period	$11.30	$11.28	
Value at end of period	$12.88	$11.30	
Number of accumulation units outstanding at end of period	79,685	16,084	
ING SOLUTION INCOME PORTFOLIO			
(Funds were first received in this option during November 2005)			
Value at beginning of period	$10.31	$10.23	
Value at end of period	$10.98	$10.31	
Number of accumulation units outstanding at end of period	28,808	14	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO			
(Funds were first received in this option during November 2005)			
Value at beginning of period	$10.97	$10.95	
Value at end of period	$12.47	$10.97	
Number of accumulation units outstanding at end of period	15,682	2,358	
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO			
(Funds were first received in this option during June 2005)			
Value at beginning of period	$11.17	$10.11	
Value at end of period	$12.09	$11.17	
Number of accumulation units outstanding at end of period	10,118	7,294	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during November 2005)			
Value at beginning of period	$11.55	$11.67	
Value at end of period	$13.65	$11.55	
Number of accumulation units outstanding at end of period	15,001	9,727	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO			
(Funds were first received in this option during December 2004)			
Value at beginning of period	$11.26	$10.70	$10.36
Value at end of period	$12.64	$11.26	$10.70
Number of accumulation units outstanding at end of period	17,967	12,293	1,200

Condensed Financial Information (continued)

	2006	2005	2004
ING VAN KAMPEN COMSTOCK PORTFOLIO			
(Funds were first received in this option during December 2004)			
Value at beginning of period	$11.58	$11.27	$10.97
Value at end of period	$13.32	$11.58	$11.27
Number of accumulation units outstanding at end of period	85,103	77,648	5,139
ING VAN KAMPEN REAL ESTATE PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$11.39		
Value at end of period	$12.34		
Number of accumulation units outstanding at end of period	263		
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO			
(Funds were first received in this option during June 2005)			
Value at beginning of period	$10.56	$9.09	
Value at end of period	$11.23	$10.56	
Number of accumulation units outstanding at end of period	2,566	2,123	
ING VP INDEX PLUS LARGECAP PORTFOLIO			
(Funds were first received in this option during June 2005)			
Value at beginning of period	$11.21	$10.72	
Value at end of period	$12.71	$11.21	
Number of accumulation units outstanding at end of period	12,615	5,769	
ING VP INDEX PLUS MIDCAP PORTFOLIO			
(Funds were first received in this option during November 2005)			
Value at beginning of period	$12.42	$12.45	
Value at end of period	$13.44	$12.42	
Number of accumulation units outstanding at end of period	4,335	2,219	
ING VP INDEX PLUS SMALLCAP PORTFOLIO			
(Funds were first received in this option during June 2005)			
Value at beginning of period	$12.52	$11.74	
Value at end of period	$14.10	$12.52	
Number of accumulation units outstanding at end of period	27,055	23,924	
ING VP INTERMEDIATE BOND PORTFOLIO			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$10.48	$10.27	$9.95
Value at end of period	$10.80	$10.48	$10.27
Number of accumulation units outstanding at end of period	92,040	91,638	8,233
ING VP INTERNATIONAL VALUE PORTFOLIO			
(Funds were first received in this option during July 2005)			
Value at beginning of period	$12.55	$11.20	
Value at end of period	$16.14	$12.55	
Number of accumulation units outstanding at end of period	5,066	2,014	

CFI 57

Condensed Financial Information (continued)

	2006	2005	2004
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO			
(Funds were first received in this option during December 2004)			
Value at beginning of period	$10.86	$10.54	$10.49
Value at end of period	$11.67	$10.86	$10.54
Number of accumulation units outstanding at end of period	130,558	132,088	2
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$11.47	$10.89	$9.88
Value at end of period	$12.88	$11.47	$10.89
Number of accumulation units outstanding at end of period	15,014	6,766	550
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$11.15	$10.74	$9.92
Value at end of period	$12.29	$11.15	$10.74
Number of accumulation units outstanding at end of period	57,010	73,151	1,234
LORD ABBETT AFFILIATED FUND			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$11.34	$11.07	$9.93
Value at end of period	$13.21	$11.34	$11.07
Number of accumulation units outstanding at end of period	1,914	0	2,642
LORD ABBETT MID-CAP VALUE FUND			
(Funds were first received in this option during June 2005)			
Value at beginning of period	$12.85	$11.96	
Value at end of period	$14.31	$12.85	
Number of accumulation units outstanding at end of period	3,868	1,952	
LORD ABBETT SMALL-CAP VALUE FUND			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$13.26	$11.81	$10.05
Value at end of period	$15.82	$13.26	$11.81
Number of accumulation units outstanding at end of period	10,316	4,597	3,190
MUTUAL DISCOVERY FUND			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$14.88		
Value at end of period	$16.14		
Number of accumulation units outstanding at end of period	175		

Condensed Financial Information (continued)

	2006	2005	2004
NEW PERSPECTIVE FUND®			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$12.26	$11.13	$9.90
Value at end of period	$14.54	$12.26	$11.13
Number of accumulation units outstanding at end of period	6	11,763	12,454
OPPENHEIMER CAPITAL APPRECIATION FUND			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$10.72	$10.33	$9.69
Value at end of period	$11.43	$10.72	$10.33
Number of accumulation units outstanding at end of period	2,902	0	128
OPPENHEIMER DEVELOPING MARKETS FUND			
(Funds were first received in this option during November 2005)			
Value at beginning of period	$18.23	$16.87	
Value at end of period	$22.62	$18.23	
Number of accumulation units outstanding at end of period	1,773	737	
OPPENHEIMER MAIN STREET FUND®			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$11.14	$10.63	$9.89
Value at end of period	$12.68	$11.14	$10.63
Number of accumulation units outstanding at end of period	6,180	1,834	1,182
PAX WORLD BALANCED FUND			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$11.59	$11.10	$11.00
Value at end of period	$12.72	$11.59	$11.10
Number of accumulation units outstanding at end of period	14,447	1,797	218
PIONEER FUND VCT PORTFOLIO			
(Funds were first received in this option during June 2005)			
Value at beginning of period	$11.47	$10.87	
Value at end of period	$13.24	$11.47	
Number of accumulation units outstanding at end of period	4,477	1,875	
PIONEER HIGH YIELD FUND			
(Funds were first received in this option during November 2005)			
Value at beginning of period	$10.60	$10.54	
Value at end of period	$11.61	$10.60	
Number of accumulation units outstanding at end of period	15,382	1,647	
PIONEER MID CAP VALUE VCT PORTFOLIO			
(Funds were first received in this option during November 2005)			
Value at beginning of period	$12.52	$12.40	
Value at end of period	$13.95	$12.52	
Number of accumulation units outstanding at end of period	6,600	4,244	

Condensed Financial Information (continued)

	2006	2005	2004
TEMPLETON GROWTH FUND, INC.			
(Funds were first received in this option during November 2005)			
Value at beginning of period	$12.13	$11.86	
Value at end of period	$14.64	$12.13	
Number of accumulation units outstanding at end of period	1,385	858	
THE GROWTH FUND OF AMERICA®			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$12.23	$10.82	$10.00
Value at end of period	$13.44	$12.23	$10.82
Number of accumulation units outstanding at end of period	42,716	45,921	37,891
THE INCOME FUND OF AMERICA®			
(Funds were first received in this option during March 2006)			
Value at beginning of period	$11.69		
Value at end of period	$13.45		
Number of accumulation units outstanding at end of period	9,493		
T. ROWE PRICE MID-CAP VALUE FUND			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$12.37	$11.62	$10.18
Value at end of period	$14.70	$12.37	$11.62
Number of accumulation units outstanding at end of period	1,707	13,005	15,695
UBS U.S. SMALL CAP GROWTH FUND			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$12.41		
Value at end of period	$12.09		
Number of accumulation units outstanding at end of period	7,682		
WASHINGTON MUTUAL INVESTORS FUND^{SM}			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$10.99	$10.73	$9.95
Value at end of period	$12.84	$10.99	$10.73
Number of accumulation units outstanding at end of period	17,709	34,428	30,562

CFI 60

Condensed Financial Information (continued)

TABLE XII

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.75%
(Selected data for accumulation units outstanding throughout each period)

	2006	2005	2004
AMERICAN BALANCED FUND®			
(Funds were first received in this option during July 2005)			
Value at beginning of period	$10.79	$10.73	
Value at end of period	$11.93	$10.79	
Number of accumulation units outstanding at end of period	177	89	
BARON ASSET FUND			
(Funds were first received in this option during December 2004)			
Value at beginning of period	$13.53	$12.14	$10.24
Value at end of period	$15.36	$13.53	$12.14
Number of accumulation units outstanding at end of period	5	8	1,480
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during January 2005)			
Value at beginning of period	$13.16	$11.06	
Value at end of period	$14.53	$13.16	
Number of accumulation units outstanding at end of period	8,780	2,698	
FRANKLIN SMALL CAP VALUE SECURITIES FUND			
(Funds were first received in this option during January 2005)			
Value at beginning of period	$13.14	$11.85	
Value at end of period	$15.22	$13.14	
Number of accumulation units outstanding at end of period	2,204	834	
ING OPPENHEIMER GLOBAL PORTFOLIO (I CLASS)			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$11.70	$9.74	
Value at end of period	$13.67	$11.70	
Number of accumulation units outstanding at end of period	4,464	1,232	
ING PIMCO TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$10.41	$10.28	$10.19
Value at end of period	$10.75	$10.41	$10.28
Number of accumulation units outstanding at end of period	1,187	1,138	1,268
ING SOLUTION 2015 PORTFOLIO			
(Funds were first received in this option during July 2005)			
Value at beginning of period	$10.69	$10.42	
Value at end of period	$11.72	$10.69	
Number of accumulation units outstanding at end of period	3,437	2,133	

	2006	**2005**	**2004**
ING SOLUTION 2045 PORTFOLIO			
(Funds were first received in this option during July 2005)			
Value at beginning of period	$11.29	$10.87	
Value at end of period	$12.87	$11.29	
Number of accumulation units outstanding at end of period	6	10	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO			
(Funds were first received in this option during January 2005)			
Value at beginning of period	$11.25	$10.47	
Value at end of period	$12.62	$11.25	
Number of accumulation units outstanding at end of period	1,778	1,035	
ING VAN KAMPEN COMSTOCK PORTFOLIO			
(Funds were first received in this option during January 2005)			
Value at beginning of period	$11.57	$11.05	
Value at end of period	$13.30	$11.57	
Number of accumulation units outstanding at end of period	3,630	1,277	
ING VP INDEX PLUS LARGECAP PORTFOLIO			
(Funds were first received in this option during August 2004)			
Value at beginning of period	$11.20	$10.75	$9.80
Value at end of period	$12.69	$11.20	$10.75
Number of accumulation units outstanding at end of period	1,414	444	2,261
ING VP INDEX PLUS MIDCAP PORTFOLIO			
(Funds were first received in this option during August 2004)			
Value at beginning of period	$12.41	$11.29	$9.99
Value at end of period	$13.42	$12.41	$11.29
Number of accumulation units outstanding at end of period	459	292	654
ING VP INDEX PLUS SMALLCAP PORTFOLIO			
(Funds were first received in this option during August 2004)			
Value at beginning of period	$12.51	$11.76	$10.27
Value at end of period	$14.08	$12.51	$11.76
Number of accumulation units outstanding at end of period	186	0	2,376
ING VP INTERMEDIATE BOND PORTFOLIO			
(Funds were first received in this option during January 2005)			
Value at beginning of period	$10.47	$10.24	
Value at end of period	$10.78	$10.47	
Number of accumulation units outstanding at end of period	2,271	808	
ING VP INTERNATIONAL VALUE PORTFOLIO			
(Funds were first received in this option during January 2005)			
Value at beginning of period	$12.54	$11.34	
Value at end of period	$16.11	$12.54	
Number of accumulation units outstanding at end of period	581	232	

CFI 62

Condensed Financial Information (continued)

	2006	2005	2004
ING VP SMALL COMPANY PORTFOLIO			
(Funds were first received in this option during July 2005)			
Value at beginning of period	$12.10	$11.71	
Value at end of period	$14.03	$12.10	
Number of accumulation units outstanding at end of period	5	9	
LORD ABBETT MID-CAP VALUE FUND			
(Funds were first received in this option during January 2005)			
Value at beginning of period	$12.84	$11.61	
Value at end of period	$14.29	$12.84	
Number of accumulation units outstanding at end of period	3,787	1,266	
PAX WORLD BALANCED FUND			
(Funds were first received in this option during January 2005)			
Value at beginning of period	$11.58	$10.86	
Value at end of period	$12.70	$11.58	
Number of accumulation units outstanding at end of period	8,660	948	
PIONEER HIGH YIELD FUND			
(Funds were first received in this option during August 2004)			
Value at beginning of period	$10.59	$10.44	$10.07
Value at end of period	$11.60	$10.59	$10.44
Number of accumulation units outstanding at end of period	6	10	4,420

TABLE XIII
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.80%
(Selected data for accumulation units outstanding throughout each period)

	2006	2005	2004
AMERICAN BALANCED FUND®			
(Funds were first received in this option during August 2004)			
Value at beginning of period	$10.78	$10.57	$9.90
Value at end of period	$11.92	$10.78	$10.57
Number of accumulation units outstanding at end of period	10,487	9,696	8,141
ARIEL APPRECIATION FUND			
(Funds were first received in this option during November 2005)			
Value at beginning of period	$11.10	$11.01	
Value at end of period	$12.17	$11.10	
Number of accumulation units outstanding at end of period	3,545	3	

CFI 63

Condensed Financial Information (continued)

	2006	2005	2004
ARIEL FUND			
(Funds were first received in this option during July 2005)			
Value at beginning of period	$11.68	$11.92	
Value at end of period	$12.75	$11.68	
Number of accumulation units outstanding at end of period	1,053	2,337	
BARON ASSET FUND			
(Funds were first received in this option during December 2004)			
Value at beginning of period	$13.51	$12.14	$11.64
Value at end of period	$15.34	$13.51	$12.14
Number of accumulation units outstanding at end of period	2,979	6,188	3,615
EUROPACIFIC GROWTH FUND®			
(Funds were first received in this option during July 2005)			
Value at beginning of period	$13.82	$11.80	
Value at end of period	$16.64	$13.82	
Number of accumulation units outstanding at end of period	11,418	3,309	
EVERGREEN SPECIAL VALUES FUND			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$12.69	$12.78	
Value at end of period	$15.25	$12.69	
Number of accumulation units outstanding at end of period	4,641	4,375	
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during August 2004)			
Value at beginning of period	$13.15	$11.38	$9.96
Value at end of period	$14.51	$13.15	$11.38
Number of accumulation units outstanding at end of period	12,660	9,993	7,423
FIDELITY® VIP EQUITY-INCOME PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$13.39		
Value at end of period	$13.52		
Number of accumulation units outstanding at end of period	1,792		
FIDELITY® VIP GROWTH PORTFOLIO			
(Funds were first received in this option during August 2004)			
Value at beginning of period	$10.28	$9.84	$8.93
Value at end of period	$10.86	$10.28	$9.84
Number of accumulation units outstanding at end of period	1,481	0	2,107
FRANKLIN SMALL-MID CAP GROWTH FUND			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$11.93	$12.00	
Value at end of period	$12.70	$11.93	
Number of accumulation units outstanding at end of period	309	230	

Condensed Financial Information (continued)

	2006	2005	2004
FRANKLIN SMALL CAP VALUE SECURITIES FUND			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$13.12	$13.07	
Value at end of period	$15.20	$13.12	
Number of accumulation units outstanding at end of period	2,966	80	
ING BARON SMALL CAP GROWTH PORTFOLIO			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$12.97	$12.92	
Value at end of period	$14.82	$12.97	
Number of accumulation units outstanding at end of period	5,706	1,546	
ING DAVIS VENTURE VALUE PORTFOLIO			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$10.73	$10.78	
Value at end of period	$12.12	$10.73	
Number of accumulation units outstanding at end of period	3,392	25	
ING EVERGREEN HEALTH SCIENCES PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$12.73		
Value at end of period	$12.68		
Number of accumulation units outstanding at end of period	906		
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$11.85	$11.77	
Value at end of period	$13.14	$11.85	
Number of accumulation units outstanding at end of period	1,977	81	
ING GNMA INCOME FUND			
(Funds were first received in this option during August 2004)			
Value at beginning of period	$10.33	$10.16	$10.09
Value at end of period	$10.69	$10.33	$10.16
Number of accumulation units outstanding at end of period	13,914	12,107	403
ING INTERMEDIATE BOND FUND			
(Funds were first received in this option during December 2004)			
Value at beginning of period	$10.45	$10.26	$10.21
Value at end of period	$10.76	$10.45	$10.26
Number of accumulation units outstanding at end of period	10,091	9,405	4,349
ING INTERNATIONAL SMALLCAP FUND			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$17.74		
Value at end of period	$18.11		
Number of accumulation units outstanding at end of period	791		

CFI 65

Condensed Financial Information (continued)

	2006	2005	2004
ING JPMORGAN MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$12.59	$12.59	
Value at end of period	$14.55	$12.59	
Number of accumulation units outstanding at end of period	3,049	84	
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$11.37	$11.39	
Value at end of period	$12.41	$11.37	
Number of accumulation units outstanding at end of period	4,680	2,765	
ING MFS TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$11.05	$11.07	
Value at end of period	$12.26	$11.05	
Number of accumulation units outstanding at end of period	196	121	
ING OPPENHEIMER GLOBAL PORTFOLIO (I CLASS)			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$11.69	$10.07	
Value at end of period	$13.65	$11.69	
Number of accumulation units outstanding at end of period	8,014	1,168	
ING PIMCO TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$10.40	$10.37	
Value at end of period	$10.73	$10.40	
Number of accumulation units outstanding at end of period	1,567	8	
ING PIONEER MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$10.65		
Value at end of period	$10.61		
Number of accumulation units outstanding at end of period	562		
ING REAL ESTATE FUND			
(Funds were first received in this option during August 2004)			
Value at beginning of period	$14.16	$12.72	$10.53
Value at end of period	$19.11	$14.16	$12.72
Number of accumulation units outstanding at end of period	1,864	5,232	2,494
ING SOLUTION 2015 PORTFOLIO			
(Funds were first received in this option during July 2005)			
Value at beginning of period	$10.68	$10.41	
Value at end of period	$11.71	$10.68	
Number of accumulation units outstanding at end of period	12,542	237	

CFI 66

Condensed Financial Information (continued)

	2006	2005	2004
ING SOLUTION 2025 PORTFOLIO			
(Funds were first received in this option during July 2005)			
Value at beginning of period	$10.91	$10.55	
Value at end of period	$12.16	$10.91	
Number of accumulation units outstanding at end of period	14,835	2,833	
ING SOLUTION 2035 PORTFOLIO			
(Funds were first received in this option during July 2005)			
Value at beginning of period	$11.07	$10.63	
Value at end of period	$12.51	$11.07	
Number of accumulation units outstanding at end of period	19,962	10,893	
ING SOLUTION 2045 PORTFOLIO			
(Funds were first received in this option during July 2005)			
Value at beginning of period	$11.29	$10.77	
Value at end of period	$12.86	$11.29	
Number of accumulation units outstanding at end of period	10,046	1,436	
ING SOLUTION INCOME PORTFOLIO			
(Funds were first received in this option during March 2006)			
Value at beginning of period	$10.36		
Value at end of period	$10.96		
Number of accumulation units outstanding at end of period	62		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$12.40		
Value at end of period	$12.45		
Number of accumulation units outstanding at end of period	37		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$11.24	$11.29	
Value at end of period	$12.60	$11.24	
Number of accumulation units outstanding at end of period	4,154	1,352	
ING VAN KAMPEN COMSTOCK PORTFOLIO			
(Funds were first received in this option during November 2005)			
Value at beginning of period	$11.56	$11.28	
Value at end of period	$13.28	$11.56	
Number of accumulation units outstanding at end of period	11,129	6,682	
ING VP INDEX PLUS LARGECAP PORTFOLIO			
(Funds were first received in this option during August 2004)			
Value at beginning of period	$11.19	$10.75	$9.67
Value at end of period	$12.67	$11.19	$10.75
Number of accumulation units outstanding at end of period	4,710	6,751	6,689

CFI 67

Condensed Financial Information (continued)

	2006	2005	2004
ING VP INDEX PLUS MIDCAP PORTFOLIO			
(Funds were first received in this option during August 2004)			
Value at beginning of period	$12.39	$11.29	$9.73
Value at end of period	$13.40	$12.39	$11.29
Number of accumulation units outstanding at end of period	2,581	1	388
ING VP INDEX PLUS SMALLCAP PORTFOLIO			
(Funds were first received in this option during August 2004)			
Value at beginning of period	$12.50	$11.75	$9.88
Value at end of period	$14.06	$12.50	$11.75
Number of accumulation units outstanding at end of period	5,891	2	1,027
ING VP INTERMEDIATE BOND PORTFOLIO			
(Funds were first received in this option during August 2004)			
Value at beginning of period	$10.45	$10.26	$10.09
Value at end of period	$10.77	$10.45	$10.26
Number of accumulation units outstanding at end of period	4,851	0	1,500
ING VP INTERNATIONAL VALUE PORTFOLIO			
(Funds were first received in this option during December 2004)			
Value at beginning of period	$12.53	$11.54	$11.27
Value at end of period	$16.09	$12.53	$11.54
Number of accumulation units outstanding at end of period	0	2,228	1,298
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO			
(Funds were first received in this option during August 2004)			
Value at beginning of period	$10.84	$10.53	$9.91
Value at end of period	$11.63	$10.84	$10.53
Number of accumulation units outstanding at end of period	43	451	605
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO			
(Funds were first received in this option during August 2004)			
Value at beginning of period	$11.45	$10.88	$9.73
Value at end of period	$12.84	$11.45	$10.88
Number of accumulation units outstanding at end of period	242	7,031	8,778
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO			
(Funds were first received in this option during August 2004)			
Value at beginning of period	$11.13	$10.73	$9.82
Value at end of period	$12.25	$11.13	$10.73
Number of accumulation units outstanding at end of period	603	2,920	1,748

Condensed Financial Information (continued)

	2006	2005	2004
LORD ABBETT MID-CAP VALUE FUND			
(Funds were first received in this option during December 2004)			
Value at beginning of period	$12.83	$11.98	$11.65
Value at end of period	$14.27	$12.83	$11.98
Number of accumulation units outstanding at end of period	358	13,019	6,143
LORD ABBETT SMALL-CAP VALUE FUND			
(Funds were first received in this option during December 2004)			
Value at beginning of period	$13.23	$11.80	$11.54
Value at end of period	$15.78	$13.23	$11.80
Number of accumulation units outstanding at end of period	113	10,892	8,245
MASSACHUSETTS INVESTORS GROWTH STOCK FUND			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$10.84	$10.89	
Value at end of period	$11.53	$10.84	
Number of accumulation units outstanding at end of period	504	236	
MUTUAL DISCOVERY FUND			
(Funds were first received in this option during July 2005)			
Value at beginning of period	$13.21	$12.14	
Value at end of period	$16.09	$13.21	
Number of accumulation units outstanding at end of period	175	44	
NEW PERSPECTIVE FUND®			
(Funds were first received in this option during December 2004)			
Value at beginning of period	$12.23	$11.12	$10.93
Value at end of period	$14.50	$12.23	$11.12
Number of accumulation units outstanding at end of period	7,472	6,622	4,726
OPPENHEIMER DEVELOPING MARKETS FUND			
(Funds were first received in this option during December 2004)			
Value at beginning of period	$18.20	$13.02	$12.42
Value at end of period	$22.56	$18.20	$13.02
Number of accumulation units outstanding at end of period	1,949	7,797	4,445
OPPENHEIMER MAIN STREET FUND®			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$11.11	$11.17	
Value at end of period	$12.65	$11.11	
Number of accumulation units outstanding at end of period	406	99	
PAX WORLD BALANCED FUND			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$11.57	$11.61	
Value at end of period	$12.68	$11.57	
Number of accumulation units outstanding at end of period	249	267	

Condensed Financial Information (continued)

	2006	2005	2004
PIONEER FUND VCT PORTFOLIO			
(Funds were first received in this option during March 2006)			
Value at beginning of period	$11.80		
Value at end of period	$13.20		
Number of accumulation units outstanding at end of period	938		
PIONEER HIGH YIELD FUND			
(Funds were first received in this option during August 2004)			
Value at beginning of period	$10.58	$10.44	$9.86
Value at end of period	$11.58	$10.58	$10.44
Number of accumulation units outstanding at end of period	167	3,755	4,664
TEMPLETON GROWTH FUND, INC.			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$12.10	$12.12	
Value at end of period	$14.60	$12.10	
Number of accumulation units outstanding at end of period	2,868	105	
THE GROWTH FUND OF AMERICA®			
(Funds were first received in this option during December 2004)			
Value at beginning of period	$12.21	$10.81	$10.61
Value at end of period	$13.40	$12.21	$10.81
Number of accumulation units outstanding at end of period	15,144	23,142	13,509
THE INCOME FUND OF AMERICA®			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$11.28	$11.32	
Value at end of period	$13.41	$11.28	
Number of accumulation units outstanding at end of period	7,481	29	
UBS U.S. SMALL CAP GROWTH FUND			
(Funds were first received in this option during July 2005)			
Value at beginning of period	$11.24	$11.18	
Value at end of period	$12.06	$11.24	
Number of accumulation units outstanding at end of period	363	275	
WASHINGTON MUTUAL INVESTORS FUND^{SM}			
(Funds were first received in this option during August 2004)			
Value at beginning of period	$10.97	$10.72	$9.90
Value at end of period	$12.80	$10.97	$10.72
Number of accumulation units outstanding at end of period	8,440	13,066	9,936

CFI 70

Condensed Financial Information (continued)

TABLE XIV

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.85%

(Selected data for accumulation units outstanding throughout each period)

	2006
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND	
(Funds were first received in this option during August 2006)	
Value at beginning of period	$11.30
Value at end of period	$12.76
Number of accumulation units outstanding at end of period	2,628
ALLIANZ NFJ SMALL-CAP VALUE FUND	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$13.98
Value at end of period	$15.35
Number of accumulation units outstanding at end of period	16,924
AMERICAN BALANCED FUND®	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$10.97
Value at end of period	$11.90
Number of accumulation units outstanding at end of period	3,400
ARIEL APPRECIATION FUND	
(Funds were first received in this option during August 2006)	
Value at beginning of period	$10.52
Value at end of period	$12.15
Number of accumulation units outstanding at end of period	888
ARIEL FUND	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$12.44
Value at end of period	$12.73
Number of accumulation units outstanding at end of period	4,030
BARON ASSET FUND	
(Funds were first received in this option during June 2006)	
Value at beginning of period	$13.81
Value at end of period	$15.31
Number of accumulation units outstanding at end of period	3,639
BARON GROWTH FUND	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$13.81
Value at end of period	$14.42
Number of accumulation units outstanding at end of period	7,906
EUROPACIFIC GROWTH FUND®	
(Funds were first received in this option during June 2006)	
Value at beginning of period	$13.97
Value at end of period	$16.62
Number of accumulation units outstanding at end of period	512

Condensed Financial Information (continued)

	2006
EVERGREEN SPECIAL VALUES FUND	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$14.74
Value at end of period	$15.23
Number of accumulation units outstanding at end of period	2,643
FIDELITY® VIP CONTRAFUND® PORTFOLIO	
(Funds were first received in this option during June 2006)	
Value at beginning of period	$13.13
Value at end of period	$14.49
Number of accumulation units outstanding at end of period	10,058
FIDELITY® VIP EQUITY-INCOME PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$11.81
Value at end of period	$13.51
Number of accumulation units outstanding at end of period	189
FRANKLIN SMALL–MID CAP GROWTH FUND	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$12.66
Value at end of period	$12.68
Number of accumulation units outstanding at end of period	2,510
FRANKLIN SMALL CAP VALUE SECURITIES FUND	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$14.27
Value at end of period	$15.18
Number of accumulation units outstanding at end of period	2,650
ING BARON SMALL CAP GROWTH PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$13.88
Value at end of period	$14.80
Number of accumulation units outstanding at end of period	12,274
ING DAVIS VENTURE VALUE PORTFOLIO	
(Funds were first received in this option during June 2006)	
Value at beginning of period	$10.68
Value at end of period	$12.10
Number of accumulation units outstanding at end of period	327
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO	
(Funds were first received in this option during June 2006)	
Value at beginning of period	$12.01
Value at end of period	$13.13
Number of accumulation units outstanding at end of period	1,647

Condensed Financial Information (continued)

	2006
ING GNMA INCOME FUND	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$10.31
Value at end of period	$10.67
Number of accumulation units outstanding at end of period	4,398
ING INTERMEDIATE BOND FUND	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$10.45
Value at end of period	$10.75
Number of accumulation units outstanding at end of period	17,702
ING INTERNATIONAL SMALLCAP FUND	
(Funds were first received in this option during August 2006)	
Value at beginning of period	$15.23
Value at end of period	$18.08
Number of accumulation units outstanding at end of period	1,035
ING LEGG MASON VALUE PORTFOLIO	
(Funds were first received in this option during November 2006)	
Value at beginning of period	$12.00
Value at end of period	$12.14
Number of accumulation units outstanding at end of period	2
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO	
(Funds were first received in this option during August 2006)	
Value at beginning of period	$13.09
Value at end of period	$15.30
Number of accumulation units outstanding at end of period	119
ING OPPENHEIMER GLOBAL PORTFOLIO (I CLASS)	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$12.29
Value at end of period	$13.64
Number of accumulation units outstanding at end of period	14,061
ING PIMCO TOTAL RETURN PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$10.39
Value at end of period	$10.71
Number of accumulation units outstanding at end of period	22,054
ING REAL ESTATE FUND	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$15.53
Value at end of period	$19.09
Number of accumulation units outstanding at end of period	21,470

	2006
ING SOLUTION 2015 PORTFOLIO	
(Funds were first received in this option during June 2006)	
Value at beginning of period	$10.61
Value at end of period	$11.70
Number of accumulation units outstanding at end of period	2,518
ING SOLUTION 2025 PORTFOLIO	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$11.79
Value at end of period	$12.15
Number of accumulation units outstanding at end of period	3,876
ING SOLUTION 2035 PORTFOLIO	
(Funds were first received in this option during June 2006)	
Value at beginning of period	$11.03
Value at end of period	$12.50
Number of accumulation units outstanding at end of period	5,175
ING SOLUTION 2045 PORTFOLIO	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$12.40
Value at end of period	$12.85
Number of accumulation units outstanding at end of period	1,398
ING SOLUTION INCOME PORTFOLIO	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$10.95
Value at end of period	$10.95
Number of accumulation units outstanding at end of period	708
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO	
(Funds were first received in this option during August 2006)	
Value at beginning of period	$11.31
Value at end of period	$12.44
Number of accumulation units outstanding at end of period	2,421
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO	
(Funds were first received in this option during June 2006)	
Value at beginning of period	$11.73
Value at end of period	$13.59
Number of accumulation units outstanding at end of period	294
ING VAN KAMPEN COMSTOCK PORTFOLIO	
(Funds were first received in this option during November 2006)	
Value at beginning of period	$12.96
Value at end of period	$13.27
Number of accumulation units outstanding at end of period	2

	<u>2006</u>
ING VAN KAMPEN REAL ESTATE PORTFOLIO	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$11.79
Value at end of period	$12.33
Number of accumulation units outstanding at end of period	1,171
ING VP INDEX PLUS LARGECAP PORTFOLIO	
(Funds were first received in this option during August 2006)	
Value at beginning of period	$11.44
Value at end of period	$12.65
Number of accumulation units outstanding at end of period	5,307
ING VP INDEX PLUS MIDCAP PORTFOLIO	
(Funds were first received in this option during August 2006)	
Value at beginning of period	$12.36
Value at end of period	$13.38
Number of accumulation units outstanding at end of period	3,079
ING VP INDEX PLUS SMALLCAP PORTFOLIO	
(Funds were first received in this option during June 2006)	
Value at beginning of period	$12.79
Value at end of period	$14.04
Number of accumulation units outstanding at end of period	3,011
ING VP INTERMEDIATE BOND PORTFOLIO	
(Funds were first received in this option during June 2006)	
Value at beginning of period	$10.30
Value at end of period	$10.75
Number of accumulation units outstanding at end of period	7
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$11.01
Value at end of period	$11.61
Number of accumulation units outstanding at end of period	5,186
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$12.50
Value at end of period	$12.82
Number of accumulation units outstanding at end of period	201
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$11.41
Value at end of period	$12.23
Number of accumulation units outstanding at end of period	26,739

Condensed Financial Information (continued)

	2006
ING VP VALUE OPPORTUNITY PORTFOLIO	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$11.80
Value at end of period	$13.07
Number of accumulation units outstanding at end of period	189
LORD ABBETT AFFILIATED FUND	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$11.90
Value at end of period	$13.16
Number of accumulation units outstanding at end of period	53,708
MUTUAL DISCOVERY FUND	
(Funds were first received in this option during August 2006)	
Value at beginning of period	$14.28
Value at end of period	$16.07
Number of accumulation units outstanding at end of period	9,820
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$10.32
Value at end of period	$10.72
Number of accumulation units outstanding at end of period	594
NEW PERSPECTIVE FUND®	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$12.67
Value at end of period	$14.47
Number of accumulation units outstanding at end of period	13,528
OPPENHEIMER CAPITAL APPRECIATION FUND	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$11.07
Value at end of period	$11.38
Number of accumulation units outstanding at end of period	18,737
OPPENHEIMER DEVELOPING MARKETS FUND	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$20.34
Value at end of period	$22.52
Number of accumulation units outstanding at end of period	4,032
PAX WORLD BALANCED FUND	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$11.93
Value at end of period	$12.66
Number of accumulation units outstanding at end of period	1,189

Condensed Financial Information (continued)

	2006
PIONEER FUND VCT PORTFOLIO	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$12.89
Value at end of period	$13.19
Number of accumulation units outstanding at end of period	1,720
PIONEER HIGH YIELD FUND	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$10.87
Value at end of period	$11.56
Number of accumulation units outstanding at end of period	13,994
PIONEER MID CAP VALUE VCT PORTFOLIO	
(Funds were first received in this option during June 2006)	
Value at beginning of period	$12.19
Value at end of period	$13.89
Number of accumulation units outstanding at end of period	301
TEMPLETON FOREIGN FUND	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$12.99
Value at end of period	$14.84
Number of accumulation units outstanding at end of period	12,237
TEMPLETON GROWTH FUND, INC.	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$13.98
Value at end of period	$14.58
Number of accumulation units outstanding at end of period	4,530
THE GROWTH FUND OF AMERICA®	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$12.54
Value at end of period	$13.38
Number of accumulation units outstanding at end of period	53,060
T. ROWE PRICE MID-CAP VALUE FUND	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$14.00
Value at end of period	$14.64
Number of accumulation units outstanding at end of period	10,314
WASHINGTON MUTUAL INVESTORS FUND[SM]	
(Funds were first received in this option during February 2006)	
Value at beginning of period	$11.37
Value at end of period	$12.78
Number of accumulation units outstanding at end of period	8,016

Condensed Financial Information (continued)

TABLE XV

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.90%

(Selected data for accumulation units outstanding throughout each period)

	2006	2005	2004
AIM MID CAP CORE EQUITY FUND			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$11.56		
Value at end of period	$12.91		
Number of accumulation units outstanding at end of period	142		
ALLIANZ NFJ SMALL-CAP VALUE FUND			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$13.24		
Value at end of period	$15.32		
Number of accumulation units outstanding at end of period	970		
AMERICAN BALANCED FUND®			
(Funds were first received in this option during February 2005)			
Value at beginning of period	$10.76	$10.54	
Value at end of period	$11.88	$10.76	
Number of accumulation units outstanding at end of period	19,860	13,725	
ARIEL APPRECIATION FUND			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$11.08	$10.90	$9.67
Value at end of period	$12.14	$11.08	$10.90
Number of accumulation units outstanding at end of period	11,953	9,152	141
ARIEL FUND			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$11.66	$11.70	$9.90
Value at end of period	$12.71	$11.66	$11.70
Number of accumulation units outstanding at end of period	3,322	2,635	2,340
BARON GROWTH FUND			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$12.60	$12.06	$9.95
Value at end of period	$14.40	$12.60	$12.06
Number of accumulation units outstanding at end of period	3,992	2,180	3,444
EUROPACIFIC GROWTH FUND®			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$13.79	$11.53	$9.54
Value at end of period	$16.60	$13.79	$11.53
Number of accumulation units outstanding at end of period	4,275	3,550	2,625

Condensed Financial Information (continued)

	2006	2005	2004
FIDELITY® ADVISOR MID CAP FUND			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$12.18	$11.37	$9.52
Value at end of period	$13.64	$12.18	$11.37
Number of accumulation units outstanding at end of period	3,126	3,440	3,042
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$13.12	$11.37	$9.96
Value at end of period	$14.47	$13.12	$11.37
Number of accumulation units outstanding at end of period	13,254	7,727	3,585
FRANKLIN SMALL-MID CAP GROWTH FUND			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$11.20		
Value at end of period	$12.67		
Number of accumulation units outstanding at end of period	17,783		
ING GNMA INCOME FUND			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$10.31	$10.15	$9.82
Value at end of period	$10.66	$10.31	$10.15
Number of accumulation units outstanding at end of period	2,118	1,823	1,552
ING INTERMEDIATE BOND FUND			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$10.43	$10.25	$9.75
Value at end of period	$10.73	$10.43	$10.25
Number of accumulation units outstanding at end of period	18,116	14,799	1,306
ING LEGG MASON VALUE PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$12.18		
Value at end of period	$12.13		
Number of accumulation units outstanding at end of period	13		
ING MFS TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$12.28		
Value at end of period	$12.22		
Number of accumulation units outstanding at end of period	2		
ING OPPENHEIMER GLOBAL PORTFOLIO (I CLASS)			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$11.68	$9.88	
Value at end of period	$13.63	$11.68	
Number of accumulation units outstanding at end of period	14,323	9,486	

Condensed Financial Information (continued)

	2006	2005	2004
ING REAL ESTATE FUND			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$14.13	$12.71	$9.07
Value at end of period	$19.06	$14.13	$12.71
Number of accumulation units outstanding at end of period	1,133	1,034	1,175
ING SOLUTION 2015 PORTFOLIO			
(Funds were first received in this option during September 2006)			
Value at beginning of period	$11.19		
Value at end of period	$11.70		
Number of accumulation units outstanding at end of period	429		
ING SOLUTION 2025 PORTFOLIO			
(Funds were first received in this option during September 2006)			
Value at beginning of period	$11.49		
Value at end of period	$12.14		
Number of accumulation units outstanding at end of period	21,894		
ING SOLUTION 2045 PORTFOLIO			
(Funds were first received in this option during September 2006)			
Value at beginning of period	$12.00		
Value at end of period	$12.84		
Number of accumulation units outstanding at end of period	101		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO			
(Funds were first received in this option during September 2006)			
Value at beginning of period	$11.75		
Value at end of period	$12.43		
Number of accumulation units outstanding at end of period	28		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$11.66		
Value at end of period	$13.57		
Number of accumulation units outstanding at end of period	40		
ING VAN KAMPEN COMSTOCK PORTFOLIO			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$11.54	$11.25	$9.74
Value at end of period	$13.25	$11.54	$11.25
Number of accumulation units outstanding at end of period	1,994	1,512	1,437
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO			
(Funds were first received in this option during September 2006)			
Value at beginning of period	$10.80		
Value at end of period	$11.16		
Number of accumulation units outstanding at end of period	42		

CFI 80

	2006	2005	2004
ING VP INDEX PLUS SMALLCAP PORTFOLIO			
(Funds were first received in this option during February 2005)			
Value at beginning of period	$12.47	$11.77	
Value at end of period	$14.02	$12.47	
Number of accumulation units outstanding at end of period	5,381	5,986	
ING VP INTERMEDIATE BOND PORTFOLIO			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$10.36		
Value at end of period	$10.73		
Number of accumulation units outstanding at end of period	1,077		
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$10.81	$10.53	$9.68
Value at end of period	$11.60	$10.81	$10.53
Number of accumulation units outstanding at end of period	3,155	2,562	683
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$11.43	$10.87	$9.58
Value at end of period	$12.80	$11.43	$10.87
Number of accumulation units outstanding at end of period	3,942	3,326	401
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$10.94		
Value at end of period	$12.22		
Number of accumulation units outstanding at end of period	302		
LORD ABBETT SMALL-CAP VALUE FUND			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$14.11		
Value at end of period	$15.73		
Number of accumulation units outstanding at end of period	2,204		
MUTUAL DISCOVERY FUND			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$13.40		
Value at end of period	$16.05		
Number of accumulation units outstanding at end of period	5,333		

CFI 81

Condensed Financial Information (continued)

	2006	2005	2004
OPPENHEIMER DEVELOPING MARKETS FUND			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$18.17	$13.00	$9.10
Value at end of period	$22.49	$18.17	$13.00
Number of accumulation units outstanding at end of period	27,740	7,306	4,179
OPPENHEIMER MAIN STREET FUND®			
(Funds were first received in this option during September 2006)			
Value at beginning of period	$11.86		
Value at end of period	$12.61		
Number of accumulation units outstanding at end of period	546		
PAX WORLD BALANCED FUND			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$12.67		
Value at end of period	$12.64		
Number of accumulation units outstanding at end of period	5		
PIONEER HIGH YIELD FUND			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$10.56	$10.43	$9.57
Value at end of period	$11.55	$10.56	$10.43
Number of accumulation units outstanding at end of period	4,063	2,469	2,447
TEMPLETON GROWTH FUND, INC.			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$12.08	$11.29	$9.63
Value at end of period	$14.56	$12.08	$11.29
Number of accumulation units outstanding at end of period	2,026	2,135	1,377
THE GROWTH FUND OF AMERICA®			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$12.19	$10.80	$9.74
Value at end of period	$13.36	$12.19	$10.80
Number of accumulation units outstanding at end of period	15,726	11,028	4,724
THE INCOME FUND OF AMERICA®			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$11.25	$11.02	$9.65
Value at end of period	$13.37	$11.25	$11.02
Number of accumulation units outstanding at end of period	2,588	1,015	1,294
T. ROWE PRICE MID-CAP VALUE FUND			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$12.32	$11.60	$9.81
Value at end of period	$14.62	$12.32	$11.60
Number of accumulation units outstanding at end of period	7,212	5,555	7,662
WASHINGTON MUTUAL INVESTORS FUND℠			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$10.95	$10.71	$9.75
Value at end of period	$12.76	$10.95	$10.71
Number of accumulation units outstanding at end of period	9,015	7,004	2,066

CFI 82

Condensed Financial Information (continued)

TABLE XVI

FOR CONTRACTS WITH DAILY ASSET CHARGE OF 0.95%
(Selected data for accumulation units outstanding throughout each period)

	2006	2005
AMERICAN BALANCED FUND®		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$10.75	$10.31
Value at end of period	$11.86	$10.75
Number of accumulation units outstanding at end of period	115,360	106,951
ARIEL FUND		
(Funds were first received in this option during June 2005)		
Value at beginning of period	$11.65	$11.76
Value at end of period	$12.69	$11.65
Number of accumulation units outstanding at end of period	2,753	3,037
BARON GROWTH FUND		
(Funds were first received in this option during June 2005)		
Value at beginning of period	$12.59	$12.40
Value at end of period	$14.38	$12.59
Number of accumulation units outstanding at end of period	45,555	3,496
FIDELITY® VIP CONTRAFUND® PORTFOLIO		
(Funds were first received in this option during June 2005)		
Value at beginning of period	$13.11	$11.81
Value at end of period	$14.45	$13.11
Number of accumulation units outstanding at end of period	7,565	6,925
FRANKLIN SMALL CAP VALUE SECURITIES FUND		
(Funds were first received in this option during June 2006)		
Value at beginning of period	$13.52	
Value at end of period	$15.13	
Number of accumulation units outstanding at end of period	19,237	
ING BARON SMALL CAP GROWTH PORTFOLIO		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$12.93	$11.59
Value at end of period	$14.76	$12.93
Number of accumulation units outstanding at end of period	26,315	18,186
ING INTERMEDIATE BOND FUND		
(Funds were first received in this option during June 2005)		
Value at beginning of period	$10.42	$10.39
Value at end of period	$10.72	$10.42
Number of accumulation units outstanding at end of period	3,459	3,036

Condensed Financial Information (continued)

	2006	2005
ING INTERNATIONAL SMALLCAP FUND		
(Funds were first received in this option during June 2006)		
Value at beginning of period	$14.29	
Value at end of period	$18.03	
Number of accumulation units outstanding at end of period	25,946	
ING JPMORGAN MID CAP VALUE PORTFOLIO		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$12.55	$11.54
Value at end of period	$14.49	$12.55
Number of accumulation units outstanding at end of period	53,136	24,118
ING MFS TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during June 2006)		
Value at beginning of period	$10.92	
Value at end of period	$12.20	
Number of accumulation units outstanding at end of period	21,492	
ING OPPENHEIMER GLOBAL PORTFOLIO (I CLASS)		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$11.68	$9.82
Value at end of period	$13.61	$11.68
Number of accumulation units outstanding at end of period	44,869	23,911
ING PIMCO TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$10.37	$10.31
Value at end of period	$10.68	$10.37
Number of accumulation units outstanding at end of period	64,234	17,503
ING REAL ESTATE FUND		
(Funds were first received in this option during June 2006)		
Value at beginning of period	$15.40	
Value at end of period	$19.03	
Number of accumulation units outstanding at end of period	12,463	
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO		
(Funds were first received in this option during June 2006)		
Value at beginning of period	$10.64	
Value at end of period	$12.00	
Number of accumulation units outstanding at end of period	12,276	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$11.50	$10.86
Value at end of period	$13.55	$11.50
Number of accumulation units outstanding at end of period	35,830	26,832

CFI 84

Condensed Financial Information (continued)

	2006	2005
ING VP INDEX PLUS LARGECAP PORTFOLIO		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$11.16	$10.32
Value at end of period	$12.62	$11.16
Number of accumulation units outstanding at end of period	27,897	12,861
ING VP INTERMEDIATE BOND PORTFOLIO		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$10.43	$10.33
Value at end of period	$10.72	$10.43
Number of accumulation units outstanding at end of period	8,944	9,684
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$10.80	$10.37
Value at end of period	$11.58	$10.80
Number of accumulation units outstanding at end of period	16,615	1,773
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$11.42	$10.51
Value at end of period	$12.78	$11.42
Number of accumulation units outstanding at end of period	32,721	3,700
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$11.09	$10.45
Value at end of period	$12.20	$11.09
Number of accumulation units outstanding at end of period	26,621	5,377
LEGG MASON VALUE TRUST, INC.		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$11.53	$10.11
Value at end of period	$12.08	$11.53
Number of accumulation units outstanding at end of period	125,369	115,247
LORD ABBETT AFFILIATED FUND		
(Funds were first received in this option during June 2005)		
Value at beginning of period	$11.28	$10.85
Value at end of period	$13.12	$11.28
Number of accumulation units outstanding at end of period	4,663	4,092

	2006	2005
LORD ABBETT MID-CAP VALUE FUND		
(Funds were first received in this option during June 2005)		
Value at beginning of period	$12.79	$12.19
Value at end of period	$14.21	$12.79
Number of accumulation units outstanding at end of period	1,881	1,671
MASSACHUSETTS INVESTORS GROWTH STOCK FUND		
(Funds were first received in this option during June 2006)		
Value at beginning of period	$10.25	
Value at end of period	$11.48	
Number of accumulation units outstanding at end of period	17,851	
MUTUAL DISCOVERY FUND		
(Funds were first received in this option during June 2005)		
Value at beginning of period	$13.17	$12.06
Value at end of period	$16.02	$13.17
Number of accumulation units outstanding at end of period	2,897	2,485
PIONEER HIGH YIELD FUND		
(Funds were first received in this option during June 2005)		
Value at beginning of period	$10.55	$10.22
Value at end of period	$11.53	$10.55
Number of accumulation units outstanding at end of period	718	618
TEMPLETON FOREIGN FUND		
(Funds were first received in this option during June 2005)		
Value at beginning of period	$12.48	$11.27
Value at end of period	$14.80	$12.48
Number of accumulation units outstanding at end of period	1,579	1,389
TEMPLETON GROWTH FUND, INC.		
(Funds were first received in this option during June 2006)		
Value at beginning of period	$12.14	
Value at end of period	$14.53	
Number of accumulation units outstanding at end of period	28,089	
THE GROWTH FUND OF AMERICA®		
(Funds were first received in this option during June 2005)		
Value at beginning of period	$12.17	$11.01
Value at end of period	$13.34	$12.17
Number of accumulation units outstanding at end of period	45,614	4,047
THE INCOME FUND OF AMERICA®		
(Funds were first received in this option during June 2005)		
Value at beginning of period	$11.24	$11.07
Value at end of period	$13.35	$11.24
Number of accumulation units outstanding at end of period	6,486	5,288
WASHINGTON MUTUAL INVESTORS FUND℠		
(Funds were first received in this option during June 2006)		
Value at beginning of period	$11.09	
Value at end of period	$12.74	
Number of accumulation units outstanding at end of period	28,387	

Condensed Financial Information (continued)

TABLE XVII

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.00%

(Selected data for accumulation units outstanding throughout each period)

	2006	2005	2004
AIM GLOBAL HEALTH CARE FUND			
(Funds were first received in this option during November 2006)			
Value at beginning of period	$31.97		
Value at end of period	$31.82		
Number of accumulation units outstanding at end of period	804		
AIM MID CAP CORE EQUITY FUND			
(Funds were first received in this option during June 2005)			
Value at beginning of period	$11.72	$11.28	
Value at end of period	$12.87	$11.72	
Number of accumulation units outstanding at end of period	0	38	
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$10.99	$10.74	
Value at end of period	$12.70	$10.99	
Number of accumulation units outstanding at end of period	0	3,278	
ALLIANZ NFJ SMALL-CAP VALUE FUND			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$13.04	$11.56	
Value at end of period	$15.28	$13.04	
Number of accumulation units outstanding at end of period	6,684	7,055	
AMERICAN BALANCED FUND®			
(Funds were first received in this option during February 2005)			
Value at beginning of period	$10.74	$10.52	
Value at end of period	$11.85	$10.74	
Number of accumulation units outstanding at end of period	29,682	14,073	
ARIEL FUND			
(Funds were first received in this option during February 2005)			
Value at beginning of period	$11.64	$11.54	
Value at end of period	$12.67	$11.64	
Number of accumulation units outstanding at end of period	6,068	8,534	
BARON ASSET FUND			
(Funds were first received in this option during February 2005)			
Value at beginning of period	$13.46	$12.21	
Value at end of period	$15.25	$13.46	
Number of accumulation units outstanding at end of period	22,520	10,054	

Condensed Financial Information (continued)

	2006	2005	2004
BARON GROWTH FUND			
(Funds were first received in this option during February 2005)			
Value at beginning of period	$12.58	$12.38	
Value at end of period	$14.36	$12.58	
Number of accumulation units outstanding at end of period	10,579	16,111	
EUROPACIFIC GROWTH FUND®			
(Funds were first received in this option during February 2005)			
Value at beginning of period	$13.76	$11.48	
Value at end of period	$16.55	$13.76	
Number of accumulation units outstanding at end of period	10,394	7,329	
EVERGREEN SPECIAL VALUES FUND			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$12.65	$12.49	
Value at end of period	$15.16	$12.65	
Number of accumulation units outstanding at end of period	5,444	5,209	
FIDELITY® ADVISOR MID CAP FUND			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$12.16	$11.36	$9.75
Value at end of period	$13.60	$12.16	$11.36
Number of accumulation units outstanding at end of period	2,836	0	855
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$13.10	$11.36	$10.31
Value at end of period	$14.43	$13.10	$11.36
Number of accumulation units outstanding at end of period	39,270	23,773	1,845
FIDELITY® VIP EQUITY-INCOME PORTFOLIO			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$11.34	$10.56	
Value at end of period	$13.45	$11.34	
Number of accumulation units outstanding at end of period	8,413	6,530	
FIDELITY® VIP GROWTH PORTFOLIO			
(Funds were first received in this option during January 2006)			
Value at beginning of period	$10.48		
Value at end of period	$10.79		
Number of accumulation units outstanding at end of period	3,987		
FRANKLIN SMALL-MID CAP GROWTH FUND			
(Funds were first received in this option during June 2005)			
Value at beginning of period	$11.89	$10.89	
Value at end of period	$12.63	$11.89	
Number of accumulation units outstanding at end of period	0	17,247	

Condensed Financial Information (continued)

	2006	2005	2004
FRANKLIN SMALL CAP VALUE SECURITIES FUND			
(Funds were first received in this option during February 2005)			
Value at beginning of period	$13.07	$12.24	
Value at end of period	$15.11	$13.07	
Number of accumulation units outstanding at end of period	0	50	
ING BARON SMALL CAP GROWTH PORTFOLIO			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$12.92	$11.99	
Value at end of period	$14.74	$12.92	
Number of accumulation units outstanding at end of period	2,492	1,475	
ING GNMA INCOME FUND			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$10.29	$10.24	
Value at end of period	$10.63	$10.29	
Number of accumulation units outstanding at end of period	782	3,736	
ING INTERMEDIATE BOND FUND			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$10.41	$10.39	
Value at end of period	$10.70	$10.41	
Number of accumulation units outstanding at end of period	8,902	5,862	
ING JPMORGAN MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during February 2005)			
Value at beginning of period	$12.54	$11.82	
Value at end of period	$14.47	$12.54	
Number of accumulation units outstanding at end of period	5,232	3,893	
ING MARSICO GROWTH PORTFOLIO			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$11.40	$10.66	
Value at end of period	$11.83	$11.40	
Number of accumulation units outstanding at end of period	665	377	
ING OPPENHEIMER GLOBAL PORTFOLIO (I CLASS)			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$11.67	$9.88	
Value at end of period	$13.60	$11.67	
Number of accumulation units outstanding at end of period	3,932	3,199	
ING PIMCO TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during February 2005)			
Value at beginning of period	$10.36	$10.30	
Value at end of period	$10.67	$10.36	
Number of accumulation units outstanding at end of period	9,806	15,132	

	2006	2005	2004
ING REAL ESTATE FUND			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$14.11	$13.48	
Value at end of period	$19.00	$14.11	
Number of accumulation units outstanding at end of period	15,851	8,697	
ING SOLUTION 2015 PORTFOLIO			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$10.67	$10.27	
Value at end of period	$11.68	$10.67	
Number of accumulation units outstanding at end of period	32,413	23,424	
ING SOLUTION 2025 PORTFOLIO			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$10.90	$10.35	
Value at end of period	$12.12	$10.90	
Number of accumulation units outstanding at end of period	26,835	17,917	
ING SOLUTION 2035 PORTFOLIO			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$11.06	$10.40	
Value at end of period	$12.47	$11.06	
Number of accumulation units outstanding at end of period	10,791	7,265	
ING SOLUTION 2045 PORTFOLIO			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$11.27	$10.53	
Value at end of period	$12.82	$11.27	
Number of accumulation units outstanding at end of period	1,370	857	
ING SOLUTION INCOME PORTFOLIO			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$10.29	$10.10	
Value at end of period	$10.92	$10.29	
Number of accumulation units outstanding at end of period	4,890	3,896	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$10.94	$10.29	
Value at end of period	$12.41	$10.94	
Number of accumulation units outstanding at end of period	29,717	19,242	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during February 2005)			
Value at beginning of period	$11.48	$11.16	
Value at end of period	$13.53	$11.48	
Number of accumulation units outstanding at end of period	0	820	

CFI 90

Condensed Financial Information (continued)

	2006	2005	2004
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO			
(Funds were first received in this option during February 2005)			
Value at beginning of period	$11.19	$10.50	
Value at end of period	$12.53	$11.19	
Number of accumulation units outstanding at end of period	0	1,318	
ING VAN KAMPEN COMSTOCK PORTFOLIO			
(Funds were first received in this option during February 2005)			
Value at beginning of period	$11.51	$11.11	
Value at end of period	$13.21	$11.51	
Number of accumulation units outstanding at end of period	2,484	3,311	
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$10.50	$9.46	
Value at end of period	$11.13	$10.50	
Number of accumulation units outstanding at end of period	1,614	754	
ING VP INDEX PLUS LARGECAP PORTFOLIO			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$11.15	$10.73	$9.84
Value at end of period	$12.60	$11.15	$10.73
Number of accumulation units outstanding at end of period	9,139	2,594	2,189
ING VP INDEX PLUS MIDCAP PORTFOLIO			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$12.35	$11.27	$10.01
Value at end of period	$13.33	$12.35	$11.27
Number of accumulation units outstanding at end of period	1,285	970	1,025
ING VP INDEX PLUS SMALLCAP PORTFOLIO			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$12.45	$12.37	
Value at end of period	$13.98	$12.45	
Number of accumulation units outstanding at end of period	3,792	3,096	
ING VP INTERMEDIATE BOND PORTFOLIO			
(Funds were first received in this option during March 2005)			
Value at beginning of period	$10.42	$10.25	
Value at end of period	$10.70	$10.42	
Number of accumulation units outstanding at end of period	1,338	331	
ING VP INTERNATIONAL VALUE PORTFOLIO			
(Funds were first received in this option during February 2005)			
Value at beginning of period	$12.48	$11.30	
Value at end of period	$16.00	$12.48	
Number of accumulation units outstanding at end of period	3,349	794	

	2006	**2005**	**2004**
ING VP SMALL COMPANY PORTFOLIO			
(Funds were first received in this option during August 2005)			
Value at beginning of period	$12.05	$11.44	
Value at end of period	$13.93	$12.05	
Number of accumulation units outstanding at end of period	0	34	
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$10.79	$10.40	
Value at end of period	$11.56	$10.79	
Number of accumulation units outstanding at end of period	22,353	10,758	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$11.41	$10.55	
Value at end of period	$12.76	$11.41	
Number of accumulation units outstanding at end of period	35,524	21,242	
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$11.08	$10.49	
Value at end of period	$12.18	$11.08	
Number of accumulation units outstanding at end of period	18,042	30,618	
LORD ABBETT AFFILIATED FUND			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$11.27	$11.04	
Value at end of period	$13.10	$11.27	
Number of accumulation units outstanding at end of period	2,666	9,414	
LORD ABBETT MID-CAP VALUE FUND			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$13.22		
Value at end of period	$14.19		
Number of accumulation units outstanding at end of period	8,943		
LORD ABBETT SMALL-CAP VALUE FUND			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$13.18	$11.78	$10.33
Value at end of period	$15.68	$13.18	$11.78
Number of accumulation units outstanding at end of period	16,208	5,908	150

	2006	2005	2004
MUTUAL DISCOVERY FUND			
(Funds were first received in this option during February 2005)			
Value at beginning of period	$13.16	$11.46	
Value at end of period	$16.00	$13.16	
Number of accumulation units outstanding at end of period	7,778	11,620	
NEW PERSPECTIVE FUND®			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$12.19	$11.13	
Value at end of period	$14.41	$12.19	
Number of accumulation units outstanding at end of period	10,424	2,053	
OPPENHEIMER CAPITAL APPRECIATION FUND			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$10.66	$10.28	
Value at end of period	$11.33	$10.66	
Number of accumulation units outstanding at end of period	0	12,987	
OPPENHEIMER DEVELOPING MARKETS FUND			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$18.13	$13.23	
Value at end of period	$22.43	$18.13	
Number of accumulation units outstanding at end of period	17,828	29,430	
PAX WORLD BALANCED FUND			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$11.52	$11.03	
Value at end of period	$12.61	$11.52	
Number of accumulation units outstanding at end of period	7,743	6,495	
PIONEER EQUITY INCOME VCT PORTFOLIO			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$11.82	$11.05	
Value at end of period	$14.28	$11.82	
Number of accumulation units outstanding at end of period	5,484	4,479	
PIONEER HIGH YIELD FUND			
(Funds were first received in this option during February 2005)			
Value at beginning of period	$10.54	$10.37	
Value at end of period	$11.51	$10.54	
Number of accumulation units outstanding at end of period	15,438	14,200	
PIONEER MID CAP VALUE VCT PORTFOLIO			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$12.45	$11.32	
Value at end of period	$13.83	$12.45	
Number of accumulation units outstanding at end of period	0	134	

Condensed Financial Information (continued)

	2006	2005	2004
TEMPLETON FOREIGN FUND			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$12.47	$12.23	
Value at end of period	$14.78	$12.47	
Number of accumulation units outstanding at end of period	0	2,395	
TEMPLETON GROWTH FUND, INC.			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$12.06	$10.98	
Value at end of period	$14.51	$12.06	
Number of accumulation units outstanding at end of period	2,595	5,547	
THE GROWTH FUND OF AMERICA®			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$12.16	$10.79	$9.84
Value at end of period	$13.32	$12.16	$10.79
Number of accumulation units outstanding at end of period	39,887	18,984	1,764
THE INCOME FUND OF AMERICA®			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$11.23	$11.01	$10.24
Value at end of period	$13.33	$11.23	$11.01
Number of accumulation units outstanding at end of period	0	5,704	1,180
T. ROWE PRICE MID-CAP VALUE FUND			
(Funds were first received in this option during February 2005)			
Value at beginning of period	$12.30	$11.31	
Value at end of period	$14.57	$12.30	
Number of accumulation units outstanding at end of period	0	11,378	
UBS U.S. SMALL CAP GROWTH FUND			
(Funds were first received in this option during February 2005)			
Value at beginning of period	$11.20	$10.42	
Value at end of period	$11.99	$11.20	
Number of accumulation units outstanding at end of period	0	6	
WASHINGTON MUTUAL INVESTORS FUND℠			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$10.93	$10.70	$10.12
Value at end of period	$12.72	$10.93	$10.70
Number of accumulation units outstanding at end of period	15,844	0	797

Condensed Financial Information (continued)

TABLE XVIII

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.05%
(Selected data for accumulation units outstanding throughout each period)

	2006	2005	2004
AIM GLOBAL HEALTH CARE FUND			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$31.16		
Value at end of period	$31.80		
Number of accumulation units outstanding at end of period	80		
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND			
(Funds were first received in this option during February 2005)			
Value at beginning of period	$10.98	$10.73	
Value at end of period	$12.68	$10.98	
Number of accumulation units outstanding at end of period	498	512	
AMERICAN BALANCED FUND®			
(Funds were first received in this option during October 2004)			
Value at beginning of period	$10.73	$10.54	$9.96
Value at end of period	$11.83	$10.73	$10.54
Number of accumulation units outstanding at end of period	55	387	40,105
ARIEL APPRECIATION FUND			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$11.04	$10.88	$9.99
Value at end of period	$12.08	$11.04	$10.88
Number of accumulation units outstanding at end of period	0	2,368	1,563
ARIEL FUND			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$11.63	$11.68	$10.50
Value at end of period	$12.65	$11.63	$11.68
Number of accumulation units outstanding at end of period	3,772	3,957	9,711
BARON ASSET FUND			
(Funds were first received in this option during October 2004)			
Value at beginning of period	$13.45	$12.11	$10.41
Value at end of period	$15.23	$13.45	$12.11
Number of accumulation units outstanding at end of period	84	0	387
BARON GROWTH FUND			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$12.57	$12.04	$10.22
Value at end of period	$14.34	$12.57	$12.04
Number of accumulation units outstanding at end of period	0	1,335	707

CFI 95

Condensed Financial Information (continued)

	2006	2005	2004
EUROPACIFIC GROWTH FUND®			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$14.77		
Value at end of period	$16.52		
Number of accumulation units outstanding at end of period	4,075		
FIDELITY® ADVISOR MID CAP FUND			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$12.15	$11.35	$9.95
Value at end of period	$13.58	$12.15	$11.35
Number of accumulation units outstanding at end of period	3,189	2,223	1,877
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$13.08	$11.35	$10.22
Value at end of period	$14.41	$13.08	$11.35
Number of accumulation units outstanding at end of period	23,560	15,281	26,766
FIDELITY® VIP EQUITY-INCOME PORTFOLIO			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$11.80		
Value at end of period	$13.43		
Number of accumulation units outstanding at end of period	413		
FRANKLIN SMALL-MID CAP GROWTH FUND			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$12.57		
Value at end of period	$12.61		
Number of accumulation units outstanding at end of period	1,847		
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$13.24		
Value at end of period	$14.23		
Number of accumulation units outstanding at end of period	200		
ING BARON SMALL CAP GROWTH PORTFOLIO			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$14.21		
Value at end of period	$14.72		
Number of accumulation units outstanding at end of period	149		
ING DAVIS VENTURE VALUE PORTFOLIO			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$10.89		
Value at end of period	$12.03		
Number of accumulation units outstanding at end of period	823		

Condensed Financial Information (continued)

	2006	2005	2004
ING FINANCIAL SERVICES FUND			
(Funds were first received in this option during May 2006)			
Value at beginning of period	$12.07		
Value at end of period	$13.39		
Number of accumulation units outstanding at end of period	35		
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO			
(Funds were first received in this option during November 2006)			
Value at beginning of period	$12.63		
Value at end of period	$13.09		
Number of accumulation units outstanding at end of period	2,398		
ING GNMA INCOME FUND			
(Funds were first received in this option during October 2004)			
Value at beginning of period	$10.28	$10.13	$10.15
Value at end of period	$10.61	$10.28	$10.13
Number of accumulation units outstanding at end of period	824	0	8,130
ING INTERMEDIATE BOND FUND			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$10.40	$10.23	$10.15
Value at end of period	$10.69	$10.40	$10.23
Number of accumulation units outstanding at end of period	967	883	427
ING INTERNATIONAL SMALLCAP FUND			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$16.40		
Value at end of period	$17.98		
Number of accumulation units outstanding at end of period	60		
ING OPPENHEIMER GLOBAL PORTFOLIO (I CLASS)			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$11.67	$9.74	
Value at end of period	$13.59	$11.67	
Number of accumulation units outstanding at end of period	0	3,014	
ING OPPENHEIMER MAIN STREET PORTFOLIO®			
(Funds were first received in this option during November 2006)			
Value at beginning of period	$10.38		
Value at end of period	$10.76		
Number of accumulation units outstanding at end of period	545		
ING PIMCO TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$10.35	$10.25	$9.97
Value at end of period	$10.65	$10.35	$10.25
Number of accumulation units outstanding at end of period	603	627	9,381

CFI 97

Condensed Financial Information (continued)

	2006	2005	2004
ING PIONEER HIGH YIELD PORTFOLIO			
(Funds were first received in this option during November 2006)			
Value at beginning of period	$10.36		
Value at end of period	$10.57		
Number of accumulation units outstanding at end of period	219		
ING REAL ESTATE FUND			
(Funds were first received in this option during October 2004)			
Value at beginning of period	$14.09	$12.69	$11.22
Value at end of period	$18.98	$14.09	$12.69
Number of accumulation units outstanding at end of period	1,412	0	12,136
ING SOLUTION 2015 PORTFOLIO			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$10.66	$10.67	
Value at end of period	$11.67	$10.66	
Number of accumulation units outstanding at end of period	26,167	0	
ING SOLUTION 2025 PORTFOLIO			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$10.89	$10.93	
Value at end of period	$12.11	$10.89	
Number of accumulation units outstanding at end of period	35,484	0	
ING SOLUTION 2035 PORTFOLIO			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$11.05	$11.09	
Value at end of period	$12.46	$11.05	
Number of accumulation units outstanding at end of period	46,655	0	
ING SOLUTION 2045 PORTFOLIO			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$11.27	$11.32	
Value at end of period	$12.81	$11.27	
Number of accumulation units outstanding at end of period	1,890	0	
ING SOLUTION INCOME PORTFOLIO			
(Funds were first received in this option during March 2006)			
Value at beginning of period	$10.41		
Value at end of period	$10.91		
Number of accumulation units outstanding at end of period	1		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$11.29		
Value at end of period	$12.40		
Number of accumulation units outstanding at end of period	415		

Condensed Financial Information (continued)

	2006	2005	2004
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during February 2005)			
Value at beginning of period	$11.47	$11.06	
Value at end of period	$13.51	$11.47	
Number of accumulation units outstanding at end of period	0	43	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO			
(Funds were first received in this option during February 2005)			
Value at beginning of period	$11.18	$10.43	
Value at end of period	$12.51	$11.18	
Number of accumulation units outstanding at end of period	0	896	
ING VAN KAMPEN COMSTOCK PORTFOLIO			
(Funds were first received in this option during November 2006)			
Value at beginning of period	$12.71		
Value at end of period	$13.19		
Number of accumulation units outstanding at end of period	535		
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$11.18		
Value at end of period	$11.11		
Number of accumulation units outstanding at end of period	84		
ING VP INDEX PLUS MIDCAP PORTFOLIO			
(Funds were first received in this option during February 2005)			
Value at beginning of period	$12.34	$11.12	
Value at end of period	$13.31	$12.34	
Number of accumulation units outstanding at end of period	20	182	
ING VP INDEX PLUS SMALLCAP PORTFOLIO			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$13.73		
Value at end of period	$13.95		
Number of accumulation units outstanding at end of period	45		
ING VP INTERMEDIATE BOND PORTFOLIO			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$10.31		
Value at end of period	$10.69		
Number of accumulation units outstanding at end of period	2,955		
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$10.78	$10.51	$9.89
Value at end of period	$11.55	$10.78	$10.51
Number of accumulation units outstanding at end of period	1,241	1,656	872

CFI 99

Condensed Financial Information (continued)

	2006	2005	2004
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$11.40	$10.86	$9.85
Value at end of period	$12.75	$11.40	$10.86
Number of accumulation units outstanding at end of period	2,307	1,361	540
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$11.07	$10.70	$9.87
Value at end of period	$12.16	$11.07	$10.70
Number of accumulation units outstanding at end of period	3,947	6,816	4,659
LORD ABBETT AFFILIATED FUND			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$11.26	$11.04	$10.06
Value at end of period	$13.08	$11.26	$11.04
Number of accumulation units outstanding at end of period	3,912	4,937	3,498
LORD ABBETT MID-CAP VALUE FUND			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$12.77	$11.95	$10.59
Value at end of period	$14.17	$12.77	$11.95
Number of accumulation units outstanding at end of period	7,063	2,747	1,787
LORD ABBETT SMALL-CAP VALUE FUND			
(Funds were first received in this option during October 2004)			
Value at beginning of period	$13.17	$11.78	$10.37
Value at end of period	$15.66	$13.17	$11.78
Number of accumulation units outstanding at end of period	3,178	0	5,664
MASSACHUSETTS INVESTORS GROWTH STOCK FUND			
(Funds were first received in this option during February 2005)			
Value at beginning of period	$10.79	$10.28	
Value at end of period	$11.44	$10.79	
Number of accumulation units outstanding at end of period	0	9	
MUTUAL DISCOVERY FUND			
(Funds were first received in this option during October 2004)			
Value at beginning of period	$13.15	$11.54	$10.33
Value at end of period	$15.98	$13.15	$11.54
Number of accumulation units outstanding at end of period	0	886	4,652
OPPENHEIMER CAPITAL APPRECIATION FUND			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$10.65	$10.30	$9.66
Value at end of period	$11.31	$10.65	$10.30
Number of accumulation units outstanding at end of period	0	3,424	1,965

Condensed Financial Information (continued)

	2006	2005	2004
OPPENHEIMER DEVELOPING MARKETS FUND			
(Funds were first received in this option during February 2005)			
Value at beginning of period	$18.11	$13.20	
Value at end of period	$22.39	$18.11	
Number of accumulation units outstanding at end of period	9,254	6	
PAX WORLD BALANCED FUND			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$11.85		
Value at end of period	$12.59		
Number of accumulation units outstanding at end of period	21		
PIONEER HIGH YIELD FUND			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$10.76		
Value at end of period	$11.50		
Number of accumulation units outstanding at end of period	723		
PIONEER MID CAP VALUE VCT PORTFOLIO			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$12.89		
Value at end of period	$13.81		
Number of accumulation units outstanding at end of period	956		
TEMPLETON FOREIGN FUND			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$12.46	$11.40	$9.84
Value at end of period	$14.76	$12.46	$11.40
Number of accumulation units outstanding at end of period	1,216	1,124	761
TEMPLETON GROWTH FUND, INC.			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$12.05	$11.28	$10.06
Value at end of period	$14.49	$12.05	$11.28
Number of accumulation units outstanding at end of period	2,980	907	424
THE GROWTH FUND OF AMERICA®			
(Funds were first received in this option during October 2004)			
Value at beginning of period	$12.15	$10.78	$9.83
Value at end of period	$13.30	$12.15	$10.78
Number of accumulation units outstanding at end of period	9,186	1,154	10,740
THE INCOME FUND OF AMERICA®			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$11.81		
Value at end of period	$13.31		
Number of accumulation units outstanding at end of period	96		

CFI 101

Condensed Financial Information (continued)

	2006	2005	2004
VANGUARD® EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$11.46	$11.19	$10.42
Value at end of period	$13.61	$11.46	$11.19
Number of accumulation units outstanding at end of period	0	465	199
WASHINGTON MUTUAL INVESTORS FUND^{SM}			
(Funds were first received in this option during October 2004)			
Value at beginning of period	$10.92	$10.69	$10.00
Value at end of period	$12.71	$10.92	$10.69
Number of accumulation units outstanding at end of period	1,698	0	17,278

TABLE XIX

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.10%
(Selected data for accumulation units outstanding throughout each period)

	2006	2005	2004
AIM GLOBAL HEALTH CARE FUND			
(Funds were first received in this option during July 2006)			
Value at beginning of period	$29.69		
Value at end of period	$31.77		
Number of accumulation units outstanding at end of period	2		
AMERICAN BALANCED FUND®			
(Funds were first received in this option during October 2004)			
Value at beginning of period	$10.72	$10.54	$9.95
Value at end of period	$11.81	$10.72	$10.54
Number of accumulation units outstanding at end of period	2,994	2,033	307
ARIEL APPRECIATION FUND			
(Funds were first received in this option during July 2006)			
Value at beginning of period	$10.61		
Value at end of period	$12.07		
Number of accumulation units outstanding at end of period	16		
BARON ASSET FUND			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$13.44	$11.78	
Value at end of period	$15.20	$13.44	
Number of accumulation units outstanding at end of period	2,486	1,738	
BARON GROWTH FUND			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$12.56	$12.03	$9.89
Value at end of period	$14.32	$12.56	$12.03
Number of accumulation units outstanding at end of period	6,299	2,103	1,049

CFI 102

CONDENSED FINANCIAL INFORMATION

	2006	2005	2004
EUROPACIFIC GROWTH FUND®			
(Funds were first received in this option during August 2004)			
Value at beginning of period	$13.74	$11.51	$9.92
Value at end of period	$16.50	$13.74	$11.51
Number of accumulation units outstanding at end of period	2,320	0	174
FIDELITY® ADVISOR MID CAP FUND			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$12.14	$11.35	$9.51
Value at end of period	$13.56	$12.14	$11.35
Number of accumulation units outstanding at end of period	1,287	0	376
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during January 2005)			
Value at beginning of period	$13.07	$11.20	
Value at end of period	$14.39	$13.07	
Number of accumulation units outstanding at end of period	4,233	4,332	
FIDELITY® VIP EQUITY-INCOME PORTFOLIO			
(Funds were first received in this option during January 2005)			
Value at beginning of period	$11.32	$10.70	
Value at end of period	$13.41	$11.32	
Number of accumulation units outstanding at end of period	123	484	
FRANKLIN SMALL-MID CAP GROWTH FUND			
(Funds were first received in this option during August 2004)			
Value at beginning of period	$11.86	$10.87	$9.38
Value at end of period	$12.59	$11.86	$10.87
Number of accumulation units outstanding at end of period	1,085	0	262
FRANKLIN SMALL CAP VALUE SECURITIES FUND			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$13.05	$11.93	
Value at end of period	$15.07	$13.05	
Number of accumulation units outstanding at end of period	426	272	
ING BARON SMALL CAP GROWTH PORTFOLIO			
(Funds were first received in this option during January 2005)			
Value at beginning of period	$12.89	$12.06	
Value at end of period	$14.69	$12.89	
Number of accumulation units outstanding at end of period	1,170	406	
ING GNMA INCOME FUND			
(Funds were first received in this option during January 2005)			
Value at beginning of period	$10.27	$10.13	
Value at end of period	$10.59	$10.27	
Number of accumulation units outstanding at end of period	0	166	
ING INTERMEDIATE BOND FUND			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$10.39	$10.23	$9.94
Value at end of period	$10.67	$10.39	$10.23
Number of accumulation units outstanding at end of period	5,245	0	1,076

CFI 103

Condensed Financial Information (continued)

	2006	**2005**	**2004**
ING JPMORGAN INTERNATIONAL PORTFOLIO			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$12.42	$12.42	
Value at end of period	$14.98	$12.42	
Number of accumulation units outstanding at end of period	362	255	
ING JPMORGAN MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during July 2006)			
Value at beginning of period	$12.91		
Value at end of period	$14.43		
Number of accumulation units outstanding at end of period	574		
ING LEGG MASON VALUE PORTFOLIO			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$11.49	$11.49	
Value at end of period	$12.09	$11.49	
Number of accumulation units outstanding at end of period	231	35	
ING MFS TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during January 2005)			
Value at beginning of period	$10.98	$10.73	
Value at end of period	$12.15	$10.98	
Number of accumulation units outstanding at end of period	0	316	
ING OPPENHEIMER GLOBAL PORTFOLIO (I CLASS)			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$11.66	$9.74	
Value at end of period	$13.58	$11.66	
Number of accumulation units outstanding at end of period	7,051	1,550	
ING PIMCO TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during January 2005)			
Value at beginning of period	$10.34	$10.24	
Value at end of period	$10.64	$10.34	
Number of accumulation units outstanding at end of period	3,056	3,809	
ING REAL ESTATE FUND			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$14.08	$12.67	
Value at end of period	$18.95	$14.08	
Number of accumulation units outstanding at end of period	2,144	2,991	
ING SOLUTION 2015 PORTFOLIO			
(Funds were first received in this option during July 2006)			
Value at beginning of period	$10.67		
Value at end of period	$11.66		
Number of accumulation units outstanding at end of period	6		
ING SOLUTION 2025 PORTFOLIO			
(Funds were first received in this option during July 2006)			
Value at beginning of period	$10.90		
Value at end of period	$12.10		
Number of accumulation units outstanding at end of period	709		

Condensed Financial Information (continued)

	2006	2005	2004
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO			
(Funds were first received in this option during July 2006)			
Value at beginning of period	$11.07		
Value at end of period	$12.39		
Number of accumulation units outstanding at end of period	1,638		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$11.09	$11.09	
Value at end of period	$11.95	$11.09	
Number of accumulation units outstanding at end of period	570	310	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO			
(Funds were first received in this option during August 2004)			
Value at beginning of period	$11.17	$10.66	$9.54
Value at end of period	$12.49	$11.17	$10.66
Number of accumulation units outstanding at end of period	5,143	193	1,127
ING VAN KAMPEN COMSTOCK PORTFOLIO			
(Funds were first received in this option during July 2006)			
Value at beginning of period	$11.57		
Value at end of period	$13.17		
Number of accumulation units outstanding at end of period	1,198		
ING VP INDEX PLUS LARGECAP PORTFOLIO			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$11.13	$10.72	$9.56
Value at end of period	$12.56	$11.13	$10.72
Number of accumulation units outstanding at end of period	4,005	1,432	617
ING VP INDEX PLUS MIDCAP PORTFOLIO			
(Funds were first received in this option during August 2004)			
Value at beginning of period	$12.32	$11.26	$9.85
Value at end of period	$13.29	$12.32	$11.26
Number of accumulation units outstanding at end of period	884	640	255
ING VP INDEX PLUS SMALLCAP PORTFOLIO			
(Funds were first received in this option during January 2005)			
Value at beginning of period	$12.43	$11.39	
Value at end of period	$13.93	$12.43	
Number of accumulation units outstanding at end of period	0	941	
ING VP INTERNATIONAL VALUE PORTFOLIO			
(Funds were first received in this option during January 2005)			
Value at beginning of period	$12.46	$11.25	
Value at end of period	$15.95	$12.46	
Number of accumulation units outstanding at end of period	0	8	

CFI 105

Condensed Financial Information (continued)

	2006	2005	2004
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$10.77	$10.48	
Value at end of period	$11.53	$10.77	
Number of accumulation units outstanding at end of period	123	4,316	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$11.38	$10.72	
Value at end of period	$12.73	$11.38	
Number of accumulation units outstanding at end of period	949	1,054	
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$11.06	$10.62	
Value at end of period	$12.15	$11.06	
Number of accumulation units outstanding at end of period	1,518	2,397	
LORD ABBETT AFFILIATED FUND			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$11.25	$11.03	$9.89
Value at end of period	$13.06	$11.25	$11.03
Number of accumulation units outstanding at end of period	547	485	174
LORD ABBETT MID-CAP VALUE FUND			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$12.76	$11.95	$10.07
Value at end of period	$14.15	$12.76	$11.95
Number of accumulation units outstanding at end of period	5,341	1,225	1,170
LORD ABBETT SMALL-CAP VALUE FUND			
(Funds were first received in this option during January 2005)			
Value at beginning of period	$13.16	$11.34	
Value at end of period	$15.64	$13.16	
Number of accumulation units outstanding at end of period	954	1,204	
MUTUAL DISCOVERY FUND			
(Funds were first received in this option during July 2006)			
Value at beginning of period	$13.95		
Value at end of period	$15.95		
Number of accumulation units outstanding at end of period	213		
NEW PERSPECTIVE FUND®			
(Funds were first received in this option during January 2005)			
Value at beginning of period	$12.16	$10.83	
Value at end of period	$14.37	$12.16	
Number of accumulation units outstanding at end of period	967	1,459	

Condensed Financial Information (continued)

	2006	2005	2004
OPPENHEIMER DEVELOPING MARKETS FUND			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$18.10	$13.31	
Value at end of period	$22.36	$18.10	
Number of accumulation units outstanding at end of period	836	1,571	
PAX WORLD BALANCED FUND			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$11.50	$10.95	
Value at end of period	$12.57	$11.50	
Number of accumulation units outstanding at end of period	1,290	1,386	
PIONEER EQUITY INCOME VCT PORTFOLIO			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$11.80	$11.38	
Value at end of period	$14.24	$11.80	
Number of accumulation units outstanding at end of period	645	738	
PIONEER FUND VCT PORTFOLIO			
(Funds were first received in this option during July 2006)			
Value at beginning of period	$11.63		
Value at end of period	$13.09		
Number of accumulation units outstanding at end of period	131		
PIONEER HIGH YIELD FUND			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$10.52	$10.41	$9.76
Value at end of period	$11.48	$10.52	$10.41
Number of accumulation units outstanding at end of period	4,672	404	881
PIONEER MID CAP VALUE VCT PORTFOLIO			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$12.43	$12.43	
Value at end of period	$13.79	$12.43	
Number of accumulation units outstanding at end of period	135	22	
THE GROWTH FUND OF AMERICA®			
(Funds were first received in this option during October 2004)			
Value at beginning of period	$12.14	$10.78	$9.53
Value at end of period	$13.28	$12.14	$10.78
Number of accumulation units outstanding at end of period	9,182	2,181	2,080
THE INCOME FUND OF AMERICA®			
(Funds were first received in this option during July 2006)			
Value at beginning of period	$11.92		
Value at end of period	$13.29		
Number of accumulation units outstanding at end of period	34		
WASHINGTON MUTUAL INVESTORS FUND^{SM}			
(Funds were first received in this option during October 2004)			
Value at beginning of period	$10.91	$10.69	$10.00
Value at end of period	$12.69	$10.91	$10.69
Number of accumulation units outstanding at end of period	1,884	1,015	893

CFI 107

Condensed Financial Information (continued)

TABLE XX

FOR CONTRACTS WITH DAILY ASSET CHARGE OF 1.15%

(Selected data for accumulation units outstanding throughout each period)

	2006	2005
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND		
(Funds were first received in this option during November 2006)		
Value at beginning of period	$12.25	
Value at end of period	$12.65	
Number of accumulation units outstanding at end of period	395	
AMERICAN BALANCED FUND®		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$10.71	$10.65
Value at end of period	$11.79	$10.71
Number of accumulation units outstanding at end of period	8,592	2,706
ARIEL APPRECIATION FUND		
(Funds were first received in this option during November 2006)		
Value at beginning of period	$11.78	
Value at end of period	$12.05	
Number of accumulation units outstanding at end of period	3,037	
ARIEL FUND		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$11.61	$11.13
Value at end of period	$12.62	$11.61
Number of accumulation units outstanding at end of period	1,977	2,690
BARON GROWTH FUND		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$12.54	$12.46
Value at end of period	$14.29	$12.54
Number of accumulation units outstanding at end of period	1,978	3,098
EUROPACIFIC GROWTH FUND®		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$13.73	$12.65
Value at end of period	$16.48	$13.73
Number of accumulation units outstanding at end of period	4,534	505
FIDELITY® ADVISOR MID CAP FUND		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$12.13	$12.14
Value at end of period	$13.54	$12.13
Number of accumulation units outstanding at end of period	0	2,520
FIDELITY® VIP CONTRAFUND® PORTFOLIO		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$13.06	$12.43
Value at end of period	$14.37	$13.06
Number of accumulation units outstanding at end of period	16,055	6,992

	2006	2005
FRANKLIN SMALL-MID CAP GROWTH FUND		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$11.85	$11.47
Value at end of period	$12.57	$11.85
Number of accumulation units outstanding at end of period	0	647
FRANKLIN SMALL CAP VALUE SECURITIES FUND		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$13.04	$12.67
Value at end of period	$15.05	$13.04
Number of accumulation units outstanding at end of period	2,428	531
ING DAVIS VENTURE VALUE PORTFOLIO		
(Funds were first received in this option during April 2006)		
Value at beginning of period	$11.05	
Value at end of period	$11.99	
Number of accumulation units outstanding at end of period	47	
ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO		
(Funds were first received in this option during May 2006)		
Value at beginning of period	$13.44	
Value at end of period	$13.07	
Number of accumulation units outstanding at end of period	7,419	
ING GNMA INCOME FUND		
(Funds were first received in this option during April 2006)		
Value at beginning of period	$10.19	
Value at end of period	$10.58	
Number of accumulation units outstanding at end of period	1,434	
ING INTERMEDIATE BOND FUND		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$10.38	$10.43
Value at end of period	$10.66	$10.38
Number of accumulation units outstanding at end of period	2,753	2,821
ING OPPENHEIMER GLOBAL PORTFOLIO (I CLASS)		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$11.66	$11.12
Value at end of period	$13.56	$11.66
Number of accumulation units outstanding at end of period	3,522	4,383
ING PIMCO TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during November 2006)		
Value at beginning of period	$10.59	
Value at end of period	$10.62	
Number of accumulation units outstanding at end of period	340	
ING REAL ESTATE FUND		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$14.07	$13.25
Value at end of period	$18.92	$14.07
Number of accumulation units outstanding at end of period	1,732	200

	2006	2005
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO		
(Funds were first received in this option during April 2006)		
Value at beginning of period	$11.40	
Value at end of period	$12.38	
Number of accumulation units outstanding at end of period	15	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$11.16	$10.84
Value at end of period	$12.47	$11.16
Number of accumulation units outstanding at end of period	0	3,054
ING VAN KAMPEN COMSTOCK PORTFOLIO		
(Funds were first received in this option during April 2006)		
Value at beginning of period	$11.85	
Value at end of period	$13.15	
Number of accumulation units outstanding at end of period	7,830	
ING VP INDEX PLUS LARGECAP PORTFOLIO		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$11.12	$10.96
Value at end of period	$12.54	$11.12
Number of accumulation units outstanding at end of period	311	2,073
ING VP INDEX PLUS MIDCAP PORTFOLIO		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$12.31	$12.01
Value at end of period	$13.27	$12.31
Number of accumulation units outstanding at end of period	3,846	1,143
ING VP INDEX PLUS SMALLCAP PORTFOLIO		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$12.42	$12.19
Value at end of period	$13.91	$12.42
Number of accumulation units outstanding at end of period	2,204	113
ING VP INTERMEDIATE BOND PORTFOLIO		
(Funds were first received in this option during April 2006)		
Value at beginning of period	$10.30	
Value at end of period	$10.66	
Number of accumulation units outstanding at end of period	9,271	
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO		
(Funds were first received in this option during April 2006)		
Value at beginning of period	$11.05	
Value at end of period	$11.51	
Number of accumulation units outstanding at end of period	1,334	

Condensed Financial Information (continued)

	2006	2005
LORD ABBETT AFFILIATED FUND		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$11.24	$10.99
Value at end of period	$13.04	$11.24
Number of accumulation units outstanding at end of period	6,645	2,082
LORD ABBETT MID-CAP VALUE FUND		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$12.74	$12.61
Value at end of period	$14.13	$12.74
Number of accumulation units outstanding at end of period	5,944	5,144
MUTUAL DISCOVERY FUND		
(Funds were first received in this option during April 2006)		
Value at beginning of period	$14.33	
Value at end of period	$15.93	
Number of accumulation units outstanding at end of period	986	
OPPENHEIMER CAPITAL APPRECIATION FUND		
(Funds were first received in this option during November 2006)		
Value at beginning of period	$11.13	
Value at end of period	$11.28	
Number of accumulation units outstanding at end of period	5,097	
OPPENHEIMER DEVELOPING MARKETS FUND		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$18.08	$15.38
Value at end of period	$22.33	$18.08
Number of accumulation units outstanding at end of period	747	1,970
PIONEER HIGH YIELD FUND		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$10.51	$10.55
Value at end of period	$11.46	$10.51
Number of accumulation units outstanding at end of period	3,317	3,010
TEMPLETON FOREIGN FUND		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$12.43	$12.16
Value at end of period	$14.71	$12.43
Number of accumulation units outstanding at end of period	3,827	796
TEMPLETON GROWTH FUND, INC.		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$12.02	$11.31
Value at end of period	$14.45	$12.02
Number of accumulation units outstanding at end of period	1,272	2,969

CFI 111

Condensed Financial Information (continued)

	2006	2005
THE GROWTH FUND OF AMERICA®		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$12.13	$11.58
Value at end of period	$13.26	$12.13
Number of accumulation units outstanding at end of period	6,644	10,565
UBS U.S. SMALL CAP GROWTH FUND		
(Funds were first received in this option during May 2006)		
Value at beginning of period	$12.37	
Value at end of period	$11.94	
Number of accumulation units outstanding at end of period	5,693	
VANGUARD® EQUITY INCOME PORTFOLIO		
(Funds were first received in this option during November 2006)		
Value at beginning of period	$13.19	
Value at end of period	$13.57	
Number of accumulation units outstanding at end of period	577	
WASHINGTON MUTUAL INVESTORS FUND^{SM}		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$10.90	$10.82
Value at end of period	$12.67	$10.90
Number of accumulation units outstanding at end of period	6,544	2,601

TABLE XXI

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.20%
(Selected data for accumulation units outstanding throughout each period)

	2006
EUROPACIFIC GROWTH FUND®	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$15.26
Value at end of period	$16.45
Number of accumulation units outstanding at end of period	119
EVERGREEN SPECIAL VALUES FUND	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$15.01
Value at end of period	$15.08
Number of accumulation units outstanding at end of period	1,129
FIDELITY® VIP CONTRAFUND® PORTFOLIO	
(Funds were first received in this option during March 2006)	
Value at beginning of period	$13.55
Value at end of period	$14.35
Number of accumulation units outstanding at end of period	1,784

	2006
FRANKLIN SMALL-MID CAP GROWTH FUND	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$12.68
Value at end of period	$12.56
Number of accumulation units outstanding at end of period	120
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$12.21
Value at end of period	$13.06
Number of accumulation units outstanding at end of period	163
ING INTERMEDIATE BOND FUND	
(Funds were first received in this option during March 2006)	
Value at beginning of period	$10.35
Value at end of period	$10.64
Number of accumulation units outstanding at end of period	6
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$14.90
Value at end of period	$15.21
Number of accumulation units outstanding at end of period	224
ING OPPENHEIMER GLOBAL PORTFOLIO (I CLASS)	
(Funds were first received in this option during March 2006)	
Value at beginning of period	$12.46
Value at end of period	$13.55
Number of accumulation units outstanding at end of period	84
ING PIONEER HIGH YIELD PORTFOLIO	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$10.23
Value at end of period	$10.56
Number of accumulation units outstanding at end of period	178
ING REAL ESTATE FUND	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$18.71
Value at end of period	$18.89
Number of accumulation units outstanding at end of period	1,623
ING SOLUTION 2015 PORTFOLIO	
(Funds were first received in this option during March 2006)	
Value at beginning of period	$10.94
Value at end of period	$11.64
Number of accumulation units outstanding at end of period	344
ING SOLUTION 2035 PORTFOLIO	
(Funds were first received in this option during March 2006)	
Value at beginning of period	$11.54
Value at end of period	$12.43
Number of accumulation units outstanding at end of period	164

Condensed Financial Information (continued)

	2006
ING SOLUTION 2045 PORTFOLIO	
(Funds were first received in this option during March 2006)	
Value at beginning of period	$11.85
Value at end of period	$12.77
Number of accumulation units outstanding at end of period	1
ING SOLUTION INCOME PORTFOLIO	
(Funds were first received in this option during March 2006)	
Value at beginning of period	$10.41
Value at end of period	$10.89
Number of accumulation units outstanding at end of period	7
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$11.79
Value at end of period	$12.37
Number of accumulation units outstanding at end of period	397
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$12.49
Value at end of period	$12.45
Number of accumulation units outstanding at end of period	253
ING VP BALANCED PORTFOLIO, INC.	
(Funds were first received in this option during March 2006)	
Value at beginning of period	$11.24
Value at end of period	$11.82
Number of accumulation units outstanding at end of period	58
ING VP INTERMEDIATE BOND PORTFOLIO	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$10.68
Value at end of period	$10.64
Number of accumulation units outstanding at end of period	279
LORD ABBETT AFFILIATED FUND	
(Funds were first received in this option during March 2006)	
Value at beginning of period	$11.90
Value at end of period	$13.02
Number of accumulation units outstanding at end of period	91
OPPENHEIMER DEVELOPING MARKETS FUND	
(Funds were first received in this option during March 2006)	
Value at beginning of period	$19.67
Value at end of period	$22.30
Number of accumulation units outstanding at end of period	1,066

Condensed Financial Information (continued)

	2006
PAX WORLD BALANCED FUND	
(Funds were first received in this option during March 2006)	
Value at beginning of period	$11.92
Value at end of period	$12.53
Number of accumulation units outstanding at end of period	507
PIONEER EQUITY INCOME VCT PORTFOLIO	
(Funds were first received in this option during October 2006)	
Value at beginning of period	$13.42
Value at end of period	$14.20
Number of accumulation units outstanding at end of period	1,948
PIONEER HIGH YIELD FUND	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$11.45
Value at end of period	$11.45
Number of accumulation units outstanding at end of period	324
PIONEER MID CAP VALUE VCT PORTFOLIO	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$13.81
Value at end of period	$13.75
Number of accumulation units outstanding at end of period	229
THE GROWTH FUND OF AMERICA®	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$13.29
Value at end of period	$13.24
Number of accumulation units outstanding at end of period	234
THE INCOME FUND OF AMERICA®	
(Funds were first received in this option during December 2006)	
Value at beginning of period	$13.23
Value at end of period	$13.26
Number of accumulation units outstanding at end of period	1,528

TABLE XXII

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.25%

(Selected data for accumulation units outstanding throughout each period)

	2006	2005	2004
AIM GLOBAL HEALTH CARE FUND			
(Funds were first received in this option during January 2006)			
Value at beginning of period	$31.36		
Value at end of period	$31.70		
Number of accumulation units outstanding at end of period	792		

CFI 115

Condensed Financial Information (continued)

	2006	2005	2004
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND			
(Funds were first received in this option during January 2006)			
Value at beginning of period	$11.02		
Value at end of period	$12.61		
Number of accumulation units outstanding at end of period	1,588		
AMERICAN BALANCED FUND®			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$10.69	$10.52	$9.91
Value at end of period	$11.76	$10.69	$10.52
Number of accumulation units outstanding at end of period	5,214	893	90
ARIEL APPRECIATION FUND			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$11.00	$10.46	
Value at end of period	$12.01	$11.00	
Number of accumulation units outstanding at end of period	438	191	
ARIEL FUND			
(Funds were first received in this option during October 2004)			
Value at beginning of period	$11.58	$11.66	$10.71
Value at end of period	$12.58	$11.58	$11.66
Number of accumulation units outstanding at end of period	2,080	0	1,141
BARON ASSET FUND			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$13.40	$11.93	
Value at end of period	$15.14	$13.40	
Number of accumulation units outstanding at end of period	361	22	
EUROPACIFIC GROWTH FUND®			
(Funds were first received in this option during January 2006)			
Value at beginning of period	$14.06		
Value at end of period	$16.43		
Number of accumulation units outstanding at end of period	2,043		
EVERGREEN SPECIAL VALUES FUND			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$12.59	$11.57	$10.14
Value at end of period	$15.05	$12.59	$11.57
Number of accumulation units outstanding at end of period	1,115	1,124	105
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$13.04	$11.33	$10.31
Value at end of period	$14.32	$13.04	$11.33
Number of accumulation units outstanding at end of period	9,788	3,337	656
FIDELITY® VIP EQUITY-INCOME PORTFOLIO			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$11.29	$10.84	$9.92
Value at end of period	$13.35	$11.29	$10.84
Number of accumulation units outstanding at end of period	3,662	528	38

CFI 116

Condensed Financial Information (continued)

	2006	2005	2004
FIDELITY® VIP GROWTH PORTFOLIO			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$10.19	$9.80	$9.50
Value at end of period	$10.72	$10.19	$9.80
Number of accumulation units outstanding at end of period	69	45	49
FRANKLIN SMALL–MID CAP GROWTH FUND			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$11.83	$11.99	
Value at end of period	$12.54	$11.83	
Number of accumulation units outstanding at end of period	1,916	58	
FRANKLIN SMALL CAP VALUE SECURITIES FUND			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$13.01	$12.14	$10.22
Value at end of period	$15.00	$13.01	$12.14
Number of accumulation units outstanding at end of period	102	1,019	18
ING AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$12.41	$11.44	
Value at end of period	$14.15	$12.41	
Number of accumulation units outstanding at end of period	125	13	
ING BARON SMALL CAP GROWTH PORTFOLIO			
(Funds were first received in this option during January 2006)			
Value at beginning of period	$13.22		
Value at end of period	$14.63		
Number of accumulation units outstanding at end of period	580		
ING DAVIS VENTURE VALUE PORTFOLIO			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$10.64	$9.93	
Value at end of period	$11.96	$10.64	
Number of accumulation units outstanding at end of period	328	158	
ING GNAMA FUND			
(Funds were first received in this option during January 2006)			
Value at beginning of period	$10.30		
Value at end of period	$10.55		
Number of accumulation units outstanding at end of period	1,988		
ING INTERNATIONAL FUND			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$12.56	$11.23	
Value at end of period	$14.88	$12.56	
Number of accumulation units outstanding at end of period	431	195	
ING INTERNATIONAL SMALLCAP FUND			
(Funds were first received in this option during March 2005)			
Value at beginning of period	$14.35	$12.38	
Value at end of period	$17.87	$14.35	
Number of accumulation units outstanding at end of period	4	1,148	

CFI 117

Condensed Financial Information (continued)

	2006	2005	2004
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$11.14		
Value at end of period	$11.43		
Number of accumulation units outstanding at end of period	580673		
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$11.27	$9.71	
Value at end of period	$12.25	$11.27	
Number of accumulation units outstanding at end of period	1,114	430	
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$12.42	$12.36	
Value at end of period	$15.20	$12.42	
Number of accumulation units outstanding at end of period	0	113	
ING MFS TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$10.95	$10.66	
Value at end of period	$12.10	$10.95	
Number of accumulation units outstanding at end of period	16	7	
ING OPPENHEIMER GLOBAL PORTFOLIO (I CLASS)			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$11.65	$10.03	
Value at end of period	$13.54	$11.65	
Number of accumulation units outstanding at end of period	2,226	1,719	
ING PIMCO HIGH YIELD PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$10.52		
Value at end of period	$10.56		
Number of accumulation units outstanding at end of period	570		
ING PIMCO TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$10.31	$10.23	$9.80
Value at end of period	$10.59	$10.31	$10.23
Number of accumulation units outstanding at end of period	12,373	2,251	89
ING REAL ESTATE FUND			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$14.04	$14.12	
Value at end of period	$18.87	$14.04	
Number of accumulation units outstanding at end of period	337	704	

CFI 118

Condensed Financial Information (continued)

	2006	2005	2004
ING SOLUTION 2015 PORTFOLIO			
(Funds were first received in this option during March 2006)			
Value at beginning of period	$10.96		
Value at end of period	$11.63		
Number of accumulation units outstanding at end of period	1,100		
ING SOLUTION 2025 PORTFOLIO			
(Funds were first received in this option during July 2006)			
Value at beginning of period	$10.78		
Value at end of period	$12.07		
Number of accumulation units outstanding at end of period	1,839		
ING SOLUTION 2035 PORTFOLIO			
(Funds were first received in this option during July 2006)			
Value at beginning of period	$10.92		
Value at end of period	$12.42		
Number of accumulation units outstanding at end of period	1,440		
ING SOLUTION 2045 PORTFOLIO			
(Funds were first received in this option during July 2006)			
Value at beginning of period	$11.14		
Value at end of period	$12.76		
Number of accumulation units outstanding at end of period	175		
ING SOLUTION INCOME PORTFOLIO			
(Funds were first received in this option during July 2006)			
Value at beginning of period	$10.18		
Value at end of period	$10.88		
Number of accumulation units outstanding at end of period	113		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO			
(Funds were first received in this option during January 2006)			
Value at beginning of period	$11.09		
Value at end of period	$12.36		
Number of accumulation units outstanding at end of period	1,894		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$11.05	$10.27	$9.56
Value at end of period	$11.90	$11.05	$10.27
Number of accumulation units outstanding at end of period	28	24	18
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during January 2006)			
Value at beginning of period	$11.78		
Value at end of period	$13.43		
Number of accumulation units outstanding at end of period	2,803		

Condensed Financial Information (continued)

	2006	2005	2004
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$11.14	$10.65	$10.03
Value at end of period	$12.44	$11.14	$10.65
Number of accumulation units outstanding at end of period	1,810	191	10
ING VAN KAMPEN COMSTOCK PORTFOLIO			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$11.46	$11.21	$9.89
Value at end of period	$13.11	$11.46	$11.21
Number of accumulation units outstanding at end of period	6	38	36
ING VAN KAMPEN REAL ESTATE PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$12.10		
Value at end of period	$12.30		
Number of accumulation units outstanding at end of period	1,240		
ING VP BALANCED PORTFOLIO, INC.			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$10.85		
Value at end of period	$11.80		
Number of accumulation units outstanding at end of period	939		
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO			
(Funds were first received in this option during January 2006)			
Value at beginning of period	$10.83		
Value at end of period	$11.05		
Number of accumulation units outstanding at end of period	403		
ING VP INDEX PLUS LARGECAP PORTFOLIO			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$11.10	$10.70	$9.90
Value at end of period	$12.51	$11.10	$10.70
Number of accumulation units outstanding at end of period	1,753	39	30
ING VP INDEX PLUS MIDCAP PORTFOLIO			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$12.29	$11.24	$10.10
Value at end of period	$13.23	$12.29	$11.24
Number of accumulation units outstanding at end of period	1,683	892	17
ING VP INDEX PLUS SMALLCAP PORTFOLIO			
(Funds were first received in this option during March 2005)			
Value at beginning of period	$12.39	$11.99	
Value at end of period	$13.87	$12.39	
Number of accumulation units outstanding at end of period	242	400	

CFI 120

Condensed Financial Information (continued)

	2006	2005	2004
ING VP INTERMEDIATE BOND PORTFOLIO			
(Funds were first received in this option during March 2005)			
Value at beginning of period	$10.37	$10.25	
Value at end of period	$10.63	$10.37	
Number of accumulation units outstanding at end of period	357	1,023	
ING VP INTERNATIONAL VALUE PORTFOLIO			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$12.42	$11.49	$10.22
Value at end of period	$15.88	$12.42	$11.49
Number of accumulation units outstanding at end of period	87	6	7
ING VP SMALL COMPANY PORTFOLIO			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$12.56		
Value at end of period	$13.83		
Number of accumulation units outstanding at end of period	268		
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$10.74	$10.37	
Value at end of period	$11.48	$10.74	
Number of accumulation units outstanding at end of period	3,395	129	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$11.35	$10.64	
Value at end of period	$12.67	$11.35	
Number of accumulation units outstanding at end of period	3,894	494	
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$11.03	$10.52	
Value at end of period	$12.09	$11.03	
Number of accumulation units outstanding at end of period	29,895	4,011	
ING WELLS FARGO MID CAP DISCIPLINED PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$10.77		
Value at end of period	$10.75		
Number of accumulation units outstanding at end of period	139		
LORD ABBETT AFFILIATED FUND			
(Funds were first received in this option during October 2004)			
Value at beginning of period	$11.22	$11.02	$9.87
Value at end of period	$13.00	$11.22	$11.02
Number of accumulation units outstanding at end of period	1,879	2,951	1,398

CFI 121

Condensed Financial Information (continued)

	2006	2005	2004
LORD ABBETT MID-CAP VALUE FUND			
(Funds were first received in this option during October 2004)			
Value at beginning of period	$12.72	$11.93	$10.28
Value at end of period	$14.09	$12.72	$11.93
Number of accumulation units outstanding at end of period	198	1,227	1,162
LORD ABBETT SMALL-CAP VALUE FUND			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$13.12	$11.50	
Value at end of period	$15.57	$13.12	
Number of accumulation units outstanding at end of period	177	86	
MASSACHUSETTS INVESTORS GROWTH STOCK FUND			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$10.97		
Value at end of period	$11.38		
Number of accumulation units outstanding at end of period	53		
MUTUAL DISCOVERY FUND			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$13.10	$12.04	
Value at end of period	$15.88	$13.10	
Number of accumulation units outstanding at end of period	1,262	8	
OPPENHEIMER CAPITAL APPRECIATION FUND			
(Funds were first received in this option during January 2006)			
Value at beginning of period	$10.79		
Value at end of period	$11.24		
Number of accumulation units outstanding at end of period	1,062		
OPPENHEIMER DEVELOPING MARKETS FUND			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$18.04	$12.96	$9.51
Value at end of period	$22.27	$18.04	$12.96
Number of accumulation units outstanding at end of period	1,404	1,200	456
OPPENHEIMER MAIN STREET FUND®			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$11.02	$10.27	
Value at end of period	$12.48	$11.02	
Number of accumulation units outstanding at end of period	396	19	
PIONEER EQUITY INCOME VCT PORTFOLIO			
(Funds were first received in this option during July 2005)			
Value at beginning of period	$11.77	$11.66	
Value at end of period	$14.18	$11.77	
Number of accumulation units outstanding at end of period	219	805	

Condensed Financial Information (continued)

	2006	2005	2004
PIONEER HIGH YIELD FUND			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$10.49	$10.28	
Value at end of period	$11.43	$10.49	
Number of accumulation units outstanding at end of period	12	5	
PIONEER MID CAP VALUE VCT PORTFOLIO			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$12.39	$11.67	$10.16
Value at end of period	$13.73	$12.39	$11.67
Number of accumulation units outstanding at end of period	145	242	18
TEMPLETON FOREIGN FUND			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$12.41	$11.31	
Value at end of period	$14.67	$12.41	
Number of accumulation units outstanding at end of period	621	310	
TEMPLETON GROWTH FUND, INC.			
(Funds were first received in this option during October 2004)			
Value at beginning of period	$12.00	$11.26	$10.11
Value at end of period	$14.41	$12.00	$11.26
Number of accumulation units outstanding at end of period	1,252	0	1,186
THE GROWTH FUND OF AMERICA®			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$12.11	$10.76	$9.99
Value at end of period	$13.23	$12.11	$10.76
Number of accumulation units outstanding at end of period	7,788	1,388	2,617
THE INCOME FUND OF AMERICA®			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$11.18	$10.99	$9.86
Value at end of period	$13.24	$11.18	$10.99
Number of accumulation units outstanding at end of period	2,205	3,742	365
T. ROWE PRICE MID-CAP VALUE FUND			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$12.24	$11.24	
Value at end of period	$14.47	$12.24	
Number of accumulation units outstanding at end of period	1,027	525	
UBS U.S. SMALL CAP GROWTH FUND			
(Funds were first received in this option during January 2006)			
Value at beginning of period	$11.60		
Value at end of period	$11.90		
Number of accumulation units outstanding at end of period	476		
WASHINGTON MUTUAL INVESTORS FUNDSM			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$10.88	$10.41	
Value at end of period	$12.63	$10.88	
Number of accumulation units outstanding at end of period	1,254	576	

CFI 123

Condensed Financial Information (continued)

TABLE XXIII

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.30%

(Selected data for accumulation units outstanding throughout each period)

	2006	**2005**	**2004**
AMERICAN BALANCED FUND®			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$10.68	$10.52	$9.96
Value at end of period	$11.74	$10.68	$10.52
Number of accumulation units outstanding at end of period	58,169	49,262	133
ARIEL FUND			
(Funds were first received in this option during March 2005)			
Value at beginning of period	$11.57	$11.55	
Value at end of period	$12.56	$11.57	
Number of accumulation units outstanding at end of period	9,855	9,882	
BARON ASSET FUND			
(Funds were first received in this option during March 2005)			
Value at beginning of period	$13.38	$11.86	
Value at end of period	$15.12	$13.38	
Number of accumulation units outstanding at end of period	1,809	881	
BARON GROWTH FUND			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$12.51	$12.01	$10.46
Value at end of period	$14.23	$12.51	$12.01
Number of accumulation units outstanding at end of period	885	75	17
EUROPACIFIC GROWTH FUND®			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$14.83		
Value at end of period	$16.40		
Number of accumulation units outstanding at end of period	472		
EVERGREEN SPECIAL VALUES FUND			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$12.57	$11.56	$10.39
Value at end of period	$15.03	$12.57	$11.56
Number of accumulation units outstanding at end of period	135	56	18
FIDELITY® ADVISOR MID CAP FUND			
(Funds were first received in this option during October 2004)			
Value at beginning of period	$12.09	$11.33	$9.88
Value at end of period	$13.48	$12.09	$11.33
Number of accumulation units outstanding at end of period	150	61	20
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$13.02	$11.33	$10.42
Value at end of period	$14.30	$13.02	$11.33
Number of accumulation units outstanding at end of period	25,693	17,713	35

CFI 124

Condensed Financial Information (continued)

	2006	2005	2004
FRANKLIN SMALL CAP VALUE SECURITIES FUND			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$14.62		
Value at end of period	$14.98		
Number of accumulation units outstanding at end of period	54		
ING GNMA INCOME FUND			
(Funds were first received in this option during March 2005)			
Value at beginning of period	$10.23	$10.01	
Value at end of period	$10.53	$10.23	
Number of accumulation units outstanding at end of period	17,001	13,840	
ING JPMORGAN MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$13.24		
Value at end of period	$14.34		
Number of accumulation units outstanding at end of period	1,426		
ING OPPENHEIMER GLOBAL PORTFOLIO (I CLASS)			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$11.64	$10.03	
Value at end of period	$13.52	$11.64	
Number of accumulation units outstanding at end of period	2,929	114	
ING PIMCO TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during March 2005)			
Value at beginning of period	$10.30	$10.08	
Value at end of period	$10.58	$10.30	
Number of accumulation units outstanding at end of period	9,474	7,957	
ING REAL ESTATE FUND			
(Funds were first received in this option during March 2005)			
Value at beginning of period	$14.03	$11.49	
Value at end of period	$18.84	$14.03	
Number of accumulation units outstanding at end of period	13,439	15,020	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$12.02		
Value at end of period	$13.41		
Number of accumulation units outstanding at end of period	1,007		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$11.13	$10.64	$9.63
Value at end of period	$12.42	$11.13	$10.64
Number of accumulation units outstanding at end of period	1,449	151	38
ING VAN KAMPEN COMSTOCK PORTFOLIO			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$11.76		
Value at end of period	$13.09		
Number of accumulation units outstanding at end of period	741		

CFI 125

Condensed Financial Information (continued)

	2006	2005	2004
ING VP INDEX PLUS LARGECAP PORTFOLIO			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$11.09	$10.70	$9.84
Value at end of period	$12.49	$11.09	$10.70
Number of accumulation units outstanding at end of period	563	52	16
ING VP INTERMEDIATE BOND PORTFOLIO			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$10.37	$10.22	$10.14
Value at end of period	$10.61	$10.37	$10.22
Number of accumulation units outstanding at end of period	857	168	41
ING VP INTERNATIONAL VALUE PORTFOLIO			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$12.41	$11.49	$10.19
Value at end of period	$15.86	$12.41	$11.49
Number of accumulation units outstanding at end of period	1,047	80	26
ING VP SMALL COMPANY PORTFOLIO			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$13.45		
Value at end of period	$13.81		
Number of accumulation units outstanding at end of period	113		
LORD ABBETT SMALL-CAP VALUE FUND			
(Funds were first received in this option during March 2005)			
Value at beginning of period	$13.11	$11.48	
Value at end of period	$15.55	$13.11	
Number of accumulation units outstanding at end of period	11,645	7,577	
MUTUAL DISCOVERY FUND			
(Funds were first received in this option during March 2005)			
Value at beginning of period	$13.09	$11.58	
Value at end of period	$15.86	$13.09	
Number of accumulation units outstanding at end of period	13,920	8,962	
PIONEER HIGH YIELD FUND			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$10.79		
Value at end of period	$11.41		
Number of accumulation units outstanding at end of period	1,212		
PIONEER MID CAP VALUE VCT PORTFOLIO			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$12.91		
Value at end of period	$13.71		
Number of accumulation units outstanding at end of period	148		
THE GROWTH FUND OF AMERICA®			
(Funds were first received in this option during March 2005)			
Value at beginning of period	$12.09	$10.46	
Value at end of period	$13.21	$12.09	
Number of accumulation units outstanding at end of period	115,579	13,010	

Condensed Financial Information (continued)

	2006	2005	2004
THE INCOME FUND OF AMERICA®			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$11.71		
Value at end of period	$13.22		
Number of accumulation units outstanding at end of period	4,868		
UBS U.S. SMALL CAP GROWTH FUND			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$12.25		
Value at end of period	$11.88		
Number of accumulation units outstanding at end of period	12		
T. ROWE PRICE MID-CAP VALUE FUND			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$12.23	$10.41	
Value at end of period	$14.45	$11.55	
Number of accumulation units outstanding at end of period	16,478	21	
WASHINGTON MUTUAL INVESTORS FUND℠			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$10.87	$10.07	
Value at end of period	$12.61	$10.67	
Number of accumulation units outstanding at end of period	25,205	16	

TABLE XXIV

FOR CONTRACTS WITH DAILY ASSET CHARGE OF 1.35%
(Selected data for accumulation units outstanding throughout each period)

	2006	2005
AIM GLOBAL HEALTH CARE FUND		
(Funds were first received in this option during July 2006)		
Value at beginning of period	$29.36	
Value at end of period	$31.66	
Number of accumulation units outstanding at end of period	182	
AMERICAN BALANCED FUND®		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$10.67	$10.29
Value at end of period	$11.73	$10.67
Number of accumulation units outstanding at end of period	8,816	8,483
ARIEL FUND		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$11.56	$11.38
Value at end of period	$12.54	$11.56
Number of accumulation units outstanding at end of period	739	444

Condensed Financial Information (continued)

	2006	2005
BARON ASSET FUND		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$13.37	$11.48
Value at end of period	$15.09	$13.37
Number of accumulation units outstanding at end of period	36	14
EUROPACIFIC GROWTH FUND®		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$13.67	$11.28
Value at end of period	$16.38	$13.67
Number of accumulation units outstanding at end of period	5,107	3,149
FIDELITY® ADVISOR MID CAP FUND		
(Funds were first received in this option during November 2006)		
Value at beginning of period	$13.26	
Value at end of period	$13.46	
Number of accumulation units outstanding at end of period	3,969	
FIDELITY® VIP CONTRAFUND® PORTFOLIO		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$13.01	$11.12
Value at end of period	$14.28	$13.01
Number of accumulation units outstanding at end of period	16,812	7,409
FRANKLIN SMALL–MID CAP GROWTH FUND		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$11.81	$11.45
Value at end of period	$12.50	$11.81
Number of accumulation units outstanding at end of period	7,927	6,834
ING AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$12.39	$12.18
Value at end of period	$14.11	$12.39
Number of accumulation units outstanding at end of period	6,267	5,455
ING BARON SMALL CAP GROWTH PORTFOLIO		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$12.83	$11.67
Value at end of period	$14.59	$12.83
Number of accumulation units outstanding at end of period	4,043	3,923
ING FINANCIAL SERVICES FUND		
(Funds were first received in this option during August 2006)		
Value at beginning of period	$11.81	
Value at end of period	$13.27	
Number of accumulation units outstanding at end of period	122	

Condensed Financial Information (continued)

	2006	2005
ING INTERMEDIATE BOND FUND		
(Funds were first received in this option during July 2006)		
Value at beginning of period	$10.28	
Value at end of period	$10.59	
Number of accumulation units outstanding at end of period	4,216	
ING INTERNATIONAL SMALLCAP FUND		
(Funds were first received in this option during June 2006)		
Value at beginning of period	$14.73	
Value at end of period	$17.82	
Number of accumulation units outstanding at end of period	311	
ING OPPENHEIMER GLOBAL PORTFOLIO (I CLASS)		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$11.64	$9.94
Value at end of period	$13.51	$11.64
Number of accumulation units outstanding at end of period	651	124
ING PIMCO TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$10.29	$10.28
Value at end of period	$10.56	$10.29
Number of accumulation units outstanding at end of period	9,009	7,576
ING REAL ESTATE FUND		
(Funds were first received in this option during June 2006)		
Value at beginning of period	$15.50	
Value at end of period	$18.81	
Number of accumulation units outstanding at end of period	35	
ING SOLUTION 2015 PORTFOLIO		
(Funds were first received in this option during July 2006)		
Value at beginning of period	$10.65	
Value at end of period	$11.61	
Number of accumulation units outstanding at end of period	2,296	
ING SOLUTION 2025 PORTFOLIO		
(Funds were first received in this option during July 2006)		
Value at beginning of period	$10.88	
Value at end of period	$12.05	
Number of accumulation units outstanding at end of period	526	
ING SOLUTION 2035 PORTFOLIO		
(Funds were first received in this option during June 2006)		
Value at beginning of period	$11.01	
Value at end of period	$12.40	
Number of accumulation units outstanding at end of period	1,255	
ING SOLUTION 2045 PORTFOLIO		
(Funds were first received in this option during June 2006)		
Value at beginning of period	$11.25	
Value at end of period	$12.74	
Number of accumulation units outstanding at end of period	2,895	

Condensed Financial Information (continued)

	2006	2005
ING SOLUTION INCOME PORTFOLIO		
(Funds were first received in this option during October 2006)		
Value at beginning of period	$10.68	
Value at end of period	$10.86	
Number of accumulation units outstanding at end of period	8	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$11.41	$10.89
Value at end of period	$13.39	$11.41
Number of accumulation units outstanding at end of period	13,085	11,174
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO		
(Funds were first received in this option during June 2006)		
Value at beginning of period	$10.83	
Value at end of period	$12.40	
Number of accumulation units outstanding at end of period	1,141	
ING VAN KAMPEN COMSTOCK PORTFOLIO		
(Funds were first received in this option during June 2006)		
Value at beginning of period	$11.77	
Value at end of period	$13.07	
Number of accumulation units outstanding at end of period	508	
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO		
(Funds were first received in this option during July 2006)		
Value at beginning of period	$9.61	
Value at end of period	$11.02	
Number of accumulation units outstanding at end of period	404	
ING VP INDEX PLUS LARGECAP PORTFOLIO		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$11.07	$10.59
Value at end of period	$12.47	$11.07
Number of accumulation units outstanding at end of period	10,853	3,482
ING VP INDEX PLUS MIDCAP PORTFOLIO		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$12.27	$11.41
Value at end of period	$13.19	$12.27
Number of accumulation units outstanding at end of period	3,238	6
ING VP INDEX PLUS SMALLCAP PORTFOLIO		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$12.37	$11.10
Value at end of period	$13.83	$12.37
Number of accumulation units outstanding at end of period	774	7

Condensed Financial Information (continued)

	2006	2005
ING VP INTERMEDIATE BOND PORTFOLIO		
(Funds were first received in this option during December 2005)		
Value at beginning of period	$10.36	$10.36
Value at end of period	$10.59	$10.36
Number of accumulation units outstanding at end of period	829	2
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$10.72	$10.66
Value at end of period	$11.45	$10.72
Number of accumulation units outstanding at end of period	1,694	1,480
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$11.33	$11.13
Value at end of period	$12.64	$11.33
Number of accumulation units outstanding at end of period	5,632	4,525
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$11.01	$10.89
Value at end of period	$12.06	$11.01
Number of accumulation units outstanding at end of period	6,388	6,911
LORD ABBETT AFFILIATED FUND		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$11.20	$10.65
Value at end of period	$12.97	$11.20
Number of accumulation units outstanding at end of period	20	3
LORD ABBETT MID-CAP VALUE FUND		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$12.70	$11.57
Value at end of period	$14.05	$12.70
Number of accumulation units outstanding at end of period	9,120	7,994
LORD ABBETT SMALL-CAP VALUE FUND		
(Funds were first received in this option during November 2006)		
Value at beginning of period	$15.84	
Value at end of period	$15.53	
Number of accumulation units outstanding at end of period	105	
OPPENHEIMER DEVELOPING MARKETS FUND		
(Funds were first received in this option during October 2006)		
Value at beginning of period	$19.82	
Value at end of period	$22.20	
Number of accumulation units outstanding at end of period	0	

Condensed Financial Information (continued)

	2006	2005
PIONEER FUND VCT PORTFOLIO		
(Funds were first received in this option during June 2006)		
Value at beginning of period	$11.56	
Value at end of period	$13.00	
Number of accumulation units outstanding at end of period	802	
PIONEER HIGH YIELD FUND		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$10.47	$9.93
Value at end of period	$11.40	$10.47
Number of accumulation units outstanding at end of period	56	43
PIONEER MID CAP VALUE VCT PORTFOLIO		
(Funds were first received in this option during June 2006)		
Value at beginning of period	$12.12	
Value at end of period	$13.69	
Number of accumulation units outstanding at end of period	807	
TEMPLETON FOREIGN FUND		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$12.39	$12.21
Value at end of period	$14.63	$12.39
Number of accumulation units outstanding at end of period	8,059	7,673
TEMPLETON GROWTH FUND, INC.		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$11.98	$11.31
Value at end of period	$14.37	$11.98
Number of accumulation units outstanding at end of period	37	7
THE GROWTH FUND OF AMERICA®		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$12.08	$10.42
Value at end of period	$13.19	$12.08
Number of accumulation units outstanding at end of period	25,196	14,688
THE INCOME FUND OF AMERICA®		
(Funds were first received in this option during May 2005)		
Value at beginning of period	$11.16	$10.77
Value at end of period	$13.20	$11.16
Number of accumulation units outstanding at end of period	5,132	26
WASHINGTON MUTUAL INVESTORS FUND^{SM}		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$10.86	$10.38
Value at end of period	$12.60	$10.86
Number of accumulation units outstanding at end of period	4,106	15

Condensed Financial Information (continued)

TABLE XXV

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.40%
(Selected data for accumulation units outstanding throughout each period)

	2006	2005	2004
AIM GLOBAL HEALTH CARE FUND			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$30.81	$29.56	
Value at end of period	$31.63	$30.81	
Number of accumulation units outstanding at end of period	0	1,020	
AMERICAN BALANCED FUND®			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$10.66	$10.51	$9.74
Value at end of period	$11.71	$10.66	$10.51
Number of accumulation units outstanding at end of period	3,751	5,382	8,691
ARIEL APPRECIATION FUND			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$11.68		
Value at end of period	$11.96		
Number of accumulation units outstanding at end of period	4		
ARIEL FUND			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$12.20		
Value at end of period	$12.53		
Number of accumulation units outstanding at end of period	38		
BARON GROWTH FUND			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$12.49	$11.64	
Value at end of period	$14.19	$12.49	
Number of accumulation units outstanding at end of period	0	3,778	
EUROPACIFIC GROWTH FUND®			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$13.66	$11.47	$9.53
Value at end of period	$16.36	$13.66	$11.47
Number of accumulation units outstanding at end of period	7,371	137	3,558
FIDELITY® ADVISOR MID CAP FUND			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$12.07	$11.39	
Value at end of period	$14.99	$12.07	
Number of accumulation units outstanding at end of period	0	2,511	
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$13.00	$11.32	$9.95
Value at end of period	$14.26	$13.00	$11.32
Number of accumulation units outstanding at end of period	8,352	4,654	7,982

CFI 133

Condensed Financial Information (continued)

	2006	2005	2004
FIDELITY® VIP EQUITY-INCOME PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$12.92		
Value at end of period	$13.29		
Number of accumulation units outstanding at end of period	109		
FIDELITY® VIP GROWTH PORTFOLIO			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$10.17	$9.54	
Value at end of period	$10.67	$10.17	
Number of accumulation units outstanding at end of period	0	4,145	
FRANKLIN SMALL–MID CAP GROWTH FUND			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$11.80	$10.84	$9.31
Value at end of period	$12.48	$11.80	$10.84
Number of accumulation units outstanding at end of period	27	38	6,030
ING AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$12.37	$11.64	$9.95
Value at end of period	$14.09	$12.37	$11.64
Number of accumulation units outstanding at end of period	7	18	4,406
ING BARON SMALL CAP GROWTH PORTFOLIO			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$12.82	$12.11	$9.97
Value at end of period	$14.57	$12.82	$12.11
Number of accumulation units outstanding at end of period	8	17	3,653
ING DAVIS VENTUR VALUE PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$11.53		
Value at end of period	$11.91		
Number of accumulation units outstanding at end of period	181		
ING GNMA INCOME FUND			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$10.21	$10.10	$9.78
Value at end of period	$10.50	$10.21	$10.10
Number of accumulation units outstanding at end of period	8,204	1,094	2,893
ING INTERMEDIATE BOND FUND			
(Funds were first received in this option during December 2004)			
Value at beginning of period	$10.34	$10.20	$10.18
Value at end of period	$10.58	$10.34	$10.20
Number of accumulation units outstanding at end of period	317	0	155
ING INTERNATIONAL FUND			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$14.74		
Value at end of period	$14.81		
Number of accumulation units outstanding at end of period	15		

	2006	2005	2004
ING OPPENHEIMER GLOBAL PORTFOLIO (I CLASS)			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$11.63	$10.03	
Value at end of period	$13.50	$11.63	
Number of accumulation units outstanding at end of period	6,906	4,118	
ING OPPENHEIMER MAIN STREET PORTFOLIO®			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$10.53		
Value at end of period	$10.73		
Number of accumulation units outstanding at end of period	75		
ING PIMCO TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$10.28	$10.22	$9.78
Value at end of period	$10.55	$10.28	$10.22
Number of accumulation units outstanding at end of period	44	57	8,365
ING REAL ESTATE FUND			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$14.00	$12.83	
Value at end of period	$18.78	$14.00	
Number of accumulation units outstanding at end of period	110	1,402	
ING SOLUTION 2015 PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$11.35		
Value at end of period	$11.60		
Number of accumulation units outstanding at end of period	1,812		
ING SOLUTION 2025 PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$11.77		
Value at end of period	$12.04		
Number of accumulation units outstanding at end of period	3,805		
ING SOLUTION 2035 PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$12.06		
Value at end of period	$12.39		
Number of accumulation units outstanding at end of period	4,217		
ING SOLUTION 2045 PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$12.39		
Value at end of period	$12.73		
Number of accumulation units outstanding at end of period	786		
ING SOLUTION INCOME PORTFOLIO			
(Funds were first received in this option during November 2006)			
Value at beginning of period	$10.75		
Value at end of period	$10.85		
Number of accumulation units outstanding at end of period	69		

Condensed Financial Information (continued)

	2006	2005	2004
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$12.01		
Value at end of period	$12.33		
Number of accumulation units outstanding at end of period	8		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$10.34		
Value at end of period	$10.59		
Number of accumulation units outstanding at end of period	78		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$11.40	$11.13	$9.78
Value at end of period	$13.37	$11.40	$11.13
Number of accumulation units outstanding at end of period	52	111	10,078
ING VP INDEX PLUS LARGECAP PORTFOLIO			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$11.06	$10.69	$9.67
Value at end of period	$12.45	$11.06	$10.69
Number of accumulation units outstanding at end of period	18	1,310	3,243
ING VP INDEX PLUS MIDCAP PORTFOLIO			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$12.25	$11.23	$10.02
Value at end of period	$13.17	$12.25	$11.23
Number of accumulation units outstanding at end of period	6,555	1,059	2,364
ING VP INDEX PLUS SMALLCAP PORTFOLIO			
(Funds were first received in this option during December 2004)			
Value at beginning of period	$12.36	$11.69	$11.70
Value at end of period	$13.81	$12.36	$11.69
Number of accumulation units outstanding at end of period	0	1,775	31
ING VP INTERMEDIATE BOND PORTFOLIO			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$10.35	$10.21	$9.73
Value at end of period	$10.58	$10.35	$10.21
Number of accumulation units outstanding at end of period	9,385	2,478	2,018
ING VP SMALL COMPANY PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$13.62	$10.48	$9.67
Value at end of period	$13.77	$10.71	$10.48
Number of accumulation units outstanding at end of period	4	977	1,571

CFI 136

	2006	2005	2004
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$10.71	$10.48	$9.67
Value at end of period	$11.43	$10.71	$10.48
Number of accumulation units outstanding at end of period	86	977	1,571
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$11.32	$10.83	$9.57
Value at end of period	$12.62	$11.32	$10.83
Number of accumulation units outstanding at end of period	29	6,478	4,156
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$11.00	$10.67	$9.63
Value at end of period	$12.04	$11.00	$10.67
Number of accumulation units outstanding at end of period	21	1,619	7,269
LORD ABBETT AFFILIATED FUND			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$11.19	$10.62	
Value at end of period	$12.95	$11.19	
Number of accumulation units outstanding at end of period	9	3,111	
LORD ABBETT MID-CAP VALUE FUND			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$12.68	$11.91	$9.95
Value at end of period	$14.03	$12.68	$11.91
Number of accumulation units outstanding at end of period	7	18	6,302
LORD ABBETT SMALL-CAP VALUE FUND			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$13.08	$11.74	$9.99
Value at end of period	$15.50	$13.08	$11.74
Number of accumulation units outstanding at end of period	5,553	152	2,551
MUTUAL DISCOVERY FUND			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$15.11		
Value at end of period	$15.81		
Number of accumulation units outstanding at end of period	113		
PIONEER HIGH YIELD FUND			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$10.46	$10.36	
Value at end of period	$11.38	$10.46	
Number of accumulation units outstanding at end of period	0	1,514	

Condensed Financial Information (continued)

	2006	2005	2004
PIONEER MID CAP VALUE VCT PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$13.33		
Value at end of period	$13.67		
Number of accumulation units outstanding at end of period	37		
TEMPLETON FOREIGN FUND			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$12.38	$11.37	$9.40
Value at end of period	$14.61	$12.38	$11.37
Number of accumulation units outstanding at end of period	11	27	6,356
THE GROWTH FUND OF AMERICA®			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$12.07	$10.75	$9.73
Value at end of period	$13.17	$12.07	$10.75
Number of accumulation units outstanding at end of period	8,191	374	14,356
VANGUARD® DIVERSIFIED VALUE PORTFOLIO			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$12.15		
Value at end of period	$14.09		
Number of accumulation units outstanding at end of period	270		
VANGUARD® EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$11.65		
Value at end of period	$13.48		
Number of accumulation units outstanding at end of period	499		
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$11.34		
Value at end of period	$12.51		
Number of accumulation units outstanding at end of period	1,323		
WASHINGTON MUTUAL INVESTORS FUNDSM			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$10.85	$10.66	$9.95
Value at end of period	$12.58	$10.85	$10.66
Number of accumulation units outstanding at end of period	5,972	1,849	3,829

CFI 138

Condensed Financial Information (continued)

TABLE XXVI

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.45%

(Selected data for accumulation units outstanding throughout each period)

	2006	2005	2004
AIM GLOBAL HEALTH CARE FUND			
(Funds were first received in this option during January 2006)			
Value at beginning of period	$31.78		
Value at end of period	$31.61		
Number of accumulation units outstanding at end of period	264		
AIM MID CAP CORE EQUITY FUND			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$11.62	$10.99	$10.74
Value at end of period	$12.70	$11.62	$10.99
Number of accumulation units outstanding at end of period	0	449	79
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND			
(Funds were first received in this option during January 2006)			
Value at beginning of period	$11.18		
Value at end of period	$12.54		
Number of accumulation units outstanding at end of period	45		
AMERICAN BALANCED FUND®			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$10.65	$10.50	$9.94
Value at end of period	$11.69	$10.65	$10.50
Number of accumulation units outstanding at end of period	2,645	3,598	11
ARIEL APPRECIATION FUND			
(Funds were first received in this option during January 2006)			
Value at beginning of period	$11.21		
Value at end of period	$11.94		
Number of accumulation units outstanding at end of period	2,270		
ARIEL FUND			
(Funds were first received in this option during January 2006)			
Value at beginning of period	$11.87		
Value at end of period	$12.51		
Number of accumulation units outstanding at end of period	745		
BARON ASSET FUND			
(Funds were first received in this option during May 2006)			
Value at beginning of period	$13.99		
Value at end of period	$15.05		
Number of accumulation units outstanding at end of period	1,967		
EUROPACIFIC GROWTH FUND®			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$13.65	$12.79	
Value at end of period	$16.33	$13.65	
Number of accumulation units outstanding at end of period	2,700	2,997	

Condensed Financial Information (continued)

	2006	2005	2004
FIDELITY® ADVISOR MID CAP FUND			
(Funds were first received in this option during October 2004)			
Value at beginning of period	$12.06	$11.31	$9.94
Value at end of period	$13.42	$12.06	$11.31
Number of accumulation units outstanding at end of period	0	2,547	24
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$12.99	$11.31	$10.96
Value at end of period	$14.24	$12.99	$11.31
Number of accumulation units outstanding at end of period	12,841	16,687	108
FIDELITY® VIP EQUITY-INCOME PORTFOLIO			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$11.25	$10.29	
Value at end of period	$13.27	$11.25	
Number of accumulation units outstanding at end of period	3,213	33	
FRANKLIN SMALL CAP VALUE SECURITIES FUND			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$12.96	$12.11	$10.96
Value at end of period	$14.91	$12.96	$12.11
Number of accumulation units outstanding at end of period	1,402	186	42
ING BARON SMALL CAP GROWTH PORTFOLIO			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$12.81	$12.10	$10.66
Value at end of period	$14.55	$12.81	$12.10
Number of accumulation units outstanding at end of period	17	204	20
ING FINANCIAL SERVICES FUND			
(Funds were first received in this option during May 2006)			
Value at beginning of period	$11.67		
Value at end of period	$13.23		
Number of accumulation units outstanding at end of period	589		
ING FMRˢᴹ DIVERSIFIED MID CAP PORTFOLIO			
(Funds were first received in this option during March 2006)			
Value at beginning of period	$12.41		
Value at end of period	$13.00		
Number of accumulation units outstanding at end of period	2,052		
ING GNMA INCOME FUND			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$10.20	$10.10	$10.14
Value at end of period	$10.49	$10.20	$10.10
Number of accumulation units outstanding at end of period	3,355	6,173	49

Condensed Financial Information (continued)

	2006	2005	2004
ING INTERMEDIATE BOND FUND			
(Funds were first received in this option during January 2006)			
Value at beginning of period	$10.34		
Value at end of period	$10.56		
Number of accumulation units outstanding at end of period	60		
ING INTERNATIONAL SMALLCAP FUND			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$16.23		
Value at end of period	$17.77		
Number of accumulation units outstanding at end of period	1,879		
ING LEGG MASON VALUE PORTFOLIO			
(Funds were first received in this option during January 2006)			
Value at beginning of period	$11.81		
Value at end of period	$12.02		
Number of accumulation units outstanding at end of period	891		
ING OPPENHEIMER GLOBAL PORTFOLIO (I CLASS)			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$11.63	$11.14	
Value at end of period	$13.49	$11.63	
Number of accumulation units outstanding at end of period	4,102	4,431	
ING PIMCO TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$10.27	$10.21	$10.20
Value at end of period	$10.53	$10.27	$10.21
Number of accumulation units outstanding at end of period	6,874	1,112	194
ING REAL ESTATE FUND			
(Funds were first received in this option during October 2004)			
Value at beginning of period	$13.99	$12.65	$11.21
Value at end of period	$18.76	$13.99	$12.65
Number of accumulation units outstanding at end of period	1,042	413	78
ING SOLUTION 2035 PORTFOLIO			
(Funds were first received in this option during March 2006)			
Value at beginning of period	$11.38		
Value at end of period	$12.37		
Number of accumulation units outstanding at end of period	578		
ING SOLUTION 2045 PORTFOLIO			
(Funds were first received in this option during March 2006)			
Value at beginning of period	$11.65		
Value at end of period	$12.72		
Number of accumulation units outstanding at end of period	193		

Condensed Financial Information (continued)

	2006	2005	2004
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO			
(Funds were first received in this option during January 2006)			
Value at beginning of period	$11.18		
Value at end of period	$12.32		
Number of accumulation units outstanding at end of period	691		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$11.39	$11.13	$10.17
Value at end of period	$13.35	$11.39	$11.13
Number of accumulation units outstanding at end of period	257	837	122
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO			
(Funds were first received in this option during March 2006)			
Value at beginning of period	$11.41		
Value at end of period	$12.36		
Number of accumulation units outstanding at end of period	234		
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO			
(Funds were first received in this option during January 2006)			
Value at beginning of period	$11.11		
Value at end of period	$10.99		
Number of accumulation units outstanding at end of period	134		
ING VP INDEX PLUS LARGECAP PORTFOLIO			
(Funds were first received in this option during February 2005)			
Value at beginning of period	$11.05	$10.62	
Value at end of period	$12.43	$11.05	
Number of accumulation units outstanding at end of period	348	5,467	
ING VP INDEX PLUS MIDCAP PORTFOLIO			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$12.24	$11.22	$10.08
Value at end of period	$13.15	$12.24	$11.22
Number of accumulation units outstanding at end of period	2,418	6,718	32
ING VP INDEX PLUS SMALLCAP PORTFOLIO			
(Funds were first received in this option during December 2004)			
Value at beginning of period	$12.34	$11.68	$10.47
Value at end of period	$13.79	$12.34	$11.68
Number of accumulation units outstanding at end of period	728	159	25
ING VP INTERMEDIATE BOND PORTFOLIO			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$10.34	$10.29	
Value at end of period	$10.56	$10.34	
Number of accumulation units outstanding at end of period	2,826	5,141	

Condensed Financial Information (continued)

	2006	2005	2004
ING VP INTERNATIONAL VALUE PORTFOLIO			
(Funds were first received in this option during July 2006)			
Value at beginning of period	$13.20		
Value at end of period	$15.79		
Number of accumulation units outstanding at end of period	38		
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$10.70	$10.64	
Value at end of period	$11.41	$10.70	
Number of accumulation units outstanding at end of period	2,337	16	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$11.31	$11.11	
Value at end of period	$12.60	$11.31	
Number of accumulation units outstanding at end of period	1,408	15	
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$10.99	$10.88	
Value at end of period	$12.02	$10.99	
Number of accumulation units outstanding at end of period	3,011	34	
ING VP VALUE OPPORTUNITY PORTFOLIO			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$11.68		
Value at end of period	$12.84		
Number of accumulation units outstanding at end of period	9		
LORD ABBETT AFFILIATED FUND			
(Funds were first received in this option during April 2006)			
Value at beginning of period	$11.82		
Value at end of period	$12.93		
Number of accumulation units outstanding at end of period	2,588		
LORD ABBETT MID-CAP VALUE FUND			
(Funds were first received in this option during August 2005)			
Value at beginning of period	$12.67	$12.45	
Value at end of period	$14.01	$12.67	
Number of accumulation units outstanding at end of period	1,300	4,801	
LORD ABBETT SMALL-CAP VALUE FUND			
(Funds were first received in this option during August 2005)			
Value at beginning of period	$13.07	$12.55	
Value at end of period	$15.48	$13.07	
Number of accumulation units outstanding at end of period	3,488	6,659	

CFI 143

Condensed Financial Information (continued)

	2006	2005	2004
MUTUAL DISCOVERY FUND			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$13.23		
Value at end of period	$15.79		
Number of accumulation units outstanding at end of period	34		
OPPENHEIMER DEVELOPING MARKETS FUND			
(Funds were first received in this option during October 2004)			
Value at beginning of period	$17.98	$12.94	$10.90
Value at end of period	$22.14	$17.98	$12.94
Number of accumulation units outstanding at end of period	2,826	5,154	64
PAX WORLD BALANCED FUND			
(Funds were first received in this option during October 2004)			
Value at beginning of period	$11.43	$11.02	$10.17
Value at end of period	$12.44	$11.43	$11.02
Number of accumulation units outstanding at end of period	0	72	13
PIONEER EQUITY INCOME VCT PORTFOLIO			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$12.14		
Value at end of period	$14.10		
Number of accumulation units outstanding at end of period	37		
PIONEER HIGH YIELD FUND			
(Funds were first received in this option during October 2004)			
Value at beginning of period	$10.45	$10.38	$10.09
Value at end of period	$11.36	$10.45	$10.38
Number of accumulation units outstanding at end of period	833	837	89
PIONEER MID CAP VALUE VCT PORTFOLIO			
(Funds were first received in this option during January 2006)			
Value at beginning of period	$12.68		
Value at end of period	$13.65		
Number of accumulation units outstanding at end of period	81		
TEMPLETON FOREIGN FUND			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$12.36	$11.36	$10.12
Value at end of period	$14.59	$12.36	$11.36
Number of accumulation units outstanding at end of period	20	820	135
THE GROWTH FUND OF AMERICA®			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$12.06	$10.74	$9.90
Value at end of period	$13.15	$12.06	$10.74
Number of accumulation units outstanding at end of period	5,405	10,086	54

Condensed Financial Information (continued)

	2006	2005	2004
THE INCOME FUND OF AMERICA®			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$11.14	$11.08	
Value at end of period	$13.16	$11.14	
Number of accumulation units outstanding at end of period	3,153	3,526	
T. ROWE PRICE MID-CAP VALUE FUND			
(Funds were first received in this option during October 2004)			
Value at beginning of period	$12.20	$11.54	$10.42
Value at end of period	$14.38	$12.20	$11.54
Number of accumulation units outstanding at end of period	0	127	24
VANGUARD® DIVERSIFIED VALUE PORTFOLIO			
(Funds were first received in this option during November 2005)			
Value at beginning of period	$12.09	$12.16	
Value at end of period	$14.08	$12.09	
Number of accumulation units outstanding at end of period	0	15	
VANGUARD® EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during November 2005)			
Value at beginning of period	$11.39	$11.53	
Value at end of period	$13.47	$11.39	
Number of accumulation units outstanding at end of period	0	14	
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO			
(Funds were first received in this option during November 2005)			
Value at beginning of period	$11.57	$11.66	
Value at end of period	$12.49	$11.57	
Number of accumulation units outstanding at end of period	0	6	
WASHINGTON MUTUAL INVESTORS FUND^SM			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$10.84	$10.58	
Value at end of period	$12.56	$10.84	
Number of accumulation units outstanding at end of period	4,720	6,726	

TABLE XXVII

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.50%
(Selected data for accumulation units outstanding throughout each period)

	2006
BARON ASSET FUND	
(Funds were first received in this option during July 2006)	
Value at beginning of period	$13.82
Value at end of period	$15.03
Number of accumulation units outstanding at end of period	123

CFI 145

	2006
EUROPACIFIC GROWTH FUND®	
(Funds were first received in this option during July 2006)	
Value at beginning of period	$14.46
Value at end of period	$16.31
Number of accumulation units outstanding at end of period	68
FIDELITY® VIP CONTRAFUND® PORTFOLIO	
(Funds were first received in this option during July 2006)	
Value at beginning of period	$13.24
Value at end of period	$14.22
Number of accumulation units outstanding at end of period	160
ING BARON SMALL CAP GROWTH PORTFOLIO	
(Funds were first received in this option during July 2006)	
Value at beginning of period	$13.33
Value at end of period	$14.52
Number of accumulation units outstanding at end of period	85
ING INTERMEDIATE BOND FUND	
(Funds were first received in this option during July 2006)	
Value at beginning of period	$10.18
Value at end of period	$10.55
Number of accumulation units outstanding at end of period	139
ING SOLUTION 2025 PORTFOLIO	
(Funds were first received in this option during July 2006)	
Value at beginning of period	$11.03
Value at end of period	$12.02
Number of accumulation units outstanding at end of period	1,212
ING SOLUTION 2045 PORTFOLIO	
(Funds were first received in this option during July 2006)	
Value at beginning of period	$11.49
Value at end of period	$12.71
Number of accumulation units outstanding at end of period	787
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO	
(Funds were first received in this option during July 2006)	
Value at beginning of period	$10.98
Value at end of period	$12.35
Number of accumulation units outstanding at end of period	127
ING VAN KAMPEN COMSTOCK PORTFOLIO	
(Funds were first received in this option during July 2006)	
Value at beginning of period	$11.75
Value at end of period	$13.02
Number of accumulation units outstanding at end of period	119

Condensed Financial Information (continued)

	2006
PIONEER HIGH YIELD FUND	
(Funds were first received in this option during July 2006)	
Value at beginning of period	$10.59
Value at end of period	$11.35
Number of accumulation units outstanding at end of period	133
TEMPLETON GROWTH FUND, INC.	
(Funds were first received in this option during July 2006)	
Value at beginning of period	$12.60
Value at end of period	$14.30
Number of accumulation units outstanding at end of period	77
THE GROWTH FUND OF AMERICA®	
(Funds were first received in this option during July 2006)	
Value at beginning of period	$12.16
Value at end of period	$13.13
Number of accumulation units outstanding at end of period	127

TABLE XXVIII
FOR CONTRACTS WITH DAILY ASSET CHARGE OF 1.55%
(Selected data for accumulation units outstanding throughout each period)

	2006	2005
AIM MID CAP CORE EQUITY FUND		
(Funds were first received in this option during May 2006)		
Value at beginning of period	$12.28	
Value at end of period	$12.67	
Number of accumulation units outstanding at end of period	941	
AMERICAN BALANCED FUND®		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$10.63	$10.33
Value at end of period	$11.66	$10.63
Number of accumulation units outstanding at end of period	270	605
ARIEL APPRECIATION FUND		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$10.94	$10.86
Value at end of period	$11.91	$10.94
Number of accumulation units outstanding at end of period	34	8
EUROPACIFIC GROWTH FUND®		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$13.62	$12.64
Value at end of period	$16.29	$13.62
Number of accumulation units outstanding at end of period	296	893

Condensed Financial Information (continued)

	2006	2005
FIDELITY® ADVISOR MID CAP FUND		
(Funds were first received in this option during May 2006)		
Value at beginning of period	$12.90	
Value at end of period	$13.38	
Number of accumulation units outstanding at end of period	326	
FIDELITY® VIP CONTRAFUND® PORTFOLIO		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$12.96	$12.28
Value at end of period	$14.20	$12.96
Number of accumulation units outstanding at end of period	4,386	3,176
FIDELITY® VIP EQUITY-INCOME PORTFOLIO		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$11.23	$10.96
Value at end of period	$13.23	$11.23
Number of accumulation units outstanding at end of period	1,210	6
FRANKLIN SMALL-MID CAP GROWTH FUND		
(Funds were first received in this option during November 2006)		
Value at beginning of period	$12.56	
Value at end of period	$12.43	
Number of accumulation units outstanding at end of period	8	
FRANKLIN SMALL CAP VALUE SECURITIES FUND		
(Funds were first received in this option during April 2006)		
Value at beginning of period	$14.50	
Value at end of period	$14.87	
Number of accumulation units outstanding at end of period	454	
ING BARON SMALL CAP GROWTH PORTFOLIO		
(Funds were first received in this option during February 2006)		
Value at beginning of period	$13.58	
Value at end of period	$14.50	
Number of accumulation units outstanding at end of period	1,229	
ING GNMA INCOME FUND		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$10.18	$10.22
Value at end of period	$10.46	$10.18
Number of accumulation units outstanding at end of period	1,104	3,397
ING INTERMEDIATE BOND FUND		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$10.31	$10.40
Value at end of period	$10.53	$10.31
Number of accumulation units outstanding at end of period	280	65
ING JPMORGAN MID CAP VALUE PORTFOLIO		
(Funds were first received in this option during April 2006)		
Value at beginning of period	$13.02	
Value at end of period	$14.24	
Number of accumulation units outstanding at end of period	85	

CFI 148

Condensed Financial Information (continued)

	2006	2005
ING MFS TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during February 2006)		
Value at beginning of period	$11.07	
Value at end of period	$11.99	
Number of accumulation units outstanding at end of period	1,013	
ING OPPENHEIMER GLOBAL PORTFOLIO (I CLASS)		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$11.62	$11.00
Value at end of period	$13.46	$11.62
Number of accumulation units outstanding at end of period	2,733	1,111
ING PIMCO TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during February 2006)		
Value at beginning of period	$10.26	
Value at end of period	$10.50	
Number of accumulation units outstanding at end of period	3,586	
ING REAL ESTATE FUND		
(Funds were first received in this option during May 2006)		
Value at beginning of period	$15.35	
Value at end of period	$18.70	
Number of accumulation units outstanding at end of period	752	
ING SOLUTION 2015 PORTFOLIO		
(Funds were first received in this option during September 2006)		
Value at beginning of period	$11.08	
Value at end of period	$11.57	
Number of accumulation units outstanding at end of period	15	
ING SOLUTION 2025 PORTFOLIO		
(Funds were first received in this option during May 2006)		
Value at beginning of period	$11.13	
Value at end of period	$12.01	
Number of accumulation units outstanding at end of period	5,086	
ING SOLUTION 2035 PORTFOLIO		
(Funds were first received in this option during April 2006)		
Value at beginning of period	$11.45	
Value at end of period	$12.35	
Number of accumulation units outstanding at end of period	973	
ING SOLUTION 2045 PORTFOLIO		
(Funds were first received in this option during April 2006)		
Value at beginning of period	$11.75	
Value at end of period	$12.70	
Number of accumulation units outstanding at end of period	624	

CFI 149

Condensed Financial Information (continued)

	2006	2005
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO		
(Funds were first received in this option during May 2006)		
Value at beginning of period	$12.12	
Value at end of period	$13.31	
Number of accumulation units outstanding at end of period	1,578	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO		
(Funds were first received in this option during February 2006)		
Value at beginning of period	$11.36	
Value at end of period	$12.33	
Number of accumulation units outstanding at end of period	272	
ING VP INDEX PLUS LARGECAP PORTFOLIO		
(Funds were first received in this option during May 2006)		
Value at beginning of period	$11.45	
Value at end of period	$12.40	
Number of accumulation units outstanding at end of period	184	
ING VP INDEX PLUS MIDCAP PORTFOLIO		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$12.22	$11.61
Value at end of period	$13.11	$12.22
Number of accumulation units outstanding at end of period	1,310	1,237
ING VP INDEX PLUS SMALLCAP PORTFOLIO		
(Funds were first received in this option during February 2006)		
Value at beginning of period	$13.24	
Value at end of period	$13.75	
Number of accumulation units outstanding at end of period	1,556	
ING VP INTERMEDIATE BOND PORTFOLIO		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$10.32	$10.29
Value at end of period	$10.53	$10.32
Number of accumulation units outstanding at end of period	0	765
ING VP INTERNATIONAL VALUE PORTFOLIO		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$12.35	$11.73
Value at end of period	$15.74	$12.35
Number of accumulation units outstanding at end of period	188	7
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$10.68	$10.54
Value at end of period	$11.38	$10.68
Number of accumulation units outstanding at end of period	0	358

Condensed Financial Information (continued)

	2006	2005
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$11.29	$10.94
Value at end of period	$12.56	$11.29
Number of accumulation units outstanding at end of period	0	1,029
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$10.97	$10.74
Value at end of period	$11.99	$10.97
Number of accumulation units outstanding at end of period	0	1,886
LORD ABBETT AFFILIATED FUND		
(Funds were first received in this option during February 2006)		
Value at beginning of period	$11.63	
Value at end of period	$12.89	
Number of accumulation units outstanding at end of period	1,047	
LORD ABBETT MID-CAP VALUE FUND		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$12.65	$12.47
Value at end of period	$13.96	$12.65
Number of accumulation units outstanding at end of period	792	7
LORD ABBETT SMALL-CAP VALUE FUND		
(Funds were first received in this option during October 2005)		
Value at beginning of period	$13.04	$12.46
Value at end of period	$15.44	$13.04
Number of accumulation units outstanding at end of period	327	2,402
MUTUAL DISCOVERY FUND		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$13.02	$12.42
Value at end of period	$15.75	$13.02
Number of accumulation units outstanding at end of period	27	7
NEW PERSPECTIVE FUND®		
(Funds were first received in this option during February 2006)		
Value at beginning of period	$12.41	
Value at end of period	$14.18	
Number of accumulation units outstanding at end of period	605	
OPPENHEIMER DEVELOPING MARKETS FUND		
(Funds were first received in this option during May 2006)		
Value at beginning of period	$21.37	
Value at end of period	$22.07	
Number of accumulation units outstanding at end of period	501	

CFI 151

Condensed Financial Information (continued)

	2006	2005
OPPENHEIMER MAIN STREET FUND®		
(Funds were first received in this option during November 2006)		
Value at beginning of period	$12.22	
Value at end of period	$12.37	
Number of accumulation units outstanding at end of period	6	
PAX WORLD BALANCED FUND		
(Funds were first received in this option during May 2006)		
Value at beginning of period	$12.02	
Value at end of period	$12.41	
Number of accumulation units outstanding at end of period	260	
PIONEER EQUITY INCOME VCT PORTFOLIO		
(Funds were first received in this option during November 2006)		
Value at beginning of period	$13.77	
Value at end of period	$14.06	
Number of accumulation units outstanding at end of period	24	
PIONEER HIGH YIELD FUND		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$10.43	$10.44
Value at end of period	$11.33	$10.43
Number of accumulation units outstanding at end of period	1,137	8
TEMPLETON FOREIGN FUND		
(Funds were first received in this option during May 2006)		
Value at beginning of period	$13.98	
Value at end of period	$14.54	
Number of accumulation units outstanding at end of period	1,697	
THE GROWTH FUND OF AMERICA®		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$12.04	$11.45
Value at end of period	$13.11	$12.04
Number of accumulation units outstanding at end of period	1,792	1,860
THE INCOME FUND OF AMERICA®		
(Funds were first received in this option during October 2006)		
Value at beginning of period	$12.44	
Value at end of period	$13.12	
Number of accumulation units outstanding at end of period	62	
T. ROWE PRICE MID-CAP VALUE FUND		
(Funds were first received in this option during May 2006)		
Value at beginning of period	$13.03	
Value at end of period	$14.34	
Number of accumulation units outstanding at end of period	235	
WASHINGTON MUTUAL INVESTORS FUNDˢᴹ		
(Funds were first received in this option during September 2005)		
Value at beginning of period	$10.81	$10.72
Value at end of period	$12.52	$10.81
Number of accumulation units outstanding at end of period	1,779	4,796

CFI 152

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of an Account C prospectus dated April 30, 2007, as well as all current prospectuses for the funds available under the Contracts.

___ Please send an Account C Statement of Additional Information (Form No. SAI.109860-07) dated April 30, 2007.

CONTRACT HOLDER'S SIGNATURE

DATE


VARIABLE ANNUITY ACCOUNT C
OF
ING LIFE INSURANCE AND ANNUITY COMPANY


Statement of Additional Information dated April 30, 2007

For
ING Map Plus NP^{SM}

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus dated April 30, 2007. The contract offered in connection with the prospectus is a group deferred variable annuity contract funded through Variable Annuity Account C (the "separate account").

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING
USFS Customer Service
Defined Contribution Administration, TS21
151 Farmington Avenue
Hartford, Connecticut 06156
1-800-262-3862

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company", "we", "us", "our") is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

As of December 31, 2006, the Company had $59 billion invested through their products, including $50 billion in their separate accounts (of which the Company's investment management affiliates manage or oversee the management of $19 billion). The Company is ranked based on assets among the top 2% of all life and health insurance companies rated by A.M. Best Company as of July 19, 2006. The Company is an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management and is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

In addition to serving as the depositor for the separate account, the Company is a registered investment adviser under the Investment Advisers Act of 1940.

Other than the daily asset charge, subaccount administrative adjustment charge (if any) and the transferred asset benefit charge (if applicable) described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds listed below. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds may be available in all jurisdictions, under all contracts, or under all plans.

The funds currently available under the contract are as follows:

AIM Global Health Care Fund (Investor Class)[1]	ING Legg Mason Partners Aggressive Growth Portfolio (S Class)	ING VP Strategic Allocation Conservative Portfolio (Class I)
AIM Mid Cap Core Equity Fund (Class A)[1]	ING Legg Mason Value Portfolio (Class S)	ING VP Strategic Allocation Growth Portfolio (Class I)
AllianceBernstein Growth and Income Fund (Class A)[1]	ING Lord Abbett Affiliated Portfolio (Class S)	ING VP Strategic Allocation Moderate Portfolio (Class I)
Allianz NFJ Small-Cap Value Fund, Inc. (Class A)[1][2]	ING Marsico Growth Portfolio (Class S)	ING VP Value Opportunity Portfolio (Class I)
American Balanced Fund® (Class R-3)[1]	ING Marsico International Opportunities Portfolio (Class S)	ING Wells Fargo Disciplined Value Portfolio (Class S)[3]
Ariel Appreciation Fund[1]	ING MFS Total Return Portfolio (Class S)	ING Wells Fargo Small Cap Disciplined Portfolio (Class S)
Ariel Fund[1]	ING Neuberger Berman Partners Portfolio (S Class)	Lazard Mid Cap Portfolio (Open Shares)[4][1]
Baron Asset Fund[1]	ING Oppenheimer Global Portfolio (I Class)	Legg Mason Value Trust, Inc. (Primary Class)[1]
Baron Growth Fund[1]	ING Oppenheimer Main Street Portfolio® (Class S)	Lord Abbett Affiliated Fund (Class A)[1]
EuroPacific Growth Fund® (Class R-3)[1]	ING Oppenheimer Strategic Income Portfolio (S Class)[4]	Lord Abbett Mid-Cap Value Fund (Class A)[1][8]
Evergreen Special Values Fund (Class A)[1]*	ING PIMCO High Yield Portfolio (Class S)	Lord Abbett Small-Cap Value Fund (Class A)[1][8]
Fidelity® Advisor Mid Cap Fund (Class T)[1]	ING PIMCO Total Return Portfolio (Service Class)	Massachusetts Investors Growth Stock Fund (Class A)[1]
Fidelity® VIP Contrafund® Portfolio (Initial Class)	ING Pioneer Equity Income Portfolio (Class S)[5]	Mutual Discovery Fund (Class R)[1]
Fidelity® VIP Equity-Income Portfolio (Initial Class)	ING Pioneer Fund Portfolio (Class S)	Neuberger Berman Socially Responsive Fund® (Trust Class)[1]
Fidelity® VIP Growth Portfolio (Initial Class)	ING Pioneer High Yield Portfolio (S Class)	New Perspective Fund® (Class R-3)[1]
Franklin Small Cap Value Securities Fund (Class 2)	ING Pioneer Mid Cap Value Portfolio (Class S)	OpCap Mid Cap Portfolio[4]
Franklin Small-Mid Cap Growth Fund (Class 2)	ING Real Estate Fund (Class A)[1]	Oppenheimer Capital Appreciation Fund (Class A)[1]
ING American Century Small-Mid Cap Value Portfolio (S Class)	ING Solution 2015 Portfolio (Adv Class)[6]	Oppenheimer Developing Markets Fund (Class A)[1][9]
ING Baron Asset Portfolio (S Class)	ING Solution 2025 Portfolio (Adv Class)[6]	Oppenheimer Main Street Fund® (Class A)[1]
ING Baron Small Cap Growth Portfolio (S Class)	ING Solution 2035 Portfolio (Adv Class)[6]	Pax World Balanced Fund (Individual Investor Class)[1]
ING Columbia Small Cap Value II Portfolio (S Class)	ING Solution 2045 Portfolio (Adv Class)[6]	PIMCO VIT Real Return Portfolio (Administrative Class)
ING Davis Venture Value Portfolio (S Class)	ING Solution Income Portfolio (Adv Class)[6]	Pioneer Emerging Markets VCT Portfolio (Class I)
ING Evergreen Health Sciences Portfolio (Class S)	ING T. Rowe Price Capital Appreciation Portfolio (Class S)	Pioneer Equity Income VCT Portfolio (Class I)
ING Financial Services Fund (Class A)[1]	ING T. Rowe Price Diversified Mid Cap Growth Portfolio (S Class)[7]	Pioneer Fund VCT Portfolio (Class I)
ING FMR^SM Diversified Mid Cap Portfolio (Class S)**	ING T. Rowe Price Equity Income Portfolio (Class S)	Pioneer High Yield Fund (Class A)[1]
ING FMR^SM Large Cap Growth Portfolio (Class S)**[3]	ING T. Rowe Price Growth Equity Portfolio (Class S)	Pioneer Mid Cap Value VCT Portfolio (Class I)
ING GNMA Income Fund (Class A)[1]	ING Templeton Foreign Equity Portfolio (S Class)	T. Rowe Price Mid-Cap Value Fund (R Class)[1][10]
ING Intermediate Bond Fund (Class A)[1]	ING Templeton Global Growth Portfolio (Class S)	Templeton Foreign Fund (Class A)[1]
ING International Growth Opportunities Fund (Class Q)[1][3]	ING UBS U.S. Small Cap Growth Portfolio (S Class)	Templeton Growth Fund, Inc. (Class A)[1]
ING International SmallCap Fund (Class A)[1]	ING Van Kampen Comstock Portfolio (S Class)	The Growth Fund of America® (Class R-3)[1]
ING JPMorgan Emerging Markets Equity Portfolio (Class S)	ING Van Kampen Real Estate Portfolio (Class S)	The Income Fund of America® (Class R-3)[1]
ING JPMorgan International Portfolio (S Class)	ING VP Balanced Portfolio, Inc. (Class I)	UBS U.S. Small Cap Growth Fund (Class A)[1]
ING JPMorgan Mid Cap Value Portfolio (S Class)	ING VP Global Science and Technology Portfolio (Class I)	Vanguard® Diversified Value Portfolio
ING JPMorgan Value Opportunities Portfolio (Class S)	ING VP Index Plus International Equity Portfolio (Class S)	Vanguard® Equity Income Portfolio
ING LargeCap Growth Fund (Class A)[1]	ING VP Index Plus LargeCap Portfolio (Class I)	Vanguard® Small Company Growth Portfolio
	ING VP Index Plus MidCap Portfolio (Class I)	Wanger International Small Cap[4]
	ING VP Index Plus SmallCap Portfolio (Class I)	Washington Mutual Investors Fund^SM (Class R-3)[1]
	ING VP Intermediate Bond Portfolio (Class I)	
	ING VP International Value Portfolio (Class I)	
	ING VP Money Market Portfolio (Class I)	
	ING VP Small Company Portfolio (Class I)	

* Only available to plans that were offering the fund prior to September 1, 2005.
** FMR is a service mark of Fidelity Management & Research Company.
1 This fund is available to the general public. See "Investment Options - Additional Risks of Investing in the Funds" in the prospectus.
2 Only available to plans that were offering this fund prior to May 6, 2005.
3 This fund has changed its name to the name listed above. See Appendix - Fund Descriptions IV in the prospectus for a complete list of former and current fund names.
4 This fund is scheduled to be available on May 7, 2007.
5 This fund is scheduled to be available on May 11, 2007.
6 These funds are structured as fund of funds that invest directly in shares of underlying funds. See "Fees - Fund Fees and Expenses" in the prospectus for additional information.
7 Initial Class shares of this fund are available only to plans that were offering Initial Class prior to November 3, 2005. Service Class shares remain available for investment under the contract.
8 Only available to plans that were offering the fund prior to September 1, 2005.
9 Only available to those plans that were offering the fund prior to March 6, 2006.
10 Only available to plans that were offering the fund prior to February 25, 2005.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectus and statement of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company is the depositor and the Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "Contract Ownership and Rights" and "Your Account Value."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2006, 2005 and 2004 amounted to approximately $43,390,180.16, $36,978,063.93, and $33,938,738.36, respectively. These amounts reflect approximate compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of ING Life Insurance and Annuity Company.

As described in the prospectus, compensation paid to those who sell the contract can affect the daily asset charge applied. The following chart illustrates the maximum daily asset charge that may be applied under a contract depending upon the compensation option selected by the individual selling the contract.

Maximum Daily Asset Charge for Case Based Compensation

	First Case Year (Case Year 1 Only)	Renewal Year & Increase Deposits (All Case Years)	Takeover (Case Year 1 Only)	Asset Based (Starts Case Month 1)	Asset Based (Starts Case Month 13)	Maximum Daily Asset Charge
Option 1	1.00%	0.00%	1.00%	0.00%	0.15	1.10
Option 2	1.00%	0.00%	1.00%	0.00%	0.25	1.25
Option 3	1.00%	0.00%	1.00%	0.00%	0.30	1.30
Option 4	1.00%	0.00%	1.00%	0.00%	0.40	1.45
Option 5	1.00%	0.00%	1.00%	0.00%	0.50	1.55
Option 6	0.00%	0.00%	0.00%	0.40%	0.00	1.25
Option 7	0.00%	0.00%	0.00%	0.00%	0.00	0.75

Maximum Daily Asset Charge for Participant Based Compensation

	First Participant Year and Increases	Renewal Premium	Tax Free Exchanges/ Takeover Assets	Asset Based (Starts Participant Month 13)	Maximum Daily Asset Charge
Option 1	3.00	0.25	1.00	0.10	1.20
Option 2	2.00	0.50	2.00	0.25	1.55
Option 3	1.00	1.00	1.00	0.25	1.35

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "The Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

The Annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis.

Income phase payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.40000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

* If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, 55 Ivan Allen Jr. Boulevard, Suite 1000, Atlanta, GA 30308 is the independent registered public accounting firm for the separate account and for the Company. The services provided to the separate account include primarily the audit of the separate account's financial statements.

FINANCIAL STATEMENTS

Variable Annuity Account C of

ING Life Insurance and Annuity Company

Year ended December 31, 2006

with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Financial Statements
Year ended December 31, 2006

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of the Divisions constituting Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account") as of December 31, 2006, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Growth Series:
  AIM Mid Cap Core Equity Fund - Class A
  AIM Small Cap Growth Fund - Class A
AIM Investment Funds:
  AIM Global Health Care Fund - Investor Class
AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I Shares
  AIM V.I. Core Equity Fund - Series I Shares
  AIM V.I. Growth Fund - Series I Shares
  AIM V.I. Premier Equity Fund - Series I Shares
AllianceBernstein Growth and Income Fund, Inc.:
  AllianceBernstein Growth and Income Fund, Inc. - Class A
AllianceBernstein Variable Products Series Fund, Inc.:
  AllianceBernstein Growth and Income Portfolio - Class A
Allianz Funds:
  Allianz NFJ Small-Cap Value - Class A
American Balanced Fund®, Inc.:
  American Balanced Fund® - Class R-3
American Century Quantitative Equity Funds, Inc.:
  American Century Income & Growth Fund - Advisor Class
Ariel Investment Trust:
  Ariel Appreciation Fund
  Ariel Fund
Baron Investment Funds Trust:
  Baron Asset Fund
  Baron Growth Fund
Calvert Variable Series, Inc.:
  Calvert Social Balanced Portfolio
Capital One Funds:
  Capital One Mid Cap Equity Fund - Class A
DWS Institutional Funds:
  DWS Equity 500 Index Fund - Class S
EuroPacific Growth Fund®:
  EuroPacific Growth Fund® - Class R-3
  EuroPacific Growth Fund® - Class R-4
Evergreen Equity Trust:
  Evergreen Special Values Fund - Class A
Fidelity® Advisor Series I:
  Fidelity® Advisor Mid Cap Fund - Class T
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class

Fidelity® Variable Insurance Products II:
  Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Mid Cap Portfolio - Initial Class
Franklin Mutual Series Fund, Inc.:
  Mutual Discovery Fund - Class R
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Equity Trust:
  ING Financial Services Fund - Class A
  ING Real Estate Fund - Class A
ING Funds Trust:
  ING GNMA Income Fund - Class A
  ING Intermediate Bond Fund - Class A
ING GET Fund:
  ING GET Fund - Series L
  ING GET Fund - Series Q
  ING GET Fund - Series S
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service
    Class
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING Evergreen Health Sciences Portfolio - Service Class
  ING FMR℠ Diversified Mid Cap Portfolio - Service Class
  ING FMR℠ Large Cap Growth Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity
    Portfolio - Adviser Class
  ING JPMorgan Emerging Markets Equity
    Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity
    Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING JPMorgan Value Opportunities
    Portfolio - Institutional Class
  ING JPMorgan Value Opportunities Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Service Class
  ING Legg Mason Partners All Cap Portfolio - Service Class
  ING Legg Mason Value Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Service Class

ING Investors Trust (continued):
  ING Marsico International Opportunities
    Portfolio - Service Class
  ING MFS Total Return Portfolio - Adviser Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Service Class
  ING PIMCO High Yield Portfolio - Institutional Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Stock Index Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service
    Class
  ING T. Rowe Price Equity Income Portfolio - Adviser Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Institutional Class
  ING Templeton Global Growth Portfolio - Service Class
  ING Van Kampen Equity Growth Portfolio - Service Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Van Kampen Real Estate Portfolio - Institutional Class
  ING Van Kampen Real Estate Portfolio - Service Class
  ING VP Index Plus International Equity Portfolio - Service Class
  ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Mutual Funds:
  ING International Fund - Class Q
  ING International SmallCap Fund - Class A
ING Partners, Inc.:
  ING American Century Large Company Value
    Portfolio - Adviser Class
  ING American Century Large Company Value
    Portfolio - Service Class
  ING American Century Select Portfolio - Initial Class
  ING American Century Select Portfolio - Service Class
  ING American Century Small-Mid Cap Value
    Portfolio - Adviser Class
  ING American Century Small-Mid Cap Value
    Portfolio - Service Class
  ING Baron Asset Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Adviser Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value II Portfolio - Service Class
  ING Davis Venture Value Portfolio - Service Class
  ING Fidelity® VIP Mid Cap Portfolio - Service Class
  ING Fundamental Research Portfolio - Adviser Class
  ING Fundamental Research Portfolio - Service Class
  ING Goldman Sachs® Capital Growth Portfolio - Service Class
  ING Goldman Sachs® Structured Equity
    Portfolio - Adviser Class
  ING JPMorgan International Portfolio - Adviser Class
  ING JPMorgan International Portfolio - Initial Class
  ING JPMorgan International Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Adviser Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason Partners Aggressive Growth
    Portfolio - Adviser Class

ING Partners, Inc. (continued):
  ING Legg Mason Partners Aggressive Growth
    Portfolio - Initial Class
  ING Legg Mason Partners Aggressive Growth
    Portfolio - Service Class
  ING Legg Mason Partners Large Cap Growth
    Portfolio - Adviser Class
  ING Legg Mason Partners Large Cap Growth
    Portfolio - Initial Class
  ING Neuberger Berman Partners Portfolio - Service Class
  ING Neuberger Berman Regency Portfolio - Service Class
  ING OpCap Balanced Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Adviser Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income Portfolio - Adviser Class
  ING Oppenheimer Strategic Income Portfolio - Initial Class
  ING PIMCO Total Return Portfolio - Adviser Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Pioneer High Yield Portfolio - Service Class
  ING Solution 2015 Portfolio - Adviser Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Adviser Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Adviser Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Adviser Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Adviser Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Adviser Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Adviser Class
  ING T. Rowe Price Growth Equity Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING Thornburg Value Portfolio - Adviser Class
  ING Thornburg Value Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
  ING UBS U.S. Small Cap Growth Portfolio - Service Class
  ING Van Kampen Comstock Portfolio - Adviser Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Adviser Class
  ING Van Kampen Equity and Income Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Conservative Portfolio - Class I
  ING VP Strategic Allocation Growth Portfolio - Class I
  ING VP Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING VP Growth and Income Portfolio - Class I

ING Variable Insurance Trust:
   ING GET U.S. Core Portfolio - Series 1
   ING GET U.S. Core Portfolio - Series 2
   ING GET U.S. Core Portfolio - Series 3
   ING GET U.S. Core Portfolio - Series 5
   ING GET U.S. Core Portfolio - Series 6
   ING GET U.S. Core Portfolio - Series 7
   ING GET U.S. Core Portfolio - Series 8
   ING GET U.S. Core Portfolio - Series 9
   ING GET U.S. Core Portfolio - Series 10
   ING GET U.S. Core Portfolio - Series 11
ING Variable Portfolios, Inc.:
   ING VP Global Science and Technology Portfolio - Class I
   ING VP Growth Portfolio - Class I
   ING VP Index Plus LargeCap Portfolio - Class I
   ING VP Index Plus LargeCap Portfolio - Class S
   ING VP Index Plus MidCap Portfolio - Class I
   ING VP Index Plus MidCap Portfolio - Class S
   ING VP Index Plus SmallCap Portfolio - Class I
   ING VP Index Plus SmallCap Portfolio - Class S
   ING VP International Equity Portfolio - Class I
   ING VP International Equity Portfolio - Class S
   ING VP Small Company Portfolio - Class I
   ING VP Small Company Portfolio - Class S
   ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
   ING VP Financial Services Portfolio - Class I
   ING VP International Value Portfolio - Class I
   ING VP International Value Portfolio - Class S
   ING VP MidCap Opportunities Portfolio - Class I
   ING VP MidCap Opportunities Portfolio - Class S
   ING VP Real Estate Portfolio - Class I
   ING VP SmallCap Opportunities Portfolio - Class I
   ING VP SmallCap Opportunities Portfolio - Class S
ING VP Balanced Portfolio, Inc.:
   ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
   ING VP Intermediate Bond Portfolio - Class I
   ING VP Intermediate Bond Portfolio - Class S
ING VP Money Market Portfolio:
   ING VP Money Market Portfolio - Class I
ING VP Natural Resources Trust:
   ING VP Natural Resources Trust
Janus Adviser Series:
   Janus Adviser Balanced Fund - Class S
Janus Aspen Series:
   Janus Aspen Series Balanced Portfolio - Institutional Shares
   Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
   Janus Aspen Series Large Cap Growth
     Portfolio - Institutional Shares
   Janus Aspen Series Mid Cap Growth
     Portfolio - Institutional Shares
   Janus Aspen Series Worldwide Growth
     Portfolio - Institutional Shares
Legg Mason Value Trust, Inc.:
   Legg Mason Value Trust, Inc. - Primary Class
LKCM Funds:
   LKCM Aquinas Growth Fund
Lord Abbett Affiliated Fund, Inc.:
   Lord Abbett Affiliated Fund - Class A

Lord Abbett Mid Cap Value Fund, Inc.:
   Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Lord Abbett Research Fund, Inc.:
   Lord Abbett Small-Cap Value Fund - Class A
Lord Abbett Series Fund, Inc.:
   Lord Abbett Series Fund - Growth and Income
     Portfolio - Class VC
   Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Massachusetts Investors Growth Stock Fund:
   Massachusetts Investors Growth Stock Fund - Class A
MFS® Variable Insurance Trust℠:
   MFS® Total Return Series - Initial Class
Moderate Allocation Portfolio:
   Moderate Allocation Portfolio
Neuberger Berman Equity Funds®:
   Neuberger Berman Socially Responsive Fund® - Trust Class
New Perspective Fund®, Inc.:
   New Perspective Fund®, Inc. - Class R-3
   New Perspective Fund®, Inc. - Class R-4
Oppenheimer Capital Appreciation Fund:
   Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
   Oppenheimer Developing Markets Fund - Class A
Oppenheimer Global Fund:
   Oppenheimer Global Fund - Class A
Oppenheimer Main Street Funds®, Inc.:
   Oppenheimer Main Street Fund® - Class A
Oppenheimer Variable Account Funds:
   Oppenheimer Aggressive Growth Fund/VA
   Oppenheimer Global Securities/VA
   Oppenheimer Main Street Fund®/VA
   Oppenheimer Main Street Small Cap Fund®/VA
   Oppenheimer Strategic Bond Fund/VA
Pax World Balanced Fund, Inc.:
   Pax World Balanced Fund, Inc.
PIMCO Variable Insurance Trust:
   PIMCO Real Return Portfolio - Administrative Class
Pioneer Fund:
   Pioneer Fund - Class A
Pioneer High Yield Fund:
   Pioneer High Yield Fund - Class A
Pioneer Variable Contracts Trust:
   Pioneer Equity Income VCT Portfolio - Class I
   Pioneer Fund VCT Portfolio - Class I
   Pioneer High Yield VCT Portfolio - Class I
   Pioneer Mid Cap Value VCT Portfolio - Class I
T. Rowe Price Mid-Cap Value Fund, Inc.:
   T. Rowe Price Mid-Cap Value Fund - R Class
T. Rowe Price Value Fund, Inc.:
   T. Rowe Price Value Fund - Advisor Class
Templeton Funds, Inc.:
   Templeton Foreign Fund - Class A
Templeton Growth Fund, Inc.:
   Templeton Growth Fund, Inc. - Class A
Templeton Income Trust:
   Templeton Global Bond Fund - Class A
The Growth Fund of America®, Inc.:
   The Growth Fund of America® - Class R-3
   The Growth Fund of America® - Class R-4

The Income Fund of America®, Inc.:	Wanger Advisors Trust:
The Income Fund of America® - Class R-3	Wanger Select
UBS Funds:	Wanger U.S. Smaller Companies
UBS U.S. Small Cap Growth Fund - Class A	Washington Mutual Investors Fund^{SM}, Inc.:
Vanguard® Variable Insurance Fund:	Washington Mutual Investors Fund^{SM}, Inc. - Class R-3
Diversified Value Portfolio	Washington Mutual Investors Fund^{SM}, Inc. - Class R-4
Equity Income Portfolio	Wells Fargo Funds Trust:
Small Company Growth Portfolio	Wells Fargo Advantage Small Cap Value Fund - Class A

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Variable Annuity Account C of ING Life Insurance and Annuity Company at December 31, 2006, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 23, 2007

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	AIM Mid Cap Core Equity Fund - Class A	AIM Small Cap Growth Fund - Class A	AIM Global Health Care Fund - Investor Class	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares
Assets					
Investments in mutual funds					
at fair value	$ 234	$ 17	$ 114	$ 32,998	$ 49,722
Total assets	234	17	114	32,998	49,722
Liabilities					
Payable to related parties	-	-	-	2	3
Total liabilities	-	-	-	2	3
Net assets	$ 234	$ 17	$ 114	$ 32,996	$ 49,719
Net assets					
Accumulation units	$ 234	$ 17	$ 114	$ 32,931	$ 49,702
Contracts in payout (annuitization)	-	-	-	65	17
Total net assets	$ 234	$ 17	$ 114	$ 32,996	$ 49,719
Total number of mutual fund shares	8,989	595	3,996	1,258,518	1,826,661
Cost of mutual fund shares	$ 258	$ 17	$ 122	$ 29,274	$ 41,142

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	AllianceBernstein Growth and Income Fund, Inc. - Class A	AllianceBernstein Growth and Income Portfolio - Class A	Allianz NFJ Small-Cap Value - Class A	American Balanced Fund® - Class R-3	American Century Income & Growth Fund - Advisor Class
Assets					
Investments in mutual funds					
at fair value	$ 65	$ 557	$ 477	$ 5,014	$ 5,990
Total assets	65	557	477	5,014	5,990
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 65	$ 557	$ 477	$ 5,014	$ 5,990
Net assets					
Accumulation units	$ 65	$ 557	$ 477	$ 5,014	$ 5,990
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 65	$ 557	$ 477	$ 5,014	$ 5,990
Total number of mutual fund shares	14,739	20,493	15,277	264,463	180,041
Cost of mutual fund shares	$ 58	$ 506	$ 461	$ 4,754	$ 5,416

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	Ariel Appreciation Fund		Ariel Fund		Baron Asset Fund		Baron Growth Fund		Calvert Social Balanced Portfolio	
Assets										
Investments in mutual funds										
at fair value	$	629	$	660	$	1,029	$	1,434	$	65,401
Total assets		629		660		1,029		1,434		65,401
Liabilities										
Payable to related parties		-		-		-		-		4
Total liabilities		-		-		-		-		4
Net assets	$	629	$	660	$	1,029	$	1,434	$	65,397
Net assets										
Accumulation units	$	629	$	660	$	1,029	$	1,434	$	65,282
Contracts in payout (annuitization)		-		-		-		-		115
Total net assets	$	629	$	660	$	1,029	$	1,434	$	65,397
Total number of mutual fund shares		13,022		12,731		17,214		28,745		32,217,096
Cost of mutual fund shares	$	607	$	667	$	985	$	1,330	$	61,010

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	Capital One Mid Cap Equity Fund - Class A	DWS Equity 500 Index Fund - Class S	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Evergreen Special Values Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 96	$ 167	$ 3,767	$ 141,238	$ 105,940
Total assets	96	167	3,767	141,238	105,940
Liabilities					
Payable to related parties	-	-	-	8	6
Total liabilities	-	-	-	8	6
Net assets	$ 96	$ 167	$ 3,767	$ 141,230	$ 105,934
Net assets					
Accumulation units	$ 96	$ 167	$ 3,767	$ 141,230	$ 105,934
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 96	$ 167	$ 3,767	$ 141,230	$ 105,934
Total number of mutual fund shares	5,625	1,052	82,066	3,071,724	3,870,663
Cost of mutual fund shares	$ 99	$ 150	$ 3,434	$ 125,631	$ 102,981

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	Fidelity® Advisor Mid Cap Fund - Class T		Fidelity® VIP Equity-Income Portfolio - Initial Class		Fidelity® VIP Growth Portfolio - Initial Class		Fidelity® VIP High Income Portfolio - Initial Class		Fidelity® VIP Overseas Portfolio - Initial Class
Assets									
Investments in mutual funds									
at fair value	$	694	$	455,757	$	295,839	$	7,752	$	51,713
Total assets		694		455,757		295,839		7,752		51,713
Liabilities									
Payable to related parties		-		26		17		-		3
Total liabilities		-		26		17		-		3
Net assets	$	694	$	455,731	$	295,822	$	7,752	$	51,710
Net assets									
Accumulation units	$	694	$	450,867	$	295,589	$	7,665	$	51,710
Contracts in payout (annuitization)		-		4,864		233		87		-
Total net assets	$	694	$	455,731	$	295,822	$	7,752	$	51,710
Total number of mutual fund shares		27,859		17,395,319		8,247,526		1,220,758		2,157,397
Cost of mutual fund shares	$	662	$	399,254	$	316,563	$	7,895	$	39,322

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	Fidelity® VIP Asset Manager^{SM} Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Mutual Discovery Fund - Class R
Assets					
Investments in mutual funds					
at fair value	$ 18,361	$ 1,176,647	$ 128,852	$ 5,451	$ 1,438
Total assets	18,361	1,176,647	128,852	5,451	1,438
Liabilities					
Payable to related parties	1	65	7	-	-
Total liabilities	1	65	7	-	-
Net assets	$ 18,360	$ 1,176,582	$ 128,845	$ 5,451	$ 1,438
Net assets					
Accumulation units	$ 18,360	$ 1,168,093	$ 128,845	$ 5,451	$ 1,438
Contracts in payout (annuitization)	-	8,489	-	-	-
Total net assets	$ 18,360	$ 1,176,582	$ 128,845	$ 5,451	$ 1,438
Total number of mutual fund shares	1,168,725	37,389,483	798,540	156,783	48,025
Cost of mutual fund shares	$ 16,683	$ 925,833	$ 103,921	$ 5,223	$ 1,276

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value Securities Fund - Class 2	ING Financial Services Fund - Class A	ING Real Estate Fund - Class A	ING GNMA Income Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 556	$ 88,526	$ 84	$ 2,373	$ 973
Total assets	556	88,526	84	2,373	973
Liabilities					
Payable to related parties	-	5	-	-	-
Total liabilities	-	5	-	-	-
Net assets	$ 556	$ 88,521	$ 84	$ 2,373	$ 973
Net assets					
Accumulation units	$ 556	$ 87,354	$ 84	$ 2,373	$ 973
Contracts in payout (annuitization)	-	1,167	-	-	-
Total net assets	$ 556	$ 88,521	$ 84	$ 2,373	$ 973
Total number of mutual fund shares	14,724	4,711,314	3,494	125,266	117,088
Cost of mutual fund shares	$ 547	$ 73,785	$ 81	$ 2,069	$ 983

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Intermediate Bond Fund - Class A	ING GET Fund - Series Q	ING GET Fund - Series S	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,633	$ 2,909	$ 10,254	$ 3,286	$ -
Total assets	1,633	2,909	10,254	3,286	-
Liabilities					
Payable to related parties	-	-	1	-	-
Total liabilities	-	-	1	-	-
Net assets	$ 1,633	$ 2,909	$ 10,253	$ 3,286	$ -
Net assets					
Accumulation units	$ 1,633	$ 2,909	$ 10,253	$ 3,286	$ -
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,633	$ 2,909	$ 10,253	$ 3,286	$ -
Total number of mutual fund shares	160,265	284,045	988,809	193,961	2
Cost of mutual fund shares	$ 1,649	$ 2,847	$ 9,932	$ 3,831	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Evergreen Health Sciences Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING FMR^{SM} Large Cap Growth Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 4,440	$ 14,605	$ 162	$ 57	$ 29,173
Total assets	4,440	14,605	162	57	29,173
Liabilities					
Payable to related parties	-	1	-	-	2
Total liabilities	-	1	-	-	2
Net assets	$ 4,440	$ 14,604	$ 162	$ 57	$ 29,171
Net assets					
Accumulation units	$ 4,440	$ 14,604	$ 162	$ 57	$ 29,171
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 4,440	$ 14,604	$ 162	$ 57	$ 29,171
Total number of mutual fund shares	364,817	1,091,568	14,882	2,939	1,487,665
Cost of mutual fund shares	$ 4,108	$ 14,520	$ 159	$ 51	$ 23,544

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Service Class		ING JPMorgan Small Cap Core Equity Portfolio - Service Class		ING JPMorgan Value Opportunities Portfolio - Institutional Class		ING JPMorgan Value Opportunities Portfolio - Service Class		ING Julius Baer Foreign Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	21,611	$	1,643	$	26	$	824	$	30,168
Total assets		21,611		1,643		26		824		30,168
Liabilities										
Payable to related parties		1		-		-		-		2
Total liabilities		1		-		-		-		2
Net assets	$	21,610	$	1,643	$	26	$	824	$	30,166
Net assets										
Accumulation units	$	21,610	$	1,643	$	26	$	824	$	30,166
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	21,610	$	1,643	$	26	$	824	$	30,166
Total number of mutual fund shares		1,103,752		115,478		2,017		64,924		1,788,291
Cost of mutual fund shares	$	18,552	$	1,605	$	25	$	788	$	25,798

The accompanying notes are an integral part of these financial statements.

14

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Legg Mason Partners All Cap Portfolio - Service Class	ING Legg Mason Value Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 35	$ 3,415	$ 1,068	$ 2,747	$ 7,306
Total assets	35	3,415	1,068	2,747	7,306
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 35	$ 3,415	$ 1,068	$ 2,747	$ 7,306
Net assets					
Accumulation units	$ 35	$ 3,415	$ 1,043	$ 2,747	$ 7,306
Contracts in payout (annuitization)	-	-	25	-	-
Total net assets	$ 35	$ 3,415	$ 1,068	$ 2,747	$ 7,306
Total number of mutual fund shares	2,286	303,330	84,236	165,676	478,169
Cost of mutual fund shares	$ 33	$ 3,179	$ 1,016	$ 2,588	$ 6,488

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING MFS Total Return Portfolio - Adviser Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 45	$ 269	$ 36,561	$ 13,023	$ 825
Total assets	45	269	36,561	13,023	825
Liabilities					
Payable to related parties	-	-	2	1	-
Total liabilities	-	-	2	1	-
Net assets	$ 45	$ 269	$ 36,559	$ 13,022	$ 825
Net assets					
Accumulation units	$ 45	$ 269	$ 36,559	$ 13,022	$ 825
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 45	$ 269	$ 36,559	$ 13,022	$ 825
Total number of mutual fund shares	2,388	14,128	1,924,255	894,453	41,586
Cost of mutual fund shares	$ 43	$ 255	$ 35,177	$ 11,505	$ 763

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Institutional Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 247	$ 5,070	$ 2,509	$ 25	$ 783
Total assets	247	5,070	2,509	25	783
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 247	$ 5,070	$ 2,509	$ 25	$ 783
Net assets					
Accumulation units	$ 247	$ 5,070	$ 2,466	$ 25	$ 766
Contracts in payout (annuitization)	-	-	43	-	17
Total net assets	$ 247	$ 5,070	$ 2,509	$ 25	$ 783
Total number of mutual fund shares	23,953	491,266	194,203	1,925	63,404
Cost of mutual fund shares	$ 243	$ 4,999	$ 2,440	$ 24	$ 750

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Adviser Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 6	$ 3,625	$ 86,929	$ 215	$ 87,801
Total assets	6	3,625	86,929	215	87,801
Liabilities					
Payable to related parties	-	-	5	-	5
Total liabilities	-	-	5	-	5
Net assets	$ 6	$ 3,625	$ 86,924	$ 215	$ 87,796
Net assets					
Accumulation units	$ 6	$ 3,625	$ 86,924	$ 215	$ 87,796
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 6	$ 3,625	$ 86,924	$ 215	$ 87,796
Total number of mutual fund shares	485	282,078	3,266,793	14,060	5,668,223
Cost of mutual fund shares	$ 6	$ 3,350	$ 82,814	$ 202	$ 76,871

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Templeton Global Growth Portfolio - Institutional Class	ING Templeton Global Growth Portfolio - Service Class	ING Van Kampen Equity Growth Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ -	$ 1,421	$ 14	$ 15,705	$ 754
Total assets	-	1,421	14	15,705	754
Liabilities					
Payable to related parties	-	-	-	1	-
Total liabilities	-	-	-	1	-
Net assets	$ -	$ 1,421	$ 14	$ 15,704	$ 754
Net assets					
Accumulation units	$ -	$ 1,421	$ 14	$ 15,704	$ -
Contracts in payout (annuitization)	-	-	-	-	754
Total net assets	$ -	$ 1,421	$ 14	$ 15,704	$ 754
Total number of mutual fund shares	5	98,058	1,176	555,551	19,307
Cost of mutual fund shares	$ -	$ 1,325	$ 14	$ 14,916	$ 707

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Van Kampen Real Estate Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Service Class	ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING International Fund - Class Q
Assets					
Investments in mutual funds					
at fair value	$ 16,906	$ 2,537	$ 767	$ 1,141	$ 7
Total assets	16,906	2,537	767	1,141	7
Liabilities					
Payable to related parties	1	-	-	-	-
Total liabilities	1	-	-	-	-
Net assets	$ 16,905	$ 2,537	$ 767	$ 1,141	$ 7
Net assets					
Accumulation units	$ 16,905	$ 2,537	$ 767	$ 1,141	$ 7
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 16,905	$ 2,537	$ 767	$ 1,141	$ 7
Total number of mutual fund shares	434,704	193,841	43,161	100,184	531
Cost of mutual fund shares	$ 15,708	$ 2,438	$ 718	$ 1,104	$ 7

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING International SmallCap Fund - Class A	ING American Century Large Company Value Portfolio - Adviser Class	ING American Century Large Company Value Portfolio - Service Class	ING American Century Select Portfolio - Initial Class	ING American Century Select Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 837	$ 9	$ 5,290	$ 131,565	$ -
Total assets	837	9	5,290	131,565	-
Liabilities					
Payable to related parties	-	-	-	8	-
Total liabilities	-	-	-	8	-
Net assets	$ 837	$ 9	$ 5,290	$ 131,557	$ -
Net assets					
Accumulation units	$ 837	$ 9	$ 5,266	$ 131,278	$ -
Contracts in payout (annuitization)	-	-	24	279	-
Total net assets	$ 837	$ 9	$ 5,290	$ 131,557	$ -
Total number of mutual fund shares	16,273	549	329,598	14,363,034	14
Cost of mutual fund shares	$ 691	$ 8	$ 4,584	$ 125,967	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Adviser Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Asset Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Adviser Class	ING Baron Small Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 22	$ 33,828	$ 306	$ 63	$ 91,456
Total assets	22	33,828	306	63	91,456
Liabilities					
Payable to related parties	-	2	-	-	5
Total liabilities	-	2	-	-	5
Net assets	$ 22	$ 33,826	$ 306	$ 63	$ 91,451
Net assets					
Accumulation units	$ 22	$ 33,324	$ 306	$ 63	$ 90,943
Contracts in payout (annuitization)	-	502	-	-	508
Total net assets	$ 22	$ 33,826	$ 306	$ 63	$ 91,451
Total number of mutual fund shares	1,636	2,503,953	27,568	3,470	4,989,426
Cost of mutual fund shares	$ 20	$ 29,758	$ 293	$ 60	$ 72,615

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis Venture Value Portfolio - Service Class	ING Fidelity® VIP Mid Cap Portfolio - Service Class	ING Fundamental Research Portfolio - Adviser Class	ING Fundamental Research Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 39	$ 9,469	$ 110	$ 5	$ 1,510
Total assets	39	9,469	110	5	1,510
Liabilities					
Payable to related parties	-	1	-	-	-
Total liabilities	-	1	-	-	-
Net assets	$ 39	$ 9,468	$ 110	$ 5	$ 1,510
Net assets					
Accumulation units	$ 39	$ 9,406	$ 110	$ 5	$ 1,510
Contracts in payout (annuitization)	-	62	-	-	-
Total net assets	$ 39	$ 9,468	$ 110	$ 5	$ 1,510
Total number of mutual fund shares	3,877	480,674	7,875	480	150,591
Cost of mutual fund shares	$ 36	$ 8,389	$ 108	$ 5	$ 1,276

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Goldman Sachs® Capital Growth Portfolio - Service Class	ING Goldman Sachs® Structured Equity Portfolio - Adviser Class	ING JPMorgan International Portfolio - Adviser Class	ING JPMorgan International Portfolio - Initial Class	ING JPMorgan International Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 2,157	$ 2	$ 20	$ 150,212	$ 16
Total assets	2,157	2	20	150,212	16
Liabilities					
Payable to related parties	-	-	-	9	-
Total liabilities	-	-	-	9	-
Net assets	$ 2,157	$ 2	$ 20	$ 150,203	$ 16
Net assets					
Accumulation units	$ 2,076	$ 2	$ 20	$ 148,489	$ 16
Contracts in payout (annuitization)	81	-	-	1,714	-
Total net assets	$ 2,157	$ 2	$ 20	$ 150,203	$ 16
Total number of mutual fund shares	173,671	137	1,244	9,238,141	959
Cost of mutual fund shares	$ 1,933	$ 2	$ 19	$ 99,304	$ 15

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Adviser Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 91	$ 32,580	$ 17	$ 203,819	$ 82
Total assets	91	32,580	17	203,819	82
Liabilities					
Payable to related parties	-	2	-	12	-
Total liabilities	-	2	-	12	-
Net assets	$ 91	$ 32,578	$ 17	$ 203,807	$ 82
Net assets					
Accumulation units	$ 91	$ 31,593	$ 17	$ 203,615	$ 82
Contracts in payout (annuitization)	-	985	-	192	-
Total net assets	$ 91	$ 32,578	$ 17	$ 203,807	$ 82
Total number of mutual fund shares	5,694	2,014,868	356	4,151,090	1,693
Cost of mutual fund shares	$ 87	$ 28,621	$ 16	$ 208,786	$ 73

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class	ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Service Class	ING Neuberger Berman Regency Portfolio - Service Class	ING OpCap Balanced Value Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 33	$ 3,850	$ 232	$ 1	$ 13,498
Total assets	33	3,850	232	1	13,498
Liabilities					
Payable to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 33	$ 3,850	$ 232	$ 1	$ 13,497
Net assets					
Accumulation units	$ 33	$ 3,850	$ 232	$ 1	$ 13,176
Contracts in payout (annuitization)	-	-	-	-	321
Total net assets	$ 33	$ 3,850	$ 232	$ 1	$ 13,497
Total number of mutual fund shares	2,821	322,449	21,278	138	898,098
Cost of mutual fund shares	$ 32	$ 3,626	$ 232	$ 1	$ 11,550

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Adviser Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Adviser Class	ING Oppenheimer Strategic Income Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 96	$ 921,383	$ 180	$ 127	$ 112,899
Total assets	96	921,383	180	127	112,899
Liabilities					
Payable to related parties	-	53	-	-	6
Total liabilities	-	53	-	-	6
Net assets	$ 96	$ 921,330	$ 180	$ 127	$ 112,893
Net assets					
Accumulation units	$ 96	$ 918,715	$ 180	$ 127	$ 111,321
Contracts in payout (annuitization)	-	2,615	-	-	1,572
Total net assets	$ 96	$ 921,330	$ 180	$ 127	$ 112,893
Total number of mutual fund shares	5,914	55,238,778	11,051	11,793	10,453,645
Cost of mutual fund shares	$ 91	$ 673,879	$ 162	$ 122	$ 105,151

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Adviser Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Service Class	ING Solution 2015 Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 269	$ 62,927	$ 1,000	$ 6	$ 2,850
Total assets	269	62,927	1,000	6	2,850
Liabilities					
Payable to related parties	-	4	-	-	-
Total liabilities	-	4	-	-	-
Net assets	$ 269	$ 62,923	$ 1,000	$ 6	$ 2,850
Net assets					
Accumulation units	$ 269	$ 62,205	$ 1,000	$ 6	$ 2,850
Contracts in payout (annuitization)	-	718	-	-	-
Total net assets	$ 269	$ 62,923	$ 1,000	$ 6	$ 2,850
Total number of mutual fund shares	24,390	5,663,956	97,813	612	240,700
Cost of mutual fund shares	$ 264	$ 61,573	$ 986	$ 6	$ 2,698

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Adviser Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Adviser Class	ING Solution 2035 Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 15,209	$ 4,390	$ 18,184	$ 3,854	$ 12,007
Total assets	15,209	4,390	18,184	3,854	12,007
Liabilities					
Payable to related parties	1	-	1	-	1
Total liabilities	1	-	1	-	1
Net assets	$ 15,208	$ 4,390	$ 18,183	$ 3,854	$ 12,006
Net assets					
Accumulation units	$ 15,208	$ 4,390	$ 18,183	$ 3,854	$ 12,006
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 15,208	$ 4,390	$ 18,183	$ 3,854	$ 12,006
Total number of mutual fund shares	1,278,073	357,500	1,473,579	304,647	944,692
Cost of mutual fund shares	$ 14,242	$ 4,133	$ 16,892	$ 3,593	$ 11,098

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Solution 2045 Portfolio - Adviser Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Adviser Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 2,250	$ 7,586	$ 1,657	$ 2,746	$ 39
Total assets	2,250	7,586	1,657	2,746	39
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 2,250	$ 7,586	$ 1,657	$ 2,746	$ 39
Net assets					
Accumulation units	$ 2,250	$ 7,586	$ 1,657	$ 2,746	$ 39
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 2,250	$ 7,586	$ 1,657	$ 2,746	$ 39
Total number of mutual fund shares	172,914	580,822	149,511	246,698	4,340
Cost of mutual fund shares	$ 2,094	$ 7,046	$ 1,620	$ 2,658	$ 38

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Adviser Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 397,310	$ 425	$ 143	$ 281,547	$ 867
Total assets	397,310	425	143	281,547	867
Liabilities					
Payable to related parties	23	-	-	16	-
Total liabilities	23	-	-	16	-
Net assets	$ 397,287	$ 425	$ 143	$ 281,531	$ 867
Net assets					
Accumulation units	$ 396,937	$ 425	$ 143	$ 280,428	$ 867
Contracts in payout (annuitization)	350	-	-	1,103	-
Total net assets	$ 397,287	$ 425	$ 143	$ 281,531	$ 867
Total number of mutual fund shares	43,092,153	46,651	2,443	4,743,035	14,739
Cost of mutual fund shares	$ 323,794	$ 394	$ 134	$ 231,875	$ 763

The accompanying notes are an integral part of these financial statements.

31

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Adviser Class	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 302	$ 54	$ 117,363	$ 135,288	$ 3
Total assets	302	54	117,363	135,288	3
Liabilities					
Payable to related parties	-	-	7	8	-
Total liabilities	-	-	7	8	-
Net assets	$ 302	$ 54	$ 117,356	$ 135,280	$ 3
Net assets					
Accumulation units	$ 302	$ 54	$ 117,037	$ 133,790	$ 3
Contracts in payout (annuitization)	-	-	319	1,490	-
Total net assets	$ 302	$ 54	$ 117,356	$ 135,280	$ 3
Total number of mutual fund shares	25,121	1,708	3,684,859	12,811,404	308
Cost of mutual fund shares	$ 285	$ 50	$ 113,726	$ 127,636	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING UBS U.S. Small Cap Growth Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Adviser Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Adviser Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 24	$ 151	$ 100,247	$ 21	$ 378,578
Total assets	24	151	100,247	21	378,578
Liabilities					
Payable to related parties	-	-	6	-	21
Total liabilities	-	-	6	-	21
Net assets	$ 24	$ 151	$ 100,241	$ 21	$ 378,557
Net assets					
Accumulation units	$ 24	$ 151	$ 98,305	$ 21	$ 376,807
Contracts in payout (annuitization)	-	-	1,936	-	1,750
Total net assets	$ 24	$ 151	$ 100,241	$ 21	$ 378,557
Total number of mutual fund shares	2,493	11,431	7,537,365	567	9,840,871
Cost of mutual fund shares	$ 24	$ 146	$ 88,227	$ 21	$ 328,473

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Service Class	ING VP Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I	ING VP Growth and Income Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 90	$ 39,522	$ 88,597	$ 82,812	$ 1,940,308
Total assets	90	39,522	88,597	82,812	1,940,308
Liabilities					
Payable to related parties	-	2	5	5	120
Total liabilities	-	2	5	5	120
Net assets	$ 90	$ 39,520	$ 88,592	$ 82,807	$ 1,940,188
Net assets					
Accumulation units	$ 90	$ 38,716	$ 88,134	$ 81,838	$ 1,786,484
Contracts in payout (annuitization)	-	804	458	969	153,704
Total net assets	$ 90	$ 39,520	$ 88,592	$ 82,807	$ 1,940,188
Total number of mutual fund shares	2,352	2,916,726	5,193,230	5,405,489	82,990,091
Cost of mutual fund shares	$ 86	$ 37,345	$ 72,795	$ 72,063	$ 2,245,223

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 1		ING GET U.S. Core Portfolio - Series 2		ING GET U.S. Core Portfolio - Series 3		ING GET U.S. Core Portfolio - Series 5		ING GET U.S. Core Portfolio - Series 6	
Assets										
Investments in mutual funds										
at fair value	$	995	$	7,606	$	27,887	$	685	$	3,931
Total assets		995		7,606		27,887		685		3,931
Liabilities										
Payable to related parties		-		1		2		-		-
Total liabilities		-		1		2		-		-
Net assets	$	995	$	7,605	$	27,885	$	685	$	3,931
Net assets										
Accumulation units	$	995	$	7,605	$	27,885	$	685	$	3,931
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	995	$	7,605	$	27,885	$	685	$	3,931
Total number of mutual fund shares		95,680		740,613		2,697,041		62,229		354,769
Cost of mutual fund shares	$	955	$	7,396	$	26,952	$	623	$	3,544

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11
Assets					
Investments in mutual funds at fair value	$ 3,556	$ 1,507	$ 168	$ 76	$ 47
Total assets	3,556	1,507	168	76	47
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 3,556	$ 1,507	$ 168	$ 76	$ 47
Net assets					
Accumulation units	$ 3,556	$ 1,507	$ 168	$ 76	$ 47
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 3,556	$ 1,507	$ 168	$ 76	$ 47
Total number of mutual fund shares	322,942	136,257	15,356	6,940	4,351
Cost of mutual fund shares	$ 3,232	$ 1,363	$ 154	$ 70	$ 44

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING VP Global Science and Technology Portfolio - Class I		ING VP Growth Portfolio - Class I		ING VP Index Plus LargeCap Portfolio - Class I		ING VP Index Plus LargeCap Portfolio - Class S		ING VP Index Plus MidCap Portfolio - Class I
Assets									
Investments in mutual funds									
at fair value	$	37,596	$	67,841	$	539,483	$	7	$	421,751
Total assets		37,596		67,841		539,483		7		421,751
Liabilities									
Payable to related parties		2		4		31		-		23
Total liabilities		2		4		31		-		23
Net assets	$	37,594	$	67,837	$	539,452	$	7	$	421,728
Net assets									
Accumulation units	$	37,594	$	67,563	$	534,224	$	7	$	420,287
Contracts in payout (annuitization)		-		274		5,228		-		1,441
Total net assets	$	37,594	$	67,837	$	539,452	$	7	$	421,728
Total number of mutual fund shares		8,208,822		6,370,019		30,862,881		408		22,326,679
Cost of mutual fund shares	$	31,868	$	64,378	$	456,021	$	7	$	348,098

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING VP Index Plus MidCap Portfolio - Class S	ING VP Index Plus SmallCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class S	ING VP International Equity Portfolio - Class I	ING VP International Equity Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 43	$ 189,887	$ 52	$ 22,627	$ 18
Total assets	43	189,887	52	22,627	18
Liabilities					
Payable to related parties	-	10	-	1	-
Total liabilities	-	10	-	1	-
Net assets	$ 43	$ 189,877	$ 52	$ 22,626	$ 18
Net assets					
Accumulation units	$ 43	$ 188,566	$ 52	$ 21,478	$ 18
Contracts in payout (annuitization)	-	1,311	-	1,148	-
Total net assets	$ 43	$ 189,877	$ 52	$ 22,626	$ 18
Total number of mutual fund shares	2,305	10,555,114	2,923	1,841,069	1,486
Cost of mutual fund shares	$ 42	$ 149,715	$ 51	$ 17,747	$ 16

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING VP Small Company Portfolio - Class I	ING VP Small Company Portfolio - Class S	ING VP Value Opportunity Portfolio - Class I	ING VP Financial Services Portfolio - Class I	ING VP International Value Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 169,096	$ 11	$ 96,815	$ 3,621	$ 123,760
Total assets	169,096	11	96,815	3,621	123,760
Liabilities					
Payable to related parties	9	-	5	-	7
Total liabilities	9	-	5	-	7
Net assets	$ 169,087	$ 11	$ 96,810	$ 3,621	$ 123,753
Net assets					
Accumulation units	$ 168,111	$ 11	$ 96,760	$ 3,621	$ 121,652
Contracts in payout (annuitization)	976	-	50	-	2,101
Total net assets	$ 169,087	$ 11	$ 96,810	$ 3,621	$ 123,753
Total number of mutual fund shares	7,792,444	505	6,112,027	271,029	8,110,074
Cost of mutual fund shares	$ 132,772	$ 11	$ 73,613	$ 3,441	$ 102,943

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING VP International Value Portfolio - Class S	ING VP MidCap Opportunities Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class S	ING VP Real Estate Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 60	$ 6,141	$ 3	$ 86,711	$ 10,191
Total assets	60	6,141	3	86,711	10,191
Liabilities					
Payable to related parties	-	-	-	5	-
Total liabilities	-	-	-	5	-
Net assets	$ 60	$ 6,141	$ 3	$ 86,706	$ 10,191
Net assets					
Accumulation units	$ 60	$ 6,141	$ 3	$ 86,706	$ 10,191
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 60	$ 6,141	$ 3	$ 86,706	$ 10,191
Total number of mutual fund shares	3,909	752,537	338	4,419,530	510,293
Cost of mutual fund shares	$ 57	$ 5,334	$ 3	$ 66,083	$ 8,867

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING VP SmallCap Opportunities Portfolio - Class S	ING VP Balanced Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class S	ING VP Money Market Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 10	$ 588,400	$ 400,169	$ 12	$ 362,788
Total assets	10	588,400	400,169	12	362,788
Liabilities					
Payable to related parties	-	36	23	-	16
Total liabilities	-	36	23	-	16
Net assets	$ 10	$ 588,364	$ 400,146	$ 12	$ 362,772
Net assets					
Accumulation units	$ 10	$ 560,088	$ 393,348	$ 12	$ 361,458
Contracts in payout (annuitization)	-	28,276	6,798	-	1,314
Total net assets	$ 10	$ 588,364	$ 400,146	$ 12	$ 362,772
Total number of mutual fund shares	494	40,163,808	30,877,209	931	27,079,995
Cost of mutual fund shares	$ 10	$ 556,595	$ 416,123	$ 12	$ 352,655

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING VP Natural Resources Trust	Janus Adviser Balanced Fund - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares
Assets					
Investments in mutual funds at fair value	$ 72,985	$ 1	$ 394	$ 114	$ 148
Total assets	72,985	1	394	114	148
Liabilities					
Payable to related parties	4	-	-	-	-
Total liabilities	4	-	-	-	-
Net assets	$ 72,981	$ 1	$ 394	$ 114	$ 148
Net assets					
Accumulation units	$ 72,981	$ 1	$ 394	$ 114	$ 148
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 72,981	$ 1	$ 394	$ 114	$ 148
Total number of mutual fund shares	2,717,245	23	14,132	10,172	6,409
Cost of mutual fund shares	$ 65,279	$ 1	$ 355	$ 118	$ 127

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	Legg Mason Value Trust, Inc. - Primary Class	LKCM Aquinas Growth Fund	Lord Abbett Affiliated Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 466	$ 353	$ 1,514	$ 183	$ 1,244
Total assets	466	353	1,514	183	1,244
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 466	$ 353	$ 1,514	$ 183	$ 1,244
Net assets					
Accumulation units	$ 466	$ 353	$ 1,514	$ 183	$ 1,244
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 466	$ 353	$ 1,514	$ 183	$ 1,244
Total number of mutual fund shares	14,136	10,865	20,826	11,851	81,400
Cost of mutual fund shares	$ 397	$ 307	$ 1,304	$ 166	$ 1,192

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	Lord Abbett Mid-Cap Value Fund, Inc. - Class A	Lord Abbett Small-Cap Value Fund - Class A	Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Massachusetts Investors Growth Stock Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 1,081	$ 1,379	$ 142,223	$ 156,243	$ 596
Total assets	1,081	1,379	142,223	156,243	596
Liabilities					
Payable to related parties	-	-	8	9	-
Total liabilities	-	-	8	9	-
Net assets	$ 1,081	$ 1,379	$ 142,215	$ 156,234	$ 596
Net assets					
Accumulation units	$ 1,081	$ 1,379	$ 140,790	$ 155,036	$ 596
Contracts in payout (annuitization)	-	-	1,425	1,198	-
Total net assets	$ 1,081	$ 1,379	$ 142,215	$ 156,234	$ 596
Total number of mutual fund shares	48,244	46,462	4,847,422	7,173,678	43,213
Cost of mutual fund shares	$ 1,090	$ 1,347	$ 120,443	$ 142,265	$ 531

The accompanying notes are an integral part of these financial statements.

44

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	MFS® Total Return Series - Initial Class	Moderate Allocation Portfolio	Neuberger Berman Socially Responsive Fund® - Trust Class	New Perspective Fund®, Inc. - Class R-3	New Perspective Fund®, Inc. - Class R-4
Assets					
Investments in mutual funds at fair value	$ 81,025	$ 25	$ 519	$ 1,204	$ 27,927
Total assets	81,025	25	519	1,204	27,927
Liabilities					
Payable to related parties	5	-	-	-	2
Total liabilities	5	-	-	-	2
Net assets	$ 81,020	$ 25	$ 519	$ 1,204	$ 27,925
Net assets					
Accumulation units	$ 81,020	$ 25	$ 519	$ 1,204	$ 27,925
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 81,020	$ 25	$ 519	$ 1,204	$ 27,925
Total number of mutual fund shares	3,701,457	1,194	29,132	38,375	885,168
Cost of mutual fund shares	$ 70,813	$ 25	$ 489	$ 1,129	$ 25,555

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Global Fund - Class A	Oppenheimer Main Street Fund® - Class A	Oppenheimer Aggressive Growth Fund/VA
Assets					
Investments in mutual funds					
at fair value	$ 414	$ 163,892	$ 130	$ 175	$ 1
Total assets	414	163,892	130	175	1
Liabilities					
Payable to related parties	-	10	-	-	-
Total liabilities	-	10	-	-	-
Net assets	$ 414	$ 163,882	$ 130	$ 175	$ 1
Net assets					
Accumulation units	$ 414	$ 163,882	$ 130	$ 175	$ -
Contracts in payout (annuitization)	-	-	-	-	1
Total net assets	$ 414	$ 163,882	$ 130	$ 175	$ 1
Total number of mutual fund shares	8,965	3,977,006	1,767	4,297	27
Cost of mutual fund shares	$ 363	$ 134,370	$ 123	$ 170	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Strategic Bond Fund/VA	Pax World Balanced Fund, Inc.
Assets					
Investments in mutual funds					
at fair value	$ 765	$ 123	$ 4,722	$ 128	$ 50,100
Total assets	765	123	4,722	128	50,100
Liabilities					
Payable to related parties	-	-	-	-	3
Total liabilities	-	-	-	-	3
Net assets	$ 765	$ 123	$ 4,722	$ 128	$ 50,097
Net assets					
Accumulation units	$ 765	$ -	$ 4,722	$ 128	$ 50,097
Contracts in payout (annuitization)	-	123	-	-	-
Total net assets	$ 765	$ 123	$ 4,722	$ 128	$ 50,097
Total number of mutual fund shares	20,802	4,958	246,589	24,410	2,042,385
Cost of mutual fund shares	$ 656	$ 106	$ 4,502	$ 122	$ 47,996

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	PIMCO Real Return Portfolio - Administrative Class	Pioneer Fund - Class A	Pioneer High Yield Fund - Class A	Pioneer Equity Income VCT Portfolio - Class I	Pioneer Fund VCT Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 25,437	$ 46	$ 1,880	$ 119,314	$ 9,713
Total assets	25,437	46	1,880	119,314	9,713
Liabilities					
Payable to related parties	1	-	-	7	-
Total liabilities	1	-	-	7	-
Net assets	$ 25,436	$ 46	$ 1,880	$ 119,307	$ 9,713
Net assets					
Accumulation units	$ 25,436	$ 46	$ 1,880	$ 116,312	$ 9,514
Contracts in payout (annuitization)	-	-	-	2,995	199
Total net assets	$ 25,436	$ 46	$ 1,880	$ 119,307	$ 9,713
Total number of mutual fund shares	2,130,408	948	173,773	4,785,979	391,644
Cost of mutual fund shares	$ 27,051	$ 44	$ 1,923	$ 102,238	$ 8,543

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	Pioneer High Yield VCT Portfolio - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	Templeton Foreign Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 12,298	$ 81,311	$ 1,010	$ 30	$ 876
Total assets	12,298	81,311	1,010	30	876
Liabilities					
Payable to related parties	1	5	-	-	-
Total liabilities	1	5	-	-	-
Net assets	$ 12,297	$ 81,306	$ 1,010	$ 30	$ 876
Net assets					
Accumulation units	$ 12,297	$ 80,187	$ 1,010	$ 30	$ 876
Contracts in payout (annuitization)	-	1,119	-	-	-
Total net assets	$ 12,297	$ 81,306	$ 1,010	$ 30	$ 876
Total number of mutual fund shares	1,116,995	4,001,543	40,234	1,127	64,238
Cost of mutual fund shares	$ 12,283	$ 87,253	$ 929	$ 28	$ 783

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	Templeton Growth Fund, Inc. - Class A	Templeton Global Bond Fund - Class A	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4	The Income Fund of America® - Class R-3
Assets					
Investments in mutual funds					
at fair value	$ 693	$ 33,056	$ 7,813	$ 196,595	$ 1,032
Total assets	693	33,056	7,813	196,595	1,032
Liabilities					
Payable to related parties	-	2	-	11	-
Total liabilities	-	2	-	11	-
Net assets	$ 693	$ 33,054	$ 7,813	$ 196,584	$ 1,032
Net assets					
Accumulation units	$ 693	$ 33,054	$ 7,813	$ 196,584	$ 1,032
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 693	$ 33,054	$ 7,813	$ 196,584	$ 1,032
Total number of mutual fund shares	27,021	2,991,497	240,779	6,019,429	50,796
Cost of mutual fund shares	$ 637	$ 32,133	$ 7,128	$ 173,796	$ 968

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	UBS U.S. Small Cap Growth Fund - Class A	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio	Wanger Select
Assets					
Investments in mutual funds					
at fair value	$ 265	$ 100	$ 235	$ 18	$ 26,053
Total assets	265	100	235	18	26,053
Liabilities					
Payable to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 265	$ 100	$ 235	$ 18	$ 26,052
Net assets					
Accumulation units	$ 265	$ 100	$ 235	$ 18	$ 26,052
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 265	$ 100	$ 235	$ 18	$ 26,052
Total number of mutual fund shares	18,172	6,042	11,276	936	996,300
Cost of mutual fund shares	$ 256	$ 87	$ 207	$ 18	$ 22,909

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	Wanger U.S. Smaller Companies	Washington Mutual Investors Fund℠, Inc. - Class R-3	Washington Mutual Investors Fund℠, Inc. - Class R-4	Wells Fargo Advantage Small Cap Value Fund - Class A
Assets				
Investments in mutual funds				
at fair value	$ 17,112	$ 3,858	$ 88,161	$ 21
Total assets	17,112	3,858	88,161	21
Liabilities				
Payable to related parties	1	-	5	-
Total liabilities	1	-	5	-
Net assets	$ 17,111	$ 3,858	$ 88,156	$ 21
Net assets				
Accumulation units	$ 17,111	$ 3,858	$ 88,156	$ 21
Contracts in payout (annuitization)	-	-	-	-
Total net assets	$ 17,111	$ 3,858	$ 88,156	$ 21
Total number of mutual fund shares	470,616	111,196	2,535,550	671
Cost of mutual fund shares	$ 16,040	$ 3,473	$ 77,799	$ 22

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	AIM Mid Cap Core Equity Fund - Class A	AIM Small Cap Growth Fund - Class A	AIM Global Health Care Fund - Investor Class	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares
Net investment income (loss)					
Income:					
Dividends	$ 2	$ -	$ -	$ 19	$ 269
Total investment income	2	-	-	19	269
Expenses:					
Mortality, expense risk and					
other charges	1	-	1	311	459
Total expenses	1	-	1	311	459
Net investment income (loss)	1	-	(1)	(292)	(190)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2	-	2	554	(663)
Capital gains distributions	40	1	11	-	-
Total realized gain (loss) on investments					
and capital gains distributions	42	1	13	554	(663)
Net unrealized appreciation					
(depreciation) of investments	(23)	-	(10)	409	6,785
Net realized and unrealized gain (loss)					
on investments	19	1	3	963	6,122
Net increase (decrease) in net assets					
resulting from operations	$ 20	$ 1	$ 2	$ 671	$ 5,932

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	AIM V.I. Growth Fund - Series I Shares	AIM V.I. Premier Equity Fund - Series I Shares	AllianceBernstein Growth and Income Fund, Inc. - Class A	AllianceBernstein Growth and Income Portfolio - Class A	Allianz NFJ Small-Cap Value - Class A
Net investment income (loss)					
Income:					
Dividends	$ -	$ 173	$ 1	$ 7	$ 8
Total investment income	-	173	1	7	8
Expenses:					
Mortality, expense risk and					
other charges	61	56	1	5	4
Total expenses	61	56	1	5	4
Net investment income (loss)	(61)	117	-	2	4
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	3,829	1,940	2	3	11
Capital gains distributions	-	-	-	26	35
Total realized gain (loss) on investments					
and capital gains distributions	3,829	1,940	2	29	46
Net unrealized appreciation					
(depreciation) of investments	(2,636)	(1,190)	4	43	19
Net realized and unrealized gain (loss)					
on investments	1,193	750	6	72	65
Net increase (decrease) in net assets					
resulting from operations	$ 1,132	$ 867	$ 6	$ 74	$ 69

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	American Balanced Fund® - Class R-3	American Century Income & Growth Fund - Advisor Class	Ariel Appreciation Fund	Ariel Fund	Baron Asset Fund
Net investment income (loss)					
Income:					
Dividends	$ 94	$ 92	$ -	$ -	$ -
Total investment income	94	92	-	-	-
Expenses:					
Mortality, expense risk and					
other charges	36	57	6	8	7
Total expenses	36	57	6	8	7
Net investment income (loss)	58	35	(6)	(8)	(7)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	13	259	3	2	4
Capital gains distributions	103	270	41	38	67
Total realized gain (loss) on investments					
and capital gains distributions	116	529	44	40	71
Net unrealized appreciation					
(depreciation) of investments	256	276	17	18	24
Net realized and unrealized gain (loss)					
on investments	372	805	61	58	95
Net increase (decrease) in net assets					
resulting from operations	$ 430	$ 840	$ 55	$ 50	$ 88

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Baron Growth Fund	Calvert Social Balanced Portfolio	Capital One Mid Cap Equity Fund - Class A	DWS Equity 500 Index Fund - Class S	EuroPacific Growth Fund® - Class R-3
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1,487	$ -	$ 2	$ 49
Total investment income	-	1,487	-	2	49
Expenses:					
Mortality, expense risk and					
other charges	13	677	1	1	15
Total expenses	13	677	1	1	15
Net investment income (loss)	(13)	810	(1)	1	34
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	28	(731)	2	1	25
Capital gains distributions	68	1,141	10	-	201
Total realized gain (loss) on investments					
and capital gains distributions	96	410	12	1	226
Net unrealized appreciation					
(depreciation) of investments	81	3,669	-	16	178
Net realized and unrealized gain (loss)					
on investments	177	4,079	12	17	404
Net increase (decrease) in net assets					
resulting from operations	$ 164	$ 4,889	$ 11	$ 18	$ 438

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-4	Evergreen Special Values Fund - Class A	Fidelity® Advisor Mid Cap Fund - Class T	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 2,165	$ 385	$ -	$ 14,123	$ 1,250
Total investment income	2,165	385	-	14,123	1,250
Expenses:					
Mortality, expense risk and					
other charges	1,007	946	5	4,307	3,285
Total expenses	1,007	946	5	4,307	3,285
Net investment income (loss)	1,158	(561)	(5)	9,816	(2,035)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,139	1,988	9	3,383	(16,934)
Capital gains distributions	7,681	15,846	62	51,416	-
Total realized gain (loss) on investments					
and capital gains distributions	8,820	17,834	71	54,799	(16,934)
Net unrealized appreciation					
(depreciation) of investments	9,098	(943)	8	10,067	36,558
Net realized and unrealized gain (loss)					
on investments	17,918	16,891	79	64,866	19,624
Net increase (decrease) in net assets					
resulting from operations	$ 19,076	$ 16,330	$ 74	$ 74,682	$ 17,589

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 575	$ 431	$ 502	$ 14,355	$ 2,028
Total investment income	575	431	502	14,355	2,028
Expenses:					
Mortality, expense risk and					
other charges	68	525	187	11,237	1,213
Total expenses	68	525	187	11,237	1,213
Net investment income (loss)	507	(94)	315	3,118	815
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(24)	3,603	(229)	33,159	(1,184)
Capital gains distributions	-	299	-	93,484	-
Total realized gain (loss) on investments					
and capital gains distributions	(24)	3,902	(229)	126,643	(1,184)
Net unrealized appreciation					
(depreciation) of investments	165	3,982	1,011	(17,340)	16,944
Net realized and unrealized gain (loss)					
on investments	141	7,884	782	109,303	15,760
Net increase (decrease) in net assets					
resulting from operations	$ 648	$ 7,790	$ 1,097	$ 112,421	$ 16,575

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Fidelity® VIP Mid Cap Portfolio - Initial Class	Mutual Discovery Fund - Class R	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value Securities Fund - Class 2	ING Financial Services Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 22	$ -	$ 516	$ 1
Total investment income	1	22	-	516	1
Expenses:					
Mortality, expense risk and					
other charges	-	8	5	854	-
Total expenses	-	8	5	854	-
Net investment income (loss)	1	14	(5)	(338)	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(41)	16	4	3,379	-
Capital gains distributions	41	51	39	2,890	7
Total realized gain (loss) on investments					
and capital gains distributions	-	67	43	6,269	7
Net unrealized appreciation					
(depreciation) of investments	228	123	(14)	5,398	3
Net realized and unrealized gain (loss)					
on investments	228	190	29	11,667	10
Net increase (decrease) in net assets					
resulting from operations	$ 229	$ 204	$ 24	$ 11,329	$ 11

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Real Estate Fund - Class A	ING GNMA Income Fund - Class A	ING Intermediate Bond Fund - Class A	ING GET Fund - Series L	ING GET Fund - Series Q
Net investment income (loss)					
Income:					
Dividends	$ 41	$ 46	$ 57	$ 28	$ 119
Total investment income	41	46	57	28	119
Expenses:					
Mortality, expense risk and					
other charges	14	8	8	2	38
Total expenses	14	8	8	2	38
Net investment income (loss)	27	38	49	26	81
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	29	(10)	(2)	(54)	8
Capital gains distributions	149	-	-	-	4
Total realized gain (loss) on investments					
and capital gains distributions	178	(10)	(2)	(54)	12
Net unrealized appreciation					
(depreciation) of investments	288	1	(5)	30	31
Net realized and unrealized gain (loss)					
on investments	466	(9)	(7)	(24)	43
Net increase (decrease) in net assets					
resulting from operations	$ 493	$ 29	$ 42	$ 2	$ 124

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING GET Fund - Series S	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING Evergreen Health Sciences Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 388	$ -	$ -	$ -	$ -
Total investment income	388	-	-	-	-
Expenses:					
Mortality, expense risk and					
other charges	163	33	-	34	115
Total expenses	163	33	-	34	115
Net investment income (loss)	225	(33)	-	(34)	(115)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	40	(306)	-	91	124
Capital gains distributions	145	475	-	1	983
Total realized gain (loss) on investments					
and capital gains distributions	185	169	-	92	1,107
Net unrealized appreciation					
(depreciation) of investments	259	(515)	-	326	(106)
Net realized and unrealized gain (loss)					
on investments	444	(346)	-	418	1,001
Net increase (decrease) in net assets					
resulting from operations	$ 669	$ (379)	$ -	$ 384	$ 886

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING FMR[SM] Large Cap Growth Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 151	$ 61	$ -
Total investment income	-	-	151	61	-
Expenses:					
Mortality, expense risk and					
other charges	-	-	232	152	12
Total expenses	-	-	232	152	12
Net investment income (loss)	-	-	(81)	(91)	(12)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	5	-	1,170	1,253	21
Capital gains distributions	-	-	271	138	29
Total realized gain (loss) on investments					
and capital gains distributions	5	-	1,441	1,391	50
Net unrealized appreciation					
(depreciation) of investments	3	6	5,217	2,491	37
Net realized and unrealized gain (loss)					
on investments	8	6	6,658	3,882	87
Net increase (decrease) in net assets					
resulting from operations	$ 8	$ 6	$ 6,577	$ 3,791	$ 75

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service Class	ING Legg Mason Partners All Cap Portfolio - Service Class	ING Legg Mason Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality, expense risk and					
other charges	-	1	209	-	30
Total expenses	-	1	209	-	30
Net investment income (loss)	-	(1)	(209)	-	(30)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	1	413	-	56
Capital gains distributions	-	-	2	-	9
Total realized gain (loss) on investments					
and capital gains distributions	-	1	415	-	65
Net unrealized appreciation					
(depreciation) of investments	1	36	4,133	2	177
Net realized and unrealized gain (loss)					
on investments	1	37	4,548	2	242
Net increase (decrease) in net assets					
resulting from operations	$ 1	$ 36	$ 4,339	$ 2	$ 212

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Adviser Class	ING MFS Total Return Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ -	$ 1	$ 1	$ -
Total investment income	1	-	1	1	-
Expenses:					
Mortality, expense risk and					
other charges	3	21	50	-	1
Total expenses	3	21	50	-	1
Net investment income (loss)	(2)	(21)	(49)	1	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	6	23	256	-	-
Capital gains distributions	5	-	14	2	-
Total realized gain (loss) on investments					
and capital gains distributions	11	23	270	2	-
Net unrealized appreciation					
(depreciation) of investments	52	118	711	2	14
Net realized and unrealized gain (loss)					
on investments	63	141	981	4	14
Net increase (decrease) in net assets					
resulting from operations	$ 61	$ 120	$ 932	$ 5	$ 13

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Institutional Class	ING PIMCO High Yield Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 866	$ 3	$ 4	$ 6	$ 210
Total investment income	866	3	4	6	210
Expenses:					
Mortality, expense risk and other charges	412	53	5	1	35
Total expenses	412	53	5	1	35
Net investment income (loss)	454	(50)	(1)	5	175
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	709	88	10	(2)	(8)
Capital gains distributions	1,665	14	-	1	30
Total realized gain (loss) on investments and capital gains distributions	2,374	102	10	(1)	22
Net unrealized appreciation (depreciation) of investments	901	1,534	55	4	63
Net realized and unrealized gain (loss) on investments	3,275	1,636	65	3	85
Net increase (decrease) in net assets resulting from operations	$ 3,729	$ 1,586	$ 64	$ 8	$ 260

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Stock Index Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ 482
Total investment income	-	-	-	-	482
Expenses:					
Mortality, expense risk and other charges	5	-	2	-	6
Total expenses	5	-	2	-	6
Net investment income (loss)	(5)	-	(2)	-	476
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	5	1	1	-	5,432
Capital gains distributions	-	-	-	-	236
Total realized gain (loss) on investments and capital gains distributions	5	1	1	-	5,668
Net unrealized appreciation (depreciation) of investments	69	1	33	-	(1,908)
Net realized and unrealized gain (loss) on investments	74	2	34	-	3,760
Net increase (decrease) in net assets resulting from operations	$ 69	$ 2	$ 32	$ -	$ 4,236

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Adviser Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Institutional Class	ING Templeton Global Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 645	$ 1	$ 956	$ -	$ -
Total investment income	645	1	956	-	-
Expenses:					
Mortality, expense risk and					
other charges	570	-	692	-	4
Total expenses	570	-	692	-	4
Net investment income (loss)	75	1	264	-	(4)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	153	-	470	-	(1)
Capital gains distributions	3,273	3	2,974	-	4
Total realized gain (loss) on investments					
and capital gains distributions	3,426	3	3,444	-	3
Net unrealized appreciation					
(depreciation) of investments	3,684	13	8,118	-	96
Net realized and unrealized gain (loss)					
on investments	7,110	16	11,562	-	99
Net increase (decrease) in net assets					
resulting from operations	$ 7,185	$ 17	$ 11,826	$ -	$ 95

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Van Kampen Equity Growth Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Institutional Class	ING Van Kampen Real Estate Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 143	$ -	$ 11	$ 24
Total investment income	-	143	-	11	24
Expenses:					
Mortality, expense risk and other charges	-	134	2	39	6
Total expenses	-	134	2	39	6
Net investment income (loss)	-	9	(2)	(28)	18
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	39	2	(8)	6
Capital gains distributions	-	1,064	-	71	48
Total realized gain (loss) on investments and capital gains distributions	-	1,103	2	63	54
Net unrealized appreciation (depreciation) of investments	-	658	47	1,198	99
Net realized and unrealized gain (loss) on investments	-	1,761	49	1,261	153
Net increase (decrease) in net assets resulting from operations	$ -	$ 1,770	$ 47	$ 1,233	$ 171

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING International Fund - Class Q	ING International SmallCap Fund - Class A	ING American Century Large Company Value Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 3	$ -	$ 4	$ -
Total investment income	-	3	-	4	-
Expenses:					
Mortality, expense risk and					
other charges	2	5	-	4	-
Total expenses	2	5	-	4	-
Net investment income (loss)	(2)	(2)	-	-	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2	2	-	21	-
Capital gains distributions	-	22	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	2	24	-	21	-
Net unrealized appreciation					
(depreciation) of investments	49	37	-	95	1
Net realized and unrealized gain (loss)					
on investments	51	61	-	116	1
Net increase (decrease) in net assets					
resulting from operations	$ 49	$ 59	$ -	$ 116	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING American Century Large Company Value Portfolio - Service Class	ING American Century Select Portfolio - Initial Class	ING American Century Select Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Adviser Class	ING American Century Small-Mid Cap Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 12	$ 1,780	$ -	$ -	$ 6
Total investment income	12	1,780	-	-	6
Expenses:					
Mortality, expense risk and					
other charges	52	1,454	-	-	327
Total expenses	52	1,454	-	-	327
Net investment income (loss)	(40)	326	-	-	(321)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	123	951	-	-	668
Capital gains distributions	222	-	-	-	92
Total realized gain (loss) on investments					
and capital gains distributions	345	951	-	-	760
Net unrealized appreciation					
(depreciation) of investments	478	(5,974)	(1)	2	3,923
Net realized and unrealized gain (loss)					
on investments	823	(5,023)	(1)	2	4,683
Net increase (decrease) in net assets					
resulting from operations	$ 783	$ (4,697)	$ (1)	$ 2	$ 4,362

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Baron Asset Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Adviser Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis Venture Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality, expense risk and					
other charges	1	-	888	-	89
Total expenses	1	-	888	-	89
Net investment income (loss)	(1)	-	(888)	-	(89)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1	(2)	3,696	-	206
Capital gains distributions	-	-	778	-	575
Total realized gain (loss) on investments					
and capital gains distributions	1	(2)	4,474	-	781
Net unrealized appreciation					
(depreciation) of investments	13	3	7,482	3	315
Net realized and unrealized gain (loss)					
on investments	14	1	11,956	3	1,096
Net increase (decrease) in net assets					
resulting from operations	$ 13	$ 1	$ 11,068	$ 3	$ 1,007

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Fidelity® VIP Mid Cap Portfolio - Service Class	ING Fundamental Research Portfolio - Adviser Class	ING Fundamental Research Portfolio - Service Class	ING Goldman Sachs® Capital Growth Portfolio - Service Class	ING Goldman Sachs® Structured Equity Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 1	$ -	$ -
Total investment income	-	-	1	-	-
Expenses:					
Mortality, expense risk and					
other charges	-	-	17	21	-
Total expenses	-	-	17	21	-
Net investment income (loss)	-	-	(16)	(21)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	-	66	95	-
Capital gains distributions	-	-	25	-	-
Total realized gain (loss) on investments					
and capital gains distributions	-	-	91	95	-
Net unrealized appreciation					
(depreciation) of investments	2	-	79	72	-
Net realized and unrealized gain (loss)					
on investments	2	-	170	167	-
Net increase (decrease) in net assets					
resulting from operations	$ 2	$ -	$ 154	$ 146	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING JPMorgan International Portfolio - Adviser Class	ING JPMorgan International Portfolio - Initial Class	ING JPMorgan International Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Adviser Class	ING JPMorgan Mid Cap Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1,359	$ -	$ -	$ 1
Total investment income	-	1,359	-	-	1
Expenses:					
Mortality, expense risk and other charges	-	1,495	-	-	289
Total expenses	-	1,495	-	-	289
Net investment income (loss)	-	(136)	-	-	(288)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	11,560	1	1	381
Capital gains distributions	-	-	-	-	191
Total realized gain (loss) on investments and capital gains distributions	-	11,560	1	1	572
Net unrealized appreciation (depreciation) of investments	1	16,783	1	4	3,657
Net realized and unrealized gain (loss) on investments	1	28,343	2	5	4,229
Net increase (decrease) in net assets resulting from operations	$ 1	$ 28,207	$ 2	$ 5	$ 3,941

The accompanying notes are an integral part of these financial statements.

73

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class	ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality, expense risk and other charges	-	2,190	-	-	40
Total expenses	-	2,190	-	-	40
Net investment income (loss)	-	(2,190)	-	-	(40)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(1,080)	-	-	8
Capital gains distributions	-	-	-	-	62
Total realized gain (loss) on investments and capital gains distributions	-	(1,080)	-	-	70
Net unrealized appreciation (depreciation) of investments	1	21,852	6	1	65
Net realized and unrealized gain (loss) on investments	1	20,772	6	1	135
Net increase (decrease) in net assets resulting from operations	$ 1	$ 18,582	$ 6	$ 1	$ 95

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Neuberger Berman Partners Portfolio - Service Class	ING Neuberger Berman Regency Portfolio - Service Class	ING OpCap Balanced Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Adviser Class	ING Oppenheimer Global Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 129	$ -	$ 634
Total investment income	-	-	129	-	634
Expenses:					
Mortality, expense risk and					
other charges	-	-	157	-	9,350
Total expenses	-	-	157	-	9,350
Net investment income (loss)	-	-	(28)	-	(8,716)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	7	-	660	1	30,445
Capital gains distributions	-	-	-	-	1,328
Total realized gain (loss) on investments					
and capital gains distributions	7	-	660	1	31,773
Net unrealized appreciation					
(depreciation) of investments	-	-	588	5	119,373
Net realized and unrealized gain (loss)					
on investments	7	-	1,248	6	151,146
Net increase (decrease) in net assets					
resulting from operations	$ 7	$ -	$ 1,220	$ 6	$ 142,430

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Adviser Class	ING Oppenheimer Strategic Income Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Adviser Class	ING PIMCO Total Return Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 450	$ 2	$ 999
Total investment income	-	-	450	2	999
Expenses:					
Mortality, expense risk and					
other charges	2	-	1,104	-	605
Total expenses	2	-	1,104	-	605
Net investment income (loss)	(2)	-	(654)	2	394
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2	-	644	-	107
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	2	-	644	-	107
Net unrealized appreciation					
(depreciation) of investments	18	5	8,090	5	1,238
Net realized and unrealized gain (loss)					
on investments	20	5	8,734	5	1,345
Net increase (decrease) in net assets					
resulting from operations	$ 18	$ 5	$ 8,080	$ 7	$ 1,739

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Pioneer High Yield Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Service Class	ING Solution 2015 Portfolio - Adviser Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 14	$ -	$ 3	$ 14	$ 5
Total investment income	14	-	3	14	5
Expenses:					
Mortality, expense risk and					
other charges	3	-	11	66	15
Total expenses	3	-	11	66	15
Net investment income (loss)	11	-	(8)	(52)	(10)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	-	11	50	4
Capital gains distributions	3	-	1	8	3
Total realized gain (loss) on investments					
and capital gains distributions	3	-	12	58	7
Net unrealized appreciation					
(depreciation) of investments	14	-	150	919	255
Net realized and unrealized gain (loss)					
on investments	17	-	162	977	262
Net increase (decrease) in net assets					
resulting from operations	$ 28	$ -	$ 154	$ 925	$ 252

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Adviser Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Adviser Class	ING Solution 2045 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 24	$ 2	$ 7	$ -	$ 1
Total investment income	24	2	7	-	1
Expenses:					
Mortality, expense risk and					
other charges	77	14	48	7	30
Total expenses	77	14	48	7	30
Net investment income (loss)	(53)	(12)	(41)	(7)	(29)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	54	6	64	2	55
Capital gains distributions	17	2	7	2	6
Total realized gain (loss) on investments					
and capital gains distributions	71	8	71	4	61
Net unrealized appreciation					
(depreciation) of investments	1,237	255	874	155	525
Net realized and unrealized gain (loss)					
on investments	1,308	263	945	159	586
Net increase (decrease) in net assets					
resulting from operations	$ 1,255	$ 251	$ 904	$ 152	$ 557

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Solution Income Portfolio - Adviser Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 3	$ -	$ -	$ -
Total investment income	1	3	-	-	-
Expenses:					
Mortality, expense risk and					
other charges	3	11	-	4,371	3
Total expenses	3	11	-	4,371	3
Net investment income (loss)	(2)	(8)	-	(4,371)	(3)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	3	14	-	12,145	10
Capital gains distributions	-	1	-	9,055	9
Total realized gain (loss) on investments and capital gains distributions	3	15	-	21,200	19
Net unrealized appreciation (depreciation) of investments	37	82	1	15,200	14
Net realized and unrealized gain (loss) on investments	40	97	1	36,400	33
Net increase (decrease) in net assets resulting from operations	$ 38	$ 89	$ 1	$ 32,029	$ 30

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Adviser Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 683	$ -	$ 3	$ -
Total investment income	-	683	-	3	-
Expenses:					
Mortality, expense risk and					
other charges	-	2,869	4	1	-
Total expenses	-	2,869	4	1	-
Net investment income (loss)	-	(2,186)	(4)	2	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	5,695	11	7	-
Capital gains distributions	-	460	1	-	-
Total realized gain (loss) on investments					
and capital gains distributions	-	6,155	12	7	-
Net unrealized appreciation					
(depreciation) of investments	9	28,097	74	17	4
Net realized and unrealized gain (loss)					
on investments	9	34,252	86	24	4
Net increase (decrease) in net assets					
resulting from operations	$ 9	$ 32,066	$ 82	$ 26	$ 4

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING UBS U.S. Small Cap Growth Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 554	$ 1,082	$ -	$ -	$ -
Total investment income	554	1,082	-	-	-
Expenses:					
Mortality, expense risk and other charges	1,172	1,431	-	-	-
Total expenses	1,172	1,431	-	-	-
Net investment income (loss)	(618)	(349)	-	-	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(16,117)	(977)	-	3	-
Capital gains distributions	-	-	-	-	2
Total realized gain (loss) on investments and capital gains distributions	(16,117)	(977)	-	3	2
Net unrealized appreciation (depreciation) of investments	33,319	17,951	-	-	5
Net realized and unrealized gain (loss) on investments	17,202	16,974	-	3	7
Net increase (decrease) in net assets resulting from operations	$ 16,584	$ 16,625	$ -	$ 3	$ 7

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Adviser Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Service Class	ING VP Strategic Allocation Conservative Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 733	$ -	$ 6,974	$ 1	$ 1,027
Total investment income	733	-	6,974	1	1,027
Expenses:					
Mortality, expense risk and other charges	1,008	-	3,731	1	398
Total expenses	1,008	-	3,731	1	398
Net investment income (loss)	(275)	-	3,243	-	629
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	5,300	-	3,971	-	1,154
Capital gains distributions	5,010	-	12,395	2	1,253
Total realized gain (loss) on investments and capital gains distributions	10,310	-	16,366	2	2,407
Net unrealized appreciation (depreciation) of investments	4,322	1	20,526	4	(230)
Net realized and unrealized gain (loss) on investments	14,632	1	36,892	6	2,177
Net increase (decrease) in net assets resulting from operations	$ 14,357	$ 1	$ 40,135	$ 6	$ 2,806

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I	ING VP Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2
Net investment income (loss)					
Income:					
Dividends	$ 1,148	$ 1,409	$ 22,560	$ 29	$ 277
Total investment income	1,148	1,409	22,560	29	277
Expenses:					
Mortality, expense risk and					
other charges	902	788	21,772	14	116
Total expenses	902	788	21,772	14	116
Net investment income (loss)	246	621	788	15	161
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,044	1,109	(131,519)	1	(14)
Capital gains distributions	1,107	1,665	-	23	94
Total realized gain (loss) on investments					
and capital gains distributions	2,151	2,774	(131,519)	24	80
Net unrealized appreciation					
(depreciation) of investments	7,313	4,155	368,164	27	203
Net realized and unrealized gain (loss)					
on investments	9,464	6,929	236,645	51	283
Net increase (decrease) in net assets					
resulting from operations	$ 9,710	$ 7,550	$ 237,433	$ 66	$ 444

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8
Net investment income (loss)					
Income:					
Dividends	$ 824	$ 13	$ 99	$ 90	$ 27
Total investment income	824	13	99	90	27
Expenses:					
Mortality, expense risk and					
other charges	442	11	72	56	25
Total expenses	442	11	72	56	25
Net investment income (loss)	382	2	27	34	2
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	20	1	44	34	8
Capital gains distributions	17	27	29	-	6
Total realized gain (loss) on investments					
and capital gains distributions	37	28	73	34	14
Net unrealized appreciation					
(depreciation) of investments	981	29	222	238	109
Net realized and unrealized gain (loss)					
on investments	1,018	57	295	272	123
Net increase (decrease) in net assets					
resulting from operations	$ 1,400	$ 59	$ 322	$ 306	$ 125

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING VP Global Science and Technology Portfolio - Class I	ING VP Growth Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 3	$ 1	$ -	$ -	$ 41
Total investment income	3	1	-	-	41
Expenses:					
Mortality, expense risk and other charges	3	2	1	405	731
Total expenses	3	2	1	405	731
Net investment income (loss)	-	(1)	(1)	(405)	(690)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	2	-	2,142	(12,107)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	2	-	2,142	(12,107)
Net unrealized appreciation (depreciation) of investments	13	6	3	589	13,849
Net realized and unrealized gain (loss) on investments	13	8	3	2,731	1,742
Net increase (decrease) in net assets resulting from operations	$ 13	$ 7	$ 2	$ 2,326	$ 1,052

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class S	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class S	ING VP Index Plus SmallCap Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 5,767	$ -	$ 2,598	$ -	$ 763
Total investment income	5,767	-	2,598	-	763
Expenses:					
Mortality, expense risk and					
other charges	5,520	-	4,193	-	1,869
Total expenses	5,520	-	4,193	-	1,869
Net investment income (loss)	247	-	(1,595)	-	(1,106)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(16,794)	2	15,759	-	10,788
Capital gains distributions	-	-	31,759	-	10,000
Total realized gain (loss) on investments					
and capital gains distributions	(16,794)	2	47,518	-	20,788
Net unrealized appreciation					
(depreciation) of investments	83,656	-	(11,351)	1	3,103
Net realized and unrealized gain (loss)					
on investments	66,862	2	36,167	1	23,891
Net increase (decrease) in net assets					
resulting from operations	$ 67,109	$ 2	$ 34,572	$ 1	$ 22,785

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING VP Index Plus SmallCap Portfolio - Class S	ING VP International Equity Portfolio - Class I	ING VP International Equity Portfolio - Class S	ING VP Small Company Portfolio - Class I	ING VP Small Company Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ -	$ 311	$ -	$ 645	$ -
Total investment income	-	311	-	645	-
Expenses:					
Mortality, expense risk and					
other charges	-	201	-	1,665	-
Total expenses	-	201	-	1,665	-
Net investment income (loss)	-	110	-	(1,020)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	1,431	-	11,146	-
Capital gains distributions	-	-	-	24,481	-
Total realized gain (loss) on investments					
and capital gains distributions	-	1,431	-	35,627	-
Net unrealized appreciation					
(depreciation) of investments	1	2,490	2	(10,251)	-
Net realized and unrealized gain (loss)					
on investments	1	3,921	2	25,376	-
Net increase (decrease) in net assets					
resulting from operations	$ 1	$ 4,031	$ 2	$ 24,356	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING VP Value Opportunity Portfolio - Class I	ING VP Financial Services Portfolio - Class I	ING VP International Value Portfolio - Class I	ING VP International Value Portfolio - Class S	ING VP MidCap Opportunities Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 1,397	$ 28	$ 2,446	$ 1	$ -
Total investment income	1,397	28	2,446	1	-
Expenses:					
Mortality, expense risk and other charges	985	20	944	-	67
Total expenses	985	20	944	-	67
Net investment income (loss)	412	8	1,502	1	(67)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2,215	146	3,850	-	327
Capital gains distributions	-	8	6,342	3	-
Total realized gain (loss) on investments and capital gains distributions	2,215	154	10,192	3	327
Net unrealized appreciation (depreciation) of investments	11,020	159	13,241	3	47
Net realized and unrealized gain (loss) on investments	13,235	313	23,433	6	374
Net increase (decrease) in net assets resulting from operations	$ 13,647	$ 321	$ 24,935	$ 7	$ 307

The accompanying notes are an integral part of these financial statements.

88

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING VP MidCap Opportunities Portfolio - Class S	ING VP Real Estate Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class S	ING VP Balanced Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1,576	$ -	$ -	$ 14,911
Total investment income	-	1,576	-	-	14,911
Expenses:					
Mortality, expense risk and other charges	-	700	90	-	6,657
Total expenses	-	700	90	-	6,657
Net investment income (loss)	-	876	(90)	-	8,254
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	3,000	709	(2)	(9,580)
Capital gains distributions	-	1,302	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	4,302	709	(2)	(9,580)
Net unrealized appreciation (depreciation) of investments	-	14,669	413	-	52,946
Net realized and unrealized gain (loss) on investments	-	18,971	1,122	(2)	43,366
Net increase (decrease) in net assets resulting from operations	$ -	$ 19,847	$ 1,032	$ (2)	$ 51,620

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING VP Intermediate Bond Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class S	ING VP Money Market Portfolio - Class I	ING VP Natural Resources Trust	Janus Adviser Balanced Fund - Class S
Net investment income (loss)					
Income:					
Dividends	$ 16,079	$ -	$ 6,383	$ -	$ -
Total investment income	16,079	-	6,383	-	-
Expenses:					
Mortality, expense risk and other charges	4,189	-	2,398	775	-
Total expenses	4,189	-	2,398	775	-
Net investment income (loss)	11,890	-	3,985	(775)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(383)	-	1,326	8,141	-
Capital gains distributions	-	-	-	5,649	-
Total realized gain (loss) on investments and capital gains distributions	(383)	-	1,326	13,790	-
Net unrealized appreciation (depreciation) of investments	232	-	5,988	(2,424)	-
Net realized and unrealized gain (loss) on investments	(151)	-	7,314	11,366	-
Net increase (decrease) in net assets resulting from operations	$ 11,739	$ -	$ 11,299	$ 10,591	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares
Net investment income (loss)					
Income:					
Dividends	$ 9	$ 6	$ 1	$ -	$ 6
Total investment income	9	6	1	-	6
Expenses:					
Mortality, expense risk and other charges	5	2	2	6	4
Total expenses	5	2	2	6	4
Net investment income (loss)	4	4	(1)	(6)	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	25	(5)	7	47	22
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	25	(5)	7	47	22
Net unrealized appreciation (depreciation) of investments	10	4	10	13	30
Net realized and unrealized gain (loss) on investments	35	(1)	17	60	52
Net increase (decrease) in net assets resulting from operations	$ 39	$ 3	$ 16	$ 54	$ 54

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Legg Mason Value Trust, Inc. - Primary Class	LKCM Aquinas Growth Fund	Lord Abbett Affiliated Fund - Class A	Lord Abbett Mid-Cap Value Fund, Inc. - Class A	Lord Abbett Small-Cap Value Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 13	$ 5	$ -
Total investment income	-	-	13	5	-
Expenses:					
Mortality, expense risk and					
other charges	14	1	11	10	13
Total expenses	14	1	11	10	13
Net investment income (loss)	(14)	(1)	2	(5)	(13)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	30	-	6	12	25
Capital gains distributions	-	1	74	108	182
Total realized gain (loss) on investments					
and capital gains distributions	30	1	80	120	207
Net unrealized appreciation					
(depreciation) of investments	60	17	65	(13)	9
Net realized and unrealized gain (loss)					
on investments	90	18	145	107	216
Net increase (decrease) in net assets					
resulting from operations	$ 76	$ 17	$ 147	$ 102	$ 203

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Massachusetts Investors Growth Stock Fund - Class A	MFS® Total Return Series - Initial Class	Moderate Allocation Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 1,687	$ 753	$ -	$ 1,879	$ -
Total investment income	1,687	753	-	1,879	-
Expenses:					
Mortality, expense risk and					
other charges	1,389	1,552	5	838	-
Total expenses	1,389	1,552	5	838	-
Net investment income (loss)	298	(799)	(5)	1,041	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	3,171	6,717	5	1,415	-
Capital gains distributions	4,521	11,729	-	2,518	1
Total realized gain (loss) on investments					
and capital gains distributions	7,692	18,446	5	3,933	1
Net unrealized appreciation					
(depreciation) of investments	11,603	(1,948)	35	3,101	(1)
Net realized and unrealized gain (loss)					
on investments	19,295	16,498	40	7,034	-
Net increase (decrease) in net assets					
resulting from operations	$ 19,593	$ 15,699	$ 35	$ 8,075	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Neuberger Berman Socially Responsive Fund® - Trust Class	New Perspective Fund®, Inc. - Class R-3	New Perspective Fund®, Inc. - Class R-4	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ -	$ 14	$ 387	$ -	$ 1,812
Total investment income	-	14	387	-	1,812
Expenses:					
Mortality, expense risk and					
other charges	1	5	215	4	1,526
Total expenses	1	5	215	4	1,526
Net investment income (loss)	(1)	9	172	(4)	286
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1	18	1,938	4	10,159
Capital gains distributions	5	71	1,675	-	13,095
Total realized gain (loss) on investments					
and capital gains distributions	6	89	3,613	4	23,254
Net unrealized appreciation					
(depreciation) of investments	30	47	1,076	23	4,924
Net realized and unrealized gain (loss)					
on investments	36	136	4,689	27	28,178
Net increase (decrease) in net assets					
resulting from operations	$ 35	$ 145	$ 4,861	$ 23	$ 28,464

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Oppenheimer Global Fund - Class A	Oppenheimer Main Street Fund® - Class A	Oppenheimer Aggressive Growth Fund/VA	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 1	$ -	$ 8	$ 1
Total investment income	1	1	-	8	1
Expenses:					
Mortality, expense risk and other charges	1	1	-	9	2
Total expenses	1	1	-	9	2
Net investment income (loss)	-	-	-	(1)	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2	1	-	50	2
Capital gains distributions	7	6	-	39	-
Total realized gain (loss) on investments and capital gains distributions	9	7	-	89	2
Net unrealized appreciation (depreciation) of investments	5	4	-	24	10
Net realized and unrealized gain (loss) on investments	14	11	-	113	12
Net increase (decrease) in net assets resulting from operations	$ 14	$ 11	$ -	$ 112	$ 11

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Strategic Bond Fund/VA	Pax World Balanced Fund, Inc.	PIMCO Real Return Portfolio - Administrative Class	Pioneer Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 3	$ 6	$ 869	$ 1,053	$ -
Total investment income	3	6	869	1,053	-
Expenses:					
Mortality, expense risk and					
other charges	38	1	479	246	-
Total expenses	38	1	479	246	-
Net investment income (loss)	(35)	5	390	807	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	83	3	3,190	(386)	2
Capital gains distributions	59	-	2,462	677	2
Total realized gain (loss) on investments					
and capital gains distributions	142	3	5,652	291	4
Net unrealized appreciation					
(depreciation) of investments	170	1	(109)	(1,136)	1
Net realized and unrealized gain (loss)					
on investments	312	4	5,543	(845)	5
Net increase (decrease) in net assets					
resulting from operations	$ 277	$ 9	$ 5,933	$ (38)	$ 5

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Pioneer High Yield Fund - Class A	Pioneer Equity Income VCT Portfolio - Class I	Pioneer Fund VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 64	$ 2,447	$ 97	$ 550	$ 814
Total investment income	64	2,447	97	550	814
Expenses:					
Mortality, expense risk and					
other charges	11	903	60	107	812
Total expenses	11	903	60	107	812
Net investment income (loss)	53	1,544	37	443	2
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(9)	1,866	165	(113)	228
Capital gains distributions	79	1,336	-	143	20,283
Total realized gain (loss) on investments					
and capital gains distributions	70	3,202	165	30	20,511
Net unrealized appreciation					
(depreciation) of investments	1	12,848	802	280	(11,870)
Net realized and unrealized gain (loss)					
on investments	71	16,050	967	310	8,641
Net increase (decrease) in net assets					
resulting from operations	$ 124	$ 17,594	$ 1,004	$ 753	$ 8,643

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	Templeton Foreign Fund - Class A	Templeton Growth Fund, Inc. - Class A	Templeton Global Bond Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 5	$ -	$ 17	$ 12	$ 1,347
Total investment income	5	-	17	12	1,347
Expenses:					
Mortality, expense risk and					
other charges	7	-	7	6	267
Total expenses	7	-	7	6	267
Net investment income (loss)	(2)	-	10	6	1,080
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	14	-	9	7	(17)
Capital gains distributions	88	1	68	41	24
Total realized gain (loss) on investments					
and capital gains distributions	102	1	77	48	7
Net unrealized appreciation					
(depreciation) of investments	50	2	44	53	1,476
Net realized and unrealized gain (loss)					
on investments	152	3	121	101	1,483
Net increase (decrease) in net assets					
resulting from operations	$ 150	$ 3	$ 131	$ 107	$ 2,563

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4	The Income Fund of America® - Class R-3	UBS U.S. Small Cap Growth Fund - Class A	Diversified Value Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 44	$ 1,562	$ 21	$ -	$ 1
Total investment income	44	1,562	21	-	1
Expenses:					
Mortality, expense risk and					
other charges	43	1,659	5	2	1
Total expenses	43	1,659	5	2	1
Net investment income (loss)	1	(97)	16	(2)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	26	6,140	3	4	-
Capital gains distributions	246	6,275	29	8	1
Total realized gain (loss) on investments					
and capital gains distributions	272	12,415	32	12	1
Net unrealized appreciation					
(depreciation) of investments	277	5,132	68	2	11
Net realized and unrealized gain (loss)					
on investments	549	17,547	100	14	12
Net increase (decrease) in net assets					
resulting from operations	$ 550	$ 17,450	$ 116	$ 12	$ 12

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Equity Income Portfolio	Small Company Growth Portfolio	Wanger Select	Wanger U.S. Smaller Companies	Washington Mutual Investors Fund℠, Inc. - Class R-3
Net investment income (loss)					
Income:					
Dividends	$ 5	$ -	$ 42	$ 29	$ 49
Total investment income	5	-	42	29	49
Expenses:					
Mortality, expense risk and other charges	2	-	156	150	22
Total expenses	2	-	156	150	22
Net investment income (loss)	3	-	(114)	(121)	27
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	7	-	59	358	18
Capital gains distributions	8	-	347	403	87
Total realized gain (loss) on investments and capital gains distributions	15	-	406	761	105
Net unrealized appreciation (depreciation) of investments	19	-	2,627	209	334
Net realized and unrealized gain (loss) on investments	34	-	3,033	970	439
Net increase (decrease) in net assets resulting from operations	$ 37	$ -	$ 2,919	$ 849	$ 466

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Washington Mutual Investors Fund℠, Inc. - Class R-4	Wells Fargo Advantage Small Cap Value Fund - Class A
Net investment income (loss)		
Income:		
Dividends	$ 1,465	$ -
Total investment income	1,465	-
Expenses:		
Mortality, expense risk and		
other charges	776	-
Total expenses	776	-
Net investment income (loss)	689	-
Realized and unrealized gain (loss)		
on investments		
Net realized gain (loss) on investments	594	-
Capital gains distributions	2,057	2
Total realized gain (loss) on investments		
and capital gains distributions	2,651	2
Net unrealized appreciation		
(depreciation) of investments	8,652	(1)
Net realized and unrealized gain (loss)		
on investments	11,303	1
Net increase (decrease) in net assets		
resulting from operations	$ 11,992	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	AIM Mid Cap Core Equity Fund - Class A	AIM Small Cap Growth Fund - Class A	AIM Global Health Care Fund - Investor Class	AIM V.I. Capital Appreciation Fund - Series I Shares
Net assets at January 1, 2005	$ 196	$ -	$ -	$ 20,524
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	1	-	(191)
Total realized gain (loss) on investments				
and capital gains distributions	18	-	2	(1,951)
Net unrealized appreciation (depreciation) during the year	(5)	-	2	3,517
Net increase (decrease) in net assets from operations	12	1	4	1,375
Changes from contract transactions:				
Total unit transactions	(20)	7	64	(2,525)
Net increase (decrease) in assets derived from				
principal transactions	(20)	7	64	(2,525)
Total increase (decrease) in net assets	(8)	8	68	(1,150)
Net assets at December 31, 2005	188	8	68	19,374
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	-	(1)	(292)
Total realized gain (loss) on investments				
and capital gains distributions	42	1	13	554
Net unrealized appreciation (depreciation) during the year	(23)	-	(10)	409
Net increase (decrease) in net assets from operations	20	1	2	671
Changes from contract transactions:				
Total unit transactions	26	8	44	12,951
Net increase (decrease) in assets derived from				
principal transactions	26	8	44	12,951
Total increase (decrease) in net assets	46	9	46	13,622
Net assets at December 31, 2006	$ 234	$ 17	$ 114	$ 32,996

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	AIM V.I. Core Equity Fund - Series I Shares	AIM V.I. Growth Fund - Series I Shares	AIM V.I. Premier Equity Fund - Series I Shares	AllianceBernstein Growth and Income Fund, Inc. - Class A
Net assets at January 1, 2005	$ 38,313	$ 17,595	$ 19,636	$ 22
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	106	(176)	(39)	-
Total realized gain (loss) on investments				
and capital gains distributions	(3,357)	(1,484)	(1,001)	-
Net unrealized appreciation (depreciation) during the year	4,504	2,612	1,796	1
Net increase (decrease) in net assets from operations	1,253	952	756	1
Changes from contract transactions:				
Total unit transactions	(7,783)	(1,923)	(3,420)	19
Net increase (decrease) in assets derived from				
principal transactions	(7,783)	(1,923)	(3,420)	19
Total increase (decrease) in net assets	(6,530)	(971)	(2,664)	20
Net assets at December 31, 2005	31,783	16,624	16,972	42
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(190)	(61)	117	-
Total realized gain (loss) on investments				
and capital gains distributions	(663)	3,829	1,940	2
Net unrealized appreciation (depreciation) during the year	6,785	(2,636)	(1,190)	4
Net increase (decrease) in net assets from operations	5,932	1,132	867	6
Changes from contract transactions:				
Total unit transactions	12,004	(17,756)	(17,839)	17
Net increase (decrease) in assets derived from				
principal transactions	12,004	(17,756)	(17,839)	17
Total increase (decrease) in net assets	17,936	(16,624)	(16,972)	23
Net assets at December 31, 2006	$ 49,719	$ -	$ -	$ 65

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	AllianceBernstein Growth and Income Portfolio - Class A	Allianz NFJ Small-Cap Value - Class A	American Balanced Fund® - Class R-3	American Century Income & Growth Fund - Advisor Class
Net assets at January 1, 2005	$ 50	$ 53	$ 1,269	$ 4,389
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	4	29	37
Total realized gain (loss) on investments				
and capital gains distributions	-	32	68	420
Net unrealized appreciation (depreciation) during the year	7	(7)	(23)	(252)
Net increase (decrease) in net assets from operations	7	29	74	205
Changes from contract transactions:				
Total unit transactions	203	316	2,313	1,035
Net increase (decrease) in assets derived from				
principal transactions	203	316	2,313	1,035
Total increase (decrease) in net assets	210	345	2,387	1,240
Net assets at December 31, 2005	260	398	3,656	5,629
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	2	4	58	35
Total realized gain (loss) on investments				
and capital gains distributions	29	46	116	529
Net unrealized appreciation (depreciation) during the year	43	19	256	276
Net increase (decrease) in net assets from operations	74	69	430	840
Changes from contract transactions:				
Total unit transactions	223	10	928	(479)
Net increase (decrease) in assets derived from				
principal transactions	223	10	928	(479)
Total increase (decrease) in net assets	297	79	1,358	361
Net assets at December 31, 2006	$ 557	$ 477	$ 5,014	$ 5,990

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Ariel Appreciation Fund		Ariel Fund		Baron Asset Fund		Baron Growth Fund	
Net assets at January 1, 2005	$	192	$	154	$	135	$	392
Increase (decrease) in net assets from operations								
Operations:								
Net investment income (loss)		(2)		(2)		(2)		(7)
Total realized gain (loss) on investments								
and capital gains distributions		18		29		18		68
Net unrealized appreciation (depreciation) during the year		(7)		(34)		13		(18)
Net increase (decrease) in net assets from operations		9		(7)		29		43
Changes from contract transactions:								
Total unit transactions		193		390		239		599
Net increase (decrease) in assets derived from								
principal transactions		193		390		239		599
Total increase (decrease) in net assets		202		383		268		642
Net assets at December 31, 2005		394		537		403		1,034
Increase (decrease) in net assets from operations								
Operations:								
Net investment income (loss)		(6)		(8)		(7)		(13)
Total realized gain (loss) on investments								
and capital gains distributions		44		40		71		96
Net unrealized appreciation (depreciation) during the year		17		18		24		81
Net increase (decrease) in net assets from operations		55		50		88		164
Changes from contract transactions:								
Total unit transactions		180		73		538		236
Net increase (decrease) in assets derived from								
principal transactions		180		73		538		236
Total increase (decrease) in net assets		235		123		626		400
Net assets at December 31, 2006	$	629	$	660	$	1,029	$	1,434

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Calvert Social Balanced Portfolio	Capital One Mid Cap Equity Fund - Class A	DWS Equity 500 Index Fund - Class S	EuroPacific Growth Fund® - Class R-3
Net assets at January 1, 2005	$ 66,170	$ -	$ 2	$ 553
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	512	(1)	-	12
Total realized gain (loss) on investments				
and capital gains distributions	(975)	110	-	42
Net unrealized appreciation (depreciation) during the year	3,313	(3)	1	102
Net increase (decrease) in net assets from operations	2,850	106	1	156
Changes from contract transactions:				
Total unit transactions	(2,487)	19	63	499
Net increase (decrease) in assets derived from				
principal transactions	(2,487)	19	63	499
Total increase (decrease) in net assets	363	125	64	655
Net assets at December 31, 2005	66,533	125	66	1,208
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	810	(1)	1	34
Total realized gain (loss) on investments				
and capital gains distributions	410	12	1	226
Net unrealized appreciation (depreciation) during the year	3,669	-	16	178
Net increase (decrease) in net assets from operations	4,889	11	18	438
Changes from contract transactions:				
Total unit transactions	(6,025)	(40)	83	2,121
Net increase (decrease) in assets derived from				
principal transactions	(6,025)	(40)	83	2,121
Total increase (decrease) in net assets	(1,136)	(29)	101	2,559
Net assets at December 31, 2006	$ 65,397	$ 96	$ 167	$ 3,767

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-4	Evergreen Special Values Fund - Class A	Fidelity® Advisor Mid Cap Fund - Class T	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net assets at January 1, 2005	$ 16,360	$ 47,554	$ 423	$ 405,088
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	666	(68)	(3)	2,416
Total realized gain (loss) on investments				
and capital gains distributions	2,374	8,757	64	14,089
Net unrealized appreciation (depreciation) during the year	5,136	(2,951)	(20)	1,612
Net increase (decrease) in net assets from operations	8,176	5,738	41	18,117
Changes from contract transactions:				
Total unit transactions	37,111	22,009	127	(21,999)
Net increase (decrease) in assets derived from				
principal transactions	37,111	22,009	127	(21,999)
Total increase (decrease) in net assets	45,287	27,747	168	(3,882)
Net assets at December 31, 2005	61,647	75,301	591	401,206
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,158	(561)	(5)	9,816
Total realized gain (loss) on investments				
and capital gains distributions	8,820	17,834	71	54,799
Net unrealized appreciation (depreciation) during the year	9,098	(943)	8	10,067
Net increase (decrease) in net assets from operations	19,076	16,330	74	74,682
Changes from contract transactions:				
Total unit transactions	60,507	14,303	29	(20,157)
Net increase (decrease) in assets derived from				
principal transactions	60,507	14,303	29	(20,157)
Total increase (decrease) in net assets	79,583	30,633	103	54,525
Net assets at December 31, 2006	$ 141,230	$ 105,934	$ 694	$ 455,731

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Asset Manager^SM Portfolio - Initial Class
Net assets at January 1, 2005	$ 377,338	$ 5,210	$ 41,057	$ 20,327
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1,779)	754	(143)	331
Total realized gain (loss) on investments				
and capital gains distributions	(23,603)	(127)	3,174	(590)
Net unrealized appreciation (depreciation) during the year	38,951	(526)	3,773	791
Net increase (decrease) in net assets from operations	13,569	101	6,804	532
Changes from contract transactions:				
Total unit transactions	(61,723)	711	(3,102)	(2,213)
Net increase (decrease) in assets derived from				
principal transactions	(61,723)	711	(3,102)	(2,213)
Total increase (decrease) in net assets	(48,154)	812	3,702	(1,681)
Net assets at December 31, 2005	329,184	6,022	44,759	18,646
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2,035)	507	(94)	315
Total realized gain (loss) on investments				
and capital gains distributions	(16,934)	(24)	3,902	(229)
Net unrealized appreciation (depreciation) during the year	36,558	165	3,982	1,011
Net increase (decrease) in net assets from operations	17,589	648	7,790	1,097
Changes from contract transactions:				
Total unit transactions	(50,951)	1,082	(839)	(1,383)
Net increase (decrease) in assets derived from				
principal transactions	(50,951)	1,082	(839)	(1,383)
Total increase (decrease) in net assets	(33,362)	1,730	6,951	(286)
Net assets at December 31, 2006	$ 295,822	$ 7,752	$ 51,710	$ 18,360

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Mutual Discovery Fund - Class R
Net assets at January 1, 2005	$ 743,262	$ 116,763	$ -	$ 186
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(6,450)	854	-	3
Total realized gain (loss) on investments				
and capital gains distributions	9,434	(1,956)	-	34
Net unrealized appreciation (depreciation) during the year	127,918	5,330	-	19
Net increase (decrease) in net assets from operations	130,902	4,228	-	56
Changes from contract transactions:				
Total unit transactions	133,893	(4,376)	-	425
Net increase (decrease) in assets derived from				
principal transactions	133,893	(4,376)	-	425
Total increase (decrease) in net assets	264,795	(148)	-	481
Net assets at December 31, 2005	1,008,057	116,615	-	667
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3,118	815	1	14
Total realized gain (loss) on investments				
and capital gains distributions	126,643	(1,184)	-	67
Net unrealized appreciation (depreciation) during the year	(17,340)	16,944	228	123
Net increase (decrease) in net assets from operations	112,421	16,575	229	204
Changes from contract transactions:				
Total unit transactions	56,104	(4,345)	5,222	567
Net increase (decrease) in assets derived from				
principal transactions	56,104	(4,345)	5,222	567
Total increase (decrease) in net assets	168,525	12,230	5,451	771
Net assets at December 31, 2006	$ 1,176,582	$ 128,845	$ 5,451	$ 1,438

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value Securities Fund - Class 2	ING Financial Services Fund - Class A	ING Real Estate Fund - Class A
Net assets at January 1, 2005	$ 70	$ 50,132	$ 9	$ 282
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2)	(190)	-	19
Total realized gain (loss) on investments and capital gains distributions	7	2,839	4	79
Net unrealized appreciation (depreciation) during the year	14	2,169	-	(3)
Net increase (decrease) in net assets from operations	19	4,818	4	95
Changes from contract transactions:				
Total unit transactions	229	17,358	38	577
Net increase (decrease) in assets derived from principal transactions	229	17,358	38	577
Total increase (decrease) in net assets	248	22,176	42	672
Net assets at December 31, 2005	318	72,308	51	954
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(5)	(338)	1	27
Total realized gain (loss) on investments and capital gains distributions	43	6,269	7	178
Net unrealized appreciation (depreciation) during the year	(14)	5,398	3	288
Net increase (decrease) in net assets from operations	24	11,329	11	493
Changes from contract transactions:				
Total unit transactions	214	4,884	22	926
Net increase (decrease) in assets derived from principal transactions	214	4,884	22	926
Total increase (decrease) in net assets	238	16,213	33	1,419
Net assets at December 31, 2006	$ 556	$ 88,521	$ 84	$ 2,373

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING GNMA Income Fund - Class A	ING Intermediate Bond Fund - Class A	ING GET Fund - Series L	ING GET Fund - Series Q
Net assets at January 1, 2005	$ 404	$ 535	$ 696	$ 3,849
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	21	22	16	92
Total realized gain (loss) on investments				
and capital gains distributions	(3)	2	(3)	17
Net unrealized appreciation (depreciation) during the year	(9)	(10)	(6)	(100)
Net increase (decrease) in net assets from operations	9	14	7	9
Changes from contract transactions:				
Total unit transactions	299	280	(74)	(650)
Net increase (decrease) in assets derived from				
principal transactions	299	280	(74)	(650)
Total increase (decrease) in net assets	308	294	(67)	(641)
Net assets at December 31, 2005	712	829	629	3,208
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	38	49	26	81
Total realized gain (loss) on investments				
and capital gains distributions	(10)	(2)	(54)	12
Net unrealized appreciation (depreciation) during the year	1	(5)	30	31
Net increase (decrease) in net assets from operations	29	42	2	124
Changes from contract transactions:				
Total unit transactions	232	762	(631)	(423)
Net increase (decrease) in assets derived from				
principal transactions	232	762	(631)	(423)
Total increase (decrease) in net assets	261	804	(629)	(299)
Net assets at December 31, 2006	$ 973	$ 1,633	$ -	$ 2,909

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING GET Fund - Series S	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING Evergreen Health Sciences Portfolio - Service Class
Net assets at January 1, 2005	$ 23,958	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	247	(1)	-	(4)
Total realized gain (loss) on investments				
and capital gains distributions	721	18	-	51
Net unrealized appreciation (depreciation) during the year	(928)	(30)	-	6
Net increase (decrease) in net assets from operations	40	(13)	-	53
Changes from contract transactions:				
Total unit transactions	(9,432)	1,109	-	1,393
Net increase (decrease) in assets derived from				
principal transactions	(9,432)	1,109	-	1,393
Total increase (decrease) in net assets	(9,392)	1,096	-	1,446
Net assets at December 31, 2005	14,566	1,096	-	1,446
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	225	(33)	-	(34)
Total realized gain (loss) on investments				
and capital gains distributions	185	169	-	92
Net unrealized appreciation (depreciation) during the year	259	(515)	-	326
Net increase (decrease) in net assets from operations	669	(379)	-	384
Changes from contract transactions:				
Total unit transactions	(4,982)	2,569	-	2,610
Net increase (decrease) in assets derived from				
principal transactions	(4,982)	2,569	-	2,610
Total increase (decrease) in net assets	(4,313)	2,190	-	2,994
Net assets at December 31, 2006	$ 10,253	$ 3,286	$ -	$ 4,440

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING FMR℠ Diversified Mid Cap Portfolio - Service Class	ING FMR℠ Large Cap Growth Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Net assets at January 1, 2005	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(12)	-	-	(13)
Total realized gain (loss) on investments and capital gains distributions	27	-	-	19
Net unrealized appreciation (depreciation) during the year	191	-	-	412
Net increase (decrease) in net assets from operations	206	-	-	418
Changes from contract transactions:				
Total unit transactions	4,405	-	-	15,484
Net increase (decrease) in assets derived from principal transactions	4,405	-	-	15,484
Total increase (decrease) in net assets	4,611	-	-	15,902
Net assets at December 31, 2005	4,611	-	-	15,902
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(115)	-	-	(81)
Total realized gain (loss) on investments and capital gains distributions	1,107	5	-	1,441
Net unrealized appreciation (depreciation) during the year	(106)	3	6	5,217
Net increase (decrease) in net assets from operations	886	8	6	6,577
Changes from contract transactions:				
Total unit transactions	9,107	154	51	6,692
Net increase (decrease) in assets derived from principal transactions	9,107	154	51	6,692
Total increase (decrease) in net assets	9,993	162	57	13,269
Net assets at December 31, 2006	$ 14,604	$ 162	$ 57	$ 29,171

The accompanying notes are an integral part of these financial statements.

113

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(20)	(1)	-	-
Total realized gain (loss) on investments				
and capital gains distributions	158	-	-	-
Net unrealized appreciation (depreciation) during the year	568	1	-	-
Net increase (decrease) in net assets from operations	706	-	-	-
Changes from contract transactions:				
Total unit transactions	6,167	282	-	-
Net increase (decrease) in assets derived from				
principal transactions	6,167	282	-	-
Total increase (decrease) in net assets	6,873	282	-	-
Net assets at December 31, 2005	6,873	282	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(91)	(12)	-	(1)
Total realized gain (loss) on investments				
and capital gains distributions	1,391	50	-	1
Net unrealized appreciation (depreciation) during the year	2,491	37	1	36
Net increase (decrease) in net assets from operations	3,791	75	1	36
Changes from contract transactions:				
Total unit transactions	10,946	1,286	25	788
Net increase (decrease) in assets derived from				
principal transactions	10,946	1,286	25	788
Total increase (decrease) in net assets	14,737	1,361	26	824
Net assets at December 31, 2006	$ 21,610	$ 1,643	$ 26	$ 824

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Julius Baer Foreign Portfolio - Service Class	ING Legg Mason Partners All Cap Portfolio - Service Class	ING Legg Mason Value Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class
Net assets at January 1, 2005	$ 1,428	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(49)	-	(4)	-
Total realized gain (loss) on investments				
and capital gains distributions	720	-	1	-
Net unrealized appreciation (depreciation) during the year	138	-	59	-
Net increase (decrease) in net assets from operations	809	-	56	-
Changes from contract transactions:				
Total unit transactions	6,553	-	1,644	-
Net increase (decrease) in assets derived from				
principal transactions	6,553	-	1,644	-
Total increase (decrease) in net assets	7,362	-	1,700	-
Net assets at December 31, 2005	8,790	-	1,700	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(209)	-	(30)	(2)
Total realized gain (loss) on investments				
and capital gains distributions	415	-	65	11
Net unrealized appreciation (depreciation) during the year	4,133	2	177	52
Net increase (decrease) in net assets from operations	4,339	2	212	61
Changes from contract transactions:				
Total unit transactions	17,037	33	1,503	1,007
Net increase (decrease) in assets derived from				
principal transactions	17,037	33	1,503	1,007
Total increase (decrease) in net assets	21,376	35	1,715	1,068
Net assets at December 31, 2006	$ 30,166	$ 35	$ 3,415	$ 1,068

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Adviser Class	ING MFS Total Return Portfolio - Institutional Class
Net assets at January 1, 2005	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(4)	(2)	-	-
Total realized gain (loss) on investments and capital gains distributions	1	26	-	-
Net unrealized appreciation (depreciation) during the year	41	107	-	-
Net increase (decrease) in net assets from operations	38	131	-	-
Changes from contract transactions:				
Total unit transactions	1,121	1,217	-	-
Net increase (decrease) in assets derived from principal transactions	1,121	1,217	-	-
Total increase (decrease) in net assets	1,159	1,348	-	-
Net assets at December 31, 2005	1,159	1,348	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(21)	(49)	1	(1)
Total realized gain (loss) on investments and capital gains distributions	23	270	2	-
Net unrealized appreciation (depreciation) during the year	118	711	2	14
Net increase (decrease) in net assets from operations	120	932	5	13
Changes from contract transactions:				
Total unit transactions	1,468	5,026	40	256
Net increase (decrease) in assets derived from principal transactions	1,468	5,026	40	256
Total increase (decrease) in net assets	1,588	5,958	45	269
Net assets at December 31, 2006	$ 2,747	$ 7,306	$ 45	$ 269

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Institutional Class
Net assets at January 1, 2005	$ 29,119	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	480	4	(1)	-
Total realized gain (loss) on investments				
and capital gains distributions	1,872	31	-	-
Net unrealized appreciation (depreciation) during the year	(1,538)	(16)	7	-
Net increase (decrease) in net assets from operations	814	19	6	-
Changes from contract transactions:				
Total unit transactions	11,347	1,172	208	-
Net increase (decrease) in assets derived from				
principal transactions	11,347	1,172	208	-
Total increase (decrease) in net assets	12,161	1,191	214	-
Net assets at December 31, 2005	41,280	1,191	214	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	454	(50)	(1)	5
Total realized gain (loss) on investments				
and capital gains distributions	2,374	102	10	(1)
Net unrealized appreciation (depreciation) during the year	901	1,534	55	4
Net increase (decrease) in net assets from operations	3,729	1,586	64	8
Changes from contract transactions:				
Total unit transactions	(8,450)	10,245	547	239
Net increase (decrease) in assets derived from				
principal transactions	(8,450)	10,245	547	239
Total increase (decrease) in net assets	(4,721)	11,831	611	247
Net assets at December 31, 2006	$ 36,559	$ 13,022	$ 825	$ 247

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class
Net assets at January 1, 2005	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	30	-	-	-
Total realized gain (loss) on investments				
and capital gains distributions	(13)	-	-	-
Net unrealized appreciation (depreciation) during the year	8	-	-	-
Net increase (decrease) in net assets from operations	25	-	-	-
Changes from contract transactions:				
Total unit transactions	1,393	-	-	-
Net increase (decrease) in assets derived from				
principal transactions	1,393	-	-	-
Total increase (decrease) in net assets	1,418	-	-	-
Net assets at December 31, 2005	1,418	-	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	175	(5)	-	(2)
Total realized gain (loss) on investments				
and capital gains distributions	22	5	1	1
Net unrealized appreciation (depreciation) during the year	63	69	1	33
Net increase (decrease) in net assets from operations	260	69	2	32
Changes from contract transactions:				
Total unit transactions	3,392	2,440	23	751
Net increase (decrease) in assets derived from				
principal transactions	3,392	2,440	23	751
Total increase (decrease) in net assets	3,652	2,509	25	783
Net assets at December 31, 2006	$ 5,070	$ 2,509	$ 25	$ 783

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Adviser Class
Net assets at January 1, 2005	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(1)	(41)	-
Total realized gain (loss) on investments				
and capital gains distributions	-	100	24	-
Net unrealized appreciation (depreciation) during the year	-	2,183	431	-
Net increase (decrease) in net assets from operations	-	2,282	414	-
Changes from contract transactions:				
Total unit transactions	-	22,755	18,749	-
Net increase (decrease) in assets derived from				
principal transactions	-	22,755	18,749	-
Total increase (decrease) in net assets	-	25,037	19,163	-
Net assets at December 31, 2005	-	25,037	19,163	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	476	75	1
Total realized gain (loss) on investments				
and capital gains distributions	-	5,668	3,426	3
Net unrealized appreciation (depreciation) during the year	-	(1,908)	3,684	13
Net increase (decrease) in net assets from operations	-	4,236	7,185	17
Changes from contract transactions:				
Total unit transactions	6	(25,648)	60,576	198
Net increase (decrease) in assets derived from				
principal transactions	6	(25,648)	60,576	198
Total increase (decrease) in net assets	6	(21,412)	67,761	215
Net assets at December 31, 2006	$ 6	$ 3,625	$ 86,924	$ 215

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Institutional Class	ING Templeton Global Growth Portfolio - Service Class	ING Van Kampen Equity Growth Portfolio - Service Class
Net assets at January 1, 2005	$ 30,123	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	69	-	-	-
Total realized gain (loss) on investments				
and capital gains distributions	1,385	-	-	-
Net unrealized appreciation (depreciation) during the year	194	-	-	-
Net increase (decrease) in net assets from operations	1,648	-	-	-
Changes from contract transactions:				
Total unit transactions	23,167	-	-	-
Net increase (decrease) in assets derived from				
principal transactions	23,167	-	-	-
Total increase (decrease) in net assets	24,815	-	-	-
Net assets at December 31, 2005	54,938	-	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	264	-	(4)	-
Total realized gain (loss) on investments				
and capital gains distributions	3,444	-	3	-
Net unrealized appreciation (depreciation) during the year	8,118	-	96	-
Net increase (decrease) in net assets from operations	11,826	-	95	-
Changes from contract transactions:				
Total unit transactions	21,032	-	1,326	14
Net increase (decrease) in assets derived from				
principal transactions	21,032	-	1,326	14
Total increase (decrease) in net assets	32,858	-	1,421	14
Net assets at December 31, 2006	$ 87,796	$ -	$ 1,421	$ 14

The accompanying notes are an integral part of these financial statements.

120

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Institutional Class	ING Van Kampen Real Estate Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(14)	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) during the year	131	-	-	-
Net increase (decrease) in net assets from operations	117	-	-	-
Changes from contract transactions:				
Total unit transactions	8,271	-	-	-
Net increase (decrease) in assets derived from principal transactions	8,271	-	-	-
Total increase (decrease) in net assets	8,388	-	-	-
Net assets at December 31, 2005	8,388	-	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	9	(2)	(28)	18
Total realized gain (loss) on investments and capital gains distributions	1,103	2	63	54
Net unrealized appreciation (depreciation) during the year	658	47	1,198	99
Net increase (decrease) in net assets from operations	1,770	47	1,233	171
Changes from contract transactions:				
Total unit transactions	5,546	707	15,672	2,366
Net increase (decrease) in assets derived from principal transactions	5,546	707	15,672	2,366
Total increase (decrease) in net assets	7,316	754	16,905	2,537
Net assets at December 31, 2006	$ 15,704	$ 754	$ 16,905	$ 2,537

The accompanying notes are an integral part of these financial statements.

121

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING International Fund - Class Q	ING International SmallCap Fund - Class A
Net assets at January 1, 2005	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	1
Total realized gain (loss) on investments and capital gains distributions	-	-	-	2
Net unrealized appreciation (depreciation) during the year	-	-	-	51
Net increase (decrease) in net assets from operations	-	-	-	54
Changes from contract transactions:				
Total unit transactions	-	-	2	229
Net increase (decrease) in assets derived from principal transactions	-	-	2	229
Total increase (decrease) in net assets	-	-	2	283
Net assets at December 31, 2005	-	-	2	283
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2)	(2)	-	-
Total realized gain (loss) on investments and capital gains distributions	2	24	-	21
Net unrealized appreciation (depreciation) during the year	49	37	-	95
Net increase (decrease) in net assets from operations	49	59	-	116
Changes from contract transactions:				
Total unit transactions	718	1,082	5	438
Net increase (decrease) in assets derived from principal transactions	718	1,082	5	438
Total increase (decrease) in net assets	767	1,141	5	554
Net assets at December 31, 2006	$ 767	$ 1,141	$ 7	$ 837

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING American Century Large Company Value Portfolio - Adviser Class	ING American Century Large Company Value Portfolio - Service Class	ING American Century Select Portfolio - Initial Class	ING American Century Select Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ 5,760	$ -	$ 2,070
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(5)	(1,225)	(6)
Total realized gain (loss) on investments				
and capital gains distributions	-	323	1,352	(35)
Net unrealized appreciation (depreciation) during the year	-	(343)	11,572	(94)
Net increase (decrease) in net assets from operations	-	(25)	11,699	(135)
Changes from contract transactions:				
Total unit transactions	-	(1,340)	146,447	(1,915)
Net increase (decrease) in assets derived from				
principal transactions	-	(1,340)	146,447	(1,915)
Total increase (decrease) in net assets	-	(1,365)	158,146	(2,050)
Net assets at December 31, 2005	-	4,395	158,146	20
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(40)	326	-
Total realized gain (loss) on investments				
and capital gains distributions	-	345	951	-
Net unrealized appreciation (depreciation) during the year	1	478	(5,974)	(1)
Net increase (decrease) in net assets from operations	1	783	(4,697)	(1)
Changes from contract transactions:				
Total unit transactions	8	112	(21,892)	(19)
Net increase (decrease) in assets derived from				
principal transactions	8	112	(21,892)	(19)
Total increase (decrease) in net assets	9	895	(26,589)	(20)
Net assets at December 31, 2006	$ 9	$ 5,290	$ 131,557	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Adviser Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Asset Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Adviser Class
Net assets at January 1, 2005	$ -	$ 25,577	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(236)	-	-
Total realized gain (loss) on investments				
and capital gains distributions	-	3,933	-	-
Net unrealized appreciation (depreciation) during the year	-	(1,715)	-	-
Net increase (decrease) in net assets from operations	-	1,982	-	-
Changes from contract transactions:				
Total unit transactions	-	4,038	-	-
Net increase (decrease) in assets derived from				
principal transactions	-	4,038	-	-
Total increase (decrease) in net assets	-	6,020	-	-
Net assets at December 31, 2005	-	31,597	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(321)	(1)	-
Total realized gain (loss) on investments				
and capital gains distributions	-	760	1	(2)
Net unrealized appreciation (depreciation) during the year	2	3,923	13	3
Net increase (decrease) in net assets from operations	2	4,362	13	1
Changes from contract transactions:				
Total unit transactions	20	(2,133)	293	62
Net increase (decrease) in assets derived from				
principal transactions	20	(2,133)	293	62
Total increase (decrease) in net assets	22	2,229	306	63
Net assets at December 31, 2006	$ 22	$ 33,826	$ 306	$ 63

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis Venture Value Portfolio - Service Class	ING Fidelity® VIP Mid Cap Portfolio - Service Class
Net assets at January 1, 2005	$ 58,317	$ -	$ 10,359	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(748)	-	(92)	-
Total realized gain (loss) on investments				
and capital gains distributions	3,613	-	624	-
Net unrealized appreciation (depreciation) during the year	1,571	-	(399)	-
Net increase (decrease) in net assets from operations	4,436	-	133	-
Changes from contract transactions:				
Total unit transactions	16,416	-	(3,162)	-
Net increase (decrease) in assets derived from				
principal transactions	16,416	-	(3,162)	-
Total increase (decrease) in net assets	20,852	-	(3,029)	-
Net assets at December 31, 2005	79,169	-	7,330	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(888)	-	(89)	-
Total realized gain (loss) on investments				
and capital gains distributions	4,474	-	781	-
Net unrealized appreciation (depreciation) during the year	7,482	3	315	2
Net increase (decrease) in net assets from operations	11,068	3	1,007	2
Changes from contract transactions:				
Total unit transactions	1,214	36	1,131	108
Net increase (decrease) in assets derived from				
principal transactions	1,214	36	1,131	108
Total increase (decrease) in net assets	12,282	39	2,138	110
Net assets at December 31, 2006	$ 91,451	$ 39	$ 9,468	$ 110

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Fundamental Research Portfolio - Adviser Class	ING Fundamental Research Portfolio - Service Class	ING Goldman Sachs® Capital Growth Portfolio - Service Class	ING Goldman Sachs® Structured Equity Portfolio - Adviser Class
Net assets at January 1, 2005	$ -	$ 1,536	$ 1,490	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(1)	(13)	-
Total realized gain (loss) on investments				
and capital gains distributions	-	45	65	-
Net unrealized appreciation (depreciation) during the year	-	24	(22)	-
Net increase (decrease) in net assets from operations	-	68	30	-
Changes from contract transactions:				
Total unit transactions	-	(68)	481	-
Net increase (decrease) in assets derived from				
principal transactions	-	(68)	481	-
Total increase (decrease) in net assets	-	-	511	-
Net assets at December 31, 2005	-	1,536	2,001	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(16)	(21)	-
Total realized gain (loss) on investments				
and capital gains distributions	-	91	95	-
Net unrealized appreciation (depreciation) during the year	-	79	72	-
Net increase (decrease) in net assets from operations	-	154	146	-
Changes from contract transactions:				
Total unit transactions	5	(180)	10	2
Net increase (decrease) in assets derived from				
principal transactions	5	(180)	10	2
Total increase (decrease) in net assets	5	(26)	156	2
Net assets at December 31, 2006	$ 5	$ 1,510	$ 2,157	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING JPMorgan International Portfolio - Adviser Class	ING JPMorgan International Portfolio - Initial Class	ING JPMorgan International Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Adviser Class
Net assets at January 1, 2005	$ -	$ 138,552	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(359)	-	-
Total realized gain (loss) on investments				
and capital gains distributions	-	10,588	-	-
Net unrealized appreciation (depreciation) during the year	-	1,368	-	-
Net increase (decrease) in net assets from operations	-	11,597	-	-
Changes from contract transactions:				
Total unit transactions	-	(10,344)	3	-
Net increase (decrease) in assets derived from				
principal transactions	-	(10,344)	3	-
Total increase (decrease) in net assets	-	1,253	3	-
Net assets at December 31, 2005	-	139,805	3	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(136)	-	-
Total realized gain (loss) on investments				
and capital gains distributions	-	11,560	1	1
Net unrealized appreciation (depreciation) during the year	1	16,783	1	4
Net increase (decrease) in net assets from operations	1	28,207	2	5
Changes from contract transactions:				
Total unit transactions	19	(17,809)	11	86
Net increase (decrease) in assets derived from				
principal transactions	19	(17,809)	11	86
Total increase (decrease) in net assets	20	10,398	13	91
Net assets at December 31, 2006	$ 20	$ 150,203	$ 16	$ 91

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class
Net assets at January 1, 2005	$ 14,426	$ -	$ 228,353	$ 16
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(159)	-	(2,171)	-
Total realized gain (loss) on investments				
and capital gains distributions	2,782	-	(5,877)	-
Net unrealized appreciation (depreciation) during the year	(1,107)	-	27,528	3
Net increase (decrease) in net assets from operations	1,516	-	19,480	3
Changes from contract transactions:				
Total unit transactions	8,391	-	(33,908)	17
Net increase (decrease) in assets derived from				
principal transactions	8,391	-	(33,908)	17
Total increase (decrease) in net assets	9,907	-	(14,428)	20
Net assets at December 31, 2005	24,333	-	213,925	36
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(288)	-	(2,190)	-
Total realized gain (loss) on investments				
and capital gains distributions	572	-	(1,080)	-
Net unrealized appreciation (depreciation) during the year	3,657	1	21,852	6
Net increase (decrease) in net assets from operations	3,941	1	18,582	6
Changes from contract transactions:				
Total unit transactions	4,304	16	(28,700)	40
Net increase (decrease) in assets derived from				
principal transactions	4,304	16	(28,700)	40
Total increase (decrease) in net assets	8,245	17	(10,118)	46
Net assets at December 31, 2006	$ 32,578	$ 17	$ 203,807	$ 82

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class	ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Service Class	ING Neuberger Berman Regency Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(29)	-	-
Total realized gain (loss) on investments				
and capital gains distributions	-	397	-	-
Net unrealized appreciation (depreciation) during the year	-	159	-	-
Net increase (decrease) in net assets from operations	-	527	-	-
Changes from contract transactions:				
Total unit transactions	-	3,586	-	-
Net increase (decrease) in assets derived from				
principal transactions	-	3,586	-	-
Total increase (decrease) in net assets	-	4,113	-	-
Net assets at December 31, 2005	-	4,113	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(40)	-	-
Total realized gain (loss) on investments				
and capital gains distributions	-	70	7	-
Net unrealized appreciation (depreciation) during the year	1	65	-	-
Net increase (decrease) in net assets from operations	1	95	7	-
Changes from contract transactions:				
Total unit transactions	32	(358)	225	1
Net increase (decrease) in assets derived from				
principal transactions	32	(358)	225	1
Total increase (decrease) in net assets	33	(263)	232	1
Net assets at December 31, 2006	$ 33	$ 3,850	$ 232	$ 1

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING OpCap Balanced Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Adviser Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class
Net assets at January 1, 2005	$ 20,474	$ -	$ -	$ 2,264
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(136)	-	1,160	(9)
Total realized gain (loss) on investments				
and capital gains distributions	803	-	20,311	37
Net unrealized appreciation (depreciation) during the year	(448)	-	128,131	(208)
Net increase (decrease) in net assets from operations	219	-	149,602	(180)
Changes from contract transactions:				
Total unit transactions	(4,120)	-	732,135	(2,064)
Net increase (decrease) in assets derived from				
principal transactions	(4,120)	-	732,135	(2,064)
Total increase (decrease) in net assets	(3,901)	-	881,737	(2,244)
Net assets at December 31, 2005	16,573	-	881,737	20
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(28)	-	(8,716)	(2)
Total realized gain (loss) on investments				
and capital gains distributions	660	1	31,773	2
Net unrealized appreciation (depreciation) during the year	588	5	119,373	18
Net increase (decrease) in net assets from operations	1,220	6	142,430	18
Changes from contract transactions:				
Total unit transactions	(4,296)	90	(102,837)	142
Net increase (decrease) in assets derived from				
principal transactions	(4,296)	90	(102,837)	142
Total increase (decrease) in net assets	(3,076)	96	39,593	160
Net assets at December 31, 2006	$ 13,497	$ 96	$ 921,330	$ 180

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Oppenheimer Strategic Income Portfolio - Adviser Class	ING Oppenheimer Strategic Income Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Adviser Class	ING PIMCO Total Return Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ -	$ -	$ 43,692
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	1,794	-	290
Total realized gain (loss) on investments				
and capital gains distributions	-	184	-	854
Net unrealized appreciation (depreciation) during the year	-	(342)	-	(680)
Net increase (decrease) in net assets from operations	-	1,636	-	464
Changes from contract transactions:				
Total unit transactions	-	114,714	-	10,797
Net increase (decrease) in assets derived from				
principal transactions	-	114,714	-	10,797
Total increase (decrease) in net assets	-	116,350	-	11,261
Net assets at December 31, 2005	-	116,350	-	54,953
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(654)	2	394
Total realized gain (loss) on investments				
and capital gains distributions	-	644	-	107
Net unrealized appreciation (depreciation) during the year	5	8,090	5	1,238
Net increase (decrease) in net assets from operations	5	8,080	7	1,739
Changes from contract transactions:				
Total unit transactions	122	(11,537)	262	6,231
Net increase (decrease) in assets derived from				
principal transactions	122	(11,537)	262	6,231
Total increase (decrease) in net assets	127	(3,457)	269	7,970
Net assets at December 31, 2006	$ 127	$ 112,893	$ 269	$ 62,923

The accompanying notes are an integral part of these financial statements.

131

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Pioneer High Yield Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Service Class	ING Solution 2015 Portfolio - Adviser Class	ING Solution 2015 Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	(6)
Total realized gain (loss) on investments and capital gains distributions	-	-	-	4
Net unrealized appreciation (depreciation) during the year	-	-	2	48
Net increase (decrease) in net assets from operations	-	-	2	46
Changes from contract transactions:				
Total unit transactions	-	-	438	1,934
Net increase (decrease) in assets derived from principal transactions	-	-	438	1,934
Total increase (decrease) in net assets	-	-	440	1,980
Net assets at December 31, 2005	-	-	440	1,980
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	11	-	(8)	(52)
Total realized gain (loss) on investments and capital gains distributions	3	-	12	58
Net unrealized appreciation (depreciation) during the year	14	-	150	919
Net increase (decrease) in net assets from operations	28	-	154	925
Changes from contract transactions:				
Total unit transactions	972	6	2,256	12,303
Net increase (decrease) in assets derived from principal transactions	972	6	2,256	12,303
Total increase (decrease) in net assets	1,000	6	2,410	13,228
Net assets at December 31, 2006	$ 1,000	$ 6	$ 2,850	$ 15,208

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Solution 2025 Portfolio - Adviser Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Adviser Class	ING Solution 2035 Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(7)	(1)	(3)
Total realized gain (loss) on investments and capital gains distributions	-	1	-	-
Net unrealized appreciation (depreciation) during the year	2	55	6	35
Net increase (decrease) in net assets from operations	2	49	5	32
Changes from contract transactions:				
Total unit transactions	264	1,869	435	1,144
Net increase (decrease) in assets derived from principal transactions	264	1,869	435	1,144
Total increase (decrease) in net assets	266	1,918	440	1,176
Net assets at December 31, 2005	266	1,918	440	1,176
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(10)	(53)	(12)	(41)
Total realized gain (loss) on investments and capital gains distributions	7	71	8	71
Net unrealized appreciation (depreciation) during the year	255	1,237	255	874
Net increase (decrease) in net assets from operations	252	1,255	251	904
Changes from contract transactions:				
Total unit transactions	3,872	15,010	3,163	9,926
Net increase (decrease) in assets derived from principal transactions	3,872	15,010	3,163	9,926
Total increase (decrease) in net assets	4,124	16,265	3,414	10,830
Net assets at December 31, 2006	$ 4,390	$ 18,183	$ 3,854	$ 12,006

The accompanying notes are an integral part of these financial statements.

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Solution 2045 Portfolio - Adviser Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Adviser Class	ING Solution Income Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(2)	-	(2)
Total realized gain (loss) on investments and capital gains distributions	-	13	-	-
Net unrealized appreciation (depreciation) during the year	1	15	-	6
Net increase (decrease) in net assets from operations	1	26	-	4
Changes from contract transactions:				
Total unit transactions	255	560	40	337
Net increase (decrease) in assets derived from principal transactions	255	560	40	337
Total increase (decrease) in net assets	256	586	40	341
Net assets at December 31, 2005	256	586	40	341
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(7)	(29)	(2)	(8)
Total realized gain (loss) on investments and capital gains distributions	4	61	3	15
Net unrealized appreciation (depreciation) during the year	155	525	37	82
Net increase (decrease) in net assets from operations	152	557	38	89
Changes from contract transactions:				
Total unit transactions	1,842	6,443	1,579	2,316
Net increase (decrease) in assets derived from principal transactions	1,842	6,443	1,579	2,316
Total increase (decrease) in net assets	1,994	7,000	1,617	2,405
Net assets at December 31, 2006	$ 2,250	$ 7,586	$ 1,657	$ 2,746

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Adviser Class
Net assets at January 1, 2005	$ -	$ -	$ 9,594	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(3,119)	(30)	-
Total realized gain (loss) on investments and capital gains distributions	-	10,258	(3)	-
Net unrealized appreciation (depreciation) during the year	-	58,316	(629)	-
Net increase (decrease) in net assets from operations	-	65,455	(662)	-
Changes from contract transactions:				
Total unit transactions	-	363,967	(8,702)	-
Net increase (decrease) in assets derived from principal transactions	-	363,967	(8,702)	-
Total increase (decrease) in net assets	-	429,422	(9,364)	-
Net assets at December 31, 2005	-	429,422	230	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(4,371)	(3)	-
Total realized gain (loss) on investments and capital gains distributions	-	21,200	19	-
Net unrealized appreciation (depreciation) during the year	1	15,200	14	9
Net increase (decrease) in net assets from operations	1	32,029	30	9
Changes from contract transactions:				
Total unit transactions	38	(64,164)	165	134
Net increase (decrease) in assets derived from principal transactions	38	(64,164)	165	134
Total increase (decrease) in net assets	39	(32,135)	195	143
Net assets at December 31, 2006	$ 39	$ 397,287	$ 425	$ 143

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Adviser Class
Net assets at January 1, 2005	$ 291,385	$ 219	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1,518)	-	-	-
Total realized gain (loss) on investments and capital gains distributions	5,156	15	-	-
Net unrealized appreciation (depreciation) during the year	9,694	10	-	-
Net increase (decrease) in net assets from operations	13,332	25	-	-
Changes from contract transactions:				
Total unit transactions	(22,676)	202	-	-
Net increase (decrease) in assets derived from principal transactions	(22,676)	202	-	-
Total increase (decrease) in net assets	(9,344)	227	-	-
Net assets at December 31, 2005	282,041	446	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2,186)	(4)	2	-
Total realized gain (loss) on investments and capital gains distributions	6,155	12	7	-
Net unrealized appreciation (depreciation) during the year	28,097	74	17	4
Net increase (decrease) in net assets from operations	32,066	82	26	4
Changes from contract transactions:				
Total unit transactions	(32,576)	339	276	50
Net increase (decrease) in assets derived from principal transactions	(32,576)	339	276	50
Total increase (decrease) in net assets	(510)	421	302	54
Net assets at December 31, 2006	$ 281,531	$ 867	$ 302	$ 54

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING UBS U.S. Small Cap Growth Portfolio - Service Class
Net assets at January 1, 2005	$ 143,585	$ 135,468	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(291)	(249)	-	-
Total realized gain (loss) on investments and capital gains distributions	(34,798)	(2,729)	-	-
Net unrealized appreciation (depreciation) during the year	35,110	13,334	-	-
Net increase (decrease) in net assets from operations	21	10,356	-	-
Changes from contract transactions:				
Total unit transactions	(24,881)	(11,334)	-	-
Net increase (decrease) in assets derived from principal transactions	(24,881)	(11,334)	-	-
Total increase (decrease) in net assets	(24,860)	(978)	-	-
Net assets at December 31, 2005	118,725	134,490	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(618)	(349)	-	-
Total realized gain (loss) on investments and capital gains distributions	(16,117)	(977)	-	3
Net unrealized appreciation (depreciation) during the year	33,319	17,951	-	-
Net increase (decrease) in net assets from operations	16,584	16,625	-	3
Changes from contract transactions:				
Total unit transactions	(17,953)	(15,835)	3	21
Net increase (decrease) in assets derived from principal transactions	(17,953)	(15,835)	3	21
Total increase (decrease) in net assets	(1,369)	790	3	24
Net assets at December 31, 2006	$ 117,356	$ 135,280	$ 3	$ 24

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Van Kampen Comstock Portfolio - Adviser Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Adviser Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Net assets at January 1, 2005	$ -	$ 71,730	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(401)	-	(2,185)
Total realized gain (loss) on investments and capital gains distributions	-	6,507	-	1,167
Net unrealized appreciation (depreciation) during the year	-	(3,185)	-	29,579
Net increase (decrease) in net assets from operations	-	2,921	-	28,561
Changes from contract transactions:				
Total unit transactions	-	23,485	-	316,168
Net increase (decrease) in assets derived from principal transactions	-	23,485	-	316,168
Total increase (decrease) in net assets	-	26,406	-	344,729
Net assets at December 31, 2005	-	98,136	-	344,729
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(275)	-	3,243
Total realized gain (loss) on investments and capital gains distributions	2	10,310	-	16,366
Net unrealized appreciation (depreciation) during the year	5	4,322	1	20,526
Net increase (decrease) in net assets from operations	7	14,357	1	40,135
Changes from contract transactions:				
Total unit transactions	144	(12,252)	20	(6,307)
Net increase (decrease) in assets derived from principal transactions	144	(12,252)	20	(6,307)
Total increase (decrease) in net assets	151	2,105	21	33,828
Net assets at December 31, 2006	$ 151	$ 100,241	$ 21	$ 378,557

The accompanying notes are an integral part of these financial statements.

138

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Service Class	ING VP Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I
Net assets at January 1, 2005	$ 2,372	$ 36,460	$ 81,653	$ 70,666
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(15)	403	111	333
Total realized gain (loss) on investments and capital gains distributions	105	637	5	235
Net unrealized appreciation (depreciation) during the year	(176)	41	3,794	2,067
Net increase (decrease) in net assets from operations	(86)	1,081	3,910	2,635
Changes from contract transactions:				
Total unit transactions	(2,273)	1,625	(4,378)	382
Net increase (decrease) in assets derived from principal transactions	(2,273)	1,625	(4,378)	382
Total increase (decrease) in net assets	(2,359)	2,706	(468)	3,017
Net assets at December 31, 2005	13	39,166	81,185	73,683
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	629	246	621
Total realized gain (loss) on investments and capital gains distributions	2	2,407	2,151	2,774
Net unrealized appreciation (depreciation) during the year	4	(230)	7,313	4,155
Net increase (decrease) in net assets from operations	6	2,806	9,710	7,550
Changes from contract transactions:				
Total unit transactions	71	(2,452)	(2,303)	1,574
Net increase (decrease) in assets derived from principal transactions	71	(2,452)	(2,303)	1,574
Total increase (decrease) in net assets	77	354	7,407	9,124
Net assets at December 31, 2006	$ 90	$ 39,520	$ 88,592	$ 82,807

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING VP Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2	ING GET U.S. Core Portfolio - Series 3
Net assets at January 1, 2005	$ 2,182,323	$ 2,224	$ 18,726	$ 52,924
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1,888)	17	215	280
Total realized gain (loss) on investments and capital gains distributions	(249,526)	99	429	27
Net unrealized appreciation (depreciation) during the year	382,184	(116)	(771)	(688)
Net increase (decrease) in net assets from operations	130,770	-	(127)	(381)
Changes from contract transactions:				
Total unit transactions	(337,838)	(786)	(7,431)	(15,422)
Net increase (decrease) in assets derived from principal transactions	(337,838)	(786)	(7,431)	(15,422)
Total increase (decrease) in net assets	(207,068)	(786)	(7,558)	(15,803)
Net assets at December 31, 2005	1,975,255	1,438	11,168	37,121
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	788	15	161	382
Total realized gain (loss) on investments and capital gains distributions	(131,519)	24	80	37
Net unrealized appreciation (depreciation) during the year	368,164	27	203	981
Net increase (decrease) in net assets from operations	237,433	66	444	1,400
Changes from contract transactions:				
Total unit transactions	(272,500)	(509)	(4,007)	(10,636)
Net increase (decrease) in assets derived from principal transactions	(272,500)	(509)	(4,007)	(10,636)
Total increase (decrease) in net assets	(35,067)	(443)	(3,563)	(9,236)
Net assets at December 31, 2006	$ 1,940,188	$ 995	$ 7,605	$ 27,885

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8
Net assets at January 1, 2005	$ 696	$ 5,605	$ 4,017	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(5)	(69)	(56)	(21)
Total realized gain (loss) on investments and capital gains distributions	13	14	2	4
Net unrealized appreciation (depreciation) during the year	(4)	98	83	35
Net increase (decrease) in net assets from operations	4	43	29	18
Changes from contract transactions:				
Total unit transactions	(55)	(1,032)	(107)	1,538
Net increase (decrease) in assets derived from principal transactions	(55)	(1,032)	(107)	1,538
Total increase (decrease) in net assets	(51)	(989)	(78)	1,556
Net assets at December 31, 2005	645	4,616	3,939	1,556
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	2	27	34	2
Total realized gain (loss) on investments and capital gains distributions	28	73	34	14
Net unrealized appreciation (depreciation) during the year	29	222	238	109
Net increase (decrease) in net assets from operations	59	322	306	125
Changes from contract transactions:				
Total unit transactions	(19)	(1,007)	(689)	(174)
Net increase (decrease) in assets derived from principal transactions	(19)	(1,007)	(689)	(174)
Total increase (decrease) in net assets	40	(685)	(383)	(49)
Net assets at December 31, 2006	$ 685	$ 3,931	$ 3,556	$ 1,507

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING VP Global Science and Technology Portfolio - Class I
Net assets at January 1, 2005	$ -	$ -	$ -	$ 40,737
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2)	-	-	(370)
Total realized gain (loss) on investments and capital gains distributions	-	-	-	1,468
Net unrealized appreciation (depreciation) during the year	1	-	-	2,353
Net increase (decrease) in net assets from operations	(1)	-	-	3,451
Changes from contract transactions:				
Total unit transactions	221	107	80	(3,636)
Net increase (decrease) in assets derived from principal transactions	221	107	80	(3,636)
Total increase (decrease) in net assets	220	107	80	(185)
Net assets at December 31, 2005	220	107	80	40,552
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(1)	(1)	(405)
Total realized gain (loss) on investments and capital gains distributions	-	2	-	2,142
Net unrealized appreciation (depreciation) during the year	13	6	3	589
Net increase (decrease) in net assets from operations	13	7	2	2,326
Changes from contract transactions:				
Total unit transactions	(65)	(38)	(35)	(5,284)
Net increase (decrease) in assets derived from principal transactions	(65)	(38)	(35)	(5,284)
Total increase (decrease) in net assets	(52)	(31)	(33)	(2,958)
Net assets at December 31, 2006	$ 168	$ 76	$ 47	$ 37,594

The accompanying notes are an integral part of these financial statements.

142

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING VP Growth Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class S	ING VP Index Plus MidCap Portfolio - Class I
Net assets at January 1, 2005	89,883	$ 562,520	$ -	$ 361,470
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(234)	1,094	-	(2,004)
Total realized gain (loss) on investments and capital gains distributions	(16,707)	(21,391)	-	31,336
Net unrealized appreciation (depreciation) during the year	22,821	42,006	-	8,200
Net increase (decrease) in net assets from operations	5,880	21,709	-	37,532
Changes from contract transactions:				
Total unit transactions	(16,863)	(52,096)	-	17,463
Net increase (decrease) in assets derived from principal transactions	(16,863)	(52,096)	-	17,463
Total increase (decrease) in net assets	(10,983)	(30,387)	-	54,995
Net assets at December 31, 2005	78,900	532,133	-	416,465
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(690)	247	-	(1,595)
Total realized gain (loss) on investments and capital gains distributions	(12,107)	(16,794)	2	47,518
Net unrealized appreciation (depreciation) during the year	13,849	83,656	-	(11,351)
Net increase (decrease) in net assets from operations	1,052	67,109	2	34,572
Changes from contract transactions:				
Total unit transactions	(12,115)	(59,790)	5	(29,309)
Net increase (decrease) in assets derived from principal transactions	(12,115)	(59,790)	5	(29,309)
Total increase (decrease) in net assets	(11,063)	7,319	7	5,263
Net assets at December 31, 2006	$ 67,837	$ 539,452	$ 7	$ 421,728

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING VP Index Plus MidCap Portfolio - Class S	ING VP Index Plus SmallCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class S	ING VP International Equity Portfolio - Class I
Net assets at January 1, 2005	$ -	$ 158,486	$ -	$ 14,340
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(1,121)	-	(6)
Total realized gain (loss) on investments and capital gains distributions	-	12,494	-	1,630
Net unrealized appreciation (depreciation) during the year	-	(333)	-	632
Net increase (decrease) in net assets from operations	-	11,040	-	2,256
Changes from contract transactions:				
Total unit transactions	-	12,720	-	383
Net increase (decrease) in assets derived from principal transactions	-	12,720	-	383
Total increase (decrease) in net assets	-	23,760	-	2,639
Net assets at December 31, 2005	-	182,246	-	16,979
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(1,106)	-	110
Total realized gain (loss) on investments and capital gains distributions	-	20,788	-	1,431
Net unrealized appreciation (depreciation) during the year	1	3,103	1	2,490
Net increase (decrease) in net assets from operations	1	22,785	1	4,031
Changes from contract transactions:				
Total unit transactions	42	(15,154)	51	1,616
Net increase (decrease) in assets derived from principal transactions	42	(15,154)	51	1,616
Total increase (decrease) in net assets	43	7,631	52	5,647
Net assets at December 31, 2006	$ 43	$ 189,877	$ 52	$ 22,626

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING VP International Equity Portfolio - Class S	ING VP Small Company Portfolio - Class I	ING VP Small Company Portfolio - Class S	ING VP Value Opportunity Portfolio - Class I
Net assets at January 1, 2005	$ -	$ 175,779	$ -	$ 110,369
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(1,325)	-	834
Total realized gain (loss) on investments and capital gains distributions	-	16,845	-	(1,227)
Net unrealized appreciation (depreciation) during the year	-	(2,434)	-	5,789
Net increase (decrease) in net assets from operations	-	13,086	-	5,396
Changes from contract transactions:				
Total unit transactions	-	(30,136)	-	(17,785)
Net increase (decrease) in assets derived from principal transactions	-	(30,136)	-	(17,785)
Total increase (decrease) in net assets	-	(17,050)	-	(12,389)
Net assets at December 31, 2005	-	158,729	-	97,980
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(1,020)	-	412
Total realized gain (loss) on investments and capital gains distributions	-	35,627	-	2,215
Net unrealized appreciation (depreciation) during the year	2	(10,251)	-	11,020
Net increase (decrease) in net assets from operations	2	24,356	-	13,647
Changes from contract transactions:				
Total unit transactions	16	(13,998)	11	(14,817)
Net increase (decrease) in assets derived from principal transactions	16	(13,998)	11	(14,817)
Total increase (decrease) in net assets	18	10,358	11	(1,170)
Net assets at December 31, 2006	$ 18	$ 169,087	$ 11	$ 96,810

The accompanying notes are an integral part of these financial statements.

145

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING VP Financial Services Portfolio - Class I	ING VP International Value Portfolio - Class I	ING VP International Value Portfolio - Class S	ING VP MidCap Opportunities Portfolio - Class I
Net assets at January 1, 2005	$ 194	$ 58,379	$ -	$ 5,546
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	999	-	(57)
Total realized gain (loss) on investments and capital gains distributions	48	8,434	-	266
Net unrealized appreciation (depreciation) during the year	8	(3,085)	-	237
Net increase (decrease) in net assets from operations	57	6,348	-	446
Changes from contract transactions:				
Total unit transactions	539	13,717	-	(715)
Net increase (decrease) in assets derived from principal transactions	539	13,717	-	(715)
Total increase (decrease) in net assets	596	20,065	-	(269)
Net assets at December 31, 2005	790	78,444	-	5,277
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	8	1,502	1	(67)
Total realized gain (loss) on investments and capital gains distributions	154	10,192	3	327
Net unrealized appreciation (depreciation) during the year	159	13,241	3	47
Net increase (decrease) in net assets from operations	321	24,935	7	307
Changes from contract transactions:				
Total unit transactions	2,510	20,374	53	557
Net increase (decrease) in assets derived from principal transactions	2,510	20,374	53	557
Total increase (decrease) in net assets	2,831	45,309	60	864
Net assets at December 31, 2006	$ 3,621	$ 123,753	$ 60	$ 6,141

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING VP MidCap Opportunities Portfolio - Class S	ING VP Real Estate Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class S
Net assets at January 1, 2005	$ -	$ 27,225	$ 8,178	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	603	(69)	-
Total realized gain (loss) on investments and capital gains distributions	-	1,431	749	-
Net unrealized appreciation (depreciation) during the year	-	2,662	(57)	-
Net increase (decrease) in net assets from operations	-	4,696	623	-
Changes from contract transactions:				
Total unit transactions	-	15,272	530	-
Net increase (decrease) in assets derived from principal transactions	-	15,272	530	-
Total increase (decrease) in net assets	-	19,968	1,153	-
Net assets at December 31, 2005	-	47,193	9,331	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	876	(90)	-
Total realized gain (loss) on investments and capital gains distributions	-	4,302	709	(2)
Net unrealized appreciation (depreciation) during the year	-	14,669	413	-
Net increase (decrease) in net assets from operations	-	19,847	1,032	(2)
Changes from contract transactions:				
Total unit transactions	3	19,666	(172)	12
Net increase (decrease) in assets derived from principal transactions	3	19,666	(172)	12
Total increase (decrease) in net assets	3	39,513	860	10
Net assets at December 31, 2006	$ 3	$ 86,706	$ 10,191	$ 10

The accompanying notes are an integral part of these financial statements.

147

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING VP Balanced Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class S	ING VP Money Market Portfolio - Class I
Net assets at January 1, 2005	$ 692,148	$ 407,745	$ -	$ 216,952
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	8,354	11,077	-	500
Total realized gain (loss) on investments and capital gains distributions	(19,190)	4,825	-	566
Net unrealized appreciation (depreciation) during the year	30,595	(7,637)	-	3,319
Net increase (decrease) in net assets from operations	19,759	8,265	-	4,385
Changes from contract transactions:				
Total unit transactions	(74,453)	(10,992)	-	(10,626)
Net increase (decrease) in assets derived from principal transactions	(74,453)	(10,992)	-	(10,626)
Total increase (decrease) in net assets	(54,694)	(2,727)	-	(6,241)
Net assets at December 31, 2005	637,454	405,018	-	210,711
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	8,254	11,890	-	3,985
Total realized gain (loss) on investments and capital gains distributions	(9,580)	(383)	-	1,326
Net unrealized appreciation (depreciation) during the year	52,946	232	-	5,988
Net increase (decrease) in net assets from operations	51,620	11,739	-	11,299
Changes from contract transactions:				
Total unit transactions	(100,710)	(16,611)	12	140,762
Net increase (decrease) in assets derived from principal transactions	(100,710)	(16,611)	12	140,762
Total increase (decrease) in net assets	(49,090)	(4,872)	12	152,061
Net assets at December 31, 2006	$ 588,364	$ 400,146	$ 12	$ 362,772

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING VP Natural Resources Trust	Janus Adviser Balanced Fund - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
Net assets at January 1, 2005	$ 20,790	$ -	$ 356,943	$ 78,169
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(367)	-	(993)	(202)
Total realized gain (loss) on investments and capital gains distributions	6,086	-	(3,844)	(1,125)
Net unrealized appreciation (depreciation) during the year	6,520	-	(7,779)	1,045
Net increase (decrease) in net assets from operations	12,239	-	(12,616)	(282)
Changes from contract transactions:				
Total unit transactions	24,751	1	(343,819)	(77,741)
Net increase (decrease) in assets derived from principal transactions	24,751	1	(343,819)	(77,741)
Total increase (decrease) in net assets	36,990	1	(356,435)	(78,023)
Net assets at December 31, 2005	57,780	1	508	146
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(775)	-	4	4
Total realized gain (loss) on investments and capital gains distributions	13,790	-	25	(5)
Net unrealized appreciation (depreciation) during the year	(2,424)	-	10	4
Net increase (decrease) in net assets from operations	10,591	-	39	3
Changes from contract transactions:				
Total unit transactions	4,610	-	(153)	(35)
Net increase (decrease) in assets derived from principal transactions	4,610	-	(153)	(35)
Total increase (decrease) in net assets	15,201	-	(114)	(32)
Net assets at December 31, 2006	$ 72,981	$ 1	$ 394	$ 114

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	Legg Mason Value Trust, Inc. - Primary Class
Net assets at January 1, 2005	$ 199,501	$ 458,336	$ 425,591	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(554)	(1,301)	(1,202)	(8)
Total realized gain (loss) on investments and capital gains distributions	(95,718)	(337,444)	(188,088)	1
Net unrealized appreciation (depreciation) during the year	83,526	308,520	175,869	150
Net increase (decrease) in net assets from operations	(12,746)	(30,225)	(13,421)	143
Changes from contract transactions:				
Total unit transactions	(186,570)	(427,622)	(411,789)	1,186
Net increase (decrease) in assets derived from principal transactions	(186,570)	(427,622)	(411,789)	1,186
Total increase (decrease) in net assets	(199,316)	(457,847)	(425,210)	1,329
Net assets at December 31, 2005	185	489	381	1,329
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	(6)	2	(14)
Total realized gain (loss) on investments and capital gains distributions	7	47	22	30
Net unrealized appreciation (depreciation) during the year	10	13	30	60
Net increase (decrease) in net assets from operations	16	54	54	76
Changes from contract transactions:				
Total unit transactions	(53)	(77)	(82)	109
Net increase (decrease) in assets derived from principal transactions	(53)	(77)	(82)	109
Total increase (decrease) in net assets	(37)	(23)	(28)	185
Net assets at December 31, 2006	$ 148	$ 466	$ 353	$ 1,514

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	LKCM Aquinas Growth Fund	Lord Abbett Affiliated Fund - Class A	Lord Abbett Mid-Cap Value Fund, Inc. - Class A	Lord Abbett Small-Cap Value Fund - Class A
Net assets at January 1, 2005	$ -	$ 221	290	$ 530
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	3	(3)	(7)
Total realized gain (loss) on investments and capital gains distributions	-	53	60	92
Net unrealized appreciation (depreciation) during the year	-	(23)	(16)	10
Net increase (decrease) in net assets from operations	-	33	41	95
Changes from contract transactions:				
Total unit transactions	-	493	487	355
Net increase (decrease) in assets derived from principal transactions	-	493	487	355
Total increase (decrease) in net assets	-	526	528	450
Net assets at December 31, 2005	-	747	818	980
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	2	(5)	(13)
Total realized gain (loss) on investments and capital gains distributions	1	80	120	207
Net unrealized appreciation (depreciation) during the year	17	65	(13)	9
Net increase (decrease) in net assets from operations	17	147	102	203
Changes from contract transactions:				
Total unit transactions	166	350	161	196
Net increase (decrease) in assets derived from principal transactions	166	350	161	196
Total increase (decrease) in net assets	183	497	263	399
Net assets at December 31, 2006	$ 183	$ 1,244	$ 1,081	$ 1,379

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Massachusetts Investors Growth Stock Fund - Class A	MFS® Total Return Series - Initial Class
Net assets at January 1, 2005	$ 109,667	$ 96,241	$ 180	$ 74,758
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(91)	(695)	(2)	730
Total realized gain (loss) on investments and capital gains distributions	9,137	10,551	5	4,372
Net unrealized appreciation (depreciation) during the year	(6,161)	(152)	14	(3,639)
Net increase (decrease) in net assets from operations	2,885	9,704	17	1,463
Changes from contract transactions:				
Total unit transactions	10,230	41,364	224	6,526
Net increase (decrease) in assets derived from principal transactions	10,230	41,364	224	6,526
Total increase (decrease) in net assets	13,115	51,068	241	7,989
Net assets at December 31, 2005	122,782	147,309	421	82,747
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	298	(799)	(5)	1,041
Total realized gain (loss) on investments and capital gains distributions	7,692	18,446	5	3,933
Net unrealized appreciation (depreciation) during the year	11,603	(1,948)	35	3,101
Net increase (decrease) in net assets from operations	19,593	15,699	35	8,075
Changes from contract transactions:				
Total unit transactions	(160)	(6,774)	140	(9,802)
Net increase (decrease) in assets derived from principal transactions	(160)	(6,774)	140	(9,802)
Total increase (decrease) in net assets	19,433	8,925	175	(1,727)
Net assets at December 31, 2006	$ 142,215	$ 156,234	$ 596	$ 81,020

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Moderate Allocation Portfolio	Neuberger Berman Socially Responsive Fund® - Trust Class	New Perspective Fund®, Inc. - Class R-3	New Perspective Fund®, Inc. - Class R-4
Net assets at January 1, 2005	$ 63	$ -	$ 204	$ 8,638
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	3	159
Total realized gain (loss) on investments and capital gains distributions	-	-	31	1,586
Net unrealized appreciation (depreciation) during the year	(63)	-	12	512
Net increase (decrease) in net assets from operations	(63)	-	46	2,257
Changes from contract transactions:				
Total unit transactions	-	-	236	11,138
Net increase (decrease) in assets derived from principal transactions	-	-	236	11,138
Total increase (decrease) in net assets	(63)	-	282	13,395
Net assets at December 31, 2005	-	-	486	22,033
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(1)	9	172
Total realized gain (loss) on investments and capital gains distributions	1	6	89	3,613
Net unrealized appreciation (depreciation) during the year	(1)	30	47	1,076
Net increase (decrease) in net assets from operations	-	35	145	4,861
Changes from contract transactions:				
Total unit transactions	25	484	573	1,031
Net increase (decrease) in assets derived from principal transactions	25	484	573	1,031
Total increase (decrease) in net assets	25	519	718	5,892
Net assets at December 31, 2006	$ 25	$ 519	$ 1,204	$ 27,925

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Global Fund - Class A	Oppenheimer Main Street Fund® - Class A
Net assets at January 1, 2005	$ 217	$ 37,377	$ 4	$ 13
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	573	-	-
Total realized gain (loss) on investments and capital gains distributions	2	7,313	1	-
Net unrealized appreciation (depreciation) during the year	12	19,198	2	1
Net increase (decrease) in net assets from operations	13	27,084	3	1
Changes from contract transactions:				
Total unit transactions	86	51,007	43	8
Net increase (decrease) in assets derived from principal transactions	86	51,007	43	8
Total increase (decrease) in net assets	99	78,091	46	9
Net assets at December 31, 2005	316	115,468	50	22
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(4)	286	-	-
Total realized gain (loss) on investments and capital gains distributions	4	23,254	9	7
Net unrealized appreciation (depreciation) during the year	23	4,924	5	4
Net increase (decrease) in net assets from operations	23	28,464	14	11
Changes from contract transactions:				
Total unit transactions	75	19,950	66	142
Net increase (decrease) in assets derived from principal transactions	75	19,950	66	142
Total increase (decrease) in net assets	98	48,414	80	153
Net assets at December 31, 2006	$ 414	$ 163,882	$ 130	$ 175

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Oppenheimer Aggressive Growth Fund/VA	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA
Net assets at January 1, 2005	$ 3	$ 410,368	$ 43	$ 5
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	3,173	-	(3)
Total realized gain (loss) on investments and capital gains distributions	-	64,535	1	7
Net unrealized appreciation (depreciation) during the year	-	(93,326)	1	49
Net increase (decrease) in net assets from operations	-	(25,618)	2	53
Changes from contract transactions:				
Total unit transactions	-	(384,039)	(4)	994
Net increase (decrease) in assets derived from principal transactions	-	(384,039)	(4)	994
Total increase (decrease) in net assets	-	(409,657)	(2)	1,047
Net assets at December 31, 2005	3	711	41	1,052
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(1)	(1)	(35)
Total realized gain (loss) on investments and capital gains distributions	-	89	2	142
Net unrealized appreciation (depreciation) during the year	-	24	10	170
Net increase (decrease) in net assets from operations	-	112	11	277
Changes from contract transactions:				
Total unit transactions	(2)	(58)	71	3,393
Net increase (decrease) in assets derived from principal transactions	(2)	(58)	71	3,393
Total increase (decrease) in net assets	(2)	54	82	3,670
Net assets at December 31, 2006	$ 1	$ 765	$ 123	$ 4,722

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Oppenheimer Strategic Bond Fund/VA	Pax World Balanced Fund, Inc.	PIMCO Real Return Portfolio - Administrative Class	Pioneer Fund - Class A
Net assets at January 1, 2005	$ 47,078	$ 16,523	$ 9,519	$ 1
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	2,121	267	326	-
Total realized gain (loss) on investments and capital gains distributions	465	1,661	271	-
Net unrealized appreciation (depreciation) during the year	(3,306)	952	(419)	-
Net increase (decrease) in net assets from operations	(720)	2,880	178	-
Changes from contract transactions:				
Total unit transactions	(46,204)	34,950	13,146	24
Net increase (decrease) in assets derived from principal transactions	(46,204)	34,950	13,146	24
Total increase (decrease) in net assets	(46,924)	37,830	13,324	24
Net assets at December 31, 2005	154	54,353	22,843	25
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	5	390	807	-
Total realized gain (loss) on investments and capital gains distributions	3	5,652	291	4
Net unrealized appreciation (depreciation) during the year	1	(109)	(1,136)	1
Net increase (decrease) in net assets from operations	9	5,933	(38)	5
Changes from contract transactions:				
Total unit transactions	(35)	(10,189)	2,631	16
Net increase (decrease) in assets derived from principal transactions	(35)	(10,189)	2,631	16
Total increase (decrease) in net assets	(26)	(4,256)	2,593	21
Net assets at December 31, 2006	$ 128	$ 50,097	$ 25,436	$ 46

The accompanying notes are an integral part of these financial statements.

156

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Pioneer High Yield Fund - Class A	Pioneer Equity Income VCT Portfolio - Class I	Pioneer Fund VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Net assets at January 1, 2005	$ 437	$ 28,279	$ 2,601	$ 4,468
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	24	790	12	260
Total realized gain (loss) on investments and capital gains distributions	29	771	163	144
Net unrealized appreciation (depreciation) during the year	(42)	966	29	(331)
Net increase (decrease) in net assets from operations	11	2,527	204	73
Changes from contract transactions:				
Total unit transactions	294	39,120	1,743	2,408
Net increase (decrease) in assets derived from principal transactions	294	39,120	1,743	2,408
Total increase (decrease) in net assets	305	41,647	1,947	2,481
Net assets at December 31, 2005	742	69,926	4,548	6,949
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	53	1,544	37	443
Total realized gain (loss) on investments and capital gains distributions	70	3,202	165	30
Net unrealized appreciation (depreciation) during the year	1	12,848	802	280
Net increase (decrease) in net assets from operations	124	17,594	1,004	753
Changes from contract transactions:				
Total unit transactions	1,014	31,787	4,161	4,595
Net increase (decrease) in assets derived from principal transactions	1,014	31,787	4,161	4,595
Total increase (decrease) in net assets	1,138	49,381	5,165	5,348
Net assets at December 31, 2006	$ 1,880	$ 119,307	$ 9,713	$ 12,297

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Pioneer Mid Cap Value VCT Portfolio - Class I	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	Templeton Foreign Fund - Class A
Net assets at January 1, 2005	$ 49,664	$ 619	$ -	$ 450
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(491)	(4)	-	5
Total realized gain (loss) on investments and capital gains distributions	6,603	43	-	48
Net unrealized appreciation (depreciation) during the year	(1,467)	4	-	2
Net increase (decrease) in net assets from operations	4,645	43	-	55
Changes from contract transactions:				
Total unit transactions	23,159	113	-	132
Net increase (decrease) in assets derived from principal transactions	23,159	113	-	132
Total increase (decrease) in net assets	27,804	156	-	187
Net assets at December 31, 2005	77,468	775	-	637
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	2	(2)	-	10
Total realized gain (loss) on investments and capital gains distributions	20,511	102	1	77
Net unrealized appreciation (depreciation) during the year	(11,870)	50	2	44
Net increase (decrease) in net assets from operations	8,643	150	3	131
Changes from contract transactions:				
Total unit transactions	(4,805)	85	27	108
Net increase (decrease) in assets derived from principal transactions	(4,805)	85	27	108
Total increase (decrease) in net assets	3,838	235	30	239
Net assets at December 31, 2006	$ 81,306	$ 1,010	$ 30	$ 876

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Templeton Growth Fund, Inc. - Class A	Templeton Global Bond Fund - Class A	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4
Net assets at January 1, 2005	$ 61	$ 6,775	$ 1,320	$ 51,341
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4	450	(2)	9
Total realized gain (loss) on investments and capital gains distributions	21	9	47	1,791
Net unrealized appreciation (depreciation) during the year	-	(921)	323	14,129
Net increase (decrease) in net assets from operations	25	(462)	368	15,929
Changes from contract transactions:				
Total unit transactions	285	9,028	2,206	77,860
Net increase (decrease) in assets derived from principal transactions	285	9,028	2,206	77,860
Total increase (decrease) in net assets	310	8,566	2,574	93,789
Net assets at December 31, 2005	371	15,341	3,894	145,130
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	6	1,080	1	(97)
Total realized gain (loss) on investments and capital gains distributions	48	7	272	12,415
Net unrealized appreciation (depreciation) during the year	53	1,476	277	5,132
Net increase (decrease) in net assets from operations	107	2,563	550	17,450
Changes from contract transactions:				
Total unit transactions	215	15,150	3,369	34,004
Net increase (decrease) in assets derived from principal transactions	215	15,150	3,369	34,004
Total increase (decrease) in net assets	322	17,713	3,919	51,454
Net assets at December 31, 2006	$ 693	$ 33,054	$ 7,813	$ 196,584

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	The Income Fund of America® - Class R-3	UBS U.S. Small Cap Growth Fund - Class A	Diversified Value Portfolio	Equity Income Portfolio
Net assets at January 1, 2005	$ 110	$ 48	$ -	$ 208
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	5	-	-	3
Total realized gain (loss) on investments and capital gains distributions	10	3	-	13
Net unrealized appreciation (depreciation) during the year	(9)	1	2	(8)
Net increase (decrease) in net assets from operations	6	4	2	8
Changes from contract transactions:				
Total unit transactions	179	21	61	24
Net increase (decrease) in assets derived from principal transactions	179	21	61	24
Total increase (decrease) in net assets	185	25	63	32
Net assets at December 31, 2005	295	73	63	240
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	16	(2)	-	3
Total realized gain (loss) on investments and capital gains distributions	32	12	1	15
Net unrealized appreciation (depreciation) during the year	68	2	11	19
Net increase (decrease) in net assets from operations	116	12	12	37
Changes from contract transactions:				
Total unit transactions	621	180	25	(42)
Net increase (decrease) in assets derived from principal transactions	621	180	25	(42)
Total increase (decrease) in net assets	737	192	37	(5)
Net assets at December 31, 2006	$ 1,032	$ 265	$ 100	$ 235

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Small Company Growth Portfolio	Wanger Select	Wanger U.S. Smaller Companies	Washington Mutual Investors Fund^{SM}, Inc. - Class R-3
Net assets at January 1, 2005	$ -	$ 2,227	$ 2,155	$ 1,232
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(46)	(54)	16
Total realized gain (loss) on investments and capital gains distributions	-	203	52	37
Net unrealized appreciation (depreciation) during the year	-	428	627	(2)
Net increase (decrease) in net assets from operations	-	585	625	51
Changes from contract transactions:				
Total unit transactions	-	4,173	6,477	894
Net increase (decrease) in assets derived from principal transactions	-	4,173	6,477	894
Total increase (decrease) in net assets	-	4,758	7,102	945
Net assets at December 31, 2005	-	6,985	9,257	2,177
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(114)	(121)	27
Total realized gain (loss) on investments and capital gains distributions	-	406	761	105
Net unrealized appreciation (depreciation) during the year	-	2,627	209	334
Net increase (decrease) in net assets from operations	-	2,919	849	466
Changes from contract transactions:				
Total unit transactions	18	16,148	7,005	1,215
Net increase (decrease) in assets derived from principal transactions	18	16,148	7,005	1,215
Total increase (decrease) in net assets	18	19,067	7,854	1,681
Net assets at December 31, 2006	$ 18	$ 26,052	$ 17,111	$ 3,858

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Washington Mutual Investors Fund^{SM}, Inc. - Class R-4	Wells Fargo Advantage Small Cap Value Fund - Class A
Net assets at January 1, 2005	$ 35,859	$ -
Increase (decrease) in net assets from operations		
Operations:		
Net investment income (loss)	518	-
Total realized gain (loss) on investments and capital gains distributions	982	-
Net unrealized appreciation (depreciation) during the year	248	-
Net increase (decrease) in net assets from operations	1,748	-
Changes from contract transactions:		
Total unit transactions	28,664	-
Net increase (decrease) in assets derived from principal transactions	28,664	-
Total increase (decrease) in net assets	30,412	-
Net assets at December 31, 2005	66,271	-
Increase (decrease) in net assets from operations		
Operations:		
Net investment income (loss)	689	-
Total realized gain (loss) on investments and capital gains distributions	2,651	2
Net unrealized appreciation (depreciation) during the year	8,652	(1)
Net increase (decrease) in net assets from operations	11,992	1
Changes from contract transactions:		
Total unit transactions	9,893	20
Net increase (decrease) in assets derived from principal transactions	9,893	20
Total increase (decrease) in net assets	21,885	21
Net assets at December 31, 2006	$ 88,156	$ 21

The accompanying notes are an integral part of these financial statements.

1. Organization

Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2006, the Account had 239 investment divisions (the "Divisions"), 85 of which invest in independently managed mutual funds and 154 of which invest in mutual funds managed by affiliates, either ING Investments, LLC or Directed Services, LLC. The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2006 and related Trusts are as follows:

AIM Growth Series:
   AIM Mid Cap Core Equity Fund - Class A
   AIM Small Cap Growth Fund - Class A
AIM Investment Funds:
   AIM Global Health Care Fund - Investor Class*
AIM Variable Insurance Funds:
   AIM V.I. Capital Appreciation Fund - Series I Shares
   AIM V.I. Core Equity Fund - Series I Shares
AllianceBernstein Growth and Income Fund, Inc.:
   AllianceBernstein Growth and Income Fund, Inc. - Class A
AllianceBernstein Variable Products Series Fund, Inc.:
   AllianceBernstein Growth and Income Portfolio - Class A
Allianz Funds:
   Allianz NFJ Small-Cap Value - Class A
American Balanced Fund®, Inc.:
   American Balanced Fund® - Class R-3

American Century Quantitative Equity Funds, Inc.:
   American Century Income & Growth Fund - Advisor Class
Ariel Investment Trust:
   Ariel Appreciation Fund
   Ariel Fund
Baron Investment Funds Trust:
   Baron Asset Fund
   Baron Growth Fund
Calvert Variable Series, Inc.:
   Calvert Social Balanced Portfolio
Capital One Funds:
   Capital One Mid Cap Equity Fund - Class A*
DWS Institutional Funds:
   DWS Equity 500 Index Fund - Class S
EuroPacific Growth Fund®:
   EuroPacific Growth Fund® - Class R-3
   EuroPacific Growth Fund® - Class R-4
Evergreen Equity Trust:
   Evergreen Special Values Fund - Class A

Fidelity® Advisor Series I:
  Fidelity® Advisor Mid Cap Fund - Class T
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Mid Cap Portfolio - Initial Class**
Franklin Mutual Series Fund, Inc.:
  Mutual Discovery Fund - Class R
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Equity Trust:
  ING Financial Services Fund - Class A
  ING Real Estate Fund - Class A
ING Funds Trust:
  ING GNMA Income Fund - Class A
  ING Intermediate Bond Fund - Class A
ING GET Fund:
  ING GET Fund - Series Q
  ING GET Fund - Series S
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class*
  ING BlackRock Large Cap Growth Portfolio - Service Class**
  ING Evergreen Health Sciences Portfolio - Service Class*
  ING FMR℠ Diversified Mid Cap Portfolio - Service Class
  ING FMR℠ Large Cap Growth Portfolio - Institutional Class**
  ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class**
  ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class*
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class*
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class*
  ING JPMorgan Value Opportunities Portfolio - Institutional Class**
  ING JPMorgan Value Opportunities Portfolio - Service Class**
  ING Julius Baer Foreign Portfolio - Service Class
  ING Legg Mason Partners All Cap Portfolio - Service Class**
  ING Legg Mason Value Portfolio - Service Class*

ING Investors Trust (continued):
  ING Lord Abbett Affiliated Portfolio - Institutional Class**
  ING Marsico Growth Portfolio - Service Class*
  ING Marsico International Opportunities Portfolio - Service Class*
  ING MFS Total Return Portfolio - Adviser Class**
  ING MFS Total Return Portfolio - Institutional Class**
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class*
  ING Oppenheimer Main Street Portfolio® - Service Class*
  ING PIMCO High Yield Portfolio - Institutional Class**
  ING PIMCO High Yield Portfolio - Service Class*
  ING Pioneer Fund Portfolio - Institutional Class**
  ING Pioneer Fund Portfolio - Service Class**
  ING Pioneer Mid Cap Value Portfolio - Institutional Class**
  ING Pioneer Mid Cap Value Portfolio - Service Class**
  ING Stock Index Portfolio - Institutional Class*
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class*
  ING T. Rowe Price Equity Income Portfolio - Adviser Class**
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Institutional Class**
  ING Templeton Global Growth Portfolio - Service Class**
  ING Van Kampen Equity Growth Portfolio - Service Class**
  ING Van Kampen Growth and Income Portfolio - Service Class*
  ING Van Kampen Real Estate Portfolio - Institutional Class**
  ING Van Kampen Real Estate Portfolio - Service Class**
  ING VP Index Plus International Equity Portfolio - Service Class**
  ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class**
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class**
ING Mutual Funds:
  ING International Fund - Class Q*
  ING International SmallCap Fund - Class A*
ING Partners, Inc.:
  ING American Century Large Company Value Portfolio - Adviser Class**
  ING American Century Large Company Value Portfolio - Service Class
  ING American Century Select Portfolio - Initial Class*
  ING American Century Select Portfolio - Service Class
  ING American Century Small-Mid Cap Value Portfolio - Adviser Class**

ING Partners, Inc. (continued):
  ING American Century Small-Mid Cap Value Portfolio - Service Class
  ING Baron Asset Portfolio - Service Class**
  ING Baron Small Cap Growth Portfolio - Adviser Class**
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value II Portfolio - Service Class**
  ING Davis Venture Value Portfolio - Service Class
  ING Fidelity® VIP Mid Cap Portfolio - Service Class**
  ING Fundamental Research Portfolio - Adviser Class**
  ING Fundamental Research Portfolio - Service Class
  ING Goldman Sachs® Capital Growth Portfolio - Service Class
  ING Goldman Sachs® Structured Equity Portfolio - Adviser Class**
  ING JPMorgan International Portfolio - Adviser Class**
  ING JPMorgan International Portfolio - Initial Class
  ING JPMorgan International Portfolio - Service Class*
  ING JPMorgan Mid Cap Value Portfolio - Adviser Class**
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class**
  ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Service Class
  ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class**
  ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class*
  ING Neuberger Berman Partners Portfolio - Service Class**
  ING Neuberger Berman Regency Portfolio - Service Class**
  ING OpCap Balanced Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Adviser Class**
  ING Oppenheimer Global Portfolio - Initial Class*
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income Portfolio - Adviser Class**
  ING Oppenheimer Strategic Income Portfolio - Initial Class*
  ING PIMCO Total Return Portfolio - Adviser Class**
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class**
  ING Pioneer High Yield Portfolio - Service Class**
  ING Solution 2015 Portfolio - Adviser Class*
  ING Solution 2015 Portfolio - Service Class*
  ING Solution 2025 Portfolio - Adviser Class*
  ING Solution 2025 Portfolio - Service Class*
  ING Solution 2035 Portfolio - Adviser Class*
  ING Solution 2035 Portfolio - Service Class*
  ING Solution 2045 Portfolio - Adviser Class*

ING Partners, Inc. (continued):
  ING Solution 2045 Portfolio - Service Class*
  ING Solution Income Portfolio - Adviser Class*
  ING Solution Income Portfolio - Service Class*
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class**
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class*
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Adviser Class**
  ING T. Rowe Price Growth Equity Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Service Class**
  ING Thornburg Value Portfolio - Adviser Class**
  ING Thornburg Value Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class**
  ING UBS U.S. Small Cap Growth Portfolio - Service Class**
  ING Van Kampen Comstock Portfolio - Adviser Class**
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Adviser Class**
  ING Van Kampen Equity and Income Portfolio - Initial Class*
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Conservative Portfolio - Class I
  ING VP Strategic Allocation Growth Portfolio - Class I
  ING VP Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING VP Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 1
  ING GET U.S. Core Portfolio - Series 2
  ING GET U.S. Core Portfolio - Series 3
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8*
  ING GET U.S. Core Portfolio - Series 9*
  ING GET U.S. Core Portfolio - Series 10*
  ING GET U.S. Core Portfolio - Series 11*
ING Variable Portfolios, Inc.:
  ING VP Global Science and Technology Portfolio - Class I
  ING VP Growth Portfolio - Class I

ING Variable Portfolios, Inc. (continued):
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus LargeCap Portfolio - Class S**
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class S**
  ING VP Index Plus SmallCap Portfolio - Class I
  ING VP Index Plus SmallCap Portfolio - Class S**
  ING VP International Equity Portfolio - Class I
  ING VP International Equity Portfolio - Class S**
  ING VP Small Company Portfolio - Class I
  ING VP Small Company Portfolio - Class S**
  ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
  ING VP Financial Services Portfolio - Class I
  ING VP International Value Portfolio - Class I
  ING VP International Value Portfolio - Class S**
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP MidCap Opportunities Portfolio - Class S**
  ING VP Real Estate Portfolio - Class I
  ING VP SmallCap Opportunities Portfolio - Class I
  ING VP SmallCap Opportunities Portfolio - Class S**
ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class I
  ING VP Intermediate Bond Portfolio - Class S**
ING VP Money Market Portfolio:
  ING VP Money Market Portfolio - Class I
ING VP Natural Resources Trust:
  ING VP Natural Resources Trust
Janus Adviser Series:
  Janus Adviser Balanced Fund - Class S
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Institutional
    Shares
  Janus Aspen Series Flexible Bond Portfolio -
    Institutional Shares
  Janus Aspen Series Large Cap Growth Portfolio -
    Institutional Shares
  Janus Aspen Series Mid Cap Growth Portfolio -
    Institutional Shares
  Janus Aspen Series Worldwide Growth Portfolio -
    Institutional Shares
Legg Mason Value Trust, Inc.:
  Legg Mason Value Trust, Inc. - Primary Class*
LKCM Funds:
  LKCM Aquinas Growth Fund**
Lord Abbett Affiliated Fund, Inc.:
  Lord Abbett Affiliated Fund - Class A
Lord Abbett Mid Cap Value Fund, Inc.:
  Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Lord Abbett Research Fund, Inc.:
  Lord Abbett Small-Cap Value Fund - Class A

Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Growth and Income Portfolio
    - Class VC
  Lord Abbett Series Fund - Mid-Cap Value Portfolio -
    Class VC
Massachusetts Investors Growth Stock Fund:
  Massachusetts Investors Growth Stock Fund - Class A
MFS® Variable Insurance Trust^{SM}:
  MFS® Total Return Series - Initial Class
Moderate Allocation Portfolio:
  Moderate Allocation Portfolio
Neuberger Berman Equity Funds®:
  Neuberger Berman Socially Responsive Fund® - Trust
    Class**
New Perspective Fund®, Inc.:
  New Perspective Fund®, Inc. - Class R-3
  New Perspective Fund®, Inc. - Class R-4
Oppenheimer Capital Appreciation Fund:
  Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
  Oppenheimer Developing Markets Fund - Class A
Oppenheimer Global Fund:
  Oppenheimer Global Fund - Class A
Oppenheimer Main Street Funds®, Inc.:
  Oppenheimer Main Street Fund® - Class A
Oppenheimer Variable Account Funds:
  Oppenheimer Aggressive Growth Fund/VA
  Oppenheimer Global Securities/VA
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small Cap Fund®/VA
  Oppenheimer Strategic Bond Fund/VA
Pax World Balanced Fund, Inc.:
  Pax World Balanced Fund, Inc.
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Fund:
  Pioneer Fund - Class A
Pioneer High Yield Fund:
  Pioneer High Yield Fund - Class A
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class I
  Pioneer Fund VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I
  Pioneer Mid Cap Value VCT Portfolio - Class I
T. Rowe Price Mid-Cap Value Fund, Inc.:
  T. Rowe Price Mid-Cap Value Fund - R Class
T. Rowe Price Value Fund, Inc.:
  T. Rowe Price Value Fund - Advisor Class**
Templeton Funds, Inc.:
  Templeton Foreign Fund - Class A
Templeton Growth Fund, Inc.:
  Templeton Growth Fund, Inc. - Class A

Templeton Income Trust:
  Templeton Global Bond Fund - Class A
The Growth Fund of America®, Inc.:
  The Growth Fund of America® - Class R-3
  The Growth Fund of America® - Class R-4
The Income Fund of America®, Inc.:
  The Income Fund of America® - Class R-3
UBS Funds:
  UBS U.S. Small Cap Growth Fund - Class A
Vanguard® Variable Insurance Fund:
  Diversified Value Portfolio*
  Equity Income Portfolio
  Small Company Growth Portfolio*

Wanger Advisors Trust:
  Wanger Select
  Wanger U.S. Smaller Companies
Washington Mutual Investors Fund[SM], Inc.:
  Washington Mutual Investors Fund[SM], Inc. - Class R-3
  Washington Mutual Investors Fund[SM], Inc. - Class R-4
Wells Fargo Funds Trust:
  Wells Fargo Advantage Small Cap Value Fund -
    Class A**

* Division added in 2005
** Division added in 2006

The names of certain Divisions were changed during 2006. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Capital One Funds:	Hibernia Funds:
Capital One Mid Cap Equity Fund - Class A	Hibernia Mid Cap Equity Fund - Class A
DWS Institutional Funds:	Scudder Equity 500 Index Fund:
DWS Equity 500 Index Fund - Class S	Scudder Equity 500 Index Fund - Investment Class
ING Investors Trust:	ING Investors Trust:
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Small Cap Equity Portfolio - Service Class
ING Partners, Inc.:	ING Partners, Inc.:
ING American Century Small-Mid Cap Value Portfolio - Service Class	ING American Century Small Cap Value Portfolio - Service Class
ING JPMorgan International Portfolio - Initial Class	ING JPMorgan Fleming International Portfolio - Initial Class
ING JPMorgan International Portfolio - Service Class	ING JPMorgan Fleming International Portfolio - Service Class
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Salomon Brothers Aggressive Growth Portfolio - Initial Class
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Salomon Brothers Aggressive Growth Portfolio - Service Class
ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class	ING Salomon Brothers Large Cap Growth Portfolio - Initial Class
ING Thornburg Value Portfolio - Initial Class	ING MFS Capital Opportunities Portfolio - Initial Class
ING Strategic Allocation Portfolios, Inc.:	ING Strategic Allocation Portfolios, Inc.:
ING VP Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Income Portfolio - Class I
ING VP Strategic Allocation Moderate Portfolio - Class I	ING VP Strategic Allocation Balanced Portfolio - Class I

During 2006, the following Divisions were closed to contractowners:

AIM Variable Insurance Funds:
  AIM V.I. Growth Fund - Series I Shares
  AIM V.I. Premier Equity Fund - Series I Shares

ING GET Fund:
  ING GET Fund - Series L

The following Divisions were offered during 2006, but had no investments as of December 31, 2006:

Aggressive Allocation Portfolio:
  Aggressive Allocation Portfolio
AIM Equity Funds:
  AIM Charter Fund - Class A
  AIM Constellation Fund - Class A
AIM Investment Securities Fund:
  AIM Income Fund - Class A
AIM Stock Funds:
  AIM Dynamics Fund - Investor Class
American Balanced Fund®, Inc.:
  American Balanced Fund® - Class R-4
American Century Mutual Funds:
  American Century Ultra® Fund - Advisor Class
Calvert World Values Fund, Inc.:
  Calvert Capital Accumulation Fund - Class A
Citizens Funds®:
  Citizens Core Growth Fund - Administrative Shares
  Citizens Emerging Growth Fund - Administrative Shares
  Citizens Global Equity Fund - Administrative Shares
Conservative Allocation Portfolio:
  Conservative Allocation Portfolio
Fidelity® Advisor Series I:
  Fidelity® Advisor Balanced Fund - Class T
  Fidelity® Advisor Equity Growth Fund - Class T
  Fidelity® Advisor Equity Income Fund - Class T
  Fidelity® Advisor Growth Opportunities Fund - Class T
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class 2
  Fidelity® VIP Growth Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service Class 2
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Mid Cap Portfolio - Initial Class
Franklin Value Investors Trust:
  Franklin Balance Sheet Investment Fund - Class A
Goldman Sachs Trust:
  Goldman Sachs Capital Growth Fund - Class A
  Goldman Sachs Concentrated International Equity
    Fund - Class A
ING Equity Trust:
  ING LargeCap Growth Fund - Class A
  ING SmallCap Opportunities Fund - Class A
ING Investors Trust:
  ING Evergreen Omega Portfolio - Institutional Class
  ING Evergreen Omega Portfolio - Service Class
  ING FMR^{SM} Equity Income Portfolio - Institutional
    Class
  ING FMR^{SM} Equity Income Portfolio - Service Class
  ING FMR^{SM} Large Cap Growth Portfolio - Service Class
  ING Global Resources Portfolio - Institutional Class
  ING Global Resources Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Institutional Class
  ING Legg Mason Value Portfolio - Institutional Class
  ING Lord Abbett Affiliated Portfolio - Service Class

ING Investors Trust (continued):
  ING Pioneer Equity Income
    Portfolio - Institutional Class
  ING Pioneer Equity Income Portfolio - Service Class
ING Mayflower Trust:
  ING International Value Fund - Class A
ING Mutual Funds:
  ING Global Value Choice Fund - Class A
ING Partners, Inc.:
  ING American Century Select Portfolio - Adviser Class
  ING Davis Venture Value Portfolio - Adviser Class
  ING Legg Mason Partners Large Cap Growth
    Portfolio - Service Class
  ING OpCap Balanced Value Portfolio - Adviser Class
  ING Oppenheimer Strategic Income
    Portfolio - Service Class
  ING Thornburg Value Portfolio - Service Class
  ING UBS U.S. Large Cap Equity
    Portfolio - Adviser Class
  ING Van Kampen Comstock Portfolio - Initial Class
ING Series Fund, Inc.:
  ING Aeltus Money Market Fund - Class A
  ING Balanced Fund - Class A
  ING Global Science and Technology Fund - Class A
  ING Growth and Income Fund - Class A
  ING Growth Fund - Class A
  ING Index Plus LargeCap Fund - Class A
  ING Index Plus MidCap Fund - Class A
  ING Index Plus SmallCap Fund - Class A
  ING International Growth Fund - Class A
  ING Small Company Fund - Class A
  ING Strategic Allocation Conservative Fund - Class A
  ING Strategic Allocation Growth Fund - Class A
  ING Strategic Allocation Moderate Fund - Class A
ING Variable Portfolios, Inc.:
  ING VP Global Science and Technology
    Portfolio - Class S
  ING VP Growth Portfolio - Class S
  ING VP Value Opportunity Portfolio - Class S
Janus Adviser Series:
  Janus Adviser Flexible Bond Fund - Class S
  Janus Adviser Forty Fund - Class S
  Janus Adviser Large Cap Growth Fund - Class S
  Janus Adviser Mid Cap Growth Fund - Class S
  Janus Adviser Worldwide Fund - Class S
Lazard Funds, Inc.:
  Lazard Emerging Markets Portfolio - Open Shares
  Lazard International Equity Portfolio - Open Shares
  Lazard Small Cap Portfolio - Open Shares
Legg Mason Special Investment Trust, Inc.:
  Legg Mason Special Investment
    Trust, Inc. - Primary Class
MFS® Series Trust II:
  MFS® Emerging Growth Fund - Class A

MFS® Series Trust V:
   MFS® Research Fund - Class A
   MFS® Total Return Fund - Class A
MFS® Series Trust VI:
   MFS® Global Equity Fund - Class A
MFS® Series Trust VII:
   MFS® Capital Opportunities Fund - Class A
Oppenheimer Capital Income Fund:
   Oppenheimer Capital Income Fund - Class A
Oppenheimer Champion Income Fund:
   Oppenheimer Champion Income Fund - Class A
Oppenheimer Integrity Funds:
   Oppenheimer Core Bond Fund - Class A
Pioneer Equity Income Fund:
   Pioneer Equity Income Fund - Class A

Pioneer Growth Shares:
   Pioneer Growth Shares - Class A
Pioneer Variable Contracts Trust:
   Pioneer Equity Income VCT Portfolio - Class II
Prudential Investment Portfolios, Inc.:
   Jennison Equity Opportunity Fund - Class A
   Jennison Growth Fund - Class A
T. Rowe Price Science and Technology Fund, Inc.:
   T. Rowe Price Science and Technology
    Fund - Advisor Class
Vanguard® Index Funds:
   Vanguard® 500 Index Fund - Investor Shares

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ILIAC.

Contractowner Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

3.   **Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of up to 0.25% of the assets attributable to the Contracts.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $40 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken as specified in the Contract.

Other Contract Charges

For certain Contracts, an additional annual charge of 1.00% is deducted daily from the accumulation value of Contracts for contractowners who select the Five-Year Guaranteed Minimum Income feature.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.

4.   Related Party Transactions

During the year ended December 31, 2006, management and service fees were paid indirectly to ING Investments, LLC, an affiliate of the Company, in its capacity as investment adviser to the ING Equity Trust, ING Funds Trust, ING Mutual Funds, ING Variable Products Trust, ING GET Fund, ING VP Intermediate Bond Portfolio, ING VP Money Market Portfolio, ING VP Balanced Portfolio, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING VP Natural Resources Trust. The annual fee rate ranged from 0.17% to 1.00% of the average net assets of each respective Fund or Fund of the Trust.

In addition, management fees were paid to ILIAC in its capacity as investment adviser to ING Partners, Inc. The annual fee rate ranged from 0.00% to 1.00% of the average net assets of each respective Fund of the Trust.

Management fees were also paid indirectly to Directed Services, Inc. ("DSI"), an affiliate of the Company, in its capacity as investment manager to ING Investors Trust. The Fund's advisory agreement provided for a fee at an annual rate ranging from 0.26% to 1.25% of the average net assets of each respective Portfolio.

On November 9, 2006, the Board of Trustees of ING Partners, Inc. and ING Investors Trust approved a consolidation of the Advisory functions for all of the Portfolios. Effective December 31, 2006 DSI was reorganized into a limited liability corporation, renamed to Directed Services, LLC ("DSL") and transferred so that it became a wholly owned subsidiary of ILIAC. The functions of DSI and ILIAC were consolidated into DSL effective December 31, 2006. DSL is a dually registered investment adviser and broker-dealer. DSI's current advisory contracts will remain within the newly organized DSL, and ILIAC's advisory contracts will be assumed by DSL.

5.   Fund of Funds

The Account had one Lifestyle Fund, "Moderate Allocation Portfolio" at December 31, 2006 which invested in other Divisions of the Account ("Underlying Funds"), as well as in fixed interest divisions, which are not part of the Account. The Lifestyle Fund's percentage ownership in Underlying Funds and fixed interest divisions at December 31, 2006, was as follows:

Underlying Fund	Moderate Allocation Portfolio
Baron Growth Fund	10%
ING Index Plus MidCap Fund - Class R	10%
ING Intermediate Bond Fund - Class I	15%
Oppenheimer International Small Company Fund - Class A	5%
Lord Abbett Affiliated Fund - Class A	10%
The Growth Fund of America® - Class A	15%
Vanguard® Institutional Index Fund - Institutional Shares	10%
Fixed interest divisions	25%
	100%

6.   Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	Year ended December 31			
	2006		**2005**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
AIM Growth Series:				
AIM Mid Cap Core Equity Fund - Class A	$ 128	$ 61	$ 73	$ 81
AIM Small Cap Growth Fund - Class A	10	1	10	2
AIM Investment Funds:				
AIM Global Health Care Fund - Investor Class	98	44	67	1
AIM Variable Insurance Funds:				
AIM V.I. Capital Appreciation Fund - Series I Shares	18,631	5,970	1,852	4,568
AIM V.I. Core Equity Fund - Series I Shares	18,767	6,951	1,610	9,287
AIM V.I. Growth Fund - Series I Shares	606	18,422	1,413	3,513
AIM V.I. Premier Equity Fund - Series I Shares	406	18,128	944	4,403
AllianceBernstein Growth and Income Fund, Inc.:				
AllianceBernstein Growth and Income Fund, Inc. - Class A	41	24	19	1
AllianceBernstein Variable Products Series Fund, Inc.:				
AllianceBernstein Growth and Income Portfolio - Class A	347	95	213	10
Allianz Funds:				
Allianz NFJ Small-Cap Value - Class A	137	88	367	15
American Balanced Fund®, Inc.:				
American Balanced Fund® - Class R-3	1,403	314	2,545	136
American Century Quantitative Equity Funds, Inc.:				
American Century Income & Growth Fund - Advisor Class	1,240	1,414	2,172	886
Ariel Investment Trust:				
Ariel Appreciation Fund	260	45	227	19
Ariel Fund	262	160	449	35
Baron Investment Funds Trust:				
Baron Asset Fund	617	18	268	16
Baron Growth Fund	433	142	769	132
Calvert Variable Series, Inc.:				
Calvert Social Balanced Portfolio	6,465	10,538	8,974	10,949
Capital One Funds:				
Capital One Mid Cap Equity Fund - Class A	29	59	7,118	7,096
DWS Institutional Funds:				
DWS Equity 500 Index Fund - Class S	96	13	66	2
EuroPacific Growth Fund®:				
EuroPacific Growth Fund® - Class R-3	2,431	75	584	36
EuroPacific Growth Fund® - Class R-4	73,052	3,700	42,048	2,379

| | Year ended December 31 | | | |
| | 2006 | | 2005 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
Evergreen Equity Trust:				
Evergreen Special Values Fund - Class A	$ 35,425	$ 5,833	$ 33,472	$ 3,597
Fidelity® Advisor Series I:				
Fidelity® Advisor Mid Cap Fund - Class T	190	104	205	18
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Initial Class	89,086	47,996	39,164	44,472
Fidelity® VIP Growth Portfolio - Initial Class	3,908	56,887	7,925	71,418
Fidelity® VIP High Income Portfolio - Initial Class	3,671	2,082	10,475	9,011
Fidelity® VIP Overseas Portfolio - Initial Class	12,798	13,431	18,623	21,649
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	1,485	2,553	1,284	3,160
Fidelity® VIP Contrafund® Portfolio - Initial Class	226,110	73,367	150,739	23,125
Fidelity® VIP Index 500 Portfolio - Initial Class	6,961	10,487	8,157	11,676
Fidelity® Variable Insurance Products III:				
Fidelity® VIP Mid Cap Portfolio - Initial Class	6,104	839	-	-
Franklin Mutual Series Fund, Inc.:				
Mutual Discovery Fund - Class R	693	62	474	14
Franklin Strategic Series:				
Franklin Small-Mid Cap Growth Fund - Class A	269	21	264	38
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities Fund - Class 2	20,308	12,869	26,772	9,218
ING Equity Trust:				
ING Financial Services Fund - Class A	30	1	42	-
ING Real Estate Fund - Class A	1,262	160	784	123
ING Funds Trust:				
ING GNMA Income Fund - Class A	476	206	414	93
ING Intermediate Bond Fund - Class A	875	63	415	111
ING GET Fund:				
ING GET Fund - Series L	28	634	24	82
ING GET Fund - Series Q	183	520	202	759
ING GET Fund - Series S	564	5,177	1,405	10,017
ING Investors Trust:				
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	5,556	2,545	1,427	319
ING BlackRock Large Cap Growth Portfolio - Service Class	-	-	-	-
ING Evergreen Health Sciences Portfolio - Service Class	3,567	989	1,596	163
ING FMR℠ Diversified Mid Cap Portfolio - Service Class	11,939	1,962	7,206	2,811
ING FMR℠ Large Cap Growth Portfolio - Institutional Class	243	89	-	-
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	53	2	-	-
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	17,562	10,679	17,464	1,993
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	19,754	8,759	8,314	2,167
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	2,543	1,240	335	54

	Year ended December 31			
	2006		**2005**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING JPMorgan Value Opportunities Portfolio - Institutional Class	$ 25	$ -	$ -	$ -
ING JPMorgan Value Opportunities Portfolio - Service Class	856	69	-	-
ING Julius Baer Foreign Portfolio - Service Class	19,491	2,659	11,130	4,039
ING Legg Mason Partners All Cap Portfolio - Service Class	34	-	-	-
ING Legg Mason Value Portfolio - Service Class	2,425	942	1,653	13
ING Lord Abbett Affiliated Portfolio - Institutional Class	1,313	303	-	-
ING Marsico Growth Portfolio - Service Class	1,862	416	1,172	55
ING Marsico International Opportunities Portfolio - Service Class	7,360	2,369	1,703	473
ING MFS Total Return Portfolio - Adviser Class	57	14	-	-
ING MFS Total Return Portfolio - Institutional Class	259	4	-	-
ING MFS Total Return Portfolio - Service Class	5,371	11,701	17,371	4,100
ING MFS Utilities Portfolio - Service Class	11,498	1,286	1,501	302
ING Oppenheimer Main Street Portfolio® - Service Class	724	178	208	2
ING PIMCO High Yield Portfolio - Institutional Class	413	168	-	-
ING PIMCO High Yield Portfolio - Service Class	4,657	1,059	4,307	2,885
ING Pioneer Fund Portfolio - Institutional Class	2,630	194	-	-
ING Pioneer Fund Portfolio - Service Class	31	8	-	-
ING Pioneer Mid Cap Value Portfolio - Institutional Class	812	63	-	-
ING Pioneer Mid Cap Value Portfolio - Service Class	6	-	-	-
ING Stock Index Portfolio - Institutional Class	8,001	32,938	24,638	1,885
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	65,840	1,911	18,748	14
ING T. Rowe Price Equity Income Portfolio - Adviser Class	205	3	-	-
ING T. Rowe Price Equity Income Portfolio - Service Class	28,239	3,965	26,141	1,792
ING Templeton Global Growth Portfolio - Institutional Class	-	-	-	-
ING Templeton Global Growth Portfolio - Service Class	1,363	38	-	-
ING Van Kampen Equity Growth Portfolio - Service Class	14	-	-	-
ING Van Kampen Growth and Income Portfolio - Service Class	7,836	1,215	8,256	-
ING Van Kampen Real Estate Portfolio - Institutional Class	719	14	-	-
ING Van Kampen Real Estate Portfolio - Service Class	16,247	531	-	-
ING VP Index Plus International Equity Portfolio - Service Class	2,848	416	-	-
ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class	736	21	-	-
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	1,828	725	-	-
ING Mutual Funds:				
ING International Fund - Class Q	4	-	2	-
ING International SmallCap Fund - Class A	509	71	284	50
ING Partners, Inc.:				
ING American Century Large Company Value Portfolio - Adviser Class	10	2	-	-
ING American Century Large Company Value Portfolio - Service Class	1,494	1,200	616	1,961
ING American Century Select Portfolio - Initial Class	8,186	29,749	172,434	27,207
ING American Century Select Portfolio - Service Class	1	20	241	2,162

	Year ended December 31			
	2006		2005	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Partners, Inc. (continued):				
ING American Century Small-Mid Cap Value Portfolio - Adviser Class	$ 20	$ -	$ -	$ -
ING American Century Small-Mid Cap Value Portfolio - Service Class	3,488	5,848	9,722	2,504
ING Baron Asset Portfolio - Service Class	297	5	-	-
ING Baron Small Cap Growth Portfolio - Adviser Class	85	23	-	-
ING Baron Small Cap Growth Portfolio - Service Class	14,009	12,902	26,656	10,987
ING Columbia Small Cap Value II Portfolio - Service Class	50	14	-	-
ING Davis Venture Value Portfolio - Service Class	2,738	1,120	743	3,997
ING Fidelity® VIP Mid Cap Portfolio - Service Class	107	-	-	-
ING Fundamental Research Portfolio - Adviser Class	6	1	-	-
ING Fundamental Research Portfolio - Service Class	255	426	473	541
ING Goldman Sachs® Capital Growth Portfolio - Service Class	618	630	775	308
ING Goldman Sachs® Structured Equity Portfolio - Adviser Class	6	4	-	-
ING JPMorgan International Portfolio - Adviser Class	22	3	-	-
ING JPMorgan International Portfolio - Initial Class	9,658	27,598	24,688	35,386
ING JPMorgan International Portfolio - Service Class	34	25	3	-
ING JPMorgan Mid Cap Value Portfolio - Adviser Class	100	15	-	-
ING JPMorgan Mid Cap Value Portfolio - Service Class	6,762	2,553	15,265	5,322
ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class	21	4	-	-
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	4,062	34,947	8,281	44,354
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	41	-	17	1
ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class	34	2	-	-
ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class	831	1,166	4,730	803
ING Neuberger Berman Partners Portfolio - Service Class	301	77	-	-
ING Neuberger Berman Regency Portfolio - Service Class	1	-	-	-
ING OpCap Balanced Value Portfolio - Service Class	768	5,092	1,335	5,590
ING Oppenheimer Global Portfolio - Adviser Class	107	17	-	-
ING Oppenheimer Global Portfolio - Initial Class	21,163	131,361	815,706	67,337
ING Oppenheimer Global Portfolio - Service Class	162	21	1,670	3,745
ING Oppenheimer Strategic Income Portfolio - Adviser Class	122	-	-	-
ING Oppenheimer Strategic Income Portfolio - Initial Class	9,548	21,735	134,851	18,339
ING PIMCO Total Return Portfolio - Adviser Class	268	3	-	-
ING PIMCO Total Return Portfolio - Service Class	14,033	7,407	29,037	17,327
ING Pioneer High Yield Portfolio - Initial Class	1,018	33	-	-
ING Pioneer High Yield Portfolio - Service Class	6	-	-	-
ING Solution 2015 Portfolio - Adviser Class	2,380	131	452	15
ING Solution 2015 Portfolio - Service Class	13,254	993	2,058	129
ING Solution 2025 Portfolio - Adviser Class	3,932	66	264	-

| | Year ended December 31 | | | |
| | 2006 | | 2005 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Partners, Inc. (continued):				
ING Solution 2025 Portfolio - Service Class	$ 15,507	$ 532	$ 1,880	$ 18
ING Solution 2035 Portfolio - Adviser Class	3,221	67	435	2
ING Solution 2035 Portfolio - Service Class	10,551	657	1,150	9
ING Solution 2045 Portfolio - Adviser Class	1,855	19	255	-
ING Solution 2045 Portfolio - Service Class	7,899	1,479	923	366
ING Solution Income Portfolio - Adviser Class	1,627	50	43	3
ING Solution Income Portfolio - Service Class	3,331	1,022	339	4
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	38	-	-	-
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	13,796	73,265	414,839	46,638
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	265	94	958	9,688
ING T. Rowe Price Growth Equity Portfolio - Adviser Class	136	3	-	-
ING T. Rowe Price Growth Equity Portfolio - Initial Class	8,093	42,388	14,955	39,142
ING T. Rowe Price Growth Equity Portfolio - Service Class	403	68	327	125
ING Templeton Foreign Equity Portfolio - Service Class	560	282	-	-
ING Thornburg Value Portfolio - Adviser Class	50	-	-	-
ING Thornburg Value Portfolio - Initial Class	2,927	21,494	6,758	31,928
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	4,725	20,904	8,289	19,867
ING UBS U.S. Large Cap Equity Portfolio - Service Class	3	-	-	-
ING UBS U.S. Small Cap Growth Portfolio - Service Class	137	116	-	-
ING Van Kampen Comstock Portfolio - Adviser Class	148	2	-	-
ING Van Kampen Comstock Portfolio - Service Class	17,148	24,662	36,332	9,633
ING Van Kampen Equity and Income Portfolio - Adviser Class	21	-	-	-
ING Van Kampen Equity and Income Portfolio - Initial Class	42,121	32,779	336,044	21,761
ING Van Kampen Equity and Income Portfolio - Service Class	113	40	4,026	6,314
ING Strategic Allocation Portfolios, Inc.:				
ING VP Strategic Allocation Conservative Portfolio - Class I	8,667	9,237	15,080	13,050
ING VP Strategic Allocation Growth Portfolio - Class I	9,806	10,755	8,215	12,480
ING VP Strategic Allocation Moderate Portfolio - Class I	16,458	12,596	12,839	12,121
ING Variable Funds:				
ING VP Growth and Income Portfolio - Class I	26,490	298,142	26,103	365,769
ING Variable Insurance Trust:				
ING GET U.S. Core Portfolio - Series 1	52	523	105	809
ING GET U.S. Core Portfolio - Series 2	475	4,226	792	7,686
ING GET U.S. Core Portfolio - Series 3	1,024	11,260	1,719	16,800
ING GET U.S. Core Portfolio - Series 5	40	30	17	66
ING GET U.S. Core Portfolio - Series 6	207	1,159	556	1,657
ING GET U.S. Core Portfolio - Series 7	92	747	482	645
ING GET U.S. Core Portfolio - Series 8	33	199	1,871	353
ING GET U.S. Core Portfolio - Series 9	3	68	276	57
ING GET U.S. Core Portfolio - Series 10	1	40	108	1
ING GET U.S. Core Portfolio - Series 11	-	37	80	-

| | Year ended December 31 | | | |
| | 2006 | | 2005 | |
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
ING Variable Portfolios, Inc.:				
ING VP Global Science and Technology Portfolio - Class I	$ 7,621	$ 13,309	$ 9,865	$ 13,869
ING VP Growth Portfolio - Class I	2,455	15,259	2,954	20,048
ING VP Index Plus LargeCap Portfolio - Class I	14,008	73,535	22,393	73,381
ING VP Index Plus LargeCap Portfolio - Class S	42	37	-	-
ING VP Index Plus MidCap Portfolio - Class I	57,553	56,686	62,740	20,754
ING VP Index Plus MidCap Portfolio - Class S	59	17	-	-
ING VP Index Plus SmallCap Portfolio - Class I	27,340	33,596	36,307	16,089
ING VP Index Plus SmallCap Portfolio - Class S	51	-	-	-
ING VP International Equity Portfolio - Class I	6,935	5,207	11,254	10,878
ING VP International Equity Portfolio - Class S	17	-	-	-
ING VP Small Company Portfolio - Class I	36,636	27,169	12,981	42,294
ING VP Small Company Portfolio - Class S	11	-	-	-
ING VP Value Opportunity Portfolio - Class I	4,539	18,942	11,867	28,815
ING Variable Products Trust:				
ING VP Financial Services Portfolio - Class I	4,236	1,710	1,022	470
ING VP International Value Portfolio - Class I	42,773	14,550	34,818	16,031
ING VP International Value Portfolio - Class S	61	5	-	-
ING VP MidCap Opportunities Portfolio - Class I	2,123	1,633	914	1,685
ING VP MidCap Opportunities Portfolio - Class S	3	-	-	-
ING VP Real Estate Portfolio - Class I	30,182	8,334	22,323	6,446
ING VP SmallCap Opportunities Portfolio - Class I	2,916	3,179	4,749	4,288
ING VP SmallCap Opportunities Portfolio - Class S	42	30	-	-
ING VP Balanced Portfolio, Inc.:				
ING VP Balanced Portfolio - Class I	20,754	113,193	33,130	99,210
ING VP Intermediate Bond Portfolio:				
ING VP Intermediate Bond Portfolio - Class I	41,876	46,586	61,080	58,882
ING VP Intermediate Bond Portfolio - Class S	12	-	-	-
ING VP Money Market Portfolio:				
ING VP Money Market Portfolio - Class I	212,366	67,608	76,707	86,828
ING VP Natural Resources Trust:				
ING VP Natural Resources Trust	36,119	26,633	40,080	14,225
Janus Adviser Series:				
Janus Adviser Balanced Fund - Class S	1	-	-	-
Janus Aspen Series:				
Janus Aspen Series Balanced Portfolio - Institutional Shares	100	250	1,674	346,487
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	34	64	1,399	79,337
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	12	65	2,985	190,109
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	190	272	436	429,358
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	162	243	3,249	416,240

| | Year ended December 31 | | | |
| | 2006 | | 2005 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
Legg Mason Value Trust, Inc.:				
Legg Mason Value Trust, Inc. - Primary Class	$ 367	$ 271	$ 1,191	$ 13
LKCM Funds:				
LKCM Aquinas Growth Fund	191	25	-	-
Lord Abbett Affiliated Fund, Inc.:				
Lord Abbett Affiliated Fund - Class A	494	68	635	92
Lord Abbett Mid Cap Value Fund, Inc.:				
Lord Abbett Mid-Cap Value Fund, Inc. - Class A	408	144	577	39
Lord Abbett Research Fund, Inc.:				
Lord Abbett Small-Cap Value Fund - Class A	492	127	465	26
Lord Abbett Series Fund, Inc.:				
Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	14,325	9,661	26,335	9,003
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	23,869	19,708	54,636	5,406
Massachusetts Investors Growth Stock Fund:				
Massachusetts Investors Growth Stock Fund - Class A	173	38	274	52
MFS® Variable Insurance Trust℠:				
MFS® Total Return Series - Initial Class	8,263	14,502	20,517	10,187
Moderate Allocation Portfolio:				
Moderate Allocation Portfolio	38	13	1	1
Neuberger Berman Equity Funds®:				
Neuberger Berman Socially Responsive Fund® - Trust Class	499	12	-	-
New Perspective Fund®, Inc.:				
New Perspective Fund®, Inc. - Class R-3	737	85	283	15
New Perspective Fund®, Inc. - Class R-4	12,076	9,196	15,811	3,213
Oppenheimer Capital Appreciation Fund:				
Oppenheimer Capital Appreciation Fund - Class A	105	35	105	20
Oppenheimer Developing Markets Fund:				
Oppenheimer Developing Markets Fund - Class A	61,034	27,695	68,513	13,663
Oppenheimer Global Fund:				
Oppenheimer Global Fund - Class A	86	14	46	3
Oppenheimer Main Street Funds®, Inc.:				
Oppenheimer Main Street Fund® - Class A	153	5	12	4
Oppenheimer Variable Account Funds:				
Oppenheimer Aggressive Growth Fund/VA	-	1	-	1
Oppenheimer Global Securities/VA	245	265	25,715	406,580
Oppenheimer Main Street Fund®/VA	82	12	1	5
Oppenheimer Main Street Small Cap Fund®/VA	4,272	855	1,077	86
Oppenheimer Strategic Bond Fund/VA	41	71	8,480	52,563
Pax World Balanced Fund, Inc.:				
Pax World Balanced Fund, Inc.	16,121	23,457	40,205	3,803

| | Year ended December 31 | | | |
| | 2006 | | 2005 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
PIMCO Variable Insurance Trust:				
PIMCO Real Return Portfolio - Administrative Class	$ 11,352	$ 7,237	$ 16,629	$ 2,910
Pioneer Fund:				
Pioneer Fund - Class A	34	17	25	2
Pioneer High Yield Fund:				
Pioneer High Yield Fund - Class A	1,274	127	433	85
Pioneer Variable Contracts Trust:				
Pioneer Equity Income VCT Portfolio - Class I	40,946	6,274	42,650	2,739
Pioneer Fund VCT Portfolio - Class I	4,936	738	2,433	678
Pioneer High Yield VCT Portfolio - Class I	7,068	1,886	4,236	1,368
Pioneer Mid Cap Value VCT Portfolio - Class I	28,756	13,273	35,675	8,916
T. Rowe Price Mid-Cap Value Fund, Inc.:				
T. Rowe Price Mid-Cap Value Fund - R Class	285	114	228	81
T. Rowe Price Value Fund, Inc.:				
T. Rowe Price Value Fund - Advisor Class	29	-	-	-
Templeton Funds, Inc.:				
Templeton Foreign Fund - Class A	230	45	282	114
Templeton Growth Fund, Inc.:				
Templeton Growth Fund, Inc. - Class A	326	63	335	27
Templeton Income Trust:				
Templeton Global Bond Fund - Class A	17,851	1,595	15,950	6,471
The Growth Fund of America®, Inc.:				
The Growth Fund of America® - Class R-3	3,751	135	2,371	138
The Growth Fund of America® - Class R-4	62,598	22,409	86,087	7,175
The Income Fund of America®, Inc.:				
The Income Fund of America® - Class R-3	714	48	242	51
UBS Funds:				
UBS U.S. Small Cap Growth Fund - Class A	207	21	25	1
Vanguard® Variable Insurance Fund:				
Diversified Value Portfolio	30	5	61	-
Equity Income Portfolio	63	94	55	15
Small Company Growth Portfolio	18	-	-	-
Wanger Advisors Trust:				
Wanger Select	17,069	687	4,675	338
Wanger U.S. Smaller Companies	8,864	1,576	6,750	327
Washington Mutual Investors Fund℠, Inc.:				
Washington Mutual Investors Fund℠, Inc. - Class R-3	1,489	159	1,078	138
Washington Mutual Investors Fund℠, Inc. - Class R-4	17,681	5,039	31,504	1,420
Wells Fargo Funds Trust:				
Wells Fargo Advantage Small Cap Value Fund - Class A	22	-	-	-

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

7.   Changes in Units

The changes in units outstanding were as follows:

| | Year Ended December 31, | | | | | |
| | 2006 | | | 2005 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Growth Series:						
AIM Mid Cap Core Equity Fund - Class A	9,470	7,424	2,046	5,274	7,073	(1,799)
AIM Small Cap Growth Fund - Class A	700	35	665	828	159	669
AIM Investment Funds:						
AIM Global Health Care Fund - Investor Class	3,668	2,285	1,383	3,216	1,026	2,190
AIM Variable Insurance Funds:						
AIM V.I. Capital Appreciation Fund - Series I Shares	2,118,775	863,241	1,255,534	657,564	938,403	(280,839)
AIM V.I. Core Equity Fund - Series I Shares	2,447,299	1,132,910	1,314,389	652,531	1,582,206	(929,675)
AIM V.I. Growth Fund - Series I Shares	85,807	2,777,101	(2,691,294)	641,539	979,129	(337,590)
AIM V.I. Premier Equity Fund - Series I Shares	20,794	2,195,271	(2,174,477)	583,392	1,036,124	(452,732)
AllianceBernstein Growth and Income Fund, Inc.:						
AllianceBernstein Growth and Income Fund, Inc. - Class A	6,666	5,300	1,366	4,757	3,013	1,744
AllianceBernstein Variable Products Series Fund, Inc.:						
AllianceBernstein Growth and Income Portfolio - Class A	27,938	8,944	18,994	25,397	7,513	17,884
Allianz Funds:						
Allianz NFJ Small-Cap Value - Class A	31,766	31,096	670	30,481	4,480	26,001
American Balanced Fund®, Inc.:						
American Balanced Fund® - Class R-3	237,701	155,678	82,023	319,031	99,566	219,465
American Century Quantitative Equity Funds, Inc.:						
American Century Income & Growth Fund - Advisor Class	83,402	127,010	(43,608)	190,518	84,539	105,979
Ariel Investment Trust:						
Ariel Appreciation Fund	48,121	31,887	16,234	19,958	2,090	17,868
Ariel Fund	29,610	23,747	5,863	48,071	15,132	32,939
Baron Investment Funds Trust:						
Baron Asset Fund	54,393	17,130	37,263	24,239	5,490	18,749
Baron Growth Fund	106,551	88,961	17,590	77,196	27,783	49,413

| | Year Ended December 31, | | | | | |
| | 2006 | | | 2005 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Calvert Variable Series, Inc.:						
Calvert Social Balanced Portfolio	454,344	803,468	(349,124)	751,138	889,570	(138,432)
Capital One Funds:						
Capital One Mid Cap Equity Fund - Class A	1,485	4,482	(2,997)	603,182	593,036	10,146
DWS Institutional Funds:						
DWS Equity 500 Index Fund - Class S	7,119	893	6,226	5,228	179	5,049
EuroPacific Growth Fund®:						
EuroPacific Growth Fund® - Class R-3	210,987	72,885	138,102	56,612	17,199	39,413
EuroPacific Growth Fund® - Class R-4	4,972,704	841,208	4,131,496	3,579,009	482,256	3,096,753
Evergreen Equity Trust:						
Evergreen Special Values Fund - Class A	1,163,358	519,605	643,753	1,489,104	318,494	1,170,610
Fidelity® Advisor Series I:						
Fidelity® Advisor Mid Cap Fund - Class T	42,030	39,715	2,315	37,611	26,382	11,229
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	3,377,189	3,978,818	(601,629)	4,806,816	6,275,519	(1,468,703)
Fidelity® VIP Growth Portfolio - Initial Class	2,775,066	5,800,775	(3,025,709)	4,448,061	8,541,945	(4,093,884)
Fidelity® VIP High Income Portfolio - Initial Class	357,053	237,444	119,609	1,109,272	1,029,711	79,561
Fidelity® VIP Overseas Portfolio - Initial Class	1,215,717	1,222,791	(7,074)	2,268,728	2,476,978	(208,250)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	65,848	138,755	(72,907)	54,430	176,044	(121,614)
Fidelity® VIP Contrafund® Portfolio - Initial Class	9,362,500	6,228,913	3,133,587	13,414,396	7,968,285	5,446,111
Fidelity® VIP Index 500 Portfolio - Initial Class	243,592	413,913	(170,321)	342,733	529,692	(186,959)
Fidelity® Variable Insurance Products III:						
Fidelity® VIP Mid Cap Portfolio - Initial Class	518,859	72,758	446,101	-	-	-
Franklin Mutual Series Fund, Inc.:						
Mutual Discovery Fund - Class R	50,624	11,856	38,768	55,437	20,918	34,519
Franklin Strategic Series:						
Franklin Small-Mid Cap Growth Fund - Class A	39,633	22,456	17,177	29,841	9,525	20,316

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year Ended December 31, | | | | | |
| | 2006 | | | 2005 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	1,619,032	1,294,016	325,016	2,368,454	1,237,900	1,130,554
ING Equity Trust:						
ING Financial Services Fund - Class A	3,015	1,201	1,814	3,510	-	3,510
ING Real Estate Fund - Class A	110,049	53,377	56,672	77,916	32,627	45,289
ING Funds Trust:						
ING GNMA Income Fund - Class A	85,687	63,354	22,333	78,924	49,605	29,319
ING Intermediate Bond Fund - Class A	115,117	43,097	72,020	77,868	50,790	27,078
ING GET Fund:						
ING GET Fund - Series L	-	60,582	(60,582)	-	7,181	(7,181)
ING GET Fund - Series Q	5,642	45,025	(39,383)	6,298	67,826	(61,528)
ING GET Fund - Series S	44,894	500,178	(455,284)	134,237	1,022,581	(888,344)
ING Investors Trust:						
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	444,247	270,523	173,724	115,656	27,844	87,812
ING BlackRock Large Cap Growth Portfolio - Service Class	2	-	2			
ING Evergreen Health Sciences Portfolio - Service Class	346,708	124,464	222,244	151,605	22,736	128,869
ING FMR℠ Diversified Mid Cap Portfolio - Service Class	1,034,427	309,609	724,818	682,372	292,670	389,702
ING FMR℠ Large Cap Growth Portfolio - Institutional Class	25,770	9,368	16,402	-	-	-
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	4,001	110	3,891	-	-	-
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	1,466,644	962,288	504,356	1,580,703	184,531	1,396,172
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	1,529,877	842,673	687,204	768,289	255,901	512,388
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	225,805	124,840	100,965	30,538	5,593	24,945
ING JPMorgan Value Opportunities Portfolio - Institutional Class	2,271	-	2,271	-	-	-
ING JPMorgan Value Opportunities Portfolio - Service Class	80,622	7,599	73,023	-	-	-
ING Julius Baer Foreign Portfolio - Service Class	1,477,468	368,954	1,108,514	933,037	397,402	535,635
ING Legg Mason Partners All Cap Portfolio - Service Class	3,114	-	3,114	-	-	-
ING Legg Mason Value Portfolio - Service Class	240,217	106,096	134,121	155,179	7,250	147,929
ING Lord Abbett Affiliated Portfolio - Institutional Class	138,301	39,442	98,859	-	-	-
ING Marsico Growth Portfolio - Service Class	176,898	45,969	130,929	108,232	6,519	101,713

183

	Year Ended December 31,					
	2006			**2005**		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING Marsico International Opportunities Portfolio - Service Class	638,553	268,482	370,071	158,849	50,599	108,250
ING MFS Total Return Portfolio - Adviser Class	5,227	1,258	3,969	-	-	-
ING MFS Total Return Portfolio - Institutional Class	25,357	417	24,940	-	-	-
ING MFS Total Return Portfolio - Service Class	558,756	1,177,609	(618,853)	1,439,643	543,650	895,993
ING MFS Utilities Portfolio - Service Class	954,462	177,244	777,218	138,963	34,731	104,232
ING Oppenheimer Main Street Portfolio® - Service Class	67,761	21,090	46,671	19,588	146	19,442
ING PIMCO High Yield Portfolio - Institutional Class	40,236	16,894	23,342	-	-	-
ING PIMCO High Yield Portfolio - Service Class	457,241	144,130	313,111	421,038	285,920	135,118
ING Pioneer Fund Portfolio - Institutional Class	260,890	29,191	231,699	-	-	-
ING Pioneer Fund Portfolio - Service Class	3,009	712	2,297	-	-	-
ING Pioneer Mid Cap Value Portfolio - Institutional Class	82,161	8,384	73,777	-	-	-
ING Pioneer Mid Cap Value Portfolio - Service Class	562	-	562	-	-	-
ING Stock Index Portfolio - Institutional Class	624,959	2,517,628	(1,892,669)	2,336,668	170,640	2,166,028
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	5,718,424	465,853	5,252,571	1,778,971	27,057	1,751,914
ING T. Rowe Price Equity Income Portfolio - Adviser Class	18,001	231	17,770	-	-	-
ING T. Rowe Price Equity Income Portfolio - Service Class	1,881,503	585,382	1,296,121	3,655,675	2,047,631	1,608,044
ING Templeton Global Growth Portfolio - Institutional Class	4	-	4	-	-	-
ING Templeton Global Growth Portfolio - Service Class	136,831	8,472	128,359	-	-	-
ING Van Kampen Equity Growth Portfolio - Service Class	1,234	-	1,234	-	-	-
ING Van Kampen Growth and Income Portfolio - Service Class	681,872	203,164	478,708	763,765	5,097	758,668
ING Van Kampen Real Estate Portfolio - Institutional Class	62,126	1,013	61,113	-	-	-
ING Van Kampen Real Estate Portfolio - Service Class	1,509,913	137,757	1,372,156	-	-	-
ING VP Index Plus International Equity Portfolio - Service Class	286,710	54,596	232,114	-	-	-
ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class	83,000	11,899	71,101	-	-	-
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	190,605	81,835	108,770	-	-	-
ING Mutual Funds:						
ING International Fund - Class Q	251	1	250	195	-	195
ING International SmallCap Fund - Class A	58,100	31,454	26,646	23,217	3,715	19,502

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year Ended December 31, | | | | | |
| | 2006 | | | 2005 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc.:						
ING American Century Large Company Value Portfolio - Adviser Class	911	192	719	-	-	-
ING American Century Large Company Value Portfolio - Service Class	132,178	123,668	8,510	92,556	190,256	(97,700)
ING American Century Select Portfolio - Initial Class	1,520,966	3,749,472	(2,228,506)	19,185,025	3,757,068	15,427,957
ING American Century Select Portfolio - Service Class	109	2,401	(2,292)	37,384	265,124	(227,740)
ING American Century Small-Mid Cap Value Portfolio - Adviser Class	1,860	-	1,860	-	-	-
ING American Century Small-Mid Cap Value Portfolio - Service Class	414,734	530,341	(115,607)	1,704,949	1,422,155	282,794
ING Baron Asset Portfolio - Service Class	30,849	580	30,269	-	-	-
ING Baron Small Cap Growth Portfolio - Adviser Class	7,457	2,118	5,339	-	-	-
ING Baron Small Cap Growth Portfolio - Service Class	1,407,705	1,315,385	92,320	3,349,758	2,258,361	1,091,397
ING Columbia Small Cap Value II Portfolio - Service Class	5,361	1,455	3,906	-	-	-
ING Davis Venture Value Portfolio - Service Class	170,182	103,620	66,562	103,707	287,606	(183,899)
ING Fidelity® VIP Mid Cap Portfolio - Service Class	10,211	4	10,207	-	-	-
ING Fundamental Research Portfolio - Adviser Class	517	103	414	-	-	-
ING Fundamental Research Portfolio - Service Class	36,625	55,776	(19,151)	66,902	75,430	(8,528)
ING Goldman Sachs® Capital Growth Portfolio - Service Class	79,352	72,958	6,394	97,604	57,426	40,178
ING Goldman Sachs® Structured Equity Portfolio - Adviser Class	520	383	137	-	-	-
ING JPMorgan International Portfolio - Adviser Class	1,855	263	1,592	-	-	-
ING JPMorgan International Portfolio - Initial Class	971,166	1,783,565	(812,399)	2,345,638	2,931,635	(585,997)
ING JPMorgan International Portfolio - Service Class	2,519	1,752	767	255	-	255
ING JPMorgan Mid Cap Value Portfolio - Adviser Class	8,867	1,216	7,651	-	-	-
ING JPMorgan Mid Cap Value Portfolio - Service Class	707,012	412,698	294,314	1,180,113	605,153	574,960
ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class	1,897	374	1,523	-	-	-
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	1,688,082	3,871,402	(2,183,320)	3,153,236	6,114,805	(2,961,569)
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	3,428	3	3,425	4,410	2,804	1,606
ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class	3,333	204	3,129	-	-	-
ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class	77,635	111,717	(34,082)	446,343	75,495	370,848
ING Neuberger Berman Partners Portfolio - Service Class	30,912	8,800	22,112	-	-	-
ING Neuberger Berman Regency Portfolio - Service Class	131	-	131	-	-	-

185

| | Year Ended December 31, | | | | | |
| | 2006 | | | 2005 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc. (continued):						
ING OpCap Balanced Value Portfolio - Service Class	165,629	454,670	(289,041)	280,689	590,397	(309,708)
ING Oppenheimer Global Portfolio - Adviser Class	9,249	1,424	7,825	-	-	-
ING Oppenheimer Global Portfolio - Initial Class	7,096,422	14,320,288	(7,223,866)	86,257,752	11,756,932	74,500,820
ING Oppenheimer Global Portfolio - Service Class	14,537	4,735	9,802	163,468	344,059	(180,591)
ING Oppenheimer Strategic Income Portfolio - Adviser Class	11,656	4	11,652	-	-	-
ING Oppenheimer Strategic Income Portfolio - Initial Class	2,384,250	3,344,210	(959,960)	14,546,767	3,157,025	11,389,742
ING PIMCO Total Return Portfolio - Adviser Class	25,877	280	25,597	-	-	-
ING PIMCO Total Return Portfolio - Service Class	2,002,436	1,421,129	581,307	3,177,512	2,236,389	941,123
ING Pioneer High Yield Portfolio - Initial Class	103,958	9,590	94,368	-	-	-
ING Pioneer High Yield Portfolio - Service Class	591	-	591	-	-	-
ING Solution 2015 Portfolio - Adviser Class	232,135	30,358	201,777	42,530	1,394	41,136
ING Solution 2015 Portfolio - Service Class	1,375,357	266,876	1,108,481	204,910	19,792	185,118
ING Solution 2025 Portfolio - Adviser Class	345,467	9,595	335,872	24,368	6	24,362
ING Solution 2025 Portfolio - Service Class	1,484,133	172,026	1,312,107	177,892	2,287	175,605
ING Solution 2035 Portfolio - Adviser Class	283,154	15,425	267,729	39,876	187	39,689
ING Solution 2035 Portfolio - Service Class	989,989	140,178	849,811	110,260	4,199	106,061
ING Solution 2045 Portfolio - Adviser Class	159,254	7,516	151,738	22,636	7	22,629
ING Solution 2045 Portfolio - Service Class	707,497	170,738	536,759	85,067	33,177	51,890
ING Solution Income Portfolio - Adviser Class	151,731	5,433	146,298	4,196	286	3,910
ING Solution Income Portfolio - Service Class	323,968	106,997	216,971	33,354	277	33,077
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	3,451	1	3,450	-	-	-
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	3,122,901	8,388,076	(5,265,175)	45,657,808	7,390,311	38,267,497
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	37,215	23,486	13,729	184,299	1,369,227	(1,184,928)
ING T. Rowe Price Growth Equity Portfolio - Adviser Class	12,626	258	12,368	-	-	-
ING T. Rowe Price Growth Equity Portfolio - Initial Class	1,895,109	3,328,512	(1,433,403)	3,230,785	4,471,229	(1,240,444)
ING T. Rowe Price Growth Equity Portfolio - Service Class	41,654	13,416	28,238	48,163	29,461	18,702
ING Templeton Foreign Equity Portfolio - Service Class	57,199	30,234	26,965	-	-	-
ING Thornburg Value Portfolio - Adviser Class	4,522	-	4,522	-	-	-

	Year Ended December 31,					
	2006			**2005**		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc. (continued):						
ING Thornburg Value Portfolio - Initial Class	476,708	1,337,097	(860,389)	943,877	2,267,251	(1,323,374)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	862,373	1,784,190	(921,817)	1,934,400	2,841,954	(907,554)
ING UBS U.S. Large Cap Equity Portfolio - Service Class	292	-	292	-	-	-
ING UBS U.S. Small Cap Growth Portfolio - Service Class	14,091	11,603	2,488	-	-	-
ING Van Kampen Comstock Portfolio - Adviser Class	12,713	147	12,566	-	-	-
ING Van Kampen Comstock Portfolio - Service Class	1,459,124	2,125,373	(666,249)	3,344,671	1,521,089	1,823,582
ING Van Kampen Equity and Income Portfolio - Adviser Class	1,884	-	1,884			
ING Van Kampen Equity and Income Portfolio - Initial Class	6,011,674	6,142,702	(131,028)	36,677,957	5,001,951	31,676,006
ING Van Kampen Equity and Income Portfolio - Service Class	4,515	1,840	2,675	298,569	403,288	(104,719)
ING Strategic Allocation Portfolios, Inc.::						
ING VP Strategic Allocation Conservative Portfolio - Class I	669,414	739,686	(70,272)	1,361,567	1,238,211	123,356
ING VP Strategic Allocation Growth Portfolio - Class I	1,034,022	1,087,631	(53,609)	1,218,087	1,575,434	(357,347)
ING VP Strategic Allocation Moderate Portfolio - Class I	1,488,092	1,275,733	212,359	1,573,652	1,541,384	32,268
ING Variable Funds:						
ING VP Growth and Income Portfolio - Class I	4,790,784	15,805,400	(11,014,616)	9,408,103	26,921,396	(17,513,293)
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 1	-	47,668	(47,668)	-	75,211	(75,211)
ING GET U.S. Core Portfolio - Series 2	10,134	395,607	(385,473)	7,193	738,226	(731,033)
ING GET U.S. Core Portfolio - Series 3	85,582	1,147,984	(1,062,402)	234,875	1,794,121	(1,559,246)
ING GET U.S. Core Portfolio - Series 5	-	1,716	(1,716)	7,119	12,535	(5,416)
ING GET U.S. Core Portfolio - Series 6	23,836	121,699	(97,863)	137,731	239,855	(102,124)
ING GET U.S. Core Portfolio - Series 7	9,232	75,326	(66,094)	15,417	26,473	(11,056)
ING GET U.S. Core Portfolio - Series 8	10,938	27,849	(16,911)	176,006	21,908	154,098
ING GET U.S. Core Portfolio - Series 9	3,031	9,580	(6,549)	22,520	416	22,104
ING GET U.S. Core Portfolio - Series 10	-	3,724	(3,724)	11,186	425	10,761
ING GET U.S. Core Portfolio - Series 11	-	3,580	(3,580)	8,000	-	8,000

187

| | Year Ended December 31, | | | | | |
| | 2006 | | | 2005 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Portfolios, Inc.:						
ING VP Global Science and Technology Portfolio - Class I	2,970,151	4,241,036	(1,270,885)	4,289,180	5,282,630	(993,450)
ING VP Growth Portfolio - Class I	653,273	1,473,888	(820,615)	1,236,907	2,654,888	(1,417,981)
ING VP Index Plus LargeCap Portfolio - Class I	2,941,762	5,714,372	(2,772,610)	4,343,937	7,583,068	(3,239,131)
ING VP Index Plus LargeCap Portfolio - Class S	3,832	3,225	607			
ING VP Index Plus MidCap Portfolio - Class I	2,961,969	4,098,221	(1,136,252)	5,843,966	4,954,015	889,951
ING VP Index Plus MidCap Portfolio - Class S	5,408	1,557	3,851			
ING VP Index Plus SmallCap Portfolio - Class I	2,235,998	2,969,049	(733,051)	3,545,534	2,753,698	791,836
ING VP Index Plus SmallCap Portfolio - Class S	4,546	-	4,546			
ING VP International Equity Portfolio - Class I	756,007	557,874	198,133	1,605,744	1,610,821	(5,077)
ING VP International Equity Portfolio - Class S	1,400	-	1,400			
ING VP Small Company Portfolio - Class I	1,448,901	2,002,563	(553,662)	2,000,872	3,630,655	(1,629,783)
ING VP Small Company Portfolio - Class S	930	8	922			
ING VP Value Opportunity Portfolio - Class I	701,739	1,543,657	(841,918)	1,634,789	2,797,677	(1,162,888)
ING Variable Products Trust:						
ING VP Financial Services Portfolio - Class I	362,103	166,013	196,090	93,458	44,499	48,959
ING VP International Value Portfolio - Class I	2,916,734	1,481,923	1,434,811	5,374,540	4,267,756	1,106,784
ING VP International Value Portfolio - Class S	4,854	345	4,509			
ING VP MidCap Opportunities Portfolio - Class I	240,882	198,715	42,167	177,419	246,400	(68,981)
ING VP MidCap Opportunities Portfolio - Class S	243	-	243			
ING VP Real Estate Portfolio - Class I	1,951,303	841,992	1,109,311	1,939,149	850,727	1,088,422
ING VP SmallCap Opportunities Portfolio - Class I	540,975	565,248	(24,273)	762,167	702,493	59,674
ING VP SmallCap Opportunities Portfolio - Class S	3,659	2,812	847	-	-	-
ING VP Balanced Portfolio, Inc.:						
ING VP Balanced Portfolio - Class I	2,406,719	5,953,493	(3,546,774)	5,225,860	8,629,829	(3,403,969)
ING VP Intermediate Bond Portfolio:						
ING VP Intermediate Bond Portfolio - Class I	4,030,569	4,509,915	(479,346)	5,434,219	6,061,788	(627,569)
ING VP Intermediate Bond Portfolio - Class S	1,195	-	1,195			

	Year Ended December 31,					
	2006			**2005**		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING VP Money Market Portfolio:						
ING VP Money Market Portfolio - Class I	14,343,402	9,279,285	5,064,117	9,545,207	10,245,127	(699,920)
ING VP Natural Resources Trust:						
ING VP Natural Resources Trust	1,683,169	1,554,306	128,863	2,431,011	1,209,055	1,221,956
Janus Adviser Series:						
Janus Adviser Balanced Fund - Class S	-	-	-	41	3	38
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	10,951	16,976	(6,025)	1,307,431	18,021,784	(16,714,353)
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	1,677	3,340	(1,663)	99,125	463,894	(364,769)
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	1,328	3,807	(2,479)	656,877	12,970,015	(12,313,138)
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	11,698	14,747	(3,049)	1,432,630	26,882,744	(25,450,114)
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	9,145	12,668	(3,523)	1,594,636	25,682,993	(24,088,357)
Legg Mason Value Trust, Inc.:						
Legg Mason Value Trust, Inc. - Primary Class	33,268	23,146	10,122	115,818	571	115,247
LKCM Funds:						
LKCM Aquinas Growth Fund	19,131	2,287	16,844	-	-	-
Lord Abbett Affiliated Fund, Inc.:						
Lord Abbett Affiliated Fund - Class A	97,919	69,385	28,534	72,449	26,473	45,976
Lord Abbett Mid Cap Value Fund, Inc.:						
Lord Abbett Mid-Cap Value Fund, Inc. - Class A	47,821	36,142	11,679	66,205	26,978	39,227
Lord Abbett Research Fund, Inc.:						
Lord Abbett Small-Cap Value Fund - Class A	62,292	48,756	13,536	49,475	20,211	29,264
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	2,059,949	1,974,799	85,150	6,140,628	3,064,937	3,075,691
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	1,854,378	2,286,907	(432,529)	2,980,759	2,104,629	876,130
Massachusetts Investors Growth Stock Fund:						
Massachusetts Investors Growth Stock Fund - Class A	33,417	20,490	12,927	41,937	20,266	21,671
MFS® Variable Insurance Trust℠:						
MFS® Total Return Series - Initial Class	379,700	1,029,558	(649,858)	1,300,090	847,323	452,767

| | Year Ended December 31, | | | | | |
| | 2006 | | | 2005 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Moderate Allocation Portfolio:						
Moderate Allocation Portfolio	1,937	-	1,937	179	6,042	(5,863)
Neuberger Berman Equity Funds®:						
Neuberger Berman Socially Responsive Fund® - Trust Class	50,092	1,639	48,453	-	-	-
New Perspective Fund®, Inc.:						
New Perspective Fund®, Inc. - Class R-3	86,426	43,420	43,006	27,316	6,028	21,288
New Perspective Fund®, Inc. - Class R-4	1,015,216	879,107	136,109	1,382,338	384,183	998,155
Oppenheimer Capital Appreciation Fund:						
Oppenheimer Capital Appreciation Fund - Class A	36,284	29,519	6,765	29,913	21,388	8,525
Oppenheimer Developing Markets Fund:						
Oppenheimer Developing Markets Fund - Class A	1,637,863	1,162,167	475,696	2,498,652	787,614	1,711,038
Oppenheimer Global Fund:						
Oppenheimer Global Fund - Class A	4,534	795	3,739	2,955	172	2,783
Oppenheimer Main Street Funds®, Inc.:						
Oppenheimer Main Street Fund® - Class A	14,133	2,351	11,782	1,206	469	737
Oppenheimer Variable Account Funds:						
Oppenheimer Aggressive Growth Fund/VA	132	-	132	15	15	-
Oppenheimer Global Securities/VA	10,242	12,847	(2,605)	2,306,421	24,521,856	(22,215,435)
Oppenheimer Main Street Fund®/VA	12,583	-	12,583	52	52	-
Oppenheimer Main Street Small Cap Fund®/VA	370,280	108,044	262,236	101,111	12,853	88,258
Oppenheimer Strategic Bond Fund/VA	2,772	5,052	(2,280)	714,833	4,010,467	(3,295,634)
Pax World Balanced Fund, Inc.:						
Pax World Balanced Fund, Inc.	1,545,079	2,250,296	(705,217)	3,804,120	536,344	3,267,776
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	1,299,199	1,057,903	241,296	1,623,800	409,351	1,214,449
Pioneer Fund:						
Pioneer Fund - Class A	2,233	1,127	1,106	1,918	148	1,770
Pioneer High Yield Fund:						
Pioneer High Yield Fund - Class A	143,632	52,372	91,260	65,898	37,685	28,213

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Year Ended December 31,					
	2006			**2005**		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Pioneer Variable Contracts Trust:						
Pioneer Equity Income VCT Portfolio - Class I	3,586,863	1,110,687	2,476,176	3,956,471	787,125	3,169,346
Pioneer Fund VCT Portfolio - Class I	490,570	127,646	362,924	287,650	133,882	153,768
Pioneer High Yield VCT Portfolio - Class I	717,508	298,748	418,760	408,850	181,636	227,214
Pioneer Mid Cap Value VCT Portfolio - Class I	1,129,853	1,348,694	(218,841)	2,687,081	1,161,373	1,525,708
T. Rowe Price Mid-Cap Value Fund, Inc.:						
T. Rowe Price Mid-Cap Value Fund - R Class	58,286	52,254	6,032	47,438	37,877	9,561
T. Rowe Price Value Fund, Inc.:						
T. Rowe Price Value Fund - Advisor Class	2,667	21	2,646	-	-	-
Templeton Funds, Inc.:						
Templeton Foreign Fund - Class A	32,311	24,244	8,067	38,689	27,170	11,519
Templeton Growth Fund, Inc.:						
Templeton Growth Fund, Inc. - Class A	55,651	38,547	17,104	33,802	8,588	25,214
Templeton Income Trust:						
Templeton Global Bond Fund - Class A	1,552,269	357,297	1,194,972	1,475,621	720,211	755,410
The Growth Fund of America®, Inc.:						
The Growth Fund of America® - Class R-3	524,599	259,493	265,106	283,392	86,785	196,607
The Growth Fund of America® - Class R-4	5,803,069	2,997,786	2,805,283	8,304,196	1,192,144	7,112,052
The Income Fund of America®, Inc.:						
The Income Fund of America® - Class R-3	71,908	21,300	50,608	26,742	10,421	16,321
UBS Funds:						
UBS U.S. Small Cap Growth Fund - Class A	23,849	8,380	15,469	2,068	110	1,958
Vanguard® Variable Insurance Fund:						
Diversified Value Portfolio	8,813	7,039	1,774	5,131	5	5,126
Equity Income Portfolio	4,681	8,385	(3,704)	3,391	1,156	2,235
Small Company Growth Portfolio	1,766	345	1,421	21	-	21
Wanger Advisors Trust:						
Wanger Select	1,454,894	258,150	1,196,744	431,399	67,340	364,059
Wanger U.S. Smaller Companies	868,835	339,418	529,417	634,281	95,326	538,955

191

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Year Ended December 31,					
	2006			2005		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Washington Mutual Investors Fund℠, Inc.:						
Washington Mutual Investors Fund℠, Inc. - Class R-3	254,815	151,932	102,883	157,618	74,088	83,530
Washington Mutual Investors Fund℠, Inc. - Class R-4	1,884,997	1,042,123	842,874	3,177,809	501,607	2,676,202
Wells Fargo Funds Trust:						
Wells Fargo Advantage Small Cap Value Fund - Class A	1,949	19	1,930	-	-	-

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

8.   Unit Summary

Division/Contract	Units	Unit Value		Extended Value	
AIM Mid Cap Core Equity Fund - Class A					
Contracts in accumulation period:					
ING MAP PLUS NP11	16,111.806	$	13.06	$	210,420
ING MAP PLUS NP12	31.249		13.04		407
ING MAP PLUS NP15	668.316		12.98		8,675
ING MAP PLUS NP19	141.715		12.91		1,830
ING MAP PLUS NP32	941.496		12.67		11,929
Qualified XII (1.00)	78.797		14.87		1,172
	17,973.379			$	234,433
AIM Small Cap Growth Fund - Class A					
Contracts in accumulation period:					
Qualified XII (1.00)	1,335.897	$	13.01	$	17,380
	1,335.897			$	17,380
AIM Global Health Care Fund - Investor Class					
Contracts in accumulation period:					
ING MAP PLUS NP14	389.519	$	31.99	$	12,461
ING MAP PLUS NP15	1,059.713		31.96		33,868
ING MAP PLUS NP21	804.104		31.82		25,587
ING MAP PLUS NP22	79.852		31.80		2,539
ING MAP PLUS NP23	2.293		31.77		73
ING MAP PLUS NP26	792.049		31.70		25,108
ING MAP PLUS NP28	181.660		31.66		5,751
ING MAP PLUS NP30	263.661		31.61		8,334
	3,572.851			$	113,721

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Capital Appreciation Fund - Series I Shares			
Currently payable annuity contracts:	9,352.795	$6.42 to $12.21	$ 64,828
Contracts in accumulation period:			
ING Custom Choice 65	7,767.550	12.36	96,007
Qualified VI	1,344,907.092	10.41	14,000,483
Qualified VIII	1,582.620	10.40	16,459
Qualified X (1.15)	20,384.261	10.49	213,831
Qualified X (1.25)	138,735.213	10.41	1,444,234
Qualified XII (0.05)	4,304.364	11.05	47,563
Qualified XII (0.35)	1,791.060	11.16	19,988
Qualified XII (0.50)	23,326.837	11.03	257,295
Qualified XII (0.55)	29,708.336	10.99	326,495
Qualified XII (0.60)	28,794.584	10.94	315,013
Qualified XII (0.65)	9,881.525	10.90	107,709
Qualified XII (0.70)	79,449.431	10.86	862,821
Qualified XII (0.75)	40,655.095	10.82	439,888
Qualified XII (0.80)	123,351.782	10.78	1,329,732
Qualified XII (0.85)	209,088.466	10.73	2,243,519
Qualified XII (0.90)	10,980.155	10.69	117,378
Qualified XII (0.95)	185,632.601	10.65	1,976,987
Qualified XII (1.00)	289,199.861	10.61	3,068,411
Qualified XII (1.05)	63,038.395	10.57	666,316
Qualified XII (1.10)	43,960.623	10.53	462,905
Qualified XII (1.15)	39,917.884	10.49	418,739
Qualified XII (1.20)	43,185.252	10.45	451,286
Qualified XII (1.25)	47,127.855	10.41	490,601
Qualified XII (1.30)	5,146.900	10.37	53,373
Qualified XII (1.35)	9,819.380	10.33	101,434
Qualified XII (1.40)	12,793.931	10.29	131,650
Qualified XII (1.45)	2,504.214	10.25	25,668
Qualified XII (1.50)	1,683.438	10.21	17,188
Qualified XV	12,287.303	10.62	130,491
Qualified XVI	34,535.380	10.21	352,606
Qualified XVII	558.781	10.41	5,817
Qualified XVIII	4,158.873	10.41	43,294
Qualified XXI	21,966.861	10.75	236,144
Qualified XXV	9,888.506	10.74	106,203
Qualified XXVI	12,933.030	10.64	137,607
Qualified XXVII	323,718.135	6.54	2,117,117
Qualified XXXII	2,361.731	12.18	28,766
Qualified XXXVI	6,036.511	12.01	72,498
	3,256,516.611		$ 32,998,344

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Core Equity Fund - Series I Shares			
Currently payable annuity contracts:	1,301.998	$ 13.28	$ 17,291
Contracts in accumulation period:			
ING Custom Choice 65	9,383.484	12.67	118,889
Qualified VI	2,116,658.043	9.96	21,081,914
Qualified VIII	4.083	9.95	41
Qualified X (1.15)	43,719.892	10.03	438,511
Qualified X (1.25)	142,529.391	9.96	1,419,593
Qualified XII (0.05)	13,665.275	10.57	144,442
Qualified XII (0.25)	77,518.714	10.75	833,326
Qualified XII (0.35)	2,151.790	10.67	22,960
Qualified XII (0.50)	19,517.270	10.55	205,907
Qualified XII (0.55)	72,305.550	10.51	759,931
Qualified XII (0.60)	97,804.278	10.47	1,024,011
Qualified XII (0.65)	13,763.294	10.43	143,551
Qualified XII (0.70)	103,954.752	10.39	1,080,090
Qualified XII (0.75)	61,296.167	10.35	634,415
Qualified XII (0.80)	245,794.021	10.31	2,534,136
Qualified XII (0.85)	234,070.249	10.27	2,403,901
Qualified XII (0.90)	10,710.270	10.23	109,566
Qualified XII (0.95)	196,000.908	10.19	1,997,249
Qualified XII (1.00)	590,772.884	10.15	5,996,345
Qualified XII (1.05)	127,347.033	10.11	1,287,479
Qualified XII (1.10)	68,773.557	10.07	692,550
Qualified XII (1.15)	62,589.013	10.03	627,768
Qualified XII (1.20)	61,962.700	9.99	619,007
Qualified XII (1.25)	61,914.080	9.96	616,664
Qualified XII (1.30)	2,377.206	9.92	23,582
Qualified XII (1.35)	10,249.870	9.88	101,269
Qualified XII (1.40)	23,894.428	9.84	235,121
Qualified XII (1.45)	3,703.404	9.80	36,293
Qualified XII (1.50)	3,170.612	9.77	30,977
Qualified XV	6,773.714	10.16	68,821
Qualified XVI	45,448.939	9.77	444,036
Qualified XVII	4,949.243	9.96	49,294
Qualified XVIII	6,295.276	9.96	62,701
Qualified XXI	11,329.200	10.28	116,464
Qualified XXV	20,977.287	10.27	215,437
Qualified XXVI	18,263.843	10.18	185,926
Qualified XXVII	404,384.674	8.01	3,239,121
Qualified XXXII	1,736.998	13.38	23,241
Qualified XXXIII (0.65)	385.774	13.52	5,216
Qualified XXXVI	5,491.939	13.60	74,690
	5,004,941.103		$ 49,721,726

Division/Contract	Units	Unit Value	Extended Value
AllianceBernstein Growth and Income Fund, Inc. - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP18	2,627.979	$ 12.76	$ 33,533
ING MAP PLUS NP22	498.099	12.68	6,316
ING MAP PLUS NP24	395.344	12.65	5,001
ING MAP PLUS NP26	1,588.158	12.61	20,027
ING MAP PLUS NP30	45.031	12.54	565
	5,154.611		$ 65,442
AllianceBernstein Growth and Income Portfolio - Class A			
Contracts in accumulation period:			
Qualified X (1.15)	12,542.395	$ 13.51	$ 169,448
Qualified X (1.25)	28,042.251	13.48	378,010
Qualified XVIII	718.833	13.56	9,747
	41,303.479		$ 557,205
Allianz NFJ Small-Cap Value - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP11	4,226.426	$ 15.50	$ 65,510
ING MAP PLUS NP12	30.776	15.48	476
ING MAP PLUS NP14	2,214.045	15.44	34,185
ING MAP PLUS NP18	16,924.412	15.35	259,790
ING MAP PLUS NP19	969.611	15.32	14,854
ING MAP PLUS NP21	6,684.040	15.28	102,132
	31,049.310		$ 476,947

Division/Contract	Units	Unit Value		Extended Value	
American Balanced Fund® - Class R-3					
Contracts in accumulation period:					
ING MAP PLUS NP5	6,516.876	$	12.12	$	78,985
ING MAP PLUS NP6	4,098.633		12.11		49,634
ING MAP PLUS NP7	2,227.958		12.09		26,936
ING MAP PLUS NP8	7,355.443		12.07		88,780
ING MAP PLUS NP9	33,890.002		12.05		408,375
ING MAP PLUS NP10	21,336.296		12.04		256,889
ING MAP PLUS NP11	4,231.793		12.02		50,866
ING MAP PLUS NP14	52,108.694		11.97		623,741
ING MAP PLUS NP15	20,392.669		11.95		243,692
ING MAP PLUS NP16	176.566		11.93		2,106
ING MAP PLUS NP17	10,486.543		11.92		125,000
ING MAP PLUS NP18	3,400.416		11.90		40,465
ING MAP PLUS NP19	19,860.464		11.88		235,942
ING MAP PLUS NP20	115,359.775		11.86		1,368,167
ING MAP PLUS NP21	29,681.517		11.85		351,726
ING MAP PLUS NP22	55.188		11.83		653
ING MAP PLUS NP23	2,993.767		11.81		35,356
ING MAP PLUS NP24	8,591.609		11.79		101,295
ING MAP PLUS NP26	5,213.849		11.76		61,315
ING MAP PLUS NP27	58,168.733		11.74		682,901
ING MAP PLUS NP28	8,815.708		11.73		103,408
ING MAP PLUS NP29	3,751.453		11.71		43,930
ING MAP PLUS NP30	2,644.604		11.69		30,915
ING MAP PLUS NP32	269.627		11.66		3,144
	421,628.183			$	5,014,221
American Century Income & Growth Fund - Advisor Class					
Contracts in accumulation period:					
Qualified XII (1.00)	17.615	$	37.17	$	655
Qualified XII (1.10)	1,554.266		36.93		57,399
Qualified XXVII	493,913.520		12.01		5,931,901
	495,485.401			$	5,989,955
Ariel Appreciation Fund					
Contracts in accumulation period:					
ING MAP PLUS NP13	20.819	$	12.24	$	255
ING MAP PLUS NP14	11,422.152		12.22		139,579
ING MAP PLUS NP15	18,087.903		12.21		220,853
ING MAP PLUS NP17	3,544.892		12.17		43,141
ING MAP PLUS NP18	887.605		12.15		10,784
ING MAP PLUS NP19	11,952.824		12.14		145,107
ING MAP PLUS NP23	16.300		12.07		197
ING MAP PLUS NP24	3,037.407		12.05		36,601
ING MAP PLUS NP26	437.802		12.01		5,258

Division/Contract	Units	Unit Value		Extended Value	
Ariel Appreciation Fund (continued)					
ING MAP PLUS NP29	4.447	$	11.96	$	53
ING MAP PLUS NP30	2,269.749		11.94		27,101
ING MAP PLUS NP32	33.683		11.91		401
	51,715.583			$	629,330
Ariel Fund					
Contracts in accumulation period:					
ING MAP PLUS NP8	1,156.738	$	12.91	$	14,933
ING MAP PLUS NP12	29.516		12.84		379
ING MAP PLUS NP14	7,073.939		12.80		90,546
ING MAP PLUS NP15	7,301.811		12.78		93,317
ING MAP PLUS NP17	1,053.151		12.75		13,428
ING MAP PLUS NP18	4,029.821		12.73		51,300
ING MAP PLUS NP19	3,321.732		12.71		42,219
ING MAP PLUS NP20	2,752.847		12.69		34,934
ING MAP PLUS NP21	6,068.310		12.67		76,885
ING MAP PLUS NP22	3,771.503		12.65		47,710
ING MAP PLUS NP24	1,976.520		12.62		24,944
ING MAP PLUS NP26	2,079.990		12.58		26,166
ING MAP PLUS NP27	9,855.281		12.56		123,782
ING MAP PLUS NP28	738.969		12.54		9,267
ING MAP PLUS NP29	38.213		12.53		479
ING MAP PLUS NP30	745.337		12.51		9,324
	51,993.678			$	659,613
Baron Asset Fund					
Contracts in accumulation period:					
ING MAP PLUS NP6	1,673.207	$	15.58	$	26,069
ING MAP PLUS NP8	4,060.521		15.54		63,100
ING MAP PLUS NP9	2,553.588		15.52		39,632
ING MAP PLUS NP10	4,251.222		15.49		65,851
ING MAP PLUS NP11	671.938		15.47		10,395
ING MAP PLUS NP13	8,140.135		15.43		125,602
ING MAP PLUS NP14	7,448.446		15.40		114,706
ING MAP PLUS NP15	2,290.748		15.38		35,232
ING MAP PLUS NP16	4.936		15.36		76
ING MAP PLUS NP17	2,978.735		15.34		45,694
ING MAP PLUS NP18	3,638.771		15.31		55,710
ING MAP PLUS NP21	22,520.498		15.25		343,438
ING MAP PLUS NP22	84.200		15.23		1,282
ING MAP PLUS NP23	2,485.505		15.20		37,780
ING MAP PLUS NP26	360.990		15.14		5,465
ING MAP PLUS NP27	1,808.796		15.12		27,349
ING MAP PLUS NP28	36.326		15.09		548
ING MAP PLUS NP30	1,967.082		15.05		29,605
ING MAP PLUS NP31	122.894		15.03		1,847
	67,098.538			$	1,029,381

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements**

Division/Contract	Units	Unit Value	Extended Value
Baron Growth Fund			
Contracts in accumulation period:			
ING MAP PLUS NP7	2,009.844	$ 14.65	$ 29,444
ING MAP PLUS NP8	8,033.844	14.63	117,535
ING MAP PLUS NP11	3,937.299	14.57	57,366
ING MAP PLUS NP12	120.197	14.55	1,749
ING MAP PLUS NP14	8,148.457	14.50	118,153
ING MAP PLUS NP18	7,906.239	14.42	114,008
ING MAP PLUS NP19	3,992.235	14.40	57,488
ING MAP PLUS NP20	45,554.661	14.38	655,076
ING MAP PLUS NP21	10,579.310	14.36	151,919
ING MAP PLUS NP23	6,298.850	14.32	90,200
ING MAP PLUS NP24	1,977.983	14.29	28,265
ING MAP PLUS NP27	885.172	14.23	12,596
	99,444.091		$ 1,433,799
Calvert Social Balanced Portfolio			
Currently payable annuity contracts:	9,328.693	$ 12.36	$ 115,303
Contracts in accumulation period:			
ING Custom Choice 62	797.771	12.12	9,669
ING Custom Choice 65	5,410.810	11.75	63,577
Qualified V	395.892	24.64	9,755
Qualified VI	856,504.780	24.46	20,950,107
Qualified VIII	5,213.225	22.20	115,734
Qualified X (1.15)	4,537.000	12.64	57,348
Qualified X (1.25)	67,654.208	12.53	847,707
Qualified XII (0.05)	6,748.288	26.21	176,873
Qualified XII (0.25)	7,566.138	13.87	104,942
Qualified XII (0.35)	679.510	13.75	9,343
Qualified XII (0.40)	97,690.624	19.14	1,869,799
Qualified XII (0.45)	63.767	13.64	870
Qualified XII (0.50)	13,935.847	13.90	193,708
Qualified XII (0.55)	16,083.849	13.52	217,454
Qualified XII (0.60)	8,536.517	13.46	114,902
Qualified XII (0.65)	9,903.807	13.40	132,711
Qualified XII (0.70)	115,155.230	13.35	1,537,322
Qualified XII (0.75)	106,689.357	13.29	1,417,902
Qualified XII (0.80)	121,470.998	13.93	1,692,091
Qualified XII (0.85)	141,957.861	18.50	2,626,220
Qualified XII (0.90)	15,580.098	13.70	213,447
Qualified XII (0.95)	91,515.521	18.30	1,674,734
Qualified XII (1.00)	404,869.580	18.20	7,368,626
Qualified XII (1.05)	41,874.174	18.11	758,341
Qualified XII (1.10)	35,815.220	18.01	645,032
Qualified XII (1.15)	13,333.688	17.91	238,806
Qualified XII (1.20)	16,044.163	17.82	285,907

Division/Contract	Units	Unit Value		Extended Value	
Calvert Social Balanced Portfolio (continued)					
Qualified XII (1.25)	26,160.462	$	17.73	$	463,825
Qualified XII (1.30)	140.869		17.63		2,484
Qualified XII (1.35)	2,481.502		17.54		43,526
Qualified XII (1.40)	14,936.255		17.44		260,488
Qualified XII (1.45)	1,685.074		17.35		29,236
Qualified XII (1.50)	270.101		17.26		4,662
Qualified XV	3,042.620		25.20		76,674
Qualified XVI	32,690.460		23.87		780,321
Qualified XVII	667.935		24.46		16,338
Qualified XVIII	10,904.272		12.53		136,631
Qualified XXI	3,482.231		25.49		88,762
Qualified XXV	4,743.694		25.23		119,683
Qualified XXVI	1.185		24.99		30
Qualified XXVII	486,324.669		32.97		16,034,124
Qualified XXVIII	117,530.411		32.70		3,843,244
Qualified XXXII	497.600		12.23		6,086
Qualified XXXVI	3,679.475		12.60		46,361
	2,924,595.431			$	65,400,705
Capital One Mid Cap Equity Fund - Class A					
Contracts in accumulation period:					
Qualified XII (0.70)	73.058	$	13.51	$	987
Qualified XII (0.80)	2,987.200		13.48		40,267
Qualified XII (0.85)	4,089.195		13.46		55,041
	7,149.453			$	96,295
DWS Equity 500 Index Fund - Class S					
Contracts in accumulation period:					
Qualified XII (1.00)	11,423.183	$	14.64	$	167,235
	11,423.183			$	167,235

Division/Contract	Units	Unit Value	Extended Value
EuroPacific Growth Fund® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP6	22,703.860	$ 16.91	$ 383,922
ING MAP PLUS NP8	26,447.031	16.86	445,897
ING MAP PLUS NP9	8,327.296	16.84	140,232
ING MAP PLUS NP10	9,072.248	16.81	152,504
ING MAP PLUS NP11	17,403.104	16.79	292,198
ING MAP PLUS NP12	12,509.250	16.77	209,780
ING MAP PLUS NP13	155.161	16.74	2,597
ING MAP PLUS NP14	35,702.124	16.72	596,940
ING MAP PLUS NP15	37,353.998	16.69	623,438
ING MAP PLUS NP17	11,417.732	16.64	189,991
ING MAP PLUS NP18	512.310	16.62	8,515
ING MAP PLUS NP19	4,275.026	16.60	70,965
ING MAP PLUS NP21	10,394.076	16.55	172,022
ING MAP PLUS NP22	4,075.251	16.52	67,323
ING MAP PLUS NP23	2,319.878	16.50	38,278
ING MAP PLUS NP24	4,534.255	16.48	74,725
ING MAP PLUS NP25	118.562	16.45	1,950
ING MAP PLUS NP26	2,043.246	16.43	33,571
ING MAP PLUS NP27	471.777	16.40	7,737
ING MAP PLUS NP28	5,106.754	16.38	83,649
ING MAP PLUS NP29	7,371.350	16.36	120,595
ING MAP PLUS NP30	2,699.525	16.33	44,083
ING MAP PLUS NP31	67.586	16.31	1,102
ING MAP PLUS NP32	296.401	16.29	4,828
	225,377.801		$ 3,766,842
EuroPacific Growth Fund® - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	2,754.666	$ 17.16	$ 47,270
ING Custom Choice 65	7,072.436	14.91	105,450
Qualified V	2,089.454	16.40	34,267
Qualified VI	2,802,670.905	16.47	46,159,990
Qualified XII (0.00)	8.858	17.03	151
Qualified XII (0.15)	136,908.889	16.96	2,321,975
Qualified XII (0.30)	67.810	16.89	1,145
Qualified XII (0.35)	78,803.879	16.87	1,329,421
Qualified XII (0.40)	9,813.160	16.85	165,352
Qualified XII (0.50)	410,203.168	16.80	6,891,413
Qualified XII (0.55)	5,303.207	16.78	88,988
Qualified XII (0.60)	30,646.391	16.76	513,634
Qualified XII (0.65)	11,920.814	16.74	199,554
Qualified XII (0.70)	236,077.039	16.71	3,944,847
Qualified XII (0.75)	100,139.847	16.69	1,671,334
Qualified XII (0.80)	1,224,388.016	16.67	20,410,548

Division/Contract	Units	Unit Value	Extended Value
EuroPacific Growth Fund® - Class R-4 (continued)			
Qualified XII (0.85)	212,150.178	$ 16.65	$ 3,532,300
Qualified XII (0.90)	17,566.782	16.63	292,136
Qualified XII (0.95)	148,502.305	16.60	2,465,138
Qualified XII (1.00)	1,748,284.336	16.58	28,986,554
Qualified XII (1.05)	93,960.757	16.56	1,555,990
Qualified XII (1.10)	37,909.186	16.54	627,018
Qualified XII (1.15)	60,845.662	16.52	1,005,170
Qualified XII (1.20)	8,646.208	16.49	142,576
Qualified XII (1.25)	48,827.666	16.47	804,192
Qualified XII (1.30)	955.174	16.45	15,713
Qualified XII (1.35)	5,898.561	16.43	96,913
Qualified XII (1.40)	8,991.741	16.41	147,554
Qualified XII (1.45)	1,803.173	16.38	29,536
Qualified XII (1.50)	474.308	16.36	7,760
Qualified XV	2,317.376	16.60	38,468
Qualified XVI	46,481.141	16.36	760,431
Qualified XVII	1,423.820	16.58	23,607
Qualified XXI	7,969.842	16.67	132,857
Qualified XXV	5,129.300	16.72	85,762
Qualified XXVI	11,031.310	16.66	183,782
Qualified XXVII	1,126,137.614	14.58	16,419,086
	8,654,174.979		$ 141,237,882
Evergreen Special Values Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP7	544.676	$ 15.47	$ 8,426
ING MAP PLUS NP8	2,886.478	15.45	44,596
ING MAP PLUS NP15	4,687.443	15.30	71,718
ING MAP PLUS NP17	4,640.862	15.25	70,773
ING MAP PLUS NP18	2,643.053	15.23	40,254
ING MAP PLUS NP21	5,443.879	15.16	82,529
ING MAP PLUS NP25	1,128.621	15.08	17,020
ING MAP PLUS NP26	1,115.407	15.05	16,787
ING MAP PLUS NP27	134.941	15.03	2,028
Qualified V	1,089.479	23.55	25,657
Qualified VI	1,041,048.158	23.79	24,766,536
Qualified XII (0.50)	42,075.983	24.96	1,050,217
Qualified XII (0.55)	9,642.727	24.88	239,911
Qualified XII (0.60)	11,137.088	24.80	276,200
Qualified XII (0.65)	2,697.181	24.72	66,674
Qualified XII (0.70)	60,043.991	24.64	1,479,484
Qualified XII (0.75)	20,013.048	24.56	491,520
Qualified XII (0.80)	74,472.029	24.48	1,823,075
Qualified XII (0.85)	69,703.045	24.41	1,701,451
Qualified XII (0.90)	3,868.771	24.33	94,127

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Evergreen Special Values Fund - Class A (continued)			
Qualified XII (0.95)	59,348.046	$ 24.25	$ 1,439,190
Qualified XII (1.00)	652,956.860	24.17	15,781,967
Qualified XII (1.05)	45,659.255	24.10	1,100,388
Qualified XII (1.10)	15,412.863	24.02	370,217
Qualified XII (1.15)	47,470.052	23.94	1,136,433
Qualified XII (1.20)	9,912.612	23.87	236,614
Qualified XII (1.25)	30,174.135	23.79	717,843
Qualified XII (1.30)	2,149.652	23.72	50,990
Qualified XII (1.35)	446.561	23.64	10,557
Qualified XII (1.40)	4,717.141	23.56	111,136
Qualified XII (1.45)	870.547	23.49	20,449
Qualified XII (1.50)	27.984	23.41	655
Qualified XVI	16,999.441	23.41	397,957
Qualified XVII	3,490.037	23.79	83,028
Qualified XXVII	2,175,934.973	23.95	52,113,643
	4,424,587.019		$ 105,940,050
Fidelity® Advisor Mid Cap Fund - Class T			
Contracts in accumulation period:			
ING MAP PLUS NP7	819.320	$ 13.88	$ 11,372
ING MAP PLUS NP10	12,322.247	13.82	170,293
ING MAP PLUS NP11	4,464.980	13.80	61,617
ING MAP PLUS NP14	8,818.001	13.74	121,159
ING MAP PLUS NP15	9,332.410	13.72	128,041
ING MAP PLUS NP19	3,125.647	13.64	42,634
ING MAP PLUS NP21	2,835.936	13.60	38,569
ING MAP PLUS NP22	3,189.423	13.58	43,312
ING MAP PLUS NP23	1,287.219	13.56	17,455
ING MAP PLUS NP27	149.654	13.48	2,017
ING MAP PLUS NP28	3,969.361	13.46	53,428
ING MAP PLUS NP32	325.780	13.38	4,359
	50,639.978		$ 694,256

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income Portfolio - Initial Class			
Currently payable annuity contracts:	332,279.841	$13.42 to $14.66	$ 4,863,757
Contracts in accumulation period:			
ING Custom Choice 62	355.755	14.02	4,988
ING Custom Choice 65	50,382.680	13.30	670,090
ING MAP PLUS NP5	8,247.486	13.76	113,485
ING MAP PLUS NP8	11,564.703	13.70	158,436
ING MAP PLUS NP11	951.718	13.64	12,981
ING MAP PLUS NP12	26,550.283	13.62	361,615
ING MAP PLUS NP17	1,792.361	13.52	24,233
ING MAP PLUS NP18	189.322	13.51	2,558
ING MAP PLUS NP21	8,412.923	13.45	113,154
ING MAP PLUS NP22	412.614	13.43	5,541
ING MAP PLUS NP23	123.038	13.41	1,650
ING MAP PLUS NP26	3,662.453	13.35	48,894
ING MAP PLUS NP29	108.859	13.29	1,447
ING MAP PLUS NP30	3,213.131	13.27	42,638
ING MAP PLUS NP32	1,209.945	13.23	16,008
Qualified V	1,590.005	26.02	41,372
Qualified VI	5,182,052.632	26.59	137,790,779
Qualified VIII	6,316.264	26.48	167,255
Qualified X (1.15)	321,620.678	33.70	10,838,617
Qualified X (1.25)	543,429.352	33.28	18,085,329
Qualified XII (0.00)	2.072	16.82	35
Qualified XII (0.05)	116,517.417	28.49	3,319,581
Qualified XII (0.25)	268,626.162	16.47	4,424,273
Qualified XII (0.35)	25,339.435	16.33	413,793
Qualified XII (0.40)	531,262.978	24.76	13,154,071
Qualified XII (0.45)	220.861	16.19	3,576
Qualified XII (0.50)	682,997.001	16.76	11,447,030
Qualified XII (0.55)	233,513.166	16.05	3,747,886
Qualified XII (0.60)	272,073.314	15.98	4,347,732
Qualified XII (0.65)	90,354.967	15.91	1,437,548
Qualified XII (0.70)	477,515.531	15.84	7,563,846
Qualified XII (0.75)	518,775.852	15.77	8,181,095
Qualified XII (0.80)	1,546,502.500	17.13	26,491,588
Qualified XII (0.85)	504,652.767	23.93	12,076,341
Qualified XII (0.90)	71,701.560	16.71	1,198,133
Qualified XII (0.95)	692,976.616	23.68	16,409,686
Qualified XII (1.00)	1,481,555.750	23.56	34,905,453
Qualified XII (1.05)	258,167.450	23.43	6,048,863
Qualified XII (1.10)	137,309.727	23.31	3,200,690
Qualified XII (1.15)	169,167.068	23.18	3,921,293
Qualified XII (1.20)	62,249.641	23.06	1,435,477
Qualified XII (1.25)	152,763.750	22.94	3,504,400
Qualified XII (1.30)	5,874.753	22.82	134,062

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income			
Portfolio - Initial Class (continued)			
Qualified XII (1.35)	6,562.819	$ 22.70	$ 148,976
Qualified XII (1.40)	35,555.387	22.57	802,485
Qualified XII (1.45)	8,489.836	22.46	190,682
Qualified XII (1.50)	6,428.816	22.34	143,620
Qualified XV	32,939.799	27.40	902,550
Qualified XVI	164,429.036	25.95	4,266,933
Qualified XVII	10,083.082	26.59	268,109
Qualified XVIII	26,556.456	33.28	883,799
Qualified XXI	44,942.737	27.72	1,245,813
Qualified XXV	25,457.484	27.43	698,299
Qualified XXVI	24,857.135	27.18	675,617
Qualified XXVII	2,330,504.210	28.29	65,929,964
Qualified XXVIII	1,333,953.558	28.06	37,430,737
Qualified XXXII	29,566.057	14.35	424,273
Qualified XXXIII (0.65)	131.731	14.69	1,935
Qualified XXXVI	68,536.241	14.77	1,012,280
	18,953,580.765		$ 455,757,351
Fidelity® VIP Growth Portfolio - Initial Class			
Currently payable annuity contracts:	19,985.245	$ 11.66	$ 233,028
Contracts in accumulation period:			
ING Custom Choice 62	3,714.753	11.78	43,760
ING Custom Choice 65	81,099.809	12.05	977,253
ING MAP PLUS NP5	7,616.359	11.05	84,161
ING MAP PLUS NP8	70.432	11.00	775
ING MAP PLUS NP17	1,480.667	10.86	16,080
ING MAP PLUS NP21	3,987.038	10.79	43,020
ING MAP PLUS NP26	69.099	10.72	741
Qualified V	932.397	18.84	17,566
Qualified VI	6,753,787.804	18.95	127,984,279
Qualified VIII	8,185.509	19.17	156,916
Qualified X (1.15)	346,035.791	26.69	9,235,695
Qualified X (1.25)	556,961.344	26.36	14,681,501
Qualified XII (0.05)	22,612.590	20.31	459,262
Qualified XII (0.25)	482,224.774	13.06	6,297,856
Qualified XII (0.35)	46,498.267	12.95	602,153
Qualified XII (0.45)	524.489	12.84	6,734
Qualified XII (0.50)	451,275.041	13.42	6,056,111
Qualified XII (0.55)	314,560.397	12.73	4,004,354
Qualified XII (0.60)	358,553.628	12.67	4,542,874
Qualified XII (0.65)	237,194.056	12.62	2,993,389
Qualified XII (0.70)	544,267.107	12.56	6,835,995
Qualified XII (0.75)	584,248.331	12.51	7,308,947
Qualified XII (0.80)	922,066.867	13.65	12,586,213
Qualified XII (0.85)	829,269.521	17.93	14,868,803

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Growth Portfolio - Initial Class (continued)			
Qualified XII (0.90)	97,268.677	$ 13.20	$ 1,283,947
Qualified XII (0.95)	647,438.933	17.74	11,485,567
Qualified XII (1.00)	2,034,214.741	17.65	35,903,890
Qualified XII (1.05)	367,212.392	17.56	6,448,250
Qualified XII (1.10)	184,023.777	17.46	3,213,055
Qualified XII (1.15)	144,957.860	17.37	2,517,918
Qualified XII (1.20)	94,278.697	17.28	1,629,136
Qualified XII (1.25)	117,620.860	17.19	2,021,903
Qualified XII (1.30)	8,209.368	17.10	140,380
Qualified XII (1.35)	14,253.944	17.01	242,460
Qualified XII (1.40)	33,722.601	16.92	570,586
Qualified XII (1.45)	7,617.338	16.83	128,200
Qualified XII (1.50)	8,550.553	16.74	143,136
Qualified XV	35,402.089	19.53	691,403
Qualified XVI	190,758.228	18.49	3,527,120
Qualified XVII	8,134.754	18.95	154,154
Qualified XVIII	33,406.206	26.36	880,588
Qualified XXI	83,957.778	19.75	1,658,166
Qualified XXV	53,726.893	19.55	1,050,361
Qualified XXVI	39,141.265	19.37	758,166
Qualified XXXII	30,331.737	11.63	352,758
Qualified XXXIII (0.65)	2,957.034	10.60	31,345
Qualified XXXVI	90,967.329	10.65	968,802
	16,905,374.369		$ 295,838,757
Fidelity® VIP High Income Portfolio - Initial Class			
Currently payable annuity contracts:	7,818.123	$10.56 to $11.11	$ 86,803
Contracts in accumulation period:			
Qualified XXVII	571,769.266	10.12	5,786,305
Qualified XXVIII	187,121.912	10.04	1,878,704
	766,709.301		$ 7,751,812

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Overseas Portfolio - Initial Class			
Contracts in accumulation period:			
ING Custom Choice 65	5,787.407	$ 14.63	$ 84,670
Qualified V	504.109	20.16	10,163
Qualified VI	1,067,521.892	20.53	21,916,224
Qualified VIII	794.656	20.51	16,298
Qualified X (1.15)	77,872.401	21.42	1,668,027
Qualified X (1.25)	113,292.590	21.15	2,396,138
Qualified XII (0.05)	29,121.046	22.00	640,663
Qualified XII (0.25)	17,125.648	15.39	263,564
Qualified XII (0.35)	14,218.788	15.26	216,979
Qualified XII (0.45)	15.855	15.13	240
Qualified XII (0.50)	56,984.358	16.25	925,996
Qualified XII (0.55)	43,549.351	15.00	653,240
Qualified XII (0.60)	40,984.325	14.93	611,896
Qualified XII (0.65)	29,808.017	14.87	443,245
Qualified XII (0.70)	49,822.778	14.81	737,875
Qualified XII (0.75)	79,607.442	14.74	1,173,414
Qualified XII (0.80)	214,672.612	16.40	3,520,631
Qualified XII (0.85)	94,692.600	20.47	1,938,358
Qualified XII (0.90)	16,029.387	16.29	261,119
Qualified XII (0.95)	131,283.697	20.25	2,658,495
Qualified XII (1.00)	137,899.567	20.15	2,778,676
Qualified XII (1.05)	32,814.938	20.04	657,611
Qualified XII (1.10)	26,422.169	19.93	526,594
Qualified XII (1.15)	27,613.897	19.83	547,584
Qualified XII (1.20)	15,843.330	19.72	312,430
Qualified XII (1.25)	21,542.708	19.62	422,668
Qualified XII (1.30)	8,612.375	19.51	168,027
Qualified XII (1.35)	3,376.532	19.41	65,538
Qualified XII (1.40)	4,128.883	19.31	79,729
Qualified XII (1.45)	111.174	19.21	2,136
Qualified XII (1.50)	1,135.537	19.10	21,689
Qualified XV	8,158.793	21.16	172,640
Qualified XVI	35,066.308	20.03	702,378
Qualified XVII	2,218.378	20.53	45,543
Qualified XVIII	5,674.130	21.15	120,008
Qualified XXI	7,982.792	21.40	170,832
Qualified XXV	6,348.850	21.18	134,469
Qualified XXVI	5,136.092	20.98	107,755
Qualified XXVII	369,267.052	11.47	4,235,493
Qualified XXXII	3,478.415	16.20	56,350
Qualified XXXIII (0.65)	117.062	16.96	1,985
Qualified XXXVI	14,394.972	17.05	245,434
	2,821,032.913		$ 51,712,804

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class			
Contracts in accumulation period:			
Qualified XXVII	815,717.126	$ 19.95	$ 16,273,557
Qualified XXVIII	105,463.321	19.79	2,087,119
	921,180.447		$ 18,360,676
Fidelity® VIP Contrafund® Portfolio - Initial Class			
Currently payable annuity contracts:	567,062.454	$ 14.97	$ 8,488,925
Contracts in accumulation period:			
ING Custom Choice 62	13,315.924	14.57	194,013
ING Custom Choice 65	91,781.856	13.27	1,217,945
ING MAP PLUS NP5	24,692.664	14.77	364,711
ING MAP PLUS NP6	20,565.197	14.75	303,337
ING MAP PLUS NP7	3,894.949	14.73	57,373
ING MAP PLUS NP8	52,624.241	14.70	773,576
ING MAP PLUS NP9	15,008.550	14.68	220,326
ING MAP PLUS NP10	34,071.695	14.66	499,491
ING MAP PLUS NP11	36,898.266	14.64	540,191
ING MAP PLUS NP12	41,012.630	14.62	599,605
ING MAP PLUS NP13	3,353.245	14.60	48,957
ING MAP PLUS NP14	6,947.064	14.58	101,288
ING MAP PLUS NP15	36,984.411	14.56	538,493
ING MAP PLUS NP16	8,780.350	14.53	127,578
ING MAP PLUS NP17	12,660.411	14.51	183,703
ING MAP PLUS NP18	10,057.547	14.49	145,734
ING MAP PLUS NP19	13,254.430	14.47	191,792
ING MAP PLUS NP20	7,565.379	14.45	109,320
ING MAP PLUS NP21	39,269.525	14.43	566,659
ING MAP PLUS NP22	23,560.229	14.41	339,503
ING MAP PLUS NP23	4,233.348	14.39	60,918
ING MAP PLUS NP24	16,054.530	14.37	230,704
ING MAP PLUS NP25	1,784.261	14.35	25,604
ING MAP PLUS NP26	9,787.825	14.32	140,162
ING MAP PLUS NP27	25,693.166	14.30	367,412
ING MAP PLUS NP28	16,812.302	14.28	240,080
ING MAP PLUS NP29	8,351.691	14.26	119,095
ING MAP PLUS NP30	12,840.790	14.24	182,853
ING MAP PLUS NP31	160.127	14.22	2,277
ING MAP PLUS NP32	4,385.580	14.20	62,275
Qualified V	1,536.406	31.37	48,197
Qualified VI	11,199,575.580	31.73	355,362,533
Qualified VIII	6,525.311	31.91	208,223
Qualified X (1.15)	332,495.174	36.06	11,989,776
Qualified X (1.25)	887,780.023	35.65	31,649,358
Qualified XII (0.00)	656,743.764	12.07	7,926,897
Qualified XII (0.05)	222,882.162	34.00	7,577,994

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Contrafund®			
Portfolio - Initial Class (continued)			
Qualified XII (0.15)	205,067.386	$ 20.32	$ 4,166,969
Qualified XII (0.25)	434,646.308	20.14	8,753,777
Qualified XII (0.30)	225.167	20.06	4,517
Qualified XII (0.35)	146,993.202	19.97	2,935,454
Qualified XII (0.40)	774,715.277	30.86	23,907,713
Qualified XII (0.45)	1,599.122	19.80	31,663
Qualified XII (0.50)	1,082,527.334	20.60	22,300,063
Qualified XII (0.55)	510,357.286	19.63	10,018,314
Qualified XII (0.60)	383,018.549	19.55	7,488,013
Qualified XII (0.65)	235,683.181	19.46	4,586,395
Qualified XII (0.70)	994,100.035	19.38	19,265,659
Qualified XII (0.75)	1,035,000.015	19.30	19,975,500
Qualified XII (0.80)	3,361,869.080	21.12	71,002,675
Qualified XII (0.85)	811,346.246	29.83	24,202,459
Qualified XII (0.90)	216,614.962	20.46	4,431,942
Qualified XII (0.95)	3,947,271.638	29.51	116,483,986
Qualified XII (1.00)	3,678,667.868	29.35	107,968,902
Qualified XII (1.05)	396,000.924	29.20	11,563,227
Qualified XII (1.10)	237,295.234	29.04	6,891,054
Qualified XII (1.15)	516,839.995	28.89	14,931,507
Qualified XII (1.20)	73,889.831	28.74	2,123,594
Qualified XII (1.25)	261,881.307	28.58	7,484,568
Qualified XII (1.30)	5,566.240	28.43	158,248
Qualified XII (1.35)	10,022.930	28.28	283,448
Qualified XII (1.40)	52,830.561	28.13	1,486,124
Qualified XII (1.45)	11,204.573	27.98	313,504
Qualified XII (1.50)	12,425.450	27.83	345,800
Qualified XV	48,809.872	32.70	1,596,083
Qualified XVI	254,136.402	30.96	7,868,063
Qualified XVII	27,818.907	31.73	882,694
Qualified XVIII	32,554.922	35.65	1,160,583
Qualified XXI	142,496.844	33.07	4,712,371
Qualified XXV	51,522.116	32.73	1,686,319
Qualified XXVI	35,028.522	32.42	1,135,625
Qualified XXVII	4,854,925.240	36.46	177,010,574
Qualified XXVIII	1,434,090.878	36.17	51,871,067
Qualified XXXII	43,238.354	15.04	650,305
Qualified XXXIII (0.65)	66,268.402	16.98	1,125,237
Qualified XXXVI	119,282.921	17.07	2,036,159
	40,978,836.138		$ 1,176,647,033

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Index 500 Portfolio - Initial Class			
Contracts in accumulation period:			
Qualified XXVII	4,183,211.700	$ 27.98	$ 117,046,263
Qualified XXVIII	425,449.512	27.75	11,806,224
	4,608,661.212		$ 128,852,487
Fidelity® VIP Mid Cap Portfolio - Initial Class			
Contracts in accumulation period:			
Qualified XII (0.00)	446,100.784	$ 12.22	$ 5,451,352
	446,100.784		$ 5,451,352
Mutual Discovery Fund - Class R			
Contracts in accumulation period:			
ING MAP PLUS NP8	10,026.475	$ 16.30	$ 163,432
ING MAP PLUS NP12	15,972.397	16.21	258,913
ING MAP PLUS NP13	6,278.868	16.19	101,655
ING MAP PLUS NP14	14,314.690	16.16	231,325
ING MAP PLUS NP15	175.007	16.14	2,825
ING MAP PLUS NP17	174.872	16.09	2,814
ING MAP PLUS NP18	9,819.568	16.07	157,800
ING MAP PLUS NP19	5,333.104	16.05	85,596
ING MAP PLUS NP20	2,896.794	16.02	46,407
ING MAP PLUS NP21	7,777.789	16.00	124,445
ING MAP PLUS NP23	212.818	15.95	3,394
ING MAP PLUS NP24	985.627	15.93	15,701
ING MAP PLUS NP26	1,262.387	15.88	20,047
ING MAP PLUS NP27	13,920.248	15.86	220,775
ING MAP PLUS NP29	112.546	15.81	1,779
ING MAP PLUS NP30	33.500	15.79	529
ING MAP PLUS NP32	26.886	15.75	423
	89,323.576		$ 1,437,860

Division/Contract	Units	Unit Value	Extended Value
Franklin Small-Mid Cap Growth Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP10	701.302	$ 12.83	$ 8,998
ING MAP PLUS NP11	8,746.000	12.81	112,036
ING MAP PLUS NP12	222.930	12.79	2,851
ING MAP PLUS NP14	349.735	12.76	4,463
ING MAP PLUS NP15	370.807	12.74	4,724
ING MAP PLUS NP17	308.913	12.70	3,923
ING MAP PLUS NP18	2,510.179	12.68	31,829
ING MAP PLUS NP19	17,782.652	12.67	225,306
ING MAP PLUS NP22	1,847.269	12.61	23,294
ING MAP PLUS NP23	1,084.782	12.59	13,657
ING MAP PLUS NP25	120.252	12.56	1,510
ING MAP PLUS NP26	1,915.533	12.54	24,021
ING MAP PLUS NP28	7,927.048	12.50	99,088
ING MAP PLUS NP29	26.692	12.48	333
ING MAP PLUS NP32	7.861	12.43	98
	43,921.955		$ 556,131
Franklin Small Cap Value Securities Fund - Class 2			
Currently payable annuity contracts:	72,871.338	$ 16.01	$ 1,166,670
Contracts in accumulation period:			
ING Custom Choice 62	174.956	15.36	2,687
ING Custom Choice 65	5,131.513	13.16	67,531
ING MAP PLUS NP6	2,399.309	15.44	37,045
ING MAP PLUS NP9	4.971	15.38	76
ING MAP PLUS NP11	15,278.099	15.33	234,213
ING MAP PLUS NP12	6,842.110	15.31	104,753
ING MAP PLUS NP13	648.402	15.29	9,914
ING MAP PLUS NP15	1,093.150	15.24	16,660
ING MAP PLUS NP16	2,203.976	15.22	33,545
ING MAP PLUS NP17	2,966.067	15.20	45,084
ING MAP PLUS NP18	2,650.239	15.18	40,231
ING MAP PLUS NP20	19,236.853	15.13	291,054
ING MAP PLUS NP23	426.396	15.07	6,426
ING MAP PLUS NP24	2,427.872	15.05	36,539
ING MAP PLUS NP26	102.365	15.00	1,535
ING MAP PLUS NP27	54.063	14.98	810
ING MAP PLUS NP30	1,402.444	14.91	20,910
ING MAP PLUS NP32	454.089	14.87	6,752
Qualified V	212.313	18.10	3,843
Qualified VI	1,444,904.006	18.25	26,369,498
Qualified VIII	105.458	18.25	1,925
Qualified X (1.15)	65,044.446	18.35	1,193,566
Qualified X (1.25)	169,778.514	18.25	3,098,458
Qualified XII (0.15)	4,150.109	19.38	80,429

Division/Contract	Units	Unit Value	Extended Value
Franklin Small Cap Value Securities			
Fund - Class 2 (continued)			
Qualified XII (0.35)	23,711.019	19.17	454,540
Qualified XII (0.50)	155,794.618	19.01	2,961,656
Qualified XII (0.55)	48,455.522	18.96	918,717
Qualified XII (0.60)	94,814.750	18.91	1,792,947
Qualified XII (0.65)	84,755.971	18.86	1,598,498
Qualified XII (0.70)	87,801.011	18.81	1,651,537
Qualified XII (0.75)	38,569.359	18.76	723,561
Qualified XII (0.80)	111,914.639	18.71	2,093,923
Qualified XII (0.85)	191,900.843	18.66	3,580,870
Qualified XII (0.90)	10,084.735	18.60	187,576
Qualified XII (0.95)	92,783.803	18.55	1,721,140
Qualified XII (1.00)	739,498.536	18.50	13,680,723
Qualified XII (1.05)	51,033.915	18.45	941,576
Qualified XII (1.10)	14,897.534	18.40	274,115
Qualified XII (1.15)	53,377.474	18.35	979,477
Qualified XII (1.20)	9,892.015	18.30	181,024
Qualified XII (1.25)	48,594.602	18.25	886,851
Qualified XII (1.30)	543.205	18.20	9,886
Qualified XII (1.35)	5,208.040	18.15	94,526
Qualified XII (1.40)	7,450.305	18.11	134,925
Qualified XII (1.45)	2,474.927	18.06	44,697
Qualified XII (1.50)	642.902	18.01	11,579
Qualified XV	4,327.156	18.55	80,269
Qualified XVI	38,439.754	18.01	692,300
Qualified XVII	6,456.169	18.25	117,825
Qualified XVIII	5,970.392	18.25	108,960
Qualified XXI	27,736.676	18.71	518,953
Qualified XXV	15,346.854	18.76	287,907
Qualified XXVI	22,774.943	18.60	423,614
Qualified XXVII	360,740.351	20.37	7,348,281
Qualified XXVIII	606,512.182	17.43	10,571,507
Qualified XXXII	3,414.759	15.70	53,612
Qualified XXXIII (0.65)	27,856.140	18.95	527,874
	4,814,338.159		$ 88,525,600
ING Financial Services Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP13	46.203	$ 13.56	$ 627
ING MAP PLUS NP14	3,816.114	13.54	51,670
ING MAP PLUS NP15	1,583.859	13.52	21,414
ING MAP PLUS NP22	35.049	13.39	469
ING MAP PLUS NP28	121.953	13.27	1,618
ING MAP PLUS NP30	588.661	13.23	7,788
	6,191.839		$ 83,586

Division/Contract	Units	Unit Value	Extended Value
ING Real Estate Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP5	8,866.769	$ 19.45	$ 172,459
ING MAP PLUS NP6	4,180.608	19.42	81,187
ING MAP PLUS NP9	528.393	19.34	10,219
ING MAP PLUS NP10	253.622	19.31	4,897
ING MAP PLUS NP11	6,353.856	19.28	122,502
ING MAP PLUS NP12	9,889.651	19.25	190,376
ING MAP PLUS NP13	6,981.770	19.22	134,190
ING MAP PLUS NP14	6,706.046	19.20	128,756
ING MAP PLUS NP15	4,998.414	19.17	95,820
ING MAP PLUS NP17	1,863.865	19.11	35,618
ING MAP PLUS NP18	21,469.704	19.09	409,857
ING MAP PLUS NP19	1,132.962	19.06	21,594
ING MAP PLUS NP20	12,462.630	19.03	237,164
ING MAP PLUS NP21	15,850.775	19.00	301,165
ING MAP PLUS NP22	1,411.920	18.98	26,798
ING MAP PLUS NP23	2,143.532	18.95	40,620
ING MAP PLUS NP24	1,732.113	18.92	32,772
ING MAP PLUS NP25	1,622.906	18.89	30,657
ING MAP PLUS NP26	336.916	18.87	6,358
ING MAP PLUS NP27	13,438.870	18.84	253,188
ING MAP PLUS NP28	34.686	18.81	652
ING MAP PLUS NP29	110.112	18.78	2,068
ING MAP PLUS NP30	1,041.977	18.76	19,547
ING MAP PLUS NP32	752.443	18.70	14,071
	124,164.540		$ 2,372,535
ING GNMA Income Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP5	2,268.564	$ 10.87	$ 24,659
ING MAP PLUS NP7	213.283	10.84	2,312
ING MAP PLUS NP9	11,268.247	10.81	121,810
ING MAP PLUS NP11	4,566.455	10.78	49,226
ING MAP PLUS NP12	2,398.362	10.76	25,806
ING MAP PLUS NP14	11,093.281	10.73	119,031
ING MAP PLUS NP15	1,148.363	10.72	12,310
ING MAP PLUS NP17	13,913.611	10.69	148,737

Division/Contract	Units	Unit Value	Extended Value
ING GNMA Income Fund - Class A (continued)			
ING MAP PLUS NP18	4,398.283	10.67	46,930
ING MAP PLUS NP19	2,117.939	10.66	22,577
ING MAP PLUS NP21	781.707	10.63	8,310
ING MAP PLUS NP22	824.224	10.61	8,745
ING MAP PLUS NP24	1,433.919	10.58	15,171
ING MAP PLUS NP26	1,987.602	10.55	20,969
ING MAP PLUS NP27	17,001.234	10.53	179,023
ING MAP PLUS NP29	8,204.298	10.50	86,145
ING MAP PLUS NP30	3,355.119	10.49	35,195
ING MAP PLUS NP32	1,104.163	10.46	11,550
Qualified XII (1.00)	3,304.249	10.44	34,496
	91,382.903		$ 973,002
ING Intermediate Bond Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP5	17,548.835	$ 10.95	$ 192,160
ING MAP PLUS NP6	9,836.100	10.94	107,607
ING MAP PLUS NP8	4,542.869	10.91	49,563
ING MAP PLUS NP10	28,100.821	10.87	305,456
ING MAP PLUS NP14	1,364.679	10.81	14,752
ING MAP PLUS NP15	17,519.284	10.80	189,208
ING MAP PLUS NP17	10,090.985	10.76	108,579
ING MAP PLUS NP18	17,702.086	10.75	190,297
ING MAP PLUS NP19	18,115.875	10.73	194,383
ING MAP PLUS NP20	3,459.002	10.72	37,081
ING MAP PLUS NP21	8,902.221	10.70	95,254
ING MAP PLUS NP22	967.023	10.69	10,337
ING MAP PLUS NP23	5,244.912	10.67	55,963
ING MAP PLUS NP24	2,753.326	10.66	29,350
ING MAP PLUS NP25	5.833	10.64	62
ING MAP PLUS NP28	4,215.822	10.59	44,646
ING MAP PLUS NP29	316.730	10.58	3,351
ING MAP PLUS NP30	60.480	10.56	639
ING MAP PLUS NP31	138.735	10.55	1,464
ING MAP PLUS NP32	279.812	10.53	2,946
	151,165.430		$ 1,633,098
ING GET Fund - Series Q			
Contracts in accumulation period:			
Qualified XXVII	263,223.410	$ 11.05	$ 2,908,619
	263,223.410		$ 2,908,619

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series S			
Contracts in accumulation period:			
ING Custom Choice 65	5,696.641	$ 11.02	$ 62,777
Qualified VI	361,368.024	11.25	4,065,390
Qualified X (1.15)	29,468.807	11.26	331,819
Qualified X (1.25)	60,646.692	11.25	682,275
Qualified XII (0.25)	19,367.468	11.91	230,667
Qualified XII (0.50)	43,149.171	11.78	508,297
Qualified XII (0.80)	5,128.160	11.61	59,538
Qualified XII (0.85)	80.331	11.59	931
Qualified XII (0.95)	9,359.332	11.53	107,913
Qualified XII (1.00)	10,943.106	11.51	125,955
Qualified XII (1.05)	54,664.161	11.48	627,545
Qualified XII (1.10)	11,325.543	11.45	129,677
Qualified XII (1.15)	199.045	11.43	2,275
Qualified XII (1.20)	6,145.292	11.40	70,056
Qualified XII (1.25)	104,847.847	11.37	1,192,120
Qualified XII (1.35)	1,328.407	11.32	15,038
Qualified XII (1.40)	35,159.353	11.29	396,949
Qualified XII (1.45)	1,365.508	11.27	15,389
Qualified XVI	6,616.878	11.12	73,580
Qualified XVIII	8,122.655	11.26	91,461
Qualified XXI	174.271	11.49	2,002
Qualified XXV	439.844	11.59	5,098
Qualified XXVII	120,762.373	11.38	1,374,276
Qualified XXXII	1,375.266	10.74	14,770
Qualified XXXVI	5,820.114	11.71	68,154
	903,554.289		$ 10,253,952
ING AllianceBernstein Mid Cap Growth			
Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	142,606.481	$ 12.53	$ 1,786,859
Qualified XII (0.50)	6,894.956	12.69	87,497
Qualified XII (0.55)	174.524	12.68	2,213
Qualified XII (0.60)	12,319.200	12.67	156,084
Qualified XII (0.65)	233.681	12.66	2,958
Qualified XII (0.70)	5,773.009	12.65	73,029
Qualified XII (0.75)	4,594.134	12.64	58,070
Qualified XII (0.80)	2,200.102	12.63	27,787

Division/Contract	Units	Unit Value	Extended Value
ING AllianceBernstein Mid Cap Growth			
Portfolio - Service Class (continued)			
Qualified XII (0.85)	21,592.810	12.62	272,501
Qualified XII (0.90)	1,159.818	12.61	14,625
Qualified XII (0.95)	3,556.684	12.60	44,814
Qualified XII (1.00)	36,117.742	12.58	454,361
Qualified XII (1.05)	783.381	12.57	9,847
Qualified XII (1.10)	3,075.201	12.56	38,625
Qualified XII (1.15)	5,452.774	12.55	68,432
Qualified XII (1.20)	689.971	12.54	8,652
Qualified XII (1.25)	3,018.196	12.53	37,818
Qualified XII (1.35)	8.710	12.51	109
Qualified XII (1.40)	269.993	12.50	3,375
Qualified XII (1.45)	10.837	12.49	135
Qualified XII (1.50)	571.267	12.48	7,129
Qualified XVI	3,653.280	12.48	45,593
Qualified XVII	4,245.945	12.53	53,202
Qualified XXI	1,587.567	12.63	20,051
Qualified XXV	482.144	12.64	6,094
Qualified XXVI	463.471	12.61	5,844
	261,535.878		$ 3,285,704
ING BlackRock Large Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Qualified XII (0.00)	1.951	$ 11.40	$ 22
	1.951		$ 22

Division/Contract	Units	Unit Value	Extended Value
ING Evergreen Health Sciences Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	335.077	$ 12.60	$ 4,222
ING Custom Choice 65	748.829	12.83	9,607
ING MAP PLUS NP11	2,581.589	12.74	32,889
ING MAP PLUS NP12	9,985.890	12.73	127,120
ING MAP PLUS NP13	501.457	12.72	6,379
ING MAP PLUS NP15	182.204	12.70	2,314
ING MAP PLUS NP17	905.683	12.68	11,484
Qualified VI	163,855.073	12.60	2,064,574
Qualified XII (0.00)	7.101	12.87	91
Qualified XII (0.50)	7,873.778	12.76	100,469
Qualified XII (0.55)	2,021.395	12.75	25,773
Qualified XII (0.60)	9,428.160	12.74	120,115
Qualified XII (0.65)	428.650	12.73	5,457
Qualified XII (0.70)	22,179.243	12.72	282,120
Qualified XII (0.75)	5,435.533	12.71	69,086
Qualified XII (0.80)	13,845.210	12.70	175,834
Qualified XII (0.85)	9,702.782	12.69	123,128
Qualified XII (0.90)	2,610.759	12.68	33,104
Qualified XII (0.95)	12,324.341	12.67	156,149
Qualified XII (1.00)	62,966.472	12.66	797,156
Qualified XII (1.05)	3,510.938	12.65	44,413
Qualified XII (1.10)	2,067.153	12.64	26,129
Qualified XII (1.15)	4,093.238	12.63	51,698
Qualified XII (1.20)	1,393.374	12.61	17,570
Qualified XII (1.25)	5,597.025	12.60	70,523
Qualified XII (1.30)	83.751	12.59	1,054
Qualified XII (1.35)	144.421	12.58	1,817
Qualified XII (1.40)	505.134	12.57	6,350
Qualified XII (1.45)	1.009	12.56	13
Qualified XV	321.620	12.67	4,075
Qualified XVI	2,893.326	12.55	36,311
Qualified XXI	1,817.398	12.70	23,081
Qualified XXV	381.748	12.71	4,852
Qualified XXVI	383.297	12.68	4,860
	351,112.658		$ 4,439,817

Division/Contract	Units	Unit Value	Extended Value
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 65	136.431	$ 13.31	$ 1,816
ING MAP PLUS NP6	19,722.191	13.27	261,713
ING MAP PLUS NP8	9,268.114	13.24	122,710
ING MAP PLUS NP11	4,824.650	13.21	63,734
ING MAP PLUS NP13	10,041.372	13.19	132,446
ING MAP PLUS NP15	5,471.353	13.17	72,058
ING MAP PLUS NP17	1,976.816	13.14	25,975
ING MAP PLUS NP18	1,646.938	13.13	21,624
ING MAP PLUS NP22	2,397.752	13.09	31,387
ING MAP PLUS NP24	7,418.744	13.07	96,963
ING MAP PLUS NP25	162.964	13.06	2,128
ING MAP PLUS NP30	2,051.847	13.00	26,674
Qualified VI	571,175.572	13.07	7,465,265
Qualified XII (0.40)	144.067	13.25	1,909
Qualified XII (0.50)	47,840.346	13.23	632,928
Qualified XII (0.55)	235.877	13.22	3,118
Qualified XII (0.60)	5,701.383	13.21	75,315
Qualified XII (0.65)	949.815	13.20	12,538
Qualified XII (0.70)	12,522.122	13.19	165,167
Qualified XII (0.75)	4,122.989	13.18	54,341
Qualified XII (0.80)	19,565.841	13.17	257,682
Qualified XII (0.85)	33,125.805	13.15	435,604
Qualified XII (0.90)	1,196.371	13.14	15,720
Qualified XII (0.95)	26,450.058	13.13	347,289
Qualified XII (1.00)	255,629.758	13.12	3,353,862
Qualified XII (1.05)	9,776.867	13.11	128,175
Qualified XII (1.10)	8,094.549	13.10	106,039
Qualified XII (1.15)	20,811.892	13.09	272,428
Qualified XII (1.20)	135.824	13.08	1,777
Qualified XII (1.25)	10,388.902	13.07	135,783
Qualified XII (1.30)	521.505	13.06	6,811
Qualified XII (1.35)	1,658.521	13.05	21,644
Qualified XII (1.40)	344.886	13.03	4,494
Qualified XV	350.149	13.13	4,597
Qualified XVI	13,842.916	13.01	180,096
Qualified XXI	3,387.259	13.17	44,610
Qualified XXVI	1,427.429	13.14	18,756
	1,114,519.875		$ 14,605,176

Division/Contract	Units	Unit Value	Extended Value
ING FMR^{SM} Large Cap Growth			
Portfolio - Institutional Class			
Contracts in accumulation period:			
Qualified VI	12,165.285	$ 9.87	$ 120,071
Qualified X (1.25)	171.669	9.87	1,694
Qualified XII (0.50)	662.221	9.92	6,569
Qualified XII (0.75)	0.845	9.90	8
Qualified XII (0.95)	396.354	9.89	3,920
Qualified XII (1.00)	2.301	9.89	23
Qualified XII (1.05)	0.627	9.88	6
Qualified XII (1.10)	798.682	9.88	7,891
Qualified XVI	31.670	9.85	312
Qualified XXVII	2,171.985	9.93	21,568
	16,401.639		$ 162,062
ING JPMorgan Emerging Markets Equity			
Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	3,890.606	$ 14.67	$ 57,075
	3,890.606		$ 57,075
ING JPMorgan Emerging Markets Equity			
Portfolio - Institutional Class			
Contracts in accumulation period:			
Qualified XXVII	979,896.866	$ 15.35	$ 15,041,417
Qualified XXVIII	920,631.296	15.35	14,131,690
	1,900,528.162		$ 29,173,107
ING JPMorgan Emerging Markets Equity			
Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 65	1,186.930	$ 18.30	$ 21,721
ING MAP PLUS NP26	673.486	11.43	7,698
Qualified VI	667,561.042	17.98	12,002,748
Qualified VIII	194.391	17.97	3,493
Qualified XII (0.50)	6,592.027	18.20	119,975
Qualified XII (0.55)	4,757.085	18.19	86,531
Qualified XII (0.60)	20,736.945	18.17	376,790
Qualified XII (0.65)	1,027.933	18.16	18,667
Qualified XII (0.70)	17,893.224	18.14	324,583
Qualified XII (0.75)	11,402.010	18.13	206,718
Qualified XII (0.80)	60,707.016	18.11	1,099,404
Qualified XII (0.85)	55,276.294	18.10	1,000,501
Qualified XII (0.90)	7,002.791	18.08	126,610
Qualified XII (0.95)	29,475.407	18.07	532,621
Qualified XII (1.00)	195,944.843	18.05	3,536,804
Qualified XII (1.05)	10,504.754	18.04	189,506

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Emerging Markets Equity			
Portfolio - Service Class (continued)			
Qualified XII (1.10)	9,723.192	$ 18.02	$ 175,212
Qualified XII (1.15)	21,219.212	18.01	382,158
Qualified XII (1.20)	2,323.090	17.99	41,792
Qualified XII (1.25)	15,244.266	17.98	274,092
Qualified XII (1.30)	16.297	17.96	293
Qualified XII (1.35)	1,019.435	17.95	18,299
Qualified XII (1.40)	3,485.927	17.93	62,503
Qualified XII (1.45)	195.920	17.92	3,511
Qualified XII (1.50)	350.530	17.90	6,274
Qualified XV	3,527.722	18.07	63,746
Qualified XVI	20,050.843	17.90	358,910
Qualified XVII	745.066	17.98	13,396
Qualified XXI	12,050.390	18.11	218,233
Qualified XXV	10,040.494	18.13	182,034
Qualified XXVI	8,663.845	18.08	156,642
	1,199,592.407		$ 21,611,465
ING JPMorgan Small Cap Core Equity			
Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 65	675.643	$ 13.25	$ 8,952
Qualified VI	64,572.286	13.01	840,085
Qualified XII (0.50)	7,333.397	13.17	96,581
Qualified XII (0.55)	179.268	13.16	2,359
Qualified XII (0.60)	3,460.551	13.15	45,506
Qualified XII (0.65)	176.557	13.14	2,320
Qualified XII (0.70)	1,452.379	13.13	19,070
Qualified XII (0.75)	2,574.355	13.12	33,776
Qualified XII (0.80)	8,516.718	13.11	111,654
Qualified XII (0.85)	6,724.197	13.10	88,087
Qualified XII (0.90)	334.040	13.09	4,373
Qualified XII (0.95)	3,640.206	13.08	47,614
Qualified XII (1.00)	17,725.814	13.06	231,499
Qualified XII (1.05)	1,317.884	13.05	17,198
Qualified XII (1.10)	2,373.392	13.04	30,949
Qualified XII (1.15)	1,527.450	13.03	19,903
Qualified XII (1.20)	47.472	13.02	618
Qualified XII (1.25)	900.934	13.01	11,721
Qualified XII (1.35)	19.701	12.99	256
Qualified XII (1.40)	152.713	12.98	1,982
Qualified XVI	995.157	12.96	12,897
Qualified XXI	958.700	13.11	12,569
Qualified XXV	118.310	13.12	1,552
Qualified XXVI	132.539	13.09	1,735
	125,909.663		$ 1,643,256

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Value Opportunities			
Portfolio - Institutional Class			
Contracts in accumulation period:			
Qualified X (1.15)	119.282	$ 11.30	$ 1,348
Qualified X (1.25)	2,151.273	11.29	24,288
	2,270.555		$ 25,636
ING JPMorgan Value Opportunities			
Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	26,843.943	$ 11.26	$ 302,263
Qualified XII (0.50)	24,185.377	11.32	273,778
Qualified XII (0.60)	194.237	11.31	2,197
Qualified XII (0.65)	372.092	11.31	4,208
Qualified XII (0.70)	178.872	11.31	2,023
Qualified XII (0.75)	711.396	11.30	8,039
Qualified XII (0.80)	980.519	11.30	11,080
Qualified XII (0.85)	424.329	11.29	4,791
Qualified XII (0.90)	942.097	11.29	10,636
Qualified XII (0.95)	2,523.242	11.29	28,487
Qualified XII (1.00)	2,753.596	11.28	31,061
Qualified XII (1.05)	1,136.957	11.28	12,825
Qualified XII (1.10)	1,195.573	11.28	13,486
Qualified XII (1.15)	1,046.020	11.27	11,789
Qualified XII (1.20)	21.635	11.27	244
Qualified XII (1.25)	1,170.581	11.26	13,181
Qualified XV	9.647	11.29	109
Qualified XVI	7,895.571	11.24	88,746
Qualified XXI	3.988	11.30	45
Qualified XXV	353.638	11.30	3,996
Qualified XXVI	79.678	11.29	900
	73,022.988		$ 823,884

Division/Contract	Units	Unit Value	Extended Value
ING Julius Baer Foreign Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	1,272.350	$ 17.79	$ 22,635
ING Custom Choice 65	906.657	15.30	13,872
Qualified VI	890,412.641	16.98	15,119,207
Qualified X (1.15)	18,512.395	17.67	327,114
Qualified X (1.25)	70,954.423	17.63	1,250,926
Qualified XII (0.00)	2.663	17.56	47
Qualified XII (0.30)	68.901	17.42	1,200
Qualified XII (0.50)	29,038.571	17.32	502,948
Qualified XII (0.55)	14,691.440	17.30	254,162
Qualified XII (0.60)	22,196.685	17.28	383,559
Qualified XII (0.65)	2,111.735	17.25	36,427
Qualified XII (0.70)	36,830.608	17.23	634,591
Qualified XII (0.75)	8,062.985	17.21	138,764
Qualified XII (0.80)	64,604.785	17.19	1,110,556
Qualified XII (0.85)	37,385.822	17.16	641,541
Qualified XII (0.90)	2,669.277	17.14	45,751
Qualified XII (0.95)	29,032.210	17.12	497,031
Qualified XII (1.00)	419,853.419	17.09	7,175,295
Qualified XII (1.05)	13,827.447	17.07	236,035
Qualified XII (1.10)	5,832.591	17.05	99,446
Qualified XII (1.15)	17,080.146	17.03	290,875
Qualified XII (1.20)	4,468.119	17.00	75,958
Qualified XII (1.25)	22,729.088	16.98	385,940
Qualified XII (1.30)	5.943	16.96	101
Qualified XII (1.35)	943.304	16.93	15,970
Qualified XII (1.40)	1,455.096	16.91	24,606
Qualified XII (1.45)	3,967.483	16.89	67,011
Qualified XII (1.50)	538.773	16.87	9,089
Qualified XV	1,336.716	17.12	22,885
Qualified XVI	13,629.146	16.87	229,924
Qualified XVII	4,616.804	17.09	78,901
Qualified XVIII	12,345.990	17.73	218,894
Qualified XXI	2,359.616	17.19	40,562
Qualified XXV	6,957.924	17.23	119,885
Qualified XXVI	245.792	17.18	4,223
Qualified XXXII	5,248.812	17.63	92,537
	1,766,196.357		$ 30,168,468
ING Legg Mason Partners All Cap Portfolio - Service Class			
Contracts in accumulation period:			
Qualified XII (0.50)	3,114.127	$ 11.35	$ 35,345
	3,114.127		$ 35,345

Division/Contract	Units	Unit Value	Extended Value
ING Legg Mason Value Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 65	2,889.058	$ 12.30	$ 35,535
ING MAP PLUS NP13	9,403.256	12.19	114,626
ING MAP PLUS NP15	111.544	12.17	1,357
ING MAP PLUS NP18	2.099	12.14	25
ING MAP PLUS NP19	13.132	12.13	159
ING MAP PLUS NP23	230.701	12.09	2,789
ING MAP PLUS NP30	890.926	12.02	10,709
Qualified VI	158,654.898	12.08	1,916,551
Qualified XII (0.30)	20.581	12.27	253
Qualified XII (0.50)	6,809.195	12.23	83,276
Qualified XII (0.60)	815.929	12.21	9,962
Qualified XII (0.65)	9,846.575	12.20	120,128
Qualified XII (0.70)	4,537.443	12.19	55,311
Qualified XII (0.75)	29.431	12.18	358
Qualified XII (0.85)	6,530.306	12.16	79,409
Qualified XII (0.90)	8,288.360	12.15	100,704
Qualified XII (0.95)	7,619.998	12.14	92,507
Qualified XII (1.00)	38,634.936	12.13	468,642
Qualified XII (1.05)	6,014.224	12.12	72,892
Qualified XII (1.10)	2,665.483	12.11	32,279
Qualified XII (1.15)	6,478.504	12.10	78,390
Qualified XII (1.20)	769.148	12.09	9,299
Qualified XII (1.25)	2,829.517	12.08	34,181
Qualified XII (1.30)	15.680	12.07	189
Qualified XII (1.40)	2,730.829	12.05	32,906
Qualified XII (1.45)	104.836	12.04	1,262
Qualified XII (1.50)	563.855	12.03	6,783
Qualified XVI	2,594.310	12.03	31,210
Qualified XXI	1,955.624	12.17	23,800
	282,050.378		$ 3,415,492

Division/Contract	Units	Unit Value	Extended Value
ING Lord Abbett Affiliated Portfolio - Institutional Class			
Currently payable annuity contracts:	2,354.159	$ 10.81	$ 25,448
Contracts in accumulation period:			
Qualified VI	50,763.440	10.79	547,738
Qualified X (1.25)	2,037.026	10.79	21,980
Qualified XII (0.50)	74.499	10.85	808
Qualified XII (0.60)	1,527.881	10.84	16,562
Qualified XII (0.65)	20.331	10.84	220
Qualified XII (0.70)	4,226.657	10.83	45,775
Qualified XII (0.80)	16,139.222	10.83	174,788
Qualified XII (0.85)	134.618	10.82	1,457
Qualified XII (0.90)	9.481	10.82	103
Qualified XII (0.95)	1,000.657	10.81	10,817
Qualified XII (1.00)	8,144.305	10.81	88,040
Qualified XII (1.10)	1,230.876	10.80	13,293
Qualified XII (1.15)	717.208	10.80	7,746
Qualified XII (1.20)	1.994	10.80	22
Qualified XII (1.25)	3,100.032	10.79	33,449
Qualified XII (1.40)	376.534	10.78	4,059
Qualified XVI	28.712	10.77	309
Qualified XXV	6,821.197	10.83	73,874
Qualified XXVI	150.004	10.82	1,623
	98,858.833		$ 1,068,111
ING Marsico Growth Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 65	1,363.366	$ 12.01	$ 16,374
ING MAP PLUS NP13	13,650.901	11.91	162,582
ING MAP PLUS NP15	78.881	11.89	938
ING MAP PLUS NP21	664.959	11.83	7,866
Qualified VI	104,134.195	11.80	1,228,784
Qualified X (1.15)	3,160.752	10.11	31,955
Qualified X (1.25)	1,241.280	10.11	12,549
Qualified XII (0.00)	1.923	12.05	23
Qualified XII (0.50)	6,724.844	11.95	80,362
Qualified XII (0.55)	2,599.209	11.94	31,035
Qualified XII (0.60)	5,180.618	11.93	61,805
Qualified XII (0.65)	1,932.030	11.92	23,030
Qualified XII (0.70)	2,338.018	11.91	27,846
Qualified XII (0.75)	3,339.414	11.90	39,739
Qualified XII (0.80)	21,069.349	11.89	250,515
Qualified XII (0.85)	2,487.150	11.88	29,547
Qualified XII (0.90)	94.990	11.87	1,128

Division/Contract	Units	Unit Value	Extended Value
ING Marsico Growth Portfolio - Service Class (continued)			
Qualified XII (0.95)	2,521.094	11.86	29,900
Qualified XII (1.00)	45,579.452	11.85	540,117
Qualified XII (1.05)	23.196	11.84	275
Qualified XII (1.10)	1,131.364	11.83	13,384
Qualified XII (1.15)	4,117.198	11.82	48,665
Qualified XII (1.20)	141.566	11.81	1,672
Qualified XII (1.25)	3,000.148	11.80	35,402
Qualified XII (1.30)	131.870	11.79	1,555
Qualified XII (1.35)	447.868	11.78	5,276
Qualified XII (1.40)	15.230	11.77	179
Qualified XII (1.45)	195.654	11.76	2,301
Qualified XV	619.618	11.86	7,349
Qualified XVI	83.991	11.75	987
Qualified XXI	4,084.671	11.89	48,567
Qualified XXVI	161.922	11.87	1,922
Qualified XXXII	325.020	10.11	3,286
	232,641.741		$ 2,746,915
ING Marsico International Opportunities Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	25.710	$ 15.22	$ 391
ING Custom Choice 65	1,703.284	15.50	26,401
ING MAP PLUS NP18	119.003	15.30	1,821
ING MAP PLUS NP25	224.119	15.21	3,409
Qualified VI	212,074.890	15.22	3,227,780
Qualified XII (0.50)	27,545.968	15.42	424,759
Qualified XII (0.55)	1,607.523	15.40	24,756
Qualified XII (0.60)	4,043.648	15.39	62,232
Qualified XII (0.65)	368.151	15.38	5,662
Qualified XII (0.70)	6,034.232	15.37	92,746
Qualified XII (0.75)	1,499.683	15.35	23,020
Qualified XII (0.80)	70,327.336	15.34	1,078,821
Qualified XII (0.85)	18,762.975	15.33	287,636
Qualified XII (0.90)	448.312	15.31	6,864
Qualified XII (0.95)	10,929.184	15.30	167,217
Qualified XII (1.00)	81,655.903	15.29	1,248,519
Qualified XII (1.05)	4,782.521	15.28	73,077
Qualified XII (1.10)	5,301.279	15.26	80,898
Qualified XII (1.15)	2,888.930	15.25	44,056
Qualified XII (1.20)	1,310.078	15.24	19,966
Qualified XII (1.25)	2,815.832	15.22	42,857
Qualified XII (1.35)	73.832	15.20	1,122
Qualified XII (1.40)	3.897	15.19	59
Qualified XV	447.357	15.30	6,845

Division/Contract	Units	Unit Value	Extended Value
ING Marsico International Opportunities			
Portfolio - Service Class (continued)			
Qualified XVI	12,058.631	$ 15.16	$ 182,809
Qualified XXI	5,256.630	15.34	80,637
Qualified XXV	765.975	15.35	11,758
Qualified XXVI	5,245.794	15.31	80,313
	478,320.677		$ 7,306,431
ING MFS Total Return Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	3,968.950	$ 11.30	$ 44,849
	3,968.950		$ 44,849
ING MFS Total Return Portfolio - Institutional Class			
Contracts in accumulation period:			
Qualified XXVII	13,849.877	$ 10.78	$ 149,302
Qualified XXVIII	11,089.811	10.78	119,548
	24,939.688		$ 268,850
ING MFS Total Return Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	1,640.377	$ 12.53	$ 20,554
ING Custom Choice 65	3,594.262	11.69	42,017
ING MAP PLUS NP5	84.109	12.47	1,049
ING MAP PLUS NP12	2,430.690	12.34	29,995
ING MAP PLUS NP13	5,699.491	12.33	70,275
ING MAP PLUS NP14	32,544.153	12.31	400,619
ING MAP PLUS NP17	195.735	12.26	2,400
ING MAP PLUS NP19	1.628	12.22	20
ING MAP PLUS NP20	21,492.448	12.20	262,208
ING MAP PLUS NP26	16.375	12.10	198
ING MAP PLUS NP32	1,012.506	11.99	12,140
Qualified V	230.313	13.84	3,188
Qualified VI	1,203,758.069	14.50	17,454,492
Qualified X (1.15)	6,004.530	12.37	74,276
Qualified X (1.25)	69,296.571	12.34	855,120
Qualified XII (0.40)	1,731.023	15.23	26,363
Qualified XII (0.50)	95,123.718	15.16	1,442,076
Qualified XII (0.55)	5,364.886	15.15	81,278
Qualified XII (0.60)	15,954.792	15.12	241,236
Qualified XII (0.65)	10,909.317	15.10	164,731
Qualified XII (0.70)	36,419.518	15.07	548,842
Qualified XII (0.75)	12,869.469	15.04	193,557
Qualified XII (0.80)	122,325.743	14.99	1,833,663
Qualified XII (0.85)	74,083.618	14.95	1,107,550
Qualified XII (0.90)	15,600.754	14.94	233,075
Qualified XII (0.95)	110,953.083	14.89	1,652,091

Division/Contract	Units	Unit Value	Extended Value
ING MFS Total Return Portfolio - Service Class (continued)			
Qualified XII (1.00)	383,790.082	$ 14.87	$ 5,706,959
Qualified XII (1.05)	21,234.699	14.84	315,123
Qualified XII (1.10)	59,559.951	14.82	882,678
Qualified XII (1.15)	30,811.834	14.79	455,707
Qualified XII (1.20)	15,388.504	14.76	227,134
Qualified XII (1.25)	73,279.581	14.74	1,080,141
Qualified XII (1.30)	4,659.283	14.71	68,538
Qualified XII (1.35)	2,805.536	14.69	41,213
Qualified XII (1.40)	3,847.057	14.66	56,398
Qualified XII (1.45)	1,282.865	14.64	18,781
Qualified XII (1.50)	262.845	14.61	3,840
Qualified XVI	28,083.914	14.37	403,566
Qualified XVII	9,397.864	13.92	130,818
Qualified XXI	4,235.361	14.15	59,930
Qualified XXV	441.273	14.17	6,253
Qualified XXVI	22,910.887	14.10	323,044
Qualified XXXII	2,234.796	12.34	27,577
Qualified XXXVI	9.132	14.31	131
	2,513,572.642		$ 36,560,844

Division/Contract	Units	Unit Value	Extended Value
ING MFS Utilities Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	498.988	$ 14.74	$ 7,355
ING Custom Choice 65	2,188.986	15.01	32,857
Qualified V	287.850	14.70	4,231
Qualified VI	506,370.783	14.74	7,463,905
Qualified XII (0.40)	101.111	14.95	1,512
Qualified XII (0.50)	16,460.615	14.92	245,592
Qualified XII (0.55)	205.215	14.91	3,060
Qualified XII (0.60)	13,220.574	14.90	196,987
Qualified XII (0.65)	431.300	14.89	6,422
Qualified XII (0.70)	20,126.649	14.87	299,283
Qualified XII (0.75)	7,192.231	14.86	106,877
Qualified XII (0.80)	57,317.708	14.85	851,168
Qualified XII (0.85)	25,174.127	14.84	373,584
Qualified XII (0.90)	3,431.911	14.83	50,895
Qualified XII (0.95)	20,425.874	14.81	302,507
Qualified XII (1.00)	139,896.080	14.80	2,070,462
Qualified XII (1.05)	7,133.848	14.79	105,510
Qualified XII (1.10)	1,840.470	14.78	27,202
Qualified XII (1.15)	15,471.450	14.76	228,359
Qualified XII (1.20)	1,788.192	14.75	26,376
Qualified XII (1.25)	10,348.513	14.74	152,537
Qualified XII (1.35)	590.047	14.71	8,680
Qualified XII (1.40)	506.452	14.70	7,445
Qualified XII (1.45)	105.410	14.69	1,548
Qualified XII (1.50)	325.230	14.68	4,774
Qualified XV	269.115	14.81	3,986
Qualified XVI	8,247.453	14.68	121,073
Qualified XVII	1,381.214	14.74	20,359
Qualified XXI	7,565.747	14.85	112,351
Qualified XXV	8,894.444	14.86	132,171
Qualified XXVI	3,652.260	14.83	54,163
	881,449.847		$ 13,023,231

Division/Contract	Units	Unit Value		Extended Value	
ING Oppenheimer Main Street Portfolio® - Service Class					
Contracts in accumulation period:					
ING MAP PLUS NP22	544.847	$	10.76	$	5,863
ING MAP PLUS NP29	74.626		10.73		801
Qualified VI	32,525.056		12.46		405,262
Qualified XII (0.50)	4,137.865		12.62		52,220
Qualified XII (0.60)	1,704.494		12.60		21,477
Qualified XII (0.65)	609.376		12.59		7,672
Qualified XII (0.70)	1,964.010		12.58		24,707
Qualified XII (0.75)	985.326		12.57		12,386
Qualified XII (0.80)	1,028.721		12.56		12,921
Qualified XII (0.85)	2,254.994		12.55		28,300
Qualified XII (0.90)	331.781		12.53		4,157
Qualified XII (0.95)	1,360.632		12.52		17,035
Qualified XII (1.00)	5,439.699		12.51		68,051
Qualified XII (1.05)	947.446		12.50		11,843
Qualified XII (1.10)	3,934.319		12.49		49,140
Qualified XII (1.15)	37.476		12.48		468
Qualified XII (1.20)	1,277.373		12.47		15,929
Qualified XII (1.25)	2,010.863		12.46		25,055
Qualified XII (1.30)	22.486		12.45		280
Qualified XII (1.40)	43.045		12.43		535
Qualified XII (1.45)	24.907		12.42		309
Qualified XII (1.50)	688.067		12.41		8,539
Qualified XVI	4,165.366		12.41		51,692
Qualified XXVI	0.652		12.53		8
	66,113.427			$	824,650
ING PIMCO High Yield Portfolio - Institutional Class					
Contracts in accumulation period:					
Qualified XXVII	18,758.364	$	10.58	$	198,463
Qualified XXVIII	4,583.561		10.58		48,494
	23,341.925			$	246,957

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO High Yield Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	109.566	$ 11.28	$ 1,236
ING Custom Choice 65	1,627.643	11.48	18,685
ING MAP PLUS NP11	1,708.300	10.61	18,125
ING MAP PLUS NP26	570.309	10.56	6,022
Qualified VI	202,022.343	11.28	2,278,812
Qualified XII (0.00)	16.325	11.52	188
Qualified XII (0.50)	17,762.694	11.42	202,850
Qualified XII (0.55)	398.436	11.41	4,546
Qualified XII (0.60)	4,769.351	11.40	54,371
Qualified XII (0.65)	2,123.971	11.39	24,192
Qualified XII (0.70)	15,287.539	11.38	173,972
Qualified XII (0.75)	2,229.586	11.37	25,350
Qualified XII (0.80)	29,325.028	11.36	333,132
Qualified XII (0.85)	32,047.255	11.35	363,736
Qualified XII (0.90)	1,758.100	11.34	19,937
Qualified XII (0.95)	13,165.220	11.33	149,162
Qualified XII (1.00)	79,070.911	11.33	895,873
Qualified XII (1.05)	9,103.458	11.32	103,051
Qualified XII (1.10)	4,006.584	11.31	45,314
Qualified XII (1.15)	11,288.070	11.30	127,555
Qualified XII (1.20)	523.253	11.29	5,908
Qualified XII (1.25)	4,932.293	11.28	55,636
Qualified XII (1.30)	30.790	11.27	347
Qualified XII (1.35)	7.755	11.26	87
Qualified XII (1.40)	1,580.276	11.25	17,778
Qualified XII (1.45)	527.083	11.24	5,924
Qualified XV	1,626.171	11.33	18,425
Qualified XVI	6,966.927	11.23	78,239
Qualified XXI	2,009.227	11.36	22,825
Qualified XXV	1,543.963	11.37	17,555
Qualified XXVI	90.935	11.34	1,031
	448,229.362		$ 5,069,864

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Fund Portfolio - Institutional Class			
Currently payable annuity contracts:	3,627.151	$ 11.98	$ 43,453
Contracts in accumulation period:			
ING Custom Choice 65	913.606	10.87	9,931
Qualified VI	83,138.574	10.79	897,065
Qualified VIII	439.703	10.79	4,744
Qualified X (1.15)	3,209.119	10.80	34,658
Qualified X (1.25)	8,819.596	10.79	95,163
Qualified XII (0.00)	6.324	10.88	69
Qualified XII (0.40)	117.851	10.86	1,280
Qualified XII (0.50)	49,009.740	10.85	531,756
Qualified XII (0.60)	900.758	10.84	9,764
Qualified XII (0.65)	308.069	10.84	3,339
Qualified XII (0.70)	8,424.408	10.83	91,236
Qualified XII (0.75)	1,004.285	10.83	10,876
Qualified XII (0.80)	2,870.519	10.83	31,088
Qualified XII (0.85)	5,748.657	10.82	62,200
Qualified XII (0.90)	861.333	10.82	9,320
Qualified XII (0.95)	2,367.304	10.82	25,614
Qualified XII (1.00)	30,878.298	10.81	333,794
Qualified XII (1.05)	2,554.712	10.81	27,616
Qualified XII (1.10)	5.631	10.80	61
Qualified XII (1.15)	18,007.620	10.80	194,482
Qualified XII (1.20)	5.548	10.80	60
Qualified XII (1.25)	125.735	10.79	1,357
Qualified XII (1.40)	1.161	10.78	13
Qualified XV	2,130.930	10.82	23,057
Qualified XVI	4,748.788	10.78	51,192
Qualified XXI	303.873	10.83	3,291
Qualified XXV	190.003	10.83	2,058
Qualified XXVI	25.479	10.82	276
Qualified XXXII	953.844	10.79	10,292
	231,698.619		$ 2,509,105
ING Pioneer Fund Portfolio - Service Class			
Contracts in accumulation period:			
Qualified XII (1.00)	2,297.381	$ 10.80	$ 24,812
	2,297.381		$ 24,812

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Mid Cap Value Portfolio - Institutional Class			
Currently payable annuity contracts:	1,620.852	$ 10.62	$ 17,213
Contracts in accumulation period:			
ING Custom Choice 62	233.771	10.60	2,478
Qualified VI	19,747.491	10.60	209,323
Qualified X (1.25)	3,278.698	10.60	34,754
Qualified XII (0.50)	15,116.600	10.65	160,992
Qualified XII (0.60)	299.866	10.65	3,194
Qualified XII (0.70)	969.088	10.64	10,311
Qualified XII (0.75)	509.810	10.63	5,419
Qualified XII (0.80)	13,978.467	10.63	148,591
Qualified XII (0.85)	984.188	10.63	10,462
Qualified XII (0.90)	40.476	10.62	430
Qualified XII (0.95)	115.470	10.62	1,226
Qualified XII (1.00)	7,034.087	10.62	74,702
Qualified XII (1.05)	584.326	10.61	6,200
Qualified XII (1.10)	153.659	10.61	1,630
Qualified XII (1.15)	730.657	10.61	7,752
Qualified XII (1.25)	277.227	10.60	2,939
Qualified XVI	456.172	10.58	4,826
Qualified XXI	34.475	10.63	366
Qualified XXVII	7,611.429	10.54	80,224
	73,776.809		$ 783,032
ING Pioneer Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP17	562.032	$ 10.61	$ 5,963
	562.032		$ 5,963
ING Stock Index Portfolio - Institutional Class			
Contracts in accumulation period:			
ING Custom Choice 62	1,513.701	$ 13.13	$ 19,875
Qualified XII (0.15)	182,806.259	13.30	2,431,323
Qualified XII (0.35)	61,036.751	13.23	807,516
Qualified XII (0.75)	123.176	13.09	1,612
Qualified XII (0.80)	27,855.138	13.07	364,067
Qualified XII (1.00)	24.245	13.00	315
	273,359.270		$ 3,624,708

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Capital Appreciation			
Contracts in accumulation period:			
ING Custom Choice 62	31,060.605	$ 12.38	$ 384,530
ING Custom Choice 65	9,373.012	12.60	118,100
ING MAP PLUS NP5	45,423.016	12.58	571,422
ING MAP PLUS NP6	6,920.694	12.57	86,993
ING MAP PLUS NP8	24,304.569	12.55	305,022
ING MAP PLUS NP13	18,374.427	12.49	229,497
ING MAP PLUS NP14	474.147	12.48	5,917
ING MAP PLUS NP15	15,682.034	12.47	195,555
ING MAP PLUS NP17	37.096	12.45	462
ING MAP PLUS NP18	2,420.923	12.44	30,116
ING MAP PLUS NP19	28.207	12.43	351
ING MAP PLUS NP21	29,716.857	12.41	368,786
ING MAP PLUS NP22	415.033	12.40	5,146
ING MAP PLUS NP23	1,638.275	12.39	20,298
ING MAP PLUS NP24	15.087	12.38	187
ING MAP PLUS NP25	397.154	12.37	4,913
ING MAP PLUS NP26	1,893.999	12.36	23,410
ING MAP PLUS NP29	7.747	12.33	96
ING MAP PLUS NP30	691.074	12.32	8,514
Qualified V	1,036.029	12.35	12,795
Qualified VI	3,476,645.067	12.38	43,040,866
Qualified VIII	3,558.275	12.38	44,051
Qualified XII (0.30)	108.279	12.58	1,362
Qualified XII (0.50)	39,912.389	12.53	500,102
Qualified XII (0.55)	4,340.313	12.52	54,341
Qualified XII (0.60)	28,614.156	12.51	357,963
Qualified XII (0.65)	3,045.668	12.50	38,071
Qualified XII (0.70)	60,959.494	12.49	761,384
Qualified XII (0.75)	24,333.859	12.48	303,687
Qualified XII (0.80)	532,258.725	12.47	6,637,266
Qualified XII (0.85)	146,112.410	12.46	1,820,561
Qualified XII (0.90)	29,611.400	12.45	368,662
Qualified XII (0.95)	104,198.314	12.44	1,296,227
Qualified XII (1.00)	1,887,389.042	12.43	23,460,246
Qualified XII (1.05)	122,324.000	12.42	1,519,264
Qualified XII (1.10)	19,551.863	12.41	242,639
Qualified XII (1.15)	64,899.096	12.40	804,749

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Capital Appreciation			
Portfolio - Service Class (continued)			
Qualified XII (1.20)	3,182.707	$ 12.39	$ 39,434
Qualified XII (1.25)	129,516.790	12.38	1,603,418
Qualified XII (1.30)	348.062	12.37	4,306
Qualified XII (1.35)	158.345	12.36	1,957
Qualified XII (1.40)	9,003.726	12.35	111,196
Qualified XII (1.45)	4,539.203	12.34	56,014
Qualified XII (1.50)	1,813.417	12.33	22,359
Qualified XV	5,450.485	12.44	67,804
Qualified XVI	44,302.890	12.33	546,255
Qualified XVII	1,070.397	12.38	13,252
Qualified XXI	11,468.393	12.47	143,011
Qualified XXV	45,279.701	12.48	565,091
Qualified XXVI	10,578.951	12.45	131,708
	7,004,485.402		$ 86,929,356
ING T. Rowe Price Equity Income Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	17,769.922	$ 12.09	$ 214,838
	17,769.922		$ 214,838
ING T. Rowe Price Equity Income Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	3,425.908	$ 13.85	$ 47,449
ING Custom Choice 65	2,408.240	12.72	30,633
ING MAP PLUS NP6	26,511.088	13.82	366,383
ING MAP PLUS NP9	4,075.286	13.76	56,076
ING MAP PLUS NP10	2,905.668	13.74	39,924
ING MAP PLUS NP11	6,681.934	13.72	91,676
ING MAP PLUS NP13	4,921.234	13.69	67,372
ING MAP PLUS NP15	15,000.624	13.65	204,759
ING MAP PLUS NP18	294.458	13.59	4,002
ING MAP PLUS NP19	40.084	13.57	544
ING MAP PLUS NP20	35,830.472	13.55	485,503
ING MAP PLUS NP26	2,802.911	13.43	37,643
ING MAP PLUS NP27	1,007.147	13.41	13,506
ING MAP PLUS NP28	13,084.708	13.39	175,204
ING MAP PLUS NP29	51.828	13.37	693
ING MAP PLUS NP30	257.022	13.35	3,431
ING MAP PLUS NP32	1,577.757	13.31	21,000
Qualified V	701.642	16.58	11,633
Qualified VI	1,003,993.747	17.74	17,810,849
Qualified VIII	340.607	16.67	5,678
Qualified X (1.15)	4,982.279	13.72	68,357

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income			
Portfolio - Service Class (continued)			
Qualified X (1.25)	55,979.767	$ 13.69	$ 766,363
Qualified XII (0.15)	77,108.311	18.46	1,423,419
Qualified XII (0.30)	75.901	18.36	1,394
Qualified XII (0.35)	45,876.276	18.33	840,912
Qualified XII (0.40)	588.533	18.30	10,770
Qualified XII (0.50)	61,343.227	18.22	1,117,674
Qualified XII (0.55)	9,178.947	18.20	167,057
Qualified XII (0.60)	17,403.742	18.17	316,226
Qualified XII (0.65)	10,048.697	18.14	182,283
Qualified XII (0.70)	49,026.323	18.11	887,867
Qualified XII (0.75)	15,941.160	18.08	288,216
Qualified XII (0.80)	57,789.082	18.02	1,041,359
Qualified XII (0.85)	53,266.933	17.96	956,674
Qualified XII (0.90)	7,735.033	17.95	138,844
Qualified XII (0.95)	2,884,289.830	17.90	51,628,788
Qualified XII (1.00)	274,171.661	17.87	4,899,448
Qualified XII (1.05)	20,491.835	17.83	365,369
Qualified XII (1.10)	28,963.965	17.80	515,559
Qualified XII (1.15)	46,251.010	17.77	821,880
Qualified XII (1.20)	11,672.657	17.74	207,073
Qualified XII (1.25)	35,062.401	17.71	620,955
Qualified XII (1.30)	139.682	17.68	2,470
Qualified XII (1.35)	1,531.947	17.65	27,039
Qualified XII (1.40)	4,499.201	17.62	79,276
Qualified XII (1.45)	100.642	17.59	1,770
Qualified XII (1.50)	229.577	17.56	4,031
Qualified XV	3,620.440	16.86	61,041
Qualified XVI	20,093.515	17.57	353,043
Qualified XVII	6,370.337	16.68	106,257
Qualified XVIII	2,638.691	13.77	36,335
Qualified XXI	14,819.155	16.95	251,185
Qualified XXV	979.200	16.98	16,627
Qualified XXVI	4,810.205	16.89	81,244
Qualified XXXII	2,911.718	13.69	39,861
Qualified XXXVI	9.177	17.15	157
	4,955,913.422		$ 87,800,781
ING Templeton Global Growth			
Portfolio - Institutional Class			
Contracts in accumulation period:			
Qualified XII (1.00)	4.144	$ 16.50	$ 68
	4.144		$ 68

Division/Contract	Units	Unit Value		Extended Value	
ING Templeton Global Growth Portfolio - Service Class					
Contracts in accumulation period:					
Qualified VI	71,340.943	$	11.06	$	789,031
Qualified XII (0.50)	80.428		11.11		894
Qualified XII (0.60)	658.193		11.11		7,313
Qualified XII (0.65)	101.586		11.10		1,128
Qualified XII (0.70)	418.305		11.10		4,643
Qualified XII (0.75)	912.747		11.10		10,131
Qualified XII (0.80)	654.880		11.09		7,263
Qualified XII (0.85)	9,079.537		11.09		100,692
Qualified XII (0.90)	167.673		11.08		1,858
Qualified XII (0.95)	8,136.771		11.08		90,155
Qualified XII (1.00)	21,588.030		11.08		239,195
Qualified XII (1.10)	668.618		11.07		7,402
Qualified XII (1.15)	2,935.193		11.07		32,493
Qualified XII (1.20)	3.605		11.06		40
Qualified XII (1.25)	2,343.373		11.06		25,918
Qualified XII (1.35)	19.076		11.05		211
Qualified XII (1.40)	151.893		11.05		1,678
Qualified XV	6.697		11.08		74
Qualified XVI	1,709.097		11.04		18,868
Qualified XVII	1,350.224		11.06		14,933
Qualified XXI	1,586.905		11.09		17,599
Qualified XXV	4,351.077		11.10		48,297
Qualified XXVI	94.211		11.08		1,044
	128,359.062			$	1,420,860
ING Van Kampen Equity Growth Portfolio - Service Class					
Contracts in accumulation period:					
Qualified XII (0.50)	1,234.215	$	11.32	$	13,971
	1,234.215			$	13,971

Division/Contract	Units	Unit Value		Extended Value	
ING Van Kampen Growth and Income					
Portfolio - Service Class					
Contracts in accumulation period:					
ING Custom Choice 62	310.466	$	12.65	$	3,927
ING Custom Choice 65	1,711.127		12.88		22,039
Qualified VI	562,227.798		12.65		7,112,182
Qualified XII (0.50)	79,372.338		12.81		1,016,760
Qualified XII (0.55)	164.060		12.80		2,100
Qualified XII (0.60)	11,888.599		12.79		152,055
Qualified XII (0.65)	800.480		12.78		10,230
Qualified XII (0.70)	21,331.127		12.77		272,398
Qualified XII (0.75)	8,864.241		12.76		113,108
Qualified XII (0.80)	171,628.190		12.75		2,188,259
Qualified XII (0.85)	18,828.335		12.73		239,685
Qualified XII (0.90)	3,213.820		12.72		40,880
Qualified XII (0.95)	21,748.853		12.71		276,428
Qualified XII (1.00)	266,046.106		12.70		3,378,786
Qualified XII (1.05)	2,247.353		12.69		28,519
Qualified XII (1.10)	6,786.007		12.68		86,047
Qualified XII (1.15)	15,541.672		12.67		196,913
Qualified XII (1.20)	865.061		12.66		10,952
Qualified XII (1.25)	14,573.867		12.65		184,359
Qualified XII (1.30)	835.620		12.64		10,562
Qualified XII (1.35)	1,197.815		12.63		15,128
Qualified XII (1.40)	776.481		12.62		9,799
Qualified XV	47.488		12.71		604
Qualified XVI	15,081.254		12.60		190,024
Qualified XVII	2,773.149		12.65		35,080
Qualified XXI	4,224.628		12.75		53,864
Qualified XXV	4,138.609		12.76		52,809
Qualified XXVI	151.277		12.72		1,924
	1,237,375.821			$	15,705,421
ING Van Kampen Real Estate Portfolio - Institutional Class					
Currently payable annuity contracts:	61,112.870	$	12.34	$	754,133
	61,112.870			$	754,133

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 65	8,447.553	$ 12.39	$ 104,665
ING MAP PLUS NP8	12,480.088	12.37	154,379
ING MAP PLUS NP11	17,241.416	12.36	213,104
ING MAP PLUS NP15	262.566	12.34	3,240
ING MAP PLUS NP18	1,171.414	12.33	14,444
ING MAP PLUS NP26	1,239.818	12.30	15,250
Qualified V	343.021	12.28	4,212
Qualified VI	609,850.077	12.30	7,501,156
Qualified XII (0.40)	4,012.243	12.37	49,631
Qualified XII (0.50)	183,195.481	12.36	2,264,296
Qualified XII (0.55)	6,698.681	12.36	82,796
Qualified XII (0.60)	33,883.787	12.35	418,465
Qualified XII (0.65)	583.967	12.35	7,212
Qualified XII (0.70)	15,513.330	12.34	191,434
Qualified XII (0.75)	11,100.092	12.34	136,975
Qualified XII (0.80)	106,260.826	12.34	1,311,259
Qualified XII (0.85)	32,918.603	12.33	405,886
Qualified XII (0.90)	1,950.276	12.33	24,047
Qualified XII (0.95)	36,387.686	12.32	448,296
Qualified XII (1.00)	178,148.651	12.32	2,194,791
Qualified XII (1.05)	7,461.799	12.31	91,855
Qualified XII (1.10)	15,093.950	12.31	185,807
Qualified XII (1.15)	17,213.184	12.31	211,894
Qualified XII (1.20)	6,189.677	12.30	76,133
Qualified XII (1.25)	17,184.161	12.30	211,365
Qualified XII (1.35)	136.474	12.29	1,677
Qualified XII (1.40)	874.206	12.29	10,744
Qualified XII (1.50)	12.926	12.28	159
Qualified XV	4,104.390	12.32	50,566
Qualified XVI	8,911.474	12.28	109,433
Qualified XVII	4,406.876	12.30	54,205
Qualified XXI	12,851.976	12.34	158,593
Qualified XXV	8,438.276	12.34	104,128
Qualified XXVI	7,571.378	12.33	93,355
Qualified XXXVI	15.409	12.36	190
	1,372,155.732		$ 16,905,642

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus International Equity Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 65	870.029	$ 10.94	$ 9,518
Qualified VI	70,106.183	10.86	761,353
Qualified X (1.15)	10,426.602	10.87	113,337
Qualified X (1.25)	12,075.944	10.86	131,145
Qualified XII (0.50)	392.310	10.92	4,284
Qualified XII (0.55)	340.062	10.92	3,713
Qualified XII (0.60)	4,798.736	10.91	52,354
Qualified XII (0.70)	165.412	10.91	1,805
Qualified XII (0.75)	1,095.993	10.90	11,946
Qualified XII (0.80)	2,451.716	10.90	26,724
Qualified XII (0.85)	3,530.134	10.89	38,443
Qualified XII (0.90)	5.896	10.89	64
Qualified XII (0.95)	5,288.533	10.89	57,592
Qualified XII (1.00)	33,847.854	10.88	368,265
Qualified XII (1.05)	621.521	10.88	6,762
Qualified XII (1.10)	289.246	10.88	3,147
Qualified XII (1.15)	7,480.091	10.87	81,309
Qualified XII (1.20)	299.339	10.87	3,254
Qualified XII (1.25)	1,030.645	10.86	11,193
Qualified XII (1.30)	16.077	10.86	175
Qualified XII (1.40)	822.858	10.85	8,928
Qualified XVI	972.642	10.85	10,553
Qualified XVIII	10,335.050	10.88	112,445
Qualified XXI	801.558	10.90	8,737
Qualified XXV	191.832	10.90	2,091
Qualified XXVI	2,555.112	10.89	27,825
Qualified XXVII	61,162.363	11.10	678,902
Qualified XXXII	139.919	10.86	1,520
	232,113.657		$ 2,537,384

Division/Contract	Units	Unit Value	Extended Value
ING Wells Fargo Mid Cap Disciplined			
Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP26	139.330	$ 10.75	$ 1,498
Qualified VI	13,057.532	10.75	140,368
Qualified XII (0.50)	13,645.357	10.81	147,506
Qualified XII (0.60)	905.952	10.80	9,784
Qualified XII (0.65)	11,449.844	10.80	123,658
Qualified XII (0.70)	1,395.350	10.79	15,056
Qualified XII (0.75)	0.415	10.79	4
Qualified XII (0.80)	4,190.929	10.79	45,220
Qualified XII (0.85)	3,341.751	10.78	36,024
Qualified XII (0.90)	77.880	10.78	840
Qualified XII (0.95)	1,491.327	10.78	16,077
Qualified XII (1.00)	17,217.316	10.77	185,430
Qualified XII (1.10)	903.984	10.77	9,736
Qualified XII (1.15)	2,286.707	10.76	24,605
Qualified XII (1.20)	4.706	10.76	51
Qualified XII (1.25)	443.878	10.75	4,772
Qualified XII (1.40)	94.299	10.74	1,013
Qualified XVI	33.437	10.74	359
Qualified XXI	382.657	10.79	4,129
Qualified XXV	37.875	10.79	409
	71,100.526		$ 766,539
ING Wells Fargo Small Cap Disciplined			
Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	27,395.550	$ 10.51	$ 287,927
Qualified XII (0.50)	22,274.436	10.56	235,218
Qualified XII (0.60)	747.012	10.56	7,888
Qualified XII (0.70)	46.002	10.55	485
Qualified XII (0.75)	158.288	10.55	1,670
Qualified XII (0.80)	1,449.472	10.54	15,277
Qualified XII (0.85)	564.788	10.54	5,953
Qualified XII (0.95)	1,255.917	10.53	13,225
Qualified XII (1.00)	10,983.287	10.53	115,654
Qualified XII (1.05)	1,352.659	10.53	14,243
Qualified XII (1.10)	203.614	10.52	2,142
Qualified XII (1.15)	109.362	10.52	1,150
Qualified XII (1.25)	1,352.827	10.51	14,218
Qualified XVI	2.276	10.49	24
Qualified XXI	829.168	10.54	8,739
Qualified XXV	102.267	10.55	1,079
Qualified XXVII	39,942.853	10.42	416,205
	108,769.778		$ 1,141,097

Division/Contract	Units	Unit Value	Extended Value
ING International Fund - Class Q			
Contracts in accumulation period:			
ING MAP PLUS NP26	430.523	$ 14.88	$ 6,406
ING MAP PLUS NP29	14.901	14.81	221
	445.424		$ 6,627
ING International SmallCap Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP6	4,919.116	$ 18.40	$ 90,512
ING MAP PLUS NP8	7,128.377	18.35	130,806
ING MAP PLUS NP10	2,438.571	18.29	44,601
ING MAP PLUS NP14	1,635.150	18.19	29,743
ING MAP PLUS NP17	791.010	18.11	14,325
ING MAP PLUS NP18	1,034.968	18.08	18,712
ING MAP PLUS NP20	25,946.043	18.03	467,807
ING MAP PLUS NP22	60.443	17.98	1,087
ING MAP PLUS NP26	4.300	17.87	77
ING MAP PLUS NP28	311.095	17.82	5,544
ING MAP PLUS NP30	1,878.576	17.77	33,382
	46,147.649		$ 836,596
ING American Century Large Company Value **Portfolio - Adviser Class**			
Contracts in accumulation period:			
Qualified XXXV	719.433	$ 12.06	$ 8,676
	719.433		$ 8,676
ING American Century Large Company Value **Portfolio - Service Class**			
Currently payable annuity contracts:	1,751.681	$ 13.55	$ 23,735
Contracts in accumulation period:			
ING Custom Choice 62	525.937	13.16	6,921
ING Custom Choice 65	1,734.013	12.66	21,953
Qualified VI	151,500.610	16.30	2,469,460
Qualified X (1.15)	20,532.907	13.05	267,954
Qualified X (1.25)	46,390.965	12.66	587,310
Qualified XII (0.50)	1,467.558	16.94	24,860
Qualified XII (0.55)	2,314.107	16.90	39,108
Qualified XII (0.60)	3,339.388	16.85	56,269
Qualified XII (0.65)	6,853.151	16.81	115,201
Qualified XII (0.70)	3,135.616	16.77	52,584
Qualified XII (0.75)	2,400.177	16.72	40,131
Qualified XII (0.80)	4,711.573	16.68	78,589
Qualified XII (0.85)	9,743.695	16.64	162,135
Qualified XII (0.90)	676.247	16.59	11,219

Division/Contract	Units	Unit Value	Extended Value
ING American Century Large Company Value **Portfolio - Service Class (continued)**			
Qualified XII (0.95)	13,947.786	$ 16.55	$ 230,836
Qualified XII (1.00)	35,070.249	16.51	579,010
Qualified XII (1.05)	2,415.270	16.47	39,779
Qualified XII (1.10)	2,692.023	16.42	44,203
Qualified XII (1.15)	5,684.361	16.38	93,110
Qualified XII (1.20)	503.772	16.34	8,232
Qualified XII (1.25)	5,794.268	16.30	94,447
Qualified XII (1.30)	393.438	16.26	6,397
Qualified XII (1.35)	697.120	16.21	11,300
Qualified XII (1.40)	1,885.022	16.17	30,481
Qualified XII (1.45)	2.759	16.13	45
Qualified XV	1,269.398	16.55	21,009
Qualified XVI	2,885.861	16.09	46,434
Qualified XVII	2,733.156	16.30	44,550
Qualified XVIII	782.514	13.14	10,282
Qualified XXI	1,311.429	16.68	21,875
Qualified XXV	1,328.858	16.72	22,219
Qualified XXVI	1,712.705	16.59	28,414
	338,187.614		$ 5,290,052
ING American Century Select Portfolio - Initial Class			
Currently payable annuity contracts:	27,424.692	$10.13 to $10.23	$ 279,046
Contracts in accumulation period:			
ING Custom Choice 65	23,399.997	10.72	250,848
Qualified V	619.561	9.84	6,096
Qualified VI	5,195,090.752	9.87	51,275,546
Qualified VIII	3,034.379	9.87	29,949
Qualified X (1.15)	137,226.506	9.89	1,357,170
Qualified X (1.25)	413,128.182	9.87	4,077,575
Qualified XII (0.05)	32,231.509	10.11	325,861
Qualified XII (0.25)	1,048.247	10.06	10,545
Qualified XII (0.35)	25,568.265	10.04	256,705
Qualified XII (0.40)	518,895.372	10.03	5,204,521
Qualified XII (0.45)	1,186.993	10.02	11,894
Qualified XII (0.50)	163,326.720	10.01	1,634,900
Qualified XII (0.55)	104,337.772	10.00	1,043,378
Qualified XII (0.60)	133,296.993	9.99	1,331,637
Qualified XII (0.65)	45,624.994	9.98	455,337
Qualified XII (0.70)	197,600.068	9.97	1,970,073
Qualified XII (0.75)	240,681.063	9.96	2,397,183
Qualified XII (0.80)	404,275.675	9.96	4,026,586
Qualified XII (0.85)	478,713.583	9.95	4,763,200

Division/Contract	Units	Unit Value	Extended Value
ING American Century Select			
Portfolio - Initial Class (continued)			
Qualified XII (0.90)	40,393.784	$ 9.94	$ 401,514
Qualified XII (0.95)	336,354.463	9.93	3,340,000
Qualified XII (1.00)	1,157,995.411	9.92	11,487,314
Qualified XII (1.05)	179,868.456	9.91	1,782,496
Qualified XII (1.10)	128,313.123	9.90	1,270,300
Qualified XII (1.15)	97,702.729	9.89	966,280
Qualified XII (1.20)	44,699.984	9.88	441,636
Qualified XII (1.25)	69,667.342	9.87	687,617
Qualified XII (1.30)	8,163.505	9.86	80,492
Qualified XII (1.35)	6,739.966	9.85	66,389
Qualified XII (1.40)	21,955.615	9.84	216,043
Qualified XII (1.45)	4,232.498	9.83	41,605
Qualified XII (1.50)	7,706.191	9.82	75,675
Qualified XV	36,684.807	9.93	364,280
Qualified XVI	132,379.214	9.82	1,299,964
Qualified XVII	6,956.084	9.87	68,657
Qualified XVIII	22,058.573	9.87	217,718
Qualified XXI	76,801.480	9.96	764,943
Qualified XXII	486.202	10.02	4,872
Qualified XXV	59,287.695	9.96	590,505
Qualified XXVI	29,613.793	9.94	294,361
Qualified XXVII	2,117,829.464	10.22	21,644,217
Qualified XXVIII	387,272.529	10.22	3,957,925
Qualified XXXII	24,525.903	9.87	242,071
Qualified XXXIII (0.65)	2,071.586	9.98	20,674
Qualified XXXVI	52,978.972	10.00	529,790
	13,199,450.692		$ 131,565,388
ING American Century Select Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	14.680	$ 8.60	$ 126
	14.680		$ 126
ING American Century Small-Mid Cap Value Portfolio -			
Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	1,860.158	$ 11.74	$ 21,838
	1,860.158		$ 21,838

Division/Contract	Units	Unit Value	Extended Value
ING American Century Small-Mid Cap Value			
Portfolio - Service Class			
Currently payable annuity contracts:	32,997.594	$ 15.21	$ 501,893
Contracts in accumulation period:			
ING Custom Choice 62	234.171	14.30	3,349
ING Custom Choice 65	3,482.603	13.07	45,518
ING MAP PLUS NP10	5,423.003	14.48	78,525
ING MAP PLUS NP15	4,376.420	14.38	62,933
ING MAP PLUS NP22	199.765	14.23	2,843
ING MAP PLUS NP26	125.362	14.15	1,774
ING MAP PLUS NP28	6,266.855	14.11	88,425
ING MAP PLUS NP29	7.118	14.09	100
Qualified V	107.771	15.62	1,683
Qualified VI	401,981.616	15.74	6,327,191
Qualified X (1.15)	25,086.327	15.81	396,615
Qualified X (1.25)	43,778.233	15.74	689,069
Qualified XII (0.05)	24,720.680	16.49	407,644
Qualified XII (0.35)	2,150.018	16.41	35,282
Qualified XII (0.50)	18,387.237	16.30	299,712
Qualified XII (0.55)	15,310.927	16.26	248,956
Qualified XII (0.60)	16,572.621	16.22	268,808
Qualified XII (0.65)	5,740.201	16.19	92,934
Qualified XII (0.70)	34,265.305	16.15	553,385
Qualified XII (0.75)	5,263.408	16.11	84,794
Qualified XII (0.80)	77,637.374	16.07	1,247,633
Qualified XII (0.85)	31,381.381	16.03	503,044
Qualified XII (0.90)	1,720.527	16.00	27,528
Qualified XII (0.95)	1,090,948.201	15.96	17,411,533
Qualified XII (1.00)	203,040.895	15.92	3,232,411
Qualified XII (1.05)	4,995.266	15.89	79,375
Qualified XII (1.10)	10,729.746	15.85	170,066
Qualified XII (1.15)	10,553.045	15.81	166,844
Qualified XII (1.20)	4,969.447	15.77	78,368
Qualified XII (1.25)	15,798.162	15.74	248,663
Qualified XII (1.30)	207.610	15.70	3,259
Qualified XII (1.35)	284.637	15.66	4,457
Qualified XII (1.40)	5,055.879	15.63	79,023
Qualified XII (1.45)	37.747	15.59	588
Qualified XV	708.312	15.96	11,305
Qualified XVI	9,590.022	15.55	149,125
Qualified XVII	5,192.207	15.74	81,725
Qualified XVIII	1,175.589	15.92	18,715
Qualified XXI	4,748.073	16.07	76,302
Qualified XXV	1,111.891	16.11	17,913
Qualified XXVI	1,104.265	16.00	17,668
Qualified XXXII	765.519	14.92	11,422
	2,128,233.030		$ 33,828,400

Division/Contract	Units	Unit Value	Extended Value
ING Baron Asset Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	10,967.965	$ 10.09	$ 110,667
Qualified XII (0.50)	7,424.851	10.14	75,288
Qualified XII (0.60)	38.722	10.13	392
Qualified XII (0.70)	50.150	10.13	508
Qualified XII (0.75)	137.318	10.12	1,390
Qualified XII (0.80)	326.197	10.12	3,301
Qualified XII (0.85)	375.884	10.12	3,804
Qualified XII (0.90)	23.985	10.11	242
Qualified XII (0.95)	2,731.767	10.11	27,618
Qualified XII (1.00)	6,823.220	10.11	68,983
Qualified XII (1.05)	2.244	10.10	23
Qualified XII (1.10)	158.062	10.10	1,596
Qualified XII (1.15)	857.504	10.10	8,661
Qualified XV	3.200	10.11	32
Qualified XVI	347.504	10.07	3,499
	30,268.573		$ 306,004
ING Baron Small Cap Growth Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	5,339.482	$ 11.77	$ 62,846
	5,339.482		$ 62,846
ING Baron Small Cap Growth Portfolio - Service Class			
Currently payable annuity contracts:	32,742.111	$ 15.52	$ 508,158
Contracts in accumulation period:			
ING Custom Choice 62	955.484	14.66	14,007
ING Custom Choice 65	3,422.034	12.61	43,152
ING MAP PLUS NP5	6,232.544	15.08	93,987
ING MAP PLUS NP6	4,458.431	15.06	67,144
ING MAP PLUS NP8	8,320.170	15.02	124,969
ING MAP PLUS NP9	1,674.574	15.00	25,119
ING MAP PLUS NP11	4,837.447	14.95	72,320
ING MAP PLUS NP12	6,425.823	14.93	95,938
ING MAP PLUS NP13	3,566.936	14.91	53,183
ING MAP PLUS NP14	4,319.604	14.89	64,319
ING MAP PLUS NP15	15,352.348	14.87	228,289
ING MAP PLUS NP17	5,705.552	14.82	84,556
ING MAP PLUS NP18	12,273.978	14.80	181,655
ING MAP PLUS NP20	26,315.430	14.76	388,416
ING MAP PLUS NP21	2,492.386	14.74	36,738
ING MAP PLUS NP22	149.423	14.72	2,200

Division/Contract	Units	Unit Value	Extended Value
ING Baron Small Cap Growth			
Portfolio - Service Class (continued)			
ING MAP PLUS NP23	1,169.803	$ 14.69	$ 17,184
ING MAP PLUS NP26	579.697	14.63	8,481
ING MAP PLUS NP28	4,043.006	14.59	58,987
ING MAP PLUS NP29	7.828	14.57	114
ING MAP PLUS NP30	17.113	14.55	249
ING MAP PLUS NP31	85.342	14.52	1,239
ING MAP PLUS NP32	1,229.353	14.50	17,826
Qualified VI	1,447,101.478	17.46	25,266,392
Qualified X (1.15)	58,046.152	17.54	1,018,130
Qualified X (1.25)	153,320.395	17.46	2,676,974
Qualified XII (0.05)	38,234.919	18.29	699,317
Qualified XII (0.30)	90.883	18.25	1,659
Qualified XII (0.35)	4,663.422	18.21	84,921
Qualified XII (0.50)	129,970.708	18.08	2,349,870
Qualified XII (0.55)	9,599.604	18.04	173,177
Qualified XII (0.60)	83,323.049	18.00	1,499,815
Qualified XII (0.65)	29,393.653	17.95	527,616
Qualified XII (0.70)	40,252.468	17.91	720,922
Qualified XII (0.75)	25,932.159	17.87	463,408
Qualified XII (0.80)	362,027.372	17.83	6,454,948
Qualified XII (0.85)	116,579.205	17.79	2,073,944
Qualified XII (0.90)	15,081.674	17.75	267,700
Qualified XII (0.95)	1,130,535.919	17.70	20,010,486
Qualified XII (1.00)	546,079.604	17.66	9,643,766
Qualified XII (1.05)	42,829.928	17.62	754,663
Qualified XII (1.10)	14,489.829	17.58	254,731
Qualified XII (1.15)	50,548.750	17.54	886,625
Qualified XII (1.20)	13,408.781	17.50	234,654
Qualified XII (1.25)	35,472.340	17.46	619,347
Qualified XII (1.30)	1,081.671	17.42	18,843
Qualified XII (1.35)	6,111.300	17.38	106,214
Qualified XII (1.40)	6,106.695	17.33	105,829
Qualified XII (1.45)	859.944	17.29	14,868
Qualified XII (1.50)	3.992	17.25	69
Qualified XV	2,797.264	17.70	49,512
Qualified XVI	30,624.093	17.25	528,266
Qualified XVII	2,718.018	17.46	47,457
Qualified XVIII	1,780.964	17.66	31,452
Qualified XXI	23,478.610	17.83	418,624
Qualified XXV	12,527.975	17.87	223,875
Qualified XXVI	5,710.746	17.75	101,366
Qualified XXVII	536,100.924	20.02	10,732,740
Qualified XXXII	947.871	15.60	14,787
Qualified XXXIII (0.40)	10,482.606	18.22	190,993
	5,134,691.382		$ 91,456,190

Division/Contract	Units	Unit Value	Extended Value
ING Columbia Small Cap Value II Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	1,268.187	$ 10.06	$ 12,758
Qualified XII (0.55)	214.996	10.11	2,174
Qualified XII (0.65)	263.288	10.11	2,662
Qualified XII (0.75)	487.378	10.10	4,923
Qualified XII (0.85)	429.367	10.09	4,332
Qualified XII (0.95)	28.470	10.09	287
Qualified XII (1.00)	159.875	10.08	1,612
Qualified XII (1.05)	16.916	10.08	171
Qualified XII (1.10)	210.417	10.07	2,119
Qualified XII (1.15)	19.546	10.07	197
Qualified XII (1.25)	178.188	10.06	1,793
Qualified XVI	629.240	10.05	6,324
	3,905.868		$ 39,352
ING Davis Venture Value Portfolio - Service Class			
Currently payable annuity contracts:	4,745.520	$ 12.96	$ 61,502
Contracts in accumulation period:			
ING Custom Choice 62	66.165	12.68	839
ING Custom Choice 65	295.631	12.61	3,728
ING MAP PLUS NP11	5,309.600	12.22	64,883
ING MAP PLUS NP15	4,483.772	12.15	54,478
ING MAP PLUS NP17	3,391.816	12.12	41,109
ING MAP PLUS NP18	327.288	12.10	3,960
ING MAP PLUS NP22	823.141	12.03	9,902
ING MAP PLUS NP24	46.979	11.99	563
ING MAP PLUS NP26	327.931	11.96	3,922
ING MAP PLUS NP29	180.542	11.91	2,150
Qualified VI	231,523.666	20.42	4,727,713
Qualified X (1.15)	12,322.358	13.21	162,778
Qualified X (1.25)	32,851.178	12.83	421,481
Qualified XII (0.50)	13,728.792	21.23	291,462
Qualified XII (0.55)	1,901.449	21.17	40,254
Qualified XII (0.60)	4,187.849	21.12	88,447
Qualified XII (0.65)	5,273.588	21.06	111,062
Qualified XII (0.70)	8,831.729	21.01	185,555
Qualified XII (0.75)	1,959.444	20.95	41,050
Qualified XII (0.80)	19,869.575	20.90	415,274
Qualified XII (0.85)	14,515.958	20.85	302,658
Qualified XII (0.90)	1,335.127	20.79	27,757
Qualified XII (0.95)	19,911.012	20.74	412,954
Qualified XII (1.00)	50,615.696	20.69	1,047,239
Qualified XII (1.05)	6,471.052	20.63	133,498

Division/Contract	Units	Unit Value	Extended Value
ING Davis Venture Value			
Portfolio - Service Class (continued)			
Qualified XII (1.10)	2,660.917	$ 20.58	$ 54,762
Qualified XII (1.15)	4,416.997	20.53	90,681
Qualified XII (1.20)	1,038.497	20.48	21,268
Qualified XII (1.25)	8,449.984	20.42	172,549
Qualified XII (1.30)	289.629	20.37	5,900
Qualified XII (1.35)	267.589	20.32	5,437
Qualified XII (1.40)	919.542	20.27	18,639
Qualified XII (1.45)	62.318	20.21	1,259
Qualified XV	1,233.286	20.74	25,578
Qualified XVI	4,796.841	20.16	96,704
Qualified XVII	1,570.885	20.42	32,077
Qualified XVIII	736.414	13.30	9,794
Qualified XXI	1,696.894	20.90	35,465
Qualified XXV	7,908.026	20.95	165,673
Qualified XXVI	3,716.678	20.79	77,270
	485,061.355		$ 9,469,274
ING Fidelity® VIP Mid Cap Portfolio - Service Class			
Contracts in accumulation period:			
Qualified XII (0.50)	10,207.326	$ 10.74	$ 109,627
	10,207.326		$ 109,627
ING Fundamental Research Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	414.427	$ 11.49	$ 4,762
	414.427		$ 4,762
ING Fundamental Research Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 65	12.746	$ 12.39	$ 158
Qualified VI	83,809.050	9.80	821,329
Qualified X (1.15)	3,395.818	12.76	43,331
Qualified X (1.25)	5,993.749	12.06	72,285
Qualified XII (0.50)	455.675	10.18	4,639
Qualified XII (0.60)	1,883.737	10.13	19,082
Qualified XII (0.65)	1,130.890	10.10	11,422
Qualified XII (0.70)	1,298.273	10.08	13,087
Qualified XII (0.75)	1,046.886	10.05	10,521
Qualified XII (0.80)	5,519.223	10.02	55,303
Qualified XII (0.85)	2,783.359	10.00	27,834
Qualified XII (0.90)	384.033	9.97	3,829
Qualified XII (0.95)	5,038.650	9.95	50,135
Qualified XII (1.00)	26,613.483	9.92	264,006
Qualified XII (1.05)	3,945.036	9.90	39,056
Qualified XII (1.10)	381.383	9.87	3,764

Division/Contract	Units	Unit Value	Extended Value
ING Fundamental Research			
Portfolio - Service Class (continued)			
Qualified XII (1.15)	1,021.009	9.85	10,057
Qualified XII (1.20)	2,959.704	9.82	29,064
Qualified XII (1.25)	1,639.617	9.80	16,068
Qualified XII (1.30)	664.345	9.77	6,491
Qualified XII (1.40)	210.991	9.72	2,051
Qualified XII (1.45)	6.845	9.70	66
Qualified XVI	387.929	9.67	3,751
Qualified XXI	157.496	10.02	1,578
Qualified XXV	102.131	10.08	1,029
Qualified XXVI	49.596	9.97	494
	150,891.654		$ 1,510,430
ING Goldman Sachs® Capital Growth			
Portfolio - Service Class			
Currently payable annuity contracts:	6,666.025	$ 12.18	$ 81,192
Contracts in accumulation period:			
ING Custom Choice 65	256.393	12.05	3,090
Qualified VI	66,414.689	11.69	776,388
Qualified X (1.15)	5,649.738	11.43	64,577
Qualified X (1.25)	23,649.041	10.75	254,227
Qualified XII (0.50)	2,350.667	12.15	28,561
Qualified XII (0.60)	3,328.320	12.09	40,239
Qualified XII (0.65)	3,903.731	12.05	47,040
Qualified XII (0.70)	16,242.499	12.02	195,235
Qualified XII (0.75)	1,748.679	11.99	20,967
Qualified XII (0.80)	8,338.385	11.96	99,727
Qualified XII (0.85)	5,124.377	11.93	61,134
Qualified XII (0.90)	1,203.099	11.90	14,317
Qualified XII (0.95)	3,870.937	11.87	45,948
Qualified XII (1.00)	15,336.880	11.84	181,589
Qualified XII (1.05)	125.123	11.81	1,478
Qualified XII (1.10)	3,904.205	11.78	45,992
Qualified XII (1.15)	1,043.443	11.75	12,260
Qualified XII (1.20)	1,707.212	11.72	20,009
Qualified XII (1.25)	5,665.050	11.69	66,224
Qualified XII (1.30)	35.621	11.66	415
Qualified XII (1.35)	476.507	11.63	5,542
Qualified XII (1.40)	1,839.972	11.60	21,344
Qualified XII (1.45)	302.110	11.57	3,495
Qualified XII (1.50)	119.025	11.54	1,374
Qualified XV	672.955	11.87	7,988
Qualified XVI	1,176.937	11.54	13,582
Qualified XVIII	669.096	11.51	7,701
Qualified XXI	592.597	11.96	7,087
Qualified XXV	2,358.375	11.99	28,277
	184,771.688		$ 2,156,999

Division/Contract	Units	Unit Value	Extended Value
ING Goldman Sachs® Structured Equity Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	136.776	$ 11.50	$ 1,573
	136.776		$ 1,573
ING JPMorgan International Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	1,592.313	$ 12.52	$ 19,936
	1,592.313		$ 19,936
ING JPMorgan International Portfolio - Initial Class			
Currently payable annuity contracts:	107,094.450	$10.25 to $17.49	$ 1,713,845
Contracts in accumulation period:			
ING Custom Choice 65	3,148.263	13.79	43,415
Qualified V	364.256	27.78	10,119
Qualified VI	1,490,787.975	28.53	42,532,181
Qualified VIII	11,676.649	24.02	280,473
Qualified X (1.15)	125,407.446	28.90	3,624,275
Qualified X (1.25)	111,529.381	28.53	3,181,933
Qualified XII (0.05)	17,548.673	30.57	536,463
Qualified XII (0.25)	11,384.939	15.17	172,710
Qualified XII (0.35)	9,089.099	15.04	136,700
Qualified XII (0.45)	153.538	14.92	2,291
Qualified XII (0.50)	99,858.483	16.37	1,634,683
Qualified XII (0.55)	80,222.690	14.79	1,186,494
Qualified XII (0.60)	72,724.567	14.72	1,070,506
Qualified XII (0.65)	72,606.132	14.66	1,064,406
Qualified XII (0.70)	254,288.642	14.60	3,712,614
Qualified XII (0.75)	176,389.712	14.53	2,562,943
Qualified XII (0.80)	280,543.253	16.34	4,584,077
Qualified XII (0.85)	340,449.518	20.09	6,839,631
Qualified XII (0.90)	20,115.302	16.19	325,667
Qualified XII (0.95)	226,058.641	19.88	4,494,046
Qualified XII (1.00)	1,052,409.130	19.77	20,806,129
Qualified XII (1.05)	86,618.855	19.67	1,703,793
Qualified XII (1.10)	25,625.226	19.56	501,229
Qualified XII (1.15)	40,449.158	19.46	787,141
Qualified XII (1.20)	10,654.564	19.36	206,272
Qualified XII (1.25)	19,649.009	19.25	378,243
Qualified XII (1.30)	391.404	19.15	7,495
Qualified XII (1.35)	47.414	19.05	903
Qualified XII (1.40)	4,236.409	18.95	80,280
Qualified XII (1.45)	1,165.737	18.85	21,974
Qualified XII (1.50)	1,959.225	18.75	36,735
Qualified XV	19,801.763	29.40	582,172

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan International			
Portfolio - Initial Class (continued)			
Qualified XVI	34,310.014	$ 27.84	$ 955,191
Qualified XVII	281.846	28.53	8,041
Qualified XVIII	7,423.127	28.53	211,782
Qualified XXI	20,616.918	29.74	613,147
Qualified XXV	2,201.191	29.43	64,781
Qualified XXVI	1,933.074	29.15	56,349
Qualified XXVII	1,223,493.816	30.21	36,961,748
Qualified XXVIII	184,942.947	30.11	5,568,632
Qualified XXXII	29,518.085	16.21	478,488
Qualified XXXIII (0.65)	2,055.392	14.99	30,810
Qualified XXXVI	29,287.360	15.07	441,361
	6,310,513.273		$ 150,212,168
ING JPMorgan International Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP5	659.623	$ 15.38	$ 10,145
ING MAP PLUS NP23	362.291	14.98	5,427
	1,021.914		$ 15,572
ING JPMorgan Mid Cap Value Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	7,650.524	$ 11.93	$ 91,271
	7,650.524		$ 91,271
ING JPMorgan Mid Cap Value Portfolio - Service Class			
Currently payable annuity contracts:	65,217.944	$ 15.10	$ 984,791
Contracts in accumulation period:			
ING Custom Choice 65	5,255.592	12.72	66,851
ING MAP PLUS NP5	6,185.300	14.81	91,604
ING MAP PLUS NP8	2,064.387	14.74	30,429
ING MAP PLUS NP11	3,682.008	14.68	54,052
ING MAP PLUS NP13	467.242	14.64	6,840
ING MAP PLUS NP15	480.891	14.59	7,016
ING MAP PLUS NP17	3,049.469	14.55	44,370
ING MAP PLUS NP20	53,135.989	14.49	769,940
ING MAP PLUS NP21	5,231.536	14.47	75,700
ING MAP PLUS NP23	573.513	14.43	8,276
ING MAP PLUS NP27	1,426.190	14.34	20,452
ING MAP PLUS NP32	84.999	14.24	1,210
Qualified VI	726,952.271	17.29	12,569,005
Qualified X (1.15)	34,396.657	17.37	597,470
Qualified X (1.25)	180,209.285	17.29	3,115,819

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Mid Cap Value			
Portfolio - Service Class (continued)			
Qualified XII (0.05)	42,587.661	$ 18.11	$ 771,263
Qualified XII (0.35)	2,132.292	18.03	38,445
Qualified XII (0.50)	41,969.497	17.91	751,674
Qualified XII (0.55)	24,895.344	17.87	444,880
Qualified XII (0.60)	49,023.425	17.82	873,597
Qualified XII (0.65)	6,637.393	17.78	118,013
Qualified XII (0.70)	53,618.515	17.74	951,192
Qualified XII (0.75)	13,387.698	17.70	236,962
Qualified XII (0.80)	29,219.781	17.66	516,021
Qualified XII (0.85)	49,539.624	17.62	872,888
Qualified XII (0.90)	11,185.052	17.58	196,633
Qualified XII (0.95)	59,139.512	17.53	1,036,716
Qualified XII (1.00)	296,417.894	17.49	5,184,349
Qualified XII (1.05)	27,635.637	17.45	482,242
Qualified XII (1.10)	13,439.414	17.41	233,980
Qualified XII (1.15)	17,947.440	17.37	311,747
Qualified XII (1.20)	7,599.494	17.33	131,699
Qualified XII (1.25)	16,290.174	17.29	281,657
Qualified XII (1.35)	158.155	17.21	2,722
Qualified XII (1.40)	3,141.281	17.17	53,936
Qualified XII (1.45)	820.489	17.13	14,055
Qualified XV	1,455.419	17.53	25,513
Qualified XVI	13,589.590	17.09	232,246
Qualified XVII	1,333.098	17.29	23,049
Qualified XVIII	1,358.626	17.49	23,762
Qualified XXI	6,966.531	17.66	123,029
Qualified XXV	6,758.369	17.70	119,623
Qualified XXVI	3,471.245	17.58	61,024
Qualified XXXII	1,573.781	15.04	23,670
	1,891,705.704		$ 32,580,412
ING Legg Mason Partners Aggressive Growth			
Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	1,522.881	$ 11.18	$ 17,026
	1,522.881		$ 17,026

Division/Contract	Units	Unit Value	Extended Value
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class			
Currently payable annuity contracts:	12,752.069	$13.70 to $16.76	$ 192,373
Contracts in accumulation period:			
ING Custom Choice 65	38,472.039	13.20	507,831
Qualified V	1,245.432	16.48	20,525
Qualified VI	4,760,299.511	16.76	79,782,620
Qualified VIII	7,079.702	17.54	124,178
Qualified X (1.15)	352,120.190	16.98	5,979,001
Qualified X (1.25)	306,231.951	16.76	5,132,447
Qualified XII (0.00)	1.122	10.69	12
Qualified XII (0.05)	67,185.486	17.96	1,206,651
Qualified XII (0.25)	5,016.072	10.46	52,468
Qualified XII (0.35)	32,281.475	10.37	334,759
Qualified XII (0.40)	357,093.128	11.99	4,281,547
Qualified XII (0.45)	869.923	10.28	8,943
Qualified XII (0.50)	285,288.620	10.09	2,878,562
Qualified XII (0.55)	87,303.765	10.19	889,625
Qualified XII (0.60)	197,475.011	10.15	2,004,371
Qualified XII (0.65)	50,828.383	10.11	513,875
Qualified XII (0.70)	502,477.255	10.06	5,054,921
Qualified XII (0.75)	525,292.227	10.02	5,263,428
Qualified XII (0.80)	855,439.320	10.77	9,213,081
Qualified XII (0.85)	717,497.487	11.59	8,315,796
Qualified XII (0.90)	44,645.408	10.33	461,187
Qualified XII (0.95)	470,101.767	11.46	5,387,366
Qualified XII (1.00)	2,250,202.217	11.40	25,652,305
Qualified XII (1.05)	254,688.059	11.34	2,888,163
Qualified XII (1.10)	87,543.706	11.28	987,493
Qualified XII (1.15)	135,011.974	11.22	1,514,834
Qualified XII (1.20)	25,298.057	11.16	282,326
Qualified XII (1.25)	62,516.024	11.10	693,928
Qualified XII (1.30)	3,227.607	11.04	35,633
Qualified XII (1.35)	3,179.278	10.99	34,940
Qualified XII (1.40)	23,137.261	10.93	252,890
Qualified XII (1.45)	1,955.708	10.87	21,259
Qualified XII (1.50)	7,273.415	10.81	78,626
Qualified XV	16,449.605	17.27	284,085
Qualified XVI	87,340.245	16.35	1,428,013
Qualified XVII	5,817.238	16.76	97,497
Qualified XVIII	8,551.430	16.76	143,322
Qualified XXI	83,164.458	17.47	1,452,883
Qualified XXII	126.441	17.76	2,246
Qualified XXV	30,355.540	17.29	524,847
Qualified XXVI	15,640.336	17.13	267,919
Qualified XXVII	1,364,568.150	17.16	23,415,989
Qualified XXVIII	289,521.906	17.10	4,950,825
Qualified XXXII	13,020.527	13.66	177,860
Qualified XXXVI	85,780.545	11.95	1,025,078
	14,531,367.070		$ 203,818,528

Division/Contract	Units	Unit Value		Extended Value	
ING Legg Mason Partners Aggressive Growth **Portfolio - Service Class**					
Contracts in accumulation period:					
ING MAP PLUS NP5	186.045	$	12.63	$	2,350
ING MAP PLUS NP10	640.042		12.54		8,026
ING MAP PLUS NP17	4,679.768		12.41		58,076
ING MAP PLUS NP26	1,114.000		12.25		13,647
	6,619.855			$	82,099
ING Legg Mason Partners Large Cap Growth **Portfolio - Adviser Class**					
Contracts in accumulation period:					
Qualified XXXV	3,128.996	$	10.55	$	33,011
	3,128.996			$	33,011
ING Legg Mason Partners Large Cap Growth **Portfolio - Initial Class**					
Contracts in accumulation period:					
Qualified X (1.15)	7,914.702	$	11.07	$	87,616
Qualified X (1.25)	32,640.005		11.05		360,672
Qualified XII (0.80)	285.768		11.15		3,186
Qualified XII (0.95)	49,808.580		11.12		553,871
Qualified XII (1.10)	20,841.325		11.08		230,922
Qualified XVIII	2,999.573		11.05		33,145
Qualified XXVII	222,276.219		11.61		2,580,627
	336,766.172			$	3,850,039
ING Neuberger Berman Partners Portfolio - Service Class					
Contracts in accumulation period:					
Qualified VI	4,824.069	$	10.47	$	50,508
Qualified XII (0.50)	1,789.709		10.53		18,846
Qualified XII (0.70)	554.020		10.51		5,823
Qualified XII (0.75)	113.167		10.51		1,189
Qualified XII (0.85)	1,188.857		10.50		12,483
Qualified XII (0.90)	8.811		10.50		93
Qualified XII (0.95)	273.466		10.49		2,869
Qualified XII (1.00)	11,007.969		10.49		115,474
Qualified XII (1.05)	531.797		10.49		5,579
Qualified XII (1.10)	731.721		10.48		7,668
Qualified XII (1.15)	69.838		10.48		732
Qualified XII (1.30)	1,018.511		10.47		10,664
	22,111.935			$	231,928
ING Neuberger Berman Regency Portfolio - Service Class					
Contracts in accumulation period:					
Qualified XII (0.50)	130.559	$	11.22	$	1,465
	130.559			$	1,465

Division/Contract	Units	Unit Value	Extended Value
ING OpCap Balanced Value Portfolio - Service Class			
Currently payable annuity contracts:	25,678.543	$11.82 to $12.52	$ 320,622
Contracts in accumulation period:			
ING Custom Choice 62	75.012	12.15	911
Qualified VI	380,663.598	14.94	5,687,114
Qualified VIII	891.133	14.93	13,305
Qualified X (1.15)	13,120.511	13.00	170,567
Qualified X (1.25)	97,235.909	12.40	1,205,725
Qualified XII (0.50)	36,063.446	15.52	559,705
Qualified XII (0.55)	3,679.747	15.48	56,962
Qualified XII (0.60)	4,482.937	15.44	69,217
Qualified XII (0.65)	5,230.801	15.40	80,554
Qualified XII (0.70)	17,102.818	15.36	262,699
Qualified XII (0.75)	16,313.069	15.32	249,916
Qualified XII (0.80)	8,146.169	15.28	124,473
Qualified XII (0.85)	26,873.023	15.25	409,814
Qualified XII (0.90)	6,637.020	15.21	100,949
Qualified XII (0.95)	36,224.980	15.17	549,533
Qualified XII (1.00)	177,628.486	15.13	2,687,519
Qualified XII (1.05)	5,645.645	15.09	85,193
Qualified XII (1.10)	11,134.654	15.05	167,577
Qualified XII (1.15)	6,767.071	15.01	101,574
Qualified XII (1.20)	1,475.155	14.97	22,083
Qualified XII (1.25)	16,666.961	14.94	249,004
Qualified XII (1.30)	29.181	14.90	435
Qualified XII (1.35)	312.657	14.86	4,646
Qualified XII (1.40)	1,659.252	14.82	24,590
Qualified XII (1.45)	144.843	14.78	2,141
Qualified XII (1.50)	38.520	14.74	568
Qualified XV	624.230	15.17	9,470
Qualified XVI	9,831.771	14.74	144,920
Qualified XVII	1,913.009	14.94	28,580
Qualified XVIII	1,058.027	13.09	13,850
Qualified XXI	3,192.311	15.28	48,779
Qualified XXV	1,084.522	15.32	16,615
Qualified XXVI	744.177	15.21	11,319
Qualified XXXII	1,407.012	12.43	17,489
	919,776.200		$ 13,498,418
ING Oppenheimer Global Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	7,824.752	$ 12.26	$ 95,931
	7,824.752		$ 95,931

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Initial Class			
Currently payable annuity contracts:	192,146.213	$13.50 to $13.63	$ 2,615,119
Contracts in accumulation period:			
ING Custom Choice 62	3,667.977	13.57	49,774
ING Custom Choice 65	140,304.814	14.14	1,983,910
ING MAP PLUS NP5	10,091.398	13.81	139,362
ING MAP PLUS NP6	5,405.192	13.79	74,538
ING MAP PLUS NP8	6,104.147	13.77	84,054
ING MAP PLUS NP10	18,663.551	13.74	256,437
ING MAP PLUS NP11	15,151.884	13.73	208,035
ING MAP PLUS NP12	10,932.553	13.72	149,995
ING MAP PLUS NP13	1,086.491	13.70	14,885
ING MAP PLUS NP14	473.114	13.69	6,477
ING MAP PLUS NP15	37,600.422	13.68	514,374
ING MAP PLUS NP16	4,464.034	13.67	61,023
ING MAP PLUS NP17	8,014.155	13.65	109,393
ING MAP PLUS NP18	14,060.601	13.64	191,787
ING MAP PLUS NP19	14,323.387	13.63	195,228
ING MAP PLUS NP20	44,868.978	13.61	610,667
ING MAP PLUS NP21	3,931.674	13.60	53,471
ING MAP PLUS NP23	7,050.711	13.58	95,749
ING MAP PLUS NP24	3,521.553	13.56	47,752
ING MAP PLUS NP25	83.959	13.55	1,138
ING MAP PLUS NP26	2,225.500	13.54	30,133
ING MAP PLUS NP27	2,929.089	13.52	39,601
ING MAP PLUS NP28	651.016	13.51	8,795
ING MAP PLUS NP29	6,906.399	13.50	93,236
ING MAP PLUS NP30	4,102.004	13.49	55,336
ING MAP PLUS NP32	2,733.442	13.46	36,792
Qualified V	3,573.159	13.53	48,345
Qualified VI	23,257,569.060	13.57	315,605,212
Qualified VIII	17,383.356	13.57	235,892
Qualified X (1.15)	699,965.349	13.60	9,519,529
Qualified X (1.25)	2,108,050.325	13.57	28,606,243
Qualified XII (0.05)	480,117.345	14.50	6,961,702
Qualified XII (0.15)	16,753.842	14.40	241,255
Qualified XII (0.25)	445,063.427	13.83	6,155,227
Qualified XII (0.30)	18.268	13.82	252
Qualified XII (0.35)	129,996.330	13.81	1,795,249
Qualified XII (0.40)	764,197.450	14.32	10,943,307
Qualified XII (0.45)	2,750.219	13.78	37,898
Qualified XII (0.50)	1,129,666.062	14.35	16,210,708
Qualified XII (0.55)	224,971.724	14.26	3,208,097
Qualified XII (0.55)	485,350.603	14.26	6,921,100

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global			
Portfolio - Initial Class (continued)			
Qualified XII (0.60)	680,411.382	$ 13.74	$ 9,348,852
Qualified XII (0.65)	337,775.019	13.73	4,637,651
Qualified XII (0.70)	1,015,148.761	13.72	13,927,841
Qualified XII (0.75)	1,839,328.935	13.70	25,198,806
Qualified XII (0.80)	4,138,977.590	14.26	59,021,820
Qualified XII (0.85)	2,140,393.700	13.68	29,280,586
Qualified XII (0.90)	176,432.155	14.23	2,510,630
Qualified XII (0.95)	1,776,077.007	13.65	24,243,451
Qualified XII (1.00)	7,528,235.212	13.64	102,685,128
Qualified XII (1.05)	946,570.623	13.63	12,901,758
Qualified XII (1.10)	484,189.316	13.61	6,589,817
Qualified XII (1.15)	503,672.233	14.15	7,126,962
Qualified XII (1.20)	206,257.834	13.59	2,803,044
Qualified XII (1.25)	382,245.094	14.12	5,397,301
Qualified XII (1.30)	12,182.574	14.11	171,896
Qualified XII (1.35)	40,348.722	13.55	546,725
Qualified XII (1.40)	109,286.295	13.54	1,479,736
Qualified XII (1.45)	22,249.656	13.52	300,815
Qualified XII (1.50)	24,167.007	13.51	326,496
Qualified XV	137,982.227	13.65	1,883,457
Qualified XVI	574,314.573	13.51	7,758,990
Qualified XVII	62,549.063	13.57	848,791
Qualified XVIII	72,615.824	13.57	985,397
Qualified XXI	335,930.412	13.69	4,598,887
Qualified XXII	1,816.467	13.78	25,031
Qualified XXV	193,627.153	13.70	2,652,692
Qualified XXVI	121,764.996	13.66	1,663,310
Qualified XXVII	9,479,603.484	13.62	129,112,199
Qualified XXVIII	3,302,549.410	13.62	44,980,723
Qualified XXXII	72,126.997	13.57	978,763
Qualified XXXIII (0.65)	43,000.645	13.73	590,399
Qualified XXXVI	188,202.553	13.75	2,587,785
	67,276,953.696		$ 921,382,816
ING Oppenheimer Global Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	0.877	$ 15.98	$ 14
Qualified X (1.15)	3,379.595	16.06	54,276
Qualified X (1.25)	4,809.039	15.98	76,848
Qualified XII (1.00)	3,036.662	16.17	49,103
	11,226.173		$ 180,241

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Strategic Income Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	11,651.635	$ 10.88	$ 126,770
	11,651.635		$ 126,770
ING Oppenheimer Strategic Income Portfolio - Initial Class			
Currently payable annuity contracts:	144,450.379	$10.71 to $10.90	$ 1,571,510
Contracts in accumulation period:			
ING Custom Choice 65	23,633.392	11.01	260,204
Qualified V	2,659.537	10.68	28,404
Qualified VI	3,448,907.387	10.72	36,972,287
Qualified VIII	2,153.143	10.71	23,060
Qualified X (1.15)	111,708.010	10.74	1,199,744
Qualified X (1.25)	313,406.219	10.72	3,359,715
Qualified XII (0.00)	8.153	10.97	89
Qualified XII (0.05)	118,895.741	11.11	1,320,932
Qualified XII (0.25)	124,183.875	10.92	1,356,088
Qualified XII (0.35)	8,167.531	10.90	89,026
Qualified XII (0.40)	569,481.536	11.01	6,269,992
Qualified XII (0.45)	10.653	10.88	116
Qualified XII (0.50)	240,768.882	10.99	2,646,050
Qualified XII (0.55)	168,266.605	10.86	1,827,375
Qualified XII (0.60)	122,435.647	10.85	1,328,427
Qualified XII (0.65)	68,831.419	10.94	753,016
Qualified XII (0.70)	275,969.460	10.83	2,988,749
Qualified XII (0.75)	244,612.003	10.91	2,668,717
Qualified XII (0.80)	547,902.973	10.92	5,983,100
Qualified XII (0.85)	428,034.911	10.91	4,669,861
Qualified XII (0.90)	62,147.228	10.90	677,405
Qualified XII (0.95)	449,204.686	10.78	4,842,427
Qualified XII (1.00)	1,245,768.414	10.88	13,553,960
Qualified XII (1.05)	132,596.114	10.76	1,426,734
Qualified XII (1.10)	108,133.935	10.75	1,162,440
Qualified XII (1.15)	98,485.703	10.84	1,067,585
Qualified XII (1.20)	65,198.951	10.83	706,105
Qualified XII (1.25)	127,633.420	10.82	1,380,994
Qualified XII (1.30)	10,233.799	10.81	110,627
Qualified XII (1.35)	17,225.832	10.70	184,316
Qualified XII (1.40)	31,039.861	10.83	336,162
Qualified XII (1.45)	11,423.653	10.68	122,005
Qualified XII (1.50)	1,060.012	10.67	11,310
Qualified XV	18,642.506	10.78	200,966
Qualified XVI	89,383.306	10.67	953,720

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Strategic Income			
Portfolio - Initial Class (continued)			
Qualified XVII	10,309.972	$ 10.72	$ 110,523
Qualified XVIII	8,699.763	10.72	93,261
Qualified XXI	30,773.253	10.81	332,659
Qualified XXV	14,881.264	10.82	161,015
Qualified XXVI	22,203.333	10.79	239,574
Qualified XXVII	685,844.707	10.89	7,468,849
Qualified XXVIII	159,601.520	10.89	1,738,061
Qualified XXXII	8,771.236	10.72	94,028
Qualified XXXIII (0.65)	16,375.416	10.84	177,510
Qualified XXXVI	39,656.535	10.86	430,670
	10,429,781.875		$ 112,899,368
ING PIMCO Total Return Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	25,596.651	$ 10.51	$ 269,021
	25,596.651		$ 269,021
ING PIMCO Total Return Portfolio - Service Class			
Currently payable annuity contracts:	65,924.741	$ 10.89	$ 717,920
Contracts in accumulation period:			
ING Custom Choice 62	1,440.117	10.80	15,553
ING Custom Choice 65	21,348.544	10.52	224,587
ING MAP PLUS NP5	169.216	10.92	1,848
ING MAP PLUS NP6	16,926.071	10.90	184,494
ING MAP PLUS NP8	67.131	10.87	730
ING MAP PLUS NP10	26,370.832	10.84	285,860
ING MAP PLUS NP11	29,286.282	10.82	316,878
ING MAP PLUS NP12	26,195.954	10.81	283,178
ING MAP PLUS NP13	8,917.082	10.79	96,215
ING MAP PLUS NP14	23,802.216	10.78	256,588
ING MAP PLUS NP15	38,338.550	10.76	412,523
ING MAP PLUS NP16	1,186.525	10.75	12,755
ING MAP PLUS NP17	1,566.761	10.73	16,811
ING MAP PLUS NP18	22,054.141	10.71	236,200
ING MAP PLUS NP20	64,234.077	10.68	686,020
ING MAP PLUS NP21	9,805.827	10.67	104,628
ING MAP PLUS NP22	602.869	10.65	6,421
ING MAP PLUS NP23	3,056.493	10.64	32,521
ING MAP PLUS NP24	339.685	10.62	3,607
ING MAP PLUS NP26	12,372.641	10.59	131,026
ING MAP PLUS NP27	9,474.443	10.58	100,240
ING MAP PLUS NP28	9,009.121	10.56	95,136

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO Total Return			
Portfolio - Service Class (continued)			
ING MAP PLUS NP29	44.163	$ 10.55	$ 466
ING MAP PLUS NP30	6,874.483	10.53	72,388
ING MAP PLUS NP32	3,586.064	10.50	37,654
Qualified VI	1,745,604.755	11.75	20,510,856
Qualified VIII	730.804	11.74	8,580
Qualified X (1.15)	33,117.553	11.80	390,787
Qualified X (1.25)	144,933.535	11.75	1,702,969
Qualified XII (0.35)	1,919.299	12.25	23,511
Qualified XII (0.50)	88,336.465	12.17	1,075,055
Qualified XII (0.55)	14,458.610	12.14	175,528
Qualified XII (0.60)	46,473.901	12.11	562,799
Qualified XII (0.65)	167,215.018	12.08	2,019,957
Qualified XII (0.70)	152,071.335	12.05	1,832,460
Qualified XII (0.75)	82,833.706	12.03	996,489
Qualified XII (0.80)	204,493.312	12.00	2,453,920
Qualified XII (0.85)	126,953.283	11.97	1,519,631
Qualified XII (0.90)	42,707.955	11.94	509,933
Qualified XII (0.95)	259,804.530	11.91	3,094,272
Qualified XII (1.00)	622,697.632	11.89	7,403,875
Qualified XII (1.05)	127,859.421	11.86	1,516,413
Qualified XII (1.10)	34,960.366	11.83	413,581
Qualified XII (1.15)	33,799.881	11.80	398,839
Qualified XII (1.20)	23,365.239	11.78	275,243
Qualified XII (1.25)	69,752.510	11.75	819,592
Qualified XII (1.30)	1,369.166	11.72	16,047
Qualified XII (1.35)	11,059.444	11.69	129,285
Qualified XII (1.40)	16,540.846	11.67	193,032
Qualified XII (1.45)	9,813.757	11.64	114,232
Qualified XII (1.50)	4,056.140	11.61	47,092
Qualified XV	9,477.815	11.91	112,881
Qualified XVI	41,378.259	11.61	480,402
Qualified XVII	3,487.328	11.75	40,976
Qualified XVIII	837.727	11.89	9,961
Qualified XXI	8,008.520	12.00	96,102
Qualified XXV	8,157.347	12.03	98,133
Qualified XXVI	7,974.653	11.94	95,217
Qualified XXVII	600,663.163	10.89	6,541,222
Qualified XXVIII	224,513.657	11.89	2,669,467
Qualified XXXII	1,087.650	10.69	11,627
Qualified XXXIII (0.40)	19,114.440	12.26	234,343
	5,394,623.051		$ 62,926,556

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer High Yield Portfolio - Initial Class			
Contracts in accumulation period:			
ING Custom Choice 65	112.436	$ 10.65	$ 1,197
Qualified VI	45,396.717	10.58	480,297
Qualified X (1.15)	394.129	10.58	4,170
Qualified X (1.25)	2,336.017	10.58	24,715
Qualified XII (0.00)	2.090	10.66	22
Qualified XII (0.40)	199.597	10.64	2,124
Qualified XII (0.50)	17,939.275	10.63	190,694
Qualified XII (0.65)	8.933	10.62	95
Qualified XII (0.70)	1,562.202	10.61	16,575
Qualified XII (0.75)	22.603	10.61	240
Qualified XII (0.80)	4.776	10.61	51
Qualified XII (0.85)	152.453	10.60	1,616
Qualified XII (0.90)	29.461	10.60	312
Qualified XII (0.95)	2,268.199	10.60	24,043
Qualified XII (1.00)	18,525.456	10.59	196,185
Qualified XII (1.05)	2,756.411	10.59	29,190
Qualified XII (1.10)	1,034.483	10.59	10,955
Qualified XII (1.15)	63.539	10.58	672
Qualified XII (1.20)	471.176	10.58	4,985
Qualified XII (1.25)	615.523	10.58	6,512
Qualified XII (1.35)	23.464	10.57	248
Qualified XII (1.40)	120.692	10.56	1,275
Qualified XVI	277.746	10.56	2,933
Qualified XXI	1.889	10.61	20
Qualified XXVI	48.854	10.60	518
	94,368.121		$ 999,644
ING Pioneer High Yield Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP15	194.185	$ 10.60	$ 2,058
ING MAP PLUS NP22	218.687	10.57	2,312
ING MAP PLUS NP25	178.012	10.56	1,880
	590.884		$ 6,250

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2015 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP5	5,920.597	$ 11.83	$ 70,041
ING MAP PLUS NP6	14,466.649	11.82	170,996
ING MAP PLUS NP8	39,035.706	11.80	460,621
ING MAP PLUS NP9	17,279.302	11.79	203,723
ING MAP PLUS NP10	3,936.684	11.78	46,374
ING MAP PLUS NP11	8,030.449	11.77	94,518
ING MAP PLUS NP14	4,711.735	11.74	55,316
ING MAP PLUS NP15	63,224.156	11.73	741,619
ING MAP PLUS NP16	3,437.453	11.72	40,287
ING MAP PLUS NP17	12,542.412	11.71	146,872
ING MAP PLUS NP18	2,518.326	11.70	29,464
ING MAP PLUS NP19	429.428	11.70	5,024
ING MAP PLUS NP21	32,412.650	11.68	378,580
ING MAP PLUS NP22	26,167.470	11.67	305,374
ING MAP PLUS NP23	6.070	11.66	71
ING MAP PLUS NP25	344.122	11.64	4,006
ING MAP PLUS NP26	1,100.389	11.63	12,798
ING MAP PLUS NP28	2,295.595	11.61	26,652
ING MAP PLUS NP29	1,812.395	11.60	21,024
ING MAP PLUS NP32	15.486	11.57	179
Qualified XXXV	3,225.580	11.27	36,352
	242,912.654		$ 2,849,891
ING Solution 2015 Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 65	8,675.374	$ 11.90	$ 103,237
Qualified VI	317,056.316	11.68	3,703,218
Qualified X (1.15)	49,511.445	11.70	579,284
Qualified X (1.25)	63,729.099	11.68	744,356
Qualified XII (0.00)	1.877	11.93	22
Qualified XII (0.05)	14,941.811	11.93	178,256
Qualified XII (0.15)	15,185.959	11.90	180,713
Qualified XII (0.35)	159,880.640	11.86	1,896,184
Qualified XII (0.50)	44,451.846	11.83	525,865
Qualified XII (0.55)	138,732.407	11.82	1,639,817
Qualified XII (0.60)	74,710.396	11.81	882,330
Qualified XII (0.65)	1,169.553	11.80	13,801
Qualified XII (0.70)	5,274.357	11.79	62,185
Qualified XII (0.75)	74,166.909	11.78	873,686
Qualified XII (0.80)	394.977	11.77	4,649
Qualified XII (0.85)	37,316.832	11.76	438,846

Division/Contract	Units	Unit Value		Extended Value	
ING Solution 2015 Portfolio - Service Class (continued)					
Qualified XII (0.90)	56,247.206	$	11.75	$	660,905
Qualified XII (0.95)	87,654.130		11.74		1,029,059
Qualified XII (1.00)	25,145.592		11.73		294,958
Qualified XII (1.05)	12,403.085		11.72		145,364
Qualified XII (1.10)	5,346.738		11.71		62,610
Qualified XII (1.15)	28,239.526		11.70		330,402
Qualified XII (1.20)	351.755		11.69		4,112
Qualified XII (1.25)	9,286.991		11.68		108,472
Qualified XII (1.30)	499.380		11.67		5,828
Qualified XII (1.35)	1,232.744		11.67		14,386
Qualified XII (1.40)	2,470.574		11.66		28,807
Qualified XII (1.45)	35.606		11.65		415
Qualified XV	11,030.357		11.74		129,496
Qualified XVI	9,030.977		11.64		105,121
Qualified XVII	12,433.397		11.68		145,222
Qualified XVIII	6,124.209		11.68		71,531
Qualified XXI	5,713.348		11.77		67,246
Qualified XXVI	24.374		11.75		286
Qualified XXXII	3,091.578		11.68		36,110
Qualified XXXVI	12,037.747		11.82		142,286
	1,293,599.112			$	15,209,065
ING Solution 2025 Portfolio - Adviser Class					
Contracts in accumulation period:					
ING MAP PLUS NP5	39,447.854	$	12.29	$	484,814
ING MAP PLUS NP6	16,627.036		12.28		204,180
ING MAP PLUS NP8	38,697.546		12.25		474,045
ING MAP PLUS NP9	2,151.029		12.24		26,329
ING MAP PLUS NP10	432.750		12.23		5,293
ING MAP PLUS NP11	19,999.498		12.22		244,394
ING MAP PLUS NP14	9,014.007		12.19		109,881
ING MAP PLUS NP15	117,762.750		12.18		1,434,350
ING MAP PLUS NP17	14,835.387		12.16		180,398
ING MAP PLUS NP18	3,876.069		12.15		47,094
ING MAP PLUS NP19	21,894.017		12.14		265,793
ING MAP PLUS NP21	26,835.406		12.12		325,245
ING MAP PLUS NP22	35,484.174		12.11		429,713
ING MAP PLUS NP23	708.629		12.10		8,574
ING MAP PLUS NP26	1,838.633		12.07		22,192
ING MAP PLUS NP28	526.387		12.05		6,343
ING MAP PLUS NP29	3,805.357		12.04		45,816
ING MAP PLUS NP31	1,211.773		12.02		14,566
ING MAP PLUS NP32	5,085.674		12.01		61,079
	360,233.976			$	4,390,099

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2025 Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 65	1,916.381	$ 12.35	$ 23,667
Qualified VI	382,745.594	12.13	4,642,704
Qualified X (1.15)	4,687.426	12.15	56,952
Qualified X (1.25)	46,778.582	12.13	567,424
Qualified XII (0.05)	3,032.328	12.38	37,540
Qualified XII (0.15)	217,848.385	12.35	2,690,428
Qualified XII (0.35)	182,203.916	12.31	2,242,930
Qualified XII (0.50)	25,973.157	12.28	318,950
Qualified XII (0.55)	72,194.358	12.27	885,825
Qualified XII (0.60)	105,386.023	12.26	1,292,033
Qualified XII (0.65)	7,747.180	12.25	94,903
Qualified XII (0.70)	23,474.609	12.24	287,329
Qualified XII (0.75)	54,160.615	12.23	662,384
Qualified XII (0.80)	5,852.034	12.22	71,512
Qualified XII (0.85)	20,669.251	12.21	252,372
Qualified XII (0.90)	41,050.938	12.20	500,821
Qualified XII (0.95)	113,866.436	12.19	1,388,032
Qualified XII (1.00)	55,397.604	12.18	674,743
Qualified XII (1.05)	17,886.404	12.17	217,678
Qualified XII (1.10)	15,282.607	12.16	185,837
Qualified XII (1.15)	16,553.063	12.15	201,120
Qualified XII (1.20)	5,561.777	12.14	67,520
Qualified XII (1.25)	3,473.824	12.13	42,137
Qualified XII (1.30)	2,596.455	12.12	31,469
Qualified XII (1.35)	55.539	12.11	673
Qualified XII (1.40)	5,026.031	12.10	60,815
Qualified XII (1.45)	951.888	12.09	11,508
Qualified XII (1.50)	1,452.217	12.08	17,543
Qualified XV	215.844	12.19	2,631
Qualified XVI	7,127.397	12.08	86,099
Qualified XVII	10,607.690	12.13	128,671
Qualified XXI	21,571.539	12.22	263,604
Qualified XXVI	140.939	12.20	1,719
Qualified XXXII	989.214	12.13	11,999
Qualified XXXVI	13,234.795	12.27	162,391
	1,487,712.040		$ 18,183,963

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2035 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP5	11,262.076	$ 12.64	$ 142,353
ING MAP PLUS NP6	27,240.884	12.63	344,052
ING MAP PLUS NP8	37,888.413	12.60	477,394
ING MAP PLUS NP9	4,513.229	12.59	56,822
ING MAP PLUS NP11	34,518.902	12.57	433,903
ING MAP PLUS NP14	7,289.242	12.54	91,407
ING MAP PLUS NP15	92,491.725	12.53	1,158,921
ING MAP PLUS NP17	19,962.323	12.51	249,729
ING MAP PLUS NP18	5,174.545	12.50	64,682
ING MAP PLUS NP21	10,791.222	12.47	134,567
ING MAP PLUS NP22	46,655.253	12.46	581,324
ING MAP PLUS NP25	163.505	12.43	2,032
ING MAP PLUS NP26	1,440.039	12.42	17,885
ING MAP PLUS NP28	1,254.754	12.40	15,559
ING MAP PLUS NP29	4,217.462	12.39	52,254
ING MAP PLUS NP30	578.078	12.37	7,151
ING MAP PLUS NP32	972.651	12.35	12,012
Qualified XXXV	1,003.883	11.69	11,735
	307,418.186		$ 3,853,782
ING Solution 2035 Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 65	3,670.441	$ 12.70	$ 46,615
Qualified VI	270,076.246	12.47	3,367,851
Qualified X (1.15)	2,766.604	12.49	34,555
Qualified X (1.25)	5,619.910	12.47	70,080
Qualified XII (0.05)	7,883.601	12.74	100,437
Qualified XII (0.15)	7,111.443	12.70	90,315
Qualified XII (0.35)	221,134.444	12.66	2,799,562
Qualified XII (0.50)	31,163.769	12.63	393,598
Qualified XII (0.55)	62,393.316	12.62	787,404
Qualified XII (0.60)	48,992.188	12.61	617,791
Qualified XII (0.65)	4,364.171	12.60	54,989
Qualified XII (0.70)	12,390.357	12.59	155,995
Qualified XII (0.75)	34,727.766	12.58	436,875
Qualified XII (0.80)	724.842	12.57	9,111
Qualified XII (0.85)	8,500.693	12.56	106,769

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2035 Portfolio - Service Class (continued)			
Qualified XII (0.90)	17,858.284	$ 12.55	$ 224,121
Qualified XII (0.95)	98,929.044	12.54	1,240,570
Qualified XII (1.00)	37,686.724	12.53	472,215
Qualified XII (1.05)	23,120.810	12.52	289,473
Qualified XII (1.10)	2,582.403	12.50	32,280
Qualified XII (1.15)	23,517.289	12.49	293,731
Qualified XII (1.20)	2,549.560	12.48	31,819
Qualified XII (1.25)	11,636.468	12.47	145,107
Qualified XII (1.30)	316.571	12.46	3,944
Qualified XII (1.40)	7,592.908	12.44	94,456
Qualified XII (1.45)	77.451	12.43	963
Qualified XII (1.50)	424.878	12.42	5,277
Qualified XVI	1,702.301	12.42	21,143
Qualified XXI	4,566.622	12.57	57,402
Qualified XXV	46.880	12.58	590
Qualified XXVI	29.743	12.55	373
Qualified XXXVI	1,714.005	12.62	21,631
	955,871.732		$ 12,007,042
ING Solution 2045 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP5	997.613	$ 12.99	$ 12,959
ING MAP PLUS NP6	17,947.481	12.98	232,958
ING MAP PLUS NP8	25,563.610	12.96	331,304
ING MAP PLUS NP9	5,266.135	12.95	68,196
ING MAP PLUS NP10	367.100	12.93	4,747
ING MAP PLUS NP11	12,541.266	12.92	162,033
ING MAP PLUS NP13	9,885.129	12.90	127,518
ING MAP PLUS NP14	1,839.947	12.89	23,717
ING MAP PLUS NP15	79,684.605	12.88	1,026,338
ING MAP PLUS NP16	5.860	12.87	75
ING MAP PLUS NP17	10,046.122	12.86	129,193
ING MAP PLUS NP18	1,398.299	12.85	17,968
ING MAP PLUS NP19	101.174	12.84	1,299
ING MAP PLUS NP21	1,370.419	12.82	17,569
ING MAP PLUS NP22	1,890.351	12.81	24,215
ING MAP PLUS NP25	1.287	12.77	16
ING MAP PLUS NP26	175.158	12.76	2,235
ING MAP PLUS NP28	2,894.883	12.74	36,881
ING MAP PLUS NP29	786.271	12.73	10,009
ING MAP PLUS NP30	192.616	12.72	2,450
ING MAP PLUS NP31	787.382	12.71	10,008
ING MAP PLUS NP32	624.039	12.70	7,925
	174,366.747		$ 2,249,613

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2045 Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 65	14,143.492	$ 13.04	$ 184,431
Qualified VI	192,260.362	12.81	2,462,855
Qualified X (1.15)	6,682.315	12.83	85,734
Qualified X (1.25)	17,138.511	12.81	219,544
Qualified XII (0.05)	7,199.277	13.08	94,167
Qualified XII (0.15)	19,579.812	13.05	255,517
Qualified XII (0.35)	67,196.115	13.01	874,221
Qualified XII (0.50)	15,262.950	12.97	197,960
Qualified XII (0.55)	22,035.790	12.96	285,584
Qualified XII (0.60)	22,333.377	12.95	289,217
Qualified XII (0.65)	2,319.243	12.94	30,011
Qualified XII (0.70)	3,580.295	12.93	46,293
Qualified XII (0.75)	21,097.783	12.92	272,583
Qualified XII (0.80)	5,315.021	12.91	68,617
Qualified XII (0.85)	7,939.786	12.90	102,423
Qualified XII (0.90)	9,507.279	12.89	122,549
Qualified XII (0.95)	40,245.227	12.88	518,359
Qualified XII (1.00)	66,361.043	12.87	854,067
Qualified XII (1.05)	15,839.138	12.85	203,533
Qualified XII (1.10)	4,649.546	12.84	59,700
Qualified XII (1.15)	5,417.272	12.83	69,504
Qualified XII (1.20)	2,224.653	12.82	28,520
Qualified XII (1.25)	4,297.892	12.81	55,056
Qualified XII (1.30)	130.666	12.80	1,673
Qualified XII (1.35)	18.808	12.79	241
Qualified XII (1.40)	5,998.155	12.78	76,656
Qualified XII (1.45)	35.774	12.77	457
Qualified XVI	6,472.878	12.76	82,594
Qualified XXI	3,166.227	12.91	40,876
Qualified XXVI	4.689	12.89	60
Qualified XXXVI	195.475	12.96	2,533
	588,648.851		$ 7,585,535

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Solution Income Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP5	3,967.984	$ 11.07	$ 43,926
ING MAP PLUS NP6	36,059.297	11.06	398,816
ING MAP PLUS NP8	70,931.283	11.04	783,081
ING MAP PLUS NP11	4,424.775	11.01	48,717
ING MAP PLUS NP14	158.808	10.99	1,745
ING MAP PLUS NP15	28,808.256	10.98	316,315
ING MAP PLUS NP17	61.806	10.96	677
ING MAP PLUS NP18	708.321	10.95	7,756
ING MAP PLUS NP21	4,889.614	10.92	53,395
ING MAP PLUS NP22	0.916	10.91	10
ING MAP PLUS NP25	7.463	10.89	81
ING MAP PLUS NP26	112.950	10.88	1,229
ING MAP PLUS NP28	8.370	10.86	91
ING MAP PLUS NP29	68.652	10.85	745
	150,208.495		$ 1,656,584
ING Solution Income Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	81,540.626	$ 10.92	$ 890,424
Qualified X (1.15)	7,039.343	10.94	77,010
Qualified X (1.25)	41,194.821	10.92	449,847
Qualified XII (0.15)	4,158.268	11.13	46,282
Qualified XII (0.35)	30,470.796	11.09	337,921
Qualified XII (0.50)	45,575.773	11.06	504,068
Qualified XII (0.55)	6,209.577	11.05	68,616
Qualified XII (0.60)	597.883	11.04	6,601
Qualified XII (0.65)	66.928	11.03	738
Qualified XII (0.70)	446.387	11.03	4,924
Qualified XII (0.75)	4,759.019	11.02	52,444
Qualified XII (0.80)	152.238	11.01	1,676
Qualified XII (0.85)	139.889	11.00	1,539
Qualified XII (0.90)	8,586.471	10.99	94,365
Qualified XII (0.95)	2,825.437	10.98	31,023
Qualified XII (1.00)	8,772.326	10.97	96,232
Qualified XII (1.05)	1,816.696	10.96	19,911
Qualified XII (1.10)	350.957	10.95	3,843
Qualified XII (1.20)	128.767	10.93	1,407
Qualified XII (1.25)	3,215.336	10.92	35,111
Qualified XII (1.40)	108.817	10.90	1,186
Qualified XII (1.45)	8.111	10.89	88
Qualified XVI	1,883.313	10.88	20,490
	250,047.779		$ 2,745,746

Division/Contract	Units	Unit Value		Extended Value	
ING T. Rowe Price Diversified Mid Cap Growth					
Portfolio - Adviser Class					
Contracts in accumulation period:					
Qualified XXXV	3,450.098	$	11.31	$	39,021
	3,450.098			$	39,021
ING T. Rowe Price Diversified Mid Cap Growth					
Portfolio - Initial Class					
Currently payable annuity contracts:	28,899.566	$	12.10	$	349,685
Contracts in accumulation period:					
ING Custom Choice 65	110,006.954		12.72		1,399,288
ING MAP PLUS NP8	113.084		10.71		1,211
ING MAP PLUS NP12	20.223		10.69		216
ING MAP PLUS NP15	6.369		10.67		68
ING MAP PLUS NP18	1,015.834		10.65		10,819
ING MAP PLUS NP20	444.388		10.64		4,728
ING MAP PLUS NP29	77.808		10.59		824
Qualified V	1,691.314		11.92		20,160
Qualified VI	13,974,045.620		11.95		166,989,845
Qualified VIII	16,106.323		11.95		192,471
Qualified X (1.15)	393,556.570		11.98		4,714,808
Qualified X (1.25)	950,248.891		11.95		11,355,474
Qualified XII (0.05)	183,785.620		12.65		2,324,888
Qualified XII (0.25)	228,420.971		12.18		2,782,167
Qualified XII (0.35)	63,034.521		12.16		766,500
Qualified XII (0.45)	951.592		12.14		11,552
Qualified XII (0.50)	565,760.829		12.52		7,083,326
Qualified XII (0.55)	89,103.715		12.11		1,079,046
Qualified XII (0.55)	163,498.801		12.11		1,979,970
Qualified XII (0.60)	614,774.260		12.10		7,438,769
Qualified XII (0.65)	145,786.495		12.09		1,762,559
Qualified XII (0.70)	564,689.136		12.08		6,821,445
Qualified XII (0.75)	726,267.387		12.07		8,766,047
Qualified XII (0.80)	1,312,088.473		12.44		16,322,381
Qualified XII (0.85)	1,236,768.785		12.04		14,890,696
Qualified XII (0.90)	97,619.177		12.42		1,212,430
Qualified XII (0.95)	1,147,116.245		12.02		13,788,337
Qualified XII (1.00)	3,007,898.578		12.01		36,124,862
Qualified XII (1.05)	411,710.762		12.00		4,940,529
Qualified XII (1.10)	272,768.391		11.99		3,270,493
Qualified XII (1.15)	272,350.037		12.35		3,363,523
Qualified XII (1.20)	121,511.075		11.97		1,454,488
Qualified XII (1.25)	139,017.888		12.32		1,712,700
Qualified XII (1.30)	8,139.003		12.31		100,191

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Diversified Mid Cap Growth			
Portfolio - Initial Class (continued)			
Qualified XII (1.35)	28,554.281	11.93	340,653
Qualified XII (1.40)	62,135.786	11.92	740,659
Qualified XII (1.45)	5,425.647	11.91	64,619
Qualified XII (1.50)	14,603.170	11.90	173,778
Qualified XV	130,682.156	12.02	1,570,800
Qualified XVI	321,463.710	11.90	3,825,418
Qualified XVII	17,771.835	11.95	212,373
Qualified XVIII	38,008.696	11.95	454,204
Qualified XXI	298,591.329	12.06	3,601,011
Qualified XXII	95.188	12.14	1,156
Qualified XXV	192,168.880	12.07	2,319,478
Qualified XXVI	138,137.086	12.03	1,661,789
Qualified XXVII	4,225,985.690	12.09	51,092,167
Qualified XXVIII	435,740.063	12.09	5,268,097
Qualified XXXII	23,875.425	11.95	285,311
Qualified XXXVI	219,788.707	12.11	2,661,641
	33,002,322.334		$ 397,309,650
ING T. Rowe Price Diversified Mid Cap Growth			
Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP5	3,650.086	$ 12.27	$ 44,787
ING MAP PLUS NP8	1,329.132	12.21	16,229
ING MAP PLUS NP12	6,126.581	12.14	74,377
ING MAP PLUS NP15	10,118.275	12.09	122,330
ING MAP PLUS NP20	12,275.619	12.00	147,307
ING MAP PLUS NP23	570.495	11.95	6,817
ING MAP PLUS NP26	28.089	11.90	334
Qualified VI	22.438	8.90	200
Qualified XII (1.00)	1,347.893	9.01	12,145
	35,468.608		$ 424,526
ING T. Rowe Price Growth Equity Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	12,367.864	$ 11.53	$ 142,601
	12,367.864		$ 142,601

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity Portfolio - Initial Class			
Currently payable annuity contracts:	78,578.640	$9.60 to $15.98	$ 1,102,743
Contracts in accumulation period:			
ING Custom Choice 62	1,792.785	13.10	23,485
ING Custom Choice 65	64,666.563	12.90	834,199
Qualified V	1,507.597	24.03	36,228
Qualified VI	4,049,154.545	23.96	97,017,743
Qualified VIII	3,558.360	24.45	87,002
Qualified X (1.15)	174,505.834	27.15	4,737,833
Qualified X (1.25)	288,298.715	26.84	7,737,938
Qualified XII (0.05)	24,116.511	25.68	619,312
Qualified XII (0.25)	2,491.797	15.83	39,445
Qualified XII (0.30)	70.664	15.77	1,114
Qualified XII (0.35)	27,673.909	15.70	434,480
Qualified XII (0.40)	222,140.437	23.83	5,293,607
Qualified XII (0.45)	558.249	15.56	8,686
Qualified XII (0.50)	424,529.145	16.20	6,877,372
Qualified XII (0.55)	120,195.389	15.43	1,854,615
Qualified XII (0.60)	179,278.653	15.36	2,753,720
Qualified XII (0.65)	175,551.097	15.30	2,685,932
Qualified XII (0.70)	331,351.568	15.23	5,046,484
Qualified XII (0.75)	439,097.723	15.17	6,661,112
Qualified XII (0.80)	578,885.195	16.64	9,632,650
Qualified XII (0.85)	339,736.870	23.04	7,827,537
Qualified XII (0.90)	26,957.771	16.01	431,594
Qualified XII (0.95)	779,166.300	22.79	17,757,200
Qualified XII (1.00)	1,002,605.768	22.67	22,729,073
Qualified XII (1.05)	130,093.805	22.55	2,933,615
Qualified XII (1.10)	62,740.826	22.43	1,407,277
Qualified XII (1.15)	81,984.866	22.31	1,829,082
Qualified XII (1.20)	27,031.837	22.19	599,836
Qualified XII (1.25)	69,188.676	22.08	1,527,686
Qualified XII (1.30)	3,560.700	21.96	78,193
Qualified XII (1.35)	12,834.586	21.84	280,307
Qualified XII (1.40)	17,140.624	21.73	372,466
Qualified XII (1.45)	2,136.436	21.61	46,168
Qualified XII (1.50)	1,236.706	21.50	26,589
Qualified XV	12,348.451	24.69	304,883
Qualified XVI	116,940.550	23.39	2,735,239
Qualified XVII	16,010.911	23.96	383,621
Qualified XVIII	13,023.485	26.84	349,550
Qualified XXI	53,822.556	24.98	1,344,487
Qualified XXII	51.385	25.39	1,305
Qualified XXV	15,001.464	24.72	370,836
Qualified XXVI	24,903.873	24.49	609,896
Qualified XXVII	1,417,849.514	28.07	39,799,036

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity Portfolio - Initial Class (continued)			
Qualified XXVIII	843,113.818	$ 27.98	$ 23,590,325
Qualified XXXII	14,060.671	13.23	186,023
Qualified XXXIII (0.65)	6,338.645	13.43	85,128
Qualified XXXVI	33,622.370	13.50	453,902
	12,311,506.840		$ 281,546,554
ING T. Rowe Price Growth Equity Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP5	7,009.929	$ 12.82	$ 89,867
ING MAP PLUS NP10	15,364.268	12.73	195,587
ING MAP PLUS NP13	752.356	12.67	9,532
ING MAP PLUS NP15	17,966.507	12.64	227,097
ING MAP PLUS NP16	1,777.944	12.62	22,438
ING MAP PLUS NP17	4,154.291	12.60	52,344
ING MAP PLUS NP23	5,143.300	12.49	64,240
ING MAP PLUS NP25	252.953	12.45	3,149
ING MAP PLUS NP26	1,810.287	12.44	22,520
ING MAP PLUS NP27	1,448.587	12.42	17,991
ING MAP PLUS NP28	1,141.162	12.40	14,150
ING MAP PLUS NP30	234.049	12.36	2,893
ING MAP PLUS NP31	126.642	12.35	1,564
ING MAP PLUS NP32	271.753	12.33	3,351
Qualified XII (1.00)	9,856.767	14.27	140,656
	67,310.795		$ 867,379
ING Templeton Foreign Equity Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	14,186.036	$ 11.18	$ 158,600
Qualified XII (0.50)	672.910	11.23	7,557
Qualified XII (0.60)	208.502	11.22	2,339
Qualified XII (0.65)	247.340	11.22	2,775
Qualified XII (0.70)	69.963	11.22	785
Qualified XII (0.75)	2,060.890	11.21	23,103
Qualified XII (0.80)	314.916	11.21	3,530
Qualified XII (0.85)	769.870	11.21	8,630
Qualified XII (0.90)	83.430	11.20	934
Qualified XII (0.95)	436.601	11.20	4,890
Qualified XII (1.00)	6,797.903	11.19	76,069
Qualified XII (1.05)	287.029	11.19	3,212
Qualified XII (1.10)	468.004	11.19	5,237
Qualified XII (1.15)	19.840	11.18	222
Qualified XII (1.20)	0.992	11.18	11
Qualified XII (1.25)	48.400	11.18	541
Qualified XII (1.40)	261.066	11.16	2,913
Qualified XVI	2.215	11.16	25
Qualified XXI	28.925	11.21	324
	26,964.832		$ 301,697

Division/Contract	Units	Unit Value	Extended Value
ING Thornburg Value Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	4,521.843	$ 11.85	$ 53,584
	4,521.843		$ 53,584
ING Thornburg Value Portfolio - Initial Class			
Currently payable annuity contracts:	21,862.088	$7.15 to $27.63	$ 319,462
Contracts in accumulation period:			
ING Custom Choice 65	9,697.446	12.59	122,091
Qualified V	272.981	27.17	7,417
Qualified VI	1,196,909.648	27.63	33,070,614
Qualified VIII	4,122.341	23.74	97,864
Qualified X (1.15)	38,176.073	12.11	462,312
Qualified X (1.25)	138,136.826	12.01	1,659,023
Qualified XII (0.05)	8,014.906	29.61	237,321
Qualified XII (0.25)	1,317.266	13.25	17,454
Qualified XII (0.35)	4,908.913	13.13	64,454
Qualified XII (0.40)	121,359.201	19.20	2,330,097
Qualified XII (0.45)	78.451	13.02	1,021
Qualified XII (0.50)	69,751.845	13.75	959,088
Qualified XII (0.55)	57,468.925	12.91	741,924
Qualified XII (0.60)	48,016.932	12.85	617,018
Qualified XII (0.65)	17,273.544	12.80	221,101
Qualified XII (0.70)	151,622.476	12.74	1,931,670
Qualified XII (0.75)	112,115.295	12.69	1,422,743
Qualified XII (0.80)	169,428.927	14.30	2,422,834
Qualified XII (0.85)	281,687.401	18.56	5,228,118
Qualified XII (0.90)	18,923.937	13.71	259,447
Qualified XII (0.95)	170,795.035	18.36	3,135,797
Qualified XII (1.00)	905,678.767	18.26	16,537,694
Qualified XII (1.05)	56,833.159	18.17	1,032,658
Qualified XII (1.10)	40,272.331	18.07	727,721
Qualified XII (1.15)	50,052.430	17.97	899,442
Qualified XII (1.20)	13,279.971	17.88	237,446
Qualified XII (1.25)	18,312.503	17.78	325,596
Qualified XII (1.30)	1,157.800	17.69	20,481
Qualified XII (1.35)	1,102.590	17.60	19,406
Qualified XII (1.40)	14,659.120	17.50	256,535
Qualified XII (1.45)	1,214.075	17.41	21,137
Qualified XII (1.50)	628.749	17.32	10,890
Qualified XV	13,953.367	28.48	397,392
Qualified XVI	25,118.342	26.97	677,442
Qualified XVII	568.591	27.63	15,710

Division/Contract	Units	Unit Value	Extended Value
ING Thornburg Value Portfolio - Initial Class (continued)			
Qualified XVIII	4,191.792	12.01	50,343
Qualified XXI	12,777.350	28.80	367,988
Qualified XXV	6,117.620	28.51	174,413
Qualified XXVI	4,138.978	28.24	116,885
Qualified XXVII	1,062,399.742	34.10	36,227,831
Qualified XXVIII	108,046.743	34.00	3,673,589
Qualified XXXII	3,557.843	13.35	47,497
Qualified XXXVI	17,011.063	11.51	195,797
	5,003,013.383		$ 117,362,763
ING UBS U.S. Large Cap Equity Portfolio - Initial Class			
Currently payable annuity contracts:	103,927.624	$13.58 to $14.52	$ 1,490,076
Contracts in accumulation period:			
ING Custom Choice 62	317.044	13.99	4,435
ING Custom Choice 65	42,867.681	12.91	553,422
Qualified V	739.311	18.74	13,855
Qualified VI	3,259,525.464	19.17	62,485,103
Qualified VII	60,397.233	16.25	981,455
Qualified VIII	8,229.871	16.16	132,995
Qualified IX	2,665.650	16.25	43,317
Qualified X (1.15)	91,910.633	19.43	1,785,824
Qualified X (1.25)	250,024.750	19.17	4,792,974
Qualified XII (0.05)	18,829.019	20.55	386,936
Qualified XII (0.25)	5,132.519	13.13	67,390
Qualified XII (0.35)	7,581.081	13.01	98,630
Qualified XII (0.40)	106,062.124	13.03	1,381,989
Qualified XII (0.45)	850.598	12.90	10,973
Qualified XII (0.50)	136,454.354	13.52	1,844,863
Qualified XII (0.55)	54,312.113	12.79	694,652
Qualified XII (0.60)	130,674.979	12.74	1,664,799
Qualified XII (0.65)	36,134.099	12.68	458,180
Qualified XII (0.70)	165,286.778	12.63	2,087,572
Qualified XII (0.75)	214,135.369	12.57	2,691,682
Qualified XII (0.80)	340,345.279	13.86	4,717,186
Qualified XII (0.85)	491,808.767	12.59	6,191,872
Qualified XII (0.90)	22,157.280	13.38	296,464
Qualified XII (0.95)	286,179.215	12.46	3,565,793
Qualified XII (1.00)	839,607.518	12.39	10,402,737
Qualified XII (1.05)	63,926.520	12.33	788,214
Qualified XII (1.10)	44,742.068	12.26	548,538
Qualified XII (1.15)	105,153.436	12.20	1,282,872
Qualified XII (1.20)	9,745.892	12.13	118,218

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Large Cap Equity			
Portfolio - Initial Class (continued)			
Qualified XII (1.25)	30,367.258	12.07	366,533
Qualified XII (1.30)	769.142	12.00	9,230
Qualified XII (1.35)	6,998.102	11.94	83,557
Qualified XII (1.40)	9,649.298	11.88	114,634
Qualified XII (1.45)	2,145.113	11.81	25,334
Qualified XII (1.50)	1,013.319	11.75	11,906
Qualified XV	14,727.646	19.76	291,018
Qualified XVI	78,042.881	18.71	1,460,182
Qualified XVII	41,846.478	19.17	802,197
Qualified XVIII	16,189.940	19.17	310,361
Qualified XIX	1,625.054	12.63	20,524
Qualified XX	1,317.200	16.62	21,892
Qualified XXI	33,806.872	19.99	675,799
Qualified XXV	7,356.109	19.78	145,504
Qualified XXVI	8,853.528	19.59	173,441
Qualified XXVII	754,937.881	18.47	13,943,703
Qualified XXVIII	129,701.819	18.41	2,387,810
Qualified XXIX	3,383.576	16.62	56,235
Qualified XXX	37,424.422	16.37	612,638
Qualified XXXII	90,207.948	14.31	1,290,876
Qualified XXXVI	68,910.263	13.09	902,035
	8,238,998.118		$ 135,288,425
ING UBS U.S. Large Cap Equity Portfolio - Service Class			
Contracts in accumulation period:			
Qualified XII (1.00)	291.545	$ 11.05	$ 3,222
	291.545		$ 3,222
ING UBS U.S. Small Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	1,176.428	$ 9.70	$ 11,411
Qualified XII (0.40)	500.849	9.76	4,888
Qualified XII (0.70)	263.641	9.74	2,568
Qualified XII (0.80)	42.513	9.73	414
Qualified XII (0.95)	211.461	9.72	2,055
Qualified XII (1.00)	3.660	9.72	36
Qualified XII (1.10)	203.645	9.71	1,977
Qualified XII (1.25)	85.731	9.70	832
	2,487.928		$ 24,181
ING Van Kampen Comstock Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	12,566.406	$ 11.98	$ 150,546
	12,566.406		$ 150,546

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Comstock Portfolio - Service Class			
Currently payable annuity contracts:	136,588.008	$13.23 to $14.40	$ 1,936,200
Contracts in accumulation period:			
ING Custom Choice 62	2,284.635	13.56	30,980
ING Custom Choice 65	5,086.270	12.38	62,968
ING MAP PLUS NP11	5,955.879	13.40	79,809
ING MAP PLUS NP13	739.332	13.36	9,877
ING MAP PLUS NP15	85,102.815	13.32	1,133,569
ING MAP PLUS NP16	3,629.985	13.30	48,279
ING MAP PLUS NP17	11,128.842	13.28	147,791
ING MAP PLUS NP18	1.932	13.27	26
ING MAP PLUS NP19	1,994.014	13.25	26,421
ING MAP PLUS NP21	2,483.852	13.21	32,812
ING MAP PLUS NP22	534.701	13.19	7,053
ING MAP PLUS NP23	1,198.448	13.17	15,784
ING MAP PLUS NP24	7,830.458	13.15	102,971
ING MAP PLUS NP26	6.069	13.11	80
ING MAP PLUS NP27	740.611	13.09	9,695
ING MAP PLUS NP28	508.196	13.07	6,642
ING MAP PLUS NP31	118.852	13.02	1,547
Qualified V	332.657	14.23	4,734
Qualified VI	2,244,782.203	14.34	32,190,177
Qualified X (1.15)	75,477.745	14.41	1,087,634
Qualified X (1.25)	309,788.235	14.34	4,442,363
Qualified XII (0.30)	75.225	14.99	1,128
Qualified XII (0.35)	191.322	14.96	2,862
Qualified XII (0.50)	152,559.877	14.85	2,265,514
Qualified XII (0.55)	12,798.634	14.82	189,676
Qualified XII (0.60)	59,420.660	14.78	878,237
Qualified XII (0.65)	11,448.961	14.75	168,872
Qualified XII (0.70)	77,053.146	14.71	1,133,452
Qualified XII (0.75)	98,981.393	14.68	1,453,047
Qualified XII (0.80)	317,132.789	14.65	4,645,995
Qualified XII (0.85)	210,807.045	14.61	3,079,891
Qualified XII (0.90)	35,209.656	14.58	513,357
Qualified XII (0.95)	215,373.387	14.54	3,131,529
Qualified XII (1.00)	1,327,633.675	14.51	19,263,965
Qualified XII (1.05)	63,369.117	14.48	917,585
Qualified XII (1.10)	15,118.898	14.44	218,317
Qualified XII (1.15)	24,864.254	14.41	358,294
Qualified XII (1.20)	8,121.132	14.37	116,701
Qualified XII (1.25)	71,554.798	14.34	1,026,096
Qualified XII (1.30)	458.363	14.31	6,559

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Comstock			
Portfolio - Service Class (continued)			
Qualified XII (1.35)	2,121.552	$ 14.27	$ 30,275
Qualified XII (1.40)	3,181.220	14.24	45,301
Qualified XII (1.45)	1,909.331	14.21	27,132
Qualified XII (1.50)	333.682	14.17	4,728
Qualified XV	5,138.477	14.54	74,713
Qualified XVI	25,346.649	14.17	359,162
Qualified XVII	11,327.713	14.34	162,439
Qualified XVIII	7,686.784	14.51	111,535
Qualified XXI	9,042.904	14.65	132,479
Qualified XXV	6,641.659	14.68	97,500
Qualified XXVI	1,221.848	14.58	17,815
Qualified XXVII	1,075,447.726	16.94	18,218,084
Qualified XXXII	5,024.504	14.10	70,846
Qualified XXXIII (0.40)	9,784.057	14.97	146,467
	6,762,694.177		$ 100,246,965
ING Van Kampen Equity and Income			
Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	1,884.238	$ 11.38	$ 21,443
	1,884.238		$ 21,443
ING Van Kampen Equity and Income			
Portfolio - Initial Class			
Currently payable annuity contracts:	146,606.790	$11.77 to $11.98	$ 1,750,160
Contracts in accumulation period:			
ING Custom Choice 62	79.975	11.89	951
ING Custom Choice 65	51,529.171	12.29	633,294
Qualified V	2,817.581	11.86	33,417
Qualified VI	11,899,869.560	11.89	141,489,449
Qualified VIII	14,815.102	11.89	176,152
Qualified X (1.15)	476,388.509	11.91	5,673,787
Qualified X (1.25)	1,328,864.013	11.89	15,800,193
Qualified XII (0.05)	113,897.743	12.63	1,438,528
Qualified XII (0.25)	773,134.008	12.12	9,370,384
Qualified XII (0.30)	132.285	12.11	1,602
Qualified XII (0.35)	39,629.106	12.09	479,116
Qualified XII (0.40)	1,425,457.167	12.48	17,789,705
Qualified XII (0.45)	182.851	12.07	2,207
Qualified XII (0.50)	534,406.104	12.50	6,680,076
Qualified XII (0.55)	175,934.551	12.05	2,120,011
Qualified XII (0.55)	725,802.761	12.05	8,745,923
Qualified XII (0.60)	408,718.376	12.04	4,920,969
Qualified XII (0.65)	372,013.750	12.03	4,475,325
Qualified XII (0.70)	439,900.816	12.02	5,287,608
Qualified XII (0.75)	958,188.313	12.00	11,498,260
Qualified XII (0.80)	1,370,748.633	12.42	17,024,698

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Equity and Income Portfolio - Initial Class (continued)			
Qualified XII (0.85)	1,124,602.808	$ 11.98	$ 13,472,742
Qualified XII (0.90)	65,225.503	12.40	808,796
Qualified XII (0.95)	879,941.640	11.96	10,524,102
Qualified XII (1.00)	3,855,108.784	11.95	46,068,550
Qualified XII (1.05)	587,280.058	11.94	7,012,124
Qualified XII (1.10)	250,896.246	11.93	2,993,192
Qualified XII (1.15)	236,757.380	12.33	2,919,218
Qualified XII (1.20)	153,266.027	11.90	1,823,866
Qualified XII (1.25)	299,370.816	12.31	3,685,255
Qualified XII (1.30)	12,529.574	12.29	153,988
Qualified XII (1.35)	26,429.878	11.87	313,723
Qualified XII (1.40)	72,543.407	11.86	860,365
Qualified XII (1.45)	14,293.781	11.85	169,381
Qualified XII (1.50)	7,362.783	11.84	87,175
Qualified XV	43,020.431	11.96	514,524
Qualified XVI	278,531.436	11.84	3,297,812
Qualified XVII	7,472.714	11.89	88,851
Qualified XVIII	62,318.976	11.89	740,973
Qualified XXI	126,104.238	11.99	1,511,990
Qualified XXV	165,288.094	12.00	1,983,457
Qualified XXVI	43,012.533	11.97	514,860
Qualified XXVII	1,816,695.997	11.97	21,745,851
Qualified XXXII	35,175.378	11.89	418,235
Qualified XXXIII (0.65)	12,528.251	12.03	150,715
Qualified XXXVI	110,104.362	12.05	1,326,758
	31,544,978.260		$ 378,578,318
ING Van Kampen Equity and Income Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	0.071	$ 38.19	$ 3
Qualified X (1.25)	1,075.939	12.33	13,266
Qualified XII (0.60)	7.053	39.49	279
Qualified XII (1.00)	1,974.634	38.69	76,399
	3,057.697		$ 89,947

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Conservative			
Portfolio - Class I			
Currently payable annuity contracts:	63,701.150	$11.45 to $18.66	$ 803,830
Contracts in accumulation period:			
ING Custom Choice 65	9,480.345	11.41	108,171
ING MAP PLUS NP5	1,602.849	11.84	18,978
ING MAP PLUS NP7	1,371.044	11.80	16,178
ING MAP PLUS NP10	2,805.146	11.75	32,960
ING MAP PLUS NP11	1,062.199	11.73	12,460
ING MAP PLUS NP12	16,506.637	11.72	193,458
ING MAP PLUS NP14	3,880.303	11.68	45,322
ING MAP PLUS NP15	130,557.726	11.67	1,523,609
ING MAP PLUS NP17	43.055	11.63	501
ING MAP PLUS NP18	5,185.584	11.61	60,205
ING MAP PLUS NP19	3,154.637	11.60	36,594
ING MAP PLUS NP20	16,615.292	11.58	192,405
ING MAP PLUS NP21	22,353.302	11.56	258,404
ING MAP PLUS NP22	1,240.731	11.55	14,330
ING MAP PLUS NP23	123.154	11.53	1,420
ING MAP PLUS NP24	1,334.323	11.51	15,358
ING MAP PLUS NP26	3,394.960	11.48	38,974
ING MAP PLUS NP28	1,693.654	11.45	19,392
ING MAP PLUS NP29	85.891	11.43	982
ING MAP PLUS NP30	2,336.729	11.41	26,662
Qualified V	97.314	18.33	1,784
Qualified VI	636,203.103	18.66	11,871,550
Qualified X (1.15)	52,255.043	18.96	990,756
Qualified X (1.25)	73,884.813	18.74	1,384,601
Qualified XII (0.00)	12.532	14.62	183
Qualified XII (0.05)	11,237.202	20.00	224,744
Qualified XII (0.25)	103.729	14.31	1,484
Qualified XII (0.35)	734.016	14.19	10,416
Qualified XII (0.40)	113,363.824	18.38	2,083,627
Qualified XII (0.45)	20.575	14.06	289
Qualified XII (0.50)	13,310.161	14.31	190,468
Qualified XII (0.55)	18,283.733	13.94	254,875
Qualified XII (0.60)	42,681.626	13.88	592,421
Qualified XII (0.65)	1,901.405	13.82	26,277
Qualified XII (0.70)	63,260.671	13.76	870,467
Qualified XII (0.75)	52,965.186	13.71	726,153
Qualified XII (0.80)	91,758.132	14.15	1,298,378
Qualified XII (0.85)	38,641.193	17.77	686,654
Qualified XII (0.90)	3,859.110	13.94	53,796
Qualified XII (0.95)	72,182.342	17.58	1,268,966

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Conservative			
Portfolio - Class I (continued)			
Qualified XII (1.00)	316,488.780	$ 17.48	$ 5,532,224
Qualified XII (1.05)	40,537.876	17.39	704,954
Qualified XII (1.10)	47,213.138	17.30	816,787
Qualified XII (1.15)	42,794.223	17.21	736,489
Qualified XII (1.20)	6,302.834	17.12	107,905
Qualified XII (1.25)	13,450.414	17.03	229,061
Qualified XII (1.30)	4,061.920	16.94	68,809
Qualified XII (1.35)	63.928	16.85	1,077
Qualified XII (1.40)	7,952.739	16.76	133,288
Qualified XII (1.45)	917.312	16.67	15,292
Qualified XII (1.50)	248.995	16.58	4,128
Qualified XV	786.530	19.23	15,125
Qualified XVI	17,521.766	18.21	319,071
Qualified XVII	12,396.304	19.30	239,249
Qualified XVIII	32,993.510	19.38	639,414
Qualified XXI	4,794.604	19.45	93,255
Qualified XXV	6,555.385	19.44	127,437
Qualified XXVI	1,084.561	19.25	20,878
Qualified XXVII	97,184.222	18.96	1,842,613
Qualified XXVIII	91,489.524	18.90	1,729,152
Qualified XXXII	6,496.775	11.91	77,377
Qualified XXXIII (0.65)	2,573.615	12.76	32,839
Qualified XXXVI	6,007.208	12.84	77,133
	2,335,200.584		$ 39,521,639
ING VP Strategic Allocation Growth Portfolio - Class I			
Currently payable annuity contracts:	34,303.790	$11.07 to $14.31	$ 457,511
Contracts in accumulation period:			
ING Custom Choice 65	25,405.580	12.44	316,045
ING MAP PLUS NP5	6,443.870	13.06	84,157
ING MAP PLUS NP7	553.457	13.03	7,212
ING MAP PLUS NP10	2,126.625	12.97	27,582
ING MAP PLUS NP11	27,295.776	12.95	353,480
ING MAP PLUS NP12	19,123.035	12.93	247,261
ING MAP PLUS NP13	3,746.308	12.91	48,365
ING MAP PLUS NP14	1,961.871	12.89	25,289
ING MAP PLUS NP15	15,013.627	12.88	193,376
ING MAP PLUS NP17	242.455	12.84	3,113
ING MAP PLUS NP18	201.051	12.82	2,577
ING MAP PLUS NP19	3,942.419	12.80	50,463
ING MAP PLUS NP20	32,721.406	12.78	418,180
ING MAP PLUS NP21	35,524.415	12.76	453,292

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Growth			
Portfolio - Class I (continued)			
ING MAP PLUS NP22	2,306.641	12.75	29,410
ING MAP PLUS NP23	948.706	12.73	12,077
ING MAP PLUS NP26	3,894.470	12.67	49,343
ING MAP PLUS NP28	5,631.639	12.64	71,184
ING MAP PLUS NP29	29.113	12.62	367
ING MAP PLUS NP30	1,408.365	12.60	17,745
Qualified V	235.971	20.48	4,833
Qualified VI	1,757,978.867	20.86	36,671,439
Qualified VIII	8.582	20.84	179
Qualified X (1.15)	75,152.543	21.70	1,630,810
Qualified X (1.25)	166,555.181	21.45	3,572,609
Qualified XII (0.00)	0.877	13.85	12
Qualified XII (0.05)	7,998.067	22.35	178,757
Qualified XII (0.25)	1,440.266	13.55	19,516
Qualified XII (0.35)	8,061.404	13.44	108,345
Qualified XII (0.40)	136,574.671	19.79	2,702,813
Qualified XII (0.50)	38,454.312	13.73	527,978
Qualified XII (0.55)	58,054.233	13.21	766,896
Qualified XII (0.60)	49,500.729	13.15	650,935
Qualified XII (0.65)	7,638.429	13.10	100,063
Qualified XII (0.70)	181,503.643	13.04	2,366,808
Qualified XII (0.75)	190,980.989	12.98	2,478,933
Qualified XII (0.80)	191,012.443	13.75	2,626,421
Qualified XII (0.85)	115,492.382	19.13	2,209,369
Qualified XII (0.90)	24,534.695	13.44	329,746
Qualified XII (0.95)	114,464.740	18.93	2,166,818
Qualified XII (1.00)	596,799.537	18.83	11,237,735
Qualified XII (1.05)	163,468.247	18.73	3,061,760
Qualified XII (1.10)	72,441.440	18.63	1,349,584
Qualified XII (1.15)	88,680.193	18.53	1,643,244
Qualified XII (1.20)	21,194.227	18.43	390,610
Qualified XII (1.25)	38,767.286	18.33	710,604
Qualified XII (1.30)	9,355.861	18.24	170,651
Qualified XII (1.35)	186.819	18.14	3,389
Qualified XII (1.40)	11,759.899	18.04	212,149
Qualified XII (1.45)	513.897	17.95	9,224
Qualified XII (1.50)	2,872.387	17.85	51,272
Qualified XV	4,908.394	21.49	105,481
Qualified XVI	33,504.153	20.35	681,810
Qualified XVIII	5,087.015	22.18	112,830
Qualified XXI	11,975.285	21.74	260,343
Qualified XXII	1,446.195	22.10	31,961
Qualified XXV	7,253.322	21.72	157,542
Qualified XXVI	319.774	21.51	6,878

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Growth			
Portfolio - Class I (continued)			
Qualified XXVII	136,097.245	$ 21.18	$ 2,882,540
Qualified XXVIII	149,556.178	21.12	3,158,626
Qualified XXXII	6,724.487	13.37	89,906
Qualified XXXIII (0.65)	515.920	13.67	7,053
Qualified XXXVI	20,364.390	13.75	280,010
	4,732,259.794		$ 88,596,511
ING VP Strategic Allocation Moderate Portfolio - Class I			
Currently payable annuity contracts:	75,472.849	$11.34 to $13.90	$ 968,791
Contracts in accumulation period:			
ING Custom Choice 65	15,611.647	11.94	186,403
ING MAP PLUS NP5	3,676.170	12.47	45,842
ING MAP PLUS NP7	37.780	12.43	470
ING MAP PLUS NP10	959.821	12.38	11,883
ING MAP PLUS NP11	9,582.998	12.36	118,446
ING MAP PLUS NP12	22,537.241	12.34	278,110
ING MAP PLUS NP13	4,630.539	12.32	57,048
ING MAP PLUS NP14	12,744.275	12.31	156,882
ING MAP PLUS NP15	57,009.524	12.29	700,647
ING MAP PLUS NP17	603.167	12.25	7,389
ING MAP PLUS NP18	26,738.758	12.23	327,015
ING MAP PLUS NP19	301.633	12.22	3,686
ING MAP PLUS NP20	26,620.772	12.20	324,773
ING MAP PLUS NP21	18,041.699	12.18	219,748
ING MAP PLUS NP22	3,947.479	12.16	48,001
ING MAP PLUS NP23	1,518.030	12.15	18,444
ING MAP PLUS NP26	29,895.080	12.09	361,432
ING MAP PLUS NP28	6,388.105	12.06	77,041
ING MAP PLUS NP29	20.808	12.04	251
ING MAP PLUS NP30	3,011.177	12.02	36,194
Qualified V	357.357	19.18	6,854
Qualified VI	1,391,337.693	19.53	27,172,825
Qualified X (1.15)	46,989.308	20.22	950,124
Qualified X (1.25)	145,254.571	19.99	2,903,639
Qualified XII (0.00)	71.075	14.03	997
Qualified XII (0.05)	15,919.850	20.93	333,202
Qualified XII (0.25)	747.689	13.73	10,266
Qualified XII (0.35)	3,904.937	13.61	53,146
Qualified XII (0.40)	340,525.442	18.84	6,415,499
Qualified XII (0.45)	33.551	13.49	453
Qualified XII (0.50)	94,487.320	13.83	1,306,760
Qualified XII (0.55)	41,633.453	13.38	557,056
Qualified XII (0.60)	69,643.102	13.32	927,646
Qualified XII (0.65)	3,365.299	13.26	44,624
Qualified XII (0.70)	169,716.614	13.21	2,241,956

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Moderate			
Portfolio - Class I (continued)			
Qualified XII (0.75)	188,885.754	$ 13.15	$ 2,483,848
Qualified XII (0.80)	205,513.861	13.81	2,838,146
Qualified XII (0.85)	75,524.257	18.21	1,375,297
Qualified XII (0.90)	11,345.467	13.52	153,391
Qualified XII (0.95)	139,533.606	18.02	2,514,396
Qualified XII (1.00)	534,641.272	17.92	9,580,772
Qualified XII (1.05)	352,445.446	17.83	6,284,102
Qualified XII (1.10)	67,304.623	17.73	1,193,311
Qualified XII (1.15)	95,782.842	17.64	1,689,609
Qualified XII (1.20)	18,293.563	17.54	320,869
Qualified XII (1.25)	39,860.600	17.45	695,567
Qualified XII (1.30)	11,053.098	17.36	191,882
Qualified XII (1.35)	1,035.442	17.27	17,882
Qualified XII (1.40)	24,061.220	17.17	413,131
Qualified XII (1.45)	983.656	17.08	16,801
Qualified XII (1.50)	3,433.815	16.99	58,341
Qualified XV	3,356.068	20.13	67,558
Qualified XVI	29,784.278	19.06	567,688
Qualified XVIII	15,275.095	20.67	315,736
Qualified XXI	6,465.686	20.36	131,641
Qualified XXII	509.130	20.69	10,534
Qualified XXV	2,698.690	20.34	54,891
Qualified XXVI	309.627	20.15	6,239
Qualified XXVII	129,551.761	19.84	2,570,307
Qualified XXVIII	112,329.618	19.78	2,221,880
Qualified XXXII	3,127.985	12.66	39,600
Qualified XXXIII (0.65)	528.832	13.23	6,996
Qualified XXXVI	8,875.384	13.31	118,131
	4,725,847.489		$ 82,812,089

Division/Contract	Units	Unit Value	Extended Value
ING VP Growth and Income Portfolio - Class I			
Currently payable annuity contracts:	1,654,381.262	$12.65 to $325.50	$ 153,704,252
Contracts in accumulation period:			
ING Custom Choice 62	2,407.291	13.21	31,800
ING Custom Choice 65	332,591.332	12.72	4,230,562
Qualified I	35,616.029	317.14	11,295,267
Qualified V	830.305	24.15	20,052
Qualified VI	34,440,079.050	24.52	844,470,738
Qualified VII	2,999,205.537	23.23	69,671,545
Qualified VIII	39,238.335	22.75	892,672
Qualified IX	6,422.819	23.72	152,349
Qualified X (1.15)	1,034,648.087	24.84	25,700,658
Qualified X (1.25)	5,131,357.707	24.52	125,820,891
Qualified XII (0.05)	171,207.929	26.27	4,497,632
Qualified XII (0.25)	75,267.551	10.76	809,879
Qualified XII (0.35)	152,431.424	10.67	1,626,443
Qualified XII (0.40)	232,597.929	17.51	4,072,790
Qualified XII (0.45)	3,604.807	10.57	38,103
Qualified XII (0.50)	1,720,871.648	11.06	19,032,840
Qualified XII (0.55)	668,812.573	10.48	7,009,156
Qualified XII (0.60)	1,860,530.970	10.44	19,423,943
Qualified XII (0.65)	148,346.258	10.39	1,541,318
Qualified XII (0.70)	1,310,593.063	10.35	13,564,638
Qualified XII (0.75)	2,472,116.819	10.30	25,462,803
Qualified XII (0.80)	4,061,970.944	11.25	45,697,173
Qualified XII (0.85)	3,838,456.216	16.93	64,985,064
Qualified XII (0.90)	338,057.804	10.86	3,671,308
Qualified XII (0.95)	1,400,434.451	16.75	23,457,277
Qualified XII (1.00)	7,001,728.107	16.66	116,648,790
Qualified XII (1.05)	519,176.293	16.57	8,602,751
Qualified XII (1.10)	325,909.065	16.48	5,370,981
Qualified XII (1.15)	895,372.414	16.40	14,684,108
Qualified XII (1.20)	63,530.462	16.31	1,036,182
Qualified XII (1.25)	120,422.183	16.22	1,953,248
Qualified XII (1.30)	3,227.621	16.14	52,094
Qualified XII (1.35)	861.399	16.05	13,825
Qualified XII (1.40)	47,214.456	15.97	754,015
Qualified XII (1.45)	600.214	15.88	9,531
Qualified XII (1.50)	8,084.828	15.80	127,740
Qualified XV	282,822.727	25.27	7,146,930
Qualified XVI	629,335.834	23.93	15,060,007
Qualified XVII	1,838,625.238	25.11	46,167,880
Qualified XVIII	2,113,961.550	25.11	53,081,575

Division/Contract	Units	Unit Value	Extended Value
ING VP Growth and Income Portfolio - Class I (continued)			
Qualified XIX	13,075.338	$ 324.81	$ 4,247,001
Qualified XX	43,234.043	245.94	10,632,981
Qualified XXI	212,795.532	25.56	5,439,054
Qualified XXII	782.940	25.98	20,341
Qualified XXV	93,221.499	25.53	2,379,945
Qualified XXVI	62,501.052	25.29	1,580,652
Qualified XXVII	618,830.730	243.92	150,945,192
Qualified XXVIII	9,645.382	243.15	2,345,275
Qualified XXIX	1,683.188	240.13	404,184
Qualified XXX	33,995.677	236.51	8,040,318
Qualified XXXII	582,194.564	13.48	7,847,983
Qualified XXXVI	405,586.532	11.92	4,834,591
	80,060,497.008		$ 1,940,308,327
ING GET U.S. Core Portfolio - Series 1			
Contracts in accumulation period:			
Qualified XXVII	88,766.236	$ 11.21	$ 995,070
	88,766.236		$ 995,070
ING GET U.S. Core Portfolio - Series 2			
Contracts in accumulation period:			
Qualified VI	99,429.380	$ 10.71	$ 1,064,889
Qualified XII (0.80)	52,875.052	10.86	574,223
Qualified XII (0.95)	0.569	10.81	6
Qualified XII (1.00)	331,745.861	10.79	3,579,538
Qualified XII (1.10)	3,209.218	10.75	34,499
Qualified XVII	15,326.003	10.71	164,141
Qualified XXVII	49,214.985	10.79	531,030
Qualified XXVIII	152,649.420	10.86	1,657,773
	704,450.488		$ 7,606,099
ING GET U.S. Core Portfolio - Series 3			
Contracts in accumulation period:			
Qualified VI	764,104.947	$ 10.38	$ 7,931,409
Qualified X (1.15)	152,063.184	10.31	1,567,771
Qualified X (1.25)	335,113.421	10.36	3,471,775
Qualified XII (0.80)	256,691.511	10.51	2,697,828
Qualified XII (0.85)	25,931.715	10.49	272,024
Qualified XII (0.95)	7,176.554	10.46	75,067
Qualified XII (1.00)	351,132.245	10.44	3,665,821
Qualified XII (1.10)	5,457.886	10.41	56,817
Qualified XII (1.15)	75,021.959	10.39	779,478
Qualified XVI	638.045	10.30	6,572
Qualified XVIII	44,292.267	10.32	457,096
Qualified XXVII	610,185.211	10.46	6,382,537
Qualified XXVIII	25,106.795	10.52	264,123
Qualified XXXII	25,129.766	10.31	259,088
	2,678,045.506		$ 27,887,406

Division/Contract	Units	Unit Value		Extended Value	
ING GET U.S. Core Portfolio - Series 5					
Contracts in accumulation period:					
Qualified X (1.15)	7,114.285	$	11.55	$	82,170
Qualified X (1.25)	33,373.288		11.55		385,461
Qualified XXXII	18,831.804		11.55		217,507
	59,319.377			$	685,138
ING GET U.S. Core Portfolio - Series 6					
Contracts in accumulation period:					
Qualified X (1.15)	129,908.932	$	11.04	$	1,434,195
Qualified X (1.25)	161,311.047		11.04		1,780,874
Qualified XVIII	36,871.169		11.05		407,426
Qualified XXXII	27,929.940		11.04		308,347
	356,021.088			$	3,930,842
ING GET U.S. Core Portfolio - Series 7					
Contracts in accumulation period:					
Qualified X (1.15)	60,355.727	$	10.90	$	657,877
Qualified X (1.25)	64,693.084		10.90		705,155
Qualified XVIII	48,321.915		10.91		527,192
Qualified XXVII	102,658.367		11.01		1,130,269
Qualified XXVIII	43,666.426		11.05		482,514
Qualified XXXII	4,824.586		10.90		52,588
	324,520.105			$	3,555,595
ING GET U.S. Core Portfolio - Series 8					
Contracts in accumulation period:					
Qualified X (1.15)	42,568.132	$	10.99	$	467,824
Qualified X (1.25)	68,002.849		10.98		746,671
Qualified XVIII	25,851.720		10.99		284,110
Qualified XXXII	764.398		10.98		8,393
	137,187.099			$	1,506,998
ING GET U.S. Core Portfolio - Series 9					
Contracts in accumulation period:					
Qualified X (1.15)	3,405.527	$	10.79	$	36,746
Qualified X (1.25)	11,216.478		10.79		121,026
Qualified XVIII	781.930		10.80		8,445
Qualified XXXII	150.875		10.79		1,628
	15,554.810			$	167,845

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 10			
Contracts in accumulation period:			
Qualified X (1.25)	7,036.925	$ 10.76	$ 75,717
	7,036.925		$ 75,717
ING GET U.S. Core Portfolio - Series 11			
Contracts in accumulation period:			
Qualified X (1.15)	141.322	$ 10.62	$ 1,501
Qualified X (1.25)	4,278.845	10.62	45,441
	4,420.167		$ 46,942
ING VP Global Science and Technology Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 65	5,338.093	$ 13.50	$ 72,064
ING MAP PLUS NP6	428.455	11.37	4,872
ING MAP PLUS NP13	1,682.537	11.26	18,945
ING MAP PLUS NP14	952.948	11.24	10,711
ING MAP PLUS NP15	2,565.815	11.23	28,814
ING MAP PLUS NP19	41.918	11.16	468
ING MAP PLUS NP21	1,613.524	11.13	17,959
ING MAP PLUS NP22	83.775	11.11	931
ING MAP PLUS NP26	403.401	11.05	4,458
ING MAP PLUS NP28	403.913	11.02	4,451
ING MAP PLUS NP30	133.611	10.99	1,468
Qualified V	2,125.261	4.17	8,862
Qualified VI	3,308,839.615	4.21	13,930,215
Qualified VIII	1,744.466	4.21	7,344
Qualified X (1.15)	57,633.540	4.24	244,366
Qualified X (1.25)	198,802.439	4.21	836,958
Qualified XII (0.05)	102,088.632	4.46	455,315
Qualified XII (0.50)	171,422.474	4.43	759,402
Qualified XII (0.55)	145,211.524	4.41	640,383
Qualified XII (0.60)	131,548.839	4.40	578,815
Qualified XII (0.65)	57,695.614	4.38	252,707
Qualified XII (0.70)	253,575.263	4.37	1,108,124
Qualified XII (0.75)	182,138.749	4.35	792,304
Qualified XII (0.80)	837,706.210	4.34	3,635,645
Qualified XII (0.85)	356,502.406	4.33	1,543,655

Division/Contract	Units	Unit Value	Extended Value
ING VP Global Science and Technology			
Portfolio - Class I (continued)			
Qualified XII (0.90)	28,216.522	$ 4.31	$ 121,613
Qualified XII (0.95)	327,408.435	4.30	1,407,856
Qualified XII (1.00)	1,025,967.208	4.28	4,391,140
Qualified XII (1.05)	95,516.150	4.27	407,854
Qualified XII (1.10)	43,128.031	4.25	183,294
Qualified XII (1.15)	39,142.323	4.24	165,963
Qualified XII (1.20)	31,230.501	4.23	132,105
Qualified XII (1.25)	63,626.691	4.21	267,868
Qualified XII (1.30)	2,696.940	4.20	11,327
Qualified XII (1.35)	17,621.993	4.18	73,660
Qualified XII (1.40)	17,078.173	4.17	71,216
Qualified XII (1.45)	2,056.234	4.15	8,533
Qualified XV	18,223.263	4.30	78,360
Qualified XVI	62,466.027	4.14	258,609
Qualified XVII	5,138.645	4.28	21,993
Qualified XVIII	7,537.923	4.28	32,262
Qualified XXI	174,065.795	4.34	755,446
Qualified XXV	29,731.847	4.39	130,523
Qualified XXVI	16,968.225	4.35	73,812
Qualified XXVII	914,445.833	4.19	3,831,528
Qualified XXXII	1,524.686	11.69	17,824
Qualified XXXVI	18,424.676	10.55	194,380
	8,762,899.143		$ 37,596,402
ING VP Growth Portfolio - Class I			
Currently payable annuity contracts:	34,318.852	$5.88 to $15.66	$ 274,423
Contracts in accumulation period:			
ING Custom Choice 65	14,155.118	11.91	168,587
Qualified VI	1,719,952.037	15.66	26,934,449
Qualified VIII	413.492	15.65	6,471
Qualified X (1.15)	49,338.044	15.82	780,528
Qualified X (1.25)	201,088.744	15.66	3,149,050
Qualified XII (0.05)	11,751.118	16.77	197,066
Qualified XII (0.25)	55,349.996	10.88	602,208
Qualified XII (0.35)	10,257.468	10.79	110,678
Qualified XII (0.40)	398,447.862	16.86	6,717,831
Qualified XII (0.45)	77.848	10.69	832
Qualified XII (0.50)	47,257.802	11.51	543,937
Qualified XII (0.55)	47,597.057	10.60	504,529
Qualified XII (0.60)	98,724.952	10.56	1,042,535
Qualified XII (0.65)	6,795.475	10.51	71,420
Qualified XII (0.70)	153,980.472	10.46	1,610,636

Division/Contract	Units	Unit Value	Extended Value
ING VP Growth Portfolio - Class I (continued)			
Qualified XII (0.75)	177,702.256	$ 10.42	$ 1,851,658
Qualified XII (0.80)	225,635.723	11.81	2,664,758
Qualified XII (0.85)	121,661.649	16.28	1,980,652
Qualified XII (0.90)	18,563.510	11.40	211,624
Qualified XII (0.95)	108,160.063	16.13	1,744,622
Qualified XII (1.00)	626,000.576	16.05	10,047,309
Qualified XII (1.05)	44,795.622	15.97	715,386
Qualified XII (1.10)	37,483.734	15.89	595,617
Qualified XII (1.15)	35,322.186	15.82	558,797
Qualified XII (1.20)	8,251.899	15.74	129,885
Qualified XII (1.25)	29,334.173	15.66	459,373
Qualified XII (1.30)	1,265.922	15.59	19,736
Qualified XII (1.35)	1,102.128	15.51	17,094
Qualified XII (1.40)	9,698.695	15.44	149,748
Qualified XII (1.45)	2,545.820	15.36	39,104
Qualified XII (1.50)	787.177	15.29	12,036
Qualified XV	8,632.565	16.13	139,243
Qualified XVI	46,140.519	15.29	705,489
Qualified XVII	5,053.368	15.66	79,136
Qualified XVIII	27,319.257	16.20	442,572
Qualified XXI	28,119.169	16.31	458,624
Qualified XXV	10,771.849	16.31	175,689
Qualified XXVI	11,842.015	16.16	191,367
Qualified XXVII	224,524.585	5.91	1,326,940
Qualified XXXII	6,557.334	11.97	78,491
Qualified XXXVI	31,573.529	10.47	330,575
	4,698,351.660		$ 67,840,705

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus LargeCap Portfolio - Class I			
Currently payable annuity contracts:	378,449.912	$9.36 to $21.84	$ 5,227,532
Contracts in accumulation period:			
ING Custom Choice 62	7,394.000	13.15	97,231
ING Custom Choice 65	88,681.984	12.60	1,117,393
ING MAP PLUS NP5	7,718.764	12.89	99,495
ING MAP PLUS NP6	2,782.763	12.87	35,814
ING MAP PLUS NP7	2,444.481	12.86	31,436
ING MAP PLUS NP9	7,766.627	12.82	99,568
ING MAP PLUS NP10	11,170.016	12.80	142,976
ING MAP PLUS NP11	2,490.466	12.78	31,828
ING MAP PLUS NP13	9,357.167	12.74	119,210
ING MAP PLUS NP14	17,467.497	12.73	222,361
ING MAP PLUS NP15	12,614.859	12.71	160,335
ING MAP PLUS NP16	1,413.502	12.69	17,937
ING MAP PLUS NP17	4,709.556	12.67	59,670
ING MAP PLUS NP18	5,307.014	12.65	67,134
ING MAP PLUS NP20	27,897.310	12.62	352,064
ING MAP PLUS NP21	9,138.968	12.60	115,151
ING MAP PLUS NP23	4,005.103	12.56	50,304
ING MAP PLUS NP24	310.734	12.54	3,897
ING MAP PLUS NP26	1,752.661	12.51	21,926
ING MAP PLUS NP27	563.027	12.49	7,032
ING MAP PLUS NP28	10,853.128	12.47	135,339
ING MAP PLUS NP29	17.687	12.45	220
ING MAP PLUS NP30	347.790	12.43	4,323
ING MAP PLUS NP32	183.685	12.40	2,278
Qualified V	73.470	21.48	1,578
Qualified VI	9,473,650.825	21.84	206,904,534
Qualified VIII	3,887.137	21.82	84,817
Qualified X (1.15)	278,461.435	22.06	6,142,859
Qualified X (1.25)	887,824.289	21.84	19,390,082
Qualified XII (0.05)	230,630.013	23.40	5,396,742
Qualified XII (0.25)	246,213.864	14.26	3,511,010
Qualified XII (0.35)	46,236.236	14.14	653,780
Qualified XII (0.40)	518,308.445	23.55	12,206,164
Qualified XII (0.45)	730.287	14.02	10,239
Qualified XII (0.50)	342,527.868	14.85	5,086,539
Qualified XII (0.55)	356,780.897	13.90	4,959,254
Qualified XII (0.60)	380,672.258	13.84	5,268,504
Qualified XII (0.65)	112,469.038	13.78	1,549,823
Qualified XII (0.70)	580,790.386	13.72	7,968,444
Qualified XII (0.75)	837,325.649	13.66	11,437,868
Qualified XII (0.80)	1,941,934.812	15.18	29,478,570

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus LargeCap Portfolio - Class I (continued)			
Qualified XII (0.85)	790,125.331	$ 22.75	$ 17,975,351
Qualified XII (0.90)	135,541.124	14.60	1,978,900
Qualified XII (0.95)	597,206.435	22.52	13,449,089
Qualified XII (1.00)	3,772,711.547	22.41	84,546,466
Qualified XII (1.05)	254,587.252	22.29	5,674,750
Qualified XII (1.10)	138,038.489	22.18	3,061,694
Qualified XII (1.15)	312,929.750	22.06	6,903,230
Qualified XII (1.20)	70,760.651	21.95	1,553,196
Qualified XII (1.25)	145,258.652	21.84	3,172,449
Qualified XII (1.30)	8,143.631	21.72	176,880
Qualified XII (1.35)	3,078.073	21.61	66,517
Qualified XII (1.40)	34,684.918	21.50	745,726
Qualified XII (1.45)	5,695.347	21.39	121,823
Qualified XII (1.50)	4,509.837	21.28	95,969
Qualified XV	40,434.648	22.50	909,780
Qualified XVI	147,958.606	21.31	3,152,998
Qualified XVII	50,558.546	22.05	1,114,816
Qualified XVIII	52,004.689	22.58	1,174,266
Qualified XXI	136,755.645	22.76	3,112,558
Qualified XXV	27,690.940	22.74	629,692
Qualified XXVI	23,164.257	22.53	521,891
Qualified XXVII	2,024,732.884	22.18	44,908,575
Qualified XXVIII	606,506.501	22.11	13,409,859
Qualified XXXII	51,799.436	13.36	692,040
Qualified XXXIII (0.65)	7,330.585	12.71	93,172
Qualified XXXVI	153,886.494	12.79	1,968,208
	26,449,449.878		$ 539,483,156
ING VP Index Plus LargeCap Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	606.875	$ 11.63	$ 7,058
	606.875		$ 7,058

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus MidCap Portfolio - Class I			
Currently payable annuity contracts:	103,886.205	$ 13.87	$ 1,440,902
Contracts in accumulation period:			
ING Custom Choice 62	6,753.913	13.88	93,744
ING Custom Choice 65	65,711.292	12.68	833,219
ING MAP PLUS NP5	6,879.769	13.64	93,840
ING MAP PLUS NP6	2,102.761	13.62	28,640
ING MAP PLUS NP7	882.595	13.60	12,003
ING MAP PLUS NP8	15,677.063	13.58	212,895
ING MAP PLUS NP9	84.055	13.56	1,140
ING MAP PLUS NP10	1,630.066	13.54	22,071
ING MAP PLUS NP11	659.044	13.52	8,910
ING MAP PLUS NP12	11,909.153	13.50	160,774
ING MAP PLUS NP14	3,033.205	13.46	40,827
ING MAP PLUS NP15	4,334.929	13.44	58,261
ING MAP PLUS NP16	459.250	13.42	6,163
ING MAP PLUS NP17	2,580.789	13.40	34,583
ING MAP PLUS NP18	3,078.912	13.38	41,196
ING MAP PLUS NP21	1,285.328	13.33	17,133
ING MAP PLUS NP22	19.908	13.31	265
ING MAP PLUS NP23	884.496	13.29	11,755
ING MAP PLUS NP24	3,846.425	13.27	51,042
ING MAP PLUS NP26	1,682.824	13.23	22,264
ING MAP PLUS NP28	3,238.140	13.19	42,711
ING MAP PLUS NP29	6,554.904	13.17	86,328
ING MAP PLUS NP30	2,417.657	13.15	31,792
ING MAP PLUS NP32	1,309.780	13.11	17,171
Qualified V	1,456.151	21.99	32,021
Qualified VI	5,155,750.263	22.30	114,973,231
Qualified VIII	1,674.739	22.28	37,313
Qualified X (1.15)	126,099.167	22.49	2,835,970
Qualified X (1.25)	419,126.696	22.30	9,346,525
Qualified XII (0.05)	190,581.714	23.79	4,533,939
Qualified XII (0.15)	19,631.843	25.09	492,563
Qualified XII (0.25)	179,476.567	24.88	4,465,377
Qualified XII (0.35)	36,706.700	24.66	905,187
Qualified XII (0.40)	247,354.229	23.93	5,919,187
Qualified XII (0.50)	432,042.956	23.80	10,282,622
Qualified XII (0.55)	167,492.509	24.24	4,060,018
Qualified XII (0.60)	136,774.504	24.14	3,301,737
Qualified XII (0.65)	136,329.493	24.03	3,275,998
Qualified XII (0.70)	270,615.180	23.93	6,475,821
Qualified XII (0.75)	327,731.893	23.83	7,809,851

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus MidCap Portfolio - Class I (continued)			
Qualified XII (0.80)	1,786,510.885	$ 23.18	$ 41,411,322
Qualified XII (0.85)	509,522.790	23.08	11,759,786
Qualified XII (0.90)	67,608.710	22.98	1,553,648
Qualified XII (0.95)	1,799,490.764	22.88	41,172,349
Qualified XII (1.00)	2,003,739.432	22.78	45,645,184
Qualified XII (1.05)	229,461.419	22.69	5,206,480
Qualified XII (1.10)	103,878.421	22.59	2,346,614
Qualified XII (1.15)	180,400.760	22.49	4,057,213
Qualified XII (1.20)	55,277.403	22.39	1,237,661
Qualified XII (1.25)	149,157.791	22.30	3,326,219
Qualified XII (1.30)	4,107.359	22.20	91,183
Qualified XII (1.35)	10,235.322	22.10	226,201
Qualified XII (1.40)	33,680.064	22.01	741,298
Qualified XII (1.45)	8,063.915	21.91	176,680
Qualified XII (1.50)	5,352.767	21.82	116,797
Qualified XV	18,171.133	22.88	415,756
Qualified XVI	98,978.752	21.82	2,159,716
Qualified XVII	12,981.960	22.30	289,498
Qualified XVIII	22,950.132	22.30	511,788
Qualified XXI	62,234.035	23.15	1,440,718
Qualified XXV	39,559.963	23.22	918,582
Qualified XXVI	35,739.229	23.00	822,002
Qualified XXVII	1,947,853.569	23.58	45,930,387
Qualified XXVIII	1,110,554.572	23.50	26,098,032
Qualified XXXII	13,482.803	13.90	187,411
Qualified XXXIII (0.65)	6,135.805	16.35	100,320
Qualified XXXVI	102,803.884	16.45	1,691,124
	18,517,680.706		$ 421,750,958
ING VP Index Plus MidCap Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	3,850.631	$ 11.19	$ 43,089
	3,850.631		$ 43,089

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus SmallCap Portfolio - Class I			
Currently payable annuity contracts:	88,932.674	$ 14.74	$ 1,310,868
Contracts in accumulation period:			
ING Custom Choice 62	6,011.931	14.59	87,714
ING Custom Choice 65	43,181.771	13.03	562,658
ING MAP PLUS NP5	2,021.016	14.30	28,901
ING MAP PLUS NP6	5,444.688	14.28	77,750
ING MAP PLUS NP8	3,311.837	14.24	47,161
ING MAP PLUS NP9	3,375.340	14.22	47,997
ING MAP PLUS NP10	4,305.945	14.20	61,144
ING MAP PLUS NP11	490.090	14.18	6,949
ING MAP PLUS NP12	11,485.158	14.16	162,630
ING MAP PLUS NP14	893.043	14.12	12,610
ING MAP PLUS NP15	27,055.333	14.10	381,480
ING MAP PLUS NP16	185.994	14.08	2,619
ING MAP PLUS NP17	5,890.649	14.06	82,823
ING MAP PLUS NP18	3,011.226	14.04	42,278
ING MAP PLUS NP19	5,381.166	14.02	75,444
ING MAP PLUS NP21	3,791.790	13.98	53,009
ING MAP PLUS NP22	44.528	13.95	621
ING MAP PLUS NP24	2,204.452	13.91	30,664
ING MAP PLUS NP26	242.420	13.87	3,362
ING MAP PLUS NP28	773.734	13.83	10,701
ING MAP PLUS NP30	728.054	13.79	10,040
ING MAP PLUS NP32	1,555.526	13.75	21,388
Qualified V	907.935	17.32	15,725
Qualified VI	2,836,623.898	17.56	49,811,116
Qualified VIII	760.790	17.55	13,352
Qualified X (1.15)	71,415.276	17.71	1,264,765
Qualified X (1.25)	272,258.724	17.56	4,780,863
Qualified XII (0.05)	152,177.709	18.74	2,851,810
Qualified XII (0.15)	1,054.050	20.09	21,176
Qualified XII (0.25)	116,439.299	19.92	2,319,471
Qualified XII (0.30)	103.788	19.83	2,058
Qualified XII (0.35)	22,671.422	19.75	447,761
Qualified XII (0.40)	1,593.540	18.85	30,038
Qualified XII (0.50)	387,809.596	18.74	7,267,552
Qualified XII (0.55)	71,347.414	19.41	1,384,853
Qualified XII (0.60)	98,943.622	19.33	1,912,580
Qualified XII (0.65)	71,032.576	19.24	1,366,667
Qualified XII (0.70)	181,029.899	19.16	3,468,533
Qualified XII (0.75)	235,604.111	19.08	4,495,326
Qualified XII (0.80)	1,173,654.627	18.26	21,430,933

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus SmallCap Portfolio - Class I (continued)			
Qualified XII (0.85)	286,765.658	18.18	5,213,400
Qualified XII (0.90)	54,260.425	18.10	982,114
Qualified XII (0.95)	241,472.137	18.02	4,351,328
Qualified XII (1.00)	1,223,100.418	17.95	21,954,653
Qualified XII (1.05)	79,275.724	17.87	1,416,657
Qualified XII (1.10)	48,711.752	17.79	866,582
Qualified XII (1.15)	127,954.756	17.71	2,266,079
Qualified XII (1.20)	24,854.916	17.64	438,441
Qualified XII (1.25)	98,473.085	17.56	1,729,187
Qualified XII (1.30)	843.433	17.49	14,752
Qualified XII (1.35)	1,403.990	17.41	24,443
Qualified XII (1.40)	18,739.783	17.33	324,760
Qualified XII (1.45)	1,856.758	17.26	32,048
Qualified XII (1.50)	979.699	17.18	16,831
Qualified XV	21,117.254	18.02	380,533
Qualified XVI	62,443.101	17.18	1,072,772
Qualified XVII	7,602.482	17.56	133,500
Qualified XVIII	15,960.503	17.56	280,266
Qualified XXI	15,669.724	18.23	285,659
Qualified XXV	9,049.334	18.29	165,512
Qualified XXVI	13,776.794	18.12	249,636
Qualified XXVII	1,363,094.002	18.53	25,258,132
Qualified XXVIII	847,298.287	18.47	15,649,599
Qualified XXXII	3,854.813	14.69	56,627
Qualified XXXIII (0.65)	5,325.951	17.68	94,163
Qualified XXXVI	35,044.251	17.79	623,437
	10,524,675.671		$ 189,886,501
ING VP Index Plus SmallCap Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	4,545.954	$ 11.44	$ 52,006
	4,545.954		$ 52,006

Division/Contract	Units	Unit Value	Extended Value
ING VP International Equity Portfolio - Class I			
Currently payable annuity contracts:	67,204.400	$15.12 to $17.15	$ 1,148,230
Contracts in accumulation period:			
ING Custom Choice 62	249.522	16.74	4,177
ING Custom Choice 65	191.829	14.76	2,831
Qualified VI	568,307.895	13.28	7,547,129
Qualified VIII	12.993	13.27	172
Qualified X (1.15)	14,982.596	13.39	200,617
Qualified X (1.25)	100,913.616	13.28	1,340,133
Qualified XII (0.05)	13,676.834	14.17	193,801
Qualified XII (0.25)	9,967.124	14.11	140,636
Qualified XII (0.30)	9.157	14.05	129
Qualified XII (0.35)	281.021	13.99	3,931
Qualified XII (0.40)	132,407.414	14.25	1,886,806
Qualified XII (0.50)	23,384.570	14.17	331,359
Qualified XII (0.55)	10,015.820	13.75	137,718
Qualified XII (0.60)	17,577.977	13.69	240,643
Qualified XII (0.65)	2,176.245	13.63	29,662
Qualified XII (0.70)	41,958.723	13.57	569,380
Qualified XII (0.75)	47,674.515	13.52	644,559
Qualified XII (0.80)	75,706.538	13.81	1,045,507
Qualified XII (0.85)	79,526.511	13.75	1,093,490
Qualified XII (0.90)	4,746.317	13.69	64,977
Qualified XII (0.95)	88,506.048	13.63	1,206,337
Qualified XII (1.00)	121,376.401	13.57	1,647,078
Qualified XII (1.05)	13,807.642	13.51	186,541
Qualified XII (1.10)	10,953.216	13.45	147,321
Qualified XII (1.15)	25,046.020	13.39	335,366
Qualified XII (1.20)	4,181.253	13.34	55,778
Qualified XII (1.25)	10,484.354	13.28	139,232
Qualified XII (1.35)	59.740	13.16	786
Qualified XII (1.40)	4,406.677	13.11	57,772
Qualified XII (1.45)	292.236	13.05	3,814
Qualified XII (1.50)	71.834	12.99	933
Qualified XV	11,040.488	13.63	150,482
Qualified XVI	11,495.240	12.99	149,323
Qualified XVIII	3,844.755	13.28	51,058
Qualified XXI	11,518.263	13.78	158,722
Qualified XXV	1,205.309	13.83	16,669
Qualified XXVI	390.432	13.70	5,349
Qualified XXVII	164,312.700	9.49	1,559,328
Qualified XXXII	1,187.968	17.14	20,362
Qualified XXXVI	6,856.206	15.84	108,602
	1,702,008.399		$ 22,626,740

Division/Contract	Units	Unit Value	Extended Value
ING VP International Equity Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	1,399.972	$ 12.96	$ 18,144
	1,399.972		$ 18,144
ING VP Small Company Portfolio - Class I			
Currently payable annuity contracts:	54,107.031	$13.75 to $27.86	$ 976,083
Contracts in accumulation period:			
ING Custom Choice 62	92.392	14.87	1,374
ING Custom Choice 65	22,979.350	13.84	318,034
ING MAP PLUS NP14	2,301.178	14.07	32,378
ING MAP PLUS NP16	5.446	14.03	76
ING MAP PLUS NP26	267.842	13.83	3,704
ING MAP PLUS NP27	113.274	13.81	1,564
ING MAP PLUS NP29	3.826	13.77	53
Qualified V	161.443	27.43	4,428
Qualified VI	1,927,277.754	27.86	53,693,958
Qualified VIII	231.655	27.83	6,447
Qualified X (1.15)	64,559.777	28.13	1,816,067
Qualified X (1.25)	226,733.794	27.86	6,316,804
Qualified XII (0.05)	32,642.801	29.82	973,408
Qualified XII (0.25)	35,527.875	20.33	722,282
Qualified XII (0.35)	14,864.461	20.16	299,668
Qualified XII (0.40)	264,699.560	29.99	7,938,340
Qualified XII (0.45)	454.151	19.99	9,078
Qualified XII (0.50)	91,466.742	20.20	1,847,628
Qualified XII (0.55)	89,954.220	19.82	1,782,893
Qualified XII (0.60)	143,056.821	19.73	2,822,511
Qualified XII (0.65)	26,632.631	19.65	523,331
Qualified XII (0.70)	178,677.179	19.56	3,494,926
Qualified XII (0.75)	254,505.791	19.48	4,957,773
Qualified XII (0.80)	1,224,186.270	20.68	25,316,172
Qualified XII (0.85)	199,460.535	28.96	5,776,377
Qualified XII (0.90)	27,545.187	19.99	550,628
Qualified XII (0.95)	117,019.394	28.68	3,356,116
Qualified XII (1.00)	892,199.108	28.54	25,463,363
Qualified XII (1.05)	102,124.826	28.40	2,900,345
Qualified XII (1.10)	36,970.819	28.26	1,044,795
Qualified XII (1.15)	74,968.662	28.13	2,108,868
Qualified XII (1.20)	14,749.002	27.99	412,825
Qualified XII (1.25)	38,681.614	27.86	1,077,670
Qualified XII (1.30)	4,188.259	27.72	116,099
Qualified XII (1.35)	3,942.213	27.59	108,766

Division/Contract	Units		Unit Value		Extended Value
ING VP Small Company Portfolio - Class I (continued)					
Qualified XII (1.40)	16,611.478	$	27.45	$	455,985
Qualified XII (1.45)	2,088.756		27.32		57,065
Qualified XII (1.50)	2,829.011		27.19		76,921
Qualified XV	10,562.956		28.68		302,946
Qualified XVI	54,302.892		27.19		1,476,496
Qualified XVII	4,383.320		27.86		122,119
Qualified XVIII	13,388.239		28.80		385,581
Qualified XXI	25,658.256		29.01		744,346
Qualified XXV	14,657.652		29.01		425,218
Qualified XXVI	9,302.787		28.74		267,362
Qualified XXVII	450,154.036		13.92		6,266,144
Qualified XXVIII	72,192.681		14.82		1,069,896
Qualified XXXII	6,171.573		14.48		89,364
Qualified XXXIII (0.65)	2,009.050		15.78		31,703
Qualified XXXVI	34,638.290		15.88		550,056
	6,886,303.860			$	169,096,034
ING VP Small Company Portfolio - Class S					
Contracts in accumulation period:					
Qualified XXXV	922.383	$	11.80	$	10,884
	922.383			$	10,884
ING VP Value Opportunity Portfolio - Class I					
Currently payable annuity contracts:	3,617.867	$	13.80	$	49,927
Contracts in accumulation period:					
ING Custom Choice 65	16,171.553		12.94		209,260
ING MAP PLUS NP18	189.480		13.07		2,477
ING MAP PLUS NP30	9.426		12.84		121
Qualified V	67.156		21.46		1,441
Qualified VI	1,409,865.081		21.80		30,735,059
Qualified VIII	643.477		21.78		14,015
Qualified X (1.15)	63,050.789		22.01		1,387,748
Qualified X (1.25)	120,654.967		21.80		2,630,278
Qualified XII (0.05)	26,891.071		23.34		627,638
Qualified XII (0.25)	158.419		15.69		2,486
Qualified XII (0.35)	5,676.025		15.56		88,319
Qualified XII (0.45)	60.564		15.42		934
Qualified XII (0.50)	45,769.485		16.41		751,077
Qualified XII (0.55)	208,629.434		15.29		3,189,944
Qualified XII (0.60)	67,430.877		15.23		1,026,972
Qualified XII (0.65)	15,657.676		15.16		237,370
Qualified XII (0.70)	135,592.060		15.09		2,046,084

Division/Contract	Units	Unit Value	Extended Value
ING VP Value Opportunity Portfolio - Class I (continued)			
Qualified XII (0.75)	232,079.544	15.03	3,488,156
Qualified XII (0.80)	403,393.034	16.48	6,647,917
Qualified XII (0.85)	152,141.256	22.66	3,447,521
Qualified XII (0.90)	28,568.314	16.03	457,950
Qualified XII (0.95)	124,340.120	22.44	2,790,192
Qualified XII (1.00)	623,918.318	22.33	13,932,096
Qualified XII (1.05)	63,430.761	22.22	1,409,432
Qualified XII (1.10)	19,655.270	22.12	434,775
Qualified XII (1.15)	48,861.318	22.01	1,075,438
Qualified XII (1.20)	35,875.968	21.90	785,684
Qualified XII (1.25)	31,056.750	21.80	677,037
Qualified XII (1.30)	2,001.795	21.69	43,419
Qualified XII (1.35)	753.371	21.59	16,265
Qualified XII (1.40)	8,692.832	21.48	186,722
Qualified XII (1.45)	1,579.363	21.38	33,767
Qualified XII (1.50)	1,683.014	21.27	35,798
Qualified XV	2,361.602	22.44	52,994
Qualified XVI	28,691.349	21.27	610,265
Qualified XVII	4,428.177	21.80	96,534
Qualified XVIII	3,841.319	22.54	86,583
Qualified XXI	22,815.699	22.70	517,916
Qualified XXV	17,836.884	22.70	404,897
Qualified XXVI	7,086.492	22.49	159,375
Qualified XXVII	578,587.626	16.70	9,662,413
Qualified XXVIII	378,826.786	16.64	6,303,678
Qualified XXXII	5,127.896	13.71	70,303
Qualified XXXIII (0.65)	474.225	11.84	5,615
Qualified XXXVI	31,958.291	11.91	380,623
	4,980,202.781		$ 96,814,515
ING VP Financial Services Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 65	836.562	$ 13.72	$ 11,478
Qualified VI	132,395.844	13.73	1,817,795
Qualified X (1.15)	672.324	14.15	9,513
Qualified X (1.25)	5,172.613	14.12	73,037
Qualified XII (0.50)	9,896.247	14.00	138,547
Qualified XII (0.55)	602.886	13.98	8,428
Qualified XII (0.60)	4,467.024	13.97	62,404
Qualified XII (0.65)	458.518	13.95	6,396
Qualified XII (0.70)	2,739.914	13.93	38,167
Qualified XII (0.75)	1,266.777	13.91	17,621

Division/Contract	Units	Unit Value	Extended Value
ING VP Financial Services Portfolio - Class I (continued)			
Qualified XII (0.80)	18,176.525	$ 13.89	$ 252,472
Qualified XII (0.85)	5,336.950	13.87	74,023
Qualified XII (0.90)	2,906.368	13.85	40,253
Qualified XII (0.95)	9,913.655	13.84	137,205
Qualified XII (1.00)	34,859.313	13.82	481,756
Qualified XII (1.05)	3,730.476	13.80	51,481
Qualified XII (1.10)	1,025.583	13.78	14,133
Qualified XII (1.15)	10,096.969	13.76	138,934
Qualified XII (1.20)	2,866.726	13.74	39,389
Qualified XII (1.25)	3,287.168	13.73	45,133
Qualified XII (1.40)	361.574	13.67	4,943
Qualified XII (1.45)	3.115	13.65	43
Qualified XV	3,008.301	13.84	41,635
Qualified XVI	5,132.166	13.63	69,951
Qualified XVIII	805.402	14.20	11,437
Qualified XXI	314.829	13.89	4,373
Qualified XXV	319.215	13.97	4,459
Qualified XXVI	1,864.912	13.91	25,941
	262,517.956		$ 3,620,947
ING VP International Value Portfolio - Class I			
Currently payable annuity contracts:	124,147.989	$ 16.92	$ 2,100,584
Contracts in accumulation period:			
ING Custom Choice 62	903.931	16.44	14,861
ING Custom Choice 65	14,102.353	14.78	208,433
ING MAP PLUS NP7	1,178.209	16.32	19,228
ING MAP PLUS NP10	32.678	16.25	531
ING MAP PLUS NP15	5,065.897	16.14	81,764
ING MAP PLUS NP16	580.759	16.11	9,356
ING MAP PLUS NP21	3,349.069	16.00	53,585
ING MAP PLUS NP26	86.836	15.88	1,379
ING MAP PLUS NP27	1,046.877	15.86	16,603
ING MAP PLUS NP30	38.061	15.79	601
ING MAP PLUS NP32	188.036	15.74	2,960
Qualified V	310.884	16.25	5,052
Qualified VI	1,141,765.869	16.39	18,713,543
Qualified X (1.15)	81,053.471	16.48	1,335,761
Qualified X (1.25)	281,412.506	16.39	4,612,351
Qualified XII (0.30)	7.428	17.26	128
Qualified XII (0.40)	233,173.717	17.17	4,003,593
Qualified XII (0.50)	72,092.104	17.08	1,231,333
Qualified XII (0.55)	52,807.322	17.03	899,309

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP International Value Portfolio - Class I (continued)			
Qualified XII (0.60)	39,906.405	16.98	677,611
Qualified XII (0.65)	105,504.937	16.94	1,787,254
Qualified XII (0.70)	82,905.164	16.89	1,400,268
Qualified XII (0.75)	45,801.240	16.85	771,751
Qualified XII (0.80)	591,171.161	16.80	9,931,676
Qualified XII (0.85)	84,487.399	16.75	1,415,164
Qualified XII (0.90)	9,475.203	16.71	158,331
Qualified XII (0.95)	3,106,128.294	16.66	51,748,097
Qualified XII (1.00)	463,296.652	16.62	7,699,990
Qualified XII (1.05)	33,438.229	16.57	554,071
Qualified XII (1.10)	8,660.777	16.53	143,163
Qualified XII (1.15)	100,267.310	16.48	1,652,405
Qualified XII (1.20)	4,690.720	16.44	77,115
Qualified XII (1.25)	34,798.850	16.39	570,353
Qualified XII (1.30)	487.231	16.35	7,966
Qualified XII (1.35)	654.387	16.30	10,667
Qualified XII (1.40)	6,617.889	16.26	107,607
Qualified XII (1.45)	1,205.039	16.22	19,546
Qualified XII (1.50)	885.816	16.17	14,324
Qualified XV	3,368.673	16.66	56,122
Qualified XVI	24,232.651	16.17	391,842
Qualified XVII	3,696.543	16.39	60,586
Qualified XVIII	20,473.983	16.39	335,569
Qualified XXI	7,575.707	16.80	127,272
Qualified XXV	2,064.516	16.96	35,014
Qualified XXVI	5,259.843	16.74	88,050
Qualified XXVIII	551,162.050	18.51	10,202,010
Qualified XXXII	3,438.836	16.81	57,807
Qualified XXXIII (0.65)	20,602.118	16.85	347,146
	7,375,601.619		$ 123,759,732
ING VP International Value Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	4,508.599	$ 13.36	$ 60,235
	4,508.599		$ 60,235

Division/Contract	Units	Unit Value	Extended Value
ING VP MidCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 65	918.866	$ 12.55	$ 11,532
Qualified VI	194,640.540	11.93	2,322,062
Qualified X (1.15)	11,536.761	11.99	138,326
Qualified X (1.25)	35,829.507	11.93	427,446
Qualified XII (0.50)	4,432.982	12.43	55,102
Qualified XII (0.55)	14,504.674	12.39	179,713
Qualified XII (0.60)	4,151.701	12.36	51,315
Qualified XII (0.65)	6,088.611	12.33	75,073
Qualified XII (0.70)	7,994.668	12.29	98,254
Qualified XII (0.75)	7,509.493	12.26	92,066
Qualified XII (0.80)	74,667.483	12.23	913,183
Qualified XII (0.85)	21,490.656	12.19	261,971
Qualified XII (0.90)	2,667.225	12.16	32,433
Qualified XII (0.95)	33,120.735	12.13	401,755
Qualified XII (1.00)	46,789.642	12.09	565,687
Qualified XII (1.05)	2,244.935	12.06	27,074
Qualified XII (1.10)	8,043.273	12.03	96,761
Qualified XII (1.15)	5,706.952	11.99	68,426
Qualified XII (1.20)	2,702.418	11.96	32,321
Qualified XII (1.25)	7,346.285	11.93	87,641
Qualified XII (1.30)	893.125	11.90	10,628
Qualified XII (1.35)	13.791	11.86	164
Qualified XII (1.40)	1,550.520	11.83	18,343
Qualified XII (1.45)	198.384	11.80	2,341
Qualified XII (1.50)	152.264	11.77	1,792
Qualified XV	163.399	12.13	1,982
Qualified XVI	5,310.962	11.77	62,510
Qualified XVIII	4,694.434	11.93	56,005
Qualified XXI	2,143.476	12.23	26,215
Qualified XXV	148.378	12.34	1,831
Qualified XXVI	1,703.667	12.18	20,751
	509,359.807		$ 6,140,703
ING VP MidCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	242.710	$ 11.20	$ 2,718
	242.710		$ 2,718

Division/Contract	Units	Unit Value	Extended Value
ING VP Real Estate Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	260.358	$ 20.23	$ 5,267
ING Custom Choice 65	2,829.236	16.05	45,409
Qualified V	346.550	20.66	7,160
Qualified VI	1,455,293.701	20.74	30,182,791
Qualified X (1.15)	23,497.122	20.80	488,740
Qualified X (1.25)	96,956.186	20.74	2,010,871
Qualified XII (0.30)	11.920	21.28	254
Qualified XII (0.40)	5,639.156	21.22	119,663
Qualified XII (0.50)	78,133.646	21.16	1,653,308
Qualified XII (0.55)	6,526.873	21.14	137,978
Qualified XII (0.60)	11,171.146	21.11	235,823
Qualified XII (0.65)	1,367.860	21.08	28,834
Qualified XII (0.70)	73,521.338	21.05	1,547,624
Qualified XII (0.75)	21,609.688	21.02	454,236
Qualified XII (0.80)	714,507.069	21.00	15,004,648
Qualified XII (0.85)	134,630.561	20.97	2,823,203
Qualified XII (0.90)	11,101.522	20.94	232,466
Qualified XII (0.95)	39,289.459	20.91	821,543
Qualified XII (1.00)	744,527.601	20.88	15,545,736
Qualified XII (1.05)	26,632.985	20.86	555,564
Qualified XII (1.10)	23,037.897	20.83	479,879
Qualified XII (1.15)	33,924.037	20.80	705,620
Qualified XII (1.20)	5,725.469	20.77	118,918
Qualified XII (1.25)	23,947.338	20.74	496,668
Qualified XII (1.30)	47.082	20.72	976
Qualified XII (1.35)	1,092.788	20.69	22,610
Qualified XII (1.40)	5,838.000	20.66	120,613
Qualified XII (1.45)	1,489.671	20.63	30,732
Qualified XII (1.50)	478.293	20.61	9,858
Qualified XV	2,378.452	20.91	49,733
Qualified XVI	13,265.005	20.61	273,392
Qualified XVII	849.105	20.88	17,729
Qualified XVIII	3,146.812	20.74	65,265
Qualified XXI	3,950.881	21.00	82,969
Qualified XXV	10,188.515	21.11	215,080
Qualified XXVI	7,289.054	21.02	153,216
Qualified XXVII	570,375.643	20.88	11,909,443
Qualified XXXII	2,690.701	20.74	55,805
Qualified XXXIII (0.65)	75.821	20.55	1,558
	4,157,644.541		$ 86,711,182

Division/Contract	Units	Unit Value	Extended Value
ING VP SmallCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 65	157.484	$ 13.46	$ 2,120
Qualified V	67.914	8.81	598
Qualified VI	257,895.292	8.89	2,292,689
Qualified VIII	126.432	8.89	1,124
Qualified X (1.15)	13,356.996	8.94	119,412
Qualified X (1.25)	49,367.119	8.89	438,874
Qualified XII (0.40)	54,941.989	9.31	511,510
Qualified XII (0.50)	1,809.363	9.26	16,755
Qualified XII (0.55)	392,017.455	9.23	3,618,321
Qualified XII (0.60)	10,644.839	9.21	98,039
Qualified XII (0.65)	24,253.230	9.18	222,645
Qualified XII (0.70)	10,349.238	9.16	94,799
Qualified XII (0.75)	7,428.563	9.13	67,823
Qualified XII (0.80)	91,622.059	9.11	834,677
Qualified XII (0.85)	19,993.296	9.08	181,539
Qualified XII (0.90)	1,065.153	9.06	9,650
Qualified XII (0.95)	14,035.206	9.04	126,878
Qualified XII (1.00)	112,478.244	9.01	1,013,429
Qualified XII (1.05)	8,082.445	8.99	72,661
Qualified XII (1.10)	9,466.042	8.96	84,816
Qualified XII (1.15)	3,719.563	8.94	33,253
Qualified XII (1.20)	3,844.806	8.91	34,257
Qualified XII (1.25)	11,517.717	8.89	102,393
Qualified XII (1.35)	173.313	8.84	1,532
Qualified XII (1.40)	2,915.785	8.82	25,717
Qualified XII (1.45)	1,010.549	8.79	8,883
Qualified XV	753.376	9.04	6,811
Qualified XVI	6,021.756	8.77	52,811
Qualified XVIII	3,357.754	8.89	29,850
Qualified XXI	2,104.046	9.11	19,168
Qualified XXV	6,728.390	9.20	61,901
Qualified XXVI	618.216	9.08	5,613
	1,121,923.630		$ 10,190,548
ING VP SmallCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	847.413	$ 11.50	$ 9,745
	847.413		$ 9,745

Division/Contract	Units	Unit Value	Extended Value
ING VP Balanced Portfolio - Class I			
Currently payable annuity contracts:	1,019,264.311	$11.83 to $38.35	$ 28,275,606
Contracts in accumulation period:			
ING Custom Choice 65	77,197.218	11.74	906,295
ING MAP PLUS NP5	1,202.081	12.17	14,629
ING MAP PLUS NP14	3,296.067	12.01	39,586
ING MAP PLUS NP25	57.537	11.82	680
ING MAP PLUS NP26	938.703	11.80	11,077
Qualified I	25,550.273	37.76	964,778
Qualified V	374.220	28.00	10,478
Qualified VI	8,919,426.710	28.45	253,757,690
Qualified VII	145,036.896	27.51	3,989,965
Qualified VIII	2,233.434	26.39	58,940
Qualified IX	1,556.428	27.63	43,004
Qualified X (1.15)	344,016.952	28.83	9,918,009
Qualified X (1.25)	1,638,937.658	28.45	46,627,776
Qualified XII (0.05)	74,779.644	30.49	2,280,031
Qualified XII (0.25)	46,963.664	15.15	711,500
Qualified XII (0.35)	14,972.275	15.02	224,884
Qualified XII (0.40)	231,588.271	21.49	4,976,832
Qualified XII (0.45)	38.505	14.89	573
Qualified XII (0.50)	612,966.017	15.40	9,439,677
Qualified XII (0.55)	219,573.584	14.77	3,243,102
Qualified XII (0.60)	465,727.484	14.70	6,846,194
Qualified XII (0.65)	69,738.302	14.64	1,020,969
Qualified XII (0.70)	333,481.153	14.58	4,862,155
Qualified XII (0.75)	608,169.373	14.52	8,830,619
Qualified XII (0.80)	1,789,302.811	15.42	27,591,049
Qualified XII (0.85)	1,129,839.587	20.77	23,466,768
Qualified XII (0.90)	177,825.035	15.03	2,672,710
Qualified XII (0.95)	643,741.236	20.55	13,228,882
Qualified XII (1.00)	2,196,236.696	20.44	44,891,078
Qualified XII (1.05)	198,119.744	20.34	4,029,756
Qualified XII (1.10)	210,712.881	20.23	4,262,722
Qualified XII (1.15)	397,173.300	20.12	7,991,127
Qualified XII (1.20)	32,683.351	20.01	653,994
Qualified XII (1.25)	87,399.775	19.91	1,740,130
Qualified XII (1.30)	4,361.758	19.80	86,363
Qualified XII (1.35)	1,625.646	19.70	32,025
Qualified XII (1.40)	19,749.750	19.59	386,898
Qualified XII (1.45)	527.889	19.49	10,289
Qualified XII (1.50)	844.106	19.38	16,359
Qualified XV	46,226.805	29.32	1,355,370

Division/Contract	Units	Unit Value	Extended Value
ING VP Balanced Portfolio - Class I (continued)			
Qualified XVI	187,136.449	$ 27.77	$ 5,196,779
Qualified XVII	135,887.583	29.14	3,959,764
Qualified XVIII	208,976.896	29.14	6,089,587
Qualified XIX	11,592.179	38.67	448,270
Qualified XX	23,881.491	38.26	913,706
Qualified XXI	69,428.019	29.66	2,059,235
Qualified XXV	48,979.744	29.63	1,451,270
Qualified XXVI	20,721.280	29.35	608,170
Qualified XXVII	992,418.864	37.95	37,662,296
Qualified XXVIII	104,149.655	37.83	3,939,981
Qualified XXIX	786.469	37.36	29,382
Qualified XXX	52,039.198	36.80	1,915,042
Qualified XXXII	287,884.283	12.35	3,555,371
Qualified XXXIII (0.65)	3,240.260	13.17	42,674
Qualified XXXVI	79,825.271	13.25	1,057,685
	24,020,404.771		$ 588,399,781
ING VP Intermediate Bond Portfolio - Class I			
Currently payable annuity contracts:	306,445.635	$10.60 to $87.81	$ 6,798,386
Contracts in accumulation period:			
ING Custom Choice 62	3,404.237	10.97	37,344
ING Custom Choice 65	73,059.910	10.62	775,896
ING MAP PLUS NP5	28,485.760	10.95	311,919
ING MAP PLUS NP7	1,244.553	10.92	13,591
ING MAP PLUS NP8	24,523.672	10.91	267,553
ING MAP PLUS NP9	26,446.085	10.89	287,998
ING MAP PLUS NP11	11,929.787	10.86	129,557
ING MAP PLUS NP12	43,588.835	10.84	472,503
ING MAP PLUS NP13	203.492	10.83	2,204
ING MAP PLUS NP15	92,039.911	10.80	994,031
ING MAP PLUS NP16	2,271.190	10.78	24,483
ING MAP PLUS NP17	4,851.077	10.77	52,246
ING MAP PLUS NP18	6.602	10.75	71
ING MAP PLUS NP19	1,076.810	10.73	11,554
ING MAP PLUS NP20	8,943.611	10.72	95,876
ING MAP PLUS NP21	1,338.269	10.70	14,319
ING MAP PLUS NP22	2,954.655	10.69	31,585
ING MAP PLUS NP24	9,270.528	10.66	98,824
ING MAP PLUS NP25	278.672	10.64	2,965
ING MAP PLUS NP26	357.470	10.63	3,800
ING MAP PLUS NP27	856.774	10.61	9,090
ING MAP PLUS NP28	828.511	10.59	8,774

Division/Contract	Units	Unit Value	Extended Value
ING VP Intermediate Bond Portfolio - Class I (continued)			
ING MAP PLUS NP29	9,384.666	$ 10.58	$ 99,290
ING MAP PLUS NP30	2,826.235	10.56	29,845
Qualified I	6,192.273	77.41	479,344
Qualified V	319.804	19.58	6,262
Qualified VI	6,748,054.088	19.63	132,464,302
Qualified VII	77,415.805	18.25	1,412,838
Qualified VIII	8,377.693	18.06	151,301
Qualified IX	559.602	18.95	10,604
Qualified X (1.15)	255,125.815	19.89	5,074,452
Qualified X (1.25)	993,778.337	19.63	19,507,869
Qualified XII (0.00)	4.184	16.19	68
Qualified XII (0.05)	117,383.476	21.03	2,468,575
Qualified XII (0.15)	59,511.106	15.98	950,987
Qualified XII (0.25)	179,852.000	15.84	2,848,856
Qualified XII (0.30)	133.147	15.77	2,100
Qualified XII (0.35)	39,814.300	15.70	625,085
Qualified XII (0.40)	2,902.340	17.95	52,097
Qualified XII (0.45)	745.362	15.57	11,605
Qualified XII (0.50)	299,042.120	15.72	4,700,942
Qualified XII (0.55)	136,970.246	15.44	2,114,821
Qualified XII (0.60)	312,992.275	15.37	4,810,691
Qualified XII (0.65)	144,331.384	15.30	2,208,270
Qualified XII (0.70)	436,561.166	15.24	6,653,192
Qualified XII (0.75)	367,107.619	15.17	5,569,023
Qualified XII (0.80)	1,245,873.137	15.33	19,099,235
Qualified XII (0.85)	777,013.085	17.35	13,481,177
Qualified XII (0.90)	86,964.676	15.21	1,322,733
Qualified XII (0.95)	1,814,045.449	17.16	31,129,020
Qualified XII (1.00)	2,187,158.899	17.07	37,334,802
Qualified XII (1.05)	300,212.609	16.98	5,097,610
Qualified XII (1.10)	121,215.509	16.89	2,047,330
Qualified XII (1.15)	176,238.189	16.80	2,960,802
Qualified XII (1.20)	66,886.460	16.71	1,117,673
Qualified XII (1.25)	98,872.567	16.62	1,643,262
Qualified XII (1.30)	6,279.016	16.54	103,855
Qualified XII (1.35)	4,802.104	16.45	78,995
Qualified XII (1.40)	37,072.314	16.36	606,503
Qualified XII (1.45)	10,778.299	16.27	175,363
Qualified XII (1.50)	976.882	16.19	15,816
Qualified XV	11,894.217	20.23	240,620
Qualified XVI	156,611.117	19.15	2,999,103
Qualified XVII	155,701.937	19.91	3,100,026

Division/Contract	Units	Unit Value	Extended Value
ING VP Intermediate Bond Portfolio - Class I (continued)			
Qualified XVIII	232,776.886	19.91	4,634,588
Qualified XIX	1,106.155	78.53	86,866
Qualified XX	7,565.345	77.20	584,045
Qualified XXI	26,043.070	20.46	532,841
Qualified XXV	25,315.970	20.44	517,458
Qualified XXVI	22,289.352	20.25	451,359
Qualified XXVII	685,422.315	77.30	52,983,145
Qualified XXVIII	146,563.559	77.06	11,294,188
Qualified XXIX	1,169.363	76.10	88,989
Qualified XXX	17,893.301	74.96	1,341,282
Qualified XXXII	110,379.029	10.88	1,200,924
Qualified XXXIII (0.65)	24,874.616	12.88	320,385
Qualified XXXVI	68,028.805	12.96	881,653
	19,471,815.321		$ 400,168,636
ING VP Intermediate Bond Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	1,194.559	$ 10.05	$ 12,005
	1,194.559		$ 12,005
ING VP Money Market Portfolio - Class I			
Currently payable annuity contracts:	122,722.406	$10.61 to $12.33	$ 1,313,931
Contracts in accumulation period:			
ING Custom Choice 62	83,342.007	10.54	878,425
ING Custom Choice 65	15,816.579	10.72	169,554
ING MAP PLUS NP5	13.999	10.69	150
Qualified I	6,937.612	51.47	357,079
Qualified V	10,601.251	14.36	152,234
Qualified VI	4,497,051.285	14.65	65,881,801
Qualified VII	114,136.541	14.63	1,669,818
Qualified VIII	3,532.993	14.10	49,815
Qualified IX	967.640	14.83	14,350
Qualified X (1.15)	255,510.633	14.84	3,791,778
Qualified X (1.25)	834,247.502	14.65	12,221,726
Qualified XII (0.00)	23.435	13.44	315
Qualified XII (0.05)	33,655.144	15.70	528,386
Qualified XII (0.25)	1,706.341	13.15	22,438
Qualified XII (0.35)	27,460.370	13.04	358,083
Qualified XII (0.45)	54.283	12.93	702
Qualified XII (0.50)	214,602.186	12.99	2,787,682
Qualified XII (0.55)	282,542.715	12.81	3,619,372
Qualified XII (0.60)	81,828.344	12.76	1,044,130
Qualified XII (0.65)	402,564.115	12.71	5,116,590
Qualified XII (0.70)	1,145,842.682	12.65	14,494,910
Qualified XII (0.75)	534,136.717	12.60	6,730,123
Qualified XII (0.80)	1,765,402.303	12.70	22,420,609
Qualified XII (0.85)	502,169.197	13.67	6,864,653

Division/Contract	Units	Unit Value	Extended Value
ING VP Money Market Portfolio - Class I (continued)			
Qualified XII (0.90)	85,411.217	$ 12.56	$ 1,072,765
Qualified XII (0.95)	1,307,563.067	13.52	17,678,253
Qualified XII (1.00)	2,584,991.050	13.45	34,768,130
Qualified XII (1.05)	275,898.507	13.38	3,691,522
Qualified XII (1.10)	171,087.151	13.31	2,277,170
Qualified XII (1.15)	185,983.965	13.24	2,462,428
Qualified XII (1.20)	90,226.803	13.17	1,188,287
Qualified XII (1.25)	293,490.616	13.10	3,844,727
Qualified XII (1.30)	8,582.434	13.03	111,829
Qualified XII (1.35)	14,215.591	12.96	184,234
Qualified XII (1.40)	30,484.673	12.89	392,947
Qualified XII (1.45)	20,706.253	12.82	265,454
Qualified XII (1.50)	592.191	12.75	7,550
Qualified XV	10,286.367	15.10	155,324
Qualified XVI	100,066.801	14.30	1,430,955
Qualified XVII	167,740.836	14.65	2,457,403
Qualified XVIII	292,612.817	14.65	4,286,778
Qualified XIX	2,013.404	51.47	103,630
Qualified XX	14,897.565	50.47	751,880
Qualified XXI	33,694.291	15.27	514,512
Qualified XXV	67,642.404	15.25	1,031,547
Qualified XXVI	38,625.869	15.11	583,637
Qualified XXVII	2,061,958.423	53.71	110,747,787
Qualified XXVIII	397,732.545	52.68	20,952,550
Qualified XXIX	1,059.446	50.47	53,470
Qualified XXX	4,303.015	49.71	213,903
Qualified XXXII	29,918.014	10.51	314,438
Qualified XXXIII (0.65)	15,836.259	11.05	174,991
Qualified XXXV	27,138.797	10.51	285,229
Qualified XXXVI	26,619.342	11.12	296,007
	19,298,247.993		$ 362,787,991
ING VP Natural Resources Trust			
Contracts in accumulation period:			
ING Custom Choice 62	2,886.874	$ 21.17	$ 61,115
ING Custom Choice 65	6,122.348	16.33	99,978
Qualified V	13.231	32.17	426
Qualified VI	955,153.344	31.73	30,307,016
Qualified VIII	533.838	27.49	14,675
Qualified XII (0.05)	8,360.997	34.00	284,274

Division/Contract	Units	Unit Value	Extended Value
ING VP Natural Resources Trust (continued)			
Qualified XII (0.25)	620.014	$ 21.51	$ 13,337
Qualified XII (0.30)	11.949	21.42	256
Qualified XII (0.35)	1,019.308	21.33	21,742
Qualified XII (0.45)	189.130	21.14	3,998
Qualified XII (0.50)	46,961.129	22.36	1,050,051
Qualified XII (0.55)	16,968.562	20.96	355,661
Qualified XII (0.60)	37,714.548	20.87	787,103
Qualified XII (0.65)	5,242.415	20.78	108,937
Qualified XII (0.70)	102,937.757	20.69	2,129,782
Qualified XII (0.75)	56,112.261	20.60	1,155,913
Qualified XII (0.80)	221,346.090	22.44	4,967,006
Qualified XII (0.85)	83,848.605	25.61	2,147,363
Qualified XII (0.90)	14,208.984	22.25	316,150
Qualified XII (0.95)	104,149.985	25.34	2,639,161
Qualified XII (1.00)	337,413.132	25.21	8,506,185
Qualified XII (1.05)	20,923.123	25.07	524,543
Qualified XII (1.10)	16,329.123	24.94	407,248
Qualified XII (1.15)	25,567.175	24.81	634,322
Qualified XII (1.20)	9,515.519	24.68	234,843
Qualified XII (1.25)	16,705.728	24.55	410,126
Qualified XII (1.30)	543.882	24.42	13,282
Qualified XII (1.35)	1,890.245	24.29	45,914
Qualified XII (1.40)	5,854.692	24.16	141,449
Qualified XII (1.45)	368.571	24.03	8,857
Qualified XV	7,614.065	32.70	248,980
Qualified XVI	20,964.498	30.97	649,271
Qualified XVII	4,227.582	31.73	134,141
Qualified XXI	10,312.583	33.08	341,140
Qualified XXV	12,951.509	32.95	426,752
Qualified XXVI	5,299.099	32.48	172,115
Qualified XXVII	357,257.868	29.87	10,671,293
Qualified XXVIII	94,907.806	29.78	2,826,354
Qualified XXXVI	5,040.070	24.69	124,439
	2,618,087.639		$ 72,985,198
Janus Adviser Balanced Fund - Class S			
Contracts in accumulation period:			
Qualified XII (1.00)	46.423	$ 13.28	$ 616
	46.423		$ 616

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Series Balanced Portfolio - Institutional Shares			
Contracts in accumulation period:			
ING Custom Choice 65	652.205	$ 12.22	$ 7,970
Qualified VI	10,331.165	29.45	304,253
Qualified XII (0.50)	150.377	19.50	2,932
Qualified XII (0.65)	15.041	18.31	275
Qualified XII (0.70)	433.866	18.23	7,909
Qualified XII (0.75)	16.020	18.16	291
Qualified XII (0.80)	60.113	19.54	1,175
Qualified XII (0.85)	8.758	27.35	240
Qualified XII (0.90)	749.034	19.00	14,232
Qualified XII (0.95)	33.356	27.06	903
Qualified XII (1.00)	1,225.889	26.92	33,001
Qualified XII (1.05)	348.901	26.78	9,344
Qualified XII (1.15)	15.258	26.49	404
Qualified XII (1.45)	15.288	25.66	392
Qualified XVII	367.087	29.45	10,811
	14,422.358		$ 394,132
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	4,151.859	$ 21.18	$ 87,936
Qualified X (1.25)	8.136	14.25	116
Qualified XII (0.50)	25.210	15.45	389
Qualified XII (0.55)	18.028	15.10	272
Qualified XII (0.70)	409.966	14.90	6,108
Qualified XII (0.80)	51.249	15.08	773
Qualified XII (0.85)	4.622	18.46	85
Qualified XII (1.00)	512.583	18.17	9,314
Qualified XII (1.05)	9.308	18.07	168
Qualified XII (1.15)	513.123	17.88	9,175
	5,704.084		$ 114,336

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Series Large Cap Growth			
Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	5,392.228	$ 20.34	$ 109,678
Qualified X (1.15)	38.082	22.00	838
Qualified X (1.25)	19.369	21.75	421
Qualified XII (0.50)	137.538	12.96	1,782
Qualified XII (0.70)	1,032.634	12.01	12,402
Qualified XII (0.75)	22.936	11.96	274
Qualified XII (0.80)	38.053	13.10	498
Qualified XII (0.85)	49.610	18.14	900
Qualified XII (0.90)	525.747	12.62	6,635
Qualified XII (0.95)	72.004	17.95	1,292
Qualified XII (1.00)	740.876	17.85	13,225
Qualified XII (1.40)	4.421	17.11	76
Qualified XVII	7.865	20.34	160
	8,081.363		$ 148,181
Janus Aspen Series Mid Cap Growth			
Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	14,612.886	$ 26.46	$ 386,657
Qualified X (1.15)	24.353	25.84	629
Qualified XII (0.25)	326.847	16.62	5,432
Qualified XII (0.45)	0.050	16.33	1
Qualified XII (0.50)	137.830	16.82	2,318
Qualified XII (0.65)	15.002	16.06	241
Qualified XII (0.70)	1,496.893	15.99	23,935
Qualified XII (0.75)	23.711	15.92	377
Qualified XII (0.80)	0.406	17.09	7
Qualified XII (0.85)	801.639	18.46	14,798
Qualified XII (0.90)	423.142	16.67	7,054
Qualified XII (0.95)	92.923	18.26	1,697
Qualified XII (1.00)	362.279	18.16	6,579
Qualified XII (1.10)	379.170	17.97	6,814
Qualified XII (1.15)	288.757	17.88	5,163
Qualified XII (1.40)	103.912	17.41	1,809
Qualified XII (1.45)	26.566	17.31	460
Qualified XVII	79.085	26.46	2,093
	19,195.451		$ 466,064

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Series Worldwide Growth			
Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	11,015.370	$ 25.10	$ 276,486
Qualified X (1.15)	109.684	28.51	3,127
Qualified XII (0.45)	0.093	12.86	1
Qualified XII (0.50)	58.870	14.38	847
Qualified XII (0.65)	14.977	12.64	189
Qualified XII (0.70)	1,735.548	12.59	21,851
Qualified XII (0.75)	185.556	12.54	2,327
Qualified XII (0.80)	10.645	14.68	156
Qualified XII (0.85)	349.406	21.44	7,491
Qualified XII (0.90)	565.632	14.24	8,055
Qualified XII (0.95)	51.258	21.21	1,087
Qualified XII (1.00)	723.828	21.10	15,273
Qualified XII (1.05)	13.628	20.99	286
Qualified XII (1.10)	95.508	20.88	1,994
Qualified XII (1.15)	158.336	20.77	3,289
Qualified XVII	411.135	25.10	10,319
	15,499.474		$ 352,778
Legg Mason Value Trust, Inc. - Primary Class			
Contracts in accumulation period:			
ING MAP PLUS NP20	125,369.350	$ 12.08	$ 1,514,462
	125,369.350		$ 1,514,462
LKCM Aquinas Growth Fund			
Contracts in accumulation period:			
Qualified XII (0.90)	16,844.429	$ 10.87	$ 183,099
	16,844.429		$ 183,099

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Affiliated Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP6	7,092.032	$ 13.39	$ 94,962
ING MAP PLUS NP8	652.084	13.35	8,705
ING MAP PLUS NP11	3,493.861	13.29	46,433
ING MAP PLUS NP12	223.968	13.27	2,972
ING MAP PLUS NP13	3,055.970	13.25	40,492
ING MAP PLUS NP14	312.414	13.23	4,133
ING MAP PLUS NP15	1,913.992	13.21	25,284
ING MAP PLUS NP18	53,707.763	13.16	706,794
ING MAP PLUS NP20	4,663.211	13.12	61,181
ING MAP PLUS NP21	2,666.469	13.10	34,931
ING MAP PLUS NP22	3,911.846	13.08	51,167
ING MAP PLUS NP23	546.730	13.06	7,140
ING MAP PLUS NP24	6,645.480	13.04	86,657
ING MAP PLUS NP25	91.171	13.02	1,187
ING MAP PLUS NP26	1,878.609	13.00	24,422
ING MAP PLUS NP28	20.173	12.97	262
ING MAP PLUS NP29	8.920	12.95	116
ING MAP PLUS NP30	2,588.022	12.93	33,463
ING MAP PLUS NP32	1,046.510	12.89	13,490
	94,519.225		$ 1,243,791
Lord Abbett Mid-Cap Value Fund, Inc. - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP7	1,558.732	$ 14.48	$ 22,570
ING MAP PLUS NP12	13,482.469	14.38	193,878
ING MAP PLUS NP14	6,456.087	14.33	92,516
ING MAP PLUS NP15	3,867.859	14.31	55,349
ING MAP PLUS NP16	3,786.932	14.29	54,115
ING MAP PLUS NP17	357.649	14.27	5,104
ING MAP PLUS NP20	1,881.246	14.21	26,733
ING MAP PLUS NP21	8,942.759	14.19	126,898
ING MAP PLUS NP22	7,062.553	14.17	100,076
ING MAP PLUS NP23	5,341.366	14.15	75,580
ING MAP PLUS NP24	5,943.948	14.13	83,988
ING MAP PLUS NP26	198.238	14.09	2,793
ING MAP PLUS NP28	9,120.435	14.05	128,142
ING MAP PLUS NP29	6.986	14.03	98
ING MAP PLUS NP30	1,299.909	14.01	18,212
ING MAP PLUS NP32	791.908	13.96	11,055
Qualified XII (1.00)	4,923.528	16.97	83,552
	75,022.604		$ 1,080,659

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Small-Cap Value Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP11	17,820.239	$ 15.91	$ 283,520
ING MAP PLUS NP12	4,909.318	15.89	78,009
ING MAP PLUS NP14	10,634.327	15.84	168,448
ING MAP PLUS NP15	10,315.501	15.82	163,191
ING MAP PLUS NP17	112.983	15.78	1,783
ING MAP PLUS NP19	2,203.928	15.73	34,668
ING MAP PLUS NP21	16,207.919	15.68	254,140
ING MAP PLUS NP22	3,177.618	15.66	49,761
ING MAP PLUS NP23	953.696	15.64	14,916
ING MAP PLUS NP26	177.234	15.57	2,760
ING MAP PLUS NP27	11,644.520	15.55	181,072
ING MAP PLUS NP28	104.557	15.53	1,624
ING MAP PLUS NP29	5,552.703	15.50	86,067
ING MAP PLUS NP30	3,487.902	15.48	53,993
ING MAP PLUS NP32	327.035	15.44	5,049
	87,629.480		$ 1,379,001

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Series Fund - Growth and Income Portfolio - Class VC			
Currently payable annuity contracts:	102,892.261	$12.89 to $13.93	1,425,230
Contracts in accumulation period:			
ING Custom Choice 62	1,164.373	13.47	15,684
ING Custom Choice 65	56,429.583	12.67	714,963
Qualified V	2,101.981	13.24	27,830
Qualified VI	3,972,086.909	13.35	53,027,360
Qualified VIII	4,394.301	13.35	58,664
Qualified X (1.15)	195,968.161	13.42	2,629,893
Qualified X (1.25)	627,950.984	13.35	8,383,146
Qualified XII (0.45)	795.875	13.95	11,102
Qualified XII (0.50)	330,415.982	13.91	4,596,086
Qualified XII (0.55)	224,531.353	13.87	3,114,250
Qualified XII (0.60)	114,980.952	13.83	1,590,187
Qualified XII (0.65)	218,126.591	13.80	3,010,147
Qualified XII (0.70)	289,512.507	13.76	3,983,692
Qualified XII (0.75)	229,111.599	13.72	3,143,411
Qualified XII (0.80)	414,381.043	13.68	5,668,733
Qualified XII (0.85)	495,395.312	13.65	6,762,146
Qualified XII (0.90)	31,446.921	13.61	427,993
Qualified XII (0.95)	281,765.657	13.57	3,823,560
Qualified XII (1.00)	2,063,191.830	13.53	27,914,985
Qualified XII (1.05)	183,986.721	13.50	2,483,821
Qualified XII (1.10)	49,883.135	13.46	671,427
Qualified XII (1.15)	83,274.877	13.42	1,117,549
Qualified XII (1.20)	23,995.610	13.39	321,301
Qualified XII (1.25)	149,724.642	13.35	1,998,824
Qualified XII (1.30)	1,958.672	13.32	26,090
Qualified XII (1.35)	11,593.288	13.28	153,959
Qualified XII (1.40)	39,242.401	13.24	519,569
Qualified XII (1.45)	7,042.534	13.21	93,032
Qualified XII (1.50)	8,060.275	13.17	106,154
Qualified XV	21,737.234	13.57	294,974
Qualified XVI	111,752.768	13.17	1,471,784
Qualified XVII	13,008.205	13.35	173,660
Qualified XVIII	23,476.755	13.35	313,415
Qualified XXI	72,072.909	13.68	985,957
Qualified XXV	62,156.718	13.72	852,790
Qualified XXVI	16,134.270	13.61	219,587
Qualified XXXII	6,593.540	13.71	90,397
	10,542,338.729		$ 142,223,352

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Series Fund - Mid-Cap Value			
Portfolio - Class VC			
Currently payable annuity contracts:	78,598.627	$ 15.24	$ 1,197,843
Contracts in accumulation period:			
ING Custom Choice 62	1,533.295	14.33	21,972
ING Custom Choice 65	6,976.253	12.72	88,738
Qualified VI	2,555,514.278	14.88	38,026,052
Qualified X (1.15)	133,150.355	14.96	1,991,929
Qualified X (1.25)	342,103.656	14.88	5,090,502
Qualified XII (0.25)	93,847.403	15.71	1,474,343
Qualified XII (0.30)	134.551	15.67	2,108
Qualified XII (0.35)	5,928.331	15.63	92,660
Qualified XII (0.50)	124,246.879	15.50	1,925,827
Qualified XII (0.55)	189,560.586	15.46	2,930,607
Qualified XII (0.60)	85,412.132	15.42	1,317,055
Qualified XII (0.65)	14,823.531	15.38	227,986
Qualified XII (0.70)	120,994.661	15.33	1,854,848
Qualified XII (0.75)	87,225.228	15.29	1,333,674
Qualified XII (0.80)	279,291.043	15.25	4,259,188
Qualified XII (0.85)	232,217.394	15.21	3,532,027
Qualified XII (0.90)	31,189.770	15.17	473,149
Qualified XII (0.95)	1,878,475.210	15.13	28,421,330
Qualified XII (1.00)	1,192,809.263	15.08	17,987,564
Qualified XII (1.05)	90,240.284	15.04	1,357,214
Qualified XII (1.10)	37,123.381	15.00	556,851
Qualified XII (1.15)	76,389.908	14.96	1,142,793
Qualified XII (1.20)	17,462.410	14.92	260,539
Qualified XII (1.25)	87,367.712	14.88	1,300,032
Qualified XII (1.30)	2,316.962	14.84	34,384
Qualified XII (1.35)	6,228.255	14.80	92,178
Qualified XII (1.40)	18,992.699	14.76	280,332
Qualified XII (1.45)	2,899.158	14.72	42,676
Qualified XII (1.50)	1,279.157	14.68	18,778
Qualified XV	10,842.988	15.13	164,054
Qualified XVI	58,774.963	14.68	862,816
Qualified XVII	3,085.005	14.88	45,905
Qualified XVIII	7,504.685	14.88	111,670
Qualified XXI	89,562.499	15.25	1,365,828
Qualified XXV	40,131.404	15.29	613,609
Qualified XXVI	14,166.742	15.17	214,909
Qualified XXVII	961,268.229	18.67	17,946,878
Qualified XXVIII	1,053,748.222	16.16	17,028,571
Qualified XXXII	10,678.052	14.99	160,064
Qualified XXXIII (0.65)	22,848.251	17.21	393,218
	10,066,943.412		$ 156,242,701

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Massachusetts Investors Growth Stock Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP12	19,180.326	$ 11.61	$ 222,684
ING MAP PLUS NP14	14,016.640	11.58	162,313
ING MAP PLUS NP17	504.450	11.53	5,816
ING MAP PLUS NP20	17,850.634	11.48	204,925
ING MAP PLUS NP26	52.822	11.38	601
	51,604.872		$ 596,339
MFS® Total Return Series - Initial Class			
Contracts in accumulation period:			
Qualified XXVII	2,475,154.727	$ 16.40	$ 40,592,538
Qualified XXVIII	2,486,615.354	16.26	40,432,366
	4,961,770.081		$ 81,024,904
Moderate Allocation Portfolio			
ING Custom Choice 41	1,936.889	$ 12.71	$ 24,618
	1,936.889		$ 24,618
Neuberger Berman Socially Responsive Fund® - Trust Class			
Contracts in accumulation period:			
ING Custom Choice 65	17.711	$ 10.77	$ 191
ING MAP PLUS NP18	594.299	10.72	6,371
Qualified VI	26,097.531	10.69	278,983
Qualified XII (0.50)	724.549	10.75	7,789
Qualified XII (0.70)	109.991	10.73	1,180
Qualified XII (0.75)	315.418	10.73	3,384
Qualified XII (0.85)	660.952	10.72	7,085
Qualified XII (0.90)	12.836	10.72	138
Qualified XII (0.95)	9,477.957	10.72	101,604
Qualified XII (1.00)	7,870.151	10.71	84,289
Qualified XII (1.05)	1,406.536	10.71	15,064
Qualified XII (1.10)	82.631	10.70	884
Qualified XII (1.20)	400.156	10.70	4,282
Qualified XII (1.25)	49.952	10.69	534
Qualified XVI	148.069	10.68	1,581
Qualified XXI	146.383	10.73	1,571
Qualified XXV	166.041	10.73	1,782
Qualified XXVI	83.395	10.72	894
Qualified XXXVI	88.342	10.74	949
	48,452.900		$ 518,555

Division/Contract	Units	Unit Value		Extended Value	
New Perspective Fund®, Inc. - Class R-3					
Contracts in accumulation period:					
ING MAP PLUS NP5	6,696.579	$	14.75	$	98,775
ING MAP PLUS NP6	6,369.029		14.73		93,816
ING MAP PLUS NP7	2,300.141		14.71		33,835
ING MAP PLUS NP8	2,496.531		14.69		36,674
ING MAP PLUS NP9	634.952		14.66		9,308
ING MAP PLUS NP11	14,642.838		14.62		214,078
ING MAP PLUS NP14	16,516.644		14.56		240,482
ING MAP PLUS NP15	5.600		14.54		81
ING MAP PLUS NP17	7,471.937		14.50		108,343
ING MAP PLUS NP18	13,528.440		14.47		195,757
ING MAP PLUS NP21	10,424.313		14.41		150,214
ING MAP PLUS NP23	967.024		14.37		13,896
ING MAP PLUS NP32	604.563		14.18		8,573
	82,658.591			$	1,203,832
New Perspective Fund®, Inc. - Class R-4					
Contracts in accumulation period:					
ING Custom Choice 62	376.467	$	15.13	$	5,696
ING Custom Choice 65	373.293		13.90		5,189
Qualified VI	658,349.713		14.72		9,690,908
Qualified XII (0.30)	87.755		15.10		1,325
Qualified XII (0.40)	10,731.414		15.06		161,615
Qualified XII (0.50)	163,750.465		15.02		2,459,532
Qualified XII (0.55)	12,486.744		15.00		187,301
Qualified XII (0.60)	15,663.596		14.98		234,641
Qualified XII (0.65)	1,222.650		14.96		18,291
Qualified XII (0.70)	43,555.518		14.94		650,719
Qualified XII (0.75)	32,355.551		14.92		482,745
Qualified XII (0.80)	277,481.356		14.90		4,134,472
Qualified XII (0.85)	65,794.349		14.88		979,020
Qualified XII (0.90)	6,167.152		14.86		91,644
Qualified XII (0.95)	40,699.449		14.84		603,980
Qualified XII (1.00)	330,652.306		14.82		4,900,267
Qualified XII (1.05)	16,951.523		14.80		250,883
Qualified XII (1.10)	10,097.735		14.78		149,245
Qualified XII (1.15)	20,029.243		14.76		295,632
Qualified XII (1.20)	5,026.412		14.74		74,089
Qualified XII (1.25)	27,000.965		14.72		397,454
Qualified XII (1.30)	27.302		14.70		401
Qualified XII (1.35)	361.515		14.68		5,307
Qualified XII (1.40)	6,439.911		14.66		94,409
Qualified XII (1.45)	542.626		14.64		7,944

Division/Contract	Units	Unit Value	Extended Value
New Perspective Fund®, Inc. - Class R-4 (continued)			
Qualified XV	947.227	14.84	14,057
Qualified XVI	4,948.390	14.62	72,345
Qualified XVII	13.835	14.82	205
Qualified XXI	1,861.538	14.90	27,737
Qualified XXV	2,255.328	14.94	33,695
Qualified XXVI	739.545	14.89	11,012
Qualified XXVII	138,929.912	13.57	1,885,279
	1,895,920.785		$ 27,927,039
Oppenheimer Capital Appreciation Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP8	490.831	$ 11.54	$ 5,664
ING MAP PLUS NP11	494.789	11.49	5,685
ING MAP PLUS NP12	6,916.210	11.48	79,398
ING MAP PLUS NP14	609.122	11.44	6,968
ING MAP PLUS NP15	2,901.545	11.43	33,165
ING MAP PLUS NP18	18,737.196	11.38	213,229
ING MAP PLUS NP24	5,096.550	11.28	57,489
ING MAP PLUS NP26	1,061.850	11.24	11,935
	36,308.093		$ 413,533
Oppenheimer Developing Markets Fund - Class A			
Contracts in accumulation period:			
ING Custom Choice 62	1,954.401	$ 24.79	$ 48,450
ING Custom Choice 65	19,573.243	17.39	340,379
ING MAP PLUS NP5	19,879.206	22.95	456,228
ING MAP PLUS NP8	3,075.550	22.85	70,276
ING MAP PLUS NP12	15,870.497	22.72	360,578
ING MAP PLUS NP13	9,695.477	22.69	219,990
ING MAP PLUS NP14	3,134.077	22.66	71,018
ING MAP PLUS NP15	1,772.805	22.62	40,101
ING MAP PLUS NP17	1,948.823	22.56	43,965
ING MAP PLUS NP18	4,032.032	22.52	90,801
ING MAP PLUS NP19	27,740.244	22.49	623,878
ING MAP PLUS NP21	17,828.209	22.43	399,887
ING MAP PLUS NP22	9,254.256	22.39	207,203
ING MAP PLUS NP23	836.196	22.36	18,697
ING MAP PLUS NP24	747.419	22.33	16,690
ING MAP PLUS NP25	1,066.294	22.30	23,778
ING MAP PLUS NP26	1,403.542	22.27	31,257
ING MAP PLUS NP28	0.291	22.20	6
ING MAP PLUS NP30	2,826.209	22.14	62,572

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Developing Markets			
Fund - Class A (continued)			
ING MAP PLUS NP32	500.539	$ 22.07	$ 11,047
Qualified V	163.969	49.15	8,059
Qualified VI	1,259,576.549	49.65	62,537,976
Qualified XII (0.30)	23.371	52.76	1,233
Qualified XII (0.50)	44,018.953	52.09	2,292,947
Qualified XII (0.55)	5,866.692	51.92	304,599
Qualified XII (0.60)	18,906.628	51.76	978,607
Qualified XII (0.65)	6,158.506	51.59	317,717
Qualified XII (0.70)	132,433.977	51.43	6,811,079
Qualified XII (0.75)	40,216.857	51.26	2,061,516
Qualified XII (0.80)	89,018.829	51.10	4,548,862
Qualified XII (0.85)	103,606.628	50.94	5,277,722
Qualified XII (0.90)	13,279.684	50.77	674,210
Qualified XII (0.95)	57,799.573	50.61	2,925,236
Qualified XII (1.00)	441,135.508	50.45	22,255,286
Qualified XII (1.05)	27,689.190	50.29	1,392,489
Qualified XII (1.10)	20,234.002	50.13	1,014,331
Qualified XII (1.15)	53,109.706	49.97	2,653,892
Qualified XII (1.20)	5,761.188	49.81	286,965
Qualified XII (1.25)	29,258.277	49.65	1,452,673
Qualified XII (1.30)	1,797.307	49.49	88,949
Qualified XII (1.35)	553.371	49.34	27,303
Qualified XII (1.40)	5,989.103	49.18	294,544
Qualified XII (1.45)	1,635.168	49.02	80,156
Qualified XII (1.50)	614.460	48.87	30,029
Qualified XV	2,847.993	50.61	144,137
Qualified XVI	24,696.490	48.87	1,206,917
Qualified XVII	6,855.450	49.65	340,373
Qualified XXI	7,493.651	51.10	382,926
Qualified XXV	17,197.677	51.23	881,037
Qualified XXVI	8,878.802	50.75	450,599
Qualified XXVII	1,173,366.633	33.26	39,026,174
Qualified XXXVI	139.620	50.50	7,051
	3,743,463.122		$ 163,892,395
Oppenheimer Global Fund - Class A			
Contracts in accumulation period:			
Qualified XII (1.00)	6,808.145	$ 19.08	$ 129,899
	6,808.145		$ 129,899

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Main Street Fund® - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP6	3,804.299	$ 12.85	$ 48,885
ING MAP PLUS NP14	2,395.129	12.70	30,418
ING MAP PLUS NP15	6,180.190	12.68	78,365
ING MAP PLUS NP17	406.017	12.65	5,136
ING MAP PLUS NP19	545.796	12.61	6,882
ING MAP PLUS NP26	395.909	12.48	4,941
ING MAP PLUS NP32	5.746	12.37	71
	13,733.086		$ 174,698
Oppenheimer Aggressive Growth Fund/VA			
Currently payable annuity contracts:	132.064	$ 10.42	$ 1,376
	132.064		$ 1,376
Oppenheimer Global Securities/VA			
Contracts in accumulation period:			
ING MAP PLUS NP23	124.843	$ 14.87	$ 1,856
ING MAP PLUS NP29	0.050	14.74	1
Qualified VI	21,550.193	23.71	510,955
Qualified X (1.25)	1,642.916	23.71	38,954
Qualified XII (0.45)	2.478	25.34	63
Qualified XII (0.50)	96.851	25.31	2,451
Qualified XII (0.60)	5.485	25.02	137
Qualified XII (0.70)	3,371.081	24.80	83,603
Qualified XII (0.75)	110.002	24.70	2,717
Qualified XII (0.80)	643.490	24.66	15,868
Qualified XII (0.85)	368.553	24.55	9,048
Qualified XII (0.90)	120.334	24.44	2,941
Qualified XII (0.95)	25.810	24.34	628
Qualified XII (1.00)	2,467.823	24.23	59,795
Qualified XII (1.05)	18.338	24.13	442
Qualified XII (1.10)	56.435	24.02	1,356
Qualified XII (1.15)	336.170	23.92	8,041
Qualified XII (1.25)	87.175	23.71	2,067
Qualified XII (1.40)	110.668	23.40	2,590
Qualified XVII	918.539	23.71	21,779
	32,057.234		$ 765,292
Oppenheimer Main Street Fund®/VA			
Currently payable annuity contracts:	12,583.031	$9.60 to $10.78	$ 122,850
	12,583.031		$ 122,850

322

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Main Street Small Cap Fund®/VA			
Contracts in accumulation period:			
ING Custom Choice 62	28.133	$ 13.32	$ 375
ING Custom Choice 65	1,460.450	13.56	19,804
Qualified VI	201,229.789	13.32	2,680,381
Qualified X (1.15)	3,403.135	15.21	51,762
Qualified X (1.25)	17,539.392	15.17	266,073
Qualified XII (0.30)	82.928	13.53	1,122
Qualified XII (0.50)	1,408.516	13.48	18,987
Qualified XII (0.55)	1,951.062	13.47	26,281
Qualified XII (0.60)	3,743.366	13.46	50,386
Qualified XII (0.65)	3,666.759	13.45	49,318
Qualified XII (0.70)	5,910.231	13.44	79,434
Qualified XII (0.75)	2,641.647	13.43	35,477
Qualified XII (0.80)	6,756.907	13.42	90,678
Qualified XII (0.85)	15,401.484	13.40	206,380
Qualified XII (0.90)	1,228.100	13.39	16,444
Qualified XII (0.95)	6,922.874	13.38	92,628
Qualified XII (1.00)	38,101.950	13.37	509,423
Qualified XII (1.05)	3,802.429	13.36	50,800
Qualified XII (1.10)	3,172.987	13.35	42,359
Qualified XII (1.15)	7,787.267	13.34	103,882
Qualified XII (1.20)	369.228	13.33	4,922
Qualified XII (1.25)	3,535.829	13.32	47,097
Qualified XII (1.35)	2,943.991	13.29	39,126
Qualified XII (1.40)	245.802	13.28	3,264
Qualified XII (1.45)	578.706	13.27	7,679
Qualified XII (1.50)	307.314	13.26	4,075
Qualified XV	2,871.706	13.38	38,423
Qualified XVI	5,862.427	13.26	77,736
Qualified XVII	1,715.188	13.32	22,846
Qualified XVIII	1,041.974	15.26	15,901
Qualified XXI	3,818.541	13.42	51,245
Qualified XXV	505.052	13.43	6,783
Qualified XXVI	827.724	13.39	11,083
	350,862.888		$ 4,722,174

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Strategic Bond Fund/VA			
Contracts in accumulation period:			
Qualified VI	3,766.685	$ 15.07	$ 56,764
Qualified X (1.25)	308.345	15.07	4,647
Qualified XII (0.55)	8.404	16.02	135
Qualified XII (0.65)	0.303	15.89	5
Qualified XII (0.70)	3,687.977	15.82	58,344
Qualified XII (0.75)	20.912	15.75	329
Qualified XII (0.85)	234.025	15.61	3,653
Qualified XII (1.00)	198.128	15.40	3,051
Qualified XII (1.05)	71.907	15.34	1,103
Qualified XII (1.45)	24.874	14.81	368
	8,321.560		$ 128,399
Pax World Balanced Fund, Inc.			
Contracts in accumulation period:			
ING Custom Choice 62	2,148.097	$ 12.86	$ 27,625
ING Custom Choice 65	350.117	11.99	4,198
ING MAP PLUS NP5	10,216.734	12.90	131,796
ING MAP PLUS NP8	11,482.089	12.85	147,545
ING MAP PLUS NP11	5,564.101	12.79	71,165
ING MAP PLUS NP12	12,039.797	12.77	153,748
ING MAP PLUS NP15	14,447.049	12.72	183,766
ING MAP PLUS NP16	8,660.004	12.70	109,982
ING MAP PLUS NP17	249.152	12.68	3,159
ING MAP PLUS NP18	1,188.643	12.66	15,048
ING MAP PLUS NP19	4.737	12.64	60
ING MAP PLUS NP21	7,743.248	12.61	97,642
ING MAP PLUS NP22	21.276	12.59	268
ING MAP PLUS NP23	1,289.941	12.57	16,215
ING MAP PLUS NP25	506.739	12.53	6,349
ING MAP PLUS NP32	260.450	12.41	3,232
Qualified V	260.097	11.90	3,095
Qualified VI	1,334,311.579	12.02	16,038,425
Qualified XII (0.30)	85.856	12.77	1,096
Qualified XII (0.50)	17,954.597	12.61	226,407
Qualified XII (0.55)	18,193.998	12.57	228,699
Qualified XII (0.60)	2,942.049	12.53	36,864
Qualified XII (0.65)	611.174	12.49	7,634
Qualified XII (0.70)	231,678.155	12.45	2,884,393
Qualified XII (0.75)	49,545.606	12.41	614,861
Qualified XII (0.80)	75,704.917	12.37	936,470
Qualified XII (0.85)	121,693.976	12.33	1,500,487

Division/Contract	Units	Unit Value	Extended Value
Pax World Balanced Fund, Inc. (continued)			
Qualified XII (0.90)	5,839.657	$ 12.29	$ 71,769
Qualified XII (0.95)	27,690.492	12.25	339,209
Qualified XII (1.00)	1,100,688.334	12.21	13,439,405
Qualified XII (1.05)	94,631.638	12.18	1,152,613
Qualified XII (1.10)	11,720.079	12.14	142,282
Qualified XII (1.15)	61,839.640	12.10	748,260
Qualified XII (1.20)	5,752.515	12.06	69,375
Qualified XII (1.25)	41,375.798	12.02	497,337
Qualified XII (1.30)	2,856.824	11.98	34,225
Qualified XII (1.35)	2,257.054	11.94	26,949
Qualified XII (1.40)	9,534.595	11.91	113,557
Qualified XII (1.45)	203.040	11.87	2,410
Qualified XII (1.50)	63.557	11.83	752
Qualified XVI	21,998.933	11.83	260,247
Qualified XVII	2,513.971	12.02	30,218
Qualified XXI	591.828	12.37	7,321
Qualified XXV	253.496	12.40	3,143
Qualified XXVI	2,501.293	12.29	30,741
Qualified XXVII	790,821.419	12.24	9,679,654
	4,112,288.341		$ 50,099,696
PIMCO Real Return Portfolio - Administrative Class			
Contracts in accumulation period:			
ING Custom Choice 62	1,536.272	$ 10.61	$ 16,300
ING Custom Choice 65	24,101.637	10.15	244,632
Qualified VI	763,468.140	10.83	8,268,360
Qualified X (1.15)	12,782.495	10.50	134,216
Qualified X (1.25)	37,102.958	10.48	388,839
Qualified XII (0.00)	5.973	11.19	67
Qualified XII (0.15)	45,274.202	11.15	504,807
Qualified XII (0.35)	73,265.942	11.09	812,519
Qualified XII (0.40)	1,461.189	11.07	16,175
Qualified XII (0.50)	62,665.861	11.04	691,831
Qualified XII (0.55)	2,614.921	11.03	28,843
Qualified XII (0.60)	5,071.277	11.01	55,835
Qualified XII (0.65)	1,834.042	11.00	20,174
Qualified XII (0.70)	116,095.911	10.99	1,275,894
Qualified XII (0.75)	27,157.180	10.97	297,914
Qualified XII (0.80)	92,702.646	10.96	1,016,021
Qualified XII (0.85)	84,571.349	10.94	925,211
Qualified XII (0.90)	10,465.080	10.93	114,383
Qualified XII (0.95)	64,562.447	10.91	704,376

Division/Contract	Units	Unit Value	Extended Value
PIMCO Real Return			
Portfolio - Administrative Class (continued)			
Qualified XII (1.00)	772,131.731	$ 10.90	$ 8,416,236
Qualified XII (1.05)	22,704.574	10.88	247,026
Qualified XII (1.10)	16,253.005	10.87	176,670
Qualified XII (1.15)	23,309.606	10.85	252,909
Qualified XII (1.20)	6,893.226	10.84	74,723
Qualified XII (1.25)	30,507.957	10.83	330,401
Qualified XII (1.30)	1,489.965	10.81	16,107
Qualified XII (1.35)	3,392.574	10.80	36,640
Qualified XII (1.40)	6,646.914	10.78	71,654
Qualified XII (1.45)	165.073	10.77	1,778
Qualified XII (1.50)	3.688	10.75	40
Qualified XVI	21,793.539	10.75	234,281
Qualified XXI	1,182.573	10.96	12,961
Qualified XXV	1,829.477	10.99	20,106
Qualified XXVI	2,653.799	10.95	29,059
Qualified XXXII	8.096	10.48	85
	2,337,705.319		$ 25,437,073
Pioneer Fund - Class A			
Contracts in accumulation period:			
Qualified XII (1.00)	2,986.558	$ 15.26	$ 45,575
	2,986.558		$ 45,575
Pioneer High Yield Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP5	25,988.201	$ 11.78	$ 306,141
ING MAP PLUS NP6	22,031.593	11.77	259,312
ING MAP PLUS NP8	13,578.584	11.73	159,277
ING MAP PLUS NP9	6,251.892	11.72	73,272
ING MAP PLUS NP10	15,795.891	11.70	184,812
ING MAP PLUS NP11	7,380.927	11.68	86,209
ING MAP PLUS NP12	1,489.118	11.66	17,363
ING MAP PLUS NP13	1,330.933	11.65	15,505
ING MAP PLUS NP14	5,238.392	11.63	60,922
ING MAP PLUS NP15	15,381.757	11.61	178,582
ING MAP PLUS NP16	6.089	11.60	71
ING MAP PLUS NP17	167.400	11.58	1,938
ING MAP PLUS NP18	13,994.272	11.56	161,774
ING MAP PLUS NP19	4,062.716	11.55	46,924
ING MAP PLUS NP20	718.498	11.53	8,284
ING MAP PLUS NP21	15,438.207	11.51	177,694
ING MAP PLUS NP22	723.201	11.50	8,317
ING MAP PLUS NP23	4,672.362	11.48	53,639

Division/Contract	Units	Unit Value	Extended Value
Pioneer High Yield Fund - Class A (continued)			
ING MAP PLUS NP24	3,316.744	$ 11.46	$ 38,010
ING MAP PLUS NP25	324.479	11.45	3,715
ING MAP PLUS NP26	12.465	11.43	142
ING MAP PLUS NP27	1,211.980	11.41	13,829
ING MAP PLUS NP28	56.167	11.40	640
ING MAP PLUS NP30	832.651	11.36	9,459
ING MAP PLUS NP31	132.897	11.35	1,508
ING MAP PLUS NP32	1,137.209	11.33	12,885
	161,274.625		$ 1,880,224
Pioneer Equity Income VCT Portfolio - Class I			
Currently payable annuity contracts:	197,681.618	$14.24 to $15.32	$ 2,995,133
Contracts in accumulation period:			
ING Custom Choice 62	671.912	14.69	9,870
ING Custom Choice 65	10,875.229	13.06	142,030
ING MAP PLUS NP5	4,961.540	14.62	72,538
ING MAP PLUS NP8	14,814.034	14.55	215,544
ING MAP PLUS NP14	1,753.046	14.43	25,296
ING MAP PLUS NP21	5,484.296	14.28	78,316
ING MAP PLUS NP23	645.367	14.24	9,190
ING MAP PLUS NP25	1,948.106	14.20	27,663
ING MAP PLUS NP26	218.610	14.18	3,100
ING MAP PLUS NP30	37.235	14.10	525
ING MAP PLUS NP32	23.706	14.06	333
Qualified VI	2,548,852.374	14.04	35,785,887
Qualified VIII	4,587.545	14.03	64,363
Qualified X (1.15)	92,522.538	14.12	1,306,418
Qualified X (1.25)	250,032.014	14.04	3,510,449
Qualified XII (0.35)	13,570.493	14.74	200,029
Qualified XII (0.50)	201,842.793	14.62	2,950,942
Qualified XII (0.55)	144,131.914	14.58	2,101,443
Qualified XII (0.60)	31,700.860	14.54	460,931
Qualified XII (0.65)	86,448.989	14.50	1,253,510
Qualified XII (0.70)	167,031.142	14.47	2,416,941
Qualified XII (0.75)	79,539.842	14.43	1,147,760
Qualified XII (0.80)	1,112,500.071	14.39	16,008,876
Qualified XII (0.85)	146,776.808	14.35	2,106,247
Qualified XII (0.90)	23,032.517	14.31	329,595
Qualified XII (0.95)	172,171.338	14.27	2,456,885
Qualified XII (1.00)	1,177,573.266	14.23	16,756,868
Qualified XII (1.05)	88,222.712	14.19	1,251,880
Qualified XII (1.10)	28,728.286	14.15	406,505

Division/Contract	Units	Unit Value	Extended Value
Pioneer Equity Income VCT Portfolio - Class I (continued)			
Qualified XII (1.15)	133,239.550	$ 14.12	$ 1,881,342
Qualified XII (1.20)	14,113.454	14.08	198,717
Qualified XII (1.25)	56,134.561	14.04	788,129
Qualified XII (1.30)	3,119.399	14.00	43,672
Qualified XII (1.35)	2,404.511	13.96	33,567
Qualified XII (1.40)	11,084.345	13.92	154,294
Qualified XII (1.45)	3,160.654	13.89	43,901
Qualified XII (1.50)	221.292	13.85	3,065
Qualified XV	1,845.285	14.27	26,332
Qualified XVI	40,055.560	13.85	554,770
Qualified XVII	16,326.566	14.04	229,225
Qualified XVIII	15,776.233	14.04	221,498
Qualified XXI	28,912.752	14.39	416,055
Qualified XXV	32,547.473	14.43	469,660
Qualified XXVI	17,748.721	14.31	253,984
Qualified XXVII	1,068,757.295	17.75	18,970,442
Qualified XXXII	4,199.864	15.05	63,208
Qualified XXXIII (0.65)	58,067.027	14.94	867,521
	8,116,094.743		$ 119,314,449

Division/Contract	Units	Unit Value	Extended Value
Pioneer Fund VCT Portfolio - Class I			
Currently payable annuity contracts:	14,346.282	$ 13.90	$ 199,413
Contracts in accumulation period:			
ING Custom Choice 65	571.744	12.81	7,324
ING MAP PLUS NP8	20,965.478	13.38	280,518
ING MAP PLUS NP12	8,883.726	13.30	118,154
ING MAP PLUS NP14	2,572.459	13.26	34,111
ING MAP PLUS NP15	4,477.438	13.24	59,281
ING MAP PLUS NP17	938.124	13.20	12,383
ING MAP PLUS NP18	1,719.545	13.19	22,681
ING MAP PLUS NP23	131.471	13.09	1,721
ING MAP PLUS NP28	802.359	13.00	10,431
Qualified VI	174,786.294	12.22	2,135,889
Qualified X (1.15)	21,948.332	12.28	269,526
Qualified X (1.25)	35,640.993	12.22	435,533
Qualified XII (0.15)	125,187.608	12.97	1,623,683
Qualified XII (0.35)	24,759.390	12.83	317,663
Qualified XII (0.50)	33,490.111	12.73	426,329
Qualified XII (0.55)	3,633.292	12.69	46,106
Qualified XII (0.60)	1,612.777	12.66	20,418
Qualified XII (0.65)	69,475.021	12.62	876,775
Qualified XII (0.70)	28,641.564	12.59	360,597
Qualified XII (0.75)	3,733.590	12.55	46,857
Qualified XII (0.80)	37,429.600	12.52	468,619
Qualified XII (0.85)	19,998.367	12.49	249,780
Qualified XII (0.90)	1,953.555	12.45	24,322
Qualified XII (0.95)	39,354.024	12.42	488,777
Qualified XII (1.00)	46,775.603	12.38	579,082
Qualified XII (1.05)	10,780.840	12.35	133,143
Qualified XII (1.10)	3,945.220	12.32	48,605
Qualified XII (1.15)	13,979.974	12.28	171,674
Qualified XII (1.20)	2,214.702	12.25	27,130
Qualified XII (1.25)	6,210.488	12.22	75,892
Qualified XII (1.30)	13.886	12.18	169
Qualified XII (1.35)	55.395	12.15	673
Qualified XII (1.40)	1,077.407	12.12	13,058
Qualified XII (1.45)	215.998	12.08	2,609
Qualified XV	12.839	12.42	159
Qualified XVI	3,550.609	12.05	42,785
Qualified XVII	1,856.213	12.22	22,683
Qualified XVIII	1,214.498	12.22	14,841
Qualified XXI	1,018.105	12.52	12,747
Qualified XXV	1,522.394	12.55	19,106
Qualified XXVI	926.560	12.45	11,536
	772,423.875		$ 9,712,783

Division/Contract	Units	Unit Value	Extended Value
Pioneer High Yield VCT Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 65	4,061.732	$ 11.36	$ 46,141
Qualified V	130.046	11.43	1,486
Qualified VI	299,696.413	11.48	3,440,515
Qualified X (1.15)	14,528.514	11.57	168,095
Qualified X (1.25)	30,232.471	11.54	348,883
Qualified XII (0.40)	128.740	11.75	1,513
Qualified XII (0.50)	34,940.646	11.72	409,504
Qualified XII (0.55)	1,954.072	11.70	22,863
Qualified XII (0.60)	31,076.188	11.68	362,970
Qualified XII (0.65)	613.416	11.67	7,159
Qualified XII (0.70)	22,875.020	11.65	266,494
Qualified XII (0.75)	4,436.815	11.64	51,645
Qualified XII (0.80)	22,461.471	11.62	261,002
Qualified XII (0.85)	26,195.588	11.61	304,131
Qualified XII (0.90)	4,874.378	11.59	56,494
Qualified XII (0.95)	22,004.844	11.58	254,816
Qualified XII (1.00)	468,954.022	11.56	5,421,108
Qualified XII (1.05)	14,702.975	11.54	169,672
Qualified XII (1.10)	3,706.944	11.53	42,741
Qualified XII (1.15)	18,322.574	11.51	210,893
Qualified XII (1.20)	1,078.162	11.50	12,399
Qualified XII (1.25)	15,110.428	11.48	173,468
Qualified XII (1.30)	61.115	11.47	701
Qualified XII (1.35)	219.139	11.45	2,509
Qualified XII (1.40)	3,343.626	11.44	38,251
Qualified XII (1.45)	777.106	11.42	8,875
Qualified XII (1.50)	1,094.080	11.41	12,483
Qualified XV	116.016	11.58	1,343
Qualified XVI	13,396.483	11.41	152,854
Qualified XVIII	1,794.071	11.61	20,829
Qualified XXI	1,366.817	11.62	15,882
Qualified XXVI	686.639	11.62	7,979
Qualified XXXII	209.514	11.54	2,418
	1,065,150.065		$ 12,298,116

Division/Contract	Units	Unit Value	Extended Value
Pioneer Mid Cap Value VCT Portfolio - Class I			
Currently payable annuity contracts:	75,590.124	$ 14.80	$ 1,118,734
Contracts in accumulation period:			
ING Custom Choice 62	166.010	14.25	2,366
ING Custom Choice 65	1,688.408	12.36	20,869
ING MAP PLUS NP5	5,903.993	14.16	83,601
ING MAP PLUS NP6	1,067.081	14.14	15,089
ING MAP PLUS NP11	10,225.708	14.03	143,467
ING MAP PLUS NP12	3,804.842	14.01	53,306
ING MAP PLUS NP13	5,525.959	13.99	77,308
ING MAP PLUS NP14	2,873.281	13.97	40,140
ING MAP PLUS NP15	6,600.075	13.95	92,071
ING MAP PLUS NP18	301.163	13.89	4,183
ING MAP PLUS NP22	955.500	13.81	13,195
ING MAP PLUS NP23	135.438	13.79	1,868
ING MAP PLUS NP25	228.759	13.75	3,145
ING MAP PLUS NP26	144.892	13.73	1,989
ING MAP PLUS NP27	147.516	13.71	2,022
ING MAP PLUS NP28	807.148	13.69	11,050
ING MAP PLUS NP29	37.450	13.67	512
ING MAP PLUS NP30	81.176	13.65	1,108
Qualified V	189.474	16.80	3,183
Qualified VI	1,524,422.063	16.94	25,823,710
Qualified VIII	951.580	16.94	16,120
Qualified X (1.15)	63,235.272	17.04	1,077,529
Qualified X (1.25)	130,211.989	16.94	2,205,791
Qualified XII (0.15)	12,911.884	17.99	232,285
Qualified XII (0.35)	14,949.690	17.80	266,104
Qualified XII (0.40)	10,979.406	17.75	194,884
Qualified XII (0.50)	51,514.397	17.65	909,229
Qualified XII (0.55)	33,708.734	17.60	593,274
Qualified XII (0.60)	35,529.568	17.55	623,544
Qualified XII (0.65)	122,145.714	17.51	2,138,771
Qualified XII (0.70)	67,738.033	17.46	1,182,706
Qualified XII (0.75)	42,729.192	17.41	743,915
Qualified XII (0.80)	747,923.697	17.36	12,983,955
Qualified XII (0.85)	118,874.779	17.32	2,058,911
Qualified XII (0.90)	13,003.690	17.27	224,574
Qualified XII (0.95)	69,003.646	17.22	1,188,243
Qualified XII (1.00)	802,447.020	17.18	13,786,040
Qualified XII (1.05)	40,197.823	17.13	688,589
Qualified XII (1.10)	22,158.872	17.08	378,474
Qualified XII (1.15)	30,475.640	17.04	519,305

Division/Contract	Units	Unit Value	Extended Value
Pioneer Mid Cap Value VCT Portfolio - Class I (continued)			
Qualified XII (1.20)	12,366.660	$ 16.99	$ 210,110
Qualified XII (1.25)	46,315.907	16.94	784,591
Qualified XII (1.30)	1,322.942	16.90	22,358
Qualified XII (1.35)	1,819.101	16.85	30,652
Qualified XII (1.40)	15,265.935	16.81	256,620
Qualified XII (1.45)	9,328.650	16.76	156,348
Qualified XII (1.50)	6.774	16.71	113
Qualified XV	4,716.737	17.22	81,222
Qualified XVI	56,544.225	16.71	944,854
Qualified XVII	2,489.433	16.94	42,171
Qualified XVIII	2,697.590	16.94	45,697
Qualified XXI	14,004.213	17.36	243,113
Qualified XXV	12,645.287	17.41	220,154
Qualified XXVI	28,072.373	17.27	484,810
Qualified XXVII	407,217.336	19.37	7,887,800
Qualified XXXII	6,103.421	14.67	89,537
Qualified XXXIII (0.65)	16,061.303	17.81	286,052
	4,708,564.573		$ 81,311,361
T. Rowe Price Mid-Cap Value Fund - R Class			
Contracts in accumulation period:			
ING MAP PLUS NP8	6,793.785	$ 14.85	$ 100,888
ING MAP PLUS NP11	7,996.380	14.79	118,266
ING MAP PLUS NP12	259.132	14.77	3,827
ING MAP PLUS NP14	16,917.839	14.72	249,031
ING MAP PLUS NP15	1,706.550	14.70	25,086
ING MAP PLUS NP18	10,314.357	14.64	151,002
ING MAP PLUS NP19	7,212.491	14.62	105,447
ING MAP PLUS NP26	1,026.896	14.47	14,859
ING MAP PLUS NP27	16,477.770	14.45	238,104
ING MAP PLUS NP32	234.661	14.34	3,365
	68,939.861		$ 1,009,875
T. Rowe Price Value Fund - Advisor Class			
Contracts in accumulation period:			
Qualified XII (1.00)	2,645.661	$ 11.45	$ 30,293
	2,645.661		$ 30,293

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Templeton Foreign Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP8	6,410.892	$ 15.06	$ 96,548
ING MAP PLUS NP11	13,973.190	14.99	209,458
ING MAP PLUS NP12	8,309.714	14.97	124,396
ING MAP PLUS NP13	966.367	14.95	14,447
ING MAP PLUS NP18	12,236.910	14.84	181,596
ING MAP PLUS NP20	1,578.618	14.80	23,364
ING MAP PLUS NP22	1,216.190	14.76	17,951
ING MAP PLUS NP24	3,827.441	14.71	56,302
ING MAP PLUS NP26	621.024	14.67	9,110
ING MAP PLUS NP28	8,059.193	14.63	117,906
ING MAP PLUS NP29	10.884	14.61	159
ING MAP PLUS NP30	19.875	14.59	290
ING MAP PLUS NP32	1,697.159	14.54	24,677
	58,927.457		$ 876,204
Templeton Growth Fund, Inc. - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP14	418.742	$ 14.66	$ 6,139
ING MAP PLUS NP15	1,384.796	14.64	20,273
ING MAP PLUS NP17	2,868.062	14.60	41,874
ING MAP PLUS NP18	4,529.799	14.58	66,044
ING MAP PLUS NP19	2,025.589	14.56	29,493
ING MAP PLUS NP20	28,088.664	14.53	408,128
ING MAP PLUS NP21	2,595.162	14.51	37,656
ING MAP PLUS NP22	2,979.871	14.49	43,178
ING MAP PLUS NP24	1,272.032	14.45	18,381
ING MAP PLUS NP26	1,252.153	14.41	18,044
ING MAP PLUS NP28	36.793	14.37	529
ING MAP PLUS NP31	77.312	14.30	1,106
Qualified XII (1.00)	216.506	11.63	2,518
	47,745.481		$ 693,363

Division/Contract	Units	Unit Value	Extended Value
Templeton Global Bond Fund - Class A			
Contracts in accumulation period:			
ING Custom Choice 62	820.206	$ 12.65	$ 10,376
ING Custom Choice 65	1,855.314	11.13	20,650
Qualified V	18,329.790	12.40	227,289
Qualified VI	1,078,606.701	12.45	13,428,653
Qualified XII (0.00)	5.178	19.67	102
Qualified XII (0.50)	70,439.404	19.14	1,348,210
Qualified XII (0.55)	2,145.320	19.09	40,954
Qualified XII (0.60)	13,417.795	19.04	255,475
Qualified XII (0.65)	1,620.476	18.99	30,773
Qualified XII (0.70)	66,512.068	18.93	1,259,073
Qualified XII (0.75)	13,061.091	18.88	246,593
Qualified XII (0.80)	62,115.243	18.83	1,169,630
Qualified XII (0.85)	67,124.123	12.58	844,421
Qualified XII (0.90)	10,989.014	18.73	205,824
Qualified XII (0.95)	74,255.333	12.55	931,904
Qualified XII (1.00)	853,274.298	12.53	10,691,527
Qualified XII (1.05)	41,604.538	12.52	520,889
Qualified XII (1.10)	16,265.188	12.50	203,315
Qualified XII (1.15)	53,829.341	12.48	671,790
Qualified XII (1.20)	6,150.226	12.47	76,693
Qualified XII (1.25)	27,114.721	12.45	337,578
Qualified XII (1.30)	916.848	12.43	11,396
Qualified XII (1.35)	212.695	12.42	2,642
Qualified XII (1.40)	3,803.142	12.40	47,159
Qualified XII (1.45)	676.490	12.38	8,375
Qualified XII (1.50)	570.398	12.37	7,056
Qualified XV	13.245	12.55	166
Qualified XVI	23,581.817	12.37	291,707
Qualified XVII	1,513.069	12.53	18,959
Qualified XXI	2,659.584	12.60	33,511
Qualified XXV	3,999.338	12.63	50,512
Qualified XXVI	4,986.949	12.60	62,836
	2,522,468.943		$ 33,056,038

Division/Contract	Units	Unit Value	Extended Value
The Growth Fund of America® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP5	17,487.095	$ 13.63	$ 238,349
ING MAP PLUS NP6	27,273.323	13.61	371,190
ING MAP PLUS NP7	1,926.120	13.59	26,176
ING MAP PLUS NP8	34,998.110	13.58	475,274
ING MAP PLUS NP9	13,627.530	13.56	184,789
ING MAP PLUS NP11	47,230.922	13.52	638,562
ING MAP PLUS NP12	27,333.767	13.50	369,006
ING MAP PLUS NP13	14,880.125	13.48	200,584
ING MAP PLUS NP14	89,547.635	13.46	1,205,311
ING MAP PLUS NP15	42,715.966	13.44	574,103
ING MAP PLUS NP17	15,143.849	13.40	202,928
ING MAP PLUS NP18	53,059.845	13.38	709,941
ING MAP PLUS NP19	15,725.507	13.36	210,093
ING MAP PLUS NP20	45,614.491	13.34	608,497
ING MAP PLUS NP21	39,886.983	13.32	531,295
ING MAP PLUS NP22	9,185.854	13.30	122,172
ING MAP PLUS NP23	9,181.532	13.28	121,931
ING MAP PLUS NP24	6,643.646	13.26	88,095
ING MAP PLUS NP25	234.290	13.24	3,102
ING MAP PLUS NP26	7,788.476	13.23	103,042
ING MAP PLUS NP27	15,578.985	13.21	205,798
ING MAP PLUS NP28	25,195.569	13.19	332,330
ING MAP PLUS NP29	8,191.208	13.17	107,878
ING MAP PLUS NP30	5,405.468	13.15	71,082
ING MAP PLUS NP31	127.471	13.13	1,674
ING MAP PLUS NP32	1,792.002	13.11	23,493
Qualified XII (1.00)	8,115.963	10.67	86,597
	583,891.732		$ 7,813,292
The Growth Fund of America® - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	5,970.538	$ 13.73	$ 81,975
ING Custom Choice 65	1,323.097	13.15	17,399
Qualified V	4,579.494	13.31	60,953
Qualified VI	4,627,282.251	13.37	61,866,764
Qualified XII (0.30)	231.417	13.71	3,173
Qualified XII (0.35)	409.343	13.69	5,604
Qualified XII (0.40)	12,388.344	13.67	169,349
Qualified XII (0.50)	759,533.194	13.64	10,360,033
Qualified XII (0.55)	54,735.716	13.62	745,500
Qualified XII (0.60)	122,429.563	13.60	1,665,042

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
The Growth Fund of America® - Class R-4 (continued)			
Qualified XII (0.65)	25,590.767	$ 13.58	$ 347,523
Qualified XII (0.70)	333,927.859	13.56	4,528,062
Qualified XII (0.75)	242,445.634	13.54	3,282,714
Qualified XII (0.80)	2,852,010.684	13.53	38,587,705
Qualified XII (0.85)	426,366.438	13.51	5,760,211
Qualified XII (0.90)	56,290.776	13.49	759,363
Qualified XII (0.95)	180,282.198	13.47	2,428,401
Qualified XII (1.00)	3,009,516.291	13.45	40,477,994
Qualified XII (1.05)	244,820.271	13.44	3,290,384
Qualified XII (1.10)	87,290.212	13.42	1,171,435
Qualified XII (1.15)	154,499.271	13.40	2,070,290
Qualified XII (1.20)	20,425.903	13.38	273,299
Qualified XII (1.25)	158,071.001	13.37	2,113,409
Qualified XII (1.30)	3,476.643	13.35	46,413
Qualified XII (1.35)	2,677.748	13.33	35,694
Qualified XII (1.40)	19,537.883	13.31	260,049
Qualified XII (1.45)	7,390.403	13.29	98,218
Qualified XII (1.50)	1,172.092	13.28	15,565
Qualified XV	10,085.498	13.47	135,852
Qualified XVI	77,637.120	13.28	1,031,021
Qualified XVII	25,787.467	13.45	346,841
Qualified XXI	9,312.926	13.53	126,004
Qualified XXV	21,420.895	13.56	290,467
Qualified XXVI	6,933.548	13.52	93,742
Qualified XXVII	1,088,938.860	12.90	14,047,311
Qualified XXXVI	58.236	13.62	793
	14,654,849.581		$ 196,594,552

Division/Contract	Units	Unit Value	Extended Value
The Income Fund of America® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP5	4,936.855	$ 13.65	$ 67,388
ING MAP PLUS NP6	2,000.340	13.63	27,265
ING MAP PLUS NP7	938.417	13.61	12,772
ING MAP PLUS NP8	2,145.389	13.59	29,156
ING MAP PLUS NP10	6,223.922	13.55	84,334
ING MAP PLUS NP12	16,742.326	13.51	226,189
ING MAP PLUS NP13	763.457	13.49	10,299
ING MAP PLUS NP15	9,492.726	13.45	127,677
ING MAP PLUS NP17	7,481.075	13.41	100,321
ING MAP PLUS NP19	2,587.881	13.37	34,600
ING MAP PLUS NP20	6,486.354	13.35	86,593
ING MAP PLUS NP22	95.839	13.31	1,276
ING MAP PLUS NP23	34.050	13.29	453
ING MAP PLUS NP25	1,528.315	13.26	20,265
ING MAP PLUS NP26	2,204.622	13.24	29,189
ING MAP PLUS NP27	4,867.736	13.22	64,351
ING MAP PLUS NP28	5,132.489	13.20	67,749
ING MAP PLUS NP30	3,153.229	13.16	41,496
ING MAP PLUS NP32	61.738	13.12	810
	76,876.760		$ 1,032,183
UBS U.S. Small Cap Growth Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP11	7,693.222	$ 12.16	$ 93,550
ING MAP PLUS NP15	7,681.703	12.09	92,872
ING MAP PLUS NP17	363.122	12.06	4,379
ING MAP PLUS NP24	5,693.239	11.94	67,977
ING MAP PLUS NP26	475.675	11.90	5,661
ING MAP PLUS NP27	12.492	11.88	148
	21,919.453		$ 264,587
Diversified Value Portfolio			
Contracts in accumulation period:			
ING MAP PLUS NP8	6,630.163	$ 14.49	$ 96,071
ING MAP PLUS NP29	269.925	14.09	3,803
	6,900.088		$ 99,874
Equity Income Portfolio			
Contracts in accumulation period:			
ING MAP PLUS NP11	15,938.687	$ 13.81	$ 220,113
ING MAP PLUS NP24	576.584	13.57	7,824
ING MAP PLUS NP29	498.504	13.48	6,720
	17,013.775		$ 234,657

Division/Contract	Units	Unit Value	Extended Value
Small Company Growth Portfolio			
Contracts in accumulation period:			
ING MAP PLUS NP8	119.499	$ 12.86	$ 1,537
ING MAP PLUS NP29	1,322.739	12.51	16,547
	1,442.238		$ 18,084
Wanger Select			
Contracts in accumulation period:			
ING Custom Choice 62	809.389	$ 15.18	$ 12,287
ING Custom Choice 65	2,622.975	14.45	37,902
Qualified VI	625,494.995	14.72	9,207,286
Qualified X (1.15)	6,209.409	15.32	95,128
Qualified X (1.25)	37,415.103	15.28	571,703
Qualified XII (0.15)	106,285.622	15.15	1,610,227
Qualified XII (0.35)	43,101.600	15.07	649,541
Qualified XII (0.50)	102,387.264	15.01	1,536,833
Qualified XII (0.55)	1,620.213	14.99	24,287
Qualified XII (0.60)	12,645.575	14.97	189,304
Qualified XII (0.65)	46,023.858	14.95	688,057
Qualified XII (0.70)	39,537.411	14.93	590,294
Qualified XII (0.75)	13,489.596	14.91	201,130
Qualified XII (0.80)	71,537.567	14.89	1,065,194
Qualified XII (0.85)	54,743.833	14.87	814,041
Qualified XII (0.90)	3,261.352	14.85	48,431
Qualified XII (0.95)	29,181.976	14.83	432,769
Qualified XII (1.00)	429,155.338	14.81	6,355,791
Qualified XII (1.05)	31,001.653	14.79	458,514
Qualified XII (1.10)	8,699.580	14.77	128,493
Qualified XII (1.15)	36,889.556	14.76	544,490
Qualified XII (1.20)	4,581.623	14.74	67,533
Qualified XII (1.25)	17,560.959	14.72	258,497
Qualified XII (1.30)	103.767	14.70	1,525
Qualified XII (1.35)	29.452	14.68	432
Qualified XII (1.40)	1,562.836	14.66	22,911
Qualified XII (1.45)	51.343	14.64	752
Qualified XII (1.50)	717.046	14.62	10,483
Qualified XV	1,765.791	14.83	26,187
Qualified XVI	10,083.778	14.62	147,425
Qualified XVII	2,557.534	14.81	37,877
Qualified XVIII	122.849	15.37	1,888
Qualified XXI	4,148.443	14.89	61,770
Qualified XXV	4,091.558	14.93	61,087
Qualified XXVI	4,079.680	14.89	60,746
Qualified XXXII	2,122.693	15.28	32,435
	1,755,693.217		$ 26,053,250

Division/Contract	Units	Unit Value	Extended Value
Wanger U.S. Smaller Companies			
Contracts in accumulation period:			
ING Custom Choice 62	1,762.155	$ 13.78	$ 24,282
ING Custom Choice 65	1,124.106	12.52	14,074
Qualified VI	489,041.786	13.55	6,626,516
Qualified X (1.15)	3,776.398	14.22	53,700
Qualified X (1.25)	22,573.189	14.19	320,314
Qualified XII (0.15)	4,630.420	13.95	64,594
Qualified XII (0.35)	30,654.371	13.88	425,483
Qualified XII (0.50)	68,572.426	13.82	947,671
Qualified XII (0.55)	14,278.398	13.80	197,042
Qualified XII (0.60)	12,085.443	13.78	166,537
Qualified XII (0.65)	790.252	13.77	10,882
Qualified XII (0.70)	59,963.114	13.75	824,493
Qualified XII (0.75)	21,032.829	13.73	288,781
Qualified XII (0.80)	18,611.962	13.71	255,170
Qualified XII (0.85)	52,586.857	13.69	719,914
Qualified XII (0.90)	3,181.203	13.67	43,487
Qualified XII (0.95)	18,943.017	13.66	258,762
Qualified XII (1.00)	322,348.279	13.64	4,396,831
Qualified XII (1.05)	8,690.910	13.62	118,370
Qualified XII (1.10)	14,363.434	13.60	195,343
Qualified XII (1.15)	15,593.415	13.58	211,759
Qualified XII (1.20)	5,996.721	13.56	81,316
Qualified XII (1.25)	16,265.736	13.55	220,401
Qualified XII (1.30)	393.424	13.53	5,323
Qualified XII (1.35)	300.420	13.51	4,059
Qualified XII (1.40)	5,426.100	13.49	73,198
Qualified XII (1.45)	3,259.412	13.47	43,904
Qualified XII (1.50)	324.235	13.46	4,364
Qualified XV	1,396.326	13.66	19,074
Qualified XVI	14,851.152	13.46	199,897
Qualified XVII	72.877	13.64	994
Qualified XVIII	63.438	14.27	905
Qualified XXI	2,743.214	13.71	37,609
Qualified XXV	9,566.370	13.75	131,538
Qualified XXVI	7,657.805	13.71	104,989
Qualified XXXII	1,397.436	14.19	19,830
Qualified XXXVI	12.879	13.80	178
	1,254,331.509		$ 17,111,584

Division/Contract	Units	Unit Value	Extended Value
Washington Mutual Investors Fund^{SM}, Inc. - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP5	13,910.461	$ 13.02	$ 181,114
ING MAP PLUS NP6	11,846.721	13.00	154,007
ING MAP PLUS NP7	1,281.647	12.99	16,649
ING MAP PLUS NP8	4,395.510	12.97	57,010
ING MAP PLUS NP9	2,028.967	12.95	26,275
ING MAP PLUS NP11	25,929.555	12.91	334,751
ING MAP PLUS NP12	18,101.474	12.89	233,328
ING MAP PLUS NP13	10,988.225	12.87	141,418
ING MAP PLUS NP14	72,169.782	12.85	927,382
ING MAP PLUS NP15	17,709.365	12.84	227,388
ING MAP PLUS NP17	8,439.516	12.80	108,026
ING MAP PLUS NP18	8,016.439	12.78	102,450
ING MAP PLUS NP19	9,015.174	12.76	115,034
ING MAP PLUS NP20	28,386.750	12.74	361,647
ING MAP PLUS NP21	15,844.499	12.72	201,542
ING MAP PLUS NP22	1,697.731	12.71	21,578
ING MAP PLUS NP23	1,883.871	12.69	23,906
ING MAP PLUS NP24	6,544.289	12.67	82,916
ING MAP PLUS NP26	1,253.599	12.63	15,833
ING MAP PLUS NP27	25,205.354	12.61	317,840
ING MAP PLUS NP28	4,105.523	12.60	51,730
ING MAP PLUS NP29	5,971.563	12.58	75,122
ING MAP PLUS NP30	4,719.803	12.56	59,281
ING MAP PLUS NP32	1,778.699	12.52	22,269
	301,224.517		$ 3,858,496

Division/Contract	Units	Unit Value	Extended Value
Washington Mutual Investors Fund^{SM}**, Inc. - Class R-4**			
Contracts in accumulation period:			
ING Custom Choice 62	1,779.458	$ 13.15	$ 23,400
ING Custom Choice 65	6,249.422	12.60	78,743
Qualified V	2,170.363	12.82	27,824
Qualified VI	2,302,633.047	12.88	29,657,914
Qualified XII (0.30)	84.709	13.21	1,119
Qualified XII (0.40)	1,659.381	13.17	21,854
Qualified XII (0.50)	141,425.319	13.14	1,858,329
Qualified XII (0.55)	6,866.079	13.12	90,083
Qualified XII (0.60)	46,364.053	13.10	607,369
Qualified XII (0.65)	1,908.989	13.08	24,970
Qualified XII (0.70)	136,031.381	13.07	1,777,930
Qualified XII (0.75)	145,839.680	13.05	1,903,208
Qualified XII (0.80)	1,490,193.658	13.03	19,417,223
Qualified XII (0.85)	234,783.889	13.01	3,054,538
Qualified XII (0.90)	26,669.896	13.00	346,709
Qualified XII (0.95)	107,251.044	12.98	1,392,119
Qualified XII (1.00)	1,219,006.566	12.96	15,798,325
Qualified XII (1.05)	76,719.745	12.94	992,754
Qualified XII (1.10)	53,141.503	12.93	687,120
Qualified XII (1.15)	73,233.686	12.91	945,447
Qualified XII (1.20)	18,845.719	12.89	242,921
Qualified XII (1.25)	106,492.008	12.88	1,371,617
Qualified XII (1.30)	408.338	12.86	5,251
Qualified XII (1.35)	3,417.030	12.84	43,875
Qualified XII (1.40)	15,301.496	12.82	196,165
Qualified XII (1.45)	3,366.698	12.81	43,127
Qualified XII (1.50)	133.139	12.79	1,703
Qualified XV	926.262	12.98	12,023
Qualified XVI	41,360.657	12.79	529,003
Qualified XVII	32,562.985	12.96	422,016
Qualified XXI	3,288.879	13.03	42,854
Qualified XXV	3,856.700	13.07	50,407
Qualified XXVI	2,825.725	13.03	36,819
Qualified XXVII	521,512.172	12.38	6,456,321
	6,828,309.676		$ 88,161,080
Wells Fargo Advantage Small Cap Value Fund - Class A			
Contracts in accumulation period:			
Qualified XII (1.00)	1,929.699	$ 10.70	$ 20,648
	1,929.699		$ 20,648

ING MAP PLUS

Group contracts issued in connection with ING MAP Plus NP, shown separately for differing daily asset charges.

Qualified I

Individual Contracts issued prior to May 1, 1975 in connection with "Qualified Corporate Retirement Plans" established pursuant to Section 401 of the Internal Revenue Code ("Code"); tax-deferred annuity plans established by the public school systems and tax-exempt organizations pursuant to Section 403(b) of the Code, and certain individual retirement annuity plans established by or on behalf of individuals pursuant to section 408(b) of the Code; individual Contracts issued prior to November 1, 1975 in connection with "H.R. 10 Plans" established by persons entitled to the benefits of the Self-Employed Individuals Tax Retirement Act of 1962, as amended; allocated group Contracts issued prior to May 1, 1975 in connection with qualified corporate retirement plans; and group Contracts issued prior to October 1, 1978 in connection with tax-deferred annuity plans.

Qualified V

Certain group AetnaPlus Contracts issued since August 28, 1992 in connection with "Optional Retirement Plans" established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code.

Qualified VI

Certain group AetnaPlus Contracts issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans since August 28, 1992.

Qualified VII

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Qualified I).

Qualified VIII

Group AetnaPlus Contracts issued in connection with Tax-Deferred Annuity Plans and Deferred Compensation Plans adopted by state and local governments since June 30, 1993.

Qualified IX

Certain large group Contracts (Jumbo) that were converted to ACES, an administrative system (previously valued under Qualified VI).

Qualified X

Individual retirement annuity and Simplified Employee Pension ("SEP") plans issued or converted to ACES, an administrative system.

Qualified XII

Group Retirement Plus and Voluntary TDA Contracts issued since 1996 in connection with plans established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code, shown separately by applicable daily charge; and Contracts issued since October 1, 1996 in connection with optional retirement plans established pursuant to Section 403(b) or 403(a) of the Internal Revenue Code.

Qualified XV

Certain existing Contracts issued in connection with deferred compensation plans issued through product exchange on December 16, 1996 (previously valued under Qualified VI), and new Contracts issued after that date in connection with certain deferred compensation plans.

Qualified XVI

Group AetnaPlus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans.

Qualified XVII

Group AetnaPlus Contracts containing contractual limits on fees issued in connection with tax-deferred annuity plans and deferred compensation plans, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XVIII

Individual retirement annuity and SEP plan Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XIX

Group Corporate 401 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XX

Group HR 10 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XXI

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

Qualified XXII

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

Qualified XXV

Group Contracts issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

Qualified XXVI

Group Contracts issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

Qualified XXVII

Group Contracts issued in connection with tax deferred annuity plans having Contract modifications effective February 2000 to lower mortality and expense fee.

Qualified XXVIII

Group Contracts issued in connection with optional retirement plans having Contract modifications effective February 2000 to lower mortality and expense fee.

Qualified XXIX

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

Qualified XXX

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

Qualified XXXI

Group Contracts issued in connection with the San Bernadino 457(f) Plan at a zero basis point charge, effective in 2004.

Qualified XXXII

Individual Contracts issued in connection with the 1992/1994 Pension IRA at 125 basis points, effective in 2004.

Qualified XXXIII

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 0.40 and 0.65 basis points.

Qualified XXXV

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 0.35 basis points.

Qualified XXXVI

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 0.55 and 0.80 basis points.

9.   Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, follows:

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM Mid Cap Core Equity Fund - Class A						
2006	18	$12.67 to $14.87	$ 234	0.76%	0.65% to 1.70%	9.99% to 10.40%
2005	16	$11.62 to $13.52	188	-	0.65% to 1.60%	5.73% to 6.77%
2004	18	$10.99 to $11.08	196	(c)	0.65% to 1.60%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
AIM Small Cap Growth Fund - Class A						
2006	1	$13.01	17	0.00%	1.00%	13.23%
2005	1	$11.49	8	0.25%	1.00%	7.18%
2004	-	$10.72	-	(c)	1.00%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
AIM Global Health Care Fund - Investor Class						
2006	4	$31.61 to $31.99	114	0.00%	0.90% to 1.70%	3.36% to 3.43%
2005	2	$30.81 to $30.93	68	(d)	0.90% to 1.65%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
AIM V.I. Capital Appreciation Fund - Series I Shares						
2006	3,257	$6.42 to $12.36	32,996	0.07%	0.00% to 1.50%	4.72% to 6.35%
2005	2,001	$6.22 to $11.61	19,374	0.06%	0.00% to 1.50%	0.10% to 8.80%
2004	2,282	$5.77 to $10.80	20,524	-	0.00% to 1.50%	4.97% to 14.62%
2003	2,409	$5.47 to $10.25	20,562	-	0.25% to 1.50%	27.54% to 29.11%
2002	2,288	$4.26 to $7.11	15,302	-	0.00% to 1.50%	-25.48% to -24.62%

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM V.I. Core Equity Fund - Series I Shares						
2006	5,005	$8.01 to $13.60	$ 49,719	0.66%	0.00% to 1.50%	15.02% to 16.80%
2005	3,691	$6.93 to $11.81	31,783	1.36%	0.00% to 1.50%	3.66% to 5.23%
2004	4,620	$6.65 to $11.18	38,313	0.91%	0.00% to 1.50%	7.32% to 38.44%
2003	5,544	$6.16 to $10.37	42,522	1.00%	0.25% to 1.50%	22.56% to 24.08%
2002	5,575	$5.00 to $6.54	34,728	0.33%	0.00% to 1.50%	-16.84% to -15.71%
AllianceBernstein Growth and Income Fund, Inc. - Class A						
2006	5	$12.54 to $12.76	65	1.35%	1.05% to 1.65%	15.48%
2005	4	$10.98 to $10.99	42	(f)	1.20% to 1.25%	(f)
2004	2	$10.75	22	(c)	0.95%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
AllianceBernstein Growth and Income Portfolio - Class A						
2006	41	$13.48 to $13.56	557	1.74%	1.00% to 1.25%	15.91% to 15.97%
2005	22	$11.63 to $11.65	260	1.29%	1.15% to 1.25%	3.56%
2004	4	$11.23	50	(c)	1.25%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Allianz NFJ Small-Cap Value - Class A						
2006	31	$15.28 to $15.50	477	1.87%	0.70% to 1.20%	17.18% to 17.59%
2005	30	$13.04 to $13.14	398	3.10%	0.80% to 1.20%	9.33%
2004	4	$12.00	53	(c)	0.90%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
American Balanced Fund® - Class R-3						
2006	422	$11.66 to $12.12	5,014	2.18%	0.20% to 1.55%	9.69% to 11.20%
2005	340	$10.63 to $10.89	3,656	2.07%	0.25% to 1.55%	1.43% to 2.54%
2004	120	$10.50 to $10.61	1,269	(c)	0.30% to 1.45%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
American Century Income & Growth Fund - Advisor Class						
2006	495	$12.01 to $37.17	$ 5,990	1.59%	1.00% to 1.10%	15.59% to 15.70%
2005	539	$10.38 to $31.95	5,629	1.78%	1.00% to 1.10%	3.36% to 3.49%
2004	433	$10.03 to $30.91	4,389	1.83%	1.00% to 1.10%	11.51% to 11.57%
2003	272	$8.99 to $27.72	2,491	1.48%	1.00% to 1.10%	27.92% to 28.06%
2002	159	$7.02 to $21.67	1,152	1.30%	1.00% to 1.10%	-20.84% to -20.40%
Ariel Appreciation Fund						
2006	52	$11.91 to $12.24	629	0.05%	0.95% to 1.90%	8.87% to 9.87%
2005	35	$10.94 to $11.16	394	0.34%	0.85% to 1.90%	1.47% to 2.01%
2004	18	$10.88 to $10.94	192	(c)	0.85% to 1.40%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Ariel Fund						
2006	52	$12.51 to $12.91	660	0.00%	0.70% to 1.80%	8.48% to 9.22%
2005	46	$11.56 to $11.73	537	0.58%	0.95% to 1.70%	-0.43% to -0.34%
2004	13	$11.66 to $11.70	154	(c)	1.25% to 1.60%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Baron Asset Fund						
2006	67	$15.03 to $15.58	1,029	0.00%	0.45% to 1.70%	12.86% to 14.06%
2005	30	$13.37 to $13.66	403	-	0.45% to 1.55%	11.29% to 11.52%
2004	11	$12.11 to $12.18	135	(c)	0.60% to 1.25%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Baron Growth Fund						
2006	99	$14.23 to $14.65	1,434	0.00%	0.50% to 1.50%	13.75% to 14.90%
2005	82	$12.49 to $12.75	1,034	-	0.50% to 1.60%	4.16% to 5.20%
2004	32	$12.01 to $12.12	392	-	0.50% to 1.50%	0.00%
2003	-	$12.91	-	(b)	0.00%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)

348

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Calvert Social Balanced Portfolio						
2006	2,925	$11.75 to $32.97	$ 65,397	2.25%	0.00% to 1.50%	7.14% to 8.80%
2005	3,274	$11.39 to $30.61	66,533	1.77%	0.00% to 1.50%	4.07% to 5.61%
2004	3,412	$10.91 to $29.27	66,170	1.71%	0.00% to 1.50%	6.63% to 8.01%
2003	3,259	$10.21 to $27.31	60,576	1.94%	0.25% to 1.50%	17.49% to 18.96%
2002	3,111	$8.88 to $23.11	49,766	2.70%	0.00% to 1.50%	-13.46% to -12.46%
Capital One Mid Cap Equity Fund - Class A						
2006	7	$13.46 to $13.51	96	0.02%	0.70% to 0.85%	9.52% to 9.59%
2005	10	$12.29 to $12.30	125	(d)	0.80% to 0.85%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
DWS Equity 500 Index Fund - Class S						
2006	11	$14.64	167	1.85%	1.00%	14.46%
2005	5	$12.79	66	-	1.00%	3.65%
2004	-	$12.34	2	(c)	1.00%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
EuroPacific Growth Fund® - Class R-3						
2006	225	$16.29 to $16.91	3,767	1.95%	0.25% to 1.55%	19.60% to 21.13%
2005	87	$13.62 to $13.96	1,208	1.93%	0.25% to 1.55%	19.09% to 20.14%
2004	48	$11.47 to $11.58	553	(c)	0.40% to 1.40%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
EuroPacific Growth Fund® - Class R-4						
2006	8,654	$14.58 to $17.16	141,230	2.13%	0.00% to 1.50%	20.03% to 21.40%
2005	4,523	$12.09 to $14.26	61,647	2.63%	0.40% to 1.50%	19.25% to 20.43%
2004	1,426	$11.43 to $11.96	16,360	(c)	0.55% to 1.50%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Evergreen Special Values Fund - Class A						
2006	4,425	$15.03 to $24.96	$ 105,934	0.42%	0.50% to 1.55%	19.54% to 20.78%
2005	3,781	$12.57 to $20.60	75,301	0.93%	0.55% to 1.55%	8.74% to 9.85%
2004	2,610	$11.56 to $18.76	47,554	0.96%	0.55% to 1.55%	18.85% to 18.90%
2003	1,118	$15.33 to $15.50	17,138	-	0.95% to 1.00%	34.00% to 34.08%
2002	819	$11.44 to $11.56	9,367	-	0.95% to 1.00%	-7.97% to -7.92%
Fidelity® Advisor Mid Cap Fund - Class T						
2006	51	$13.38 to $13.88	694	0.00%	0.35% to 1.60%	11.50% to 12.66%
2005	48	$12.06 to $12.32	591	-	0.35% to 1.50%	6.63% to 7.79%
2004	37	$11.31 to $11.43	423	(c)	0.35% to 1.50%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Fidelity® VIP Equity-Income Portfolio - Initial Class						
2006	18,954	$13.23 to $33.70	455,731	3.30%	0.00% to 1.95%	17.81% to 20.16%
2005	19,555	$11.23 to $28.36	401,206	1.61%	0.00% to 1.95%	4.15% to 5.90%
2004	21,024	$10.84 to $27.10	405,088	1.43%	0.00% to 1.95%	9.88% to 11.29%
2003	18,499	$10.50 to $24.58	327,820	1.56%	0.25% to 1.50%	28.39% to 30.03%
2002	16,267	$8.79 to $19.07	226,895	1.66%	0.00% to 1.50%	-18.19% to -17.24%
Fidelity® VIP Growth Portfolio - Initial Class						
2006	16,905	$10.60 to $26.69	295,822	0.40%	0.00% to 1.65%	5.20% to 6.89%
2005	19,931	$9.98 to $25.27	329,184	0.51%	0.00% to 1.80%	3.98% to 5.79%
2004	24,025	$9.50 to $24.16	377,338	0.26%	0.00% to 1.65%	1.80% to 3.11%
2003	24,544	$9.27 to $23.64	380,196	0.24%	0.25% to 1.50%	30.83% to 32.47%
2002	23,257	$8.30 to $18.00	277,744	0.25%	0.00% to 1.50%	-31.15% to -30.35%
Fidelity® VIP High Income Portfolio - Initial Class						
2006	767	$10.04 to $11.11	7,752	8.35%	1.00% to 1.50%	9.57% to 10.12%
2005	647	$9.12 to $9.19	6,022	14.48%	1.00% to 1.10%	1.56% to 1.77%
2004	568	$8.98 to $9.03	5,210	9.10%	1.00% to 1.50%	8.40% to 8.45%
2003	866	$8.28 to $8.33	7,292	5.36%	1.00% to 1.50%	25.84% to 26.02%
2002	529	$6.58 to $6.61	3,569	8.54%	1.00% to 1.50%	2.31% to 2.41%

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Overseas Portfolio - Initial Class						
2006	2,821	$11.47 to $22.00	$ 51,710	0.89%	0.00% to 1.50%	16.32% to 18.09%
2005	2,828	$9.82 to $18.63	44,759	0.65%	0.00% to 1.50%	5.21% to 19.04%
2004	3,036	$8.33 to $15.65	41,057	1.10%	0.00% to 1.50%	11.91% to 27.00%
2003	2,508	$7.40 to $13.88	30,341	0.50%	0.25% to 1.50%	41.20% to 43.00%
2002	1,719	$5.21 to $9.79	14,076	0.74%	0.00% to 1.50%	-21.47% to -20.56%
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class						
2006	921	$19.79 to $19.95	18,360	2.71%	1.00% to 1.10%	6.17% to 6.29%
2005	994	$18.64 to $18.77	18,646	2.68%	1.00% to 1.10%	2.93% to 2.96%
2004	1,116	$18.11 to $18.23	20,327	2.80%	1.00% to 1.10%	4.32% to 4.47%
2003	1,246	$17.36 to $17.45	21,727	3.47%	1.00% to 1.10%	16.67% to 16.80%
2002	1,221	$14.88 to $14.94	18,235	3.97%	1.00% to 1.10%	-9.73% to -9.64%
Fidelity® VIP Contrafund® Portfolio - Initial Class						
2006	40,979	$12.07 to $36.46	1,176,582	1.31%	0.00% to 1.95%	9.57% to 11.73%
2005	37,845	$12.96 to $32.97	1,008,057	0.26%	0.00% to 1.95%	14.84% to 16.95%
2004	32,399	$11.31 to $28.47	743,262	0.31%	0.00% to 1.85%	13.73% to 15.24%
2003	27,815	$10.35 to $24.91	564,372	0.40%	0.25% to 1.50%	26.56% to 28.10%
2002	23,810	$10.26 to $19.58	382,356	0.79%	0.00% to 1.50%	-10.70% to -9.48%
Fidelity® VIP Index 500 Portfolio - Initial Class						
2006	4,609	$27.75 to $27.98	128,845	1.65%	1.00% to 1.10%	14.43% to 14.58%
2005	4,779	$24.25 to $24.42	116,615	1.72%	1.00% to 1.10%	3.72% to 3.78%
2004	4,966	$23.38 to $23.53	116,763	1.24%	1.00% to 1.10%	9.41% to 9.49%
2003	4,705	$21.37 to $21.49	101,046	1.34%	1.00% to 1.10%	26.98% to 27.16%
2002	4,302	$16.83 to $16.90	72,668	1.32%	1.00% to 1.10%	-23.10% to -23.32%
Fidelity® VIP Mid Cap Portfolio - Initial Class						
2006	446	$12.22	5,451	(e)	0.00%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

351

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Mutual Discovery Fund - Class R						
2006	89	$15.75 to $16.30	$ 1,438	2.06%	0.35% to 1.55%	20.97% to 22.16%
2005	51	$13.02 to $13.27	667	1.41%	0.55% to 1.55%	13.95%
2004	16	$11.54 to $11.60	186	(c)	0.45% to 1.05%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Franklin Small-Mid Cap Growth Fund - Class A						
2006	44	$12.43 to $12.83	556	0.00%	0.65% to 1.75%	5.76% to 6.60%
2005	27	$11.80 to $11.98	318	-	0.80% to 1.60%	8.86%
2004	6	$10.84 to $10.91	70	(c)	0.90% to 1.60%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Franklin Small Cap Value Securities Fund - Class 2						
2006	4,814	$13.16 to $20.37	88,521	0.64%	0.15% to 1.75%	15.05% to 16.53%
2005	4,489	$12.96 to $17.59	72,308	0.78%	0.35% to 1.65%	7.02% to 8.16%
2004	3,359	$12.11 to $16.33	50,132	0.13%	0.00% to 1.65%	21.91% to 23.12%
2003	1,312	$10.35 to $13.33	15,883	0.19%	0.55% to 1.50%	30.14% to 31.36%
2002	860	$9.19 to $9.32	7,951	0.55%	0.55% to 1.50%	-10.62% to -10.12%
ING Financial Services Fund - Class A						
2006	6	$13.23 to $13.56	84	1.20%	0.60% to 1.45%	16.42%
2005	4	$11.63 to $11.66	51	-	0.50% to 0.65%	7.27%
2004	1	$10.87	9	(c)	0.50%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING Real Estate Fund - Class A						
2006	124	$18.70 to $19.45	2,373	2.49%	0.20% to 1.55%	34.10% to 35.71%
2005	67	$13.99 to $14.31	954	4.05%	0.25% to 1.45%	10.59% to 11.47%
2004	22	$12.65 to $12.76	282	(c)	0.45% to 1.45%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)

352

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GNMA Income Fund - Class A						
2006	91	$10.44 to $10.87	$ 973	5.45%	0.20% to 1.55%	2.75% to 3.93%
2005	69	$10.11 to $10.44	712	4.48%	0.25% to 1.55%	0.99% to 2.25%
2004	40	$10.10 to $10.20	404	(c)	0.30% to 1.45%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING Intermediate Bond Fund - Class A						
2006	151	$10.53 to $10.95	1,633	4.65%	0.20% to 1.55%	2.13% to 3.33%
2005	79	$10.31 to $10.52	829	3.96%	0.45% to 1.55%	1.66% to 2.24%
2004	52	$10.20 to $10.29	535	(c)	0.40% to 1.40%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING GET Fund - Series Q						
2006	263	$11.05	2,909	3.88%	1.25%	4.25%
2005	303	$10.60	3,208	3.83%	1.25%	0.28%
2004	364	$10.57	3,849	3.64%	1.25%	0.67%
2003	418	$10.50	4,385	-	1.25%	3.86%
2002	498	$10.11	5,031	2.28%	1.25%	(b)
ING GET Fund - Series S						
2006	904	$10.74 to $11.91	10,253	3.13%	0.25% to 1.75%	5.40% to 7.01%
2005	1,359	$10.19 to $11.13	14,566	2.62%	0.25% to 1.75%	0.09% to 1.38%
2004	2,247	$10.18 to $10.89	23,958	2.65%	0.50% to 1.75%	0.86% to 2.16%
2003	3,106	$10.09 to $10.69	32,661	0.10%	0.50% to 1.75%	4.08% to 5.34%
2002	4,624	$10.04 to $10.11	46,558	(a)	0.25% to 1.75%	(a)
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class						
2006	262	$12.48 to $12.69	3,286	0.00%	0.50% to 1.50%	0.24% to 1.20%
2005	88	$12.45 to $12.54	1,096	(d)	0.50% to 1.50%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

353

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING BlackRock Large Cap Growth Portfolio - Service Class						
2006	-	$11.40	$ -	(e)	0.00%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Evergreen Health Sciences Portfolio - Service Class						
2006	351	$12.55 to $12.87	4,440	0.00%	0.00% to 1.50%	12.15% to 13.32%
2005	129	$11.19 to $11.29	1,446	(d)	0.50% to 1.50%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class						
2006	1,115	$13.00 to $13.31	14,604	0.00%	0.35% to 1.55%	10.25% to 11.36%
2005	390	$11.80 to $11.88	4,611	(d)	0.50% to 1.50%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING FMR[SM] Large Cap Growth Portfolio - Institutional Class						
2006	16	$9.85 to $9.93	162	(e)	0.50% to 1.50%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class						
2006	4	$14.67	57	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class						
2006	1,901	$15.35	$ 29,171	0.67%	1.00%	34.77%
2005	1,396	$11.39	15,902	(d)	1.00%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class						
2006	1,200	$11.43 to $18.30	21,610	0.43%	0.40% to 1.50%	33.78% to 35.12%
2005	512	$13.38 to $13.50	6,873	(d)	0.50% to 1.50%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING JPMorgan Small Cap Core Equity Portfolio - Service Class						
2006	126	$12.96 to $13.25	1,643	0.00%	0.40% to 1.50%	15.07% to 16.04%
2005	25	$11.28 to $11.38	282	(d)	0.50% to 1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING JPMorgan Value Opportunities Portfolio - Institutional Class						
2006	2	$11.29 to $11.30	26	(e)	1.15% to 1.25%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING JPMorgan Value Opportunities Portfolio - Service Class						
2006	73	$11.24 to $11.32	824	(e)	0.50% to 1.50%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Julius Baer Foreign Portfolio - Service Class						
2006	1,766	$15.30 to $17.79	$ 30,166	0.00%	0.00% to 1.50%	27.32% to 28.85%
2005	658	$13.25 to $13.95	8,790	0.06%	0.30% to 1.50%	13.64% to 14.49%
2004	122	$11.66 to $12.27	1,428	(c)	0.70% to 1.50%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING Legg Mason Partners All Cap Portfolio - Service Class						
2006	3	$11.35	35	(e)	0.50%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Legg Mason Value Portfolio - Service Class						
2006	282	$12.02 to $12.30	3,415	0.00%	0.30% to 1.55%	4.97% to 5.98%
2005	148	$11.46 to $11.57	1,700	(d)	0.50% to 1.50%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Lord Abbett Affiliated Portfolio - Institutional Class						
2006	99	$10.77 to $10.85	1,068	(e)	0.50% to 1.50%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Marsico Growth Portfolio - Service Class						
2006	233	$10.11 to $12.05	2,747	0.00%	0.00% to 1.50%	3.34% to 4.46%
2005	102	$11.37 to $11.47	1,159	(d)	0.50% to 1.50%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Marsico International Opportunities Portfolio - Service Class						
2006	478	$15.16 to $15.50	$ 7,306	0.03%	0.40% to 1.50%	22.16% to 23.16%
2005	108	$12.41 to $12.48	1,348	(d)	0.70% to 1.50%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING MFS Total Return Portfolio - Adviser Class						
2006	4	$11.30	45	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING MFS Total Return Portfolio - Institutional Class						
2006	25	$10.78	269	(e)	1.00%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING MFS Total Return Portfolio - Service Class						
2006	2,514	$11.69 to $15.23	36,559	2.23%	0.30% to 1.65%	10.26% to 11.49%
2005	3,132	$10.95 to $13.66	41,280	2.59%	0.40% to 1.50%	1.38% to 2.33%
2004	2,236	$10.84 to $13.30	29,119	2.74%	0.55% to 1.50%	9.45% to 10.56%
2003	701	$11.28 to $12.03	8,289	(b)	0.55% to 1.50%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING MFS Utilities Portfolio - Service Class						
2006	881	$14.68 to $15.01	13,022	0.04%	0.40% to 1.50%	28.88% to 30.08%
2005	104	$11.39 to $11.47	1,191	(d)	0.50% to 1.50%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Oppenheimer Main Street Portfolio® - Service Class						
2006	66	$10.73 to $12.62	$ 825	0.82%	0.50% to 1.50%	13.23% to 14.16%
2005	19	$10.96 to $11.02	214	(d)	0.70% to 1.50%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING PIMCO High Yield Portfolio - Institutional Class						
2006	23	$10.58	247	(e)	1.00%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING PIMCO High Yield Portfolio - Service Class						
2006	448	$10.56 to $11.52	5,070	6.48%	0.00% to 1.50%	7.36% to 8.35%
2005	135	$10.46 to $10.56	1,418	(d)	0.50% to 1.50%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Pioneer Fund Portfolio - Institutional Class						
2006	232	$10.78 to $11.98	2,509	(e)	0.00% to 1.50%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Pioneer Fund Portfolio - Service Class						
2006	2	$10.80	25	(e)	1.00%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Pioneer Mid Cap Value Portfolio - Institutional Class						
2006	74	$10.54 to $10.65	$ 783	(e)	0.50% to 1.50%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Pioneer Mid Cap Value Portfolio - Service Class						
2006	1	$10.61	6	(e)	0.80%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Stock Index Portfolio - Institutional Class						
2006	273	$13.00 to $13.30	3,625	3.36%	0.15% to 1.25%	14.55%
2005	2,166	$11.41 to $11.56	25,037	(d)	0.00% to 0.80%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING T. Rowe Price Capital Appreciation Portfolio - Service Class						
2006	7,004	$12.32 to $12.60	86,924	1.22%	0.30% to 1.55%	13.00% to 14.01%
2005	1,752	$10.91 to $11.01	19,163	(d)	0.50% to 1.50%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING T. Rowe Price Equity Income Portfolio - Adviser Class						
2006	18	$12.09	215	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

359

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING T. Rowe Price Equity Income Portfolio - Service Class						
2006	4,956	$12.72 to $18.46	$ 87,796	1.34%	0.15% to 1.65%	17.21% to 18.68%
2005	3,660	$11.39 to $15.47	54,938	1.28%	0.30% to 1.55%	2.34% to 3.36%
2004	2,052	$11.13 to $14.87	30,123	1.48%	0.50% to 1.55%	13.15% to 14.30%
2003	166	$12.20 to $13.01	2,143	(b)	0.55% to 1.50%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING Templeton Global Growth Portfolio - Institutional Class						
2006	-	$16.50	-	(e)	1.00%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Templeton Global Growth Portfolio - Service Class						
2006	128	$11.04 to $11.11	1,421	(e)	0.50% to 1.50%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Van Kampen Equity Growth Portfolio - Service Class						
2006	1	$11.32	14	(e)	0.50%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Van Kampen Growth and Income Portfolio - Service Class						
2006	1,237	$12.60 to $12.88	15,704	1.19%	0.40% to 1.50%	14.34% to 15.41%
2005	759	$11.02 to $11.12	8,388	(d)	0.50% to 1.50%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Van Kampen Real Estate Portfolio - Institutional Class						
2006	61	$12.34	$ 754	(e)	0.95%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Van Kampen Real Estate Portfolio - Service Class						
2006	1,372	$12.28 to $12.39	16,905	(e)	0.35% to 1.50%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Index Plus International Equity Portfolio - Service Class						
2006	232	$10.85 to $11.10	2,537	(e)	0.40% to 1.50%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class						
2006	71	$10.74 to $10.81	767	(e)	0.50% to 1.50%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class						
2006	109	$10.42 to $10.56	1,141	(e)	0.50% to 1.50%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

361

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING International Fund - Class Q						
2006	-	$14.81 to $14.88	$ 7	1.16%	1.25% to 1.40%	18.47%
2005	-	$12.56	2	(d)	1.25%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING International SmallCap Fund - Class A						
2006	46	$17.77 to $18.40	837	0.79%	0.25% to 1.45%	24.53%
2005	20	$14.35 to $14.52	283	(d)	0.60% to 1.25%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING American Century Large Company Value Portfolio - Adviser Class						
2006	1	$12.06	9	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING American Century Large Company Value Portfolio - Service Class						
2006	338	$12.66 to $16.94	5,290	0.25%	0.40% to 1.50%	17.53% to 18.71%
2005	330	$10.74 to $14.47	4,395	0.98%	0.50% to 1.50%	-0.22% to 0.71%
2004	427	$10.74 to $14.14	5,760	0.92%	0.55% to 1.50%	8.37% to 9.44%
2003	321	$9.88 to $12.92	4,019	0.69%	0.55% to 1.50%	29.49% to 30.54%
2002	67	$7.62 to $9.89	635	(a)	0.60% to 1.40%	(a)
ING American Century Select Portfolio - Initial Class						
2006	13,199	$9.82 to $10.72	131,557	1.23%	0.00% to 1.50%	-3.16% to -1.56%
2005	15,428	$10.14 to $10.49	158,146	(d)	0.00% to 1.50%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING American Century Select Portfolio - Service Class						
2006	-	$8.60	$ -	1.04%	1.25%	-2.93%
2005	2	$8.86 to $9.21	20	-	0.40% to 1.25%	-0.56% to 0.22%
2004	230	$8.84 to $9.95	2,070	-	0.40% to 1.50%	3.15% to 4.31%
2003	253	$8.57 to $10.38	2,194	-	0.40% to 1.50%	32.25% to 33.38%
2002	39	$6.48 to $6.85	255	(a)	0.75% to 1.50%	(a)
ING American Century Small-Mid Cap Value Portfolio - Adviser Class						
2006	2	$11.74	22	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING American Century Small-Mid Cap Value Portfolio - Service Class						
2006	2,128	$13.07 to $16.49	33,826	0.02%	0.00% to 1.50%	13.67% to 15.48%
2005	2,244	$12.37 to $14.45	31,597	0.19%	0.00% to 1.50%	6.27% to 7.85%
2004	1,961	$11.64 to $13.29	25,577	0.04%	0.00% to 1.50%	19.50% to 20.75%
2003	582	$10.77 to $10.94	6,307	0.17%	0.55% to 1.50%	33.46% to 34.73%
2002	227	$8.07 to $8.12	1,834	(a)	0.55% to 1.50%	(a)
ING Baron Asset Portfolio - Service Class						
2006	30	$10.07 to $10.14	306	(e)	0.50% to 1.50%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Baron Small Cap Growth Portfolio - Adviser Class						
2006	5	$11.77	63	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Baron Small Cap Growth Portfolio - Service Class						
2006	5,135	$12.61 to $20.02	$ 91,451	0.00%	0.00% to 1.55%	13.49% to 15.25%
2005	5,042	$12.81 to $17.55	79,169	-	0.00% to 1.50%	5.78% to 7.37%
2004	3,951	$12.10 to $16.51	58,317	-	0.00% to 1.50%	26.05% to 27.38%
2003	1,313	$10.23 to $13.03	15,257	-	0.40% to 1.50%	31.49% to 32.65%
2002	372	$8.67 to $8.73	3,239	(a)	0.55% to 1.50%	(a)
ING Columbia Small Cap Value II Portfolio - Service Class						
2006	4	$10.05 to $10.11	39	(e)	0.55% to 1.50%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Davis Venture Value Portfolio - Service Class						
2006	485	$11.91 to $21.23	9,468	0.01%	0.40% to 1.50%	12.12% to 13.29%
2005	418	$10.64 to $19.00	7,330	-	0.50% to 1.50%	2.39% to 3.31%
2004	602	$11.12 to $18.10	10,359	-	0.55% to 1.50%	6.81% to 7.87%
2003	578	$10.39 to $16.78	9,414	1.39%	0.55% to 1.50%	38.62% to 39.78%
2002	23	$7.48 to $11.99	244	(a)	0.60% to 1.50%	(a)
ING Fidelity® VIP Mid Cap Portfolio - Service Class						
2006	10	$10.74	110	(e)	0.50%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Fundamental Research Portfolio - Adviser Class						
2006	-	$11.49	5	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Fundamental Research Portfolio - Service Class						
2006	151	$9.67 to $12.76	$ 1,510	0.10%	0.40% to 1.50%	10.51% to 11.62%
2005	170	$8.75 to $11.51	1,536	1.04%	0.50% to 1.50%	4.04% to 5.10%
2004	179	$8.41 to $11.01	1,536	0.68%	0.60% to 1.50%	8.35% to 9.36%
2003	101	$7.76 to $10.13	800	0.65%	0.60% to 1.50%	25.57% to 26.56%
2002	19	$6.18 to $8.04	126	(a)	0.60% to 1.50%	(a)
ING Goldman Sachs® Capital Growth Portfolio - Service Class						
2006	185	$10.75 to $12.18	2,157	0.00%	0.40% to 1.50%	6.95% to 8.00%
2005	178	$10.02 to $11.41	2,001	0.29%	0.50% to 1.50%	0.37% to 1.27%
2004	138	$9.96 to $11.06	1,490	0.09%	0.60% to 1.50%	7.17% to 8.11%
2003	83	$9.27 to $10.37	827	-	0.60% to 1.50%	21.72% to 22.96%
2002	43	$7.59 to $8.32	347	(a)	0.60% to 1.50%	(a)
ING Goldman Sachs® Structured Equity Portfolio - Adviser Class						
2006	-	$11.50	2	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING JPMorgan International Portfolio - Adviser Class						
2006	2	$12.52	20	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING JPMorgan International Portfolio - Initial Class						
2006	6,311	$10.25 to $30.57	150,203	0.94%	0.00% to 1.50%	20.36% to 22.23%
2005	7,123	$11.98 to $25.01	139,805	0.72%	0.00% to 1.50%	8.35% to 10.03%
2004	7,709	$10.97 to $22.92	138,552	1.10%	0.00% to 1.50%	17.11% to 18.98%
2003	8,116	$9.30 to $19.47	126,504	0.98%	0.25% to 1.50%	27.52% to 29.04%
2002	8,676	$7.24 to $15.19	107,839	0.62%	0.00% to 1.50%	-19.30% to -18.37%

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING JPMorgan International Portfolio - Service Class						
2006	1	$14.98 to $15.38	$ 16	0.19%	0.20% to 1.10%	20.61%
2005	-	$12.42	3	(d)	1.10%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING JPMorgan Mid Cap Value Portfolio - Adviser Class						
2006	8	$11.93	91	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING JPMorgan Mid Cap Value Portfolio - Service Class						
2006	1,892	$12.72 to $18.11	32,578	0.01%	0.00% to 1.55%	14.78% to 16.46%
2005	1,597	$12.54 to $15.64	24,333	0.34%	0.00% to 1.50%	6.89% to 8.51%
2004	1,022	$11.71 to $14.33	14,426	0.22%	0.00% to 1.50%	18.76% to 20.12%
2003	339	$10.24 to $11.93	3,999	0.44%	0.45% to 1.50%	28.20% to 29.21%
2002	113	$9.15 to $9.21	1,038	(a)	0.60% to 1.50%	(a)
ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class						
2006	2	$11.18	17	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class						
2006	14,531	$10.02 to $17.96	203,807	0.00%	0.00% to 1.50%	8.64% to 10.32%
2005	16,715	$9.15 to $16.28	213,925	-	0.00% to 1.50%	9.77% to 11.43%
2004	19,676	$8.28 to $14.64	228,353	-	0.00% to 1.50%	7.99% to 26.50%
2003	22,307	$7.60 to $13.51	239,784	-	0.25% to 1.50%	36.05% to 37.92%
2002	21,979	$5.54 to $9.90	175,927	-	0.00% to 1.50%	-36.27% to -35.53%

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class						
2006	7	$12.25 to $12.63	$ 82	0.00%	0.20% to 1.25%	8.70% to 9.15%
2005	3	$11.27 to $11.37	36	(f)	0.80% to 1.25%	(f)
2004	2	$10.32	16	(c)	0.70%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class						
2006	3	$10.55	33	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class						
2006	337	$11.05 to $11.61	3,850	0.00%	0.80% to 1.25%	2.89% to 3.25%
2005	371	$10.74 to $11.25	4,113	(d)	0.95% to 1.25%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Neuberger Berman Partners Portfolio - Service Class						
2006	22	$10.47 to $10.53	232	(e)	0.50% to 1.30%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Neuberger Berman Regency Portfolio - Service Class						
2006	-	$11.22	1	(e)	0.50%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING OpCap Balanced Value Portfolio - Service Class						
2006	920	$11.82 to $15.52	$ 13,497	0.86%	0.50% to 1.95%	8.24% to 9.92%
2005	1,209	$11.14 to $14.33	16,573	0.38%	0.50% to 1.50%	1.19% to 2.17%
2004	1,519	$11.21 to $13.80	20,474	1.09%	0.55% to 1.50%	8.60% to 9.70%
2003	752	$10.29 to $12.58	9,183	1.63%	0.55% to 1.50%	28.44% to 29.44%
2002	59	$8.00 to $9.69	515	(a)	0.70% to 1.50%	(a)
ING Oppenheimer Global Portfolio - Adviser Class						
2006	8	$12.26	96	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Oppenheimer Global Portfolio - Initial Class						
2006	67,277	$13.46 to $14.50	921,330	0.07%	0.00% to 1.80%	10.53% to 17.98%
2005	74,501	$11.62 to $12.29	881,737	(d)	0.00% to 1.80%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Oppenheimer Global Portfolio - Service Class						
2006	11	$15.98 to $16.17	180	0.09%	1.00% to 1.25%	16.13%
2005	1	$13.76	20	-	1.25%	11.87%
2004	182	$12.22 to $12.52	2,264	-	0.60% to 1.50%	13.36% to 14.26%
2003	119	$10.78 to $10.94	1,294	-	0.65% to 1.50%	29.96% to 30.90%
2002	24	$8.30 to $8.35	202	(a)	0.70% to 1.50%	(a)
ING Oppenheimer Strategic Income Portfolio - Adviser Class						
2006	12	$10.88	127	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Oppenheimer Strategic Income Portfolio - Initial Class						
2006	10,430	$10.67 to $11.11	$ 112,893	0.39%	0.00% to 1.95%	6.22% to 8.39%
2005	11,390	$9.99 to $10.25	116,350	(d)	0.00% to 1.50%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING PIMCO Total Return Portfolio - Adviser Class						
2006	26	$10.51	269	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING PIMCO Total Return Portfolio - Service Class						
2006	5,395	$10.50 to $12.26	62,923	1.70%	0.20% to 1.55%	2.47% to 3.64%
2005	4,813	$10.27 to $11.91	54,953	1.68%	0.35% to 1.50%	0.53% to 1.72%
2004	3,872	$10.21 to $11.64	43,692	-	0.40% to 1.50%	2.73% to 3.93%
2003	2,845	$10.02 to $11.20	31,227	3.56%	0.40% to 1.50%	2.52% to 3.44%
2002	1,518	$10.70 to $10.77	16,279	(a)	0.55% to 1.50%	(a)
ING Pioneer High Yield Portfolio - Initial Class						
2006	94	$10.56 to $10.66	1,000	(e)	0.00% to 1.50%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Pioneer High Yield Portfolio - Service Class						
2006	1	$10.56 to $10.60	6	(e)	0.70% to 1.20%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

369

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Solution 2015 Portfolio - Adviser Class						
2006	243	$11.27 to $11.83	$ 2,850	0.17%	0.20% to 1.55%	9.47% to 10.26%
2005	41	$10.66 to $10.72	440	(d)	0.25% to 1.05%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Solution 2015 Portfolio - Service Class						
2006	1,294	$11.64 to $11.93	15,208	0.16%	0.00% to 1.50%	9.18% to 10.25%
2005	185	$10.66 to $10.76	1,980	(d)	0.50% to 1.50%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Solution 2025 Portfolio - Adviser Class						
2006	360	$12.01 to $12.29	4,390	0.22%	0.20% to 1.55%	11.19% to 12.15%
2005	24	$10.89 to $10.95	266	(d)	0.25% to 1.05%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Solution 2025 Portfolio - Service Class						
2006	1,488	$12.08 to $12.38	18,183	0.24%	0.00% to 1.50%	10.93% to 12.04%
2005	176	$10.89 to $10.99	1,918	(d)	0.50% to 1.50%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Solution 2035 Portfolio - Adviser Class						
2006	307	$11.69 to $12.64	3,854	0.11%	0.20% to 1.55%	12.75% to 13.68%
2005	40	$11.05 to $11.11	440	(d)	0.25% to 1.05%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Solution 2035 Portfolio - Service Class						
2006	956	$12.42 to $12.74	$ 12,006	0.11%	0.00% to 1.50%	12.40% to 13.58%
2005	106	$11.05 to $11.15	1,176	(d)	0.50% to 1.50%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Solution 2045 Portfolio - Adviser Class						
2006	174	$12.70 to $12.99	2,250	0.03%	0.20% to 1.55%	13.66% to 14.56%
2005	23	$11.27 to $11.33	256	(d)	0.25% to 1.05%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Solution 2045 Portfolio - Service Class						
2006	589	$12.76 to $13.08	7,586	0.03%	0.00% to 1.50%	13.32% to 14.47%
2005	52	$11.26 to $11.36	586	(d)	0.50% to 1.50%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Solution Income Portfolio - Adviser Class						
2006	150	$10.85 to $11.07	1,657	0.10%	0.20% to 1.40%	6.12% to 6.50%
2005	4	$10.29 to $10.31	40	(d)	0.70% to 1.00%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Solution Income Portfolio - Service Class						
2006	250	$10.88 to $11.13	2,746	0.16%	0.15% to 1.50%	5.73% to 6.76%
2005	33	$10.29 to $10.36	341	(d)	0.50% to 1.50%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

371

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class						
2006	3	$11.31	$ 39	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class						
2006	33,002	$10.59 to $12.72	397,287	0.00%	0.00% to 1.50%	3.11% to 9.05%
2005	38,267	$11.07 to $11.60	429,422	(d)	0.00% to 1.50%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class						
2006	35	$8.90 to $12.27	425	0.00%	0.20% to 1.25%	7.62% to 8.39%
2005	22	$8.27 to $11.20	230	-	0.55% to 1.25%	7.59% to 7.88%
2004	1,207	$7.62 to $11.27	9,594	-	0.45% to 1.50%	6.87% to 8.09%
2003	1,287	$7.13 to $10.49	9,420	-	0.45% to 1.50%	42.51% to 43.68%
2002	166	$5.00 to $7.32	902	(a)	0.60% to 1.50%	(a)
ING T. Rowe Price Growth Equity Portfolio - Adviser Class						
2006	12	$11.53	143	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING T. Rowe Price Growth Equity Portfolio - Initial Class						
2006	12,312	$9.60 to $28.07	281,531	0.24%	0.00% to 1.50%	11.63% to 13.33%
2005	13,745	$11.71 to $25.03	282,041	0.48%	0.00% to 1.50%	4.59% to 6.15%
2004	14,985	$11.28 to $23.81	291,385	0.16%	0.00% to 1.50%	8.36% to 10.00%
2003	13,740	$10.37 to $21.86	246,603	0.15%	0.00% to 1.50%	28.96% to 30.55%
2002	12,185	$9.02 to $16.86	169,889	0.19%	0.00% to 1.50%	-24.44% to -23.64%

372

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING T. Rowe Price Growth Equity Portfolio - Service Class						
2006	67	$12.33 to $14.27	$ 867	0.00%	0.20% to 1.55%	11.59% to 12.56%
2005	39	$11.13 to $12.75	446	0.60%	0.45% to 1.30%	4.60% to 5.23%
2004	20	$10.64 to $12.16	219	(c)	0.40% to 1.30%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING Templeton Foreign Equity Portfolio - Service Class						
2006	27	$11.16 to $11.23	302	(e)	0.50% to 1.50%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Thornburg Value Portfolio - Adviser Class						
2006	5	$11.85	54	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Thornburg Value Portfolio - Initial Class						
2006	5,003	$7.15 to $34.10	117,356	0.47%	0.00% to 1.50%	15.11% to 16.85%
2005	5,863	$9.90 to $29.48	118,725	0.78%	0.00% to 1.50%	0.00% to 1.56%
2004	7,187	$9.80 to $29.32	143,585	0.44%	0.00% to 1.50%	11.16% to 12.65%
2003	8,274	$8.73 to $26.23	151,497	0.19%	0.25% to 1.50%	26.12% to 27.71%
2002	8,811	$7.36 to $20.69	129,150	-	0.00% to 1.50%	-31.20% to -30.41%
ING UBS U.S. Large Cap Equity Portfolio - Initial Class						
2006	8,239	$11.75 to $20.55	135,280	0.80%	0.00% to 1.95%	12.23% to 14.55%
2005	9,161	$10.42 to $17.94	134,490	0.87%	0.00% to 1.50%	7.49% to 9.39%
2004	10,068	$9.67 to $16.40	135,468	0.78%	0.00% to 1.50%	13.00% to 15.41%
2003	10,747	$8.55 to $14.33	128,075	0.58%	0.25% to 1.50%	23.02% to 24.66%
2002	11,666	$6.95 to $11.58	114,492	0.20%	0.00% to 1.50%	-26.01% to -25.15%

373

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING UBS U.S. Large Cap Equity Portfolio - Service Class						
2006	-	$11.05	$ 3	(e)	1.00%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING UBS U.S. Small Cap Growth Portfolio - Service Class						
2006	2	$9.70 to $9.76	24	(e)	0.40% to 1.25%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Van Kampen Comstock Portfolio - Adviser Class						
2006	13	$11.98	151	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Van Kampen Comstock Portfolio - Service Class						
2006	6,763	$12.38 to $16.94	100,241	0.74%	0.30% to 1.95%	13.56% to 15.52%
2005	7,429	$11.46 to $14.77	98,136	0.60%	0.00% to 1.50%	1.97% to 3.10%
2004	5,605	$11.21 to $14.42	71,730	-	0.40% to 1.95%	15.01% to 16.27%
2003	2,951	$10.46 to $12.47	32,018	0.89%	0.40% to 1.50%	27.74% to 28.90%
2002	983	$8.29 to $8.35	8,175	(a)	0.55% to 1.50%	(a)
ING Van Kampen Equity and Income Portfolio - Adviser Class						
2006	2	$11.38	21	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Van Kampen Equity and Income Portfolio - Initial Class						
2006	31,545	$11.77 to $12.63	$ 378,557	1.93%	0.00% to 1.95%	6.18% to 12.67%
2005	31,676	$10.66 to $11.21	344,729	(d)	0.00% to 1.50%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Van Kampen Equity and Income Portfolio - Service Class						
2006	3	$12.33 to $39.49	90	2.00%	0.60% to 1.25%	10.98% to 11.31%
2005	-	$11.11 to $34.76	13	-	1.00% to 1.25%	6.42% to 6.69%
2004	105	$10.44 to $33.04	2,372	0.37%	0.55% to 1.50%	8.97% to 9.99%
2003	50	$9.55 to $30.04	911	0.14%	0.55% to 1.50%	25.13% to 26.26%
2002	42	$7.61 to $23.76	474	(a)	0.60% to 1.50%	(a)
ING VP Strategic Allocation Conservative Portfolio - Class I						
2006	2,335	$11.41 to $20.00	39,520	2.61%	0.00% to 1.95%	6.22% to 8.40%
2005	4,513	$10.97 to $18.82	73,683	1.50%	0.00% to 1.70%	3.09% to 4.67%
2004	4,481	$10.67 to $18.08	70,666	1.25%	0.00% to 1.55%	8.56% to 9.97%
2003	4,016	$10.24 to $16.55	58,446	1.48%	0.25% to 1.50%	17.67% to 19.12%
2002	3,907	$8.84 to $13.98	47,846	2.59%	0.00% to 1.50%	-10.89% to -9.85%
ING VP Strategic Allocation Growth Portfolio - Class I						
2006	4,732	$11.07 to $22.35	88,592	1.35%	0.00% to 1.95%	11.01% to 13.22%
2005	4,786	$11.29 to $19.77	81,185	1.18%	0.00% to 1.70%	2.45% to 6.19%
2004	5,143	$10.83 to $18.78	81,653	1.05%	0.00% to 1.55%	10.31% to 14.79%
2003	4,838	$9.86 to $16.92	69,833	0.88%	0.25% to 1.50%	22.46% to 23.96%
2002	4,739	$7.99 to $13.73	56,046	1.75%	0.00% to 1.50%	-15.04% to -14.06%
ING VP Strategic Allocation Moderate Portfolio - Class I						
2006	4,726	$11.34 to $20.93	82,807	1.80%	0.00% to 1.60%	9.37% to 11.21%
2005	2,405	$10.68 to $18.45	39,166	2.10%	0.00% to 1.70%	2.19% to 3.83%
2004	2,282	$10.48 to $17.77	36,460	1.81%	0.00% to 1.55%	6.38% to 7.76%
2003	2,238	$10.18 to $16.50	33,837	2.30%	0.25% to 1.50%	11.92% to 13.28%
2002	2,347	$10.23 to $14.66	31,610	3.44%	0.00% to 1.50%	-5.77% to -4.68%

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Growth and Income Portfolio - Class I						
2006	80,060	$10.30 to $325.50	$ 1,940,188	1.15%	0.00% to 1.95%	12.51% to 14.17%
2005	91,075	$9.09 to $287.09	1,975,255	1.00%	0.00% to 1.50%	6.51% to 8.13%
2004	108,588	$8.47 to $267.99	2,182,323	2.32%	0.00% to 1.50%	6.78% to 21.16%
2003	121,775	$7.87 to $249.58	2,310,967	-	0.25% to 1.50%	24.14% to 25.78%
2002	139,292	$6.29 to $199.83	2,141,418	0.84%	0.00% to 1.50%	-26.11% to -25.25%
ING GET U.S. Core Portfolio - Series 1						
2006	89	$11.21	995	2.42%	1.25%	6.36%
2005	136	$10.54	1,438	2.18%	1.25%	0.29%
2004	212	$10.51	2,224	0.70%	1.25%	2.24%
2003	231	$10.28	2,378	(b)	1.25%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING GET U.S. Core Portfolio - Series 2						
2006	704	$10.71 to $10.86	7,605	2.96%	1.00% to 1.50%	5.00% to 5.54%
2005	1,090	$10.15 to $10.29	11,168	2.66%	1.00% to 1.65%	-0.78% to -0.10%
2004	1,821	$10.23 to $10.31	18,726	0.11%	1.00% to 1.65%	1.99% to 2.59%
2003	2,055	$10.03 to $10.05	20,639	(b)	1.05% to 1.65%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING GET U.S. Core Portfolio - Series 3						
2006	2,678	$10.30 to $10.52	27,885	2.54%	1.00% to 1.75%	4.46% to 5.31%
2005	3,740	$9.86 to $9.99	37,121	2.01%	1.00% to 1.75%	-1.00% to -0.20%
2004	5,300	$9.95 to $10.02	52,924	-	1.00% to 1.75%	-0.40% to 0.20%
2003	21	$9.99 to $10.00	207	(b)	0.80% to 1.25%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING GET U.S. Core Portfolio - Series 5						
2006	59	$11.55	685	1.94%	1.75%	9.27%
2005	61	$10.57	645	0.89%	1.75%	0.96%
2004	66	$10.47	696	(c)	1.75%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)

376

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET U.S. Core Portfolio - Series 6						
2006	356	$11.04 to $11.05	$ 3,931	2.33%	1.75%	8.55% to 8.65%
2005	454	$10.17	4,616	0.39%	1.75%	0.89%
2004	556	$10.08	5,605	(c)	1.75%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING GET U.S. Core Portfolio - Series 7						
2006	325	$10.90 to $11.05	3,556	2.41%	1.00% to 1.75%	8.35% to 9.19%
2005	391	$10.06 to $10.12	3,939	0.05%	1.00% to 1.75%	0.60% to 1.10%
2004	402	$10.00	4,017	(c)	1.00% to 1.25%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING GET U.S. Core Portfolio - Series 8						
2006	137	$10.98 to $10.99	1,507	1.77%	1.75%	8.71% to 8.81%
2005	154	$10.10	1,556	(d)	1.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING GET U.S. Core Portfolio - Series 9						
2006	16	$10.79 to $10.80	168	1.48%	1.75%	8.22%
2005	22	$9.97 to $9.98	220	(d)	1.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING GET U.S. Core Portfolio - Series 10						
2006	7	$10.76	76	0.84%	1.75%	7.82%
2005	11	$9.98	107	(d)	1.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

377

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET U.S. Core Portfolio - Series 11						
2006	4	$10.62	$ 47	0.08%	1.75%	5.99% to 6.09%
2005	8	$10.01 to $10.02	80	(d)	1.15% to 1.25%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING VP Global Science and Technology Portfolio - Class I						
2006	8,763	$4.14 to $13.50	37,594	0.00%	0.00% to 1.60%	5.60% to 7.21%
2005	10,034	$3.92 to $11.04	40,552	-	0.00% to 1.50%	10.06% to 11.83%
2004	11,027	$3.56 to $10.00	40,737	-	0.00% to 1.50%	-2.73% to 132.01%
2003	12,668	$3.64 to $10.26	47,295	-	0.25% to 1.50%	43.36% to 45.25%
2002	8,904	$2.53 to $2.64	23,001	-	0.00% to 1.50%	-42.16% to -41.49%
ING VP Growth Portfolio - Class I						
2006	4,698	$5.88 to $16.86	67,837	0.06%	0.00% to 1.50%	1.12% to 2.69%
2005	5,519	$5.81 to $16.49	78,900	0.68%	0.00% to 1.50%	7.77% to 9.38%
2004	6,937	$5.37 to $15.14	89,883	0.12%	0.00% to 1.50%	5.63% to 6.92%
2003	7,779	$5.06 to $14.18	95,972	-	0.25% to 1.50%	28.43% to 30.14%
2002	7,963	$3.92 to $10.79	76,539	-	0.00% to 1.50%	-30.00% to -29.19%
ING VP Index Plus LargeCap Portfolio - Class I						
2006	26,449	$9.36 to $23.55	539,452	1.08%	0.00% to 1.95%	12.29% to 14.59%
2005	29,222	$11.05 to $20.64	532,133	1.22%	0.00% to 1.85%	3.46% to 5.37%
2004	32,461	$10.67 to $19.66	562,520	0.99%	0.00% to 1.95%	8.92% to 10.32%
2003	31,590	$9.74 to $17.85	503,421	1.04%	0.25% to 1.50%	24.22% to 25.85%
2002	29,577	$8.36 to $14.03	378,460	0.24%	0.00% to 1.50%	-22.70% to -21.80%
ING VP Index Plus LargeCap Portfolio - Class S						
2006	1	$11.63	7	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Index Plus MidCap Portfolio - Class I						
2006	18,518	$12.68 to $25.09	$ 421,728	0.62%	0.00% to 1.95%	7.28% to 9.43%
2005	19,654	$12.22 to $23.22	416,465	0.44%	0.00% to 1.95%	9.08% to 11.15%
2004	18,764	$11.22 to $20.56	361,470	0.40%	0.00% to 1.85%	14.85% to 16.29%
2003	14,056	$10.18 to $17.68	233,761	0.39%	0.25% to 1.50%	30.49% to 32.14%
2002	11,364	$12.33 to $13.38	144,261	0.45%	0.00% to 1.50%	-13.40% to -12.40%
ING VP Index Plus MidCap Portfolio - Class S						
2006	4	$11.19	43	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Index Plus SmallCap Portfolio - Class I						
2006	10,525	$13.03 to $20.09	189,877	0.41%	0.00% to 1.95%	11.75% to 13.78%
2005	11,258	$12.34 to $17.88	182,246	0.30%	0.00% to 1.85%	5.65% to 7.65%
2004	10,466	$11.68 to $16.34	158,486	0.15%	0.00% to 1.85%	20.22% to 21.76%
2003	7,540	$10.20 to $13.42	93,931	17.00%	0.25% to 1.50%	34.15% to 35.83%
2002	5,909	$8.96 to $9.88	54,579	0.17%	0.00% to 1.50%	-14.50% to -13.51%
ING VP Index Plus SmallCap Portfolio - Class S						
2006	5	$11.44	52	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING VP International Equity Portfolio - Class I						
2006	1,702	$9.49 to $17.15	22,626	1.57%	0.00% to 1.50%	21.63% to 23.43%
2005	1,504	$7.77 to $14.05	16,979	0.92%	0.00% to 1.50%	1.92% to 16.90%
2004	1,509	$6.71 to $12.18	14,340	1.20%	0.00% to 1.50%	15.42% to 32.77%
2003	1,451	$5.79 to $10.52	11,933	1.01%	0.25% to 1.50%	30.10% to 31.82%
2002	1,316	$4.43 to $6.40	8,248	0.22%	0.00% to 1.50%	-27.77% to -26.93%

379

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP International Equity Portfolio - Class S						
2006	1	$12.96	$ 18	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Small Company Portfolio - Class I						
2006	6,886	$13.75 to $29.99	169,087	0.39%	0.00% to 1.50%	15.06% to 16.80%
2005	7,440	$12.03 to $25.78	158,729	0.14%	0.00% to 1.50%	8.64% to 10.28%
2004	9,070	$11.02 to $23.47	175,779	0.28%	0.00% to 1.50%	12.69% to 14.09%
2003	9,733	$9.73 to $20.60	167,432	0.25%	0.25% to 1.50%	35.44% to 37.18%
2002	9,115	$7.15 to $14.86	115,085	0.48%	0.00% to 1.50%	-24.37% to -23.50%
ING VP Small Company Portfolio - Class S						
2006	1	$11.80	11	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Value Opportunity Portfolio - Class I						
2006	4,980	$11.84 to $23.34	96,810	1.43%	0.00% to 1.60%	14.29% to 16.06%
2005	5,822	$10.27 to $20.11	97,980	1.77%	0.00% to 1.50%	5.44% to 7.03%
2004	6,985	$9.66 to $18.79	110,369	0.80%	0.00% to 1.50%	8.48% to 9.86%
2003	8,963	$8.85 to $17.11	133,176	0.77%	0.25% to 1.50%	22.79% to 24.30%
2002	9,633	$9.09 to $13.82	115,345	0.46%	0.00% to 1.50%	-27.07% to -26.22%
ING VP Financial Services Portfolio - Class I						
2006	263	$13.63 to $14.20	3,621	1.26%	0.40% to 1.50%	15.70% to 16.81%
2005	66	$11.78 to $12.17	790	1.22%	0.60% to 1.50%	6.38% to 6.90%
2004	17	$11.12 to $11.44	194	(c)	0.75% to 1.25%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio^A	Expense Ratio^B (lowest to highest)	Total Return^C (lowest to highest)
ING VP International Value Portfolio - Class I						
2006	7,376	$14.78 to $18.51	$ 123,753	2.42%	0.30% to 1.55%	27.45% to 29.01%
2005	5,941	$12.35 to $14.45	78,444	2.43%	0.00% to 1.55%	7.82% to 9.15%
2004	4,834	$11.49 to $13.33	58,379	1.23%	0.30% to 1.50%	15.63% to 16.94%
2003	3,157	$10.17 to $11.47	32,591	1.19%	0.40% to 1.50%	27.92% to 29.37%
2002	1,603	$7.95 to $8.07	12,825	0.86%	0.45% to 1.50%	-16.56% to -16.17%
ING VP International Value Portfolio - Class S						
2006	5	$13.36	60	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING VP MidCap Opportunities Portfolio - Class I						
2006	509	$11.77 to $12.55	6,141	0.00%	0.40% to 1.50%	6.21% to 7.25%
2005	467	$11.08 to $12.83	5,277	-	0.50% to 1.50%	0.87% to 9.78%
2004	536	$10.19 to $11.43	5,546	-	0.55% to 1.50%	9.81% to 20.57%
2003	447	$9.28 to $9.50	4,191	-	0.55% to 1.50%	34.69% to 35.91%
2002	66	$6.89 to $6.99	457	-	0.55% to 1.50%	-26.79% to -26.57%
ING VP MidCap Opportunities Portfolio - Class S						
2006	-	$11.20	3	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Real Estate Portfolio - Class I						
2006	4,158	$16.05 to $21.28	86,706	2.35%	0.30% to 1.50%	34.18% to 35.59%
2005	3,048	$15.04 to $15.75	47,193	2.69%	0.00% to 1.50%	10.81% to 11.90%
2004	1,960	$13.58 to $13.95	27,225	(c)	0.55% to 1.50%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP SmallCap Opportunities Portfolio - Class I						
2006	1,122	$8.77 to $13.46	$ 10,191	0.00%	0.40% to 1.50%	10.87% to 12.17%
2005	1,146	$7.91 to $8.97	9,331	-	0.40% to 1.50%	1.86% to 8.64%
2004	1,087	$7.36 to $8.08	8,178	-	0.40% to 1.50%	8.53% to 16.59%
2003	1,170	$6.78 to $6.96	8,045	-	0.40% to 1.50%	36.69% to 38.10%
2002	446	$4.96 to $5.04	2,239	-	0.45% to 1.50%	-44.29% to -44.13%
ING VP SmallCap Opportunities Portfolio - Class S						
2006	1	$11.50	10	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Balanced Portfolio - Class I						
2006	24,020	$11.74 to $38.67	588,364	2.43%	0.00% to 1.95%	7.84% to 9.99%
2005	27,567	$11.37 to $35.49	637,454	2.34%	0.00% to 1.50%	2.69% to 4.25%
2004	30,971	$11.05 to $34.36	692,148	1.99%	0.00% to 1.50%	7.78% to 9.12%
2003	31,363	$10.22 to $31.70	659,370	1.96%	0.25% to 1.50%	17.10% to 18.62%
2002	32,476	$10.03 to $26.92	597,925	1.06%	0.00% to 1.50%	-11.64% to -10.62%
ING VP Intermediate Bond Portfolio - Class I						
2006	19,472	$10.56 to $87.81	400,146	3.99%	0.00% to 1.95%	2.02% to 4.12%
2005	19,951	$10.32 to $76.25	405,018	3.79%	0.00% to 1.90%	1.37% to 3.16%
2004	20,579	$10.21 to $74.70	407,745	1.50%	0.00% to 1.95%	3.31% to 4.59%
2003	20,885	$10.04 to $71.97	408,185	1.72%	0.25% to 1.50%	4.71% to 6.06%
2002	24,208	$13.07 to $68.41	458,178	3.22%	0.00% to 1.50%	6.72% to 7.96%
ING VP Intermediate Bond Portfolio - Class S						
2006	1	$10.05	12	(e)	0.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

382

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Money Market Portfolio - Class I						
2006	19,298	$10.51 to $53.71	$ 362,772	2.23%	0.00% to 1.50%	3.32% to 4.92%
2005	14,234	$10.15 to $51.39	210,711	1.20%	0.00% to 1.50%	1.47% to 3.03%
2004	14,934	$9.98 to $50.07	216,952	1.09%	0.00% to 1.50%	-0.49% to 0.76%
2003	17,666	$10.00 to $49.72	257,477	1.79%	0.25% to 1.50%	-0.61% to .66%
2002	23,887	$11.78 to $49.45	368,846	3.78%	0.00% to 1.50%	0.11% to 1.27%
ING VP Natural Resources Trust						
2006	2,618	$16.33 to $34.00	72,981	0.00%	0.00% to 1.50%	19.95% to 21.73%
2005	2,489	$17.05 to $27.93	57,780	0.04%	0.00% to 1.50%	21.91% to 42.86%
2004	1,267	$12.03 to $19.55	20,790	0.82%	0.00% to 1.50%	11.01% to 30.41%
2003	940	$10.76 to $17.40	13,971	-	0.25% to 1.50%	28.54% to 30.12%
2002	1,022	$8.30 to $13.46	11,897	0.18%	0.00% to 1.50%	-3.56% to -2.54%
Janus Adviser Balanced Fund - Class S						
2006	-	$13.28	1	1.49%	1.00%	9.30%
2005	-	$12.15	1	-	1.00%	6.58%
2004	-	$11.40	-	(c)	1.00%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Janus Aspen Series Balanced Portfolio - Institutional Shares						
2006	14	$12.22 to $29.45	394	1.90%	0.40% to 1.45%	9.10% to 10.17%
2005	20	$12.45 to $26.93	508	0.01%	0.50% to 1.50%	6.38% to 7.28%
2004	16,735	$10.06 to $26.46	356,943	2.17%	0.00% to 1.95%	6.91% to 8.29%
2003	19,201	$9.36 to $24.66	385,094	2.22%	0.25% to 1.50%	12.34% to 13.76%
2002	19,717	$8.29 to $21.87	353,540	2.57%	0.00% to 1.50%	-7.84% to -6.77%
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares						
2006	6	$14.25 to $21.18	114	4.37%	0.50% to 1.25%	2.97% to 3.71%
2005	7	$14.34 to $20.57	146	0.02%	0.55% to 1.25%	0.73% to 1.39%
2004	4,497	$10.30 to $21.35	78,169	5.55%	0.00% to 1.50%	2.39% to 3.69%
2003	5,268	$10.03 to $20.59	89,994	4.83%	0.25% to 1.50%	4.82% to 6.09%
2002	5,626	$12.74 to $19.53	92,271	4.52%	0.00% to 1.50%	8.83% to 10.09%

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares						
2006	8	$11.96 to $22.00	$ 148	0.43%	0.50% to 1.40%	9.82% to 10.86%
2005	11	$9.95 to $18.49	185	-	0.30% to 1.40%	2.84% to 3.90%
2004	12,324	$9.60 to $19.79	199,501	0.13%	0.00% to 1.50%	2.98% to 4.25%
2003	15,153	$9.27 to $19.13	239,988	0.09%	0.25% to 1.50%	29.72% to 31.47%
2002	16,346	$7.70 to $14.67	199,166	-	0.00% to 1.50%	-27.61% to -26.77%
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares						
2006	19	$15.92 to $26.46	466	0.00%	0.25% to 1.45%	11.97% to 13.37%
2005	22	$14.12 to $23.58	489	-	0.25% to 1.50%	10.59% to 11.99%
2004	25,472	$10.94 to $24.72	458,336	-	0.00% to 1.50%	18.99% to 20.42%
2003	30,177	$9.11 to $20.68	459,241	-	0.25% to 1.50%	33.11% to 34.86%
2002	31,862	$7.88 to $15.46	369,184	-	0.00% to 1.50%	-29.01% to -28.04%
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares						
2006	15	$12.54 to $28.51	353	1.61%	0.45% to 1.25%	16.74% to 17.68%
2005	19	$10.68 to $21.50	381	-	0.30% to 1.25%	4.57% to 5.53%
2004	24,107	$9.48 to $23.32	425,591	0.95%	0.00% to 1.50%	3.20% to 4.47%
2003	31,018	$9.09 to $22.51	536,188	1.06%	0.25% to 1.50%	22.11% to 23.74%
2002	36,207	$7.94 to $18.36	513,443	0.87%	0.00% to 1.50%	-26.61% to -25.61%
Legg Mason Value Trust, Inc. - Primary Class						
2006	125	$12.08	1,514	0.00%	1.05%	4.77%
2005	115	$11.53	1,329	(d)	1.05%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
LKCM Aquinas Growth Fund						
2006	17	$10.87	183	(e)	0.90%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

384

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Lord Abbett Affiliated Fund - Class A						
2006	95	$12.89 to $13.39	$ 1,244	1.35%	0.45% to 1.75%	15.73% to 16.71%
2005	66	$11.19 to $11.37	747	1.86%	0.75% to 1.60%	1.81% to 2.44%
2004	20	$11.02 to $11.10	222	(c)	0.65% to 1.45%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Lord Abbett Mid-Cap Value Fund, Inc. - Class A						
2006	75	$13.96 to $16.97	1,081	0.56%	0.50% to 1.75%	10.36% to 11.81%
2005	63	$12.65 to $15.26	818	0.54%	0.50% to 1.75%	6.47% to 7.65%
2004	24	$11.91 to $14.25	290	(c)	0.50% to 1.60%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Lord Abbett Small-Cap Value Fund - Class A						
2006	88	$15.44 to $15.91	1,379	0.00%	0.70% to 1.75%	18.40% to 19.56%
2005	74	$13.04 to $13.31	980	-	0.70% to 1.75%	11.41% to 12.42%
2004	45	$11.74 to $11.84	530	(c)	0.65% to 1.60%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Lord Abbett Series Fund - Growth and Income Portfolio - Class VC						
2006	10,542	$12.67 to $13.95	142,215	1.27%	0.40% to 1.95%	14.99% to 16.74%
2005	10,457	$11.40 to $12.44	122,782	1.01%	0.45% to 1.50%	0.17% to 2.84%
2004	9,581	$11.21 to $11.85	109,667	1.07%	0.45% to 1.95%	10.99% to 14.71%
2003	4,951	$10.10 to $10.44	50,532	0.93%	0.45% to 1.50%	28.99% to 30.39%
2002	1,545	$7.83 to $7.93	12,172	1.05%	0.55% to 1.50%	-19.17% to -18.81%
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC						
2006	10,067	$12.72 to $18.67	156,234	0.50%	0.25% to 1.50%	10.54% to 11.88%
2005	10,499	$12.93 to $16.80	147,309	0.51%	0.30% to 1.50%	6.67% to 7.94%
2004	7,424	$12.45 to $15.68	96,241	0.40%	0.00% to 1.50%	22.18% to 36.28%
2003	2,735	$10.19 to $12.77	28,509	0.67%	0.45% to 1.50%	22.92% to 24.05%
2002	1,213	$8.29 to $8.41	10,124	1.08%	0.55% to 1.50%	-10.91% to -10.64%

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Massachusetts Investors Growth Stock Fund - Class A						
2006	52	$11.38 to $11.61	$ 596	0.00%	0.80% to 1.50%	6.37% to 6.61%
2005	39	$10.79 to $10.89	421	(f)	0.80% to 1.30%	(f)
2004	17	$10.55 to $10.58	180	(c)	0.70% to 0.95%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
MFS® Total Return Series - Initial Class						
2006	4,962	$16.26 to $16.40	81,020	2.29%	1.00% to 1.10%	10.69% to 10.81%
2005	5,612	$14.69 to $14.80	82,747	1.99%	1.00% to 1.10%	1.66% to 1.79%
2004	5,159	$14.45 to $14.54	74,758	1.56%	1.00% to 1.10%	10.14% to 10.24%
2003	4,414	$13.12 to $13.19	58,033	1.66%	1.00% to 1.10%	14.99% to 15.20%
2002	3,443	$11.41 to $11.45	39,338	1.50%	1.00% to 1.10%	-6.21% to -6.11%
Moderate Allocation Portfolio						
2006	2	$12.71	25	(e)	0.00%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
Neuberger Berman Socially Responsive Fund® - Trust Class						
2006	48	$10.68 to $10.77	519	(e)	0.40% to 1.50%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
New Perspective Fund®, Inc. - Class R-3						
2006	83	$14.18 to $14.75	1,204	1.64%	0.20% to 1.55%	18.17% to 19.17%
2005	40	$12.16 to $12.36	486	1.45%	0.25% to 1.10%	9.98% to 10.56%
2004	18	$11.12 to $11.17	204	(c)	0.30% to 0.80%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
New Perspective Fund®, Inc. - Class R-4						
2006	1,896	$13.57 to $15.13	$ 27,925	1.55%	0.30% to 1.50%	18.09% to 19.46%
2005	1,760	$11.44 to $12.78	22,033	1.87%	0.00% to 1.50%	9.56% to 10.64%
2004	762	$11.30 to $11.66	8,638	(c)	0.55% to 1.50%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Oppenheimer Capital Appreciation Fund - Class A						
2006	36	$11.24 to $11.54	414	0.00%	0.55% to 1.45%	6.62% to 6.79%
2005	30	$10.65 to $10.76	316	0.75%	0.70% to 1.25%	3.40% to 3.96%
2004	21	$10.27 to $10.36	217	(c)	0.65% to 1.60%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Oppenheimer Developing Markets Fund - Class A						
2006	3,743	$17.39 to $52.76	163,882	1.30%	0.30% to 1.75%	23.14% to 24.56%
2005	3,268	$17.98 to $41.82	115,468	1.74%	0.50% to 1.65%	38.95% to 40.45%
2004	1,557	$12.94 to $29.69	37,377	2.10%	0.55% to 1.65%	31.71%
2003	429	$14.57	6,248	4.56%	1.00%	63.52%
2002	145	$8.91	1,294	2.50%	1.00%	-2.58%
Oppenheimer Global Fund - Class A						
2006	7	$19.08	130	0.95%	1.00%	16.20%
2005	3	$16.42	50	-	1.00%	12.70%
2004	-	$14.57	4	(c)	1.00%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Oppenheimer Main Street Fund® - Class A						
2006	14	$12.37 to $12.85	175	1.53%	0.45% to 1.75%	13.25% to 13.86%
2005	2	$11.02 to $11.14	22	-	0.90% to 1.45%	4.80%
2004	1	$10.56 to $10.63	13	(c)	0.90% to 1.60%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Oppenheimer Aggressive Growth Fund/VA						
2006	-	$10.42	$ 1	0.00%	1.25%	1.66%
2005	-	-	3	-	-	-
2004	-	-	3	-	1.25%	-
2003	-	-	4	-	1.25%	-
2002	-	-	3	(a)	1.25%	(a)
Oppenheimer Global Securities/VA						
2006	32	$14.74 to $25.34	765	1.02%	0.45% to 1.80%	16.01% to 17.15%
2005	35	$12.74 to $21.63	711	2.11%	0.45% to 1.85%	12.61% to 13.78%
2004	22,250	$11.36 to $19.26	410,368	1.10%	0.00% to 1.80%	17.37% to 18.89%
2003	16,092	$10.51 to $16.20	251,043	0.55%	0.25% to 1.50%	40.97% to 43.00%
2002	10,640	$10.74 to $11.36	117,400	0.51%	0.00% to 1.50%	-23.30% to -22.41%
Oppenheimer Main Street Fund®/VA						
2006	13	$9.60 to $10.78	123	1.67%	1.25% to 1.50%	13.34% to 13.59%
2005	-	-	41	-	-	-
2004	-	-	43	-	1.25% to 1.50%	-
2003	-	-	32	-	1.25% to 1.50%	-
2002	-	-	28	(a)	1.25% to 1.50%	(a)
Oppenheimer Main Street Small Cap Fund®/VA						
2006	351	$13.26 to $15.26	4,722	0.10%	0.30% to 1.50%	13.33% to 14.43%
2005	89	$11.70 to $13.40	1,052	2.38%	0.50% to 1.50%	8.62%
2004	-	$12.30	5	(c)	1.25%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Oppenheimer Strategic Bond Fund/VA						
2006	8	$14.81 to $16.02	128	3.91%	0.55% to 1.45%	5.94% to 6.87%
2005	11	$13.98 to $15.10	154	9.58%	0.45% to 1.45%	1.16% to 2.17%
2004	3,306	$10.88 to $14.98	47,078	4.44%	0.00% to 1.95%	7.08% to 8.47%
2003	2,470	$10.31 to $13.81	32,607	5.57%	0.25% to 1.50%	16.27% to 17.73%
2002	1,474	$11.06 to $11.73	16,662	6.58%	0.00% to 1.50%	5.84% to 7.07%

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Pax World Balanced Fund, Inc.						
2006	4,112	$11.83 to $12.90	$ 50,097	1.66%	0.30% to 1.75%	9.03% to 10.07%
2005	4,818	$10.85 to $11.76	54,353	1.65%	0.00% to 1.65%	3.72% to 4.87%
2004	1,550	$10.45 to $11.12	16,523	0.96%	0.55% to 1.65%	11.98% to 12.45%
2003	378	$9.43 to $9.56	3,605	1.04%	0.85% to 1.25%	15.85% to 16.30%
2002	195	$8.14 to $8.22	1,605	1.68%	0.85% to 1.25%	-9.77%
PIMCO Real Return Portfolio - Administrative Class						
2006	2,338	$10.15 to $11.19	25,436	4.36%	0.00% to 1.50%	-0.74% to 0.36%
2005	2,096	$10.52 to $11.10	22,843	3.20%	0.40% to 1.50%	0.56% to 1.48%
2004	882	$10.43 to $10.83	9,519	(c)	0.60% to 1.50%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Pioneer Fund - Class A						
2006	3	$15.26	46	1.12%	1.00%	15.26%
2005	2	$13.24	25	-	1.00%	5.33%
2004	-	$12.57	1	(c)	1.00%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Pioneer High Yield Fund - Class A						
2006	161	$11.33 to $11.78	1,880	4.89%	0.40% to 1.75%	8.63% to 10.10%
2005	70	$10.43 to $10.69	742	4.75%	0.45% to 1.75%	0.67% to 1.72%
2004	42	$10.38 to $10.48	437	(c)	0.60% to 1.65%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Pioneer Equity Income VCT Portfolio - Class I						
2006	8,116	$13.06 to $17.75	119,307	2.59%	0.35% to 1.95%	20.07% to 22.02%
2005	5,640	$11.48 to $14.64	69,926	2.66%	0.30% to 1.60%	3.28% to 5.40%
2004	2,471	$11.02 to $13.99	28,279	2.17%	0.00% to 1.95%	14.64% to 17.70%
2003	1,096	$9.61 to $12.14	10,691	2.39%	0.45% to 1.50%	20.73% to 21.93%
2002	472	$7.96 to $8.07	3,782	2.54%	0.55% to 1.50%	-16.99% to -16.62%

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Pioneer Fund VCT Portfolio - Class I						
2006	772	$12.05 to $13.90	$ 9,713	1.36%	0.15% to 1.70%	14.87% to 16.00%
2005	409	$10.49 to $11.52	4,548	1.37%	0.50% to 1.50%	4.59% to 5.60%
2004	256	$10.03 to $10.94	2,601	1.16%	0.55% to 1.50%	9.62% to 10.60%
2003	165	$9.15 to $9.37	1,522	1.13%	0.55% to 1.50%	21.84% to 23.13%
2002	57	$7.51 to $7.61	432	1.24%	0.55% to 1.50%	-20.16% to -19.80%
Pioneer High Yield VCT Portfolio - Class I						
2006	1,065	$11.36 to $11.75	12,297	5.72%	0.40% to 1.50%	6.92% to 8.10%
2005	646	$10.67 to $10.94	6,949	5.69%	0.00% to 1.50%	0.38% to 1.31%
2004	419	$10.63 to $11.03	4,468	(c)	0.65% to 1.50%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Pioneer Mid Cap Value VCT Portfolio - Class I						
2006	4,709	$12.36 to $19.37	81,306	1.03%	0.15% to 1.80%	10.82% to 12.13%
2005	4,927	$12.39 to $17.38	77,468	0.33%	0.00% to 1.60%	6.17% to 7.30%
2004	3,402	$11.67 to $16.27	49,664	0.27%	0.00% to 1.60%	20.27% to 21.91%
2003	983	$10.27 to $13.46	11,735	0.16%	0.55% to 1.50%	35.44% to 36.73%
2002	245	$8.70 to $8.82	2,143	0.33%	0.55% to 1.50%	-12.53% to -12.05%
T. Rowe Price Mid-Cap Value Fund - R Class						
2006	69	$14.34 to $14.85	1,010	0.61%	0.35% to 1.55%	18.15% to 19.08%
2005	63	$12.20 to $12.42	775	0.29%	0.50% to 1.45%	5.72% to 6.70%
2004	53	$11.54 to $11.64	619	(c)	0.50% to 1.45%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
T. Rowe Price Value Fund - Advisor Class						
2006	3	$11.45	30	(e)	1.00%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Templeton Foreign Fund - Class A						
2006	59	$14.54 to $15.06	$ 876	2.28%	0.55% to 1.75%	18.01% to 19.06%
2005	51	$12.36 to $12.59	637	1.84%	0.70% to 1.65%	8.80% to 9.86%
2004	39	$11.36 to $11.46	450	(c)	0.65% to 1.65%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Templeton Growth Fund, Inc. - Class A						
2006	48	$11.63 to $14.66	693	2.24%	0.85% to 1.70%	19.95% to 20.69%
2005	31	$11.98 to $12.15	371	2.78%	0.80% to 1.55%	6.83% to 7.00%
2004	5	$11.26 to $11.31	61	(c)	0.95% to 1.45%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Templeton Global Bond Fund - Class A						
2006	2,522	$11.13 to $19.67	33,054	5.57%	0.00% to 1.50%	11.73% to 12.85%
2005	1,327	$11.07 to $16.96	15,341	5.36%	0.50% to 1.50%	-3.59% to -4.49%
2004	572	$11.59 to $17.55	6,775	(c)	0.55% to 1.50%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
The Growth Fund of America® - Class R-3						
2006	584	$10.67 to $13.63	7,813	0.76%	0.20% to 1.55%	8.89% to 10.29%
2005	319	$12.04 to $12.34	3,894	0.65%	0.25% to 1.55%	12.28% to 13.54%
2004	122	$10.74 to $10.86	1,320	(c)	0.30% to 1.45%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
The Growth Fund of America® - Class R-4						
2006	14,655	$12.90 to $13.73	196,584	0.91%	0.30% to 1.50%	9.29% to 10.56%
2005	11,850	$11.74 to $12.54	145,130	0.93%	0.00% to 1.50%	12.50% to 13.63%
2004	4,738	$10.80 to $11.14	51,341	(c)	0.45% to 1.50%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
The Income Fund of America® - Class R-3						
2006	77	$13.12 to $13.65	$ 1,032	3.12%	0.20% to 1.55%	18.13% to 19.60%
2005	26	$11.14 to $11.38	295	3.46%	0.30% to 1.45%	1.73% to 2.71%
2004	10	$10.97 to $11.08	110	(c)	0.30% to 1.40%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
UBS U.S. Small Cap Growth Fund - Class A						
2006	22	$11.88 to $12.16	265	0.00%	0.70% to 1.50%	7.30% to 7.61%
2005	6	$11.20 to $11.30	73	-	0.70% to 1.20%	5.51%
2004	4	$10.71	48	(c)	0.70%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Diversified Value Portfolio						
2006	7	$14.09 to $14.49	100	(g)	0.95% to 2.00%	(g)
2005	5	$12.09 to $12.25	63	(d)	1.25% to 2.05%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
Equity Income Portfolio						
2006	17	$13.48 to $13.81	235	1.93%	1.10% to 2.00%	19.36%
2005	21	$11.39 to $11.57	240	2.23%	1.10% to 2.05%	2.41% to 3.03%
2004	18	$11.19 to $11.23	208	(c)	1.10% to 1.65%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Small Company Growth Portfolio						
2006	1	$12.51 to $12.86	18	(g)	0.95% to 2.00%	(g)
2005	-	$11.57 to $11.72	-	(d)	1.25% to 2.05%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

392

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Wanger Select						
2006	1,756	$14.45 to $15.37	$ 26,052	0.25%	0.15% to 1.50%	17.90% to 19.00%
2005	559	$12.40 to $12.94	6,985	-	0.60% to 1.50%	8.87% to 9.69%
2004	195	$11.39 to $11.85	2,227	(c)	0.70% to 1.50%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Wanger U.S. Smaller Companies						
2006	1,254	$12.52 to $14.27	17,111	0.22%	0.15% to 1.50%	6.31% to 7.30%
2005	725	$12.66 to $13.34	9,257	-	0.00% to 1.50%	9.61% to 10.66%
2004	186	$11.55 to $12.12	2,155	(c)	0.55% to 1.50%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Washington Mutual Investors Fund[SM], Inc. - Class R-3						
2006	301	$12.52 to $13.02	3,858	1.62%	0.20% to 1.55%	15.82% to 17.24%
2005	198	$10.81 to $11.09	2,177	1.64%	0.25% to 1.55%	1.78% to 2.88%
2004	115	$10.66 to $10.77	1,232	(c)	0.30% to 1.40%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Washington Mutual Investors Fund[SM], Inc. - Class R-4						
2006	6,828	$12.38 to $13.21	88,156	1.90%	0.30% to 1.50%	16.17% to 17.48%
2005	5,985	$10.60 to $11.29	66,271	2.09%	0.40% to 1.50%	1.94% to 2.95%
2004	3,309	$10.80 to $11.08	35,859	(c)	0.55% to 1.50%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Wells Fargo Advantage Small Cap Value Fund - Class A						
2006	2	$10.70	21	(e)	1.00%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

393

(a)   As this investment Division was not available until 2002, this data is not meaningful and therefore is not presented.

(b)   As this investment Division was not available until 2003, this data is not meaningful and therefore is not presented.

(c)   As this investment Division was not available until 2004, this data is not meaningful and therefore is not presented.

(d)   As this investment Division was not available until 2005, this data is not meaningful and therefore is not presented.

(e)   As this investment Division was not available until 2006, this data is not meaningful and therefore is not presented.

(f)   As this investment Division is wholly comprised of new contract bonds at December 31, 2005, this data is not meaningful and therefore is not presented.

(g)   As this investment Division is wholly comprised of new contract bonds at December 31, 2006, this data is not meaningful and therefore is not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge, plus the annual administrative charge and other contract charges, as defined in Note 3.   Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities.   Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

*   Includes units for annuity contracts in payout beginning in 2006.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/   Ernst & Young LLP

Atlanta, Georgia
March 23, 2007

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Operations
(In millions)

		Year Ended December 31,	
	2006	2005	2004
Revenue:			
Net investment income	$ 1,029.7	$ 1,037.1	$ 998.6
Fee income	714.8	609.6	554.3
Premiums	37.5	43.2	38.5
Broker-dealer commission revenue	429.2	378.1	375.0
Net realized capital gains	3.0	22.0	10.8
Other income	15.7	7.7	1.9
Total revenue	2,229.9	2,097.7	1,979.1
Benefits and expenses:			
Interest credited and other benefits to contractowners	783.7	739.6	739.4
Operating expenses	568.3	524.3	459.2
Broker-dealer commission expense	429.2	378.1	375.0
Amortization of deferred policy acquisition cost and value of business acquired	21.3	159.9	127.4
Interest expense	2.9	1.6	0.6
Total benefits and expenses	1,805.4	1,803.5	1,701.6
Income before income taxes	424.5	294.2	277.5
Income tax expense	122.7	21.5	57.0
Net income	$ 301.8	$ 272.7	$ 220.5

The accompanying notes are an integral part of these consolidated financial statements.

C-3

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

	As of December 31,	
	2006	2005
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $15,150.1 at 2006 and $16,745.3 at 2005)	$ 15,112.2	$ 16,740.5
Equity securities, available-for-sale, at fair value (cost of $233.6 at 2006 and $166.9 at 2005)	251.7	170.1
Mortgage loans on real estate	1,879.3	1,396.0
Policy loans	268.9	262.4
Other investments	398.9	144.6
Securities pledged (amortized cost of $1,106.2 at 2006 and $1,260.8 at 2005)	1,099.5	1,247.6
Total investments	19,010.5	19,961.2
Cash and cash equivalents	311.2	257.7
Short-term investments under securities loan agreement	283.1	318.1
Accrued investment income	180.4	203.6
Receivables for securities sold	90.1	4.7
Reinsurance recoverable	2,715.4	2,796.7
Deferred policy acquisition costs	623.6	512.4
Value of business acquired	1,342.9	1,294.4
Notes receivable from affiliate	175.0	175.0
Short-term loan to affiliate	45.0	131.0
Due from affiliates	9.1	18.6
Property and equipment	75.1	33.2
Other assets	73.8	49.5
Assets held in separate accounts	43,550.8	35,899.8
Total assets	$ 68,486.0	$ 61,655.9

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

| | As of December 31, | |
	2006	2005
Liabilities and Shareholder's Equity		
Future policy benefits and claims reserves	$ 19,995.8	$ 20,932.8
Payables for securities purchased	42.6	3.1
Payables under securities loan agreement	283.1	318.1
Borrowed money	833.2	941.1
Due to affiliates	82.8	71.9
Current income taxes	59.8	51.1
Deferred income taxes	246.0	183.1
Other liabilities	406.2	312.2
Liabilities related to separate accounts	43,550.8	35,899.8
Total liabilities	65,500.3	58,713.2
Shareholder's equity		
Common stock (100,000 shares authorized; 55,000 issued and outstanding; $50 per share value)	2.8	2.8
Additional paid-in capital	4,299.5	4,549.6
Accumulated other comprehensive loss	(14.0)	(5.3)
Retained earnings (deficit)	(1,302.6)	(1,604.4)
Total shareholder's equity	2,985.7	2,942.7
Total liabilities and shareholder's equity	$ 68,486.0	$ 61,655.9

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Changes in Shareholder's Equity
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at December 31, 2003					
Excluding impact of merger	$ 2.8	$ 4,646.5	$ 116.0	$ (2,119.4)	$ 2,645.9
Impact of merger with affiliate	-	3.8	-	23.9	27.7
Balance at December 31, 2003					
Including impact of merger	2.8	4,650.3	116.0	(2,095.5)	2,673.6
Comprehensive income:					
Net income	-	-	-	220.5	220.5
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($(53.8) pretax)	-	-	(32.2)	-	(32.2)
Minimum pension liability	-	-	(16.7)	-	(16.7)
Total comprehensive income					171.6
Dividends paid	-	(83.5)	-	-	(83.5)
Other	-	-	-	(2.1)	(2.1)
Balance at December 31, 2004	2.8	4,566.8	67.1	(1,877.1)	2,759.6
Comprehensive income:					
Net income	-	-	-	272.7	272.7
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($(108.4) pretax)	-	-	(77.5)	-	(77.5)
Minimum pension liability ($(1.1) pretax)	-	-	5.1	-	5.1
Total comprehensive income					200.3
Dividends paid	-	(20.5)	-	-	(20.5)
Employee share-based payments	-	3.3	-	-	3.3
Balance at December 31, 2005	2.8	4,549.6	(5.3)	(1,604.4)	2,942.7
Comprehensive income:					
Net income	-	-	-	301.8	301.8
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($(23.4) pretax)	-	-	(10.7)	-	(10.7)
Pension liability and FAS No. 158 transition adjustment ($3.9 pretax)	-	-	2.5	-	2.5
Total comprehensive income					293.6
Cumulative effect of change in accounting principle ($(0.8) pretax)			(0.5)		(0.5)
Dividends paid	-	(256.0)	-	-	(256.0)
Employee share-based payments	-	5.9	-	-	5.9
Balance at December 31, 2006	$ 2.8	$ 4,299.5	$ (14.0)	$ (1,302.6)	$ 2,985.7

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

	Year Ended December 31,		
	2006	**2005**	**2004**
Cash Flows from Operating Activities:			
Net income	$ 301.8	$ 272.7	$ 220.5
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value			
of business acquired, and sales inducements	(191.0)	(174.0)	(168.0)
Amortization of deferred policy acquisition costs,			
value of business acquired, and sales inducements	25.9	165.8	134.3
Net accretion/decretion of discount/premium	83.8	115.5	155.9
Future policy benefits, claims reserves, and			
interest credited	662.5	634.2	621.7
Provision for deferred income taxes	75.6	11.0	46.1
Net realized capital gains	(3.0)	(22.0)	(10.8)
Depreciation	12.6	12.0	12.4
Change in:			
Accrued investment income	23.2	(21.6)	(3.1)
Reinsurance recoverable	81.3	104.6	51.0
Other receivable and assets accruals	(20.1)	2.6	26.8
Due to/from affiliates	20.4	4.6	(52.0)
Other payables and accruals	86.3	(49.8)	(2.1)
Other	5.9	3.3	(12.4)
Net cash provided by operating activities	1,165.2	1,058.9	1,020.3
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, or redemption of:			
Fixed maturities, available-for-sale	10,355.2	19,232.3	26,791.6
Equity securities, available-for-sale	91.7	119.8	85.7
Mortgage loans on real estate	197.0	179.0	71.0
Acquisition of:			
Fixed maturities, available-for-sale	(8,802.1)	(19,435.9)	(26,789.3)
Equity securities, available-for-sale	(149.1)	(120.4)	(81.6)
Mortgage loans on real estate	(680.3)	(484.8)	(406.7)
Policy loans	(6.5)	0.3	7.6
Other investments	(240.2)	(43.6)	(28.9)
Loans to affiliates	-	-	(175.0)
Purchases of property and equipment, net	(54.5)	(14.2)	(11.7)
Net cash provided by (used in) investing activities	711.2	(567.5)	(537.3)

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

	Year Ended December 31,		
	2006	**2005**	**2004**
Cash Flows from Financing Activities:			
Deposits received for investment contracts	1,875.7	2,024.2	2,089.9
Maturities and withdrawals from investment contracts	(3,420.7)	(2,237.5)	(1,910.4)
Short-term loans to affiliates	86.0	(106.0)	16.4
Short-term borrowings	(107.9)	(116.3)	(458.5)
Dividends to Parent	(256.0)	(20.5)	(83.5)
Net cash used in financing activities	(1,822.9)	(456.1)	(346.1)
Net increase in cash and cash equivalents	53.5	35.3	136.9
Cash and cash equivalents, beginning of year	257.7	222.4	85.5
Cash and cash equivalents, end of year	$ 311.2	$ 257.7	$ 222.4
Supplemental cash flow information:			
Income taxes paid, net	$ 37.6	$ 47.1	$ 17.3
Interest paid	$ 40.8	$ 32.0	$ 22.8

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

1.   **Organization and Significant Accounting Policies**

Basis of Presentation

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the state of Connecticut. ILIAC and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. ILIAC is authorized to conduct its insurance business in all states and in the District of Columbia.

The consolidated financial statements include ILIAC and its wholly-owned subsidiaries, ING Financial Advisers, LLC ("IFA"), Directed Services LLC ("DSL"), and Northfield Windsor LLC ("NWL"). ILIAC is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

On December 1, 2006, Lion contributed to ILIAC, Directed Services, Inc. ("DSI"), a New York corporation registered as a broker-dealer under the Securities Exchange Act of 1934 and as an investment advisor under the Investment Advisors Act of 1940, whose primary functions are the distribution of variable insurance products and investment advisory services for open-end mutual funds. Additionally, on December 12, 2006, ILIAC organized DSL as a wholly-owned Delaware limited liability company. On December 31, 2006, DSI merged with and into DSL and ceased to exist. Upon merger, the operations and broker-dealer and investment advisor registrations of DSI were consolidated into DSL, the surviving company. Effective January 1, 2007, ILIAC's investment advisory agreement with certain variable funds offered in Company products was assigned to DSL.

Statement of Financial Accounting Standards ("FAS") No. 141, "Business Combinations", excludes transfers of net assets or exchanges of shares between entities under common control, and notes that certain provisions under Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations", provide a source of guidance for such transactions. In accordance with APB Opinion No. 16, financial information of the combined entity is presented as if the entities had been combined for the full year, and all comparative financial statements are restated and presented as if the entities had previously been combined, in a manner similar to a pooling-of-interests. The Consolidated Balance Sheets and Consolidated Statements of Operations give effect to the DSL consolidation transactions as if they had occurred on January 1, 2004 and include the following:

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

	2006	2005	2004
Total revenue	$ 594.9	$ 507.7	$ 476.0
Net income	35.8	28.2	21.2
Additional paid-in capital:			
Dividends paid	25.0	20.5	13.5
Employee share-based payments	0.1	0.2	-

On May 11, 2006, ILIAC organized NWL as a wholly-owned subsidiary for the purpose of purchasing, constructing, developing, leasing, and managing a new corporate office facility to be located at 200 Northfield Drive, Windsor, Connecticut that will serve as the principal executive offices of the Company and as corporate offices for other Hartford based operations of the Company and its affiliates (the "Windsor Property").

On December 31, 2005, ILIAC's subsidiary, ING Insurance Company of America ("IICA"), merged with and into ILIAC. As of the merger date, IICA ceased to exist and ILIAC became the surviving corporation. The merger did not have an impact on ILIAC, as IICA was a wholly-owned subsidiary and already included in the consolidated financial statements for all periods presented.

Description of Business

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, and 457, as well as nonqualified deferred compensation plans. The Company's products are offered primarily to individuals, pension plans, small businesses, and employer-sponsored groups in the health care, government, and education markets (collectively "not-for-profit" organizations) and corporate markets. The Company's products are generally distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

Products offered by the Company include deferred and immediate (payout annuities) annuity contracts. These products include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e. liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers investment advisory services and pension plan administrative services.

The Company has one operating segment.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Recently Adopted Accounting Standards

Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006, the Financial Accounting Standards Board ("FASB") issued FAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106, and 132R" ("FAS No. 158"). FAS No. 158 requires an employer to:

- Recognize in the statement of financial position, an asset for a plan's overfunded status or a liability for a plan's underfunded status;
- Measure a plan's assets and obligations that determine its funded status as of the end of the fiscal year; and
- Recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur, reporting such changes in comprehensive income.

On December 31, 2006, the Company adopted the recognition and disclosure provisions of FAS No. 158. The effect of adopting FAS No. 158 on the Company's financial condition at December 31, 2006 is included in the accompanying consolidated financial statements. FAS No. 158 did not have a significant effect on the Company's financial condition at December 31, 2005 or 2004. The provisions regarding the change in the measurement date of postretirement benefit plans are not applicable, as the Company already uses a measurement date of December 31 for its pension plans.

The incremental effects of adopting the provisions of FAS No. 158 on the Company's Consolidated Balance Sheet at December 31, 2006, are as follows:

	Prior to Adopting FAS No. 158	Effects of Adopting FAS No. 158	As Reported at December 31, 2006
Other assets	$ 74.0	$ (0.2)	$ 73.8
Deferred income taxes	246.3	(0.3)	246.0
Other liabilities	405.6	0.6	406.2
Accumulated other comprehensive loss	(13.5)	(0.5)	(14.0)

Considering the Effects of Prior Year Misstatements

In September 2006, the Securities and Exchange Commission ("SEC") staff issued SEC Staff Accounting Bulletin ("SAB") Topic 1N, "Financial Statements - Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 states that a registrant should quantify the effect of an error on the financial statements using a dual approach. Specifically, the amount should be computed using both the "rollover" (current year income statement perspective) and "iron curtain" (year-end balance sheet perspective) methods.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

SAB 108 was effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on the Company's financial position.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

On November 3, 2005, the FASB issued FASB Staff Position ("FSP") FAS No. 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP FAS No. 115-1"). FSP FAS No. 115-1 replaces the impairment evaluation guidance of the Emerging Issues Task Force ("EITF") Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1").

FSP FAS No. 115-1 addresses the determination of when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. In addition, it includes considerations for accounting subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporarily impaired. FSP FAS No. 115-1 further clarifies that an impairment loss should be recognized no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. FSP FAS No. 115-1 references existing guidance on other-than-temporary impairments.

FSP FAS No. 115-1 was effective for reporting periods beginning after December 15, 2005, and was implemented by the Company during the fourth quarter of 2005. As a result of adopting FSP FAS No. 115-1, the Company recognized impairment losses of $42.6 and $5.7 for the years ended December 31, 2006 and 2005, respectively, related to investments that the Company does not have the intent and ability to retain for a period of time sufficient to allow for recovery in fair value. The required disclosures are included in the Investments footnote.

Investor's Accounting for an Investment in a Limited Partnership When the Investor is the Sole General Partner and the Limited Partners Have Certain Rights

In June 2005, the EITF reached a consensus on EITF Issue 04-5, "Investor's Accounting for an Investment in a Limited Partnership When the Investor is the Sole General Partner and the Limited Partners Have Certain Rights" ("EITF 04-5"), which states that the general partner in a limited partnership should presume that it controls and, thus, should consolidate the limited partnership, unless the limited partners have either (a) substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or (b) substantive participating rights. EITF 04-5 applies to limited partnerships that are not variable interest entities under FASB Interpretation No. 46(R): "Consolidation of Variable Interest Entities" ("FIN 46(R)"). EITF 04-5 was effective immediately for all new limited partnerships formed and for existing limited partnerships for which partnership agreements are modified after June 29, 2005, and is effective for all

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

other limited partnerships at the commencement of the first reporting period beginning after December 15, 2006.

EITF 04-5 had no impact on ILIAC as of December 31, 2006, as the Company's investments in limited partnerships are generally considered variable interest entities under FIN 46(R), and are accounted for using the cost or equity method of accounting since the Company is not the primary beneficiary. Investments in limited partnerships are included in Other investments on the Consolidated Balance Sheets.

Share-Based Payment

In December 2004, the FASB issued FAS No. 123 (revised 2004), "Share-Based Payment" ("FAS No. 123R"), which requires all share-based payments to employees be recognized in the financial statements based upon the fair value. FAS No. 123R was effective at the beginning of the first annual period beginning after June 15, 2005. FAS No. 123R provides two transition methods, modified-prospective and modified-retrospective.

The modified-prospective method recognizes the grant-date fair value of compensation for new awards granted after the effective date and unvested awards beginning in the fiscal period in which the recognition provision are first applied. Prior periods are not restated. The modified-retrospective method permits entities to restate prior periods by recognizing the compensation cost based on amounts previously reported in the pro forma footnote disclosure as required under FAS No. 123, "Accounting for Stock-Based Compensation" ("FAS No. 123").

The Company early adopted the provisions of FAS No. 123R on January 1, 2005, using the modified-prospective method. Under the modified-prospective method, compensation cost recognized include: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of FAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2005, based on the grant-date fair value in accordance with the provisions of FAS No. 123R. Results for prior periods are not restated.

Prior to January 1, 2005, the Company applied the intrinsic value-based provisions set forth in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations, as permitted by FAS No.123. No stock based employee compensation cost was recognized in the Consolidated Statement of Operations during 2004, as all options granted during the year had an exercise price equal to the market value of the underlying common stock on the date of grant. All shares granted during 2006 and 2005 were those of ING, the Company's ultimate parent.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

As a result of adopting FAS No. 123R, the Company's Net income for the years ended December 31, 2006 and 2005, was $7.1 and $5.0, respectively, lower than if it had continued to account for share-based payments under APB 25. The fair value of shares granted during 2006 and 2005 was $7.6 and $11.1, respectively, as of December 31, 2006 and 2005, and will be expensed over a vesting period of 3 years. Prior to the adoption of FAS No. 123R, no modifications were made to outstanding options, and there were no significant changes of valuation methodologies as a result of the adoption of FAS No. 123R.

New Accounting Pronouncements

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS No. 159"), which allows a company to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. Items eligible for the fair value option include:

- Certain recognized financial assets and liabilities;
- Rights and obligations under certain insurance contracts that are not financial instruments;
- Host financial instruments resulting from the separation of an embedded nonfinancial derivative instrument from a nonfinancial hybrid instrument; and
- Certain commitments.

FAS No. 159 is effective for fiscal years beginning after November 15, 2007, although early adoption is permitted under certain conditions. As of the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first remeasurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. As application of the standard is optional, any impact is limited to those financial assets and liabilities to which FAS No. 159 is applied. The Company is currently evaluating the items to which the fair value option may be applied.

Fair Value Measurements

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" ("FAS No. 157"). FAS No. 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS No. 157 does not expand the use of fair value in any new circumstances.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Under FAS No. 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS No. 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

The provisions of FAS No. 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is in the process of determining the impact of adoption of FAS No. 157.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which creates a single model to address the accounting for the uncertainty in income tax positions recognized in a company's financial statements in accordance with FAS No. 109, "Accounting for Income Taxes."

FIN 48 prescribes a two-step process for determining the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The first step is recognition: A company first determines whether a tax position is more likely than not to be sustained upon examination, based on the technical merits of the position. The second is measurement: A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit recognized in the financial statements. The benefit under step two is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. No benefit will be recognized on tax positions that do not meet the more-likely-than-not recognition standard. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

FIN 48 is effective for fiscal years beginning after December 15, 2006, and was adopted by the Company on January 1, 2007. As a result of implementing FIN 48, the Company expects to recognize a cumulative effect of change in accounting principle between $2.5 and $5.0 as a reduction to January 1, 2007 Retained earnings.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Accounting for Servicing of Financial Assets

In March 2006, the FASB issued FAS No. 156, "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140" ("FAS No. 156"). FAS No. 156 requires the separate recognition of servicing assets and servicing liabilities each time an obligation to service a financial asset is undertaken by entering into a servicing contract and permits the fair value measurement of servicing assets and servicing liabilities. In addition, FAS No. 156 does the following:

- Clarifies when a servicer should separately recognize servicing assets and liabilities;
- Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable;
- Permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, provided that the available-for-sale securities are identified in some manner as offsetting the exposure to changes in fair value of servicing assets and servicing liabilities that are subsequently measured at fair value; and
- Requires additional disclosures for all separately recognized servicing assets and servicing liabilities.

FAS No. 156 requirements for recognition and initial measurement of servicing assets and servicing liabilities should be applied prospectively to all transactions entered into after the beginning of the first fiscal year that commences after September 15, 2006. The Company has determined that the adoption of FAS No. 156 will not have a material effect on the financial position, results of operations, or cash flows.

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued FAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" ("FAS No. 155"), which permits the application of fair value accounting to certain hybrid financial instruments in their entirety if they contain embedded derivatives that would otherwise require bifurcation under FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS No. 133"). Under this approach, changes in fair value would be recognized currently in earnings. In addition, FAS No. 155 does the following:

- Clarifies which interest-only strips and principal-only strips are not subject to derivative accounting under FAS No. 133;
- Requires that interests in securitized financial assets be analyzed to identify interests that are freestanding derivatives or that are hybrid instruments that contain embedded derivatives requiring bifurcation;
- Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

- Allows a qualifying special-purpose entity to hold derivative financial instruments that pertain to beneficial interests, other than another derivative financial instrument.

FAS No. 155 is effective for all instruments acquired, issued, or subject to a remeasurement event, occurring after the beginning of the first fiscal year that commences after September 15, 2006, and was adopted by the Company on January 1, 2007. The Company does not expect FAS No. 155 to have a significant impact on the Company's financial position, results of operations, or cash flows.

Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts

In September 2005, the American Institute of Certified Public Accountants issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"), which states that when an internal replacement transaction results in a substantially changed contract, the unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets, related to the replaced contract should not be deferred in connection with the new contract. Contract modifications that meet various conditions defined by SOP 05-1 and result in a new contract that is substantially unchanged from the replaced contract, however, should be accounted for as a continuation of the replaced contract.

SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages, that occurs by the exchange of a contract for a new contract, by amendment, endorsement, or rider, to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 applies to internal replacements made primarily to contracts defined by FAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("FAS No. 60"), as short-duration and long-duration insurance contracts, and by FAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("FAS No. 97"), as investment contracts.

SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged, and was adopted by the Company on January 1, 2007. As a result of implementing SOP 05-1, the Company expects to recognize a cumulative effect of a change in accounting principle of $43.4, before tax, or $28.2, net of $15.2 of income taxes, as a reduction to January 1, 2007 Retained earnings.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

Investments

All of the Company's fixed maturities and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Shareholder's equity, after adjustment for related changes in experience-rated contract allocations, deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA"), and deferred income taxes.

Other-Than-Temporary Impairments

The Company analyzes the general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Management considers the length of time and the extent to which fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, and the Company's intent and ability to retain the investment for a period of time sufficient to allow for recovery in fair value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other-than-temporary impairment is considered to have occurred.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

In addition, the Company invests in structured securities that meet the criteria of EITF Issue No. 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" ("EITF 99-20"). Under EITF 99-20, a further determination of the required impairment is based on credit risk and the possibility of significant prepayment risk that restricts the Company's ability to recover the investment. An impairment is recognized if the fair value of the security is less than amortized cost and there has been adverse change in cash flow since the remeasurement date.

When a decline in fair value is determined to be other-than-temporary, the individual security is written down to fair value, and the loss is accounted for as a change in Net realized capital gains (losses).

Experience-Rated Products

Included in available-for-sale securities are investments that support experience-rated products. Experience-rated products are products where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum principal and interest guarantees. Unamortized realized capital gains (losses) on the sale of and unrealized capital gains (losses) on investments supporting these products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets. Net realized capital gains (losses) on all other investments are reflected in the Consolidated Statements of Operations. Unrealized capital gains (losses) on all other investments are reflected in Accumulated other comprehensive income (loss) in Shareholder's equity, net of DAC and VOBA adjustments for unrealized capital gains (losses), and related income taxes.

Purchases and Sales

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

Valuation

The fair value for fixed maturities is largely determined by one of two pricing methods: published price quotations or valuation techniques with market inputs. Security pricing is applied using a hierarchy or "waterfall" approach, whereby prices are first sought from published price quotations, including independent pricing services or broker-dealer quotations. Published price quotations may be unavailable or deemed unreliable, due to a limited market, for securities that are rarely traded or are traded only in privately negotiated transactions. As such, fair values for the remaining securities, consisting primarily of privately placed bonds, are then determined using risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The fair values for actively traded equity securities are based on quoted market prices. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion value, where applicable.

Mortgage loans on real estate are reported at amortized cost, less impairment write-downs. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. If the loan is in foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Net realized capital gains (losses). At December 31, 2006 and 2005, the Company had no allowance for mortgage loan credit losses. The properties collateralizing mortgage loans are geographically dispersed throughout the United States, with the largest concentration of 17.7% and 22.0% of properties in California at December 31, 2006 and 2005, respectively.

Policy loans are carried at unpaid principal balances.

Short-term investments, consisting primarily of money market instruments and other fixed maturity issues purchased with an original maturity of 91 days to one year, are considered available-for-sale and are carried at fair value.

Derivative instruments are reported at fair value using the Company's derivative accounting system. The system uses key financial data, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates, which are obtained from third party sources and uploaded into the system. Embedded derivative instruments are reported at fair value based upon internally established valuations that are consistent with external valuation models or market quotations.

Repurchase Agreements

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase the return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities, and the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements is included in Borrowed money on the Consolidated Balance Sheets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policies require a minimum of 102% of the fair value of securities pledged under reverse repurchase agreements to be pledged as collateral. Reverse repurchase agreements are included in Cash and cash equivalents on the Consolidated Balance Sheets.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Derivatives

The Company's use of derivatives is limited mainly to hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. Generally, derivatives are not accounted for using hedge accounting treatment under FAS No. 133, as the Company has not historically sought hedge accounting treatment.

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also purchases options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Other investments or Other liabilities, as appropriate, on the Consolidated Balance Sheets. Changes in the fair value of such derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

The Company also has investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Embedded derivatives within fixed maturity instruments are included in Fixed maturities, available-for-sale, on the Consolidated Balance Sheets, and changes in fair value are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets, and changes in the fair value are recorded in Interest credited and benefits to contractowners in the Consolidated Statements of Operations.

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized in purchase accounting when the Company was acquired and is subject to amortization. The value is based on the present value of estimated net cash flows embedded in the Company's contracts.

FAS No. 97 applies to universal life and investment-type products, such as fixed and variable deferred annuities. Under FAS No. 97, DAC and VOBA are amortized, with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges.

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA. The DAC and VOBA balances are evaluated for recoverability.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated profit requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization. In general, sustained increases in investment, mortality, and expense margins, and thus estimated future profits, lower the rate of amortization. Sustained decreases in investment, mortality, and expense margins, and thus estimated future profits, however, increase the rate of amortization.

Reserves

The Company records as liabilities reserves to meet the Company's future obligations under its variable annuity and fixed annuity products.

Future policy benefits and claims reserves include reserves for deferred annuities and immediate annuities with and without life contingent payouts.

Reserves for individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon, net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. Reserves interest rates vary by product and ranged from 1.5% to 7.8% for the years 2006, 2005, and 2004. Certain reserves also include unrealized gains and losses related to investments and unamortized realized gains and losses on investments for experience-rated contracts. Reserves on experienced-rated contracts reflect the rights of contractowners, plan participants, and the Company. Reserves for group immediate annuities without life contingent payouts are equal to the discount value of the payment at the implied break-even rate.

Reserves for individual immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by annuity type plan, year of issue, and policy duration. For the years 2006, 2005, and 2004, reserve interest rates ranged from 4.9% to 5.9%.

The Company has a significant concentration of reinsurance arising from the disposition of its individual life insurance business. In 1998, the Company entered into an indemnity reinsurance arrangement with certain subsidiaries of Lincoln National Corporation ("Lincoln"). Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction. The Company includes an amount in Reinsurance recoverable on the Consolidated Balance Sheets, which equals the Company's total individual life reserves. Individual life reserves are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

Certain variable annuities offer guaranteed minimum death benefits ("GMDB"). The GMDB is accrued in the event the contractowner account value at death is below the guaranteed value and is included in reserves.

Revenue Recognition

For most annuity contracts, charges assessed against contractowner funds for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected in both Premiums and Interest credited and other benefits to contractowners in the Consolidated Statements of Operations.

Premiums on the Consolidated Statements of Operations primarily represent amounts received for immediate annuities with life contingent payouts.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contractowner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

Separate account assets and liabilities are carried at fair value and shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income, and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations (with the exception of realized and unrealized capital gains (losses) on the assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Assets and liabilities of separate account arrangements that do not meet the criteria for separate presentation in the Consolidated Balance Sheets (primarily the guaranteed interest option), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2006 and 2005, unrealized capital losses of $7.3 and $8.3, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in Shareholder's equity.

Reinsurance

The Company utilizes indemnity reinsurance agreements to reduce its exposure to losses from GMDBs in its annuity insurance business. Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the Company's primary liability as the direct insurer of the risks. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial strength and credit ratings of its reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets.

Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.7 billion and $2.8 billion at December 31, 2006 and 2005, respectively, is related to the reinsurance recoverable from certain subsidiaries of Lincoln arising from the disposal of the Company's individual life insurance business in 1998 (see the Reinsurance footnote). Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

2.   Investments

Fixed Maturities and Equity Securities

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2006.

	Amortized Cost		Gross Unrealized Capital Gains		Gross Unrealized Capital Losses		Fair Value
Fixed maturities:							
U.S. Treasuries	$	25.5	$	0.1	$	-	$	25.6
U.S. government agencies and authorities		276.6		3.6		3.3		276.9
State, municipalities, and political subdivisions		45.4		1.1		0.1		46.4
U.S. corporate securities:							
Public utilities		1,111.4		9.1		15.7		1,104.8
Other corporate securities		4,281.8		47.6		62.3		4,267.1
Total U.S. corporate securities		5,393.2		56.7		78.0		5,371.9
Foreign securities[1]:							
Government		466.0		31.8		3.5		494.3
Other		2,000.4		28.3		33.3		1,995.4
Total foreign securities		2,466.4		60.1		36.8		2,489.7
Residential mortgage-backed securities		4,529.8		52.4		82.2		4,500.0
Commercial mortgage-backed securities		2,261.3		14.0		28.6		2,246.7
Other asset-backed securities		1,258.1		6.5		10.1		1,254.5
Total fixed maturities, including securities pledged		16,256.3		194.5		239.1		16,211.7
Less: securities pledged		1,106.2		6.4		13.1		1,099.5
Total fixed maturities		15,150.1		188.1		226.0		15,112.2
Equity securities		233.6		20.4		2.3		251.7
Total investments, available-for-sale	$	15,383.7	$	208.5	$	228.3	$	15,363.9

[1] Primarily U.S. dollar denominated.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2005.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
Fixed maturities:				
U.S. Treasuries	$ 35.7	$ 0.1	$ -	$ 35.8
U.S. government agencies and authorities	468.4	0.5	8.4	460.5
State, municipalities, and political subdivisions	40.0	0.5	0.9	39.6
U.S. corporate securities:				
Public utilities	1,260.3	24.1	16.8	1,267.6
Other corporate securities	5,981.9	109.8	89.7	6,002.0
Total U.S. corporate securities	7,242.2	133.9	106.5	7,269.6
Foreign securities[1]:				
Government	704.4	30.0	7.7	726.7
Other	1,815.5	41.8	28.8	1,828.5
Total foreign securities	2,519.9	71.8	36.5	2,555.2
Residential mortgage-backed securities	4,449.5	32.9	94.0	4,388.4
Commercial mortgage-backed securities	2,099.1	29.7	27.0	2,101.8
Other asset-backed securities	1,151.3	5.8	19.9	1,137.2
Total fixed maturities, including securities pledged	18,006.1	275.2	293.2	17,988.1
Less: securities pledged	1,260.8	5.2	18.4	1,247.6
Total fixed maturities	16,745.3	270.0	274.8	16,740.5
Equity securities	166.9	4.4	1.2	170.1
Total investments, available-for-sale	$ 16,912.2	$ 274.4	$ 276.0	$ 16,910.6

[1] Primarily U.S. dollar denominated.

At December 31, 2006 and 2005, net unrealized depreciation was $26.5 and $14.8, respectively, on total fixed maturities, including securities pledged to creditors, and equity securities. At December 31, 2006 and 2005, $52.4 and $48.6, respectively, of net unrealized capital gains (losses) was related to experience-rated contracts and was not reflected in Shareholder's equity but in Future policy benefits and claim reserves.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The amortized cost and fair value of total fixed maturities as of December 31, 2006, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 303.3	$ 302.5
After one year through five years	2,961.0	2,935.7
After five years through ten years	3,569.0	3,550.6
After ten years	1,373.8	1,421.7
Mortgage-backed securities	6,791.1	6,746.7
Other asset-backed securities	1,258.1	1,254.5
Less: securities pledged	1,106.2	1,099.5
Fixed maturities, excluding securities pledged	$ 15,150.1	$ 15,112.2

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies, with a carrying value in excess of 10% of the Company's Shareholder's equity at December 31, 2006 or 2005.

The Company does not have any significant exposure to subprime mortgage loans. The only exposure, if any, would arise from the Company's investment in mortgage-backed securities. These securities are primarily agency-backed and are highly rated. The average rating was AAA at December 31, 2006.

At December 31, 2006 and 2005, fixed maturities with fair values of $11.2 and $11.0, respectively, were on deposit as required by regulatory authorities.

The Company has various categories of collateralized mortgage obligations ("CMOs") that are subject to different degrees of risk from changes in interest rates and, for CMOs that are not agency-backed, defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At December 31, 2006 and 2005, approximately 2.3% and 1.2%, respectively, of the Company's CMO holdings were invested in types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

Equity Securities

Equity securities, available-for-sale, included investments with fair values of $49.8 and $49.5 in ING proprietary funds as of December 31, 2006 and 2005, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Repurchase Agreements

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements. At December 31, 2006 and 2005, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $832.4 and $942.9, respectively. The repurchase obligation related to dollar rolls and repurchase agreements totaled $833.2 and $941.1 at December 31, 2006 and 2005, respectively.

The Company also engages in reverse repurchase agreements. At December 31, 2006, the Company did not have any reverse repurchase agreements. At December 31, 2005, the carrying value of the securities in reverse repurchase agreements was $32.8.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2006 and 2005. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is immaterial.

Unrealized Capital Losses

Unrealized capital losses in fixed maturities at December 31, 2006 and 2005, were primarily related to interest rate movement, or spread widening, and to mortgage and other asset-backed securities. Mortgage and other asset-backed securities include U.S. government-backed securities, principal protected securities, and structured securities, which did not have an adverse change in cash flows. The following table summarizes the unrealized capital losses by duration and reason, along with the fair value of fixed maturities, including securities pledged, in unrealized capital loss positions at December 31, 2006 and 2005.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

2006		Less than Six Months Below Amortized Cost		More than Six Months and less than Twelve Months Below Amortized Cost		More than Twelve Months Below Amortized Costs		Total Unrealized Capital Loss
Interest rate or spread widening	$	10.8	$	4.8	$	102.6	$	118.2
Mortgage and other asset-backed securities		11.0		2.5		107.4		120.9
Total unrealized capital losses	$	21.8	$	7.3	$	210.0	$	239.1
Fair value	$	2,447.4	$	501.5	$	6,726.2	$	9,675.1
2005								
Interest rate or spread widening	$	55.7	$	33.9	$	62.7	$	152.3
Mortgage and other asset-backed securities		41.8		43.1		56.0		140.9
Total unrealized capital losses	$	97.5	$	77.0	$	118.7	$	293.2
Fair value	$	5,941.1	$	2,790.7	$	2,643.6	$	11,375.4

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities is 97.0% of the average book value. In addition, this category includes 1,193 securities, which have an average quality rating of AA-. No other-than-temporary impairment loss was considered necessary for these fixed maturities as of December 31, 2006.

Other-Than-Temporary Impairments

The following table identifies the Company's other-than-temporary impairments by type for the years ended December 31, 2006, 2005, and 2004.

		2006			2005			2004	
		Impairment	No. of Securities		Impairment	No. of Securities		Impairment	No. of Securities
U.S. Treasuries	$	6.4	4	$	0.1	2	$	-	-
U.S. corporate		24.4	67		3.9	15		-	-
Foreign		4.2	10		0.3	1		-	-
Residential mortgage-backed		16.6	76		44.7	82		13.5	53
Other asset-backed		7.0	1		-	-		-	-
Equity securities		0.1	3		-	-		-	-
Total	$	58.7	161	$	49.0	100	$	13.5	53

The above schedule includes $16.1, $43.3, and $13.5, for the years ended December 31, 2006, 2005, and 2004, respectively, in other-than-temporary write-downs related to the analysis of credit-risk and the possibility of significant prepayment risk. The remaining $42.6 and $5.7 in write-downs for the years ended December 31, 2006 and 2005,

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

respectively, related to investments that the Company does not have the intent to retain for a period of time sufficient to allow for recovery in fair value, based upon the requirements of FSP FAS No. 115-1. The following table summarizes these write-downs recognized by type for the years ended December 31, 2006 and 2005.

| | 2006 | | 2005 | |
	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ 6.4	4	$ 0.1	2
U.S. corporate	24.4	67	2.3	13
Foreign	4.2	10	-	-
Residential mortgage-backed	0.6	1	3.3	2
Other asset-backed	7.0	1	-	-
Total	$ 42.6	83	$ 5.7	17

The remaining fair value of the fixed maturities with other-than-temporary impairments at December 31, 2006 and 2005 was $687.7 and $470.8, respectively.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security.

Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2006, 2005, and 2004.

	2006	2005	2004
Fixed maturities, available-for-sale	$ 969.0	$ 978.9	$ 999.4
Equity securities, available-for-sale	10.5	9.7	7.1
Mortgage loans on real estate	93.6	73.0	56.0
Policy loans	13.2	30.0	8.1
Short-term investments and cash equivalents	2.4	2.7	2.4
Other	44.5	38.7	10.0
Gross investment income	1,133.2	1,133.0	1,083.0
Less: investment expenses	103.5	95.9	84.4
Net investment income	$ 1,029.7	$ 1,037.1	$ 998.6

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to other-than-temporary impairment of investments and changes in fair value of derivatives. The cost of the investments on disposal is determined based on specific identification of securities using the first-in, first-out method. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2006, 2005, and 2004.

	2006	2005	2004
Fixed maturities, available-for-sale	$ (67.0)	$ 1.0	$ 51.8
Equity securities, available-for-sale	9.3	12.4	9.9
Derivatives	(3.9)	17.9	(10.2)
Other	-	(0.3)	1.3
Less: allocation to experience-rated contracts	(64.6)	9.0	42.0
Net realized capital gains	$ 3.0	$ 22.0	$ 10.8
After-tax net realized capital gains	$ 2.0	$ 14.3	$ 7.0

During the year ended December 31, 2006, Net realized capital gains decreased due to the higher other-than-temporary impairments recognized in 2006 and higher losses on derivatives.

Net realized capital gains allocated to experience-rated contracts were deducted from Net realized capital gains (losses) and an offsetting amount was reflected in Future policy benefits and claim reserves on the Consolidated Balance Sheets. Net unamortized realized capital gains allocated to experienced-rated contractowners were $164.5, $240.3, and $233.4, at December 31, 2006, 2005, and 2004, respectively.

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross gains and losses, excluding those related to experience-related contracts, were as follows for the years ended December 31, 2006, 2005, and 2004.

	2006	2005	2004
Proceeds on sales	$ 6,481.2	$ 10,062.3	$ 10,236.3
Gross gains	109.0	161.1	146.9
Gross losses	110.9	93.9	70.9

3. Financial Instruments

Estimated Fair Value

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS No. 107"). FAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS No. 107 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Fixed maturities, available-for-sale: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices or dealer quotes. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in their relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities, available-for-sale: Fair values of these securities are based upon quoted market price. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion price, where applicable.

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Cash and cash equivalents, Short-term investments under securities loan agreement, and Policy loans: The carrying amounts for these assets approximate the assets' fair values.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the individual securities in the separate accounts.

Investment contract liabilities (included in Future policy benefits and claim reserves):

With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Without a fixed maturity: Fair value is estimated as the amount payable to the contractowner upon demand. However, the Company has the right under such contracts to delay payment of withdrawals, which may ultimately result in paying an amount different than that determined to be payable on demand.

Liabilities related to separate accounts: Liabilities related to separate accounts are reported at full account value in the Company's Consolidated Balance Sheets. Estimated fair values of separate account liabilities are equal to their carrying amount.

Other financial instruments reported as assets and liabilities: The carrying amounts for these financial instruments (primarily derivatives and limited partnerships) approximate the fair values of the assets and liabilities. Derivatives are carried at fair value on the Consolidated Balance Sheets.

The carrying values and estimated fair values of certain of the Company's financial instruments were as follows at December 31, 2006 and 2005.

	2006		2005	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 16,211.7	$ 16,211.7	$ 17,988.1	$ 17,988.1
Equity securities, available-for-sale	251.7	251.7	170.1	170.1
Mortgage loans on real estate	1,879.3	1,852.6	1,396.0	1,386.2
Policy loans	268.9	268.9	262.4	262.4
Cash, cash equivalents, and short-term investments under securities loan agreement	594.3	594.3	575.8	575.8
Other investments	398.9	398.9	144.6	144.6
Assets held in separate accounts	43,550.8	43,550.8	35,899.8	35,899.8
Liabilities:				
Investment contract liabilities:				
With a fixed maturity	1,475.1	1,529.2	1,772.7	1,886.3
Without a fixed maturity	14,407.2	14,367.8	14,936.4	14,896.0
Derivatives	45.1	45.1	26.7	26.7
Liabilities related to separate accounts	43,550.8	43,550.8	35,899.8	35,899.8

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Derivative Financial Instruments

	Notional Amount		Fair Value	
	2006	**2005**	**2006**	**2005**
Interest Rate Caps				
Interest rate caps are used to manage the interest rate risk in the Company's fixed maturities portfolio. Interest rate caps are purchased contracts that provide the Company with an annuity in an increasing interest rate environment.	$ -	$ 519.6	$ -	$ 6.2
Interest Rate Swaps				
Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturities portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.	3,277.8	2,060.0	16.4	10.3
Foreign Exchange Swaps				
Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.	204.4	126.5	(30.9)	(23.7)
Credit Default Swaps				
Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure to certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to the notional value of the swap contract.	756.8	70.5	(2.5)	(1.0)

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

	Notional Amount		Fair Value	
	2006	**2005**	**2006**	**2005**
Total Return Swaps				
Total return swaps are used to assume credit exposure to a referenced index or asset pool. The difference between different floating-rate interest amounts calculated by reference to an agreed upon notional principal amount is exchanged with other parties at specified intervals.	$ 139.0	$ 36.0	$ 0.3	$ 0.1
Swaptions				
Swaptions are used to manage interest rate risk in the Company's CMOB portfolio. Swaptions are contracts that give the Company the option to enter into an interest rate swap at a specific future date.	1,112.0	175.0	5.2	-
Embedded Derivatives				
The Company also has investments in certain fixed maturity instruments that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads.	N/A*	N/A*	(2.7)	(4.2)

* N/A - not applicable.

Credit Default Swaps

As of December 31, 2006, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $344.3.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

4. Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC was as follows for the years ended December 31, 2006, 2005, and 2004.

Balance at January 1, 2004	$ 308.0
Deferrals of commissions and expenses	123.5
Amortization:	
Amortization	(43.5)
Interest accrued at 5% to 7%	24.3
Net amortization included in the Consolidated Statements of Operations	(19.2)
Change in unrealized capital gains (losses) on available-for-sale securities	2.2
Balance at December 31, 2004	414.5
Deferrals of commissions and expenses	123.1
Amortization:	
Amortization	(59.6)
Interest accrued at 5% to 7%	30.7
Net amortization included in the Consolidated Statements of Operations	(28.9)
Change in unrealized capital gains (losses) on available-for-sale securities	3.7
Balance at December 31, 2005	512.4
Deferrals of commissions and expenses	136.0
Amortization:	
Amortization	(62.1)
Interest accrued at 6% to 7%	37.5
Net amortization included in the Consolidated Statements of Operations	(24.6)
Change in unrealized capital gains (losses) on available-for-sale securities	(0.2)
Balance at December 31, 2006	$ 623.6

The estimated amount of DAC to be amortized, net of interest, is $35.7, $38.7, $43.7, $38.7, and $36.1, for the years 2007, 2008, 2009, 2010, and 2011, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Activity within VOBA was as follows for the years ended December 31, 2006, 2005, and 2004.

Balance at January 1, 2004	$	1,415.4
Deferrals of commissions and expenses		50.1
Amortization:		
Amortization		(200.5)
Interest accrued at 5% to 7%		92.3
Net amortization included in the Consolidated Statements of Operations		(108.2)
Change in unrealized capital gains (losses) on available-for-sale securities		7.9
Balance at December 31, 2004		1,365.2
Deferrals of commissions and expenses		49.3
Amortization:		
Amortization		(219.4)
Interest accrued at 5% to 7%		88.4
Net amortization included in the Consolidated Statements of Operations		(131.0)
Change in unrealized capital gains (losses) on available-for-sale securities		10.9
Balance at December 31, 2005		1,294.4
Deferrals of commissions and expenses		46.2
Amortization:		
Amortization		(82.4)
Interest accrued at 5% to 7%		85.7
Net amortization included in the Consolidated Statements of Operations		3.3
Change in unrealized capital gains (losses) on available-for-sale securities		(1.0)
Balance at December 31, 2006	$	1,342.9

The estimated amount of VOBA to be amortized, net of interest, is $95.3, $96.6, $105.9, $93.5, and $84.0, for the years 2007, 2008, 2009, 2010, and 2011, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

Analysis of DAC and VOBA

The decrease in Amortization of DAC and VOBA in 2006 is primarily driven by favorable unlocking of $83.3, resulting from the refinements of the Company's estimates of persistency, expenses and other assumptions. In addition, the decrease in amortization reflects lower actual gross profits, primarily due to a legal settlement incurred in 2006.

Amortization of DAC and VOBA increased in 2005 primarily due to increased gross profits, which were driven by higher fixed margins and variable fees because of higher average assets under management ("AUM"), partially offset by higher expenses. The Company revised long-term separate account return and certain contractowner withdrawal behavior assumptions, as well as reflected current experience during 2005, resulting in a deceleration of amortization of DAC and VOBA of $11.7.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

During 2004, DAC and VOBA amortization increased principally due to higher actual gross profits, as a result of the fixed margins and fees earned on higher average fixed and variable AUM and fewer other-than-temporary impairments. The Company revised certain contractowner withdrawal behavior assumptions for its products during 2004, resulting in a deceleration of amortization of DAC and VOBA of $5.7.

5. Dividend Restrictions and Shareholder's Equity

The Company's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding 12 months, exceeds the greater of (1) ten percent (10%) of ILIAC's statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations.

During 2006, 2005, and 2004, the Company paid $256.0, $20.5, and $83.5, respectively, in dividends on its common stock to its parent.

During 2006, Lion contributed to ILIAC DSI, which had $50.5 in equity on the date of contribution and was accounted for in a manner similar to a pooling-of-interests. During 2006, 2005, and 2004, the Company did not receive any cash capital contributions from its parent.

The Insurance Department of the State of Connecticut (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income was $125.7, $228.5, and $217.2, for the years ended December 31, 2006, 2005, and 2004, respectively. Statutory capital and surplus was $1,434.9 and $1,539.1 as of December 31, 2006 and 2005, respectively.

As of December 31, 2006, the Company did not utilize any statutory accounting practices that are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affect statutory capital and surplus.

6. Additional Insurance Benefits and Minimum Guarantees

The Company calculates an additional liability for certain GMDBs in order to recognize the expected value of death benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

As of December 31, 2006, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $3.3 billion and $0.7, respectively. As of December 31, 2005, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $3.7 billion and $0.8, respectively.

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2006 and 2005 was $3.3 billion and $3.7 billion, respectively.

7.   **Income Taxes**

Effective January 1, 2006, ILIAC files a consolidated federal income tax return with ING America Insurance Holdings, Inc. ("ING AIH"), an affiliate, and certain other subsidiaries of ING AIH that are eligible corporations qualified to file consolidated federal income tax returns as part of the ING AIH affiliated group. Effective January 1, 2006, ILIAC is party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the group, whereby ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

For the years ended December 31, 2006, 2005, and 2004, DSI, which merged with and into DSL on December 31, 2006, filed a consolidated federal income tax return as part of the ING AIH affiliated group and was party to the ING AIH federal tax allocation agreement, as described above. Income from DSL, a single member limited liability company, is taxed at the member level (ILIAC).

ILIAC's consolidated group filings with IICA for taxable year 2005, and prior taxable periods, were governed by a federal tax allocation agreement with IICA, whereby ILIAC charged its subsidiary for federal taxes it would have incurred were it not a member of the consolidated group and credited IICA for losses at the statutory federal tax rate.

Income tax expense (benefit) consisted of the following for the years ended December 31, 2006, 2005, and 2004.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

		2006		2005		2004
Current tax (benefit) expense:						
Federal	$	23.3	$	4.9	$	7.7
State		20.0		4.9		3.2
Total current tax expense		43.3		9.8		10.9
Deferred tax expense:						
Federal		79.4		11.7		46.1
Total deferred tax expense		79.4		11.7		46.1
Total income tax expense	$	122.7	$	21.5	$	57.0

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes for the following reasons for the years ended December 31, 2006, 2005, and 2004.

		2006		2005		2004
Income before income taxes	$	424.5	$	294.2	$	277.5
Tax rate		35.0%		35.0%		35%
Income tax at federal statutory rate		148.6		103.0		97.1
Tax effect of:						
Dividend received deduction		(36.5)		(25.8)		(9.6)
IRS audit settlement		-		(58.2)		(33.0)
State tax expense		13.0		3.2		2.1
Other		(2.4)		(0.7)		0.4
Income tax expense	$	122.7	$	21.5	$	57.0

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2006 and 2005, are presented below.

		2006		2005
Deferred tax assets:				
Insurance reserves	$	262.0	$	275.5
Unrealized gains allocable to experience-rated contracts		18.3		17.0
Investments		3.5		18.8
Postemployment benefits		74.7		57.7
Compensation		25.1		37.6
Other		19.9		14.2
Total gross assets		403.5		420.8
Deferred tax liabilities:				
Value of business acquired		(469.1)		(453.0)
Net unrealized capital gains		(15.9)		(27.3)
Deferred policy acquisition costs		(164.5)		(123.6)
Total gross liabilities		(649.5)		(603.9)
Net deferred income tax liability	$	(246.0)	$	(183.1)

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Net unrealized capital gains (losses) are presented as a component of Other comprehensive income (loss) in Shareholder's equity, net of deferred taxes.

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. No valuation allowance was established at December 31, 2006 and 2005, as management believed the above conditions did not exist.

The Company had a payable of $28.5 to ING AIH under the intercompany tax sharing agreement at December 31, 2006 and a payable of $30.3 to the Internal Revenue Service ("IRS") at December 31, 2005 for federal income taxes.

Under prior law, life insurance companies were allowed to defer from taxation a portion of income. Prior to 2006, deferred income of $17.2 was accumulated in the Policyholders' Surplus Account and would only become taxable under certain conditions, which management believed to be remote. In 2004, Congress passed the American Jobs Creation Act of 2004, allowing certain tax-free distributions from the Policyholders' Surplus Account during 2005 and 2006. During 2006, the Company made a dividend distribution of $256.0, which eliminated the $17.2 balance in the Policyholders' Surplus Account and, therefore, any potential tax on the accumulated balance.

The Company establishes reserves for possible proposed adjustments by various taxing authorities. Management believes there are sufficient reserves provided for, or adequate defenses against, any such adjustments.

In 2005, the IRS completed its examination of the Company's returns through tax year 2001. The provision for the year ended December 31, 2005 reflected non-recurring favorable adjustments, resulting from a reduction in the tax liability that was no longer deemed necessary based on the results of the IRS examination, monitoring the activities of the IRS with respect to certain issues with other taxpayers, and the merits of the Company's positions.

The IRS is examining the Company's income tax returns for tax years 2002 and 2003, with expected completion in early 2007. Management is not aware of any adjustments as a result of this examination that would have a material impact on the Company's financial statements. There are also various state tax audits in progress.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

8.   **Benefit Plans**

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $23.8, $22.5, and $18.8, for 2006, 2005, and 2004, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salesmen who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges to operations of the Company for the Savings Plan were $9.7, $8.9, and $8.0, in 2006, 2005, and 2004, respectively, and are included in Operating expenses in the Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Non-Qualified Retirement Plans

Through December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under the SERPs ceased, effective as of December 31, 2001. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salesmen who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was terminated effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following tables summarize the benefit obligations, fair value of plan assets, and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2006 and 2005.

	2006	2005
Change in Benefit Obligation:		
Defined benefit obligation, January 1	$ 106.8	$ 104.1
Interest cost	5.5	6.0
Benefits paid	(8.3)	(9.7)
Actuarial loss on obligation	(6.3)	6.4
Defined benefit obligation, December 31	$ 97.7	$ 106.8
Fair Value of Plan Assets:		
Fair value of plan assets, December 31	$ -	$ -

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Amounts recognized in the Consolidated Balance Sheets consist of:

	2006	2005
Accrued benefit cost	$ (97.7)	$ (101.8)
Intangible assets	-	0.4
Accumulated other comprehensive income	14.1	17.8
Net amount recognized	$ (83.6)	$ (83.6)

At December 31, 2006 and 2005, the accumulated benefit obligation was $97.7 and $106.8, respectively.

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2006 and 2005 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2006	2005
Discount rate at beginning of period	5.50%	6.00%
Rate of compensation increase	4.00%	4.00%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries (particularly the Citigroup Pension Discount Curve), including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of ING Americas' Retirement Plan. Based upon all available information, it was determined that 5.9% was the appropriate discount rate as of December 31, 2006, to calculate the Company's accrued benefit liability. Accordingly, as prescribed by SFAS No. 87, "Employers' Accounting for Pensions", the 5.9% discount rate will also be used to determine the Company's 2007 pension expense. December 31 is the measurement date for the SERP's and Agents Non-Qualified Plan.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2006	2005	2004
Discount rate	5.90%	6.00%	6.25%
Rate of increase in compensation levels	4.00%	4.00%	3.75%

The weighted average assumptions used in calculating the net pension cost for 2006 were as indicated above (5.9% discount rate, 4.0% rate of compensation increase). Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2006, 2005, and 2004, were as follows:

		2006		**2005**		**2004**
Interest cost	$	5.5	$	6.0	$	5.9
Net actuarial loss recognized in the year		2.0		1.3		-
Unrecognized past service cost recognized in the year		0.2		0.2		0.2
The effect of any curtailment or settlement		0.4		0.3		0.1
Net periodic benefit cost	$	8.1	$	7.8	$	6.2

Cashflows

In 2007, the employer is expected to contribute $13.5 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs, and Agents Non-Qualified Plan, for the years ended December 31, 2007 through 2011, and thereafter through 2016, are estimated to be $13.5, $13.1, $9.8, $9.4, $8.2, and $25.4, respectively.

Other

On October 4, 2004, the President signed into law The Jobs Creation Act ("Jobs Act"). The Jobs Act affects nonqualified deferred compensation plans, such as the Agents Nonqualified Plan. ING North America will make changes to impacted nonqualified deferred compensation plans, as necessary to comply with the requirements of the Jobs Act.

Other Benefit Plans

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

- Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2006, 2005, and 2004, were $1.5, $1.4, and $2.5, respectively.

9.   Related Party Transactions

Operating Agreements

ILIAC has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative, and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2006, 2005, and 2004, expenses were incurred in the amounts of $62.2, $61.7, and $58.8, respectively.
- Services agreement with ING North America for administrative, management, financial, and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2006, 2005, and 2004, expenses were incurred in the amounts of $175.3, $138.5, and $132.9, respectively.
- Services agreement between ILIAC and its U.S. insurance company affiliates dated January 1, 2001, and amended effective January 1, 2002. For the years ended December 31, 2006, 2005, and 2004, net expenses related to the agreement were incurred in the amount of $12.4, $17.8, and $8.6, respectively.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies, whereby DSL acts as the principal underwriter for variable insurance products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2006, 2005, and 2004, commissions were collected in the amount of $429.2, $378.1, and $375.0. Such commissions are, in turn, paid to broker-dealers.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

- Services agreements with Lion, ING USA, and RLNY, whereby DSL receives managerial and supervisory services and incurs a fee that is calculated as a percentage of average assets in the variable separate accounts. For the years ended December 31, 2006, 2005, and 2004, expenses were incurred in the amount of $70.8, $46.3, and $37.6, respectively.

- Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets. For the years ended December 31, 2006, 2005, and 2004, expenses were incurred in the amounts of $8.8, $6.4, and $5.3, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

Investment Advisory and Other Fees

During 2006, 2005, and 2004, ILIAC served as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"). The Company Funds paid ILIAC, as investment advisor, daily fees that, on an annual basis, ranged, depending on the Fund, from 0.5% to 1.0% of their average daily net assets. Each of the Company Funds managed by ILIAC were subadvised by investment advisors, in which case ILIAC paid a subadvisory fee to the investment advisors, which included affiliates. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The amount of compensation and fees received from affiliated mutual funds and separate accounts amounted to $289.9, $263.0, and $209.2 (excludes fees paid to ING Investment Management Co.) in 2006, 2005, and 2004, respectively. Effective January 1, 2007, ILIAC's investment advisory agreement with the Company Funds was assigned to DSL.

DSL serves as the investment advisor, transfer agent, and administrator, to ING Investors Trust (the "Trust"), an affiliate. Under a unified fee agreement, DSL provides all services necessary for the ordinary operations of the Trust. DSL earns a monthly fee based on a percentage of average daily net assets. For the years ended December 31, 2006, 2005, and 2004, revenue for these services was $233.9, $174.6, and $138.2, respectively. At December 31, 2006 and 2005, DSL had $22.1 and $17.2, respectively, receivable from the Trust under the unified fee agreement.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Financing Agreements

ILIAC maintains a reciprocal loan agreement with ING America Insurance Holdings, Inc. ("ING AIH"), an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, either party can borrow from the other up to 3% of ILIAC's statutory admitted assets as of the preceding December 31. Interest on any ILIAC borrowing is charged at the rate of ING AIH's cost of funds for the interest period, plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, ILIAC incurred interest expense of $1.8, $0.7, and $0.2, for the years ended December 31, 2006, 2005, and 2004, respectively, and earned interest income of $3.3, $1.1, and $1.3, for the years ended December 31, 2006, 2005, and 2004, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Consolidated Statements of Operations. At December 31, 2006 and 2005, ILIAC had $45.0 and $131.0, respectively, receivable from ING AIH under the reciprocal loan agreement.

Note with Affiliate

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Notes") scheduled to mature on December 29, 2034, to ILIAC, in an offering that was exempt from the registration requirements of the Securities Act of 1933. ILIAC's $175.0 notes receivable from ING USA bears interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income for the years ended December 31, 2006 and 2005 was $11.1.

Tax Sharing Agreements

Effective January 1, 2006, the Company is a party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the ING AIH consolidated group. Under the federal tax allocation agreement, ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

For the years ended December 31, 2006, 2005, and 2004, DSI, which merged with and into DSL on December 31, 2006, was party to the ING AIH federal tax allocation agreement, as described above. Income from DSL, a single member limited liability company, is taxed at the member level (ILIAC).

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

ILIAC has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

10. Financing Agreements

ILIAC maintains a $100.0 uncommitted, perpetual revolving note facility with the Bank of New York ("BONY"). Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by BONY to ILIAC for the borrowing. Under this agreement, ILIAC incurred minimal interest expense for the years ended December 31, 2006, 2005, and 2004. At December 31, 2006 and 2005, ILIAC had no amounts outstanding under the revolving note facility.

ILIAC also maintains a $75.0 uncommitted line-of-credit agreement with PNC Bank ("PNC"), effective December 19, 2005. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of $75.0. Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by PNC to ILIAC for the borrowing. Under this agreement, ILIAC incurred minimal interest expense for the year ended December 31, 2006 and no interest expense for the year ended December 31, 2005. At December 31, 2006 and 2005, ILIAC had no amounts outstanding under the line-of-credit agreement.

ILIAC also maintains $100.0 uncommitted line-of-credit agreement with Svenska Handelsbanken AB (Publ.), effective June 2, 2006. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of $100.0. Interest on any of the Company's borrowing accrues at an annual rate equal to the rate quoted by Svenska to the Company for the borrowing. Under this agreement, the Company incurred minimal interest expense for the year ended December 31, 2006. At December 31, 2006, ILIAC had no amounts outstanding under the line-of-credit agreement.

Also see Financing Agreements in the Related Party Transactions footnote.

11. Reinsurance

At December 31, 2006, the Company had reinsurance treaties with eight unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. At December 31, 2006, the Company did not have reinsurance treaties with affiliated reinsurers. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

On, October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with certain subsidiaries of Lincoln for $1.0 billion in cash. Under the agreement, Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contractowners. Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

The Company has assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $17.4 and $17.8 were maintained for this contract as of December 31, 2006 and 2005, respectively.

Reinsurance ceded in force for life mortality risks were $22.4 and $24.2 at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, net receivables were comprised of the following:

	2006		2005	
Claims recoverable from reinsurers	$	2,727.1	$	2,806.6
Payable for reinsurance premiums		(1.2)		(1.7)
Reinsured amounts due to reinsurer		(0.5)		(0.3)
Reserve credits		0.8		1.1
Other		(10.8)		(9.0)
Total	$	2,715.4	$	2,796.7

Premiums and Interest credited and other benefits to contractowners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2006, 2005, and 2004.

	2006	2005	2004
Deposits ceded under reinsurance	$ 199.0	$ 215.5	$ 244.9
Premiums ceded under reinsurance	0.5	0.4	0.5
Reinsurance recoveries	359.0	363.7	395.2

12.   Commitments and Contingent Liabilities

Leases

The Company leases its office space and certain other equipment under various operating leases, the longest term of which expires in 2014.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

For the years ended December 31, 2006, 2005, and 2004, rent expense for leases was $17.8, $17.4, and $17.2, respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2007 through 2011 are estimated to be $16.9, $3.6, $2.6, $1.6, and $0.9, respectively, and $0.8 thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

At December 31, 2006, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $706.8, $322.3 of which was with related parties. At December 31, 2005, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $516.7, $398.0 of which was with related parties. During 2006 and 2005, $79.4 and $42.4, respectively, was funded to related parties under off-balance sheet commitments.

Financial Guarantees

The Company owns a 3-year credit-linked note arrangement, whereby the Company will reimburse the guaranteed party upon payment default of the referenced obligation. Upon such default, the Company reimburses the guaranteed party for the loss under the reference obligation, and the Company receives that reference obligation in settlement. The Company can then seek recovery of any losses under the agreement by sale or collection of the received reference obligation. As of December 31, 2006, the maximum liability to the Company under the guarantee was $30.0.

New Construction

During the second half of 2006, NWL entered into agreements for site development and facility construction at the Windsor Property (collectively, the "Construction Agreements"), with a maximum estimated cost of $81.5 under the Construction Agreements. Costs incurred under the Construction Agreements and other agreements associated with the construction, acquisition and development of the corporate office facility totaled $27.6 for the year ended December 31, 2006. These costs were capitalized in Property and equipment on the Consolidated Balance Sheet.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business.   Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief.   Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals.   While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Other Regulatory Matters

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry.   In each case, the Company and its affiliates have been and are providing full cooperation.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Insurance and Retirement Plan Products and Other Regulatory Matters

The New York Attorney General, other federal and state regulators, and self-regulatory agencies, are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Action may be taken with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

13.   Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of Accumulated other comprehensive income (loss) as of December 31, 2006, 2005, and 2004.

	2006	2005	2004
Net unrealized capital gains (losses):			
Fixed maturities, available-for-sale	$ (44.6)	$ (18.0)	$ 482.1
Equity securities, available-for-sale	18.1	3.2	8.7
DAC/VOBA adjustment on available-for-sale securities	3.9	5.1	(9.5)
Sales inducements adjustment on available-for-sale securities	0.1	0.1	(0.1)
Premium deficiency reserve adjustment	(37.5)	(23.6)	-
Other investments	0.8	1.2	1.3
Less: allocation to experience-rated contracts	(52.4)	(48.6)	357.5
Unrealized capital (losses) gains, before tax	(6.8)	16.6	125.0
Deferred income tax asset (liability)	2.4	(10.3)	(41.2)
Net unrealized capital (losses) gains	(4.4)	6.3	83.8
Pension liability, net of tax	(9.6)	(11.6)	(16.7)
Accumulated other comprehensive (loss) income	$ (14.0)	$ (5.3)	$ 67.1

Net unrealized capital (losses) gains allocated to experience-rated contracts of $(52.4) and $(48.6) at December 31, 2006 and 2005, respectively, are reflected on the Consolidated Balance Sheets in Future policy benefits and claims reserves and are not included in Shareholder's equity.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Changes in Accumulated other comprehensive income (loss), net of DAC, VOBA, and tax, related to changes in unrealized capital gains (losses) on securities, including securities pledged and excluding those related to experience-rated contracts, were as follows for the years ended December 31, 2006, 2005, and 2004.

	2006	2005	2004
Fixed maturities, available-for-sale	$ (26.6)	$ (500.1)	$ (133.0)
Equity securities, available-for-sale	14.9	(5.5)	(5.1)
DAC/VOBA adjustment on available-for-sale securities	(1.2)	14.6	10.1
Sales inducements adjustment on available-for-sale securities	-	0.2	(0.1)
Premium deficiency reserve adjustment	(13.9)	(23.6)	-
Other investments	(0.4)	(0.1)	(59.7)
Less: allocation to experience-rated contracts	(3.8)	(406.1)	(134.0)
Unrealized capital gains (losses), before tax	(23.4)	(108.4)	(53.8)
Deferred income tax asset (liability)	12.7	30.9	21.6
Net change in unrealized capital gains (losses)	$ (10.7)	$ (77.5)	$ (32.2)

	2006	2005	2004
Net unrealized capital holding gains (losses) arising during the year [1]	$ (43.6)	$ (38.2)	$ (1.8)
Less: reclassification adjustment for gains (losses) and other items included in Net income [2]	(32.9)	39.3	30.4
Net change in unrealized capital gains (losses)	$ (10.7)	$ (77.5)	$ (32.2)

[1] Pretax unrealized holding gains (losses) arising during the year were $(95.4), $(53.4), and $(3.0), for the years ended December 31, 2006, 2005, and 2004, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net income were $(72.0), $55.0, and $50.8, for the years ended December 31, 2006, 2005, and 2004, respectively.

QUARTERLY DATA (UNAUDITED)
(Dollar amounts in millions, unless otherwise stated)

2006	First*		Second*		Third*		Fourth	
Total revenue	$	532.5	$	551.2	$	548.5	$	597.7
Income before income taxes		80.4		116.9		84.3		142.9
Income tax expense		21.6		34.2		16.6		50.3
Net income	$	58.8	$	82.7	$	67.7	$	92.6

2005	First*		Second*		Third*		Fourth*	
Total revenue	$	511.7	$	536.5	$	529.7	$	519.8
Income before income taxes		55.0		76.0		87.3		75.9
Income tax expense (benefit)		17.0		23.9		(40.9)		21.5
Net income	$	38.0	$	52.1	$	128.2	$	54.4

*Amounts have been restated to reflect the contribution of Directed Services, Inc. on December 1, 2006. See the "Organization and Significant Accounting Policies" footnote for further information regarding the contribution.